As filed with the Securities and Exchange Commission on August 1, 2018

Registration No. 333-224182

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 3

to

Form S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

LEGACY RESERVES INC.

(Exact name of registrant as specified in its charter)

Delaware	1311	82-4919553
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. employer identification number)

303 W. Wall St., Suite 1800

Midland, Texas 79701

(432) 689-5200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

James Daniel Westcott

President and Chief Financial Officer

303 W. Wall St., Suite 1800

Midland, Texas 79701

(432) 689-5200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Matthew R. Pacey, P.C. Michael P. Fisherman Kirkland & Ellis LLP 609 Main Street, 45th Floor Houston, Texas 77002 (713) 836-3600	Srinivas M. Raju Kenneth E. Jackman Richards Layton & Finger, P.A. One Rodney Square 920 North King Street Wilmington, Delaware 19801 (302) 651-7701

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and all other conditions under the Amended and Restated Agreement and Plan of Merger, included as Annex A to the enclosed proxy statement/prospectus, have been satisfied or waived.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, please check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Securities Act”), check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Non-accelerated filer ☒	Smaller reporting company	☐
Accelerated filer	☐	(Do not check if a smaller reporting company)	Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. Legacy Reserves Inc. may not distribute or issue the securities being registered pursuant to this registration statement until the registration statement, as filed with the Securities and Exchange Commission (of which this preliminary proxy statement/prospectus is a part), is effective. This preliminary proxy statement/prospectus is not an offer to sell nor should it be considered a solicitation of an offer to buy the securities described herein in any state where the offer or sale is not permitted.

PRELIMINARY—SUBJECT TO COMPLETION DATED AUGUST 1, 2018

REORGANIZATION PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Unitholders of Legacy Reserves LP:

The board of directors (the “GP Board”) of Legacy Reserves GP, LLC (the “Partnership GP”), which is the general partner of Legacy Reserves LP (the “Partnership”), has unanimously approved a corporate reorganization of the Partnership to transition from a master limited partnership to a corporation (the “Corporate Reorganization”). The Corporate Reorganization is to be accomplished through (i) a merger between the Partnership and Legacy Reserves Merger Sub LLC (“Merger Sub”), a wholly owned subsidiary of Legacy Reserves Inc. (“New Legacy”), pursuant to which all of the units representing limited partner interests in the Partnership (“units”), the 8% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units representing limited partner interests in the Partnership and the 8% Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units representing limited partner interests in the Partnership will be converted into the right to receive shares of common stock, par value $0.01 per share, of New Legacy (“common stock”), and Merger Sub will be merged with and into the Partnership (the “Merger”) and (ii) the purchase by New Legacy of all of the outstanding limited liability company interests in the Partnership GP (the “GP Interests”) from Lion GP Interests, LLC (the “GP Seller”) for an aggregate purchase price of $3.0 million in cash (the “GP Purchase”). The conflicts committee of the GP Board (the “Conflicts Committee”) has unanimously determined that the GP Purchase is fair and reasonable to, and in the best interests of, the Partnership, its subsidiaries and the holders of units (“unitholders”) (other than the Partnership GP and its affiliates). In addition, the GP Board (acting based upon the Special Approval of the Conflicts Committee (as further described herein)) has unanimously determined that the GP Purchase is advisable, fair to and in the best interests of the Partnership, its subsidiaries and the unitholders (other than the Partnership GP and its affiliates).

Following the Corporate Reorganization, the Partnership and the Partnership GP will each be wholly owned subsidiaries of New Legacy, a newly formed Delaware corporation. Upon consummation of the Corporate Reorganization, New Legacy common stock is expected to be listed on the Nasdaq Global Select Market under the symbol “LGCY.”

The GP Board believes that the Corporate Reorganization is critical to the future success of the Partnership. Following the widespread bankruptcy filings and the destruction of nearly all of the collective equity value in the upstream master limited partnership space, the GP Board believes that maintaining the current master limited partnership structure is no longer in the best interests of the Partnership. Reorganizing the Partnership will provide management and the board of New Legacy better ability to grow the business, including removing the Partnership GP members’ negative control rights. The GP Board believes that the Partnership’s assets and growth development plan are no longer best suited for the yield-based MLP sector, and the Partnership has already been transitioning its business model to reinvest its cash flow into the business in order to grow its asset base. The GP Board also believes that the transition to a C-Corp will increase New Legacy’s access to, and lower the cost of, capital through an expanded field of investors, as many investors are unwilling or unable to invest in pass-through entities.

The Partnership is holding a special meeting of its unitholders on September 19, 2018. At this meeting, unitholders will be asked to approve the Amended and Restated Agreement and Plan of Merger (the “Merger Agreement”), to approve the classification of the New Legacy Board of Directors (the “New Legacy Board”), to approve a new equity incentive plan to be used by New Legacy and to consider and vote upon, on an advisory, non-binding basis, the compensation payments that may be paid or become payable to the named executive officers of the Partnership in connection with the Corporate Reorganization. Information about the special meeting, the Corporate Reorganization, the New Legacy Board, the new equity incentive plan and the compensation payments are contained in this proxy statement/prospectus. We encourage you to read this entire proxy statement/prospectus, including the annexes, carefully. In particular, you should read the “Risk Factors” section beginning on page 30 for a description of various risks you should consider in evaluating the proposed Corporate Reorganization.

The GP Board has unanimously determined that the Merger Agreement and the Merger are advisable, fair to and in the best interests of the Partnership and the unitholders of the Partnership and has unanimously approved and adopted the Merger Agreement and the Merger. The GP Board unanimously recommends that the unitholders of the Partnership vote FOR the approval of the Merger Agreement, FOR the approval of the classification of the New Legacy Board, FOR the approval of the new equity incentive plan, FOR the compensation payments to named executive officers of the Partnership in connection with the Corporate Reorganization and FOR the adjournment of the special meeting if necessary to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the proposal to approve the Merger Agreement.

EVERY VOTE IS IMPORTANT. Whether or not you plan to attend the special meeting, please take the time to vote by following the instructions on your proxy card as soon as possible. If your units are held in “street name,” please instruct your broker or bank how to vote your units.

Thank you, and we look forward to seeing you at the special meeting.

Sincerely,

Paul T. Horne

Chief Executive Officer and

Chairman of the Board of Directors of

Legacy Reserves GP, LLC

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under this proxy statement/prospectus or has determined if this document is truthful or complete. Any representation to the contrary is a criminal offense.

This proxy statement/prospectus is dated             , 2018 and is being first mailed to unitholders on or about            , 2018.

Midland, Texas

, 2018

Legacy Reserves LP

303 W. Wall St., Suite 1800

Midland, Texas 79701

NOTICE OF SPECIAL MEETING OF UNITHOLDERS

To the Unitholders of Legacy Reserves LP:

A special meeting (the “special meeting”) of holders of units (“units”) representing limited partner interests in Legacy Reserves LP (the “Partnership”) will be held on September 19, 2018 at 10:30 a.m., local time, at Midland Country Club located at 6101 N. Highway 349, Midland, Texas 79705, for the following purposes:

•	to consider and vote upon a proposal to approve the Amended and Restated Agreement and Plan of Merger (the “Merger Agreement”), a copy of which is attached as Annex A to this proxy statement/prospectus, by and among the Partnership, Legacy Reserves Inc. (“New Legacy”), Legacy Reserves Merger Sub LLC (the “Merger Sub”), a wholly owned subsidiary of New Legacy, and Legacy Reserves GP, LLC, the general partner of the Partnership (the “Partnership GP”), pursuant to which Merger Sub will be merged with and into the Partnership (the “Merger”), with the Partnership continuing as the surviving entity and a wholly owned subsidiary of New Legacy (the “Merger Proposal”);

•	to consider and vote upon a proposal to approve the classification of the New Legacy Board in accordance with the Amended and Restated Certificate of Incorporation of New Legacy, a copy of which is attached as Exhibit A to Annex A to this proxy statement/prospectus, to be in effect following the consummation of the Corporate Reorganization (as defined below) (the “Board Classification Proposal”);

•	to consider and vote upon a proposal to approve the Legacy Reserves Inc. 2018 Omnibus Incentive Plan, a copy of which is attached as Annex B to this proxy statement/prospectus, to be in effect following the consummation of the Corporate Reorganization (the “LTIP Proposal”);

•	to consider and vote upon, on an advisory, non-binding basis, the compensation payments that may be paid or become payable to the Partnership’s named executive officers in connection with the Corporate Reorganization (the “Compensation Proposal”); and

•	to consider and vote upon a proposal to adjourn the special meeting to a later date or dates, if presented, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to approve the Merger Proposal (the “Adjournment Proposal” and, collectively with the Merger Proposal, the Board Classification Proposal, the LTIP Proposal and the Compensation Proposal, the “Proposals”).

Additionally, New Legacy, the Partnership and the Partnership GP entered into a GP Purchase Agreement (the “GP Purchase Agreement”) with Lion GP Interests, LLC (the “GP Seller”) and all of the current members of the Partnership GP, pursuant to which New Legacy will purchase all of the outstanding limited liability company interests in the Partnership GP from the GP Seller for an aggregate purchase price of $3.0 million in cash (the “GP Purchase,” and together with the Merger, the “Corporate Reorganization”). A vote for the Merger Proposal is effectively a vote in favor of the Corporate Reorganization which will result in a reorganization from a master limited partnership to a corporation.

The Board Classification Proposal and the LTIP Proposal will be implemented only if the Merger is consummated and the Merger Proposal is approved.

Approval of the Merger Proposal requires the affirmative vote of holders of a majority of the votes cast (not including abstentions and broker non-votes) by unitholders who are present (in person or by proxy) and entitled to vote at the special meeting. Approval of the Board Classification Proposal requires the affirmative vote of holders of a majority of the votes cast (not including abstentions and broker non-votes) by unitholders who are present (in person or by proxy) and entitled to vote at the special meeting. Approval of the LTIP Proposal is being sought to satisfy the stockholder approval policy of the Nasdaq Global Select Market. For these purposes, approval of the LTIP Proposal requires the affirmative vote of holders of a majority of the votes cast (not including abstentions and broker non-votes) by unitholders who are present (in person or by proxy) and entitled to vote at the special meeting. Approval, on an advisory, non-binding basis, of the Compensation Proposal, requires the affirmative vote of holders of a majority of the votes cast (not including abstentions and broker non-votes) by unitholders who are present (in person or by proxy) and entitled to vote at the special meeting. Approval of the Adjournment Proposal, if presented, requires the affirmative vote of holders of a majority of the votes cast (not including abstentions and broker non-votes) by unitholders who are present (in person or by proxy) and entitled to vote at the special meeting. Abstentions and broker non-votes (if any) will not be taken into account in determining the outcome of the Merger Proposal, Board Classification Proposal, LTIP Proposal, Compensation Proposal and Adjournment Proposal. The votes on each Proposal are separate and apart from the votes on the other Proposals. Accordingly, you may vote to approve certain of the Proposals and vote not to approve other Proposals. Because the vote on the Compensation Proposal is advisory in nature only, it will not be binding on the Partnership or New Legacy.

We cannot complete the Corporate Reorganization unless the unitholders approve the Merger Proposal. Accordingly, your vote is very important regardless of the number of units you own.

The board of directors (the “GP Board”) of the Partnership GP (acting based upon the Special Approval (as defined in both the Amended and Restated Limited Liability Company Agreement of the Partnership GP and the Fifth Amended and Restated Agreement of Limited Partnership of the Partnership (the “Partnership Agreement”)) of the Conflicts Committee of the GP Board (the “Conflicts Committee”)) and the Conflicts Committee have unanimously determined that the GP Purchase Agreement is fair and reasonable to, and in the best interests of, the Partnership and the unitholders (other than the Partnership GP and its affiliates). The GP Board has determined that the Merger is fair and reasonable to, and in the best interests of, the Partnership and the unitholders; approved the Merger Agreement and the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby; and resolved to submit the Merger Agreement to a vote of the unitholders and recommend approval of the Merger Agreement by the unitholders. The GP Board recommends that the unitholders vote FOR the Merger Proposal, FOR the Board Classification Proposal, FOR the LTIP Proposal, FOR the Compensation Proposal and FOR the Adjournment Proposal.

For more information regarding the recommendation of the GP Board, including the obligations of the GP Board in making such determination under the Partnership Agreement, see “The Corporate Reorganization—Recommendation of the GP Board and Reasons for the Corporate Reorganization.” In considering the recommendation of the GP Board, unitholders should be aware that some of the Partnership GP’s directors and executive officers may have interests in the Corporate Reorganization that are different from, or in addition to, the interests they may have as unitholders. See “The Corporate Reorganization—Interests of Certain Persons in the Merger.”

Only unitholders of record at the close of business on July 26, 2018 are entitled to notice of and to vote at the special meeting. A list of unitholders entitled to vote at the special meeting will be available for inspection at the Partnership’s offices in Midland, Texas for any purpose relevant to the special meeting during normal business hours for a period of ten days before the meeting and at the special meeting. References to the special meeting in this proxy statement/prospectus are to such special meeting as adjourned or postponed.

YOUR VOTE IS IMPORTANT. WHETHER OR NOT YOU EXPECT TO ATTEND THE SPECIAL MEETING, PLEASE SUBMIT YOUR PROXY IN ONE OF THE FOLLOWING WAYS:

•	If you hold your units in the name of a bank, broker or other nominee, you should follow the instructions provided by your bank, broker or other nominee when voting your units.

•	If you hold your units in your own name, you may submit your proxy by:

•	using the toll-free telephone number shown on the proxy card;

•	using the Internet website shown on the proxy card; or

•	marking, signing, dating and promptly returning the enclosed proxy card in the postage-paid envelope. It requires no postage if mailed in the United States.

The enclosed proxy statement/prospectus provides a detailed description of the Corporate Reorganization and the Merger Agreement. You are urged to read this proxy statement/prospectus and the Annexes carefully and in their entirety. If you have any questions concerning the Corporate Reorganization, the Merger Agreement or this proxy statement/prospectus, would like additional copies or need help voting your units, please contact the Partnership’s proxy solicitor:

Morrow Sodali Global, LLC

470 West Avenue

Stamford, Connecticut 06902

Banks and Brokers Call: (203) 658-9400

All Others Call Toll Free: (800) 662-5200

Email: LGCYinfo@morrowsodali.com

By order of the Board of Directors of

Legacy Reserves GP, LLC,

Paul T. Horne

Chief Executive Officer and

Chairman of the Board of Directors of

Legacy Reserves GP, LLC

IMPORTANT NOTE ABOUT THIS PROXY STATEMENT/PROSPECTUS

This proxy statement/prospectus, which forms part of a registration statement on Form S-4 filed with the Securities and Exchange Commission (the “SEC”), constitutes a proxy statement of the Partnership under Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the solicitation of proxies for the special meeting to approve the Merger Proposal, the Board Classification Proposal, the LTIP Proposal, the Compensation Proposal and the Adjournment Proposal. This proxy statement/prospectus is also a prospectus of New Legacy under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), for the shares (the “shares”) of New Legacy common stock, par value $0.01 (the “common stock”), that New Legacy will issue to the unitholders and Preferred Unitholders of the Partnership in the Corporate Reorganization pursuant to the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus, by and among the Partnership, New Legacy, Merger Sub and the Partnership GP.

The Partnership and New Legacy have not authorized anyone to give any information or make any representation about the Corporate Reorganization, the Partnership or New Legacy that is different from, or in addition to, that contained in this proxy statement/prospectus. Therefore, if anyone distributes this type of information, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies are unlawful, or you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

PROXY STATEMENT/PROSPECTUS

i

Page
Anti-Takeover Effects of New Legacy’s Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws and Certain Provisions of Delaware Law	104
Dissenters’ Rights of Appraisal and Payment	108
Stockholders’ Derivative Actions	109
Corporate Opportunity	109
Limitations on Liability and Indemnification and Advancement of Expenses of Officers and Directors	109
Transfer Agent and Registrar	110
Listing	110
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES	111
Tax Consequences of the Merger to U.S. Holders of Common Units or Preferred Units	112
Tax Consequences to U.S. Holders of Owning and Disposing of Shares Received in the Merger	114
Information Reporting and Backup Withholding	114
Reporting Requirements	115
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE PARTNERSHIP	116
Overview	116
Recent Developments	116
Trends Affecting the Partnership’s Business and Operations	116
Restrictions on Paying Distributions	118
Operating Data	119
Results of Operations	120
Non-GAAP Financial Measure	125
Capital Resources and Liquidity	127
Cash Flow from Operations	128
Cash Flow from Investing Activities	129
Cash Flow from Financing Activities	131
Off-Balance Sheet Arrangements	140
Contractual Obligations	140
Critical Accounting Policies and Estimates	140
Recently Issued Accounting Pronouncements	143
BUSINESS OF THE PARTNERSHIP	145
Overview	145
2017 Highlights	145
Business Strategy	145
2018 Operating Focus	145
Operating Regions	146
Development Activities	147
Oil and Natural Gas Derivative Activities	148
Summary of Oil and Natural Gas Properties and Projects	148
Proved Reserves	149
Production and Price History	152
Productive Wells	153
Developed and Undeveloped Acreage	153
Drilling Activity	153
Summary of Development Projects	154
Present Activities	154
Operations	154
Title to Properties	155
Marketing and Major Purchasers	156

QUESTIONS AND ANSWERS ABOUT THE CORPORATE REORGANIZATION AND

THE SPECIAL MEETING

Important Information and Risks. The following are brief answers to some questions that you may have regarding the Corporate Reorganization and matters being considered at the special meeting. You should read and consider carefully the remainder of this proxy statement/prospectus, including the Risk Factors beginning on page 30 and the attached Annexes, because the information in this section does not provide all of the information that might be important to you.

Q:	Why am I receiving these materials?

A:	This proxy statement/prospectus is being used:

(1) by the Partnership to solicit proxies to be used at its special meeting of unitholders; and

(2) by New Legacy in connection with its offering of shares of its common stock, par value $0.01 per share (“common stock”), to unitholders as part of the Corporate Reorganization.

The Partnership and New Legacy have agreed to reorganize by merging Merger Sub, a subsidiary of New Legacy, with and into the Partnership under the terms of the Merger Agreement that is described in this proxy statement/prospectus and attached as Annex A. You are receiving this document because the Corporate Reorganization cannot be completed without the approval of the Merger Agreement by the unitholders.

Q:	When and where will the special meeting be held?

A:	The special meeting will be held on September 19, 2018 at 10:30 a.m., local time, at Midland Country Club located at 6101 N. Highway 349, Midland, Texas 79705.

Q:	What am I being asked to vote on?

A:	The unitholders are being asked to consider and vote on a proposal to approve and adopt the Merger Agreement and the Merger, as a result of which the Partnership will become a wholly owned subsidiary of New Legacy, and the unitholders will become stockholders of New Legacy (the “Merger Proposal”). A vote for the Merger Proposal is effectively a vote in favor of the Corporate Reorganization which will result in a reorganization from a master limited partnership to a corporation.

The unitholders are also being asked to consider and vote on a proposal to approve the classification of the New Legacy Board in accordance with the Amended and Restated Certificate of Incorporation of New Legacy, to be in effect following the consummation of the Corporate Reorganization (the “Board Classification Proposal”).

Under the Merger Agreement, the approval of the Board Classification Proposal is not a condition to the consummation of the Merger.

To satisfy the stockholder approval policy of the Nasdaq Global Select Market (“NASDAQ”), where the common stock is expected to be listed following the Corporate Reorganization, the unitholders are also being asked to consider and vote on a proposal to approve a new long-term incentive plan of New Legacy to be in effect following the consummation of the Corporate Reorganization to make incentive compensation awards to directors, officers and employees of New Legacy (the “LTIP Proposal”).

In accordance with Section 14A of the Exchange Act, the unitholders are also being asked to consider and vote upon, on an advisory, non-binding basis, the compensation payments that may be paid or become payable to the Partnership’s named executive officers in connection with the Corporate Reorganization and the agreements and understandings pursuant to which such compensation may be paid or become payable (the “Compensation Proposal”).

Unitholders may also be asked to consider and vote on a proposal to adjourn the special meeting to a later date to solicit additional proxies in the event there are insufficient votes in favor of the Merger Proposal (the “Adjournment Proposal” and, collectively with the Merger Proposal, the Board Classification Proposal, the LTIP Proposal and the Compensation Proposal, the “Proposals”).

Q:	What is the Corporate Reorganization?

A.

The Corporate Reorganization is the transaction that will occur if the Merger Agreement receives all necessary approvals of the unitholders and the other closing conditions are satisfied or waived. The most important steps in the transaction that will occur as part of the Corporate Reorganization are:

•

a wholly owned subsidiary of New Legacy will merge with and into the Partnership and the unitholders and Preferred Unitholders will receive shares of common stock in exchange for their units and Preferred Units, as applicable; and

•

New Legacy will purchase all of the outstanding limited liability company interests in the Partnership GP for an aggregate purchase price of $3.0 million in cash. See “The Merger Agreement—The GP Purchase Agreement.”

There are other steps in the transaction that will occur as part of the Corporate Reorganization. You should read “The Merger Agreement” for a description of these other transactions.

Q:	Why are the Partnership and New Legacy proposing the Corporate Reorganization?

A:

The Partnership and New Legacy believe that the Corporate Reorganization will benefit the unitholders. See “The Corporate Reorganization—Recommendation of the GP Board and Reasons for the Corporate Reorganization.”

Q:	What will limited partners receive in the Corporate Reorganization?

A:	If the Corporate Reorganization is completed,

•	each outstanding unit will be converted into the right to receive one share of common stock for each outstanding unit (the “Common Unit Exchange Ratio”);

•

each outstanding 8% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Unit of the Partnership (the “Series A Preferred Units”) will be converted into a right to receive 2.92033118 shares of common stock for each Series A Preferred Unit (the “Series A Exchange Ratio”) pursuant to the Settlement Agreement (as defined below);

•

each outstanding 8% Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Unit of the Partnership (the “Series B Preferred Units,” and together with the Series A Preferred Units, the “Preferred Units,” and the Preferred Units together with the units, the “limited partner interests”) will be converted into a right to receive 2.90650421 shares of common stock for each Series B Preferred Unit (the “Series B Exchange Ratio” and, together with the Common Unit Exchange Ratio and the Series A Exchange Ratio, the “Exchange Ratios”) pursuant to the Settlement Agreement; and

•	the incentive distribution units will be cancelled in the Corporate Reorganization for no consideration.

Immediately following the Corporate Reorganization, the former unitholders (other than the Partnership, the Partnership GP, members of the Partnership GP and their affiliates, the founding investors (the “Founding Investors”) and members of the GP Board and management) will own approximately 60.95%, members of the Partnership GP and their affiliates, along with the Founding Investors and members of the GP Board and management, will own approximately 13.35%, former holders of Series A Preferred Units will own approximately 6.24% and the former holders of Series B Preferred Units will own approximately 19.45% of the common stock of New Legacy.

The Exchange Ratios are fixed and will not be adjusted on account of any change in price of units or Preferred Units prior to consummation of the Corporate Reorganization. If the Exchange Ratios would result in a unitholder or a holder of Series A Preferred Units or Series B Preferred Units (each, a “Preferred Unitholder,” and together, the “Preferred Unitholders”) being entitled to receive a fraction of a share, such unitholder or Preferred Unitholder, as applicable, will receive cash from New Legacy in lieu of such fractional interest in an amount equal to the product of (i) the average closing prices of the units over the five trading days prior to the closing date of the Corporate Reorganization and (ii) the fraction of the share that such holder would otherwise be entitled to receive based on the applicable Exchange Ratio.

Q:	What will happen to the accrued but unpaid distributions on the Preferred Units?

A:	Pursuant to the Fifth Amended and Restated Agreement of Limited Partnership of the Partnership (the “Partnership Agreement”) and the Merger Agreement, if the Corporate Reorganization is completed, each Preferred Unitholder will receive in respect of his or her Preferred Units shares of common stock of New Legacy pursuant to the applicable Exchange Ratio, which shall constitute all consideration to be paid in respect to such Preferred Units, and any rights to accumulated and unpaid distributions on such Preferred Units will be discharged.

Q.	What is the status of the litigation challenging the Merger?

A.	On March 28, 2018, a holder of the Preferred Units filed a putative class action challenging the Merger against the Partnership, the Partnership GP and New Legacy (the “Doppelt Action”). On June 22, 2018, the Partnership, New Legacy, the Partnership GP and the plaintiff in the Doppelt Action reached an agreement in principle to settle the Doppelt Action, which agreement sets forth the Series A Exchange Ratio and the Series B Exchange Ratio. The parties submitted a stipulation and agreement of settlement to the court on July 6, 2018 (the “Settlement Agreement”) and, on July 11, 2018, the court entered a scheduling order for consideration of the Settlement Agreement (the “Scheduling Order”). The Scheduling Order sets September 12, 2018 as the date for the hearing at which the court will consider various matters related to the Settlement Agreement. For details regarding the Doppelt Action, the other lawsuits that have been filed challenging the Merger, the Settlement Agreement and the Scheduling Order, see “Summary—Other Information Related to the Corporate Reorganization—Pending Litigation”.

Q:	Where will my shares or limited partner interests trade after the Corporate Reorganization?

A:	The common stock is expected to be listed on NASDAQ under the symbol “LGCY.” The units will no longer be publicly traded and the Preferred Units will be cancelled after the consummation of the Corporate Reorganization.

Q:	Who is entitled to vote at the special meeting?

A:	The record date for the special meeting is July 26, 2018. Only unitholders of record as of the close of business on the record date are entitled to notice of, and to vote at, the special meeting. Pursuant to the Partnership Agreement, the Preferred Unitholders are not entitled to any voting rights with respect to their Preferred Units at the special meeting.

Q:	What constitutes a quorum at the special meeting?

A:	A majority of the voting power of the outstanding units entitled to vote at the meeting as of the record date represented in person or by proxy (by submitting a properly executed proxy card or properly submitting a proxy by telephone or Internet) will constitute a quorum and will permit the Partnership to conduct the proposed business at the special meeting. Proxies received but marked as abstentions and broker non-votes (if any) will be counted as units that are present and entitled to vote for purposes of determining the presence of a quorum.

Q:	What is the vote required to approve each proposal?

A:	Approval of the Merger Proposal requires the affirmative vote of holders of a majority of the votes cast (not including abstentions and broker non-votes) by unitholders who are present (in person or by proxy) and entitled to vote at the special meeting. Approval of the Board Classification Proposal requires the affirmative vote of holders of a majority of the votes cast (not including abstentions and broker non-votes) by unitholders who are present (in person or by proxy) and entitled to vote at the special meeting. Approval of the LTIP Proposal is being sought to satisfy the stockholder approval policy of NASDAQ. For these purposes, approval of the LTIP Proposal requires the affirmative vote of holders of a majority of the votes cast (not including abstentions and broker non-votes) by unitholders who are present (in person or by proxy) and entitled to vote at the special meeting. Approval, on an advisory, non-binding basis, of the Compensation Proposal requires the affirmative vote of holders of a majority of the votes cast (not including abstentions and broker non-votes) by unitholders who are present (in person or by proxy) and entitled to vote at the special meeting. Approval of the Adjournment Proposal, if presented, requires the affirmative vote of holders of a majority of the votes cast (not including abstentions and broker non-votes) by unitholders who are present (in person or by proxy) and entitled to vote at the special meeting.

Abstentions and broker non-votes (if any) will not be taken into account in determining the outcome of the Merger Proposal, Board Classification Proposal, LTIP Proposal, Compensation Proposal and Adjournment Proposal. The votes on each Proposal are separate and apart from the votes on the other Proposals. Accordingly, you may vote to approve certain of the Proposals and vote not to approve other Proposals. Because the vote on the Compensation Proposal is advisory in nature only, it will not be binding on the Partnership or New Legacy.

All of the directors and executive officers of the Partnership GP beneficially owned, in the aggregate, approximately 11.5% of the outstanding units as of the record date. The Partnership and New Legacy believe that the directors and executive officers of the Partnership GP will vote in favor of the Merger Proposal, in favor of the Board Classification Proposal, in favor of the LTIP Proposal, in favor of the Compensation Proposal and in favor of the Adjournment Proposal.

Each of the holders of limited liability company interests in the Partnership GP is party to the GP Purchase Agreement, which contains a voting covenant obligating such holder and its affiliates to vote any units it owns, directly or indirectly, in favor of the Merger Proposal. As of the record date, such holders beneficially owned 10,285,059 units or approximately 13.4% of the outstanding units. Certain of these holders are directors and/or executive officers of the Partnership GP and are included in the beneficial ownership amounts included in the previous paragraph.

Additionally, the Partnership and the Partnership GP have entered into a Standstill and Voting Agreement (the “Standstill and Voting Agreement”), dated as of December 31, 2017, by and among the Partnership, the Partnership GP, Fir Tree Capital Management LP and certain funds managed by Fir Tree Capital Management LP (the “Fir Tree Parties”), pursuant to which, subject to certain limitations, the Fir Tree Parties are obligated to vote their units in accordance with the recommendation of the GP Board. As of the record date, the Fir Tree Parties own 3,633,533 units or approximately 4.7% of the outstanding units.

Q:	How do I vote my units if I hold them in my own name?

A:	After you have read this proxy statement/prospectus carefully, please respond by completing, signing and dating your proxy card and returning it in the enclosed postage-paid envelope, or by submitting your proxy by telephone or the Internet as soon as possible in accordance with the instructions provided under “The Special Meeting—Voting Procedure.”

Q:	If my units are held in “street name” by my bank, broker or other nominee, will my bank, broker or other nominee vote them for me?

A:

As a general rule, absent specific instructions from you, your bank, broker or other nominee is not allowed to vote your units on any proposal on which your bank, broker or other nominee does not have discretionary authority. The only proposals for consideration at the special meeting are the Merger Proposal, the Board Classification Proposal, the LTIP Proposal, the Compensation Proposal and the Adjournment Proposal, which are non-discretionary matters for which banks, brokers or other nominees do not have discretionary authority to vote. To instruct your bank, broker or other nominee how to vote, you should follow the directions that your bank, broker or other nominee provides to you.

Please note that you may not vote your units held in “street name” by returning a proxy card directly to the Partnership or by voting in person at the special meeting unless you provide a “legal proxy,” which you must obtain from your bank, broker or other nominee. If you do not instruct your bank, broker or other nominee on how to vote your units, your bank, broker or other nominee cannot vote your units. You should therefore provide your bank, broker or other nominee with instructions as to how to vote your units.

Q:	When do you expect the Corporate Reorganization to be consummated?

A:

We currently expect the Merger to close in late September 2018. A number of conditions must be satisfied before the Partnership and New Legacy can complete the Corporate Reorganization, including the approval of the Merger Agreement by the unitholders. Although the Partnership and New Legacy cannot be sure when all of the conditions to the Corporate Reorganization will be satisfied, the Partnership and New Legacy expect to consummate the Corporate Reorganizations as soon as practicable following the special meeting (assuming the Merger Agreement is approved by the unitholders), which is currently expected to be held in late September 2018, subject to, among other things, the registration statement of which this proxy statement/prospectus forms a part having been declared effective under the Securities Act. See “Summary—The Merger Agreement—Conditions to Consummation of the Merger” and “Risk Factors—The Corporate Reorganization is subject to conditions, including some conditions that may not be satisfied on a timely basis, if at all. Failure to complete the Corporate Reorganization, or significant delays in completing the Corporate Reorganization, could negatively affect the Partnership’s business and financial results and the price of the units or, following the consummation of the Corporation Reorganization, future business and financial results and the price of the common stock.”

Q:	What if the proposed Corporate Reorganization is not consummated?

A:

It is possible that the proposed Corporate Reorganization will not be consummated. The Corporate Reorganization will not be consummated if all closing conditions are not satisfied or waived. If the Corporate Reorganization is not consummated, the Partnership will remain a public master limited partnership. In addition, the failure to consummate the Corporate Reorganization may adversely impact the Partnership’s business going forward. See “Risk Factors.” Whether or not the Corporate Reorganization is consummated, the costs and expenses incurred in connection with the Corporate Reorganization will be paid in full by the Partnership.

Q:	Should I send in my unit certificates now?

A:

No. If the Corporate Reorganization is completed, we will send the limited partners a letter of transmittal with detailed written instructions for exchanging their certificates representing limited partner interests. The shares of New Legacy issued in the Merger will be in uncertificated, book-entry form unless a physical certificate is requested by the stockholder. Please do not send your certificates now.

Q:	How does the GP Board recommend that the unitholders vote?

A:	The GP Board recommends that unitholders vote FOR the Merger Proposal, FOR the Board Classification Proposal, FOR the LTIP Proposal, FOR the Compensation Proposal and FOR the Adjournment Proposal.

The GP Board has determined that the Merger is fair and reasonable to, and in the best interests of, the Partnership and the unitholders, approved the Merger Agreement and the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby, and resolved to submit the Merger Agreement to a vote of the unitholders and recommend approval of the Merger Agreement by the unitholders. For more information regarding the recommendation of the GP Board, including the obligations of the GP Board in making such determination under the Partnership Agreement, see “The Corporate Reorganization—Recommendation of the GP Board and Reasons for the Corporate Reorganization.”

The Conflicts Committee and the GP Board (acting based upon the Special Approval (as defined in both the amended and restated limited liability company agreement of the Partnership GP, as amended (the “GP LLC Agreement”), and the Partnership Agreement) of the Conflicts Committee) have unanimously determined that the GP Purchase Agreement is fair and reasonable to, and in the best interests of, the Partnership and the unitholders (other than the Partnership GP and its affiliates).

In considering the recommendation of the GP Board, unitholders should be aware that some of the Partnership GP’s directors and executive officers may have interests in the Corporate Reorganization that are different from, or in addition to, the interests they may have as unitholders. See “The Corporate Reorganization—Interests of Certain Persons in the Merger.”

Q:	What are the expected U.S. federal income tax consequences to a unitholder and a Preferred Unitholder as a result of the Merger?

A:

The receipt of common stock and cash in lieu of fractional shares, if any, in exchange for units and Preferred Units pursuant to the Merger Agreement is generally intended to qualify as an exchange described in Section 351 of the Code for U.S. holders (as defined in “Material U.S. Federal Income Tax Consequences”) for U.S. federal income tax purposes. It is intended that a U.S. holder generally will not recognize gain or loss (or cancellation of indebtedness income) on the receipt of common stock in exchange for units and Preferred Units (although they may recognize gain with respect to any cash received in lieu of fractional shares). See “Material U.S. Federal Income Tax Consequences” for a more complete discussion of the expected material U.S. federal income tax consequences of the Merger.

Q.	How will previously accrued but unpaid distributions with respect to the Preferred Units be treated for U.S. federal income tax purposes?

A:

Accrued but unpaid distributions with respect to the Preferred Units have been treated for U.S. federal income tax purposes as guaranteed payments for the use of capital and have generally already been included in the taxable income of the Preferred Unitholders as ordinary income. Although the law is not certain, the basis of the common stock received by Preferred Unitholders should include the amounts such holders have previously included in taxable income with respect to accrued but unpaid distributions.

Q:	What are the expected U.S. federal income tax consequences for a unitholder and a Preferred Unitholder of the ownership of common stock after the Merger is completed?

A:

New Legacy is classified as a corporation for U.S. federal income tax purposes and is subject to U.S. federal income tax on its taxable income. As such, equity owners will no longer receive Forms K-1. Any future distribution of cash by New Legacy to a stockholder who is a U.S. holder (as defined in “Material U.S. Federal Income Tax Consequences”) generally will be included in such U.S. holder’s income as ordinary dividend income to the extent of New Legacy’s current or accumulated “earnings and profits” as determined under U.S. federal income tax principles and will be reported to such owner on Form 1099-DIV. A portion of the cash distributed to holders of shares (the “stockholders”) by New Legacy after the Merger may exceed New Legacy’s current or accumulated earnings and profits. Distributions of cash in excess of New Legacy’s current or accumulated earnings and profits will be treated as a non-taxable return of capital reducing a U.S. holder’s adjusted tax basis in such U.S. holder’s common stock and, to the extent the distribution exceeds such stockholder’s adjusted tax basis, as capital gain from the sale or exchange of such common stock. See “Material U.S. Federal Income Tax Consequences” for a more complete discussion of the expected material U.S. federal income tax consequences of owning and disposing of common stock received in the Merger.

Q:	Are unitholders entitled to appraisal rights or dissenters’ rights?

A:

No. The unitholders are not entitled to appraisal rights or dissenters’ rights in connection with the Corporate Reorganization under applicable law or contractual appraisal rights or dissenters’ rights under the Partnership Agreement or the Merger Agreement.

Q:	What if I do not vote?

A:

If you do not vote in person or by proxy, vote “abstain” on your proxy card or a broker non-vote is made, it will be deemed to not be a vote cast with respect to the Merger Proposal, Board Classification Proposal, LTIP Proposal, Compensation Proposal and Adjournment Proposal. If you sign and return your proxy card but do not indicate how you want to vote, your proxy will be counted as a vote FOR the Merger Proposal, FOR the Board Classification Proposal, FOR the LTIP Proposal, FOR the Compensation Proposal and FOR the Adjournment Proposal.

Q:	If I am planning to attend the special meeting in person, should I still vote by proxy?

A:

Yes. Whether or not you plan to attend the special meeting, you should vote by proxy. Your units will not be voted if you do not vote by proxy or do not vote in person at the special meeting, as applicable.

Q:	Who may attend the special meeting?

A:

The unitholders (or their authorized representatives) and the Partnership’s invited guests may attend the special meeting. All attendees should be prepared to present government-issued photo identification (such as a driver’s license or passport) for admittance. The Preferred Unitholders are not entitled to attend the special meeting or to vote on any matters to be brought before the special meeting.

Q:	Can I change my vote after I have submitted my proxy?

A:	Yes. If you own your units in your own name, you may revoke your proxy at any time prior to its exercise by:

•	giving written notice of revocation to the Secretary of the Partnership at or before the special meeting;

•	appearing and voting in person at the special meeting; or

•	properly completing and executing a later dated proxy and delivering it to the Secretary of the Partnership at or before the special meeting.

Your presence without voting at the special meeting will not automatically revoke your proxy, and any revocation during the meeting will not affect votes previously taken.

Q:	What should I do if I receive more than one set of voting materials for the special meeting?

A:	You may receive more than one set of voting materials for the special meeting, and the materials may include multiple proxy cards or voting instruction cards. For example, you will receive a separate voting instruction card for each brokerage account in which you hold units. Additionally, if you are a holder of record registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive according to the instructions on it.

Q:	Whom do I call if I have further questions about voting, the special meeting or the Merger?

A:

Any unitholders who have questions about the Merger, including the procedures for voting their units, or who desire additional copies of this proxy statement/prospectus or additional proxy cards should contact:

Morrow Sodali Global, LLC

470 West Avenue

Stamford, Connecticut 06902

Banks and Brokers Call: (203) 658-9400

All Others Call Toll Free: (800) 662-5200

Email: LGCYinfo@morrowsodali.com

or

Legacy Reserves LP

303 W. Wall St., Suite 1800

Midland, Texas 79701

Telephone: (432) 689-5200

Email: IR@legacylp.com

SUMMARY

This summary highlights some of the information in this proxy statement/prospectus. It may not contain all of the information that is important to you. To understand the Corporate Reorganization fully and for a more complete description of the terms of the Corporate Reorganization, you should carefully read this document and the Annexes to this document, including the full text of the Merger Agreement included as Annex A.

References in this proxy statement/prospectus to the “Partnership” refer to Legacy Reserves LP and its subsidiaries. References to “Partnership GP” refer to Legacy Reserves GP, LLC, the general partner of the Partnership. References to “New Legacy” refer to Legacy Reserves Inc. References to “Series A Preferred Units” refer to the 8% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Units of the Partnership. References to “Series B Preferred Units” refer to the 8% Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Units of the Partnership. References to “units” refers to the units representing limited partner interests in the Partnership and not to the Series A Preferred Units or the Series B Preferred Units, and “unitholders” refers to the holders of units. As used herein, unless the context requires otherwise, the term “limited partner interests” refers to the units, the Series A Preferred Units, the Series B Preferred Units and the Incentive Distribution Units (as defined herein), collectively, and “limited partners” refers to the holders of limited partner interests. References to “Preferred Units” refer to the Series A Preferred Units and the Series B Preferred Units, collectively, and “Preferred Unitholders” refers to holders of the Preferred Units. References to “common stock” refer to the common stock, par value $0.01, of New Legacy.

The Parties

Legacy Reserves Inc.

Legacy Reserves Inc., or New Legacy, is a Delaware corporation incorporated on March 22, 2018 for the purpose of effecting the Corporate Reorganization. New Legacy has not conducted any business operations other than incidental to its formation and in connection with the transactions contemplated by the Corporate Reorganization. Following the Corporate Reorganization, New Legacy will own the Partnership and the Partnership GP as direct or indirect wholly owned subsidiaries and will have no significant assets other than the stock or other voting securities of its subsidiaries. Its principal executive offices are located at 303 W. Wall St., Suite 1800, Midland, Texas 79701, and its telephone number is (432) 689-5200.

Legacy Reserves LP

Legacy Reserves LP, or the Partnership, is a master limited partnership headquartered in Midland, Texas, focused on the development of oil and natural gas properties primarily located in the Permian Basin, East Texas, Rocky Mountain and Mid-Continent regions of the United States.

The Partnership’s oil and natural gas production and reserve data as of December 31, 2017 were as follows:

•	proved reserves of approximately 180.0 MMBoe, of which 66% were natural gas, 34% were oil and natural gas liquids (“NGLs”) and 94% were classified as proved developed producing; and

•	proved reserves to production ratio of approximately 10.0 years based on the annualized production volumes for the three months ended December 31, 2017.

The Partnership has built a diverse portfolio of oil and natural gas reserves, primarily through the acquisition of producing oil and natural gas properties and the development of properties in established producing trends. These acquisitions, along with its ongoing development activities and operational improvements, have allowed the Partnership to achieve significant production and reserve growth over the last decade.

The Partnership’s principal executive offices are located at 303 W. Wall St., Suite 1800, Midland, Texas 79701, and its telephone number is (432) 689-5200.

The Merger

Subject to the terms and conditions of the Merger Agreement and in accordance with Delaware law, at the effective time of the Merger, Merger Sub, a subsidiary of New Legacy, will merge with and into the Partnership, with the Partnership continuing as the surviving entity and a wholly owned subsidiary of New Legacy.

The Merger Consideration

At the effective time of the Merger:

•	each outstanding unit will be converted into the right to receive one share of common stock;

•	each outstanding Series A Preferred Unit will be converted into the right to receive 2.92033118 shares of common stock pursuant to the Settlement Agreement as defined below;

•	each outstanding Series B Preferred Unit will be converted into the right to receive 2.90650421 shares of common stock pursuant to the Settlement Agreement; and

•	the incentive distribution units will be cancelled for no consideration;

with the exception that (a) limited partner interests that are owned immediately prior to the effective time of the Merger by the Partnership or its subsidiaries will be automatically cancelled and cease to exist and (b) any units owned immediately prior to the effective time of the Merger by the Partnership GP or New Legacy or any of its subsidiaries (other than the Partnership and its subsidiaries) will remain outstanding in the Partnership, unaffected by the Merger (collectively, the “Merger Consideration”).

New Legacy will not issue any fractional shares in the Merger. Instead, each holder of units or Preferred Units that are converted pursuant to the Merger Agreement who otherwise would have received a fraction of a share will be entitled to receive, from the exchange agent appointed by New Legacy pursuant to the Merger Agreement, a cash payment in lieu of such fractional shares in an amount equal to the product of (i) the average closing prices of the units over the five trading days prior to the closing date of the Merger and (ii) the fraction of the share that such holder would otherwise be entitled to receive based on the applicable Exchange Ratio. The amount of cash required to be paid in lieu of fractional shares is not expected to be material.

The GP Purchase Agreement

Additionally, New Legacy, the Partnership and the Partnership GP entered into the GP Purchase Agreement with the GP Seller and all of the current members of the Partnership GP (the “GP Members”), pursuant to which New Legacy will purchase all of the outstanding limited liability company interests in the Partnership GP (the “GP Interests”) for an aggregate purchase price of $3.0 million in cash. In addition, New Legacy has agreed to pay certain legal fees and $100,000 in advisor fees of GP Seller. The GP Purchase Agreement also contains certain representations and warranties by New Legacy, the GP Seller and each of the current GP Members as well as certain indemnification and release provisions. The Conflicts Committee has unanimously determined that the GP Purchase Agreement is fair and reasonable to, and in the best interests of, the Partnership, its subsidiaries and the unitholders (other than the Partnership GP and its affiliates). In addition, the GP Board (acting based upon the Special Approval (as defined in both the GP LLC Agreement and the Partnership Agreement) of the Conflicts Committee) has unanimously determined that the GP Purchase Agreement is advisable, fair to and in the best interests of the Partnership, its subsidiaries and the unitholders (other than the Partnership GP and its affiliates).

Ownership Structure Before and After the Corporate Reorganization

(a)

Includes entities controlled by Paul T. Horne, the Partnership’s Chairman and Chief Executive Officer, Cary D. Brown, a Director, Dale A. Brown, a Director, and Kyle A. McGraw, the Partnership’s Executive Vice President and Chief Development Officer and a Director, as well as certain members of Mr. McGraw’s family.

(b)	Held by WPX Energy Holdings, LLC, a controlled affiliate of WPX Energy, Inc.

(a)

Includes entities controlled by Paul T. Horne, the Partnership’s Chairman and Chief Executive Officer, Cary D. Brown, a Director, Dale A. Brown, a Director, and Kyle A. McGraw, the Partnership’s Executive Vice President and Chief Development Officer and a Director, as well as certain members of Mr. McGraw’s family.

(b)

Includes 3,010,680 shares to be issued to management at the closing of the Corporate Reorganization. 1,524,115 shares will be issued upon the conversion of certain phantom units which will vest in units of the Partnership upon the closing of the Corporate Reorganization and be converted to stock of New Legacy pursuant to the Merger Agreement. The remaining 1,486,565 shares will be granted as Excess Settlement Awards (as defined below) under the New Legacy LTIP (as defined below) and may be subject to change based on the unit price at the closing of the Corporate Reorganization. See “—Treatment of Partnership Equity Awards.”

Treatment of the Partnership Equity Awards

Pursuant to the Merger Agreement and the approval of the GP Board, and as more fully described under “The Merger Agreement—Treatment of the Partnership Equity Awards,” for each named executive officer of the Partnership GP and for all of the employees of the Partnership, each award previously granted pursuant to the Amended and Restated Legacy Reserves LP Long-Term Incentive Plan, as amended (the “Partnership LTIP”), held by such person that is outstanding and unvested immediately prior to the effective time of the Corporate Reorganization will, automatically and without any action on the part of the holder, fully vest or become exercisable in full, as the case may be and shall be settled in accordance with each award’s applicable award agreement provided that to the extent the aggregate amount of the aggregate award merger cashout exceeds $30 million (the “Excess Settlement Awards”), certain executives including our named executive officers will, in lieu of cash, receive a proportionate amount of such excess in the form of vested shares of Legacy Reserve Inc.’s common stock, pursuant to the terms of the New Legacy 2018 Omnibus Incentive Plan (the “New Legacy LTIP”). In addition, certain or all such executives may elect, subject to approval by the compensation committee of the Partnership GP, to take a greater portion of his or her vesting award under the Partnership LTIP in the form of shares of New Legacy as opposed to cash. Lastly, all amounts previously credited to the named executive officers as distribution equivalent rights under awards granted pursuant to the Partnership LTIP shall continue to remain so credited and payable on the same payment date set forth in the respective award agreements, subject to the same time-based vesting schedule previously included in the award, but without application of any performance factor.

Special Meeting

When and where: The special meeting will be held on September 19, 2018 at 10:30 a.m., local time, at Midland Country Club located at 6101 N. Highway 349, Midland, Texas 79705.

What you are being asked to vote on: At the special meeting, unitholders will vote on the Merger Proposal, the Board Classification Proposal, the LTIP Proposal, the Compensation Proposal and the Adjournment Proposal. A vote for the Merger Proposal is effectively a vote in favor of the Corporate Reorganization which will result in a reorganization from a master limited partnership to a corporation. The unitholders also may be asked to consider other matters as may properly come before the special meeting. At this time, the Partnership knows of no other matters that will be presented for the consideration of the unitholders at the special meeting.

Who may vote: You may vote at the special meeting if you owned units at the close of business on the record date of July 26, 2018. On that date, there were 76,929,029 units outstanding. You may cast one vote for each outstanding unit that you owned on the record date. Pursuant to the Partnership Agreement, the holders of the Preferred Units are not entitled to any voting rights with respect to their Preferred Units at the special meeting nor are such holders entitled to attend the special meeting solely on account of their Preferred Units.

What vote is needed: Approval of the Merger Proposal requires the affirmative vote of holders of a majority of the votes cast (not including abstentions and broker non-votes) by unitholders who are present (in person or by proxy) and entitled to vote at the special meeting. Approval of the Board Classification Proposal requires the affirmative vote of holders of a majority of the votes cast (not including abstentions and broker non-votes) by unitholders who are present (in person or by proxy) and entitled to vote at the special meeting. Approval of the LTIP Proposal is being sought to satisfy the stockholder approval policy of NASDAQ. For these purposes, approval of the LTIP Proposal requires the affirmative vote of holders of a majority of the votes cast (not including abstentions and broker non-votes) by unitholders who are present (in person or by proxy) and entitled to vote at the special meeting. Approval, on an advisory, non-binding basis, of the Compensation Proposal, requires the affirmative vote of holders of a majority of the votes cast (not including abstentions and broker non-votes) by unitholders who are present (in person or by proxy) and entitled to vote at the special meeting.

Approval of the Adjournment Proposal, if presented, requires the affirmative vote of holders of a majority of the votes cast (not including abstentions and broker non-votes) by unitholders who are present (in person or by proxy) and entitled to vote at the special meeting. Abstentions and broker non-votes (if any) will not be taken into account in determining the outcome of the Merger Proposal, Board Classification Proposal, LTIP Proposal, Compensation Proposal and Adjournment Proposal. The votes on each Proposal are separate and apart from the votes on the other Proposals. Accordingly, you may vote to approve certain of the Proposals and vote not to approve other Proposals. Because the vote on the Compensation Proposal is advisory in nature only, it will not be binding on the Partnership or New Legacy.

All of the directors and executive officers of the Partnership GP beneficially owned, in the aggregate, approximately 11.5% of the outstanding units as of the record date. The Partnership and New Legacy believe that the directors and executive officers of the Partnership GP will vote in favor of the Merger Proposal, in favor of the Board Classification Proposal, in favor of the LTIP Proposal, in favor of the Compensation Proposal and in favor of the Adjournment Proposal.

Each of the holders of limited liability company interests in the Partnership GP is party to the GP Purchase Agreement, which contains a voting covenant obligating such holder and its affiliates to vote any units it owns, directly or indirectly, in favor of the Merger Proposal. As of the record date, such holders beneficially owned 10,285,059 units or approximately 13.4% of the outstanding units. Certain of these holders are directors and/or executive officers of the Partnership GP and are included in the beneficial ownership amounts included in the previous paragraph.

Additionally, the Partnership and the Partnership GP have entered into the Standstill and Voting Agreement, pursuant to which, subject to certain limitations, the Fir Tree Parties are obligated to vote their units as recommended by the GP Board to the unitholders. As of the record date, the Fir Tree Parties own 3,633,533 units or approximately 4.7% of the outstanding units.

Recommendation of the GP Board and Reasons for the Corporate Reorganization

The Conflicts Committee has unanimously determined that the GP Purchase Agreement is fair and reasonable to, and in the best interests of, the Partnership and the unitholders (other than the Partnership GP and its affiliates), provided Special Approval (as defined in both the GP LLC Agreement and the Partnership Agreement) and recommended that the GP Board approve the GP Purchase Agreement. The GP Board (acting based upon the Special Approval of the Conflicts Committee) has unanimously determined that the GP Purchase Agreement is advisable, fair to and in the best interests of the Partnership, its subsidiaries and the unitholders (other than the Partnership GP and its affiliates). The GP Board has also determined that the Merger is advisable, fair to and in the best interests of the Partnership, its subsidiaries and the unitholders; approved the Merger Agreement and the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby; and resolved to submit the Merger Agreement to a vote of the unitholders and recommend approval of the Merger Agreement by the unitholders. Accordingly, the GP Board unanimously recommends that the unitholders vote FOR the approval of the Merger Agreement and the Merger.

In reaching its determinations and recommendations described above, the GP Board consulted with the Partnership’s senior management and outside legal counsel. These consultations included discussions regarding the Partnership’s strategic business plan, the Partnership’s past and current business operations and financial condition and performance, the Partnership’s future prospects, other potential strategic alternatives that may be available to the Partnership and the potential Corporate Reorganization. The GP Board considered a number of substantive factors, both positive and negative, and potential benefits and detriments of the Corporate Reorganization to the Partnership and the unitholders. For a more complete discussion of these factors, see the section entitled “The Corporate Reorganization—Recommendation of the GP Board and Reasons for the Corporate Reorganization.”

Interests of Certain Persons in the Merger

In considering the recommendations of the GP Board, unitholders should be aware that some of the executive officers and directors of the Partnership GP have interests in the Corporate Reorganization that may differ from, or may be in addition to, the interests of unitholders generally. These interests include:

•

Certain indemnification arrangements and insurance policies for directors and officers of the Partnership GP and New Legacy will be continued for six years if the Corporate Reorganization is completed.

•

Pursuant to the Merger Agreement and the approval of the GP Board, and as more fully described under “The Merger Agreement—Treatment of the Partnership Equity Awards,” the outstanding incentive equity awards of each executive officer of the Partnership GP (as well as any such awards held by employees of the Partnership) will fully vest or become exercisable in full, as the case may be.

•	Nearly all of the directors and executive officers of the Partnership GP beneficially own units and will receive the applicable Merger Consideration upon consummation of the Corporate Reorganization.

•

All of the officers of Legacy GP have been offered continued employment with New Legacy after the effective time of the Corporate Reorganization and new employment agreements have been approved by the GP Board and are anticipated to be entered into upon the closing of the Corporate Reorganization.

•	Certain of the officers of the Partnership GP are expected to receive grants under the New Legacy LTIP (subject to its approval) in connection with the Corporate Reorganization.

New Legacy’s Board of Directors and Management

If the Board Classification Proposal is approved by the unitholders, upon consummation of the Corporate Reorganization, the New Legacy Board of Directors (the “New Legacy Board”) will consist of six directors, one of whom will be designated by GSO Capital Partners LP (“GSO”) (D. Dwight Scott), divided into three classes. The members of each class will serve staggered, three-year terms (other than with respect to the initial terms of the Class I and Class II directors, which will be one and two years, respectively). Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual meeting of stockholders in the year in which their term expires. Following the completion of this offering:

•	Paul T. Horne and Cary D. Brown will be Class I directors, whose initial terms will expire at the 2019 annual meeting of stockholders;

•	D. Dwight Scott and William R. Granberry will be Class II directors, whose initial terms will expire at the 2020 annual meeting of stockholders; and

•	G. Larry Lawrence and Kyle D. Vann will be a Class III directors, whose initial terms will expire at the 2021 annual meeting of stockholders.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors of New Legacy. This classification of the New Legacy Board may have the effect of delaying or preventing changes in control. Mr. Horne will be the chairman of the New Legacy Board unless he is not able or willing to serve as a director at the time of the consummation of the Corporate Reorganization, in which case the New Legacy Board will elect a chairman.

If any of the designees to the New Legacy Board identified above are not able or willing to serve as a director at the time of the consummation of the Corporate Reorganization, the party that designated such designee will determine a replacement. After the consummation of the Corporate Reorganization, each director of New Legacy will serve as a director until such person’s successor is elected or, if earlier, until such director dies, resigns or is removed in accordance with New Legacy’s organizational documents and applicable law.

The designees to the New Legacy Board identified above have indicated that they intend to vote all units held by them or over which they have control in favor of approval and adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement.

If the Board Classification Proposal is not approved by the unitholders, the New Legacy Board will consist of a single class of six directors of the individuals identified above, each of whom will serve until the next annual meeting of stockholders and until his or her successor has been duly elected and qualified.

The Merger Agreement

Conditions to Consummation of the Merger

The Partnership and New Legacy may not complete the Merger unless each of the following conditions is satisfied or waived:

•

the Merger Agreement must have been approved by the affirmative vote of a majority of the votes cast by unitholders who are entitled to vote on the matter at the special meeting (the “unitholder approval”);

•

any waiting period applicable to the transactions contemplated by the Merger Agreement under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), must have been terminated or become expired;

•

no law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any governmental entity (collectively, “restraints”) is in effect enjoining, restraining, preventing or prohibiting the consummation of the transactions contemplated by the Merger Agreement or making the consummation of the transactions contemplated by the Merger Agreement illegal;

•

the registration statement of which this proxy statement/prospectus forms a part must have been declared effective under the Securities Act and must not be subject to any stop order suspending the effectiveness of the registration statement or proceedings initiated or threatened by the SEC for that purpose;

•	the shares deliverable to the unitholders as contemplated by the Merger Agreement must have been approved for listing on a national securities exchange, subject to official notice of issuance;

•

the Second Supplemental Indenture (the “2020 Supplemental Indenture”), among the Partnership, Legacy Reserves Finance Corporation (together with the Partnership, the “Issuers”), the guarantors party thereto and Wilmington Trust, National Association (as successor to Wells Fargo Bank, National Association), as trustee (the “Trustee”), to the Indenture, dated as of December 4, 2012, among the Issuers, the guarantors party thereto and the Trustee relating to the issuance by the Issuers of the 8% senior notes due 2020 (the “2020 Senior Notes”) must have been entered into and all conditions precedent necessary for its effectiveness, other than any conditions related to the transactions contemplated by the Merger Agreement, must have been satisfied or waived;

•

the Second Supplemental Indenture (the “2021 Supplemental Indenture”), among the Issuers, the guarantors party thereto and the Trustee, to the Indenture, dated as of May 28, 2013, among the Issuers, the guarantors party thereto and the Trustee relating to the issuance by the Issuers of the 6.625% senior notes due 2021 (the “2021 Senior Notes,” together with the 2020 Senior Notes, the “Senior Notes”), must have been entered into and all conditions precedent necessary for its effectiveness, other than any conditions related to the transactions contemplated by the Merger Agreement, must have been satisfied or waived;

•

the Ninth Amendment to the Third Amended and Restated Credit Agreement (the “Credit Agreement Amendment”), among the Partnership, as borrower, Wells Fargo Bank, National Association, as administrative agent, Compass Bank, as syndication agent, UBS Securities LLC and U.S. Bank National Association, as co-documentation agents and the lenders party thereto, dated as of April 1, 2014, must have been entered into and all conditions precedent necessary for the effectiveness of the Credit Agreement Amendment, other than any conditions related to the transactions contemplated by the Merger Agreement, must have been satisfied or waived;

•

the Fourth Amendment to the Credit Agreement (the “Term Loan Amendment”), dated as of October 25, 2016, by and among the Partnership, the financial institutions from time to time party thereto as lenders, and Cortland Capital Market Services LLC, as the administrative agent, must have been entered into and all conditions precedent necessary for the effectiveness of the Term Loan Amendment, other than any conditions related to the transactions contemplated by the Merger Agreement, must have been satisfied or waived;

•

all conditions precedent required to consummate the GP Purchase Agreement, other than any conditions related to the transactions contemplated by the Merger Agreement, must have been satisfied or waived;

•	the New Legacy Board or its compensation committee shall have adopted the New Legacy LTIP and authorized certain equity awards thereunder as of the effective time of the Merger; and

•

the Partnership GP must have delivered or caused to be delivered to each of the Partnership, New Legacy and Merger Sub a consent authorizing, among other things, the Merger Agreement and the transactions contemplated thereby, duly executed by each of the members of the Partnership GP.

The obligations of New Legacy and Merger Sub to effect the Merger are subject to the satisfaction or waiver of the following additional conditions:

•

the representations and warranties in the Merger Agreement of the Partnership and the Partnership GP being true and correct as of March 23, 2018 and as of the closing date of the Merger, subject to certain standards, including materiality and material adverse effect qualifications, as described in “The Merger Agreement—Conditions to Consummation of the Merger”;

•	the Partnership and the Partnership GP having performed in all material respects all obligations required to be performed by each of them under the Merger Agreement; and

•

the receipt by New Legacy of an officer’s certificate signed on behalf of the Partnership and the Partnership GP by an executive officer of the Partnership GP certifying that the preceding conditions have been satisfied.

The obligation of the Partnership to effect the Merger is subject to the satisfaction or waiver of the following additional conditions:

•

the representations and warranties in the Merger Agreement of New Legacy being true and correct as of March 23, 2018 and as of the closing date of the Merger, subject to certain standards, including materiality and material adverse effect qualifications, as described in “The Merger Agreement—Conditions to Consummation of the Merger”;

•	New Legacy and Merger Sub having performed in all material respects all obligations required to be performed by each of them under the Merger Agreement; and

•	the receipt by the Partnership of an officer’s certificate signed on behalf of New Legacy by an executive officer of New Legacy certifying that the preceding conditions have been satisfied.

Unitholder Approval

The Partnership has agreed to hold a special meeting of the unitholders as promptly as practicable for purposes of obtaining the unitholder approval. See “—Special Meeting.”

The Merger Agreement also requires the Partnership, through the GP Board, to recommend to the unitholders the approval of the Merger Agreement, unless the GP Board has concluded that recommending approval of the Merger Agreement to the unitholders would be inconsistent with its duties to the unitholders under applicable law, and to use reasonable best efforts to obtain from the unitholders of the Partnership the unitholder approval. This obligation of the Partnership to hold the special meeting is not affected by the withdrawal or modification by the GP Board of its recommendation with respect to the Merger Proposal or its approval of the Merger Agreement or the transactions contemplated by the Merger Agreement.

Termination of the Merger Agreement

The Partnership and New Legacy may terminate the Merger Agreement at any time prior to the effective time of the Merger by mutual written consent authorized by the New Legacy Board and GP Board.

In addition, either the Partnership or New Legacy may terminate the Merger Agreement at any time prior to the effective time of the Merger by written notice to the other party if:

•	the closing of the Merger has not occurred on or before December 31, 2018;

•

any restraint is in effect and has become final and nonappealable, except that the right to terminate will not be available to the Partnership or New Legacy if the failure to satisfy such condition was due to the failure of, in the case of the Partnership, the Partnership or the Partnership GP and in the case of New Legacy or Merger Sub, to perform any of its obligations under the Merger Agreement; or

•	the special meeting is concluded and the unitholder approval is not obtained.

New Legacy also may terminate the Merger Agreement if:

•

the Partnership or the Partnership GP breaches or fails to perform any of its representations, warranties, covenants or agreements such that certain closing conditions would not be satisfied, or if such breach or failure is capable of being cured, such breach or failure has not been cured within 30 days following delivery of written notice by New Legacy and New Legacy is not then in any material breach.

The Partnership also may terminate the Merger Agreement if:

•

the GP Board, prior to the special meeting, shall have concluded that recommending to the unitholders approval of the Merger Agreement would be inconsistent with its duties to the unitholders under applicable laws; or

•

New Legacy breaches or fails to perform any of its representations, warranties, covenants or agreements such that certain closing conditions would not be satisfied, or if such breach or failure is capable of being cured, such breach or failure has not been cured within 30 days following delivery of written notice by the Partnership and the Partnership GP and the Partnership and the Partnership GP are not then in any material breach.

Fees and Expenses

The Merger Agreement provides that all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with the Corporate Reorganization shall be paid by the Partnership, except that New Legacy has agreed to pay certain legal fees and $100,000 in advisor fees to GP Seller in connection with the GP Purchase pursuant to the GP Purchase Agreement.

Material U.S. Federal Income Tax Consequences

The receipt of common stock in exchange for units or Preferred Units pursuant to the Merger Agreement is generally intended to qualify as an exchange described in Section 351 of the Code for U.S. holders (as defined in “Material U.S. Federal Income Tax Consequences”) for U.S. federal income tax purposes. A U.S. holder generally will not recognize gain or loss on the receipt of common stock in exchange for units or Preferred Units (although they may recognize gain with respect to any cash received in lieu of fractional shares as discussed below). Accordingly, other than with respect to cash received in lieu of fractional shares, it is intended that:

•	U.S. holders will generally recognize no gain or loss (or cancellation of indebtedness income) on their receipt of common stock in exchange for units or Preferred Units;

•

each U.S. holder’s aggregate tax basis in the shares of common stock received in the Merger will generally be the same as their aggregate tax basis in the units or Preferred Units surrendered in exchange therefor, with such aggregate basis allocated pro rata among each share of common stock received in the Merger; and

•

the holding period of common stock received in exchange for units or Preferred Units will generally include the holding period of the units or Preferred Units for which it is exchanged, except to the extent the common stock is received by such holder in exchange for interests in Section 751 assets of Partnership that are neither capital assets nor Section 1231 assets, in which case the holding period of such stock begins on the day following the date of the Merger.

The foregoing discussion assumes that no U.S. holder’s share of the Partnership’s nonrecourse liabilities exceeds their adjusted tax basis in their units or Preferred Units. If this assumption is not accurate with respect to any U.S. holder, such U.S. holder is strongly urged to consult its own tax advisor with respect to the U.S. holder’s specific tax consequences of the Merger, taking into account its own particular circumstances.

The tax treatment of cash received in lieu of fractional shares by Preferred Unitholders is not entirely certain. New Legacy intends to take the position that the receipt of cash in lieu of fractional shares by Preferred Unitholders generally will be treated as money received in the Section 351 exchange and U.S. holders may recognize gain, if any, but not loss as a result thereof. The amount of gain required to be recognized by a holder will be equal to the lesser of (i) the amount of cash received and (ii) the amount of gain realized on the exchange. The amount of gain realized on the exchange, if any, will be the excess of (x) the sum of the fair value of the common stock received, plus any cash received in lieu of fractional shares, plus such holder’s share of the Partnership’s nonrecourse liabilities immediately prior to the Merger, over (y) such holder’s adjusted tax basis in the units and Preferred Units exchanged in the Merger. Except as noted below, gain recognized by a U.S. holder on the receipt of cash in lieu of fractional shares in the Merger generally will be taxable as capital gain. However, a portion of this gain, if any, may be separately computed and taxed as ordinary income under Section 751 of the Code to the extent attributable to “unrealized receivables,” including depreciation recapture, or to “inventory items” owned by the Partnership and its subsidiaries. To the extent a U.S. holder of Preferred Units receives cash in lieu of fractional shares, such holder’s basis in the common stock received in the Merger will be calculated as described above, but increased by the amount of any gain, if any, recognized in the Merger and decreased by the amount of cash received. It is possible, however, that the receipt of cash in lieu of a fractional share may be treated as if the U.S. holder received the fractional share in the Merger and then received the cash in a redemption of the fractional share, in which case the U.S. holder should generally recognize gain or loss equal to the difference between the amount of the cash received in lieu of the fractional share and the U.S. holder’s tax basis allocable to such fractional share.

Capital gain recognized by a U.S. holder will generally be long-term capital gain if the U.S. holder has held its units for more than one year as of the effective time of the Merger. If the U.S. holder is an individual, such long-term capital gain will generally be eligible for reduced rates of taxation.

Passive losses that were not deductible by a U.S. holder in prior taxable periods because they exceeded a U.S. holder’s share of the Partnership’s income may be utilized to offset any gain recognized in the Merger and may be deducted in full upon the U.S. holder’s taxable disposition of its common stock received in the Merger.

The U.S. federal income tax consequences of the Merger to a unitholder or Preferred Unitholder are complex and will depend on such limited partner’s own personal tax situation. Accordingly, each U.S. holder is strongly urged to consult its own tax advisor with respect to the specific tax consequences of the Merger, taking into account its own particular circumstances. See “Material U.S. Federal Income Tax Consequences” for a more complete discussion of certain U.S. federal income tax consequences of the Merger.

Other Information Related to the Corporate Reorganization

No Appraisal Rights or Dissenters’ Rights

The limited partners are not entitled to appraisal rights or dissenters’ rights in connection with the Corporate Reorganization under applicable law or contractual appraisal rights under the Partnership Agreement or the Merger Agreement.

Antitrust and Regulatory Matters

The Partnership and New Legacy have determined that the Corporate Reorganization is not subject to the requirements of the HSR Act, and no other governmental consents are required.

Listing of New Legacy Common Stock; Deregistration and Delisting of the Units

It is a condition to the consummation of the Merger that the common stock issuable in the Merger be approved for listing on NASDAQ, subject to official notice of issuance. The common stock is expected to trade on NASDAQ under the symbol “LGCY.” Upon consummation of the Merger, the units currently listed on NASDAQ will cease to be listed on NASDAQ and will be subsequently deregistered under the Exchange Act.

The former unitholders and Preferred Unitholders will become stockholders of New Legacy, and their rights as stockholders will be governed by Delaware law and by New Legacy’s amended and restated certificate of incorporation and bylaws that will be in effect upon consummation of the Corporate Reorganization. The Partnership intends to cease filing periodic reports pursuant to the Exchange Act with the SEC following deregistration of its limited partner interests, pursuant to securities laws requirements, with New Legacy becoming the successor registrant.

Accounting Treatment of the Merger

The Merger will be accounted for as an equity transaction among the owners of New Legacy using historical cost accounting with no gain or loss being recognized.

Pending Litigation

On March 28, 2018, a holder of the Preferred Units filed a putative class action challenging the Merger against the Partnership, the Partnership GP and New Legacy (the “Doppelt Action”) in the Court of Chancery of the State of Delaware (the “Court”). The initial complaint in the Doppelt Action contained two causes of action challenging the Merger, including breach of the Partnership Agreement and breach of the implied covenant of good faith and fair dealing. The plaintiff in the Doppelt Action sought injunctive relief prohibiting consummation of the Merger or, in the event the Merger is consummated, rescission or rescissory damages, as well as reasonable attorneys’ and experts’ fees and expenses. On April 4, 2018, a motion to expedite was filed in connection with the Doppelt Action, by which the plaintiff sought a hearing on a motion for a preliminary injunction prior to the close of the Merger and requested that the Court set an expedited discovery schedule prior to any such hearing. The plaintiff in the Doppelt Action also filed a lawsuit against the Partnership and the Partnership GP in 2017 for breach of the Partnership Agreement based on the treatment of the accrued but unpaid preferred distributions as “guaranteed payments” for tax purposes (the “Doppelt Tax Action”).

A second putative class action lawsuit challenging the Merger was filed in the Court on April 3, 2018 against the Partnership, the Partnership GP and New Legacy (the “Chammah Ventures Action”). The Chammah Ventures Action contained the same causes of action and sought substantially the same relief as the Doppelt Action.

On April 13, 2018, the Court issued an order consolidating the Doppelt Action and Chammah Ventures Action (together, the “Consolidated Action”) and appointing the plaintiff in the Doppelt Action as lead plaintiff and his counsel as lead counsel for the putative class action. On April 13, 2018, the Court also granted the motion to expedite the Consolidated Action. On April 23, 2018, the plaintiff in the Consolidated Action filed an amended complaint, adding an additional count for breach of the Partnership Agreement. A hearing on the plaintiff’s motion for a preliminary injunction and the Partnership’s motion to dismiss occurred on June 4, 2018.

On June 22, 2018, the Partnership, New Legacy, the Partnership GP and the plaintiff in the Consolidated Action reached an agreement in principle to settle the Consolidated Action. The parties submitted a stipulation and agreement of settlement to the Court on July 6, 2018 (the “Settlement Agreement”) and, on July 11, 2018, the Court entered a scheduling order for consideration of the Settlement Agreement (the “Scheduling Order”). The Scheduling Order sets September 12, 2018 as the date for the hearing at which the Court will consider (i) the fairness of the Settlement Agreement; (ii) whether a judgment should be entered dismissing the Doppelt Action with prejudice; (iii) the plaintiff’s counsel’s application for fees and expenses; and (iv) any objections to the Settlement Agreement. The Settlement Agreement, if approved by the Court, will grant holders of Series A Preferred Units and Series B Preferred Units approximately 10,730,000 shares of common stock in New Legacy in addition to the approximately 16,913,592 shares those holders would collectively receive pursuant to the exchange ratios that were included in the Agreement and Plan of Merger, dated March 23, 2018, by and among the Partnership, New Legacy, Merger Sub and the Partnership GP. In exchange, the class of Preferred Unitholders (dating back to January 21, 2016 through the consummation of the Merger) have agreed to release the Partnership, the Partnership GP and New Legacy, and any of their parent entities, controlling persons, associates, affiliates, including any person or entity owning, directly or indirectly, any portion of the Partnership GP, or subsidiaries and each and all of their respective officers, directors, stockholders, employees, representatives, advisors, consultants and other released parties (the “Released Parties”), from liability for any claims related to or arising out of the rights inhering to the Preferred Units (subject to limited exceptions related to tax liabilities), including all claims brought in the Consolidated Action. As part of the Settlement Agreement, the Doppelt Tax Action will be dismissed. Each of the administrative agent for the Revolving Credit Agreement (as defined below) and the majority lenders under the Term Loan Credit Agreement (as defined below) have consented to the terms of the Settlement Agreement, as required pursuant to the terms of the Revolving Credit Agreement and the Term Loan Credit Agreement, respectively.

A third putative class action lawsuit challenging the Merger was filed against the Partnership, the Partnership GP, New Legacy and Merger Sub on April 27, 2018 by Patrick Irish in the District Court in Midland County, Texas (the “Irish Action”). The Irish Action contains the same general causes of action as the initial complaint filed in the Doppelt Action and the Chammah Ventures Action and seeks the same relief. The Partnership, the Partnership GP, New Legacy and the plaintiff’s counsel in the Consolidated Action have agreed to coordinate efforts to obtain a dismissal of the Irish Action following the consummation of the Merger.

The Partnership and New Legacy cannot predict the outcome of these or any other lawsuits that might be filed subsequent to the date of the filing of this proxy statement/prospectus, nor can the Partnership or New Legacy predict the amount of time and expense that will be required to resolve such litigation.

Comparison of the Rights of Stockholders and Unitholders

A limited partnership is inherently different from a corporation. Ownership interests in a limited partnership are therefore fundamentally different from ownership interests in a corporation. Unitholders and Preferred Unitholders will own common stock following the consummation of the Merger, and their rights associated with the common stock will be governed by the Delaware General Corporation Law (the “DGCL”) and New Legacy’s organizational documents (which will be effective upon consummation of the Merger), which differ in a number of respects from the Partnership Agreement and Delaware Revised Uniform Limited Partnership Act (the “Delaware LP Act”). These differences are described in more detail under “Comparison of the Rights of Stockholders and Unitholders.”

Recent Developments

On July 31, 2018, the lenders for the Revolving Credit Agreement agreed to waive the Partnership’s compliance with the ratio of consolidated current assets to consolidated current liabilities covenant contained in the Revolving Credit Agreement for the fiscal quarter ended June 30, 2018.

Summary of Risk Factors

You should consider carefully all the risk factors together with all of the other information included in this proxy statement/prospectus before deciding how to vote. The risks related to the Corporate Reorganization and the related transactions, the Partnership’s business, common stock and risks resulting from New Legacy’s organizational structure are described under “Risk Factors” beginning on page 30. Some of these risks include, but are not limited to, those described below:

•	The Corporate Reorganization is subject to conditions, including some conditions that may not be satisfied on a timely basis, if at all. Failure to complete the Corporate Reorganization, or significant delays in completing the Corporate Reorganization, could negatively affect the Partnership’s business and financial results and the price of the units or, following the consummation of the Corporate Reorganization, future business and financial results and the price of the common stock.

•	If the Corporate Reorganization is approved by unitholders, the date that the unitholders and Preferred Unitholders will receive the Merger Consideration is uncertain.

•	The Partnership will incur substantial transaction-related costs in connection with the Corporate Reorganization.

•	Certain executive officers and directors of the Partnership GP have interests in the Corporate Reorganization that are different from, or in addition to, the interests they may have as unitholders, which could have influenced their decision to support or approve the Corporate Reorganization.

•	The unaudited pro forma financial information included in this proxy statement/prospectus is presented for illustrative purposes only and may not be an indication of New Legacy’s financial condition or results of operations following the Corporate Reorganization.

•	The Partnership and New Legacy are subject to litigation related to the Merger.

•	The Merger may be treated as a taxable transaction, and result in tax liability, for a limited partner, depending on such limited partner’s particular situation.

•	The U.S. federal income tax treatment of owning and disposing of common stock received in the Merger will be different than the U.S. federal income tax treatment of owning and disposing of units.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA OF THE PARTNERSHIP

The following table sets forth the Partnership’s selected historical consolidated financial data derived from the Partnership’s unaudited condensed consolidated financial statements as of and for the three months ended March 31, 2018 and 2017 and from the Partnership’s audited consolidated financial statements as of and for each of the years ended December 31, 2017, 2016, 2015, 2014 and 2013. You should read the following data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Partnership” and the consolidated financial statements and the related notes thereto included within this proxy statement/prospectus. You should not assume the results of operations for any past period indicate results for any future period.

	Three Months Ended March 31,		Years Ended December 31,
	2018	2017	2017(a)	2016	2015(b)	2014(c)	2013
	(In thousands, except per unit data)
Statement of Operations Data:
Revenues:
Oil sales	$93,411	$49,142	$239,448	$152,507	$199,841	$396,774	$405,536
Natural gas liquids sales	7,396	5,050	24,796	15,406	16,645	27,483	14,095
Natural gas sales	36,672	45,355	172,057	146,444	122,293	108,042	65,858

Total revenues	137,479	99,547	436,301	314,357	338,779	532,299	485,489

Expenses:
Oil and natural gas production	47,967	51,217	183,219	179,333	194,491	198,801	154,679
Production and other taxes	7,326	4,159	19,825	14,267	16,383	31,534	29,508
General and administrative	24,090	10,552	49,372	43,639	46,511	38,980	28,907
Depletion, depreciation, amortization and accretion	36,547	28,796	126,938	150,414	177,258	173,686	158,415
Impairment of long-lived assets	—	8,062	37,283	61,796	633,805	448,714	85,757
(Gain) loss on disposal of assets	(20,395)	(5,524)	1,606	(50,095)	(3,972)	(2,479)	579

Total expenses	95,535	97,262	418,243	399,354	1,064,476	889,236	457,845

Operating income (loss)	41,944	2,285	18,058	(84,997)	(725,697)	(356,937)	27,644
Other income (expense):
Interest income	12	1	64	67	329	873	776
Interest expense	(27,368)	(20,133)	(89,206)	(79,060)	(76,891)	(67,218)	(50,089)
Gain on extinguishment of debt	51,693	—	—	150,802	—	—	—
Equity in income of equity method investees	17	11	17	—	126	428	559
Net gains (losses) on commodity derivatives	(1,704)	34,669	17,776	(41,224)	98,253	138,092	(13,531)
Other	275	(40)	792	(179)	841	258	18

Income (loss) before income taxes	64,869	16,793	(52,499)	(54,591)	(703,039)	(284,504)	(34,623)
Income tax (expense) benefit	(487)	(421)	(1,398)	(1,229)	1,498	859	(649)

Net income (loss)	64,382	16,372	(53,897)	(55,820)	(701,541)	(283,645)	(35,272)
Distributions to Preferred Unitholders	(4,750)	(4,750)	(19,000)	(19,000)	(19,000)	(11,694)	—

Net income (loss) attributable to unitholders	$59,632	$11,622	$(72,897)	$(74,820)	$(720,541)	$(295,339)	$(35,272)

	Three Months Ended March 31,		Years Ended December 31,
	2018	2017	2017(a)	2016	2015(b)	2014(c)	2013
	(In thousands, except per unit data)
Income (loss) per unit
Basic and diluted	$0.78	$0.16	$(1.01)	$(1.06)	$(10.45)	$(4.92)	$(0.62)

Distributions paid per unit	$—	$—	$—	$—	$1.46	$2.41	$2.31

Cash Flow Data:
Net cash provided by (used in) operating activities	$54,017	$34,892	$100,209	$(310)	$2,046	$207,216	$241,134
Net cash provided by (used in) investing activities	$(49,622)	$(20,390)	$(279,236)	$119,989	$(377,420)	$(632,414)	$(209,401)
Net cash provided by (used in) financing activities	$(5,633)	$(15,049)	$177,718	$(119,130)	$376,655	$423,339	$(32,658)
Capital expenditures	$73,927	$29,023	$314,491	$41,932	$579,463	$640,414	$204,911

	Three Months Ended March 31, 2018	Historical As of December 31,
		2017(a)	2016	2015(b)	2014(c)	2013
	(In thousands)
Balance Sheet Data
Cash and cash equivalents	$—	$1,246	$2,555	$2,006	$725	$2,584
Other current assets	109,939	111,358	80,217	127,453	191,529	72,115
Oil and natural gas properties, net of accumulated depletion, depreciation, amortization and impairment	1,359,444	1,353,356	1,181,909	1,408,956	1,639,974	1,535,429
Other assets	26,226	27,122	35,145	74,705	66,378	49,705

Total assets	$1,495,609	$1,493,082	$1,299,826	$1,613,120	$1,898,606	$1,659,833

Current liabilities	$139,945	$144,810	$86,609	$81,093	$97,576	$93,890
Long-term debt	1,296,953	1,346,769	1,161,394	1,427,614	938,876	878,693
Other long-term liabilities	259,825	273,190	273,902	284,090	224,949	176,854
Partners’ equity (deficit)	(201,114)	(271,687)	(222,079)	(179,677)	637,205	510,396

Total liabilities and partners’ equity	$1,495,609	$1,493,082	$1,299,826	$1,613,120	$1,898,606	$1,659,833

(a)

Includes the production and operating results from the closing date on August 1, 2017 through December 31, 2017 of the properties acquired in conjunction with the $141 million acceleration payment (the “Acceleration Payment”) under the Partnership’s joint development agreement with certain investment funds of TPG Sixth Street Partners.

(b)

Includes the Partnership’s purchase of (1) 100% of the issued and outstanding limited liability company membership interests in Dew Gathering LLC, which owns directly and indirectly natural gas gathering and processing assets in Anderson, Freestone, Houston, Leon, Limestone and Robertson Counties, Texas (the “WGR Acquisition”) from WGR Operating LP (“WGR”), and (2) various oil and natural gas properties and associated exploration and production assets (the “Anadarko E&P Acquisition,” together with the WGR

Acquisition, the “Anadarko Acquisitions”) from Anadarko E&P Onshore LLC (“Anadarko”) as of the closing date of the acquisition on July 31, 2015.
(c)

Includes the Partnership’s purchase of non-operated interests in 2,676 active wells acquired in the Piceance acquisition as of the closing date of the acquisition on June 4, 2014 (the “Piceance Acquisition”).

Non-GAAP Financial Measures

The Partnership’s management uses Adjusted EBITDA as a tool to provide additional information and metrics relative to the performance of its business. The management believes that Adjusted EBITDA is useful to investors because this measure is used by many companies in the industry as a measure of operating and financial performance and is commonly employed by financial analysts and others to evaluate the operating and financial performance of the Partnership from period to period and to compare it with the performance of other publicly traded partnerships within the industry. Adjusted EBITDA may not be comparable to a similarly titled measure of other publicly traded limited partnerships or limited liability companies because all companies may not calculate Adjusted EBITDA in the same manner. The following presents a reconciliation of “Adjusted EBITDA,” which is a non-GAAP measure, to its nearest comparable GAAP measure. Adjusted EBITDA should not be considered as an alternative to GAAP measures, such as net income, operating income, cash flow from operating activities, or any other GAAP measure of financial performance. Adjusted EBITDA is defined as net income (loss) plus:

•	Interest expense;

•	(Gain) loss on extinguishment of debt;

•	Income tax expense (benefit);

•	Depletion, depreciation, amortization and accretion;

•	Impairment of long-lived assets;

•	(Gain) loss on sale of partnership investment;

•	Loss (gain) on disposal of assets;

•	Equity in (income) loss of equity method investees;

•	Unit-based compensation expense (benefit) related to LTIP unit awards accounted for under the equity or liability methods;

•	Minimum payments received in excess of overriding royalty interest earned;

•	Equity in EBITDA of equity method investee;

•	Net (gains) losses on commodity derivatives;

•	Net cash settlements received (paid) on commodity derivatives; and

•	Transaction costs.

The following table presents a reconciliation of the Partnership’s consolidated net income (loss) to Adjusted EBITDA for the three months ended March 31, 2018 and 2017, and for the years ended December 31, 2017, 2016 and 2015, respectively.

	Three Months Ended March 31,		Years Ended December 31,
	2018	2017	2017	2016	2015
	(in thousands)
Net income (loss)	$64,382	$16,372	$(53,897)	$(55,820)	$(701,541)
Plus:
Interest expense	27,368	20,133	89,206	79,060	76,891
Gain on extinguishment of debt	(51,693)	—	—	(150,802)	—
Income tax expense (benefit)	487	421	1,398	1,229	(1,498)
Depletion, depreciation, amortization and accretion	36,547	28,796	126,938	150,414	177,258
Impairment of long-lived assets	—	8,062	37,283	61,796	633,805
Loss (gain) on disposal of assets	(20,395)	(5,524)	1,606	(50,095)	(3,972)
Equity in income of equity method investees	(17)	(11)	(17)	—	(126)
Unit-based compensation expense	12,806	1,897	6,597	7,198	6,673
Minimum payments received in excess of overriding royalty interest earned(a)	522	445	1,936	1,659	1,130
Equity in EBITDA of equity method investee(b)	—	—	—	—	169
Net (gains) losses on commodity derivatives	1,704	(34,669)	(17,776)	41,224	(98,253)
Net cash settlements received on commodity derivatives	(2,795)	4,236	24,156	64,505	132,925
Transaction costs	1,782	32	8,769	5,245	8,919

Adjusted EBITDA	$70,698	$40,190	$226,199	$155,613	$232,380

(a)

A portion of minimum payments received in excess of overriding royalties earned under a contractual agreement expiring December 31, 2019. The remaining amount of the minimum payments are recognized in net income.

(b)

EBITDA applicable to equity method investee is defined as the equity method investee’s net income plus interest expense and depreciation. The Partnership divested its interest in this investee in May 2015.

SUMMARY SELECTED UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL INFORMATION

The following sets forth summary selected unaudited pro forma condensed consolidated financial information for New Legacy after giving effect to the Corporate Reorganization. The amount of cash required to be paid in lieu of fractional shares has not been included in the unaudited pro forma financial information because such amount is not expected to be material and is based on the unit price on the closing of the Transaction and as such cannot be determined until the consummation of the Corporate Reorganization. See “—The Merger Consideration.”

Balance Sheet. Had the Corporate Reorganization occurred as of March 31, 2018, the pro forma balance sheet would have reflected pro forma adjustments as follows:

•

an increase in the Partnership’s current liabilities of $6.5 million to $146.5 million due to a $3.0 million payment for the acquisition of the Partnership GP as well as other estimated professional fees to be incurred in connection with the Corporate Reorganization;

•

an increase in the Partnership’s current liabilities by $26.8 million to $173.3 million due to the acceleration of vesting dates related to the change of control. As these long term incentive plan liabilities are determined based upon the Partnership’s unit price on the closing of the Transaction, a $6.15 unit price is assumed, which was the closing price of the units on July 9, 2018. Upon closing, New Legacy anticipates funding these obligations with approximately $30 million of borrowings under the $1.5 billion secured revolving credit facility with Wells Fargo Bank, National Association, as administrative agent, Compass Bank, as syndication agent, UBS Securities LLC and U.S. Bank National Association, as co-documentation agents and the lenders party thereto as amended most recently by the Ninth Amendment thereto (as amended, the “Revolving Credit Agreement”) with the remainder of the obligation to be satisfied with the issuance of approximately 1.5 million shares of corporate stock;

•

an increase in our deferred tax asset of $119.6 million determined using the current federal tax rate of 21%, as enacted under the Tax Cuts and Jobs act. This balance is due to historic impairment charges and recent net cumulative tax losses. However, due to our recent cumulative losses and current realization assessment, we would have recorded a full valuation allowance to fully offset such deferred tax asset and therefore would have no pro forma balance sheet impact related to our conversion to a taxable entity from a pass-through entity; and

•

partners’ equity (deficit) would be eliminated and replaced with the common shares, paid in capital and retained earnings (deficit). There would be an increase in the Partnership’s retained deficit of $33.4 million to $234.5 million representing the effect on partners’ deficit of the above noted adjustments.

Statement of Operations. Had the Corporate Reorganization occurred on January 1, 2017, the pro forma statements of operations for the year ended December 31, 2017 and the three months ended March 31, 2018 would have reflected pro forma adjustments as follows:

•

any costs associated with the Corporate Reorganization are direct costs and non-recurring by nature. As such, there would be no related pro forma adjustment to the Partnership’s statement of operations;

•

there would not be a pro forma adjustment for income taxes upon becoming a taxable entity based on the Partnership’s history of losses. Tax benefit calculated using the federal statutory rate would be offset by a full valuation allowance resulting in no net effect upon the Partnership’s statement of operations;

•	distributions to preferred unit holders historically used to calculate net loss attributable to unitholders would be eliminated; and

•

Income (loss) per unit would be eliminated and replaced with income (loss) per share (basic and diluted). For the twelve months ended December 31, 2017, this amount would have been ($0.52) which is calculated based on a net loss of $53.9 million and assuming 103,059,396 outstanding shares of common stock to be issued in connection with the Corporate Reorganization. For the three months ended March 31, 2018, this amount would have been $0.60 which is calculated based on a net income of $64.4 million and assuming 107,004,538 (107,311,728 diluted) outstanding shares of common stock to be issued in connection with the Corporate Reorganization.

MARKET PRICE INFORMATION

The units are traded on NASDAQ under the ticker symbol “LGCY.” The following table sets forth, for the periods indicated, the range of high and low sales prices for the units, on the NASDAQ composite tape, as well as information concerning quarterly cash dividends declared and paid on the Preferred Units. The sales prices are as reported in published financial sources.

	Common Units
	High	Low
2016
First Quarter	$1.96	$0.61
Second Quarter	$3.89	$0.78
Third Quarter	$2.01	$1.25
Fourth Quarter	$2.74	$1.13
2017
First Quarter	$2.77	$1.76
Second Quarter	$2.42	$1.26
Third Quarter	$1.55	$1.08
Fourth Quarter	$1.82	$1.07
2018
First Quarter	$4.94	$1.56
Second Quarter	$10.54	$4.11
Third Quarter (through July 31, 2018)	$6.97	$4.95

As of July 26, 2018, the record date for the special meeting, there were 76,929,029 units outstanding held by 124 holders of record. The Partnership Agreement requires, within 45 days after the end of each quarter, the Partnership to distribute all of its “available cash,” as defined in the Partnership Agreement, to holders of record on the applicable record date. Although the Partnership has suspended distributions to the Preferred Unitholders, such distributions continue to accrue in arrears. Pursuant to the terms of the Partnership Agreement, the Partnership is required to pay or set aside for payment all accrued but unpaid distributions with respect to the Preferred Units prior to or contemporaneously with making any distribution with respect to the units.

The following table presents unit closing prices for units on March 23, 2018, the last trading day before the public announcement of the Corporate Reorganization, and                , 2018, the last practicable trading day prior to the printing of this proxy statement/prospectus, as reported on the NASDAQ.

	Common Units
March 23, 2018		$4.47
, 2018	$

RISK FACTORS

In addition to the other information included in this proxy statement/prospectus, including the matters addressed in the section titled “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risks before deciding whether to vote for the approval of the applicable proposals described in this proxy statement/prospectus. Realization of any of the risks described below or any of the events described under “Cautionary Statement Regarding Forward-Looking Statements” could have a material adverse effect on the Partnership’s or, following the consummation of the Corporation Reorganization, New Legacy’s business, financial condition, cash flows and results of operations and could result in a decline in the price of common stock and for the trading prices of units.

Risks Related to the Corporate Reorganization

The Corporate Reorganization is subject to conditions, including some conditions that may not be satisfied on a timely basis, if at all. Failure to complete the Corporate Reorganization, or significant delays in completing the Corporate Reorganization, could negatively affect the Partnership’s business and financial results and the price of the units or, following the consummation of the Corporate Reorganization, future business and financial results and the price of the common stock.

The consummation of the Corporate Reorganization is subject to a number of conditions. The consummation of the Corporate Reorganization is not assured and is subject to risks, including the risk that the unitholder approval of the Merger is not obtained. Further, the Corporate Reorganization may not be consummated even if such unitholder approval is obtained. The Merger Agreement contains conditions, some of which are beyond the parties’ control, that, if not satisfied or waived, may prevent, delay or otherwise result in the Merger and the Corporate Reorganization not being consummated. See “The Merger Agreement—Conditions to Consummation of the Merger.”

If the Corporate Reorganization is not completed, or if there are significant delays in completing the Corporate Reorganization, the Partnership’s future business and financial results and the trading price of the units could be negatively affected or, following the consummation of the Corporation Reorganization, New Legacy’s future business and financial results and the price of the common stock could be negatively affected, and the parties will be subject to several risks, including the following:

•	there may be negative reactions from the financial markets due to the fact that the current price of the units may reflect a market assumption that the Corporate Reorganization will be completed; and

•

the attention of management will have been diverted to the Corporate Reorganization rather than the Partnership’s own operations and pursuit of other opportunities that could have been beneficial to the Partnership’s business.

If the Corporate Reorganization is approved by unitholders, the date that the unitholders and Preferred Unitholders will receive the Merger Consideration is uncertain.

As described in this proxy statement/prospectus, completing the proposed Corporate Reorganization is subject to several conditions, not all of which are controllable by the Partnership or New Legacy. Accordingly, if the proposed Corporate Reorganization is approved by unitholders, the date that the unitholders and Preferred Unitholders will receive Merger Consideration depends on the completion date of the Corporate Reorganization, which is uncertain.

The Partnership will incur substantial transaction-related costs in connection with the Corporate Reorganization.

The Partnership expects to incur substantial expenses in connection with completing the Corporate Reorganization, including fees paid to legal, financial and accounting advisors, filing fees and printing costs. Many of the expenses that will be incurred, by their nature, are difficult to estimate accurately at the present time.

Certain executive officers and directors of the Partnership GP have interests in the Corporate Reorganization that are different from, or in addition to, the interests they may have as unitholders, which could have influenced their decision to support or approve the Corporate Reorganization.

Certain executive officers and directors of the Partnership GP are parties to agreements or participants in other arrangements that give them interests in the Corporate Reorganization that may be different from, or be in addition to, your interests as a unitholder. These different interests are described in “The Corporate Reorganization—Interests of Certain Persons in the Merger.”

The unaudited pro forma financial information included in this proxy statement/prospectus is presented for illustrative purposes only and may not be an indication of New Legacy’s financial condition or results of operations following the Corporate Reorganization.

The unaudited pro forma financial information contained in this proxy statement/prospectus is presented for illustrative purposes only, is based on various adjustments, assumptions and preliminary estimates and may not be an indication of the financial condition or results of operations of New Legacy following the Corporate Reorganization for several reasons. The actual financial condition and results of operations of New Legacy following the Corporate Reorganization may not be consistent with, or evident from, this pro forma financial information. In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate, and other factors may affect the financial condition or results of operations of New Legacy following the Corporate Reorganization. Any potential decline in the financial condition or results of operations of New Legacy following the Corporate Reorganization may cause significant variations in the price of common stock after consummation of the Corporate Reorganization. See “Summary—Summary Selected Unaudited Pro Forma Condensed Consolidated Financial Information.”

The shares to be received by the unitholders and Preferred Unitholders as a result of the Corporate Reorganization have different rights than the units and Preferred Units.

Following consummation of the Corporate Reorganization, unitholders and Preferred Unitholders will no longer hold units or Preferred Units, but will instead hold common stock. There are important differences between the rights of unitholders and Preferred Unitholders and the rights of stockholders. Ownership interests in a limited partnership are fundamentally different from ownership interests in a corporation. The unitholders and Preferred Unitholders will own common stock following the completion of the Corporate Reorganization, and their rights associated with the common stock will be governed by New Legacy’s organizational documents and the DGCL, which differ in a number of respects from the Partnership Agreement and the Delaware LP Act. See “Comparison of the Rights of Stockholders and Unitholders.”

The Partnership and New Legacy are subject to litigation related to the Merger.

The Partnership and New Legacy are subject to litigation related to the Merger. See “The Corporate Reorganization—Pending Litigation.” The Partnership, the Partnership GP and New Legacy have entered into the Settlement Agreement related to the Merger, which is subject to final court approval. There can be no assurances that final court approval will be obtained. In addition, it is possible that additional claims beyond those which have already been filed will be brought in an effort to enjoin the Merger or seek monetary relief from the Partnership or New Legacy. The Partnership and New Legacy cannot predict the outcome of this existing or potential litigation, nor can they predict the amount of time and expense that will be required to resolve such litigation. An unfavorable resolution of any such litigation concerning the Merger could delay or prevent its consummation. In addition, the costs of defending the litigation, even if resolved in the Partnership’s or New Legacy’s favor, could be substantial and such litigation could distract the Partnership and New Legacy from pursuing the consummation of the Merger and other potentially beneficial business opportunities. The administrative agent for the Revolving Credit Agreement and the majority lenders under the Term Loan Credit Agreement each have consent rights relating to the settlement of certain litigation which may also limit the Partnership and New Legacy’s ability to resolve any litigation in order to consummate the Merger and the Corporate Reorganization.

Tax Risks Related to the Merger

In addition to reading the following risk factors, you are urged to read “Material U.S. Federal Income Tax Consequences” for a more complete discussion of the expected material U.S. federal income tax consequences of the Merger and owning and disposing of common stock received in the Merger.

No ruling has been requested with respect to the tax consequences of the Merger.

Although it is intended that the Merger will qualify as an exchange described in Section 351 of the Code and that the U.S. holders of units will generally not recognize any gain or loss as a result of the Merger (other than gain that may be recognized with respect to cash received in lieu of fractional shares), no ruling has been or will be requested from the Internal Revenue Service, or IRS, with respect to the tax consequences of the Merger. Under certain circumstances, the Merger may be treated as a taxable transaction, and result in tax liability, for a limited partner, depending on such limited partner’s particular situation. See “Material U.S. Federal Income Tax Consequences.”

Unitholders will be allocated taxable income and gain of the Partnership through the time of the Merger and will not receive any additional distributions attributable to that income.

Unitholders will be allocated their proportionate share of the Partnership’s taxable income and gain for the period ending at the time of the Merger. Unitholders will have to report, and pay taxes on, such income even though they will not receive any additional cash distributions attributable to such income.

The U.S. federal income tax treatment of owning and disposing of common stock received in the Merger will be different than the U.S. federal income tax treatment of owning and disposing of units.

The Partnership is classified as a partnership for U.S. federal income tax purposes and, generally, is not subject to entity-level U.S. federal income taxes. Instead, each unitholder is required to take into account its respective share of the Partnership’s items of income, gain, loss and deduction in computing its federal income tax liability as if the unitholder had earned such income directly, even if no cash distributions are made to the unitholder. A pro rata distribution of cash by the Partnership to a unitholder who is a U.S. holder (as defined in “Material U.S. Federal Income Tax Consequences”) is generally not taxable for U.S. federal income tax purposes unless the amount of cash distributed is in excess of the unitholder’s adjusted tax basis in its units.

In contrast, New Legacy is classified as a corporation for U.S. federal income tax purposes and is subject to U.S. federal income tax on its taxable income. As such, equity owners will no longer receive Forms K-1. Any future distribution of cash by New Legacy to a stockholder who is a U.S. holder generally will be included in such U.S. holder’s income as ordinary dividend income to the extent of New Legacy’s current or accumulated “earnings and profits,” as determined under U.S. federal income tax principles and will be reported to such owner of Form 1099-DIV. A portion of the cash distributed to stockholders by New Legacy after the Merger may exceed New Legacy’s current or accumulated earnings and profits. Cash distributions in excess of New Legacy’s current or accumulated earnings and profits will be treated as a non-taxable return of capital, reducing a U.S. holder’s adjusted tax basis in such stockholder’s common stock and, to the extent the cash distribution exceeds such stockholder’s adjusted tax basis, as gain from the sale or exchange of such common stock. See “Material U.S. Federal Income Tax Consequences.”

Risks Related to the Business

Unless the context provides otherwise, when used in this “—Risks Related to the Business,” references to “we,” “us” and “our” or like terms refer to (x) the Partnership, prior to the consummation of the Corporate Reorganization, and (y) New Legacy, after giving effect to the consummation of the Corporate Reorganization.

If oil and natural gas prices decline, our cash flow from operations will decline.

Lower oil and natural gas prices may decrease our revenues and thus cash flow from operations. Prices for oil and natural gas may fluctuate widely in response to relatively minor changes in the supply of and demand for oil and natural gas, market uncertainty and a variety of additional factors that are beyond our control, such as:

•	the domestic and foreign supply of and demand for oil and natural gas;

•	market expectations about future prices of oil and natural gas;

•	the price and quantity of imports of crude oil and natural gas;

•	overall domestic and global economic conditions;

•

political and economic conditions in other oil and natural gas producing countries, including embargoes and continued hostilities in the Middle East and other sustained military campaigns, and acts of terrorism or sabotage;

•	the willingness and ability of members of the Organization of Petroleum Exporting Countries and other petroleum producing countries to agree to and maintain oil price and production controls;

•	trading in oil and natural gas derivative contracts;

•	the level of consumer product demand;

•	weather conditions and natural disasters;

•	technological advances affecting energy production and consumption;

•	domestic and foreign governmental regulations and taxes;

•	the proximity, cost, availability and capacity of oil and natural gas pipelines and other transportation facilities;

•	the impact of the U.S. dollar exchange rates on oil and natural gas prices; and

•	the price and availability of alternative fuels.

Historically, oil and natural gas prices have been extremely volatile. For example, for the five years ended December 31, 2017, the NYMEX-WTI oil price ranged from a high of $110.62 per Bbl to a low of $26.19 per Bbl, while the NYMEX-Henry Hub natural gas price ranged from a high of $8.15 per MMBtu to a low of $1.49 per MMBtu. As of June 30, 2018, the NYMEX WTI oil spot price was $74.15 per Bbl and the NYMEX-Henry Hub natural gas spot price was $2.96 per MMBtu. If oil and natural gas prices decline from current levels, it may have a material adverse effect on our operations and financial condition.

Our business requires significant capital expenditures and we may be unable to obtain needed capital or financing on satisfactory terms or at all.

Our development and acquisition activities require substantial capital expenditures. We expect to fund our capital expenditures through cash flows from operations. Future cash flows are subject to a number of variables, including the level of production from existing wells, prices of oil and natural gas and our success in developing and producing new reserves. If our cash flow from operations is not sufficient to fund our capital expenditure budget, we may have limited ability to obtain the additional capital necessary to sustain our operations at current levels. We may not be able to obtain debt or equity financing on terms favorable to us or at all. The failure to obtain additional financing could result in a curtailment of our operations relating to development of our oil and natural gas properties, which in turn could lead to a decline in our oil and natural gas production or reserves, and in some areas a loss of properties.

Failure to replace reserves may negatively affect our business, results of operations and financial condition.

The growth of our business depends upon our ability to find, develop or acquire additional oil and natural gas reserves that are economically recoverable. Our proved reserves generally decline when reserves are produced, unless we conduct successful exploration or development activities or acquire properties containing proved reserves, or both. Further, the rate of estimated decline of our oil and natural gas reserves may increase if our wells do not produce as expected. We may not be able to find, develop or acquire additional reserves to replace our current and future production at acceptable costs. If oil and natural gas prices increase, our costs for additional reserves would also increase; conversely if natural gas or oil prices decrease, it could make it more difficult to fund the replacement of our reserves.

Increases in the cost of or failure of costs to adjust downward for drilling rigs, service rigs, pumping services and other costs in drilling and completing wells could reduce the viability of certain of our development projects.

The costs of rigs and oil field services necessary to implement our development projects decreased when oil and natural gas prices decreased in 2015. As oil and natural gas prices have increased, we are seeing service costs rise and availability diminish. Increased capital requirements for our projects will result in higher reserve replacement costs and could cause certain of our projects to become uneconomic even with increased commodity prices and therefore not to be implemented, reducing our production and cash flow. Decreased availability of drilling equipment and services could significantly impact the planned execution of our development program.

Our substantial indebtedness and liquidity issues may impact our business, financial condition and operations.

Due to our substantial indebtedness and liquidity issues, there is risk that, among other things:

•	third parties’ confidence in our ability to develop oil and natural gas properties could erode, which could impact our ability to execute on our business strategy;

•	it may become more difficult to retain, attract or replace key employees;

•	employees could be distracted from performance of their duties or more easily attracted to other career opportunities; and

•	our suppliers, vendors and service providers could renegotiate the terms of our arrangements, terminate their relationship with us or require financial assurances from us.

The occurrence of certain of these events may increase our operating costs and may have a material adverse effect on our business, results of operations and financial condition.

Our debt levels may limit our flexibility to obtain additional financing and pursue other business opportunities.

As of June 30, 2018, we had total long-term debt of approximately $1.3 billion. Our existing and future indebtedness could have important consequences to us, including:

•

our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on terms acceptable to us;

•

covenants in our existing and future credit and debt arrangements will require us to meet financial tests that may affect our flexibility in planning for and reacting to changes in our business, including possible acquisition opportunities;

•	our access to the capital markets may be limited;

•	our borrowing costs may increase;

•

we will need a substantial portion of our cash flow to make principal and interest payments on our indebtedness, reducing the funds that would otherwise be available for operations and future business opportunities; and

•	our debt level will make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally.

Our ability to service our indebtedness will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results and cash flows are not sufficient to service our current or future indebtedness, in addition to the suspension of distributions, we will be forced to take actions such as further reducing or delaying business activities, acquisitions, investments and/or capital expenditures, selling assets, restructuring or refinancing our indebtedness, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms or at all.

Our Revolving Credit Agreement matures on April 1, 2019, our Term Loan Credit Agreement matures on August 31, 2021 (or August 31, 2020 if we have $15 million or more of outstanding Senior Notes), our 2020 Senior Notes mature on December 1, 2020 and our 2021 Senior Notes mature on December 1, 2021; if we are unable to refinance or otherwise repay such indebtedness there would be a material and adverse effect on our business continuity and our financial condition.

As maturity dates for our outstanding indebtedness approach, particularly that of our Revolving Credit Agreement, we are evaluating, and will continue to evaluate and will opportunistically pursue, our options to refinance or repay such indebtedness, including alternatives in the debt and equity capital markets or discussions with lenders under our Revolving Credit Agreement and our second lien term loan credit agreement (the “Term Loan Credit Agreement”).

If we do not have the capital necessary to repay our outstanding indebtedness when it matures, it will be necessary for us to take significant actions, such as revising or delaying our strategic plans, reducing or delaying planned capital expenditures, selling assets, restructuring or refinancing our debt or seeking additional equity capital. We may be unable to effect any of these remedial steps on a satisfactory basis, or at all. If we are unable to refinance or otherwise repay our debt upon the maturity of our indebtedness, we would be in default, which would result in material adverse consequences for us.

In addition, if we are unable to refinance indebtedness before that debt’s maturity becomes current, there could be substantial doubt about our ability to continue as a going concern. If we are unable, or there is substantial doubt about our ability, to continue as a going concern, it would have a material adverse effect on the value of an investment in us.

Our development projects require substantial capital expenditures. We may be unable to obtain needed capital or financing on satisfactory terms, which could lead to a decline in our oil and natural gas reserves.

We make and expect to continue to make substantial capital expenditures in our business for the development, production and acquisition of oil and natural gas reserves. We intend to finance our future capital expenditures with cash flow from operations and, subject to availability, borrowings under our Revolving Credit Agreement and our Term Loan Credit Agreement. Our cash flow from operations and access to capital are subject to a number of variables, including:

•	our proved reserves;

•	the level of oil and natural gas we are able to produce from existing wells;

•	capital and lending market conditions;

•	the prices at which our oil and natural gas are sold; and

•	our ability to identify, acquire and exploit new reserves.

If our revenues or the borrowing base under our Revolving Credit Agreement decrease as a result of lower oil and/or natural gas prices, operating difficulties, declines in reserves or for any other reason, we may have limited ability to obtain the capital necessary to sustain our operations at current levels. Our Revolving Credit

Agreement and our Term Loan Credit Agreement restrict our ability to obtain new financing. If additional capital is needed, we may not be able to obtain debt or equity financing due to such restrictions, market conditions or otherwise. If cash generated by operations or available under our Revolving Credit Agreement and our Term Loan Credit Agreement is not sufficient to meet our capital requirements, the failure to obtain additional financing could result in a curtailment of our operations relating to development of our prospects, which in turn could lead to a decline in our oil and natural gas production and reserves, and could adversely affect our business, results of operations and financial condition.

Drilling for and producing oil and natural gas are high risk activities with many uncertainties that could adversely affect our business, results of operations and financial condition.

Our drilling activities are subject to many risks, including the risk that we will not encounter commercially productive reservoirs. Drilling for oil and natural gas can be uneconomic, not only from dry holes, but also from productive wells that do not produce sufficient revenues to be commercially viable.

In addition, our drilling and producing operations may be curtailed, delayed or canceled as a result of other factors, including:

•	the high cost, shortages or delivery delays of equipment and services;

•	unexpected operational events;

•	adverse weather conditions or events;

•	facility or equipment malfunctions;

•	title disputes;

•	pipeline ruptures or spills;

•	collapses of wellbore, casing or other tubulars;

•	unusual or unexpected geological formations;

•	loss of drilling fluid circulation;

•	formations with abnormal pressures;

•	fires;

•	blowouts, craterings and explosions; and

•	uncontrollable flows of oil, natural gas or well fluids.

Any of these events can cause substantial losses, including personal injury or loss of life, damage to or destruction of property, natural resources and equipment, pollution, environmental contamination, loss of wells and regulatory penalties.

We ordinarily maintain insurance against various losses and liabilities arising from our operations; however, insurance against all operational risks is not available to us. Additionally, we may elect not to obtain insurance if we believe that the cost of available insurance is excessive relative to the perceived risks presented. Losses could therefore occur for uninsurable or uninsured risks or in amounts in excess of existing insurance coverage. The occurrence of an event that is not fully covered by insurance could have a material adverse impact on our business, results of operations and financial condition.

If commodity prices decline, a significant portion of our development projects may become uneconomic and cause write downs of the value of our oil and natural gas properties, which may adversely affect our financial condition.

Lower oil and natural gas prices may not only decrease our revenues, but also may render many of our development and production projects uneconomic and result in a downward adjustment of our reserve estimates, which would negatively impact our borrowing base under our Revolving Credit Agreement and ability to fund operations.

A reduction in commodity prices may be caused by many factors, including substantial increases in U.S. production and reserves from unconventional (shale) reservoirs, without a corresponding increase in demand. The International Energy Agency forecasts continued U.S. oil production growth in 2018. This environment could cause the prices for oil to fall to lower levels.

Furthermore, a decrease in oil and natural gas prices may render a significant portion of our development projects uneconomic. In addition, if oil and natural gas prices decline, our estimates of development costs increase, production data factors change or drilling results deteriorate, accounting rules may require us to write down, as a non-cash charge to earnings, the carrying value of our oil and natural gas properties for impairments. For example, in the year ended December 31, 2017, we incurred impairment charges of $37.3 million, a portion of which was driven by commodity price changes. We may incur further impairment charges in the future related to depressed commodity prices, which could have a material adverse effect on our results of operations in the period taken.

Our identified drilling location inventories are scheduled out over several years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling.

Our management team has specifically identified and scheduled drilling locations as an estimation of our future multi-year drilling activities on our acreage. These identified drilling locations represent a significant part of our growth strategy. Our ability to drill and develop these locations depends on a number of factors, including the availability of capital, seasonal conditions, regulatory approvals, oil and natural gas prices, costs and drilling results. Our final determination on whether to drill any of these drilling locations will be dependent upon the factors described above as well as, to some degree, the results of our drilling activities with respect to our proved drilling locations. Because of these uncertainties, we do not know if the numerous drilling locations we have identified will be drilled within our expected time frame or will ever be drilled or if we will be able to produce oil or natural gas from these or any other potential drilling locations. As such, our actual drilling activities may be materially different from those presently identified, which could adversely affect our business, results of operations and financial condition.

Fluctuations in price and demand for our production may force us to shut in a significant number of our producing wells, which may adversely impact our revenues.

We are subject to great fluctuations in the prices we are paid for our production due to a number of factors. Drilling in shale resources has developed large amounts of new oil and natural gas supplies, both from natural gas wells and associated natural gas from oil wells, that have depressed the prices paid for our production, and we expect the shale resources to continue to be drilled and developed by our competitors. We also face the potential risk of shut-in production due to high levels of oil, natural gas and NGL inventory in storage, weak demand due to mild weather and the effects of any economic downturns on industrial demand. Lack of NGL storage in Mont Belvieu, where our West Texas and New Mexico NGLs are shipped for processing, could cause the processors of our natural gas to curtail or shut-in our natural gas wells and potentially force us to shut-in oil wells that produce associated natural gas, which may adversely impact our revenues. For example, following past hurricanes, certain Permian Basin natural gas processors were forced to shut down their plants due to the shutdown of the Texas Gulf Coast NGL fractionators, requiring us to vent or flare the associated natural gas from our oil wells. There is no certainty we will be able to vent or flare natural gas again due to potential changes in regulations. Furthermore, we may encounter problems in restarting production of previously shut-in wells.

An increase in the differential between the West Texas Intermediate (“WTI”) or other benchmark prices of oil and the wellhead price we receive for our production could adversely affect our operating results and financial condition.

The prices that we receive for our oil production sometimes reflect a discount to the relevant benchmark prices, such as WTI, that are used for calculating derivative positions. The difference between the benchmark price and the price we receive is called a differential. Increases in the differential between the benchmark prices for oil and the wellhead price we receive could adversely affect our operating results and financial condition. While this differential remained largely unchanged from 2015 through the first quarter of 2018, we have been adversely impacted by widening differentials in prior periods and a recurrence of such wider differentials could adversely affect our operating results and financial condition.

Due to regional fluctuations in the actual prices received for our natural gas production, the derivative contracts we enter into may not provide us with sufficient protection against price volatility since they are based on indexes related to different and remote regional markets.

We sell our natural gas into local markets, the majority of which is produced in East Texas, Colorado, West Texas, Southeast New Mexico, Central Oklahoma and Wyoming and shipped to the Midwest, West Coast and Texas Gulf Coast. These regions account for over 90% of our natural gas sales. In the past, we have used swaps on Northwest Pipeline, California SoCal NGI and San Juan Basin natural gas prices and we may do so again in the future. While we are paid a local price indexed to or closely related to these indexes, these indexes are heavily influenced by prices received in remote regional consumer markets less transportation costs and thus may not be effective in protecting us against local price volatility.

The substantial restrictions and financial covenants of both our Revolving Credit Agreement and our Term Loan Credit Agreement, any negative redetermination of our borrowing base under our Revolving Credit Agreement by our lenders and any potential disruptions of the financial markets could adversely affect our business, results of operations and financial condition.

We depend on our Revolving Credit Agreement and our Term Loan Credit Agreement for future capital needs. Our Revolving Credit Agreement, which matures on April 1, 2019, limits the amounts we can borrow to a borrowing base amount, determined by the lenders in their sole discretion. As of June 30, 2018, our borrowing base was $575.0 million and we had approximately $66.2 million available for borrowing. Our Term Loan Credit Agreement for second lien term loans maturing on August 31, 2020 provides for up to an aggregate principal amount of $400.0 million, of which we have used $338.6 million.

Our Revolving Credit Agreement and our Term Loan Credit Agreement restrict, among other things, our ability to incur debt and requires us to comply with certain financial covenants and ratios. We may not be able to comply with these restrictions and covenants in the future and will be affected by the levels of cash flow from our operations and events or circumstances beyond our control, such as any potential disruptions in the financial markets. Our failure to comply with any of the restrictions and covenants under our Revolving Credit Agreement or our Term Loan Credit Agreement could result in a default under our Revolving Credit Agreement or our Term Loan Credit Agreement. A default under our Revolving Credit Agreement or our Term Loan Credit Agreement could cause all of our existing indebtedness, including our second lien term loans and our Senior Notes, to be immediately due and payable.

Outstanding borrowings in excess of the borrowing base must be repaid within four months, and, if mortgaged properties represent less than 95% of total value of oil and natural gas properties used to determine the borrowing base, we must pledge other oil and natural gas properties as additional collateral. We may not have the financial resources in the future to make any mandatory principal prepayments required under our Revolving Credit Agreement.

The occurrence of an event of default or a negative redetermination of our borrowing base, such as a result of lower commodity prices or a deterioration in the condition of the financial markets, could adversely affect our business, results of operations and financial condition.

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Partnership—Financing Activities.”

Low commodity prices may impact our ability to comply with debt covenants.

Should oil and natural gas prices decline dramatically in 2018, we could breach certain financial covenants under our Revolving Credit Agreement or our Term Loan Credit Agreement, which would constitute a default under our Revolving Credit Agreement or our Term Loan Credit Agreement. Such default would require a waiver from our lenders in order for us to avoid an event of default and subsequent acceleration of all amounts outstanding under our Revolving Credit Agreement or our Term Loan Credit Agreement or foreclosure on our oil and natural gas properties. If the lenders under our Revolving Credit Agreement were to accelerate the indebtedness under our Revolving Credit Agreement as a result of such defaults, such acceleration could cause a cross-default of all of our other outstanding indebtedness and permit the holders of such indebtedness to accelerate the maturities of such indebtedness. Such a cross-default or cross-acceleration could have a wider impact on our liquidity than might otherwise arise from a default or acceleration of a single debt instrument. If an event of default occurs, or if other debt agreements cross-default, and the lenders under the affected debt agreements accelerate the maturity of any loans or other debt outstanding, the saleable value of our assets may not be sufficient to repay all of our outstanding indebtedness.

Any acquisitions we complete are subject to substantial risks that could adversely affect our financial condition and results of operations.

We may not achieve the expected results of any acquisition we complete, and any adverse conditions or developments related to any such acquisition may have a negative impact on our operations and financial condition.

Further, even if we complete any acquisitions, which we would expect to increase our cash flow, actual results may differ from our expectations and the impact of these acquisitions may actually result in a decrease in cash flow. Any acquisition involves potential risks, including, among other things:

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the validity of our assumptions about recoverable reserves, development potential, future production, revenues, capital expenditures, future oil and natural gas prices, operating costs and potential environmental and other liabilities;

•	an inability to successfully integrate the assets and businesses we acquire;

•	a decrease in our liquidity by using a portion of our available cash or borrowing capacity under our Revolving Credit Agreement and our Term Loan Credit Agreement to finance acquisitions;

•	a significant increase in our interest expense or financial leverage if we incur additional debt to finance acquisitions;

•	the assumption of unknown environmental and other liabilities, losses or costs for which we are not indemnified or for which our indemnity is inadequate;

•	the diversion of management’s attention from other business concerns;

•	the incurrence of other significant charges, such as impairment of oil and natural gas properties, goodwill or other intangible assets, asset devaluation or restructuring charges; and

•	the loss of key purchasers.

Our decision to acquire a property depends in part on the evaluation of data obtained from production reports and engineering studies, geophysical and geological analyses, seismic data and other information, the results of which are often inconclusive and subject to various interpretations. Our estimates of future reserves and estimates of future development and production for our acquisitions and related forecasts of anticipated cash flow therefrom are initially based on detailed information furnished by the sellers and are subject to review, analysis and adjustment by our internal staff, typically without consulting with outside petroleum engineers. Such assessments are inexact and their accuracy is inherently uncertain and our proved reserves estimates and cash flow forecasts therefrom may exceed actual acquired proved reserves or the estimates of future cash flows therefrom. In connection with our assessments, we perform a review of the acquired properties included in our acquisitions that we believe is generally consistent with industry practices. However, such a review will not reveal all existing or potential problems.

Also, our reviews of newly acquired properties are inherently incomplete because it is generally not feasible to perform an in-depth review of the individual properties involved in each acquisition given time constraints imposed by sellers. Even a detailed review of records and properties may not necessarily reveal existing or potential problems, nor will it permit a buyer to become sufficiently familiar with the properties to fully assess their deficiencies and potential. Inspections may not always be performed on every well, and environmental problems, such as groundwater contamination, are not necessarily observable even when an inspection is undertaken. Even when we inspect a well, we do not always discover structural, subsurface and environmental problems that may exist or arise.

We are subject to complex federal, state, local and other laws and regulations that could adversely affect the cost, manner or feasibility of conducting our operations.

Our oil and natural gas exploration and production operations are subject to complex and stringent laws and regulations. In order to conduct our operations in compliance with these laws and regulations, we must obtain and maintain numerous permits, approvals and certificates from various federal, state and local governmental authorities including the Bureau of Land Management. We may incur substantial costs in order to maintain compliance with these existing laws and regulations and could experience substantial disruptions to our operations if we do not timely receive permits required to drill new wells, especially on federal lands. In addition, our costs of compliance may increase if existing laws and regulations are revised or reinterpreted, or if new laws and regulations become applicable to our operations. All such costs or disruptions may have a negative effect on our business, results of operations and financial condition.

Our business is subject to federal, state and local laws and regulations as interpreted and enforced by governmental authorities possessing jurisdiction over various aspects of the exploration for, and the production of, oil and natural gas. Failure to comply with such laws and regulations, as interpreted and enforced, could have a material adverse effect on our business, results of operations and financial condition.

Our operations expose us to significant costs and liabilities with respect to environmental and operational safety matters.

We may incur significant costs and liabilities as a result of environmental and safety requirements applicable to our oil and natural gas exploration and production activities. These costs and liabilities could arise under a wide range of federal, state and local environmental and safety laws and regulations, including regulations and enforcement policies, which have tended to become increasingly strict over time. Failure to comply with these laws and regulations may result in the assessment of administrative, civil and criminal penalties, imposition of cleanup and site restoration costs and liens, and to a lesser extent, issuance of injunctions to limit or cease operations. In addition, claims for damages to persons or property may result from environmental and other impacts of our operations.

Strict, joint and several liability may be imposed under certain environmental laws, which could cause us to become liable for the conduct of others or for consequences of our own actions that were in compliance with all applicable laws at the time those actions were taken. New laws, regulations or enforcement policies could be more stringent and impose unforeseen liabilities or significantly increase compliance costs. If we were not able to recover the resulting costs through insurance or increased revenues, our financial condition could be adversely affected.

Federal, state and local legislation and regulatory initiatives relating to hydraulic fracturing could result in increased costs and additional operating restrictions or delays.

From time to time, Congress has considered legislation to amend the federal Safe Drinking Water Act to require the disclosure of chemicals used by the oil and natural gas industry in the hydraulic fracturing process. Hydraulic fracturing is an important and commonly used process in the completion of unconventional wells in shale formations, as well as tight conventional formations including many of those that New Legacy completes and produces. This process involves the injection of water, sand and chemicals under pressure into rock formations to stimulate hydrocarbon production. Sponsors of these bills have asserted that chemicals used in the fracturing process could adversely affect drinking water supplies. In addition, some states have adopted and others are considering legislation to restrict hydraulic fracturing. Several states including Texas and Wyoming have adopted or are considering legislation requiring the disclosure of hydraulic fracturing chemicals. Public disclosure of chemicals used in the hydraulic fracturing process could make it easier for third parties opposed to the hydraulic fracturing process to initiate legal proceedings based on allegations that specific chemicals used in the fracturing process could adversely affect the environment, including groundwater, soil or surface water. In addition, state and federal agencies recently have focused on a possible connection between the operation of injection wells used for oil and natural gas waste disposal and seismic activity. Similar concerns have been raised that hydraulic fracturing may also contribute to seismic activity. In light of these concerns, some state regulatory agencies have modified their regulations or issued order to address seismic activity. For example, the Railroad Commission of Texas has adopted regulations which place additional restrictions on the permitting of disposal well operations in areas of historical or future seismic activity. Any additional level of regulation could lead to operational delays or increased operating costs and could result in additional regulatory burdens that could make it more difficult to perform hydraulic fracturing and increase our costs of compliance and doing business.

Final rules regulating air emissions from natural gas production operations could cause us to incur increased capital expenditures and operating costs, which may be significant.

On April 17, 2012, the EPA approved final regulations under the Clean Air Act that, among other things, require additional emissions controls for natural gas and natural gas liquids production, including New Source Performance Standards to address emissions of sulfur dioxide and volatile organic compounds (“VOCs”) and a separate set of emission standards to address hazardous air pollutants frequently associated with such production activities. The final regulations require the reduction of VOC emissions from natural gas wells through the use of reduced emission completions or “green completions” on all hydraulically fractured wells constructed or refractured after January 1, 2015. For well completion operations occurring at such well sites before January 1, 2015, the final regulations allow operators to capture and direct flowback emissions to completion combustion devices, such as flares, in lieu of performing green completions. These regulations also establish specific new requirements regarding emissions from dehydrators, storage tanks and other production equipment. In addition, in May 2016, the EPA issued rules covering methane emissions from new oil and natural gas industry operations. In July 2017, the EPA proposed a two-year stay of certain requirements of this rule pending reconsideration of the rule. Compliance with these requirements could increase our costs of development and production, which costs may be significant.

We may not be able to maintain our listing on the Nasdaq Global Select Market or on any other national exchange.

NASDAQ has established certain standards for the continued listing of a security on NASDAQ. The standards for continued listing include, among other things, that the minimum bid price for the listed securities not fall below $1.00 per share for a period of 30 consecutive trading days. Although we are currently in compliance with the minimum bid price requirement, in the future we may not satisfy NASDAQ’s continued listing standards. If we do not satisfy any of NASDAQ’s continued listing standards, the units and Preferred Units could be delisted. Other national exchanges have similar listing standards, and if we do not satisfy such listing standards following the completion of the Corporate Reorganization, the common stock, could be delisted from such exchange. Any such delisting could adversely affect the market liquidity of the units and Preferred Units, and following the Corporate Reorganization, the common stock, and the market price of our units and Preferred Units, and following the Corporate Reorganization, the common stock, could decrease. A delisting could adversely affect our ability to obtain financing for our operations or result in a loss of confidence by investors, customers, suppliers or employees.

Restrictive covenants under the indentures governing our Senior Notes may adversely affect our operations.

The indentures governing the Senior Notes contains, and any future indebtedness we incur may contain, a number of restrictive covenants that impose significant operating and financial restrictions on us, including restrictions on our ability to, among other things:

•	sell assets, including equity interests in our restricted subsidiaries;

•	pay distributions on, redeem or purchase our equity or redeem or purchase our subordinated debt;

•	make investments;

•	incur or guarantee additional indebtedness or issue preferred units;

•	create or incur certain liens;

•	enter into agreements that restrict distributions or other payments from our restricted subsidiaries to us;

•	consolidate, merge or transfer all or substantially all of our assets;

•	engage in transactions with affiliates;

•	create unrestricted subsidiaries; and

•	engage in certain business activities.

As a result of these covenants, we are limited in the manner in which we conduct our business, and we may be unable to engage in favorable business activities or finance future operations or capital needs.

A failure to comply with the covenants in the indentures governing the Senior Notes or any future indebtedness could result in an event of default under the indentures governing the Senior Notes, our Revolving Credit Agreement, our Term Loan Credit Agreement, or any future indebtedness, which, if not cured or waived, could have a material adverse effect on our business, financial condition and results of operations. In addition, complying with these covenants may make it more difficult for us to successfully execute our business strategy and compete against companies that are not subject to such restrictions.

Our estimated reserves are based on many assumptions that may prove inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.

No one can measure underground accumulations of oil and natural gas in an exact way. Oil and natural gas reserve engineering requires subjective estimates of underground accumulations of oil and natural gas and assumptions concerning future oil and natural gas prices, production levels, and operating and development costs. As a result, estimated quantities of proved reserves and projections of future production rates and the timing of development expenditures may prove to be inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves which could adversely affect our business, results of operations and financial condition.

Further, the present value of future net cash flows from our proved reserves may not be the current market value of our estimated natural gas and oil reserves. In accordance with SEC requirements, we base the estimated discounted future net cash flows from our proved reserves on the 12-month average oil and gas index prices, calculated as the unweighted arithmetic average for the first-day-of-the-month price for each month and costs in effect on the date of the estimate, holding the prices and costs constant throughout the life of the properties. Actual future prices and costs may differ materially from those used in the net present value estimate, and future net present value estimates using then current prices and costs may be significantly less than the current estimate. To illustrate the price impact of commodity prices on our proved reserves subsequent to December 31, 2017, we recalculated the value of our proved reserves as of December 31, 2017 using the five-year average forward price as of March 31, 2018 for both WTI oil and NYMEX natural gas. While this 5-year NYMEX forward strip price is not necessarily indicative of our overall outlook on future commodity prices, this commonly used methodology may help provide investors with an understanding of the impact of a volatile commodity price environment. Under such assumptions, we estimate the cumulative projected production from our year-end proved reserves would increase by approximately 1.5% to 182.7 MMBoe from our previously reported 180.0 MMBoe, which is calculated as required by the SEC. In addition, the 10% discount factor we use when calculating discounted future net cash flows for reporting requirements in compliance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification 932 may not be the most appropriate discount factor based on interest rates in effect from time to time and risks associated with us or the natural gas and oil industry in general.

Our business depends on gathering and transportation facilities owned by others. Any limitation in the availability of those facilities would interfere with our ability to market the oil and natural gas we produce.

The marketability of our oil and natural gas production depends in part on the availability, proximity and capacity of gathering and pipeline systems owned by third parties. The amount of oil and natural gas that can be produced and sold is subject to curtailment in certain circumstances, such as pipeline interruptions due to scheduled and unscheduled maintenance, oversupply of oil due to nearby refinery outages, excessive pressure, physical damage to the gathering or transportation system, or lack of contracted capacity on such systems. The curtailments arising from these and similar circumstances may last from a few days to several months. In many cases, we are provided only with limited, if any, notice as to when these circumstances will arise and their duration. Any significant curtailment in gathering system or pipeline capacity, or significant delay in the construction of necessary gathering and transportation facilities, could adversely affect our business, results of operations and financial condition.

We do not control all of our operations and development projects and failure of an operator of wells in which we own partial interests to adequately perform could adversely affect our business, results of operations and financial condition.

Many of our business activities are conducted through joint operating agreements under which we own partial interests in oil and natural gas wells.

If we do not operate wells in which we own an interest, we do not have control over normal operating procedures, expenditures or future development of underlying properties. The success and timing of our development projects on properties operated by others is outside of our control.

The failure of an operator of wells in which we own partial interests to adequately perform operations, or an operator’s breach of the applicable agreements, could reduce our production and revenues and could adversely affect our business, results of operations and financial condition.

Increases in interest rates could adversely affect our business, results of operations, cash flows from operations and financial condition.

Since all of the indebtedness outstanding under the Revolving Credit Agreement is at variable interest rates, we have significant exposure to increases in interest rates. As a result, our business, results of operations and cash flows may be adversely affected by significant increases in interest rates.

The inability of one or more of our customers to meet their obligations may adversely affect our financial condition and results of operations.

Substantially all of our accounts receivable result from oil and natural gas sales or joint interest billings to third parties in the energy industry who are also subject to the effects of the current oil and natural gas commodity price environment. This concentration of customers and joint interest owners may impact our overall credit risk in that these entities may be similarly affected by changes in economic, industry and other conditions. In addition, our oil, natural gas and interest rate derivative transactions expose us to credit risk in the event of nonperformance by counterparties.

We depend on a limited number of key personnel who would be difficult to replace.

Our operations are dependent on the continued efforts of our executive officers, senior management and key employees. The loss of any executive officer, member of our senior management or other key employees could negatively impact our ability to execute our strategy.

Our business may be affected by shortages of skilled employees and labor cost inflation.

Competition for skilled employees in the oil and gas industry in Midland, Texas is strong, and labor costs have increased moderately since 2015. We expect that the demand and, hence, costs for skilled employees will increase as prices for oil and natural gas rise. Continual high demand for skilled employees and continued increases in labor costs could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be unable to compete effectively, which could have an adverse effect on our business, results of operations and financial condition.

The oil and natural gas industry is intensely competitive, and we compete with other companies that have greater resources than us. Our ability to acquire additional properties and to discover reserves in the future will be dependent upon our ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. Many of our competitors not only explore for and produce oil and natural gas, but also carry on refining operations and market petroleum and other products on a regional, national or worldwide basis.

These companies may be able to pay more for productive oil and natural gas properties and exploratory prospects or define, evaluate, bid for and purchase a greater number of properties and prospects than our financial or human resources permit. In addition, these companies may have a greater ability to continue exploration and development activities during periods of low oil and natural gas market prices and to absorb the burden of present and future federal, state, local and other laws and regulations. Our inability to compete effectively with these companies could have an adverse effect on our business, results of operations and financial condition.

If we fail to maintain an effective system of internal controls, we may not be able to accurately report our financial results or prevent fraud. As a result, current and potential investors could lose confidence in our financial reporting, which would harm our business and the trading price of our securities.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. If we cannot provide reliable financial reports or prevent fraud, our reputation and operating results could be harmed. We cannot be certain that our efforts to maintain our internal controls will be successful, that we will be able to maintain adequate controls over our financial processes and reporting in the future or that we will be able to continue to comply with our obligations under Section 404 of the Sarbanes-Oxley Act of 2002. Any failure to maintain effective internal controls, or difficulties encountered in implementing or improving our internal controls, could harm our operating results or cause us to fail to meet certain reporting obligations. Ineffective internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our securities.

A failure in our operational systems or cyber security attacks on any of our facilities or those of third parties may have a material adverse effect on our business, results of operations and financial condition.

Our business is dependent upon our operational systems to process a large amount of data and complex transactions. If any of our financial, operational or other data processing systems fail or have other significant shortcomings, our financial results could be adversely affected. Our financial results could also be adversely affected if an employee causes our operational systems to fail, either as a result of inadvertent error or by deliberately tampering with or manipulating our operational systems. In addition, dependence upon automated systems may further increase the risk that operational system flaws, employee tampering or manipulation of those systems will result in losses that are difficult to detect.

Our operations are also subject to the risk of cyber security attacks. Any cyber security attacks that affect our facilities, our customers or our financial data could have a material adverse effect on our business. In addition, cyber security attacks on our customer and employee data may result in financial loss or potential liability and may negatively impact our reputation. Third-party systems on which we rely could also suffer system failures, which could negatively impact our business, results of operations and financial condition.

Our sales of oil, natural gas, NGLs and other energy commodities, and related hedging activities, expose us to potential regulatory risks.

The Federal Trade Commission, the Federal Energy Regulatory Commission and the Commodity Futures Trading Commission (the “CFTC”) hold statutory authority to monitor certain segments of the physical and futures energy commodities markets. These agencies have imposed broad regulations prohibiting fraud and manipulation of such markets. With regard to our physical sales of oil, natural gas, NGLs or other energy commodities, and any related hedging activities that we undertake, we are required to observe the market-related regulations enforced by these agencies, which hold substantial enforcement authority. Our sales and trading may also be subject to certain reporting and other requirements. Failure to comply with such regulations, as interpreted and enforced, could have a material adverse effect on our business, results of operations and financial condition.

The swaps-related provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Act”) and the rules the CFTC has adopted regulate the markets in certain derivative transactions, broadly referred to as “swaps” and which include hedging and non-hedging oil and gas and interest rate transactions, and market participants. Swaps falling within classes designated or to be designated by the CFTC are or will be subject to clearing on a derivatives clearing organization, and, if accepted for clearing, are subject to execution on an exchange or a swap execution facility if made available for trading on such facility. To date, the CFTC has designated only certain classes of interest rate and index credit default swaps for mandatory clearing. The Act provides an exception from application of the Act’s clearing and trade execution requirements that qualifying commercial end-users may elect for swaps they use to hedge or mitigate commercial risks (“End-User Exception”). Although we believe we will be able to qualify for, and have elected, the End-User Exception with respect to most, if not all, of the swaps we enter that otherwise would have to be cleared, if we cannot do so with respect to many of the swaps we enter into, our ability to execute our hedging program efficiently will be adversely affected. In addition, the CFTC and federal banking regulators have adopted rules (which are being phased in) requiring certain regulated persons to collect margin as to any uncleared swap from their counterparty to such swap if that counterparty is not a non-financial end user (as defined in such rules) Although we believe we qualify as a non-financial end user under such rules, if we do not do so and must provide margin regarding uncleared swaps to which we are a party, our results of operations and financial condition could be adversely affected.

The European Market Infrastructure Regulation (“EMIR”) includes regulations related to the trading, reporting and clearing of derivatives subject to EMIR. We have counterparties that are located in a jurisdiction subject to EMIR. Such counterparties are required to comply with EMIR and accordingly will require us to transact with them in a manner that will ensure their compliance with EMIR. In broad terms, EMIR’s effect on the derivatives markets and their participants, creates similar risks and could have similar adverse impacts as those under the swap regulatory provisions of the Act and the CFTC’s swap rules. Finally, the Act included provisions, including related to position limits and reporting, that reflect that volatility in oil and natural gas prices is attributed by some legislators and regulators to speculative trading in derivatives and commodity instruments related to oil and natural gas. The CFTC and Congress periodically focus on such concerns, particularly at times of price rises in the market. Our revenues could be adversely affected if a consequence of that focus is legislative or regulatory actions that lead to lower commodity prices.

Current and proposed derivatives legislation and rulemaking as well as restrictions on hedging activities in the Revolving Credit Agreement could have a material adverse effect on our business.

If we or our derivatives counterparties are subject to additional requirements imposed as a result of the Act or any new (or newly implemented) regulations or international legislation, such changes may increase our transaction costs or make it more difficult for us to enter into hedging transactions on favorable terms. Any such regulations could also subject our hedge counterparties to limits on commodity positions and thereby have an adverse effect on our ability to hedge risks associated with our business or on the cost of our hedging activity. Further, our revolving credit agreement restricts the types of counterparties that we can enter into hedging transactions with and the security that we are able to provide counterparties that are not lenders under our Revolving Credit Agreement. Our inability to enter into hedging transactions on favorable terms, or at all, could increase our operating expenses and put us at increased exposure to risks of adverse changes in oil and natural gas prices. Any of these consequences could have a material adverse effect on us, our financial condition, and our results of operations and cash flows.

Risks Related to the Common Stock

The price of the common stock may experience volatility.

Following the consummation of the Corporate Reorganization, the price of the common stock may be volatile. In addition to the risk factors described above, some of the factors that could affect the price of the common stock are quarterly increases or decreases in revenue or earnings, changes in revenue or earnings estimates by the investment community, sales of the common stock by significant stockholders, a turnover of the investor base as a result of the Corporate Reorganization, short-selling of the common stock by investors, issuance of a significant number of shares for equity-based compensation or to raise additional capital to fund New Legacy’s operations, changes in market valuations of similar companies and speculation in the press or investment community about New Legacy’s financial condition or results of operations, as well as any doubt about its ability to continue as a going concern. General market conditions and U.S. or international economic factors and political events unrelated to the performance of New Legacy may also affect its stock price. For these reasons, investors should not rely on recent trends in the price of the units to predict the future price of the common stock or New Legacy’s future financial results.

New Legacy’s amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon consummation of the Corporate Reorganization contain provisions that may make it more difficult for a third party to acquire control of it, even if a change in control would result in the purchase of your shares of common stock at a premium to the market price or would otherwise be beneficial to you.

There are provisions in New Legacy’s amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon consummation of the Corporate Reorganization that may make it more difficult for a third party to acquire control of Legacy, even if a change in control would result in the purchase of your shares of common stock at a premium to the market price or would otherwise be beneficial to you. For example, New Legacy’s amended and restated certificate of incorporation authorizes the New Legacy Board to issue preferred stock without stockholder approval. If the New Legacy Board elects to issue preferred stock, it could be more difficult for a third party to acquire New Legacy.

In addition, provisions of New Legacy’s amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon consummation of the Corporate Reorganization, including, if the Board Classification Proposal is approved by the unitholders, a classified board of directors, so that only approximately one-third of our directors are elected each year, and limitations on stockholder actions by written consent and on stockholder proposals and director nominations at meetings of stockholders, could make it more difficult for a third party to acquire control of New Legacy. Certain provisions of the DGCL may also discourage takeover attempts that have not been approved by the New Legacy Board.

New Legacy does not expect to pay dividends on its common stock for the foreseeable future.

New Legacy does not expect to pay dividends for the foreseeable future. In addition, New Legacy’s Revolving Credit Agreement and Term Loan Credit Agreement may prohibit it from paying any dividends without the consent of the lenders under the Revolving Credit Agreement and Term Loan Credit Agreement, other than dividends payable solely in equity interests of New Legacy. Further, upon the consummation of the Corporate Reorganization, the Preferred Units will be converted into shares of common stock of New Legacy, and any rights to accumulated and unpaid distributions on such Preferred Units will be discharged. Accordingly, neither New Legacy nor the Partnership will make any distributions on account of any accrued but unpaid distributions on the Preferred Units that have accrued through the date of the Corporate Reorganization.

The value of the shares you receive in connection with the Corporate Reorganization may be diluted by future equity issuances, and shares eligible for future sale may have adverse effects on New Legacy’s share price.

We cannot predict the effect of future sales of shares or the availability of shares for future sales, on the market price of or the liquidity of the market for the shares. Sales of substantial amounts of shares, or the perception that such sales could occur, could adversely affect the prevailing market price of the shares. Such sales, or the possibility of such sales, could also make it difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

New Legacy’s authorized capital stock will consist of 945,000,000 shares of common stock and 105,000,000 shares of preferred stock, a significant portion of which will be unissued immediately following the Corporate Reorganization. New Legacy may need to raise a significant amount of capital to fund its drilling program and pay down outstanding indebtedness, including principal, interest and fees due under the Revolving Credit Agreement, the Term Loan Credit Agreement and the Senior Notes, and may raise such capital through the issuance of newly issued common stock or preferred stock. Such issuance and sale of equity could be dilutive to the interests of existing stockholders.

Additionally, as of June 30, 2018, the Founding Investors and their affiliates, including members of the Partnership’s management, currently own approximately 14.76% of the outstanding units and, following the Corporate Reorganization, will own 13.30% of the outstanding shares. The Partnership granted the Founding

Investors certain registration rights to have their units registered under the Securities Act (the “Founders Registration Rights Agreement”). Following the consummation of the Corporate Reorganization, the Founding Investors will have registration rights with respect to the shares they receive pursuant to the Corporate Reorganization. The Founders Registration Rights Agreement gives the Founding Investors and their permitted transferees certain “demand” registration rights pursuant to which they will be entitled to cause us to register under the Securities Act all or a portion of the stock they receive in exchange for their units. The Founding Investors and their permitted transferees are entitled to exercise up to three demand registration rights with respect to registrations on SEC Form S-1, provided that the number of shares of common stock that the Founding Investors and their permitted transferees propose to include in each such registration is at least ten percent of the total number of shares (on an as-converted basis) they held following the completion of the private equity offering in March 2006, in which we issued 5,000,000 limited partnership units, the proceeds of which were used in the funding of our related formation transactions whereby we acquired our initial oil and natural gas properties and business operations. The Founding Investors and their permitted transferees also have an unlimited number of demand registration rights with respect to registrations on SEC Form S-3, provided that the gross proceeds to the selling stockholders in each such registration is expected to be at least $1 million. In addition, the Founders Registration Rights Agreement provides that if we at any time intend to file on our behalf or on behalf of any of our other shareholders a registration statement in connection with a public offering of any of our securities on a form and in a manner that would permit the registration for offer and sale of our common stock held by any of the Founding Investors or their permitted transferees, such groups will be able to exercise “piggyback” registration rights pursuant to which they will be entitled to participate in public offerings of our common stock. Upon registration, these shares will be eligible for sale into the market without volume limitations. Because of the substantial size of the Founding Investors’ holdings, the sale of a significant portion of these shares, or a perception in the market that such a sale is likely, could have a significant impact on the market price of such shares.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement/prospectus contains forward-looking statements that are subject to a number of risks and uncertainties, many of which are beyond the control of the Partnership and New Legacy, which may include statements about:

•	the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement;

•	the outcome of any legal proceedings that have been or may be instituted against the Partnership or New Legacy and others relating to the Merger Agreement;

•	the effect of the announcement of the Corporate Reorganization on the Partnership’s customer relationships, operating results and business generally;

•	the risks that the proposed Corporate Reorganization disrupts current plans and operations;

•	the amount of the costs, fees, expenses and charges related to the Corporate Reorganization;

•	the failure to obtain the unitholder approval and to satisfy the other conditions to the consummation of the Corporate Reorganization;

•	the failure to realize a lower long-term cost of capital and other anticipated benefits of the proposed Corporate Reorganization;

•	the Partnership and New Legacy’s ability to access the debt and equity markets, which will depend on general market conditions and the credit ratings for debt obligations;

•	the amount of oil and natural gas the Partnership produces;

•	the price at which the Partnership is able to sell its oil and natural gas production;

•	the Partnership’s ability to identify, acquire, exploit and appropriately finance additional oil and natural gas properties at economically attractive prices;

•	the Partnership’s ability to replace reserves and increase reserve value;

•	the Partnership’s drilling locations and ability to continue its development activities at economically attractive costs;

•	the level of the Partnership’s lease operating expenses, general and administrative costs and finding and development costs, including payments to the Partnership GP;

•	the level of the Partnership’s capital expenditures;

•	the Partnership’s ability to comply with, renegotiate or receive waivers of debt covenants under its Revolving Credit Agreement and Term Loan Credit Agreement;

•	the Partnership’s ability to engage in lending and capital markets activity which may include debt refinancing or extensions, exchanges or repurchases or debt or equity issuances;

•	the Partnership’s ability to divest non-core assets at economically attractive prices;

•	the Partnership’s future operating results;

•	the Partnership’s plans, objectives, expectations and intentions; and

•

other factors and uncertainties discussed in this proxy statement/prospectus and the Partnership’s filings with the SEC, including the Partnership’s Quarterly Report on Form 10-Q for the three months ended March 31, 2018 and Annual Report on Form 10-K for the year ended December 31, 2017.

All of these types of statements, other than statements of historical fact included in this document, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” the negative of such terms or other comparable terminology.

The forward-looking statements contained in this document are largely based on the Partnership’s expectations, which reflect estimates and assumptions made by the Partnership’s management. These estimates and assumptions reflect the Partnership’s best judgment based on currently known market conditions and other factors. Although we believe such estimates and assumptions to be reasonable, they are inherently uncertain and involve a number of risks and uncertainties that are beyond the Partnership’s control. In addition, management’s assumptions about future events may prove to be inaccurate. All readers are cautioned that the forward-looking statements contained in this document are not guarantees of future performance, and the Partnership’s expectations may not be realized or the forward-looking events and circumstances may not occur. Actual results may differ materially from those anticipated or implied in the forward-looking statements due to factors described in “Risk Factors.” The forward-looking statements in this document speak only as of the date of this document; we disclaim any obligation to update these statements unless required by securities law, and we caution you not to unduly rely on them.

INFORMATION ABOUT THE PARTIES

Legacy Reserves Inc.

Legacy Reserves Inc., or New Legacy, is a Delaware corporation incorporated on March 22, 2018 for the purpose of effecting the Corporate Reorganization. New Legacy has not conducted any business operations other than incidental to its formation and in connection with the transactions contemplated by the Corporate Reorganization. Following the Corporate Reorganization, New Legacy will own the Partnership and the Partnership GP as direct or indirect wholly owned subsidiaries and will have no significant assets other than the stock or other voting securities of its subsidiaries. Its principal executive offices are located at 303 W. Wall St., Suite 1800, Midland, Texas 79701, and its telephone number is (432) 689-5200.

Legacy Reserves LP

Legacy Reserves LP, or the Partnership, is a master limited partnership headquartered in Midland, Texas, focused on the development of oil and natural gas properties primarily located in the Permian Basin, East Texas, Rocky Mountain and Mid-Continent regions of the United States.

The Partnership’s oil and natural gas production and reserve data as of December 31, 2017 were as follows:

•	proved reserves of approximately 180.0 MMBoe, of which 66% were natural gas, 34% were NGLs and 94% were classified as proved developed producing; and

•	proved reserves to production ratio of approximately 10.0 years based on the annualized production volumes for the three months ended December 31, 2017.

The Partnership has built a diverse portfolio of oil and natural gas reserves, primarily through the acquisition of producing oil and natural gas properties and the development of properties in established producing trends. These acquisitions, along with its ongoing development activities and operational improvements, have allowed the Partnership to achieve significant production and reserve growth over the last decade.

The Partnership’s principal executive offices are located at 303 W. Wall St., Suite 1800, Midland, Texas 79701, and its telephone number is (432) 689-5200.

THE SPECIAL MEETING

Time, Place and Date

The special meeting will be held on September 19, 2018 at 10:30 a.m., local time, at Midland Country Club located at 6101 N. Highway 349, Midland, Texas 79705.

Proposal 1

Approval of the Merger Agreement and New Legacy Merger

As discussed elsewhere in this proxy statement/prospectus, the unitholders are being asked at the special meeting to approve the Merger Agreement, pursuant to which the Merger will be completed, with the Partnership continuing as the surviving entity and a wholly owned subsidiary of New Legacy. Unitholders should carefully read this proxy statement/prospectus, including the annexes, in its entirety for more detailed information concerning the Merger Agreement and the Corporate Reorganization. A vote to approve the Merger Agreement is effectively a vote in favor of the Corporate Reorganization which will result in a reorganization from a master limited partnership to a corporation. In particular, unitholders are directed to the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus.

The GP Board unanimously recommends that unitholders vote FOR approval of the Merger Agreement.

Proposal 2

Approval of the Classification of the New Legacy Board

As discussed elsewhere in this proxy statement/prospectus, the unitholders are being asked at the special meeting to approve the classification of the New Legacy Board in accordance with the Amended and Restated Certificate of Incorporation of New Legacy, a copy of which is attached as Exhibit A to Annex A to this proxy statement/prospectus, to be in effect following the consummation of the Corporate Reorganization (and giving effect to necessary revisions as described in Exhibit A to Annex A based on the outcome of this Proposal 2). For a more detailed discussion of the proposed classification of the New Legacy Board, see “Management of New Legacy.”

The GP Board recommends that unitholders vote FOR approval of the classification of the New Legacy Board.

Proposal 3

Approval of the New Legacy Incentive Plan

At the special meeting, the unitholders are being asked to approve the New Legacy LTIP, a copy of which is attached to this proxy statement/prospectus as Annex B to this proxy statement/prospectus, to be in effect following the consummation of the Corporate Reorganization. For a more detailed summary of the terms of the New Legacy LTIP, see “Description of the New Legacy 2018 Omnibus Incentive Plan.”

The GP Board recommends that unitholders vote FOR approval of the New Legacy LTIP.

Proposal 4

Advisory Approval of the Compensation Payments to Named Executive Officers

In accordance with Section 14A of the Exchange Act, the Partnership is providing its unitholders with the opportunity to cast an advisory, non-binding vote at the special meeting on the compensation that may be paid or become payable to its named executive officers in connection with the Corporate Reorganization and the agreements and understandings pursuant to which such compensation may be paid or become payable. For a more detailed summary of the compensation payments, see “The Corporate Reorganization—Interests of Certain Persons in the Merger.” As required by those rules, the Partnership is asking its unitholders to vote on the adoption of the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to the Partnership’s named executive officers in connection with the Corporate Reorganization, as disclosed pursuant to Item 402(t) of Regulation S-K in the table in the section of the proxy statement/prospectus entitled “The Corporate Reorganization—Interests of Certain Persons in the Merger—Quantification of Potential Payments to Named Executive Officers in Connection with the Corporate Reorganization,” including the associated narrative discussion, are hereby APPROVED on an advisory (non-binding) basis.”

The votes on each Proposal are separate and apart from the votes on the other Proposals. Accordingly, you may vote to approve certain of the Proposals and vote not to approve other Proposals. Because the vote on the Compensation Proposal is advisory in nature only, it will not be binding on the Partnership or New Legacy. Accordingly, if the Merger Proposal and LTIP Proposal are approved and the Corporate Reorganization is completed, the compensation may become payable, subject only to the conditions applicable thereto, regardless of the outcome of the non-binding, advisory vote of the unitholders.

The GP Board recommends that unitholders vote FOR approval of the compensation payments to named executive officers.

Proposal 5

Adjournment of the Special Meeting

Unitholders may be asked to consider and vote on a proposal to adjourn the special meeting to a later date to solicit additional proxies in the event there are insufficient votes in favor of any of the foregoing proposals. See “—Adjournments.”

The GP Board recommends that the unitholders vote FOR approval of any adjournment proposal.

The unitholders may also be asked to consider other matters as may properly come before the special meeting. At this time, the Partnership, the Partnership GP and New Legacy know of no other matters that will be presented for the consideration of the unitholders at the special meeting.

Quorum

A majority of the voting power of the outstanding units entitled to vote at the meeting as of the record date represented in person or by proxy (by submitting a properly executed proxy card or properly submitting a proxy by telephone or Internet) will constitute a quorum and will permit the Partnership to conduct the proposed business at the special meeting. Proxies received but marked as abstentions and broker non-votes (if any) will be counted as units that are present and entitled to vote for purposes of determining the presence of a quorum.

Record Date

The unitholder record date for the special meeting is the close of business on July 26, 2018. Unitholders may vote at the Special Meeting if they owned units at the close of business on the record date. Unitholders may cast one vote for each unit owned on the record date.

Votes Required

Approval of the Merger Proposal requires the affirmative vote of holders of a majority of the votes cast (not including abstentions and broker non-votes) by unitholders who are present (in person or by proxy) and entitled to vote at the special meeting. Approval of the Board Classification Proposal requires the affirmative vote of holders of a majority of the votes cast (not including abstentions and broker non-votes) by unitholders who are present (in person or by proxy) and entitled to vote at the special meeting. Approval of the LTIP Proposal is being sought to satisfy the stockholder approval policy of NASDAQ. For these purposes, approval of the LTIP Proposal requires the affirmative vote of holders of a majority of the votes cast (not including abstentions and broker non-votes) by unitholders who are present (in person or by proxy) and entitled to vote at the special meeting. Approval, on an advisory, non-binding basis, of the Compensation Proposal, requires the affirmative vote of holders of a majority of the votes cast (not including abstentions and broker non-votes) by unitholders who are present (in person or by proxy) and entitled to vote at the special meeting. Approval of the Adjournment Proposal, if presented, requires the affirmative vote of holders of a majority of the votes cast (not including abstentions and broker non-votes) by unitholders who are present (in person or by proxy) and entitled to vote at the special meeting. Abstentions and broker non-votes (if any) will not be taken into account in determining the outcome of the Merger Proposal, Board Classification Proposal, LTIP Proposal, Compensation Proposal and Adjournment Proposal. The votes on each Proposal are separate and apart from the votes on the other Proposals. Accordingly, you may vote to approve certain of the Proposals and vote not to approve other Proposals. Because the vote on the Compensation Proposal is advisory in nature only, it will not be binding on the Partnership or New Legacy.

All of the directors and executive officers of the Partnership GP beneficially owned, in the aggregate, approximately 11.5% of the outstanding units as of the record date. The Partnership and New Legacy believe that the directors and executive officers of the Partnership GP will vote in favor of the Merger Proposal, in favor of the Board Classification Proposal, in favor of the LTIP Proposal, in favor of the Compensation Proposal and in favor of the Adjournment Proposal.

Each of the holders of limited liability company interests in the Partnership GP is party to the GP Purchase Agreement, which contains a voting covenant obligating such holder and its affiliates to vote any units it owns, directly or indirectly, in favor of the Merger Proposal. As of the record date, such holders beneficially owned 10,285,059 units or approximately 13.4% of the outstanding units. Certain of these holders are directors and/or executive officers of the Partnership GP and are included in the beneficial ownership amounts included in the previous paragraph.

Additionally, the Partnership and the Partnership GP have entered into a Standstill and Voting Agreement, pursuant to which, subject to certain limitations, the Fir Tree Parties are obligated to vote their units as recommended by the GP Board to the unitholders. As of the record date, the Fir Tree Parties own 3,633,533 units or approximately 4.7% of the outstanding units.

Units Outstanding

As of the close of business on the record date, there were 76,929,029 units outstanding held by 124 holders of record. Each outstanding unit entitles its holder of record to one vote on each matter considered at the special meeting. The units are the only class of securities entitled to vote at the special meeting, and holders of the units are entitled to vote on the Merger Proposal, the Board Classification Proposal, the LTIP Proposal, the Compensation Proposal and the Adjournment Proposal.

A complete list of registered unitholders entitled to vote at the special meeting will be available for inspection during ordinary business hours at the principal place of business of Legacy Reserves LP, 303 W. Wall St., Suite 1800, Midland, Texas 79701 for a period of at least 10 days before the special meeting and at the place of the special meeting for the duration of the meeting.

Adjournments

If, at the special meeting, the number of units present or represented and voting in favor of the Merger Proposal is insufficient to approve the Merger Proposal, the Partnership intends to move to adjourn the special meeting in order to enable the GP Board to solicit additional proxies for approval of the Merger Proposal. In that event, the Partnership will ask its unitholders to vote upon the Adjournment Proposal, but not the Merger Proposal. If it is deemed necessary to adjourn the special meeting, no notice of the adjourned meeting is required to be given to unitholders, other than an announcement at the special meeting of the time and place to which the meeting is adjourned, unless a new record date is fixed for the adjourned meeting, in which case notice of the place, date and time of adjourned meeting shall be given to persons who are unitholders as of the new record date.

The Partnership is asking its unitholders to authorize the holder of any proxy solicited by the GP Board on a discretionary basis to vote in favor of adjourning the special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from unitholders who have previously voted.

Pursuant to the Partnership Agreement, in the absence of a quorum, the special meeting may be adjourned by the affirmative vote of unitholders of at least a majority of the units present and entitled to vote at the special meeting.

Upon an adjournment to a date within 45 days of the special meeting, notice need not be given of the adjourned meeting and a new record date need not be fixed, if the time and place thereof are announced at the special meeting. At the adjourned special meeting, the Partnership may transact any business that might have been transacted at the original special meeting. If the adjournment is for more than 45 days or if a new record date is fixed for the adjourned special meeting, a notice of the adjourned special meeting shall be given to all unitholders as of the new record date. References to the special meeting in this proxy statement/prospectus are to such special meeting as adjourned or postponed.

Voting Procedure

Voting by Unitholders. If you are a unitholder who holds units in your own name, you may submit your proxy using any of the following methods:

•	call the toll-free telephone number listed on your proxy card and follow the recorded instructions;

•	go to the Internet website listed on your proxy card and follow the instructions provided;

•	complete, sign and mail your proxy card in the postage-paid envelope; or

•	attend the special meeting and vote in person.

If you have timely and properly submitted your proxy, clearly indicated your vote and have not revoked your proxy, your units will be voted as indicated. If you have timely and properly submitted your proxy but have not clearly indicated your vote, your units will be voted FOR the Merger Proposal, FOR the Board Classification Proposal, FOR the LTIP Proposal, FOR the Compensation Proposal and FOR the Adjournment Proposal.

Revocation. If you hold your units in your own name, you may revoke your proxy at any time prior to its exercise by:

•	giving written notice of revocation to the Secretary of the Partnership at or before the special meeting;

•	appearing and voting in person at the special meeting; or

•	properly completing and executing a later dated proxy and delivering it to the Secretary of the Partnership at or before the special meeting.

Your presence without voting at the special meeting will not automatically revoke your proxy, and any revocation during the special meeting will not affect votes previously taken.

Validity. The inspectors of election will determine all questions as to the validity, form, eligibility (including time of receipt) and acceptance of proxies. Their determination will be final and binding. The GP Board has the right to waive any irregularities or conditions as to the manner of voting. The Partnership may accept your proxy by any form of communication permitted by applicable law so long as the Partnership is reasonably assured that the communication is authorized by you.

Solicitation of Proxies. The accompanying proxy is being solicited by the Partnership on behalf of the GP Board. The expenses of preparing, printing and mailing the proxy and materials used in the solicitation will be borne by the Partnership.

Morrow Sodali Global, LLC has been retained by the Partnership to aid in the solicitation of proxies for an initial fee of $10,000 and the reimbursement of out-of-pocket expenses. In addition to the mailing of this proxy statement/prospectus, proxies may also be solicited from unitholders by personal interview, telephone, fax or other electronic means by directors and officers of the Partnership GP and employees of affiliates of the Partnership who provide services to the Partnership, who will not receive additional compensation for performing that service. Arrangements also will be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of proxy materials to the beneficial owners of units held by those persons, and the Partnership will reimburse them for any reasonable expenses that they incur.

Units Held in Street Name. If you hold units in the name of a bank, broker or other nominee, you should follow the instructions provided by your bank, broker or other nominee when voting your units or when granting or revoking a proxy.

As a general rule, absent specific instructions from you, your bank, broker or other nominee is not allowed to vote your units on any proposal on which your bank, broker or other nominee does not have discretionary authority. The only proposals for consideration at the special meeting are the Merger Proposal, the Board Classification Proposal, the LTIP Proposal, the Compensation Proposal and the Adjournment Proposal, which are non-discretionary matters for which banks, brokers and other nominees do not have discretionary authority to vote. To instruct your bank, broker or other nominee how to vote, you should follow the directions that your bank, broker or other nominee provides to you.

Please note that you may not vote your units held in “street name” by returning a proxy card directly to the Partnership or by voting in person at the special meeting unless you provide a “legal proxy,” which you must obtain from your bank, broker or other nominee. If you do not instruct your bank, broker or other nominee on how to vote your units, your bank, broker or other nominee may not vote your units, which will be deemed to not be a vote cast with respect to the Merger Proposal, Board Classification Proposal, LTIP Proposal and Adjournment Proposal and will have the same effect as a vote against the Compensation Proposal. You should therefore provide your bank, broker or other nominee with instructions as to how to vote your units.

Householding of Proxy Statement/Prospectus

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement or annual report, as applicable, addressed to those stockholders.

As permitted by the Exchange Act, only one copy of this proxy statement/prospectus is being delivered to stockholders residing at the same address, unless the stockholders have notified the company whose shares they hold of their desire to receive multiple copies of this proxy statement/prospectus. This process, which is commonly referred to in this proxy statement/prospectus as “householding,” potentially provides extra convenience for stockholders and cost savings for companies.

If, at any time, you no longer wish to participate in householding and would prefer to receive a separate copy of this proxy statement/prospectus, or if you are receiving multiple copies of this proxy statement/prospectus and wish to receive only one, please contact the Partnership at its address identified below. The Partnership will promptly deliver, upon oral or written request, a separate copy of this proxy statement/prospectus to any unitholder residing at an address to which only one copy was mailed. Requests for additional copies should be directed to:

Legacy Reserves LP

303 W. Wall Street, Suite 1800

Midland, Texas 79701

Attention: Investor Relations

Phone: (432) 698-5200

Email: IR@legacylp.com

THE CORPORATE REORGANIZATION

Overview

On March 23, 2018, New Legacy, Merger Sub, the Partnership and the Partnership GP entered into the Agreement and Plan of Merger (the “Initial Merger Agreement”), pursuant to which Merger Sub, a subsidiary of New Legacy, will merge with and into the Partnership, with the Partnership continuing as the surviving entity and a wholly owned subsidiary of New Legacy. Additionally, and concurrently with its entry into the Merger Agreement, New Legacy, the Partnership and the Partnership GP entered into a GP Purchase Agreement with the GP Seller and all of the current GP Members, pursuant to which New Legacy will purchase all of the GP Interests for an aggregate purchase price of $3.0 million in cash, following which New Legacy will be the sole member of the Partnership GP. On July 9, 2018, pursuant to the Settlement Agreement and certain comments received from the staff of the SEC, New Legacy, Merger Sub, the Partnership and the Partnership GP entered into the Merger Agreement, revising the Exchange Ratios and making additional changes as discussed below in “—Background of the Corporate Reorganization.”

Background of the Corporate Reorganization

The GP Board has, from time to time, reviewed and evaluated potential strategic alternatives with management of the Partnership (“Legacy management” or “management”), including possible acquisitions, business combinations and capital or debt offerings. In this context, the GP Board has discussed various strategic alternatives that could potentially complement, enhance or improve both the competitive strengths and strategic position of the Partnership. The GP Board has considered these alternatives in connection with its evaluation of the strategic goals and initiatives of the Partnership. From time to time, Legacy management also had informal discussions with advisors regarding potential strategic transactions and engaged in exploratory discussions and evaluations of the potential benefits of, and other considerations regarding, these transactions.

Since the fourth quarter of 2014, these evaluations and discussions have occurred in an environment of significant volatility with respect to the price of crude oil, natural gas, NGLs and condensate. In light of the prevailing commodity price volatility and significant commodity price declines, Legacy management believed it was important to focus on capital investment efficiency, increased cost management and preserving and improving the Partnership’s balance sheet which could better position the Partnership for the potential of an extended period of uncertain commodity prices.

Throughout 2015 and 2016, many upstream oil and gas companies filed for bankruptcy in order to reduce their debt burden and improve their capital structure. In connection with its evaluation of strategic alternatives, the Partnership considered whether an in-court restructuring process would maximize the value of the Partnership and engaged Kirkland & Ellis LLP (“Kirkland”). After careful examination of the Partnership’s projected liquidity, covenant compliance under its Revolving Credit Agreement, and the likelihood of obtaining future credit agreement amendments as compared to the cost to the Partnership of potential asset degradation, loss of key personnel and advisor expenses from a prolonged in-court proceeding, the Partnership and the GP Board concluded, with the advice of advisors, that an in-court restructuring was not the best course of action for the Partnership. The Partnership instead focused on improving its capital structure through debt repurchases and other liability management initiatives.

In February 2016, the Partnership pursued and received relief from certain of the covenants under the Revolving Credit Agreement, and also instituted a covenant further limiting the Partnership’s ability to pay cash distributions to limited partners unless more stringent leverage and liquidity tests were met. Following amendments to the Revolving Credit Agreement, the Partnership sold certain undeveloped Permian Basin assets in order to fund the repurchase of its Senior Notes at then-market prices, which were at significant discounts to par, and repaid a portion of the amount outstanding under its Revolving Credit Agreement.

On June 30, 2016, management engaged Jefferies LLC (“Jefferies”) to assist the Partnership in restructuring its balance sheet or otherwise raising capital to further reduce debt outstanding and continued working with Kirkland on these efforts. Through confidential meetings and numerous diligence sessions, certain potential investors provided feedback to management that they were not interested in investing in securities ranking pari passu or junior to the existing Senior Notes. Based on such feedback, management determined that the best course of action was to pursue a second lien term loan. Several bids were received and the Partnership determined that an offer from certain funds managed, advised or sub-advised by GSO Capital Partners LP and/or its affiliates (collectively, “GSO”) was the option that was most in the best interests of the Partnership. On October 25, 2016, the Partnership entered into the Term Loan Credit Agreement among the Partnership, Cortland Capital Market Services LLC, as administrative agent and second lien collateral agent, and GSO, providing for term loans up to an aggregate principal amount of $300.0 million, secured on a second lien priority basis by the same collateral securing the Partnership’s Credit Agreement. In connection with the Term Loan Credit Agreement, the Partnership GP expanded the size of its Board by one director and entered into a Director Nomination Agreement, allowing GSO to nominate one board member to the GP Board.

During the first half of 2017, the Partnership continued to meet with other various financial advisors and stakeholders and Kirkland regarding a potential out-of-court restructuring and other liability management options. In connection with these discussions, the Partnership also considered a potential comprehensive restructuring of the Partnership’s capital structure, including a transition from a partnership to a corporate entity. In March 2017, the Partnership discontinued working with Jefferies. On May 16, 2017, the GP Board determined that a conflict of interest may exist between the Partnership, its subsidiaries and the Partnership’s unaffiliated unitholders, on the one hand, and the Partnership GP and its members, on the other hand, in connection with any consideration payable to the members of the Partnership GP in connection with a comprehensive restructuring of the Partnership’s capital structure. The GP Board delegated authority to the Conflicts Committee of the GP Board (the “Conflicts Committee”) to review, evaluate, negotiate and make a recommendation to the GP Board with respect to any consideration that may be payable to the members of the Partnership GP in connection with a comprehensive restructuring of the Partnership’s capital structure. The GP Board also authorized the Conflicts Committee to select and engage its own financial and legal advisors, and the Conflicts Committee subsequently engaged Evercore Group L.L.C. (“Evercore”) as its financial advisor and Richards Layton & Finger, P.A. (“RLF”) as its legal counsel. In May and June of 2017, the Conflicts Committee had multiple meetings and, with the assistance of its advisors, began its evaluation of the amount that may be payable to the members of the Partnership GP in connection with a comprehensive restructuring of the Partnership’s capital structure in order to obtain their consent to a reorganization and remove their negative control rights.

In the summer of 2017, the Partnership met with lenders under the Revolving Credit Agreement to discuss an extension of maturity under the Revolving Credit Agreement. The lenders were unreceptive to any extension, indicating that such extension would require 100% consent from all lenders, as none of the lenders would be willing to increase their lending under the Revolving Credit Agreement so long as the Partnership was organized as a limited partnership.

In September 2017, the Partnership held meetings with an ad hoc group of noteholders, including Fir Tree Partners (“Fir Tree”). On October 3, 2017, the Partnership met with this group and their financial and legal advisors in New York City to discuss valuation of the Partnership and potential strategic alternatives related to the Partnership, including debt equitizations. An agreement could not be reached on the valuation and pro forma ownership that the equitizing noteholders would receive based on the noteholders’ valuation, and after consulting with Kirkland, a financial advisor and with the GP Board at the October 19, 2017 meeting of the GP Board, the Partnership shortly thereafter terminated discussions with the ad hoc group of noteholders.

Simultaneously with the discussions with the ad hoc committee of noteholders, the Partnership worked with Kirkland and the Partnership’s financial advisors to pursue an equity raise contingent on restructuring the Partnership into a corporate entity and the equitization of the Senior Notes held by such noteholders. A financial advisor, with input from the Partnership’s management, evaluated potential financing sources and approximately 15 financial institutions were contacted. The Partnership entered into confidentiality agreements with six of the financial institutions that were interested in additional information concerning a potential equity raise. The Partnership had meetings with five of these institutions and gave a presentation concerning the Partnership’s potential restructuring plans and provided access to a data room. Follow-up meetings with certain of these potential investors were held in October 2017, but the Partnership was unable to reach agreement on the valuation, pro forma ownership of the new investors and offering terms with any of these potential investors. Some of these potential investors specifically indicated that they had no interest in investing in the Partnership given the Partnership’s current capital structure and the market’s overall negative views on the upstream MLP space.

After these attempts to raise additional third-party capital did not succeed, the Partnership and Kirkland evaluated structures and alternatives to reorganize the Partnership that did not involve additional investments of capital into the Partnership. With the impending maturity of the Revolving Credit Facility on April 1, 2019 and a scheduled borrowing base redetermination on April 1, 2018, the Partnership’s management believed they had to present to the lenders under the Revolving Credit Facility a definitive plan to reorganize the Partnership in advance of this scheduled borrowing base redetermination.

In October and November 2017, as a result of these developments, the Partnership, with the advice of Kirkland, explored alternatives to reorganize the Partnership that ultimately would become the Corporate Reorganization. For example, the Partnership evaluated an “Up-C” reorganization, whereby certain limited partners would remain direct owners of the Partnership with a non-economic voting interest in New Legacy, exchangeable into a share of New Legacy common stock at a future date. The Up-C was determined to be too costly to maintain and resulted in an unnecessarily complicated organizational structure and share class. During this time, the Conflicts Committee held multiple meetings and, with the assistance of Evercore and RLF, re-started its evaluation of the amount that may be payable to the members of the Partnership GP in connection with a comprehensive restructuring of the Partnership’s capital structure in order to obtain their consent to a reorganization and remove their negative control rights.

On November 30, 2017, following discussions with Kirkland and management regarding potential structuring options to reorganize the Partnership into a corporation, the GP Board refined and re-affirmed the delegation of authority to the Conflicts Committee to review, evaluate, negotiate and to make a recommendation to the GP Board with respect to any consideration payable to the members of the Partnership GP in connection with a comprehensive restructuring of the Partnership’s capital structure.

Also on November 30, 2017, the Conflicts Committee held a meeting with Mr. Cary D. Brown, a representative of Moriah Properties, Ltd. (“Moriah Properties”), a member of the Partnership GP, who also serves as a Director of the Partnership GP. The Conflicts Committee presented Mr. Brown with an analysis of selected precedent general partner transactions and the value of the consideration paid in such transactions. At that time, no decisions were made or agreements reached as a result of the Conflicts Committee’s meetings with Mr. Brown.

On December 12, 2017, Fir Tree approached the Partnership to discuss a transaction involving Fir Tree selling to the Partnership its entire position in the Partnership’s Senior Notes. The parties then negotiated the terms of the transaction, with GSO participating in certain of the negotiations in order to purchase a portion of Fir Tree’s position in the Partnership’s Senior Notes directly from Fir Tree. On December 29, 2017, the GP Board held a meeting and approved the purchase of the Partnership’s Senior Notes held by Fir Tree and discussed potential next steps regarding the possibility of transitioning from a limited partnership to a corporation, equitization of the Preferred Units and other potential capital structure items. It was determined at that meeting to begin discussions with the lenders under the Revolving Credit Agreement relating to the potential reorganization of the Partnership to a corporation.

On December 31, 2017, the Partnership purchased approximately $187.1 million in principal amount of the Partnership’s 2021 Senior Notes from Fir Tree for an aggregate purchase price of approximately $132.1 million, which brought the Partnership’s total holdings of its 2021 Senior Notes above 50% of the total amount outstanding, and GSO completed its purchase of the Partnership’s 2020 Senior Notes from Fir Tree, collectively representing the entirety of Fir Tree’s holdings in the Partnership’s Senior Notes. Concurrently with this purchase, the Partnership entered into the Third Amendment to the Term Loan Credit Agreement, which, among other things, increased the maximum principal amount of the term loans to $400.0 million, which the Partnership utilized to fund the purchase of the 2021 Senior Notes bought from Fir Tree. In addition, the Partnership, the Partnership GP and GSO entered into a voting agreement with respect to their positions in the Partnership’s 2020 Senior Notes whereby the Partnership generally agreed to vote its position of such notes consistent with that of GSO. As noted below, GSO later waived the obligation of the Partnership to vote its position of such notes consistent with that of GSO in connection with the Consent Solicitation (as defined below). The Partnership also entered into a voting and standstill agreement with Fir Tree, restricting Fir Tree from acquiring additional securities of the Partnership and obligating Fir Tree to vote its units as recommended by the GP Board, subject to certain limitations.

On January 4, 2018, members of management met with the lenders under the Revolving Credit Agreement to provide an overview of the to-be-announced transactions with Fir Tree and GSO and to discuss, among other things, the Partnership’s plan to reorganize into a corporation and the effects such a reorganization would have on its capital structure and management’s belief that such a reorganization would positively impact the Partnership’s ability to pursue other strategic transactions, including equity raises and debt issuances. Because such a reorganization would be deemed a “Change of Control” under the Partnership Agreement and documentation governing the Partnership’s outstanding indebtedness, Legacy management discussed the need for a waiver under the Revolving Credit Agreement and the Term Loan Agreement and supplemental indentures to amend the terms of the Senior Notes. The lenders and a sufficient number of holders of Senior Notes expressed their support for such a transaction.

On February 14, 2018, members of management presented at a meeting of the GP Board what management considered to be definitive transaction steps that would be required in order to effectuate the Corporate Reorganization. Representatives of Kirkland were present at the meeting in order to discuss the potential transaction. The GP Board approved management beginning negotiations with the lenders under the Revolving Credit Agreement, GSO, the trustee under the Senior Notes, and the members of the Partnership GP in order to prepare definitive documentation required to complete the reorganization into a corporation.

On March 3, 2018, Moriah Properties entered into a membership interest purchase agreement (the “MIPA”) with the other members of the Partnership GP pursuant to which the other members of the Partnership GP agreed to sell all of their limited liability company interests in the Partnership GP to Moriah Properties immediately prior to the closing of the GP Purchase. Additionally, on March 23, 2018, Moriah Properties entered into an assignment agreement with the GP Seller, by which Moriah Properties has agreed to transfer to the GP Seller all of its limited liability company interests in the Partnership GP and its right to purchase the limited liability company interests in the Partnership GP under the MIPA.

Between March 3, 2018 and March 23, 2018, the Conflicts Committee (with assistance from its legal and financial advisors and, at the request of the Conflicts Committee, Legacy management) and Moriah Properties (with assistance from its legal and financial advisors) negotiated the consideration payable to the GP Seller, a subsidiary of Moriah Properties, and the other terms of the GP Purchase Agreement, including the indemnity and release provisions. As part of those negotiations, it was agreed that the aggregate consideration to be received by the GP Seller in exchange for all the outstanding limited liability company interests in Partnership GP would be $3.0 million in cash, plus payment of certain of GP Seller’s legal fees and $100,000 in advisor fees.

On March 5, 2018, RLF distributed to Baker Botts L.L.P. (“Baker Botts”), counsel to Moriah Properties and the GP Seller, an initial draft of the GP Purchase Agreement.

On March 7, 2018, a meeting of the GP Board was held, at which representatives of Kirkland were present. The GP Board met to consider the proposed Corporate Reorganization and gave interim approval to proceed, subject to (i) Special Approval by the Conflicts Committee of the payment to be made for the limited liability company interests of the Partnership GP, (ii) approval of the Corporate Reorganization by the members of the

Partnership GP and (iii) the waivers or amendments, as applicable, to the Revolving Credit Agreement, Term Loan Credit Agreement and indentures governing the Senior Notes.

On March 8, 2018, the Partnership approached the lenders under the Revolving Credit Agreement and GSO to negotiate the terms of any necessary waivers under the Revolving Credit Agreement and Term Loan Agreement, respectively. Over the next two weeks, the Partnership and the lenders under the Revolving Credit Agreement negotiated an amendment and waiver to the Revolving Credit Agreement, which permits (subject to certain conditions) the Merger and Corporate Reorganization and waives any impacts that could occur as a result of the Corporate Reorganization constituting a Change of Control thereunder. During the same period, the Partnership and GSO negotiated an amendment and waiver to the Term Loan Agreement which, in addition to permitting the Merger and Corporate Reorganizations (subject to certain conditions), waives any requirement to prepay the loans outstanding under the Term Loan Agreement using the Partnership’s Free Cash Flow (as defined in the Term Loan Agreement) or limit Capital Expenditures (as defined in the Term Loan Agreement) prior to March 31, 2019 and waives any impacts that could occur as a result of the Corporate Reorganization constituting a Change of Control thereunder. Both the amendment to the Revolving Credit Agreement and the amendment to the Term Loan Agreement were entered into on March 23, 2018.

The Partnership took steps to prepare for a consent solicitation to amend the indenture governing the 2020 Senior Notes (the “2020 Supplemental Indenture”) and the indenture governing the 2021 Senior Notes (the “2021 Supplemental Indenture”), in order to, among other things, amend the definition of “Change of Control” in each of the indentures governing the Senior Notes (the “Consent Solicitation”) so that the Corporate Reorganization will not trigger an event of default in respect of a “Change of Control” under each of those indentures. In connection with the amendment to the Term Loan Agreement, the Partnership and GSO discussed amending the voting agreement between the Partnership and GSO entered into in connection with the December 2017 purchase of Fir Tree’s position in Legacy’s Senior Notes, and on March 23, 2018, GSO waived the obligation of the Partnership to vote its position of such notes consistent with that of GSO in connection with the Consent Solicitation and GSO agreed to vote its position in the 2020 Notes in favor of the proposed 2020 Supplemental Indenture.

On March 9, 2018, RLF distributed to Baker Botts an initial draft of the Third Amendment to the Amended and Restated Limited Liability Company Agreement of the Partnership GP (the “Third Amendment”). Over the following two weeks, the parties to the GP Purchase Agreement (each with assistance from its respective legal counsel, Kirkland, RLF and Baker Botts) completed negotiations of the definitive documentation necessary to effect the GP Purchase.

On March 23, 2018, (i) the Conflicts Committee unanimously approved the terms of the GP Purchase Agreement and the Third Amendment by written consent, and determined that they were fair and reasonable to, and in the best interests of, the Partnership, its subsidiaries and the unitholders (other than the Partnership GP and its affiliates); (ii) the GP Board unanimously approved, among other things, the GP Purchase Agreement and the Agreement and Plan of Merger, by and among the Partnership, New Legacy, Merger Sub and Partnership GP (the “Initial Merger Agreement”) and determined that they were fair and reasonable to, and in the best interests of, the Partnership, its subsidiaries and the unitholders (other than the Partnership GP and its affiliates); (iii) the members of the Partnership GP provided their consent to the entry by the Partnership into the Initial Merger Agreement and executed the Third Amendment; and (iv) the GP Purchase Agreement and the Initial Merger Agreement were each executed by the parties thereto.

On the morning of March 26, 2018, the Partnership issued a press release announcing the commencement of the Consent Solicitation, the Merger and the Corporate Reorganization.

On April 2, 2018, the Partnership issued a press release announcing the results of the Consent Solicitation and the execution of the 2020 Supplemental Indenture and 2021 Supplemental Indenture.

Following a conversation with the staff of the SEC on May 31, 2018, the Partnership determined that certain provisions of New Legacy’s amended and restated certificate of incorporation and bylaws attached as exhibits to the Initial Merger Agreement were the types of provisions on which the Partnership’s unitholders could reasonably be expected to wish to express a view separate from their views on the approval of the Merger Agreement.

In addition, on June 22, 2018, the Partnership, New Legacy, the Partnership GP and the plaintiff in the Doppelt Action reached an agreement to settle the Doppelt Action. On June 22, 2018, the majority lenders under the Term Loan Credit Agreement consented to the terms of the Settlement Agreement, and on June 24, 2018, the administrative agent for the Revolving Credit Agreement consented to the terms of the Settlement Agreement.

On July 6, 2018, the parties submitted the Settlement Agreement to the court. The Settlement Agreement, if approved by the court, will grant holders of Series A Preferred Units and Series B Preferred Units approximately 10,730,000 shares of common stock in New Legacy in addition to the approximately 16,913,592 shares those holders would collectively receive pursuant to the exchange ratios that were included in the Initial Merger Agreement. See “The Corporate Reorganization—Pending Litigation.”

As a result of the Settlement Agreement and the comments received from the SEC, between May 31, 2018 and July 9, 2018, the Partnership revised the Initial Merger Agreement for the purpose of making the following changes:

•	Section 3.01(d) of the Initial Merger Agreement – to revise the conversion ratio for the Series A Preferred Units in accordance with the Settlement Agreement;

•	Section 3.01(e) of the Initial Merger Agreement – to revise the conversion ratio for the Series B Preferred Units in accordance with the Settlement Agreement;

•	Section 3.03 of the Initial Merger Agreement – to clarify that phantom units that settle in Units are included in the definition of “Restricted Unit”;

•

Exhibit A (the Form of Amended and Restated Certificate of Incorporation of New Legacy) – to note where modifications will need to be made based on the outcome of the Board Classification Proposal and to remove Section 10.3 (the exclusive forum provision);

•	Exhibit B (the Form of Amended and Restated Bylaws of New Legacy) – to note where modifications will need to be made based on the outcome of the Board Classification Proposal;

•

Exhibit C (New Legacy’s Board of Directors following the consummation of the Corporate Reorganization) – to note that if the Board Classification Proposal is not approved, the six members noted on Exhibit C will serve as the New Legacy Board in a single class that is elected annually; and

•

Exhibit D (New Legacy’s officers following the consummation of the Corporate Reorganization) – to include additional officer appointments that have occurred since the execution of the Initial Merger Agreement.

On July 5, 2018 the GP Board unanimously approved, among other things, the Merger Agreement and determined that it was fair and reasonable to, and in the best interests of, the Partnership, its subsidiaries and the unitholders. On July 9, 2018 the Merger Agreement was executed by the parties thereto.

Recommendation of the GP Board and Reasons for the Corporate Reorganization

The Conflicts Committee has unanimously determined that the GP Purchase Agreement is fair and reasonable to, and in the best interests of, the Partnership, its subsidiaries and the unitholders (other than the Partnership GP and its affiliates); provided Special Approval (as defined in both the GP LLC Agreement and the Partnership Agreement); and recommended that the GP Board approve the GP Purchase Agreement. The GP Board (acting based upon the Special Approval of the Conflicts Committee) has unanimously determined that the

GP Purchase Agreement is advisable, fair to and in the best interests of the Partnership, its subsidiaries and the unitholders (other than the Partnership GP and its affiliates). The GP Board has also determined that the Merger is advisable, fair to and in the best interests of the Partnership and the unitholders; approved the Merger Agreement and the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby; and resolved to submit the Merger Agreement to a vote of the unitholders and recommend approval of the Merger Agreement by the unitholders. Accordingly, the GP Board unanimously recommends that the unitholders vote FOR the approval of the Merger Agreement and the Merger.

In reaching its determinations and recommendations described above, the GP Board consulted with the Partnership’s senior management and outside legal counsel. These consultations included discussions regarding the Partnership’s strategic business plan, the Partnership’s past and current business operations and financial condition and performance, the Partnership’s future prospects, other potential strategic alternatives that may be available to the Partnership and the potential Corporate Reorganization. The GP Board considered a number of substantive factors, both positive and negative, and potential benefits and detriments of the Corporate Reorganization to the Partnership and the unitholders. Certain material factors considered by the GP Board, in addition to the matters described above under “—Background of the Corporate Reorganization,” are summarized below (which are not listed in any relative order of importance).

Expected Benefits of the Corporate Reorganization

In determining that the Merger and the Merger Agreement are advisable, fair to and in the best interests of the Partnership, its subsidiaries and the unitholders, and in reaching its decision to approve the Merger Agreement and the Merger, the GP Board considered a variety of factors that it believed weighed favorably toward the Corporate Reorganization, including the following material factors:

Allows entrance into the more supportive corporate sector. Following widespread bankruptcy filings and the destruction of nearly all of the collective equity value of the Partnership’s upstream MLP peers, the GP Board believes that investor confidence in the upstream MLP sector has eroded. The GP Board believes that the Partnership’s assets and growth development plan are no longer best suited for the yield-based MLP sector.

Simplifies governance structure and enhances fiduciary duties benefiting equityholders. In connection with the Corporate Reorganization, the members of the Partnership GP will relinquish their negative control rights, resulting in New Legacy having a customary corporate governance model, with New Legacy’s directors and officers subject to corporate fiduciary duties. The GP Board believes that this simplified governance structure and enhanced fiduciary duties will benefit the unitholders of the Partnership and, following the consummation of the Corporate Reorganization, the stockholders of New Legacy.

Better aligns the Partnership’s corporate structure with its business model. Through the Partnership’s horizontal Permian development efforts, the Partnership has been transitioning its business model to reinvest its cash flow into the business in order to grow its asset base. The GP Board believes that the transition away from a yield-based structure will give New Legacy more options and better align it with its Permian-focused corporate peers.

Allows for access to lower cost of capital to fund future growth and an improved credit profile. The GP Board believes that the transition to a corporate entity should increase New Legacy’s access to, and lower the cost of, capital through an expanded field of investors, as many investors are unwilling or unable to invest in pass-through entities. The GP Board believes that such improvements will enhance New Legacy’s ability to fund greater growth efforts and address its credit profile, including its liquidity.

Other Material Factors Considered

During the course of its deliberations relating to the Corporate Reorganization, the GP Board considered the following factors in addition to the benefits described above:

•

Because of the Partnership’s current credit profile and status as a master limited partnership, the lenders under the Revolving Credit Agreement and Term Loan Credit Agreement have expressed an unwillingness to provide additional liquidity or restructure the Revolving Credit Agreement or Term Loan Credit Agreement unless the Corporate Reorganization occurred. A number of alternatives were discussed with the administrative agent for the Revolving Credit Agreement and lenders under the Term Loan Credit Agreement and all parties indicated support of the Corporate Reorganization over potential alternatives.

•	The terms and conditions of the Merger Agreement, including:

•

provisions allowing the GP Board to withdraw or change its recommendation of the Merger Agreement and the Merger if it makes a good faith determination that a change or withdrawal is necessary in order to comply with its fiduciary duties, subject to providing the other parties with advance notice; and

•	the fact that the representations and warranties of the Partnership do not survive the consummation of the Corporate Reorganization.

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The Merger Agreement and the Merger are subject to the approval of the unitholders such that the unitholders are free to reject the Corporate Reorganization if a superior proposal is made or for any other reason.

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The ability under the Partnership Agreement and GP LLC Agreement to reorganize the Partnership and Partnership GP in such a way as to remove the negative control rights of the members of the Partnership GP.

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The Standstill and Voting Agreement entered into prior to the execution of the Merger Agreement, pursuant to which the Fir Tree Parties, representing approximately 4.7% of the outstanding units, agreed, subject to certain limitations, to vote in favor of the approval and adoption of the Merger Agreement and the Merger.

•

The GP Purchase Agreement entered into concurrently with the execution of the Initial Merger Agreement, which contains a voting covenant obligating each of the holders of limited liability company interests in the Partnership GP and its affiliates, representing approximately 13.4% of the outstanding units, to vote in favor of the approval and adoption of the Merger Agreement and the Merger.

•

The ability of the Partnership to vote its holdings of its Senior Notes in favor of amendments to allow for the Corporate Reorganization and amendments such that the Corporate Reorganization will not constitute a Change in Control thereunder.

•

The ability to obtain waivers under the Revolving Credit Agreement and Term Loan Credit Agreement to allow for the Corporate Reorganization and waive any impacts that could occur as a result of the Corporate Reorganization constituting a Change of Control thereunder.

•	The terms of New Legacy’s amended and restated certificate of incorporation and bylaws that will be in effect upon consummation of the Corporate Reorganization.

•	The Settlement Agreement and the avoidance of the costs, disruption, delay and distraction of continued litigation.

The GP Board weighed these advantages and opportunities against a number of other factors identified in its deliberations weighing negatively against the Corporate Reorganization, including:

•

the possible disruption to the Partnership’s business that may result from the Corporate Reorganization and the resulting distraction of the attention of the Partnership’s management, as well as the costs and expenses associated with completing the Corporate Reorganization;

•	the possibility that the Corporate Reorganization might not be consummated despite the parties’ efforts or that the closing of the Corporate Reorganization might be unduly delayed; and

•	the risks of the type and nature described under “Risk Factors” and the matters described under “Cautionary Statement Regarding Forward-Looking Statements.”

After consideration of these material factors, the GP Board determined that these risks could be mitigated or managed by the Partnership or, following the Corporate Reorganization, by New Legacy, were reasonably acceptable under the circumstances or, in light of the anticipated benefits overall, were significantly outweighed by the potential benefits of the Corporate Reorganization.

The Partnership GP and the GP Board have not, including, without limitation, in making the determinations set forth above, assumed any obligations to the Partnership or its limited partners (whether fiduciary, contractual, implied, or otherwise) other than obligations that may exist in the Partnership Agreement. Under the Partnership Agreement, whenever the Partnership GP makes a determination or takes any other action, in its capacity as the general partner of the Partnership, the Partnership GP must make such determination or take such other action in good faith and is not subject to any other or different standard under applicable law (other than the implied contractual covenant of good faith and fair dealing). In order for a determination or other action to be in “good faith” for purposes of the Partnership Agreement, the Partnership GP must believe that the determination or other action is in the best interests of the Partnership. Nothing in this proxy statement/prospectus or the actions or determinations of the Partnership GP or the GP Board described in this proxy statement/prospectus should be read to mean that the Partnership GP or the GP Board assumed any obligations to the Partnership or its limited partners (whether fiduciary, contractual, implied, or otherwise) other than obligations that may exist in the Partnership Agreement. See “Where You Can Find More Information” on page 197.

This discussion of the information and factors considered by the GP Board in making its decision is not intended to be exhaustive but rather reflects certain material factors considered by the GP Board. In view of the wide variety of factors considered in connection with its respective evaluation of the Corporate Reorganization and the complexity of these matters, the Conflicts Committee and the GP Board did not find it useful to, and did not attempt to, quantify, rank or otherwise assign relative weights to these factors. In addition, individual members of the GP Board may have given different weight to different factors.

The GP Board realized that there can be no assurance about future results, including results considered or expected as described in the factors listed above. It should be noted that this explanation of the reasoning of the GP Board and all other information presented in this section are forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “Cautionary Statement Regarding Forward-Looking Statements.”

The GP Board has unanimously recommended that the unitholders vote FOR the Merger Proposal.

No Appraisal Rights

The limited partners are not entitled to appraisal rights in connection with the Merger under applicable law or contractual appraisal rights under the Partnership Agreement or the Merger Agreement.

Antitrust and Regulatory Matters

The Partnership and New Legacy have determined that the Corporate Reorganization is not subject to the requirements of the HSR Act, and no other governmental consents are required.

Listing of New Legacy Common Stock

It is a condition to the consummation of the Merger that the common stock issuable in the Merger be approved for listing on a national securities exchange, subject to official notice of issuance. The common stock is expected to trade on NASDAQ under the symbol “LGCY.”

Deregistration and Delisting of the Units

Upon consummation of the Merger, the units currently listed on NASDAQ will cease to be listed on NASDAQ and will be subsequently deregistered under the Exchange Act. The former unitholders and Preferred Unitholders will become stockholders of New Legacy, and their rights as stockholders will be governed by Delaware law and by New Legacy’s amended and restated certificate of incorporation and bylaws that will be in effect upon consummation of the Corporate Reorganization. The Partnership intends to cease filing periodic reports pursuant to the Exchange Act with the SEC following deregistration of its limited partner interests, pursuant to securities laws requirements, with New Legacy becoming the successor registrant.

Accounting Treatment of the Merger

The Merger will be accounted for as an equity transaction among the owners of New Legacy using historical cost accounting with no gain or loss being recognized.

Pending Litigation

On March 28, 2018, a holder of the Preferred Units (“Doppelt”) filed a putative class action challenging the Merger against the Partnership, the Partnership GP and New Legacy. This lawsuit is styled Doppelt v. Legacy Reserves LP, and Legacy Reserves GP, LLC, and Legacy Reserves Inc., Case No. 2018-0225, in the Court of Chancery of the State of Delaware (the “Court”) (the “Doppelt Action”). On April 4, 2018, a motion to expedite was filed in connection with the Doppelt Action, by which Doppelt sought a hearing on a motion for a preliminary injunction prior to the close of the Merger and requested that the Court set an expedited discovery schedule prior to any such hearing. Doppelt also filed a lawsuit against the Partnership and the Partnership GP in 2017 for breach of the Partnership Agreement based on the treatment of the accrued but unpaid preferred distributions as “guaranteed payments” for tax purposes. The initial complaint in the Doppelt Action contained two causes of action challenging the Merger, including breach of the Partnership Agreement and breach of the implied covenant of good faith and fair dealing. Based on these allegations, Doppelt sought injunctive relief prohibiting consummation of the Merger or, in the event the Merger is consummated, rescission or rescissory damages, as well as reasonable attorneys’ and experts’ fees and expenses.

A second, similar lawsuit was filed on April 3, 2018. This lawsuit was filed by a holder of the Partnership’s Preferred Units (“Chammah Ventures”) and is styled Chammah Ventures, LLC, v. Legacy Reserves LP, Legacy Reserves GP, LLC, and Legacy Reserves Inc., Case No. 2018-0242, in the Court (the “Chammah Ventures Action”). The Chammah Ventures Action contained the same causes of action and sought substantially the same relief as the Doppelt Action.

On April 13, 2018, the Court issued an order consolidating the Doppelt Action and Chammah Ventures Action and appointing the plaintiff in the Doppelt Action as lead plaintiff and his counsel as lead counsel for the putative class action styled In re Legacy Reserves LP Preferred Unitholder Litigation, Case No. 2018-0225-JTL (the “Consolidated Action”). On April 13, 2018, the Court also granted the motion to expedite the Consolidated Action. On April 23, 2018, Doppelt filed an amended complaint, adding an additional count for breach of the Partnership Agreement. A hearing on Doppelt’s motion for a preliminary injunction and the Partnership’s motion to dismiss occurred on June 4, 2018.

On June 22, 2018, the Partnership, New Legacy, the Partnership GP and Doppelt reached an agreement in principle to settle the Consolidated Action. The parties submitted a stipulation and agreement of settlement to the Court on July 6, 2018 (the “Settlement Agreement”) and, on July 11, 2018, the Court entered a scheduling order for consideration of the Settlement Agreement (the “Scheduling Order”). The Scheduling Order sets September 12, 2018 as the date for the hearing at which the Court will consider (i) the fairness of the Settlement Agreement; (ii) whether a judgment should be entered dismissing the Consolidated Action with prejudice; (iii) the plaintiff’s counsel’s application for fees and expenses; and (iv) any objections to the Settlement Agreement. The Settlement Agreement, if approved by the Court, will grant holders of Series A Preferred Units and Series B Preferred Units approximately 10,730,000 shares of common stock in New Legacy in addition to the approximately 16,913,592 shares those holders would collectively receive pursuant to the exchange ratios that were included in the Initial Merger Agreement. In exchange, the class of Preferred Unitholders (dating back to January 21, 2016 through the consummation of the Merger) have agreed to release the Partnership, the Partnership GP and New Legacy, and the other Released Parties, from liability for any claims related to or arising out of the rights inhering to the Preferred Units (subject to limited exceptions related to tax liabilities), including all claims brought in the Consolidated Action. As part of the Settlement Agreement, the Doppelt Tax Action will be dismissed. Each of the administrative agent for the Revolving Credit Agreement and the majority lenders under the Term Loan Credit Agreement have consented to the terms of the Settlement Agreement, as required pursuant to the terms of the Revolving Credit Agreement and the Term Loan Credit Agreement, respectively.

A third putative class action lawsuit challenging the Merger was filed against the Partnership, the Partnership GP, New Legacy and Merger Sub on April 27, 2018 by Patrick Irish in the District Court in Midland County, Texas (the “Irish Action”). The Irish Action contains the same general causes of action as the initial complaint filed in the Doppelt Action and the Chammah Ventures Action and seeks the same relief. The Partnership, the Partnership GP, New Legacy and the plaintiff’s counsel in the Consolidated Action have agreed to coordinate efforts to obtain a dismissal of the Irish Action following the consummation of the Merger.

The Partnership and New Legacy cannot predict the outcome of these or any other lawsuits that might be filed subsequent to the date of the filing of this proxy statement/prospectus, nor can the Partnership or New Legacy predict the amount of time and expense that will be required to resolve such litigation.

Interests of Certain Persons in the Merger

In considering the recommendations of the GP Board, unitholders should be aware that some of the executive officers and directors of the Partnership GP have interests in the Corporate Reorganization that may differ from, or may be in addition to, the interests of unitholders generally. These interests include:

•

Certain indemnification arrangements and insurance policies for directors and officers of the Partnership GP and New Legacy will be continued for six years if the Corporate Reorganization is completed.

•

Pursuant to the Merger Agreement and the approval of the GP Board, and as more fully described under “The Merger Agreement—Treatment of the Partnership Equity Awards,” the outstanding incentive equity awards of each executive officer of the Partnership GP (as well as any such awards held by employees of the Partnership) will fully vest or become exercisable in full, as the case may be.

•	Nearly all of the directors and executive officers of the Partnership GP beneficially own units and will receive the applicable Merger Consideration upon consummation of the Corporate Reorganization.

•

All of the officers of Legacy GP have been offered continued employment with New Legacy after the effective time of the Corporate Reorganization and new employment agreements have been approved by the GP Board and are anticipated to be entered into upon the closing of the Corporate Reorganization.

•	Certain of the officers of the Partnership GP are expected to receive grants under the New Legacy LTIP (subject to its approval) in connection with the Corporate Reorganization.

Continuing Board and Management Positions

If the Board Classification Proposal is approved by the unitholders, upon consummation of the Corporate Reorganization, the New Legacy Board will consist of six directors, one of whom will be designated by GSO (D. Dwight Scott), divided into three classes. The members of each class will serve staggered, three-year terms (other than with respect to the initial terms of the Class I and Class II directors, which will be one and two years, respectively). Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual meeting of stockholders in the year in which their term expires. Following the completion of this offering:

•	Paul T. Horne and Cary D. Brown will be Class I directors, whose initial terms will expire at the 2019 annual meeting of stockholders;

•	D. Dwight Scott and William R. Granberry will be Class II directors, whose initial terms will expire at the 2020 annual meeting of stockholders; and

•	G. Larry Lawrence and Kyle D. Vann will be a Class III directors, whose initial terms will expire at the 2021 annual meeting of stockholders.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors of New Legacy. This classification of the New Legacy Board may have the effect of delaying or preventing changes in control. Mr. Horne will be the chairman of the New Legacy Board unless he is not able or willing to serve as a director at the time of the consummation of the Corporate Reorganization, in which case the New Legacy Board will elect a chairman.

If any of the designees to the New Legacy Board identified above are not able or willing to serve as a director at the time of the consummation of the Corporate Reorganization, the party that designated such designee will determine a replacement. After the consummation of the Corporate Reorganization, each director of New Legacy will serve as a director until such person’s successor is elected or, if earlier, until such director dies, resigns or is removed in accordance with New Legacy’s organizational documents and applicable law.

The designees to the New Legacy Board identified above have indicated that they intend to vote all units held by them or over which they have control in favor of approval and adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement.

If the Board Classification Proposal is not approved by the unitholders, the New Legacy Board will consist of a single class of six directors of the individuals identified above, each of whom will serve until the next annual meeting of stockholders and until his or her successor has been duly elected and qualified.

The Partnership and New Legacy expect that that the existing management team will stay in place after the Corporate Reorganization. For information regarding the people expected to be officers of New Legacy upon the consummation of the Corporate Reorganization, see “Management of the Partnership.”

Indemnification; Directors’ and Officers’ Insurance

The Merger Agreement generally provides that, for a period of six years following the Merger, New Legacy will indemnify, defend, and hold harmless all current and former directors, officers, and employees of the Partnership against costs and expenses, judgments, fines, losses, claims, damages, and liabilities incurred in connection with any claim, action, suit, proceeding, or investigation arising out of matters existing or occurring prior to the effective time of the Merger and based on the fact that such individuals were directors, officers, or employees of the Partnership (or were serving at the request of the Partnership as a director, officer, employee, agent, trustee, or partner of another corporation, partnership, trust, joint venture, employee benefit plan, or other entity), to the fullest extent these individuals would have been entitled to be indemnified, defended, and held harmless under applicable law and the charters and bylaws of the Partnership GP and the agreement of limited partnership of the Partnership as in effect as of the effective time of the Merger.

The Merger Agreement requires New Legacy to maintain in effect for six years following the effective time of the Merger, directors’ and officers’ liability insurance policies covering acts or omissions occurring at or prior to the effective time of the Merger providing at least the same coverage and amounts and containing terms and conditions that are not less advantageous than currently provided for by the Partnership’s existing directors’ and officers’ liability insurance with respect to claims against those individuals covered by such existing policies arising from facts or events that occurred at or prior to the consummation of the Merger.

No Severance Payments

No executive officer of the Partnership or New Legacy is entitled to or will receive any severance payments in connection with the Corporate Reorganization.

Treatment of the Partnership Equity Awards

Pursuant to the Merger Agreement and the approval of the GP Board, for each named executive officer of the Partnership GP and for all of the employees of the Partnership, each award previously granted pursuant to the Partnership LTIP, held by such person that is outstanding and unvested immediately prior to the effective time of the Corporate Reorganization will, automatically and without any action on the part of the holder, fully vest or become exercisable in full, as the case may be and shall be settled in accordance with each award’s applicable award agreement provided that to the extent the aggregate amount of the aggregate award merger cashout exceeds $30 million, it is anticipated that certain executives including our named executive officers will, in lieu of cash, receive a proportionate amount of such excess in the form of vested shares of Legacy Reserve Inc.’s common stock, pursuant to the terms of the New Legacy LTIP. In addition, certain or all such executives may elect, subject to approval by the compensation committee of the Partnership GP, to take a greater portion of his or her vesting award under the Partnership LTIP in the form of shares of New Legacy as opposed to cash. Lastly, all amounts previously credited to the named executive officers as distribution equivalent rights under awards granted pursuant to the Partnership LTIP shall continue to remain so credited and payable on the same payment date set forth in the respective award agreements, subject to the same time-based vesting schedule previously included in the award, but without application of any performance factor.

The Partnership Awards. Each outstanding award granted pursuant to the Partnership LTIP (the “Partnership Awards”) will fully vest or become exercisable in full, as the case may be. As of the date of this proxy statement/prospectus, the Partnership’s named executive officers held the following numbers of outstanding Partnership Awards (expressed in number of units underlying such awards):

Title	Phantom Units Settled in Units	Phantom Units Settled in Cash	Total Outstanding Phantom Units
Paul T. Horne	563,551	2,461,963	3,025,514
James Daniel Westcott	301,648	1,315,940	1,617,588
Kyle M. Hammond	360,866	1,121,174	1,482,040
Kyle A. McGraw	176,957	791,881	968,838
Dan G. LeRoy	66,488	289,674	356,162
Micah C. Foster	54,605	237,330	291,935

New Legacy LTIP Awards

In connection with the Corporate Reorganization, the GP Board approved, pursuant to resolutions adopted by the Compensation Committee of the GP Board, the following initial grants of restricted stock units (the “2018 RSUs”) to the named officers below under the New Legacy LTIP, denoted in common stock, in connection with, and upon consummation of, the Corporate Reorganization.

Name	Position with New Legacy	2018 RSUs
Paul T. Horne	Chairman of the Board of Directors and Chief Executive Officer	760,563
James Daniel Westcott	President and Chief Financial Officer	2,112,676
Kyle M. Hammond	Executive Vice President and Chief Operating Officer	1,267,606
Kyle A. McGraw	Executive Vice President and Chief Development Officer	187,324
Dan G. LeRoy	Vice President, General Counsel and Secretary	135,211
Micah C. Foster	Chief Accounting Officer and Controller	223,944

The 2018 RSUs vest 25% on March 1, 2020, 25% on March 1, 2021 and 50% on March 1, 2022 subject to continued employment on each vesting date. In the event a 2018 RSU holder’s employment by New Legacy is terminated by New Legacy without “cause” or such RSU holder resigns for “good reason,” in each case, within twelve (12) months after a “change in control” (as such terms are defined in the New Legacy LTIP), 100% of the total 2018 RSUs will vest immediately.

Quantification of Potential Payments to Named Executive Officers in Connection with the Corporate Reorganization

The information set forth below is required by Item 402(t) of Regulation S-K regarding compensation that is based on or otherwise relates to the Corporate Reorganization that the Partnership’s current named executive officers could receive in connection with the Corporate Reorganization. Information being reported with respect to the Partnership’s current named executive officers describes the payments provided for under the outstanding performance units that will fully vest or become exercisable in full, as the case may be. The amounts in the table below were calculated using the following assumptions: (i) the consummation of the Corporate Reorganization occurred on September 1, 2018, (ii) the price per share is $4.66, which was the average closing market price of units over the five business days following the first public announcement of the Corporate Reorganization (the “Average Closing Price”), (iii) the employment of each of the Partnership’s named executive officers will continue until the vesting date under each converted award, and (iv) certain other assumptions as specified in the footnotes to the table below have been made. Some of the assumptions used in the table below are based upon information not currently available and, as a result, the actual amounts to be received by any of the individuals below may differ from the amounts set forth below.

Name	Cash ($)(1)	Stock ($)(2)	Total ($)
Paul T. Horne	11,097,748	2,626,147	13,723,895
James Daniel Westcott	5,832,280	1,405,680	7,237,960
Kyle M. Hammond	4,924,671	1,681,635	6,606,306
Kyle A. McGraw	3,540,165	824,620	4,364,785
Dan G. LeRoy	1,274,881	309,834	1,584,715
Micah C. Foster	1,030,958	254,459	1,285,417

(1)

The amounts shown in this column represent the number of phantom units which are held by such person that will be outstanding and unvested immediately prior to the effective time of the Corporate Reorganization and will, automatically and without any action on the part of the holder, fully vest or become exercisable in full, as the case may be and shall be settled in cash. These amounts were calculated by multiplying the number of phantom units which will settle in cash by the Average Closing Price. These amounts were reduced by the 2016 quarterly cash retention bonuses paid to the Partnership’s executive officers as stipulated in the 2016 equity-based incentive compensation agreements. Such amounts were as follows: $375,000 for Mr. Horne, $300,000 for Messrs. Hammond and Westcott, $150,000 for Mr. McGraw and $75,000 for Messrs. LeRoy and Foster. The actual amount of cash to be paid on account of the phantom units to be settled in cash will be determined based on the closing market price of units on the date the Corporate Reorganization is consummated.
(2)

The amounts shown in this column represent the number of phantom units which are held by such person that will be outstanding and unvested immediately prior to the effective time of the Corporate Reorganization and will, automatically and without any action on the part of the holder, fully vest or become exercisable in full, as the case may be and shall be settled in units and converted to stock of New Legacy pursuant to the terms of the Merger Agreement. These amounts were calculated by multiplying the number of phantom units which will settle in units by the Average Closing Price.

In addition, Mr. Horne is the president of H2K Holdings, Ltd., and Mr. McGraw is the president of Brothers Production Company, Inc., which is the general partner of Brothers Production Properties, Ltd., Brothers Operating Company, Inc., and Wanda J. McGraw Management, LLC, which is the general partner of J&W McGraw Properties, Ltd. J&W McGraw Properties, Ltd., Brothers Production Properties, Ltd., Brothers Production Company, Inc., Brothers Operating Company, Inc. (collectively, the “Brothers Company Members”) and H2K Holdings, Ltd. are currently members of the Partnership GP. Each of the Brothers Company Members and H2K Holdings, Ltd. are party to the MIPA with DAB Resources, Ltd. and Moriah Properties, whereby the other members of the Partnership GP have agreed to sell all of their GP Interests to Moriah Properties immediately prior to the consummation of the GP Purchase. Upon the consummation of the Corporate Reorganization, the Brothers Company Members will receive an aggregate of $364,100 for their GP Interests and H2K Holdings, Ltd. will receive $5,200 for its GP Interests.

Security Ownership of Directors and Executive Officers

Nearly all of the directors and executive officers of the Partnership GP beneficially own units and will receive the applicable Merger Consideration upon consummation of the Corporate Reorganization. The following table sets forth the beneficial ownership of the directors and executive officers of the Partnership GP in (i) units prior to the Corporate Reorganization and (ii) common stock after giving effect to the Corporate Reorganization, in each case as of June 30, 2018.

Name of Beneficial Owner	Common Units(a)(g)	Percentage of Common Units Outstanding	Shares after the Corporate Reorganization	Percentage of Shares Outstanding after the Corporate Reorganization
Cary D. Brown(b)	3,915,131	5.1%	3,915,131	3.6%
Dale A. Brown(c)	3,098,302	4.0%	3,098,302	2.9%
Kyle A. McGraw(d)	1,072,604	1.4%	1,439,378	1.3%
Kyle M. Hammond(e)	189,530	*	815,623	*
Paul T. Horne(f)	192,000	*	1,349,368	1.3%
Kyle D. Vann	204,726	*	204,726	*
James Daniel Westcott	102,440	*	717,484	*
William R. Granberry	144,309	*	144,309	*
William D. Sullivan	138,217	*	138,217	*
G. Larry Lawrence	126,226	*	126,226	*
Micah C. Foster	23,832	*	134,118	*
Dan G. LeRoy	24,639	*	159,754	*
D. Dwight Scott	—	*	—	*

All directors and executive officers of the Partnership GP and New Legacy as a group (13 persons)	8,825,129	7.1%	11,835,809	10.2%

*	Percentage of units beneficially owned does not exceed 1%.
(a)

Does not include grants of 1,436,373 phantom units to Kyle A. McGraw, grants of 2,088,240 phantom units to Kyle M. Hammond, grants of 4,536,472 phantom units to Paul T. Horne, grants of 2,427,029 phantom units to James Daniel Westcott, grants of 534,717 phantom units to Dan G. LeRoy and grants of 438,784 phantom units to Micah C. Foster.

(b)

Includes Mr. C. Brown’s pecuniary interest in 406,827 units held by DAB Family Properties, Ltd., an entity partially owned by Brown Heirs 2012 Trust, of which Mr. C. Brown is a beneficiary; includes 3,199,738 units held by Cary and Jill Brown Family Partners Ltd.

(c)	Mr. D. Brown is deemed to beneficially own 2,440,961 units held by DAB Family Properties, Ltd.; and 542,281 units held by DAB Resources, Ltd. Mr. D. Brown directly owns 109,050 units.
(d)	Mr. McGraw is deemed to beneficially own the 1,020,060 units held by Kyle A. McGraw Family Holdings, Ltd.
(e)	Mr. Hammond is deemed to beneficially own the 52,300 units held by SDH Trust.
(f)	Mr. Horne is deemed to beneficially own the 121,684 units held by H2K Holdings, Ltd.
(g)	Includes the 110,000 unvested restricted units granted to Mr. Hammond.

THE MERGER AGREEMENT

The following describes the material provisions of the Merger Agreement, which is attached as Annex A and incorporated by reference herein. The description in this section and elsewhere in this proxy statement/prospectus is qualified in its entirety by reference to the Merger Agreement. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. The Partnership and New Legacy encourage you to read carefully the Merger Agreement in its entirety before making any decisions regarding the Merger as it is the legal document governing the Merger.

The Merger Agreement and this summary of its terms have been included to provide you with information regarding the terms of the Merger Agreement.

Factual disclosures about the Partnership or New Legacy or any of their respective subsidiaries or affiliates contained in this proxy statement/prospectus or their respective public reports filed with the SEC may supplement, update or modify the factual disclosures about the Partnership or New Legacy or their respective subsidiaries or affiliates contained in the Merger Agreement and described in these summaries. The representations, warranties and covenants made in the Merger Agreement by the Partnership and New Legacy, as applicable, were qualified and subject to important limitations agreed to by the Partnership and New Legacy, respectively, in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders or unitholders and reports and documents filed with the SEC. For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone.

The Merger

Subject to the terms and conditions of the Merger Agreement and in accordance with Delaware law, at the effective time of the Merger, Merger Sub, a subsidiary of New Legacy, will merge with and into the Partnership, with the Partnership continuing as the surviving entity and a wholly owned subsidiary of New Legacy.

Effective Time; Closing

The effective time of the Merger will occur at such time as the Partnership and New Legacy cause a certificate of merger to be duly filed with the Secretary of State of the State of Delaware or at such later date or time as may be agreed by the Partnership and New Legacy in writing and specified in the certificate of merger.

The closing of the Merger will take place on the second business day after the satisfaction or waiver of the conditions set forth in the Merger Agreement (other than conditions that by their nature are to be satisfied at the closing but subject to the satisfaction or waiver of those conditions), or at such other place, date and time as the Partnership and New Legacy may agree.

Unitholder Approval

The Partnership has agreed to hold a special meeting of the unitholders as promptly as practicable for purposes of obtaining the unitholder approval. See “The Special Meeting.”

The Merger Agreement also requires the Partnership, through the GP Board, to recommend to the unitholders the approval of the Merger Agreement, unless the GP Board has concluded that recommending approval of the Merger Agreement to the unitholders would be inconsistent with its duties to the unitholders under applicable law, and to use reasonable best efforts to obtain from the unitholders of the Partnership the unitholder approval. This obligation of the Partnership to hold the special meeting is not affected by the withdrawal or modification by the GP Board of its recommendation with respect to the Merger Proposal or its approval of the Merger Agreement or the transactions contemplated by the Merger Agreement.

Conditions to Consummation of the Merger

The Partnership and New Legacy may not complete the Merger unless each of the following conditions is satisfied or waived:

•	the Merger Agreement must have been approved by the affirmative vote of a majority of the votes cast by unitholders who are entitled to vote on the matter at the special meeting;

•	any waiting period applicable to the transactions contemplated by the Merger Agreement under the HSR Act must have been terminated or become expired;

•

no restraints are in effect enjoining, restraining, preventing or prohibiting the consummation of the transactions contemplated by the Merger Agreement or making the consummation of the transactions contemplated by the Merger Agreement illegal;

•

the registration statement of which this proxy statement/prospectus forms a part must have been declared effective under the Securities Act and must not be subject to any stop order suspending the effectiveness of the registration statement or proceedings initiated or threatened by the SEC for that purpose;

•	the shares deliverable to the unitholders as contemplated by the Merger Agreement must have been approved for listing on a national securities exchange, subject to official notice of issuance;

•

the 2020 Supplemental Indenture must have been entered into and all conditions precedent necessary for its effectiveness, other than any conditions related to the transactions contemplated by the Merger Agreement, must have been satisfied or waived;

•

the 2021 Supplemental Indenture must have been entered into and all conditions precedent necessary for its effectiveness, other than any conditions related to the transactions contemplated by the Merger Agreement, must have been satisfied or waived;

•

the Credit Agreement Amendment must have been entered into and all conditions precedent necessary for the effectiveness of the Credit Agreement Amendment, other than any conditions related to the transactions contemplated by the Merger Agreement, shall have been satisfied or waived;

•

the Term Loan Amendment must have been entered into and all conditions precedent necessary for the effectiveness of the Term Loan Amendment, other than any conditions related to the transactions contemplated by the Merger Agreement, shall have been satisfied or waived;

•

all conditions precedent required to consummate the GP Purchase Agreement, other than any conditions related to the transactions contemplated by the Merger Agreement, shall have been satisfied or waived;

•	the New Legacy Board or its compensation committee shall have adopted the New Legacy LTIP and authorized certain equity awards thereunder as of the effective time of the Merger; and

•

the Partnership GP must have delivered or caused to be delivered to each of the Partnership, New Legacy and Merger Sub a consent authorizing, among other things, the Merger Agreement and the transactions contemplated thereby, duly executed by each of the members of the Partnership GP.

The obligations of New Legacy and Merger Sub to effect the Merger are subject to the satisfaction or waiver of the following additional conditions:

•

the representations and warranties in the Merger Agreement of the Partnership and the Partnership GP being true and correct as of March 23, 2018 and as of the closing date of the Merger, subject to certain standards, including materiality and material adverse effect qualifications, as described herein;

•	the Partnership and the Partnership GP having performed in all material respects all obligations required to be performed by each of them under the Merger Agreement; and

•

the receipt by New Legacy of an officer’s certificate signed on behalf of the Partnership and the Partnership GP by an executive officer of the Partnership GP certifying that the preceding conditions have been satisfied.

The obligation of the Partnership to effect the Merger is subject to the satisfaction or waiver of the following additional conditions:

•

the representations and warranties in the Merger Agreement of New Legacy being true and correct as of March 23, 2018 and as of the closing date of the Merger, subject to certain standards, including materiality and material adverse effect qualifications, as described herein;

•	New Legacy and Merger Sub having performed in all material respects all obligations required to be performed by each of them under the Merger Agreement; and

•	the receipt by the Partnership of an officer’s certificate signed on behalf of New Legacy by an executive officer of New Legacy certifying that the preceding conditions have been satisfied.

For purposes of the Merger Agreement, the term “material adverse effect” means, when used with respect to a person, any change, effect, event or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of such person and its subsidiaries, taken as a whole; provided, however, that “material adverse effect” shall not include (i) any effect resulting from entering into the Merger Agreement or the announcement of the transactions contemplated by the Merger Agreement, (ii) any effect resulting from changes in general market, economic, financial, regulatory or political conditions or any outbreak of hostilities or war, terrorism, earthquakes, hurricanes, tornadoes, floods or other natural disasters, (iii) any effect that affects the hydrocarbon exploration, production, development, processing, gathering and/or transportation industry generally (including changes in commodity prices or general market prices in the hydrocarbon exploration, production, development, processing, gathering and/or transportation industry generally), and (iv) any effect resulting from a change in laws or regulatory policies.

The Merger Consideration

At the effective time of the Merger:

•	each outstanding unit will be converted into the right to receive one share of common stock;

•	each outstanding Series A Preferred Unit will be converted into the right to receive 2.92033118 shares of common stock pursuant to the Settlement Agreement;

•	each outstanding Series B Preferred Unit will be converted into the right to receive 2.90650421 shares of common stock pursuant to the Settlement Agreement; and

•	the incentive distribution units will be cancelled for no consideration;

with the exception that (a) limited partner interests that are owned immediately prior to the effective time of the Merger by the Partnership or its subsidiaries will be automatically cancelled and cease to exist and (b) any units owned immediately prior to the effective time of the Merger by the Partnership GP or New Legacy or any of its subsidiaries (other than the Partnership and its subsidiaries) will remain outstanding in the Partnership, unaffected by the Merger.

New Legacy will not issue any fractional shares in the Merger. Instead, each holder of units or Preferred Units that are converted pursuant to the Merger Agreement who otherwise would have received a fraction of a share will be entitled to receive, from the exchange agent appointed by New Legacy pursuant to the Merger Agreement, a cash payment in lieu of such fractional shares in an amount equal to the product of (i) the average closing prices of the units over the five trading days prior to the closing date of the Merger and (ii) the fraction of the share that such holder would otherwise be entitled to receive based on the applicable Exchange Ratio. The amount of cash required to be paid in lieu of fractional shares is not expected to be material.

Treatment of the Partnership Equity Awards

Pursuant to the Merger Agreement and the approval of the GP Board, for each named executive officer of the Partnership GP and for all of the employees of the Partnership, each award previously granted pursuant to the Partnership LTIP, held by such person that is outstanding and unvested immediately prior to the effective time of the Corporate Reorganization will, automatically and without any action on the part of the holder, fully vest or become exercisable in full, as the case may be and shall be settled in accordance with each award’s applicable award agreement provided that to the extent the aggregate amount of the aggregate award merger cashout exceeds $30 million, certain executives including our named executive officers will, in lieu of cash, receive a proportionate amount of such excess in the form of vested shares of Legacy Reserve Inc.’s common stock, pursuant to the terms of the New Legacy LTIP. In addition, certain or all such executives may elect, subject to approval by the compensation committee of the Partnership GP, to take a greater portion of his or her vesting award under the Partnership LTIP in the form of shares of New Legacy as opposed to cash. Lastly, all amounts previously credited to the named executive officers as distribution equivalent rights under awards granted pursuant to the Partnership LTIP shall continue to remain so credited and payable on the same payment date set forth in the respective award agreements, subject to the same time-based vesting schedule previously included in the award, but without application of any performance factor.

The Partnership Awards. Each of the outstanding Partnership Awards will fully vest or become exercisable in full, as the case may be. As of the date of this proxy statement/prospectus, the Partnership’s named executive officers held the following numbers of outstanding Partnership Awards (expressed in number of units underlying such awards):

Title	Phantom Units Settled in Units	Phantom Units Settled in Cash	Total Outstanding Phantom Units
Paul T. Horne	563,551	2,461,963	3,025,514
James Daniel Westcott	301,648	1,315,940	1,617,588
Kyle M. Hammond	360,866	1,121,174	1,482,040
Kyle A. McGraw	176,957	791,881	968,838
Dan G. LeRoy	66,488	289,674	356,162
Micah C. Foster	54,605	237,330	291,935

Adjustments to Prevent Dilution

The Merger Consideration will be appropriately adjusted to reflect fully the effect of any unit or share dividend, subdivision, reclassification, recapitalization, split, split-up, unit or share distribution, combination, exchange of limited partner interests or shares or similar transaction with respect to the number of outstanding units prior to the effective time of the Merger to provide the unitholders the same economic effect as contemplated by the Merger Agreement prior to such event.

Withholding

New Legacy, Merger Sub, the Partnership and the exchange agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to the Merger Agreement such amounts, if any, as are required to be deducted and withheld with respect to the making of such payment under applicable tax law. To the extent amounts are so withheld, such withheld amounts will be treated as having been paid to the former unitholders in respect of whom such withholding was made.

Dividends and Distributions

No dividends or other distributions declared or made after the effective time of the Merger with respect to shares with a record date after the effective time of the Merger will be paid to the holder of any un-surrendered certificates or book-entry units with respect to shares represented thereby, unless and until the holder of such certificates or book-entry units shall surrender such certificate or book-entry unit. Subject to the effect of escheat, tax or other applicable law, following surrender of any such certificate, there will be paid by the Company to the holder of the shares issued in exchange therefor, without interest, (i) promptly, the amount of dividends or other distributions with a record date after the effective time of the Merger theretofore paid with respect to such shares and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the effective time of the Merger but prior to surrender and a payment date occurring after surrender, payable with respect to such shares.

Antitrust and Regulatory Matters

The Partnership and New Legacy have determined that the Corporate Reorganization is not subject to the requirements of the HSR Act, and no other governmental consents are required.

Termination

The Partnership and New Legacy may terminate the Merger Agreement at any time prior to the effective time of the Merger by mutual written consent authorized by the New Legacy Board and GP Board.

In addition, either the Partnership or New Legacy may terminate the Merger Agreement at any time prior to the effective time of the Merger by written notice to the other party if:

•	the closing of the Merger has not occurred on or before December 31, 2018;

•

any restraint is in effect and has become final and nonappealable, except that the right to terminate will not be available to the Partnership or New Legacy if the failure to satisfy such condition was due to the failure of, in the case of the Partnership, the Partnership or the Partnership GP and in the case of New Legacy or Merger Sub, to perform any of its obligations under the Merger Agreement; or

•	the special meeting is concluded and the unitholder approval is not obtained.

New Legacy also may terminate the Merger Agreement if:

•

the Partnership or the Partnership GP breaches or fails to perform any of its representations, warranties, covenants or agreements such that certain closing conditions would not be satisfied, or if such breach or failure is capable of being cured, such breach or failure has not been cured within 30 days following delivery of written notice by New Legacy is not then in any material breach.

The Partnership also may terminate the Merger Agreement if:

•

the GP Board, prior to the special meeting, shall have concluded that recommending to the unitholders approval of the Merger Agreement would be inconsistent with its duties to the unitholders under applicable laws; or

•

New Legacy breaches or fails to perform any of its representations, warranties, covenants or agreements such that certain closing conditions would not be satisfied, or if such breach or failure is capable of being cured, such breach or failure has not been cured within 30 days following delivery of written notice by the Partnership and the Partnership GP and the Partnership and the Partnership GP are not then in any material breach.

Fees and Expenses

The Merger Agreement provides that all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with the Corporate Reorganization shall be paid by the

Partnership, except that New Legacy has agreed to pay certain legal fees and $100,000 in advisor fees to GP Seller in connection with the GP Purchase pursuant to the GP Purchase Agreement.

Indemnification; Directors’ and Officers’ Insurance

The Merger Agreement generally provides that, for a period of six years following the merger, New Legacy will indemnify, defend, and hold harmless all current and former directors, officers, and employees of the Partnership against costs and expenses, judgments, fines, losses, claims, damages, and liabilities incurred in connection with any claim, action, suit, proceeding, or investigation arising out of matters existing or occurring prior to the effective time of the Merger and based on the fact that such individuals were directors, officers, or employees of the Partnership (or were serving at the request of the Partnership as a director, officer, employee, agent, trustee, or partner of another corporation, partnership, trust, joint venture, employee benefit plan, or other entity), to the fullest extent these individuals would have been entitled to be indemnified, defended, and held harmless under applicable law and the charters and bylaws of the Partnership GP and the Partnership Agreement as in effect as of the effective time of the Merger.

The Merger Agreement requires New Legacy to maintain in effect for six years following the effective time of the Merger, directors’ and officers’ liability insurance policies covering acts or omissions occurring at or prior to the effective time of the Merger providing at least the same coverage and amounts and containing terms and conditions that are not less advantageous than currently provided for by the Partnership’s existing directors’ and officers’ liability insurance with respect to claims against those individuals covered by such existing policies arising from facts or events that occurred at or prior to the consummation of the Merger.

Amendment and Supplement; Waiver and Consent

At any time prior to the effective time of the Merger, the Merger Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the unitholder approval, by written agreement of the parties thereto, except that, following receipt of the unitholder approval, the Merger Agreement may not be amended to its provisions which by applicable law or stock exchange rule would require further approval by the unitholders.

Representations and Warranties

The Merger Agreement contains representations and warranties by New Legacy, on the one hand, and the Partnership and the Partnership GP, on the other hand. These representations and warranties have been made solely for the benefit of the other parties to the Merger Agreement and:

•	may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; and

•	may apply standards of materiality in a way that is different from what may be viewed as material to you or other investors.

Accordingly, these representations and warranties should not be read alone, but instead should be read only in conjunction with the information provided elsewhere in this proxy statement/prospectus, which may include information that updates, modifies or qualifies the information set forth in the representations and warranties.

The representations and warranties made by both New Legacy, on the one hand, and the Partnership and the Partnership GP, on the other hand relate to, among other things:

•	corporate organization, standing and similar corporate matters;

•	capital structure;

•

due authorization of the Merger Agreement and the transactions contemplated by the Merger Agreement, absence of any conflicts with third parties created by such transactions and the voting requirements for such transactions;

•	required consents and approvals of governmental entities in connection with the transactions contemplated by the Merger Agreement; and

•	no other representations and warranties.

Additional Agreements

The Merger Agreement also contains covenants relating to cooperation in the preparation of this proxy statement/prospectus and additional agreements relating to, among other things, access to information, and applicability of takeover statutes.

The GP Purchase Agreement

Concurrently with the entry into the Initial Merger Agreement, New Legacy, the Partnership and the Partnership GP entered into the GP Purchase Agreement with the GP Seller and all of the current GP Members, pursuant to which New Legacy will purchase all of the outstanding GP Interests for an aggregate purchase price of $3.0 million in cash. In addition, New Legacy has agreed to pay certain legal fees and $100,000 in advisor fees of GP Seller. The GP Purchase Agreement also contains certain representations and warranties by New Legacy, the GP Seller and each of the current GP Members as well as certain indemnification and release provisions.

Moriah Properties has entered into a MIPA with each of the other current GP Members, by which each of the other current GP Members will sell all of their respective GP Interests to Moriah Properties immediately prior to the closing of the GP Purchase. Additionally, Moriah Properties has entered into an assignment agreement with the GP Seller by which Moriah Properties has agreed to transfer to GP Seller all of its GP Interests and its right to purchase the GP Interests under the MIPA (the “Consolidation”).

Immediately prior to the consummation of the Corporate Reorganization, the Consolidation will occur whereby the GP Seller will be the sole member of the Partnership GP and will hold all of the GP Interests. Upon the consummation of the Corporate Reorganization, the GP Purchase will occur pursuant to the terms and subject to the provisions of the GP Purchase Agreement such that New Legacy will be the sole member of the Partnership GP.

The Conflicts Committee has unanimously determined that the GP Purchase Agreement is fair and reasonable to, and in the best interests of, the Partnership, its subsidiaries and the unitholders (other than the Partnership GP and its affiliates). In addition, the GP Board (acting based upon the Special Approval (as defined in both the GP LLC Agreement and the Partnership Agreement) of the Conflicts Committee) has unanimously determined that the GP Purchase Agreement is advisable, fair to and in the best interests of the Partnership, its subsidiaries and the unitholders (other than the Partnership GP and its affiliates). The Partnership and New Legacy encourage you to read carefully the GP Purchase Agreement in its entirety, a copy of which is attached as Annex C and incorporated by reference herein.

COMPARISON OF THE RIGHTS OF STOCKHOLDERS AND UNITHOLDERS

The rights of the unitholders are currently governed by the Partnership Agreement and the Delaware LP Act. After the Corporate Reorganization, unitholders will become stockholders, and their rights will be governed by the DGCL and New Legacy’s amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon consummation of the Corporate Reorganization. See “Description of New Legacy Capital Stock” for a summary of the terms of New Legacy’s amended and restated certificate of incorporation and amended and restated bylaws to be in effect upon consummation of the Corporate Reorganization.

Set forth below are material differences among the rights of a holder of common units under the Partnership Agreement and the Delaware LP Act, on the one hand, and the rights of a holder of common stock under New Legacy’s amended and restated certificate of incorporation and amended and restated bylaws and the DGCL, on the other hand. The identification of specific differences is not intended to indicate that other equally significant or more significant differences do not exist.

The following summary does not reflect any rules of NASDAQ or any other national exchange that may apply to the Partnership or New Legacy in connection with the matters discussed. This summary does not purport to be a complete discussion of, and is qualified in its entirety by reference to, the Delaware LP Act, the DGCL, the Partnership Agreement and New Legacy’s amended and restated certificate of incorporation and amended and restated bylaws.

Purpose and Term of Existence

New Legacy	The Partnership
New Legacy’s stated purpose is to engage in any lawful act or activity for which corporations may be organized under the DGCL. New Legacy is to have perpetual existence.

The Partnership’s purpose under the Partnership Agreement is to engage in any business activities that are approved by the Partnership GP. The Partnership GP, however, may not cause the Partnership to engage in any business activities that it determines would cause the Partnership to be treated as an entity taxed as a corporation for federal income tax purposes. The Partnership GP is authorized in general to perform all acts it determines to be necessary or appropriate to carry out the Partnership’s purposes and to conduct its business.

The Partnership will have a perpetual existence.

Authorized Capital

New Legacy	The Partnership

New Legacy’s authorized capital stock consists of:

•  945,000,000 shares of common stock, $0.01 par value per share; and

•  105,000,000 shares of preferred stock, $0.01 par value per share, none of which were outstanding as of the date of this proxy statement/prospectus.

As of the record date, there were 1,000 outstanding shares of common stock, all of which were held by the

The authorized equity interests of the Partnership consist of the units, Incentive Distribution Units (“IDUs”), Series A Preferred Units, Series B Preferred Units and the general partner interest.

As of the record date, there were         outstanding units, 2,300,000 outstanding Series A Preferred Units, 7,200,000 outstanding Series B Preferred Units and 100,000 outstanding IDUs. As of

New Legacy	The Partnership

Partnership GP, and no outstanding shares of preferred stock.

New Legacy’s amended and restated certificate of incorporation authorizes the New Legacy Board to, without stockholder approval, authorize the issuance of preferred stock from time to time in one or more series, and with respect to each series of preferred stock, to fix and state by resolution the designation and the powers, preferences, rights, qualifications, limitations and restrictions relating to each series of preferred stock.

In addition, the number of authorized shares of New Legacy’s common stock or preferred stock may be increased or decreased (but not below the number of shares of capital stock then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of New Legacy entitled to vote thereon.

the record date, the general partner interest was also outstanding.

As a limited partnership, the Partnership does not have authorized capital. Rather, subject to any required approvals by Preferred Unitholders or holders of IDUs, the Partnership Agreement authorizes the Partnership to issue an unlimited number of additional partnership securities for the consideration and on the terms and conditions determined by the Partnership GP without the approval of the unitholders. In addition, the Partnership GP has authorized an additional 900,000 IDUs, which may be issued without consent of the holders of IDUs.

Holders of any additional units that the Partnership issues will be entitled to share equally with the then-existing holders of units in the Partnership’s distributions of available cash. In addition, the issuance of additional units or other partnership securities may dilute the value of the interests of the then-existing unitholders, Preferred Unitholders or holders of IDUs in the Partnership’s net assets.

In accordance with Delaware law and the provisions of the Partnership Agreement, the Partnership may also issue additional partnership securities that, as determined by the Partnership GP, may have special voting rights to which the units, Preferred Units or IDUs are not entitled. However, except as previously authorized as described above, the Partnership may not issue additional IDUs or partnership securities having terms substantially similar to IDUs without first receiving the affirmative vote or consent of the holders of at least 75% of the outstanding IDUs (other than any IDUs held by the Partnership GP, by the Partnership or their respective controlled affiliates). Additionally, the Partnership may not issue additional Series A Preferred Units, Series B Preferred Units, parity securities or senior securities if the cumulative distributions payable on outstanding Series A Preferred Units or Series B Preferred Units are in arrears unless the Partnership has received an affirmative vote or consent of the holders of at least 66 2/3% of the outstanding Series A Preferred Units and Series B Preferred Units.

Series A Preferred Units. On April 17, 2014, the Partnership completed its offering of Series A

New Legacy	The Partnership

Preferred Units. The Series A Preferred Units rank senior to the Partnership’s units, with respect to the payment of distributions and distribution of assets upon liquidation, dissolution and winding up. The Series A Preferred Units have no stated maturity and are not subject to mandatory redemption or any sinking fund and will remain outstanding indefinitely unless repurchased or redeemed by the Partnership or converted into its units in connection with a “Change of Control” (as defined in the Partnership Agreement).

Series A Preferred Units. On April 17, 2014, the Partnership completed its offering of Series A Preferred Units. The Series A Preferred Units rank senior to the Partnership’s units, with respect to the payment of distributions and distribution of assets upon liquidation, dissolution and winding up. The Series A Preferred Units have no stated maturity and are not subject to mandatory redemption or any sinking fund and will remain outstanding indefinitely unless repurchased or redeemed by the Partnership or converted into its units in connection with a change of control. Pursuant to the Merger Agreement and the Settlement Agreement, each Series A Preferred Unit issued and outstanding will be converted into the right to receive 2.92033118 shares of common stock of New Legacy.

At any time on or after April 15, 2019, the Partnership may, at its option, redeem the Series A Preferred Units, in whole or in part, at any time or from time to time, at a redemption price of $25.00 per unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption. In addition, the Partnership may redeem the Series A Preferred Units following certain changes of control, as described in the Partnership Agreement. If the Partnership does not exercise this option, then the holders of the Series A Preferred Units have the option to convert the Series A Preferred Units into a number of units per Series A Preferred Unit as set forth in the Partnership Agreement. If the Partnership exercises its redemption rights relating to any Series A Preferred Units, the holders of those Series A Preferred Units will not have the conversion right described above with respect to the Series A Preferred Units called for redemption.

Holders of Series A Preferred Units have no voting rights except for limited voting rights with respect to potential amendments to the Partnership Agreement

New Legacy	The Partnership
that have a material adverse effect on the existing terms of the Series A Preferred Units and in certain other limited circumstances or as required by law.

Series B Preferred Units. On June 17, 2014, the Partnership completed its offering of Series A Preferred Units. The Series B Preferred Units rank senior to the Partnership’s units, with respect to the payment of distributions and distribution of assets upon liquidation, dissolution and winding up. The Series B Preferred Units have no stated maturity and are not subject to mandatory redemption or any sinking fund and will remain outstanding indefinitely unless repurchased or redeemed by the Partnership or converted into units in connection with a change of control. Pursuant to the Merger Agreement and the Settlement Agreement, each Series B Preferred Unit issued and outstanding will be converted into the right to receive 2.90650421 shares of common stock of New Legacy.

At any time on or after June 15, 2019, the Partnership may, at its option, redeem the Series B Preferred Units, in whole or in part, from time to time, at a redemption price of $25.00 per Series B Preferred Unit plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption. In addition, the Partnership may redeem the Series B Preferred Units following certain changes of control, as described in the Partnership Agreement. If the Partnership does not exercise this option, then the holders of the Series B Preferred Units have the option to convert the Series B Preferred Units into a number of units per Series B Preferred Unit as set forth in the Partnership Agreement. If the Partnership exercises its redemption rights relating to any Series B Preferred Units, the holders of those Series B Preferred Units will not have the conversion right described above with respect to the Series B Preferred Units called for redemption.

Holders of Series B Preferred Units will have no voting rights except for limited voting rights with respect to potential amendments to the Partnership Agreement that have a material adverse effect on the existing terms of the Series B Preferred Units and in certain other limited circumstances or as required by law.

Dividends / Distributions

New Legacy	The Partnership

Subject to preferences that may be applicable to any outstanding shares or series of preferred stock, holders of common stock are entitled to receive ratably such dividends (payable in cash, stock or otherwise), if any, as may be declared from time to time by the New Legacy Board out of funds legally available for dividend payments.

New Legacy does not expect to pay dividends on its common stock for the foreseeable future.

As of January 21, 2016, the Partnership has suspended all cash distributions to unitholders and monthly cash distributions to holders of the Series A Preferred Units and Series B Preferred Units. The Revolving Credit Agreement and the Term Loan Credit Agreement provide that cash distributions can be made only out of the Partnership’s available cash, provided that distributions do not exceed 90% of available cash, and both before and after giving effect to any such distribution (i) no default or event of default has occurred and is continuing or would result therefrom, (ii) the Partnership has unused lender commitments of not less than 15% of the total lender commitments under the Revolving Credit Agreement then in effect, and (iii) the Partnership’s ratio of total debt at such time to its EBITDA for the four fiscal quarters ending on the last day of the fiscal quarter immediately preceding the date of determination for which financial statements are available is equal to or less than 4.00 to 1.00. The Revolving Credit Agreement currently prohibits distributions to unitholders given the Partnership’s leverage ratios and limited availability under the Revolving Credit Agreement. Additionally, the Partnership Agreement requires the Partnership to pay or set aside for payment all accrued but unpaid distributions with respect to the Series A Preferred Units and Series B Preferred Units prior to or contemporaneously with making any distribution with respect to the units.

Series A Preferred Distributions. Holders of Series A Preferred Units are entitled to receive, when, as and if declared by the GP Board, out of legally available funds for such purposes, cumulative cash monthly distributions. Distributions on Series A Preferred Units are payable from April 17, 2014 to, but not including, April 15, 2024, at a rate equal to 8.00% per annum of the stated liquidation preference. On and after April 15, 2024, distributions on Series A Preferred Units will accumulate at an annual floating rate equal to the three-month London Interbank Offered Rate (“LIBOR”) plus a spread of 5.24%.

Series B Preferred Distributions. Holders of Series B Preferred Units are entitled to receive, when, as and if declared by the Partnership GP Board, out of legally available funds for such purposes, cumulative cash monthly distributions. Distributions on Series B Preferred Units are payable from June 15, 2014 to, but not including, June 15, 2024, at a rate equal to 8.00% per annum of the stated liquidation preference. On and after April 15, 2024,

New Legacy	The Partnership
distributions on Series B Preferred Units will accumulate at an annual floating rate equal to the three-month LIBOR plus a spread of 5.256%.

Distributions of Available Cash. Once all distributions payable with respect to the outstanding Series A Preferred Units and outstanding Series B Preferred Units are made, the Partnership Agreement requires that the Partnership distribute all of its available cash from operating surplus each quarter in the following manner:

•  first, 100.00% to the unitholders and the Partnership GP, pro rata, until each unitholder receives a total of $0.5900 per unit for that quarter;

•  second, 100.00% to the unitholders and the Partnership GP, pro rata, until each unitholder receives a total of $0.6785 per unit for that quarter;

•  third, 87.00% to the unitholders and the Partnership GP, pro rata and 13.00% to the holders of the IDUs, pro rata, until each unitholder receives a total of $0.7375 per unit for that quarter; and

•  thereafter, 77.00% to the unitholders and the Partnership GP, pro rata, and 23.00% to the holders of IDUs, pro rata.

“Available cash” is defined generally to mean cash and cash equivalents on hand at the end of each quarter, plus working capital borrowings made after the end of the quarter, less cash reserves determined by the Partnership GP, at the date of determination of available cash for the quarter, to be necessary and appropriate to provide for the conduct of the Partnership’s business (which could include, but is not limited to, amounts reserved for capital expenditures, including drilling and acquisitions, and the Partnership’s anticipated future credit needs), comply with applicable law, any of the Partnership’s debt instruments or other agreements, provide funds for distributions in respect of existing preferred units or provide funds for distributions to the unitholders for any one of the upcoming four quarters.

Business Combinations

New Legacy	The Partnership

Under the DGCL, the consummation of a merger or consolidation generally requires the approval of the board of directors of a corporation that is a constituent corporation in the merger or consolidation and requires that the agreement of merger or consolidation be adopted by the affirmative vote of the holders of a majority of the stock of that corporation entitled to vote thereon at an annual or special meeting for the purpose of acting on the agreement.

No such approval and vote are required if such constituent corporation is the surviving corporation and:

•  such corporation’s certificate of incorporation is not amended;

•  each share of stock of such constituent corporation whose shares were outstanding immediately before the effective date of the merger is to be an identical outstanding or treasury share of the surviving corporation, immediately after the effective date of the merger; and

•  either no shares of common stock of the surviving corporation and no shares, securities or obligations convertible into such stock are to be issued or delivered under the plan of merger, or the authorized unissued shares or the treasury shares of common stock of the surviving corporation to be issued or delivered under the plan of merger plus those initially issuable upon conversion of any other shares, securities or obligations to be issued or delivered under the plan do not exceed 20% of the shares of common stock of such corporation outstanding immediately prior to the effective date of the merger.

New Legacy is not subject to the provisions of Section 203 of the DGCL.

A merger or consolidation of the Partnership requires the prior consent of the Partnership GP. The Partnership GP, however, has no duty or obligation to consent to any merger or consolidation and may decline to do so free of any fiduciary duty or obligation whatsoever to the Partnership or the limited partners, including any duty to act in good faith or in the best interest of the Partnership or the limited partners.

In addition, the Partnership Agreement generally prohibits the Partnership GP, without the prior approval of a majority of the votes cast by the holders of units entitled to vote on the matter at a meeting at which a quorum is present (a “Unit Majority”), from causing the Partnership, among other things, to sell, exchange or otherwise dispose of all or substantially all of the Partnership’s assets in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination, or approving on the Partnership’s behalf the sale, exchange or other disposition of all or substantially all of the assets of the Partnership’s subsidiaries. The Partnership GP may, however, mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the Partnership’s assets without that approval. The Partnership GP may also sell all or substantially all of the Partnership’s assets under a foreclosure or other realization upon those encumbrances without that approval. Finally, the Partnership GP may consummate any merger without the prior approval of a Unit Majority if the Partnership is the surviving entity in the transaction, the transaction would not result in an amendment to the Partnership Agreement that could not otherwise be adopted solely by the Partnership GP, each partnership security will be an identical partnership security following the transaction, and the partnership securities to be issued do not exceed 20% of the outstanding partnership securities (other than IDUs) immediately prior to the transaction.

If the conditions specified in the Partnership Agreement are satisfied (including receipt of an opinion of counsel regarding limited liability and tax status matters), the Partnership GP may convert the Partnership or any of its subsidiaries into a new limited liability entity or merge the Partnership or any of its subsidiaries into, or convey all of its assets

New Legacy	The Partnership
to, a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in our legal form into another limited liability entity. The unitholders, Preferred Unitholders, and holders of IDUs are not entitled to dissenters’ rights of appraisal under the Partnership Agreement or applicable Delaware law in the event of a conversion, merger or consolidation, a sale of substantially all of the Partnership’s assets or any other transaction or event.

Management by Board of Directors / General Partner

New Legacy	The Partnership

In accordance with the DGCL, New Legacy’s business and affairs are managed by the New Legacy Board.

New Legacy’s amended and restated certificate of incorporation provides that, subject to the rights of holders of any preferred stock, the number of directors will be exclusively fixed from time to time by resolution adopted by the New Legacy Board. As of the date of the closing of the Corporate Reorganization, the New Legacy Board will have six directors.

The Partnership GP conducts, directs and manages all activities of the Partnership. Except as otherwise expressly provided in the Partnership Agreement and the GP LLC Agreement, all management powers over the business and affairs of the Partnership is exclusively vested in the Partnership GP, and no limited partner has any management power over the business and affairs of the Partnership. Certain actions by the GP Board require approval of the members of the Partnership GP, as set forth in the GP LLC Agreement.

Except as otherwise provided in the Partnership Agreement, the Partnership GP may not sell, exchange or otherwise dispose of all or substantially all of the assets of the Partnership and its subsidiaries, taken as a whole, in a single transaction or a series of related transactions (including by way of merger, consolidation, other combination or sale of ownership interests of the Partnership and its subsidiaries) without the approval of a Unit Majority; provided, however, that such restriction does not preclude or limit the Partnership GP’s ability to mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the assets of the

Partnership and its subsidiaries pursuant to the foreclosure of, or other realization upon, any such encumbrance. Without the approval of a Unit Majority, the Partnership GP may not, on behalf of the Partnership, except as otherwise permitted pursuant to the Partnership Agreement, elect or cause the Partnership to elect a successor general partner of the Partnership.

Nomination and Election of Directors

New Legacy	The Partnership

If the Board Classification Proposal is approved by the unitholders, New Legacy’s directors (other than the directors elected by the holders of any series of preferred stock) will be divided into three classes serving staggered three- year terms. Class I, Class II and Class III directors will serve until the annual meetings of stockholders in 2019, 2020 and 2021, respectively.

If the Board Classification Proposal is not approved by the unitholders, the New Legacy Board will consist of a single class of six directors, each of whom will serve until the next annual meeting of stockholders and until his or her successor has been duly elected and qualified.

Directors are elected by the affirmative vote of the holders of a plurality of the shares present or represented by proxy and entitled to vote on the election of directors.

At a meeting of the stockholders, only such nominations of persons for the election of directors and such other business may be conducted as is been properly brought before the meeting. To be properly brought before an annual meeting, nominations or such other business must be: (1) specified in New Legacy’s notice of meeting, (2) otherwise properly brought before the meeting by or at the direction of the New Legacy Board or (3) otherwise properly brought before an annual meeting by a stockholder who is a stockholder of record at the time such notice of meeting is given and at the time of the annual meeting, who is entitled to vote at the meeting and who complies with the procedures described under “—Stockholder Proposals and Director Nominations; Proxy Access.” New Legacy’s amended and restated bylaws also permit eligible stockholders who comply with the requirements set forth in New Legacy’s amended and restated bylaws to include up to a specified number of director nominees in New Legacy’s proxy materials for an annual meeting, as discussed below under “—Stockholder Proposals and Director Nominations; Proxy Access.”

Pursuant to the Partnership Agreement and the GP LLC Agreement, the Partnership’s unitholders, including the Partnership GP and its affiliates, are entitled to elect all of the directors of the Partnership GP. The directors of the Partnership GP hold office for a one-year term and thereafter until the earlier of their death, resignation, removal or disqualification or until their successors have been elected and qualified.

Under the Partnership Agreement, nominations of persons for the election of directors may be made at an annual meeting of the stockholders only (1) by or at the direction of the Partnership GP or the GP Board or (2) by any limited partner who was a unitholder of record at the time such notice of meeting is given, who is entitled to vote at the meeting and who complies with the procedures described under “—Stockholder Proposals and Director Nominations; Proxy Access.” Holders of Series A Preferred Units, Series B Preferred Units and IDUs have no voting rights with respect to the election of the Partnership GP or the election of the directors of the Partnership GP.

Except as otherwise described above, each director chosen will hold office until the annual meeting of stockholders held after his or her election at which such director’s term expires and will serve until his successor will have been duly elected and qualified or until his earlier death, resignation, retirement, disqualification or removal.

Stockholder Proposals and Director Nominations; Proxy Access

New Legacy	The Partnership

New Legacy’s amended and restated bylaws establish advance notice procedures with respect to stockholder proposals for annual meetings and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide New Legacy with certain information. Generally, to be timely, a stockholder’s notice must be received at New Legacy’s principal executive offices not later than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of the stockholders. Legacy’s amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice.

In addition to the director nomination provisions described above, New Legacy’s amended and restated bylaws permit any stockholder or group of up to 20 stockholders who have maintained continuous qualifying ownership of 3% or more of the outstanding common stock for at least three years and who comply with the other requirements set forth in the bylaws to include up to a specified number of director nominees in New Legacy’s proxy materials for an annual meeting. The maximum number of stockholder nominees permitted under these proxy access provisions of New Legacy’s amended and restated bylaws is the greater of two or 20% of the number of New Legacy’s directors on the last day a notice of nomination may be submitted. See “Description of New Legacy Capital Stock—Anti-Takeover Effects of New Legacy’s Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws and Certain Provisions of Delaware Law—Proxy Access for Director Nominations” for additional information regarding proxy access procedures and notice requirements.

The Partnership Agreement establishes advance notice procedures with respect to unitholder nomination of candidates for election as directors. In order for any such nomination to be made at an annual meeting, a unitholder will have to comply with advance notice requirements and provide the Partnership GP with certain information. Generally, to be timely, a unitholder’s notice must be given to the Partnership GP no later than the 120th day, and no earlier than the 135th day, in advance of the anniversary of the previous year’s annual meeting.

Neither the Partnership Agreement nor the GP LLC Agreement includes any proxy access procedure.

Removal of Directors; Withdrawal or Removal of General Partner

New Legacy	The Partnership

If the Board Classification Proposal is approved by the unitholders, New Legacy’s amended and restated certificate of incorporation will provide that any or all of the directors (other than the directors elected by the holders of any series of preferred stock) may be removed only for cause and only by the affirmative vote of the holders of at least 66 2/3% of the voting power of

The Partnership Agreement provides that a director may be removed only for cause and only upon a vote of the majority of the remaining directors then in office. Unitholders do not have any voting rights with respect to the removal of individual directors under the Partnership Agreement.

New Legacy	The Partnership

all of the then- outstanding shares of voting stock, voting together as a single class.

If the Board Classification Proposal is not approved by the unitholders, New Legacy’s amended and restated certificate of incorporation will provide that any or all of the directors (other than the directors elected by the holders of any series of preferred stock) may be removed with or without cause and only by the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then outstanding shares of voting stock, voting together as a single class.

In addition, the Partnership GP may withdraw as general partner of the Partnership without first obtaining approval of any unitholder by giving 90 days’ written notice, and that withdrawal will not constitute a violation of the Partnership Agreement. In addition, the Partnership Agreement permits the Partnership GP in some instances to sell or otherwise transfer all of its general partner interest in the Partnership without the approval of the unitholders.

Upon withdrawal of the Partnership GP under any circumstances, other than as a result of a transfer by the Partnership GP of all or a part of its general partner interest in the Partnership, the holders of a Unit Majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, the Partnership will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal, the holders of a Unit Majority agree in writing to continue the Partnership’s business and to appoint a successor general partner.

The Partnership GP may not be removed unless that removal is approved by the vote of the holders of at least 66 2/3% of the outstanding units, voting together as a single class, including units held by the Partnership GP and its affiliates, and the Partnership receives an opinion of counsel regarding limited liability and tax matters. Any removal of the Partnership GP is also subject to the approval of a successor general partner by the vote of the holders of a Unit Majority. The ownership of more than 33 1/3% of the outstanding units by the Partnership GP and its affiliates would give them the practical ability to prevent the Partnership GP’s removal. As of June 30, 2018, the Partnership GP and its affiliates, including members of the Partnership’s management, currently own approximately 14.76% of the outstanding units and, following the Corporate Reorganization, will own 13.30% of the outstanding shares.

The Partnership Agreement also provides that if the Partnership GP is removed as the general partner of the Partnership under circumstances where cause does not exist or the Partnership GP withdraws where that withdrawal does not violate the Partnership Agreement, the Partnership GP will have the option to require a successor general partner to purchase its

New Legacy	The Partnership

general partner interest and all of its IDUs, if any, into units or to receive cash in exchange for such interest based on the fair market value of its combined interest at that time.

In the event of removal of such a general partner under circumstances where cause exists or withdrawal of a general partner where that withdrawal violates the Partnership Agreement, a successor general partner will have the option to purchase the general partner interest for a cash payment equal to the fair market value of such interest. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached within 30 days after the departing general partner’s departure, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. Or, if the departing general partner and the successor general partner cannot agree upon an expert, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partner interest will automatically convert into units equal to the fair market value of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

In addition, the Partnership will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred for the termination of any employees employed by the departing general partner or its affiliates for the Partnership’s benefit.

Filling Vacancies on the Board; Replacing the General Partner

New Legacy	The Partnership
Subject to the rights granted to the holders of any one or more series of preferred stock then outstanding, any vacancies on the New Legacy Board, and any newly	Any vacancies may be filled, until the next annual meeting at which the term of the directors expires, by a majority of the remaining directors then

New Legacy	The Partnership
created directorships, will be filled only by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director.	in office. See also “—Removal of Directors; Withdrawal or Removal of General Partner.”

Change of Management Provisions

New Legacy	The Partnership

See “Description of New Legacy Capital Stock— Anti-Takeover Effects of New Legacy’s Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws and Certain Provisions of Delaware Law.”

The Partnership Agreement contains specific provisions that are intended to discourage a person or group from attempting to remove the Partnership GP or otherwise change Partnership’s management. If any person or group other than Partnership GP and its affiliates acquires beneficial ownership of 20% or more of any class or series of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from the Partnership GP or its affiliates and any transferees of that person or group approved by the Partnership GP, to any person or group who acquires the units with the prior approval of the board of directors of the Partnership GP, or to the voting rights of Series A Preferred Units, Series B Preferred Units or IDUs, if any. See also “—Removal of Directors; Withdrawal or Removal of General Partner.”

Preemptive Rights

New Legacy	The Partnership
None.

Upon issuance of additional partnership securities, the Partnership GP will be entitled, but not required, to make additional capital contributions to the extent necessary to maintain its initial general partner interest in the Partnership. Since the Partnership’s March 2006 private equity offering and the related formation transactions, the Partnership GP has not elected to make additional capital contributions to maintain its initial 0.1% general partner interest in the Partnership. The Partnership GP’s initial interest in the Partnership has been, and will continue to be reduced, if the Partnership issues additional partnership securities in the future and the Partnership GP does not contribute a proportionate amount of capital to the Partnership to maintain its general partner interest. Moreover, the Partnership GP will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase units or other partnership securities

New Legacy	The Partnership
whenever, and on the same terms that, the Partnership issues those securities to persons other than the Partnership GP and its affiliates, to the extent necessary to maintain the percentage interest of the Partnership GP, including such interest represented by partnership securities that existed immediately prior to each issuance. Unitholders, Preferred Unitholders and holders of IDUs will not have preemptive rights to acquire additional units, Series A Preferred Units, Series B Preferred Units, IDUs or other partnership securities.

Amendment of Governing Documents

New Legacy	The Partnership

Under Delaware law, subject to Section 242(b)(2) of the DGCL, which provides holders of a class or series of stock with a separate vote on proposed amendments to the certificate of incorporation under certain circumstances, unless the certificate of incorporation requires a greater vote, an amendment to the certificate of incorporation requires (1) that the board adopt resolutions approving the proposed amendment and declaring its advisability; and (2) the affirmative vote of the holders of a majority in voting power of the stock entitled to vote.

New Legacy’s amended and restated certificate of incorporation requires the affirmative vote of the holders of at least 66 2/3% in voting power of the outstanding shares of voting power of New Legacy entitled to vote thereon, voting together as a single class, to amend, alter or repeal certain enumerated provisions of the New Legacy amended and restated certificate of incorporation including, among other things, provisions related to elections of directors and annual and special meetings of stockholders.

New Legacy’s amended and restated certificate of incorporation and amended and restated bylaws provide that the New Legacy Board is expressly authorized to make, repeal, alter, amend and rescind, in whole or in part, New Legacy’s bylaws, without the assent or vote of the stockholders in any manner not inconsistent with the laws of the State of Delaware or the amended and restated certificate of incorporation. In addition, New Legacy’s stockholders also have the power to make, repeal, alter, amend and rescind, in whole or in part, New Legacy’s bylaws, without any requirement to obtain separate approval of the New Legacy Board.

General. Amendments to the Partnership Agreement may be proposed only by the Partnership GP (and not by any unitholder, in such capacity). The Partnership GP, however, will have no duty or obligation to propose any amendment and may decline to do so free of any fiduciary duty or obligation whatsoever to the Partnership or the limited partners, including any duty to act in good faith or in the best interests of the Partnership or the limited partners.

Except as described below, an amendment must be approved first by the Partnership GP, and second by a majority of the votes cast by holders of units entitled to vote on the proposed amendment at a meeting at which a quorum is present, unless a greater or different percentage is required under the Partnership Agreement or Delaware law.

Prohibited Amendments. No amendment may be made that would:

•  enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected;

•  enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by the Partnership to the Partnership GP or any of its affiliates without the consent of the Partnership GP, which consent may be given or withheld at its option;

•  have a material adverse effect on the existing terms of the Series A Preferred Units or Series B

New Legacy	The Partnership

In further respect of stockholders’ power to alter or repeal the New Legacy bylaws, the affirmative vote of the holders of at least 66 2/3% in voting power of all of the then-outstanding shares of stock entitled to vote thereon, voting together as a single class, is required in order for the stockholders of New Legacy to alter, amend, repeal or rescind, in whole or in part, any provision of the bylaws.

Preferred Units without first receiving the affirmative vote or consent of 66 2/3% of the holders of the outstanding Series A or Series B Units, respectively; or

•  adversely affect the rights, preferences, privileges or obligations of any holder of IDUs, in its capacity as a holder of IDUs, in a manner disproportionate to the effect of such amendment on holders of IDUs as a whole, without first receiving the prior written consent of each such adversely affected holder of IDUs.

The provision of the Partnership Agreement preventing such prohibited amendments can only be amended upon the approval of the holders of at least 90% of the outstanding units voting together as a single class (including units owned by the Partnership GP and its affiliates) unless the Partnership obtains an opinion of counsel to the effect that such amendment will not affect the limited liability of any limited partner under applicable law. As of June 30, 2018, the Partnership GP and its affiliates, including members of the Partnership’s management, currently own approximately 14.76% of the outstanding units and, following the Corporate Reorganization, will own 13.30% of the outstanding shares.

Amendments Relating to Election of Directors. Any amendment to the provisions of the Partnership Agreement relating to the unitholders’ rights to elect directors must be approved by the unitholders holding at least 75% of the outstanding units.

No Unitholder Approval. The Partnership GP may generally make amendments to the Partnership Agreement without the approval of any limited partner or assignee to reflect:

•  a change in the Partnership’s name, the location of the Partnership’s principal place of business,

the Partnership’s registered agent or the Partnership’s registered office;

•  the admission, substitution, withdrawal or removal of partners in accordance with the Partnership Agreement;

•  a change that the Partnership GP determines to be necessary or appropriate to qualify or continue the Partnership’s qualification as a limited partnership or a partnership in which the

New Legacy	The Partnership

limited partners have limited liability under the laws of any state or to ensure that neither the Partnership nor the Partnership’s operating partnership nor any of its subsidiaries will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes;

•  an amendment that is necessary, in the opinion of the Partnership’s counsel, to prevent the Partnership or the Partnership GP or its directors, officers, agents or trustees from in any manner being subjected to the provisions of the Investment Company Act of 1940, the Investment Advisors Act of 1940, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, or ERISA, whether or not substantially similar to plan asset regulations currently applied or proposed;

•  subject to approval rights that the holders of Series A Preferred Units, Series B Preferred Units and IDUs have in certain circumstances, an amendment that the Partnership GP determines to be necessary or appropriate for the authorization of additional partnership securities or rights to acquire partnership securities;

•  any amendment expressly permitted in the Partnership Agreement to be made by the Partnership GP acting alone;

•  an amendment effected, necessitated or contemplated by a merger agreement that has been approved under the terms of the Partnership Agreement;

•  any amendment that the Partnership GP determines to be necessary or appropriate for the formation by the Partnership of, or the Partnership’s investment in, any corporation, partnership or other entity, as otherwise permitted by the Partnership Agreement;

•  a change in the Partnership’s fiscal year or taxable year and related changes;

•  certain mergers or conveyances as set forth in the Partnership Agreement; or

•  any other amendments substantially similar to any of the matters described in the clauses above.

In addition, the Partnership GP may make amendments to the Partnership Agreement without

New Legacy	The Partnership

the approval of any limited partner or transferee in connection with a merger or consolidation approved in connection with the Partnership Agreement, or if the Partnership GP determines that those amendments:

•  do not adversely affect the limited partners (or any particular class of limited partners) in any material respect;

•  are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute;

•  are necessary or appropriate to facilitate the trading of limited partner interests or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

•  are necessary or appropriate for any action taken by our general partner relating to splits or combinations of units under the provisions of our partnership agreement; or

•  are required to effect the intent expressed in this prospectus or the intent of the provisions of our partnership agreement or are otherwise contemplated by our partnership agreement.

Opinion of Counsel and Unitholder Approval. The Partnership GP will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in the Partnership’s being treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes in connection with any of the amendments described under “—No Unitholder Approval.” No other amendments to the Partnership Agreement other than described above under “No Unitholder Approval” will become effective without the approval of holders of at least 90% of the outstanding units voting as a single class unless the Partnership first obtains an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of the Partnership’s limited partners.

In addition to the above restrictions, any amendment that would have a material adverse effect

New Legacy	The Partnership
on the rights or preferences of any type or class of outstanding units, preferred units or IDUs in relation to other classes of units, preferred units or IDUs will require the approval of at least a majority of the type or class of units so affected. Further, any amendment that would adversely affect the rights, preferences, privileges or obligations of any holder of IDUs in a manner that is disproportionate to effect of any such amendment on holders of IDUs as a whole will require the written consent of such affected holder of IDUs. Additionally, any amendment that would have a material adverse effect on the existing terms of the Series A Preferred Units or Series B Preferred Units will require the affirmative vote or consent of 66 2/3% of the holders of the outstanding Series A or Series B Units, respectively. Any amendment that reduces the voting percentage required to take any action is required to be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the voting requirement sought to be reduced.

Voting Rights; Meetings; Action by Written Consent

New Legacy	The Partnership

New Legacy’s amended and restated certificate of incorporation provides that holders of shares of common stock are entitled to one vote for each share held of record on all matters on which stockholders generally are entitled to vote.

Unless otherwise required by law, the amended and restated certificate of incorporation or the rules of any stock exchange applicable to New Legacy, the record holders of a majority of the voting power of the outstanding shares present in person or represented by proxy at the meeting and entitled to vote thereat will constitute a quorum for the transaction of business at all meetings of stockholders.

With respect to matters as to which no other voting requirement is specified by applicable law or regulation, the rules or regulations of any stock exchange applicable to New Legacy, or New Legacy’s amended and restated certificate of incorporation or amended and restated bylaws, the vote required for stockholder action is a majority of the voting power of the outstanding shares present in person or represented by proxy at the meeting and entitled to vote and voting on the matter. Directors are elected by a plurality of the votes in respect of the

Except as described below regarding a person or group owning 20% or more of any class or series of units then outstanding, unitholders or transferees who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of the limited partners and to act upon matters for which approvals may be solicited. Units that are owned by an assignee who is a record holder, but who has not yet been admitted as a limited partner, will be voted by the Partnership GP at the written direction of the record holder. Absent direction of this kind, the units will not be voted, except that, in the case of units held by the Partnership GP on behalf of non-citizen assignees, the Partnership GP will distribute the votes on those units in the same ratios as the votes of limited partners on other units are cast.

The unitholders, including the Partnership GP and its affiliates, are entitled to elect all of the directors of the Partnership GP. The GP LLC Agreement and the Partnership Agreement provide for a board of directors to be comprised of between seven and nine individuals. The Partnership Agreement provides that the annual meeting of limited partners for the directors of the board of the

New Legacy	The Partnership

shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

The holders of a series of preferred stock, if any, are entitled only to such voting rights, if any, as are expressly granted to such series of preferred stock by the amended and restated certificate of incorporation (including any certificate of designation relating to such series of preferred stock).

New Legacy’s amended and restated certificate of incorporation provides that special meetings of stockholders may be called only by or at the direction of the Legacy Board or the chairman thereof.

New Legacy’s amended and restated certificate of incorporation provides that any action required or permitted to be taken by the stockholders must be taken at a duly called annual or special meeting of stockholders and may not be taken by any consent in writing of such stockholders.

Partnership GP shall be held on the second Wednesday of May or at such other date and time as may be fixed by the Partnership GP.

Additionally, any action that is required or permitted to be taken by the limited partners may be taken either at a meeting of the limited partners or without a meeting if consents in writing describing the action so taken are signed by holders of the number of outstanding limited partner interests necessary to authorize or take that action at a meeting. Meetings of the limited partners may be called by the Partnership GP or by limited partners owning at least 20% of the outstanding limited partner interests of the class or series for which a meeting is proposed. Limited partners may vote either in person or by proxy at meetings. The holders of a majority of the outstanding limited partner interests of the class or classes or series for which a meeting has been called represented in person or by proxy will constitute a quorum unless any such action requires approval by holders of a greater percentage of the outstanding limited partner interests, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to his percentage interest in the Partnership, although additional limited partner interests having special voting rights could be issued. However, if at any time any person or group, other than the Partnership GP and its affiliates, or a direct or subsequently approved transferee of the Partnership GP or its affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class or series of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of units under the Partnership

New Legacy	The Partnership
Agreement will be delivered to the record holder by the Partnership or by the transfer agent.

Indemnification and Limitation on Liability

New Legacy	The Partnership

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties. The DGCL does not permit exculpation for liability:

•  for breach of duty of loyalty;

•  for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law;

•  under Section 174 of the DGCL (unlawful dividends and stock repurchases); or

•  for transactions from which the director derived improper personal benefit.

New Legacy’s amended and restated certificate of incorporation eliminates the personal liability of directors for monetary damages for actions taken as a director to the fullest extent authorized by the DGCL.

New Legacy’s amended and restated bylaws provide that it will indemnify and advance expenses to its directors and officers, and may indemnify and advance expenses to its employees and agents, to the fullest extent permitted by law. New Legacy’s amended and restated bylaws expressly authorized New Legacy to maintain insurance providing indemnification for its directors, officers, employees, agents and other persons against any expense, liability or loss, whether or not New Legacy would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Under the Partnership Agreement, in most circumstances, the Partnership will indemnify the following persons, to the fullest extent permitted by law, from and against all losses, claims, damages or similar events:

•  the Partnership GP;

•  any departing general partner;

•  any person who is or was an affiliate of a general partner or any departing general partner;

•  any person who is or was a director, officer, member, partner, fiduciary or trustee of any entity set forth in the preceding three bullet points;

•  any person who is or was serving as director, officer, member, partner, fiduciary or trustee of another person at the request of the Partnership GP or any departing general partner; and

•  any person designated by the Partnership GP.

Any indemnification under these provisions will only be out of the Partnership’s assets. Unless it otherwise agrees, the Partnership GP will not be personally liable for, or have any obligation to contribute or lend funds or assets to the Partnership to enable it to effectuate, indemnification. The Partnership may purchase insurance against liabilities asserted against and expenses incurred by persons for the Partnership’s activities, regardless of whether the Partnership would have the power to indemnify the person against liabilities under the Partnership Agreement.

Conflicts of Interest; Fiduciary Duties; Corporate Opportunities

New Legacy	The Partnership

Under the DGCL, a transaction or a contract between a corporation and an officer or director is not void or voidable solely because of the officer’s or director’s interest if:

•  the material facts are disclosed or made known to the board of directors (or committee thereof) and a

The Partnership GP (i) agrees that its sole business will be to act as a general partner or managing member, as the case may be, of the Partnership and any other partnership or limited liability company of which the Partnership is, directly or indirectly, a partner or member and to undertake

New Legacy	The Partnership

majority of the disinterested directors vote to authorize the transaction in good faith;

•  the material facts are disclosed or made known to the stockholders entitled to vote thereon and the transaction is specifically approved in good faith by vote of the stockholders; or

•  the transaction is fair to the corporation at the time it is authorized, approved or ratified by the board of directors (or committee thereof) or the stockholders.

New Legacy’s amended and restated certificate of incorporation renounces, to the fullest extent permitted by applicable law, any interest or expectancy of New Legacy and its subsidiaries in any business opportunity, transaction or other matter that may be a corporate opportunity for any non-employee director and its affiliates, except where such opportunity is (i) expressly offered to such person solely in his or her capacity as a director or officer of New Legacy or (ii) identified by a non-employee director solely through the disclosure of information by or on behalf of New Legacy.

activities that are ancillary or related thereto (including being a limited partner in the Partnership) and (ii) will not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to (A) its performance as general partner or managing member, if any, of one or more group members or as described in or contemplated by the registration statement or (B) the acquiring, owning or disposing of debt or equity securities in any group member.

Each indemnitee (other than the Partnership GP) will have the right to engage in businesses of every type and description and other activities for profit and to engage in and possess an interest in other business ventures of any and every type or description, whether in businesses engaged in or anticipated to be engaged in by any group member, independently or with others, including business interests and activities in direct competition with the business and activities of any group member, and none of the same will constitute a breach of the Partnership Agreement or any duty expressed or implied by law to any group member or any partner.

Engaging in competitive activities by any indemnitees (other than the Partnership GP and its subsidiaries) approved by the Partnership and all its partners. It is not a breach of any fiduciary duty or any other obligation of any type whatsoever of the Partnership GP or of any indemnitee for the indemnitees (other than the Partnership GP and its subsidiaries) to engage in such business interests and activities in preference to or to the exclusion of the Partnership. The doctrine of corporate opportunity, or any analogous doctrine, will not apply to any indemnitee (including the Partnership GP and its subsidiaries). No indemnitee (including the Partnership GP and its subsidiaries) who acquires knowledge of a potential transaction, agreement, arrangement or other matter that may be an opportunity for the Partnership, will have any duty to communicate or offer such opportunity to the

Partnership, and such indemnitee (including the Partnership GP and its subsidiaries) will not be liable to the Partnership, to any limited partner or any other person for breach of any fiduciary or other duty by reason of the fact that such indemnitee (including the Partnership GP and its subsidiaries) pursues or acquires for itself, directs such opportunity to another

New Legacy	The Partnership

person or does not communicate such opportunity or information to the Partnership.

The Partnership GP and each of its affiliates may acquire units, Series A Preferred Units, Series B Preferred Units, IDUs or other partnership securities in addition to those acquired on the closing date and, except as otherwise provided in the Partnership Agreement, will be entitled to exercise, at their option, all rights relating to all units or other partnership securities acquired by them. The term “affiliates” when used in this section with respect to the Partnership GP will not include any group member.

Taxation

New Legacy	The Partnership
New Legacy is classified as a corporation for U.S. federal income tax purposes and is subject to U.S. federal income tax on its taxable income. See “Material U.S. Federal Income Tax Consequences.”

The Partnership is classified as a partnership for U.S. federal income tax purposes and, generally, is not subject to entity-level U.S. federal income taxes.

Each unitholder receives a Schedule K-1 from the Partnership reflecting such unitholder’s share of the Partnership’s items of income, gain, loss and deduction for each taxable year following the end of such taxable year.

DESCRIPTION OF NEW LEGACY CAPITAL STOCK

General

The following description of New Legacy’s common stock, preferred stock, certificate of incorporation and bylaws is a summary only and reflects New Legacy’s amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon consummation of the Corporate Reorganization, forms of which are included as exhibits to the Merger Agreement, a copy of which is attached as Annex A to this proxy statement/prospectus. Immediately following the Corporate Reorganization, New Legacy’s authorized capital stock will consist of 945,000,000 shares of common stock, $0.01 par value per share, and 105,000,000 shares of preferred stock, $0.01 par value per share.

Common Stock

Holders of shares of the common stock are entitled to one vote for each share held of record on all matters on which stockholders are entitled to vote generally, including the election or removal of directors elected by New Legacy’s stockholders generally. The holders of the common stock do not have cumulative voting rights in the election of directors.

Holders of shares of the common stock are entitled to receive dividends when, as and if declared by the New Legacy Board out of funds legally available therefor, subject to any statutory or contractual restrictions on the payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock.

Upon New Legacy’s liquidation, dissolution or winding up and after payment in full of all amounts required to be paid to creditors and to the holders of preferred stock having liquidation preferences, if any, the holders of shares of the common stock will be entitled to receive pro rata New Legacy’s remaining assets available for distribution.

All shares of the common stock that will be outstanding upon consummation of the Corporate Reorganization will be fully paid and non-assessable. The common stock will not be subject to further calls or assessments by New Legacy. Holders of shares of the common stock will not have preemptive, subscription, redemption or conversion rights. There will be no redemption or sinking fund provisions applicable to the common stock. The rights powers, preferences and privileges of the common stock will be subject to those of the holders of any shares of preferred stock or any other series or class of stock that New Legacy may authorize and issue in the future.

Preferred Stock

No shares of preferred stock will be issued or outstanding immediately upon consummation of the Corporate Reorganization. New Legacy’s amended and restated certificate of incorporation authorizes the New Legacy Board to establish one or more series of preferred stock (including convertible preferred stock). Unless required by law or any stock exchange, the authorized shares of preferred stock will be available for issuance without further action by the holders of the common stock. The New Legacy Board is able to determine, with respect to any series of preferred stock, the powers (including voting powers), preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof, including, without limitation:

•	the designation of the series;

•

the number of shares of the series, which the New Legacy Board may, except where otherwise provided in the preferred stock designation, increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares then outstanding);

•	whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

•	the dates at which dividends, if any, will be payable;

•	the redemption or repurchase rights and price or prices, if any, for shares of the series;

•	the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

•	the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of New Legacy’s affairs;

•

whether the shares of the series will be convertible into shares of any other class or series, or any other security, of New Legacy or any other entity, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

•	restrictions on the issuance of shares of the same series or of any other class or series; and

•	the voting rights, if any, of the holders of the series.

Dividends

The DGCL permits a corporation to declare and pay dividends out of “surplus” or, if there is no “surplus,” out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year. “Surplus” is defined as the excess of the net assets of the corporation over the amount determined to be the capital of the corporation by its board of directors. The capital of the corporation is typically calculated to be (and cannot be less than) the aggregate par value of all issued shares of capital stock. Net assets equals the fair value of the total assets minus total liabilities. The DGCL also provides that dividends may not be paid out of net profits if, after the payment of the dividend, remaining capital would be less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. Declaration and payment of any dividend will be subject to the discretion of the New Legacy Board.

New Legacy has no current plans to pay dividends on the common stock. Any decision to declare and pay dividends in the future will be made at the sole discretion of the New Legacy Board and will depend on, among other things, New Legacy’s results of operations, cash requirements, financial condition, contractual restrictions and other factors that the New Legacy Board may deem relevant. Because New Legacy will be a holding company following the Corporate Reorganization and will have no direct operations, New Legacy will only be able to pay dividends from funds it receives from its subsidiaries. In addition, New Legacy’s ability to pay dividends will be limited by covenants in its existing indebtedness and may be limited by the agreements governing other indebtedness that New Legacy or its subsidiaries incur in the future.

Annual Stockholder Meetings

New Legacy’s amended and restated bylaws provide that annual stockholder meetings will be held at a date, time and place, if any, as exclusively selected by the New Legacy Board. To the extent permitted under applicable law, New Legacy may conduct meetings by remote communications, including by webcast.

Anti-Takeover Effects of New Legacy’s Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws and Certain Provisions of Delaware Law

New Legacy’s amended and restated certificate of incorporation, amended and restated bylaws and the DGCL contain provisions, which are summarized in the following paragraphs, which are intended to enhance the likelihood of continuity and stability in the composition of the New Legacy Board. These provisions are intended to avoid costly takeover battles, reduce New Legacy’s vulnerability to a hostile or abusive change of control and enhance the ability of the New Legacy Board to maximize stockholder value in connection with any unsolicited offer to acquire New Legacy. However, these provisions may have an anti-takeover effect and may delay, deter or prevent a merger or acquisition of New Legacy by means of a tender offer, a proxy contest or other takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the prevailing market price for the shares of common stock held by stockholders.

Authorized but Unissued Capital Stock

Delaware law does not require stockholder approval for any issuance of shares that are authorized and available for issuance. However, the listing requirements of NASDAQ, which would apply so long as the common stock remains listed on NASDAQ, require stockholder approval of certain issuances equal to or exceeding 20% of the then-outstanding voting power of New Legacy’s capital stock or the-then outstanding number of shares of common stock. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

The New Legacy Board may generally issue shares of one or more series of preferred stock on terms calculated to discourage, delay or prevent a change of control of New Legacy or the removal of its management. Moreover, New Legacy’s authorized but unissued shares of preferred stock will be available for future issuances in one or more series without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, to facilitate acquisitions and in connection with employee benefit plans.

One of the effects of the existence of authorized and unissued and unreserved common stock or preferred stock may be to enable the New Legacy Board to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of New Legacy by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of New Legacy’s management and possibly deprive New Legacy’s stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Classified Board of Directors

If the Board Classification Proposal is approved by the unitholders, New Legacy’s amended and restated certificate of incorporation will provide that the New Legacy Board will be divided into three classes of directors, with the classes to be as nearly equal in number as possible, and with the directors serving three-year terms. As a result, approximately one-third of the New Legacy Board will be elected each year. The classification of directors will have the effect of making it more difficult for stockholders to change the composition of the New Legacy Board. New Legacy’s amended and restated certificate of incorporation and amended and restated bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors will be fixed from time to time exclusively pursuant to a resolution adopted by the New Legacy Board.

If the Board Classification Proposal is not approved by the unitholders, the New Legacy Board will consist of a single class of six directors, each of whom will serve until the next annual meeting of stockholders and until his or her successor has been duly elected and qualified.

Delaware Law

New Legacy will not be subject to the provisions of Section 203 of the DGCL, regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation, including those whose securities are listed for trading on NASDAQ, from engaging in any business combination (as defined below) with any interested shareholder (as defined below) for a period of three years following the date that the shareholder became an interested shareholder, unless:

•

the business combination or the transaction which resulted in the interested stockholder becoming an interested shareholder is approved by the board of directors before the date the interested shareholder attained that status;

•

upon consummation of the transaction that resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding certain shares); or

•

on or after such time the business combination is approved by the board of directors and authorized at a meeting of shareholders by at least two-thirds of the outstanding voting stock that is not owned by the interested shareholder.

For purposes of these provisions, a “business combination” includes, among other things, a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder, and an “interested stockholder” includes a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s outstanding voting stock.

Removal of Directors; Vacancies and Newly Created Directorships

Under the DGCL, unless otherwise provided in New Legacy’s amended and restated certificate of incorporation, directors serving on a classified board may be removed by the stockholders only for cause. If the Board Classification Proposal is approved by the unitholders, New Legacy’s amended and restated certificate of incorporation will provide that directors may be removed only for cause, and only upon the affirmative vote of holders of at least 66 2/3% of the voting power of all the then-outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class. If the Board Classification Proposal is not approved by the unitholders, New Legacy’s amended and restated certificate of incorporation will provide that any or all of the directors (other than the directors elected by the holders of any series of preferred stock) may be removed with or without cause and only by the affirmative vote of the holders of at least 66 2/3% of the voting power of all of the then outstanding shares of voting stock, voting together as a single class.

In addition, New Legacy’s amended and restated certificate of incorporation also provides that, subject to the rights granted to one or more series of preferred stock then outstanding, any newly created directorship on the New Legacy Board that results from an increase in the number of directors and any vacancy occurring in the New Legacy Board may only be filled by a majority of the directors then in office, although less than a quorum, or by a sole remaining director.

No Cumulative Voting

Under Delaware law, the right to vote in the election of directors cumulatively does not exist unless the certificate of incorporation specifically authorizes cumulative voting. New Legacy’s amended and restated certificate of incorporation does not authorize cumulative voting. Therefore, stockholders holding a majority in voting power of the shares of New Legacy’s stock entitled to vote generally in the election of directors will be able to elect all New Legacy’s directors.

Special Stockholder Meetings

New Legacy’s amended and restated certificate of incorporation provides that special meetings of New Legacy’s stockholders may be called at any time only by or at the direction of the New Legacy Board or the chairman of the New Legacy Board. New Legacy’s amended and restated bylaws prohibit the conduct of any business at a special meeting other than as specified in the notice for such meeting. These provisions may have the effect of deterring, delaying or discouraging hostile takeovers, or changes in control or management of New Legacy.

Director Nominations and Stockholder Proposals

New Legacy’s amended and restated bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the New Legacy Board or a committee of the New Legacy Board. In order for any matter to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide New Legacy with certain information. Generally, to be timely, a stockholder’s notice must be received at New Legacy’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the immediately preceding annual meeting of stockholders. New Legacy’s amended and restated bylaws also specify requirements as to the form and content of a stockholder’s notice. New Legacy’s amended and restated bylaws allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of New Legacy.

Proxy Access for Director Nominations

In addition to the director nomination provisions described above, New Legacy’s amended and restated bylaws permit any stockholder or group of up to 20 stockholders who have maintained continuous qualifying ownership of 3% or more of the outstanding common stock for at least three years and who comply with the other requirements set forth in the bylaws to include up to a specified number of director nominees in New Legacy’s proxy materials for an annual meeting. The maximum number of stockholder nominees permitted under these proxy access provisions of New Legacy’s amended and restated bylaws is the greater of two or 20% of the number of New Legacy’s directors on the last day a notice of nomination may be submitted. Notice of a nomination under New Legacy’s proxy access bylaw provisions must be delivered by a stockholder to New Legacy’s Secretary at its principal executive offices not later than the close of business on the 120th day, nor earlier than the close of business on the 150th day, prior to the first anniversary of the date the definitive proxy statement was first sent to stockholders in connection with the preceding year’s annual meeting of stockholders. If the date of the annual meeting is more than 30 days before or more than 70 days after such anniversary date, notice by the stockholder must be so delivered not earlier than the close of business on the 150th day prior to such annual meeting and not later than the close of business on the later of the 120th day prior to such annual meeting or the 10th day following the day on which New Legacy publicly announces the date of the annual meeting. Such notice by a stockholder must include certain information and representations as specified in New Legacy’s amended and restated bylaws, including, but not limited to, a statement that the stockholder does not have any present intent to change or influence control of New Legacy, and that it acquired the common stock in the ordinary course of business and without any such intent. The complete proxy access procedures for director nominations are set forth in New Legacy’s amended and restated bylaws.

No Stockholder Action by Written Consent

Legacy’s amended and restated certificate of incorporation provides that any action required or permitted to be taken by the stockholders must be taken at a duly called annual or special meeting of stockholders and may not be taken by any consent in writing of such stockholders.

Supermajority Provisions

New Legacy’s amended and restated certificate of incorporation and amended and restated bylaws provide that the board of directors is expressly authorized to make, alter, amend, change, add to, rescind or repeal, in whole or in part, New Legacy’s bylaws without a stockholder vote in any matter not inconsistent with the laws of the State of Delaware or New Legacy’s amended and restated certificate of incorporation. Any amendment, alteration, rescission or repeal of New Legacy’s bylaws by New Legacy’s stockholders requires the affirmative vote of the holders of at least 66 2/3% in voting power of all outstanding shares of stock entitled to vote thereon, voting together as a single class.

The DGCL provides generally that the affirmative vote of the holders of a majority of the outstanding shares entitled to vote thereon, voting together as a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.

New Legacy’s amended and restated certificate of incorporation provides that the following provisions in New Legacy’s amended and restated certificate of incorporation may be amended, altered, repealed or rescinded only by the affirmative vote of the holders of at least 66 2/3% in voting power of all outstanding shares of New Legacy’s stock entitled to vote thereon, voting together as a single class:

•	the provision requiring a 66 2/3% supermajority vote for stockholders to amend our amended and restated bylaws;

•	assuming the Board Classification Proposal is approved by the unitholders, the provisions providing for a classified board of directors (the election and term of our directors);

•	the provisions regarding resignation and removal of directors;

•	the provisions regarding competition and corporate opportunities;

•	the provisions opting out of Section 203 of the DGCL (as described above);

•	the provisions regarding stockholder action by written consent;

•	the provisions regarding calling special meetings of stockholders;

•	the provisions relating to annual meetings of stockholders;

•	the provisions regarding filling vacancies on our board of directors and newly-created directorships;

•	the provisions eliminating monetary damages to the fullest extent permitted by law for breaches of fiduciary duty by a director; and

•	the amendment provision requiring that the above provisions be amended only with a 66 2/3% supermajority vote.

The combination of the classification of the New Legacy Board (assuming the Board Classification Proposal is approved by the unitholders), the lack of cumulative voting and the supermajority voting requirements will make it more difficult for New Legacy’s existing stockholders to replace the New Legacy Board as well as for another party to obtain control of New Legacy by replacing the New Legacy Board. Because the New Legacy Board has the power to retain and discharge New Legacy’s officers, these provisions could also make it more difficult for existing stockholders or another party to effect a change in management.

These provisions may have the effect of deterring hostile takeovers or delaying or preventing changes in control of New Legacy or its management, such as a merger, reorganization or tender offer. These provisions are intended to enhance the likelihood of continued stability in the composition of the New Legacy Board and its policies and to discourage certain types of transactions that may involve an actual or threatened acquisition of New Legacy. These provisions are designed to reduce New Legacy’s vulnerability to an unsolicited acquisition proposal. The provisions are also intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for New Legacy’s shares and, as a consequence, they also may inhibit fluctuations in the market price of New Legacy’s shares that could result from actual or rumored takeover attempts. Such provisions may also have the effect of preventing changes in management.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, New Legacy’s stockholders will have appraisal rights in connection with a merger or consolidation of New Legacy. Pursuant to the DGCL, stockholders entitled to seek appraisal who properly assert and perfect appraisal rights in accordance with Section 262 of the DGCL in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Court of Chancery of the State of Delaware.

Stockholders’ Derivative Actions

Under the DGCL, any of New Legacy’s stockholders may bring an action in the company’s name to procure a judgment in its favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of New Legacy’s shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved upon such stockholder by operation of law.

Corporate Opportunity

Delaware law permits a corporation to adopt provisions in its certificate of incorporation renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. New Legacy’s amended and restated certificate of incorporation, to the maximum extent permitted from time to time by Delaware law, renounces any interest or expectancy that New Legacy has in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to directors who are not employees of New Legacy (and their respective affiliates). New Legacy’s amended and restated certificate of incorporation provides that, to the fullest extent permitted by law, no director who is not employed by New Legacy (including any non-employee director who serves as one of New Legacy’s officers in both his director and officer capacities) or his or her affiliates will have any duty to refrain from (i) engaging in a corporate opportunity in the same or similar lines of business in which New Legacy or its affiliates now engage or propose to engage or (ii) otherwise competing with New Legacy or its affiliates. In addition, to the fullest extent permitted by law and subject to certain specified exceptions, in the event that any non-employee director acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity for himself or herself or his or her affiliates or for New Legacy or its affiliates, such person will have no duty to communicate or offer such transaction or business opportunity to New Legacy or any of its affiliates and they may take any such opportunity for themselves or offer it to another person or entity.

New Legacy’s amended and restated certificate of incorporation does not renounce New Legacy’s interest in any business opportunity that is (i) expressly offered to a non-employee director solely in his or her capacity as a director or officer of New Legacy or (ii) identified by such non-employee director solely through the disclosure of information by or on behalf of New Legacy. To the fullest extent permitted by law, no business opportunity will be deemed to be a potential corporate opportunity for New Legacy if it is a business opportunity that (i) New Legacy is neither financially or legally able, nor contractually permitted to undertake, (ii) from its nature, is not in the line of New Legacy’s business or is of no practical advantage to New Legacy or (iii) is one in which New Legacy has no interest or reasonable expectancy.

Limitations on Liability and Indemnification and Advancement of Expenses of Officers and Directors

The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. New Legacy’s amended and restated certificate of incorporation includes a provision that eliminates the personal liability of directors for monetary damages to the corporation or its stockholders for any breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. The effect of these provisions is to eliminate the rights of New Legacy and its stockholders, through stockholders’ derivative suits on New Legacy’s behalf, to recover monetary damages from a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior. However, exculpation does not apply to any breaches of the director’s duty of loyalty, any acts or omissions not in good faith or that involve intentional misconduct or knowing violation of law, any authorization of dividends or stock redemptions or repurchases paid or made in violation of the DGCL, or for any transaction from which the director derived an improper personal benefit.

New Legacy’s amended and restated bylaws generally provide that it must indemnify and advance expenses to its directors and officers to the fullest extent authorized by the DGCL. New Legacy also is expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for its directors, officers and certain employees for some liabilities. In addition, New Legacy may also enter into indemnification agreements with its directors and officers in the future. New Legacy believes that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation of liability, indemnification and advancement provisions in New Legacy’s amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit New Legacy and its stockholders. In addition, your investment may be adversely affected to the extent New Legacy pays the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

There is currently no pending material litigation or proceeding involving any of New Legacy’s directors, officers or employees for which indemnification or advancement of expenses is sought.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock will be Computershare Trust Company, N.A.

Listing

It is a condition to the consummation of the Merger that the common stock issuable in the Merger be approved for listing on a national securities exchange, subject to official notice of issuance. The common stock is expected to trade on NASDAQ under the symbol “LGCY.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of certain material U.S. federal income tax consequences to U.S. holders (as defined below) of the Merger and of owning and disposing of common stock received in the Merger. This discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations (the “Treasury Regulations”) promulgated under the Code and judicial authority and administrative interpretations, all as of the date of this document, and all of which are subject to change, possibly with retroactive effect, and are subject to differing interpretations. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. No ruling has been or is expected to be sought from the Internal Revenue Service (the “IRS”) with respect to any of the tax consequences discussed below. As a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below.

This discussion is limited to U.S. holders that hold their units or Preferred Units, and will hold their common stock received in the Merger, as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address any tax consequences arising under the Medicare tax on net investment income or the alternative minimum tax, nor does it address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any U.S. federal laws other than those pertaining to income taxes. Furthermore, this discussion does not address all aspects of U.S. federal income taxation that may be applicable to U.S. holders in light of their particular circumstances or to U.S. holders that may be subject to special rules under U.S. federal income tax laws, including, without limitation:

•	a bank, insurance company or other financial institution;

•	a tax-exempt or governmental organizations;

•	a real estate investment trust;

•	an S corporation or other pass-through entity (or an investor in an S corporation or other pass-through entity);

•	a regulated investment company or a mutual fund;

•	a “controlled foreign corporation” or a “passive foreign investment company”;

•	a dealer or broker in stocks and securities, or currencies;

•	a trader in securities that elects mark-to-market treatment;

•	a holder of units or Preferred Units that received such units or Preferred Units through the exercise of an employee option, pursuant to a retirement plan or otherwise as compensation;

•	a holder of options, or holders of restricted units or Preferred Units or bonus units or Preferred Units, granted under any the Partnership benefit plan;

•	a person whose functional currency is not the U.S. dollar;

•

a holder of units or Preferred Units that holds such units or Preferred Units as part of a hedge, straddle, appreciated financial position, conversion or other “synthetic security” or integrated investment or risk reduction transaction;

•	accrual method U.S. holders that prepare an “applicable financial statement” (as defined in Section 451 of the Code); or

•	a U.S. expatriate.

If a partnership, or any entity treated as a partnership for U.S. federal income tax purposes, holds units or Preferred Units, the tax treatment of a partner in such partnership generally will depend on the status of the partner and the activities of the partnership and upon certain determinations made at the partner level. A partner in a partnership holding units or Preferred Units should consult its own tax advisor about the U.S. federal income tax consequences of the Merger and of such partnership owning and disposing of common stock received in the Merger.

For purposes of this discussion, “U.S. holder” is a beneficial owner of units, Preferred Units or common stock that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•

a corporation (or any other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (i) the administration of which is subject to the primary supervision of a U.S. court and that has one or more United States persons that have the authority to control all substantial decisions of the trust or (ii) that has made a valid election under applicable U.S. Treasury Regulations to be treated as a United States person.

THIS DISCUSSION IS PROVIDED FOR GENERAL INFORMATION ONLY AND IS NOT A COMPLETE ANALYSIS OR DESCRIPTION OF ALL POTENTIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER OR THE RECEIPT, OWNERSHIP AND DISPOSITION OF SHARES, IF ANY, RECEIVED IN THE MERGER. EACH HOLDER OF COMMON UNITS OR PREFERRED UNITS IS STRONGLY URGED TO CONSULT WITH AND RELY UPON ITS OWN TAX ADVISOR AS TO THE SPECIFIC FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO SUCH HOLDER OF THE MERGER AND THE RECEIPT, OWNERSHIP AND DISPOSITION OF SHARES, IF ANY, RECEIVED IN THE MERGER, TAKING INTO ACCOUNT ITS OWN PARTICULAR CIRCUMSTANCES.

Tax Consequences of the Merger to U.S. Holders of Common Units or Preferred Units

Tax Characterization of the Merger. The receipt of common stock in exchange for units or Preferred Units pursuant to the Merger Agreement is generally intended to qualify as an exchange described in Section 351 of the Code for U.S. holders for U.S. federal income tax purposes. A U.S. holder generally will not recognize gain or loss on the receipt of common stock in exchange for units or Preferred Units (although they may recognize gain with respect to any cash received in lieu of fractional shares as discussed below). Accordingly, other than with respect to cash received in lieu of fractional shares, it is intended that:

•	U.S. holders will generally recognize no gain or loss (or cancellation of indebtedness income) on their receipt of common stock in exchange for units or Preferred Units;

•

each U.S. holder’s aggregate tax basis in the shares of common stock received in the Merger will generally be the same as their aggregate tax basis in the units or Preferred Units surrendered in exchange therefor, with such aggregate basis allocated pro rata among each share of common stock received in the Merger; and

•

the holding period of common stock received in exchange for units or Preferred Units will generally include the holding period of the units or Preferred Units for which it is exchanged, except to the extent the common stock is received by such holder in exchange for interests in Section 751 assets of Partnership that are neither capital assets nor Section 1231 assets, in which case the holding period of such stock begins on the day following the date of the Merger.

The foregoing discussion assumes that no U.S. holder’s share of the Partnership’s nonrecourse liabilities exceeds their adjusted tax basis in their units or Preferred Units. If this assumption is not accurate with respect to any U.S. holder, such U.S. holder is strongly urged to consult its own tax advisor with respect to the U.S. holder’s specific tax consequences of the Merger, taking into account its own particular circumstances.

A U.S. holder’s initial tax basis in units or Preferred Units purchased with cash equaled, at the time of such purchase, the amount such holder paid for the units or Preferred Units plus the U.S. holder’s share of the Partnership’s nonrecourse liabilities. Over time that basis would have (i) increased by the U.S. holder’s share of the Partnership’s income and by any increases in the U.S. holder’s share of the Partnership’s nonrecourse liabilities, and (ii) decreased, but not below zero, by distributions from the Partnership (other than distributions treated as guaranteed payments), by the U.S. holder’s share of the Partnership’s losses, by any decreases in the U.S. holder’s share of the Partnership’s nonrecourse liabilities and by the U.S. holder’s share of the Partnership’s expenditures that are not deductible in computing taxable income and are not required to be capitalized.

The tax treatment of cash received in lieu of fractional shares by Preferred Unitholders is not entirely certain. New Legacy intends to take the position that the receipt of cash in lieu of fractional shares by Preferred Unitholders generally will be treated as money received in the Section 351 exchange and U.S. holders may recognize gain, if any, but not loss as a result thereof. The amount of gain required to be recognized by a holder will be equal to the lesser of (i) the amount of cash received and (ii) the amount of gain realized on the exchange. The amount of gain realized on the exchange, if any, will be the excess of (x) the sum of the fair value of the common stock received, plus any cash received in lieu of fractional shares, plus such holder’s share of the Partnership’s nonrecourse liabilities immediately prior to the Merger, over (y) such holder’s adjusted tax basis in the units and Preferred Units exchanged in the Merger. Except as noted below, gain recognized by a U.S. holder on the receipt of cash in lieu of fractional shares in the Merger will generally be taxable as capital gain. However, a portion of this gain may be separately computed and taxed as ordinary income under Section 751 of the Code to the extent attributable to “unrealized receivables,” including depreciation recapture, or to “inventory items” owned by the Partnership and its subsidiaries. To the extent a U.S. holder of Preferred Units receives cash in lieu of fractional shares, such holder’s basis in the common stock received in the Merger will be calculated as described above, but increased by the amount of any gain, if any, recognized in the Merger and decreased by the amount of cash received. It is possible, however, that the receipt of cash in lieu of a fractional share may be treated as if the U.S. holder received the fractional share in the Merger and then received the cash in a redemption of the fractional share, in which case the U.S. holder should generally recognize gain or loss equal to the difference between the amount of the cash received in lieu of the fractional share and the U.S. holder’s tax basis allocable to such fractional share.

Capital gain recognized by a U.S. holder will generally be long-term capital gain if the U.S. holder has held its units for more than one year as of the effective time of the Merger. If the U.S. holder is an individual, such long-term capital gain will generally be eligible for reduced rates of taxation.

Passive losses that were not deductible by a U.S. holder in prior taxable periods because they exceeded a U.S. holder’s share of the Partnership’s income may be utilized to offset any gain recognized in the Merger and may be deducted in full upon the U.S. holder’s taxable disposition of its common stock received in the Merger.

The Merger should qualify as an exchange described in Section 351 of the Code, with the resulting consequences described above, if the holders of Units and Preferred Units are in control (within the meaning of Section 368(c) of the Code) of New Legacy immediately after the Merger. “Control” for purposes of Section 351 is defined as the ownership of stock possessing at least 80 percent of the total combined voting power of all classes of stock entitled to vote and at least 80 percent of the total number of shares of all other classes of stock of the corporation. The holders of units and Preferred Units will receive control of New Legacy pursuant to the Merger. However, if the parties to the transaction take any steps that would cause such holders to lose “control” of New Legacy immediately after the Merger within the meaning of Section 368(c) of the Code as interpreted by applicable case law and IRS guidance, the transaction would not satisfy the requirements of Section 351 of the Code, in which case the exchange of units and Preferred Units for common stock (and cash in lieu of fractional shares) would be a taxable transaction and any gain or loss realized by a holder would be recognized.

The U.S. federal income tax consequences of the Merger to a unitholder or Preferred Unitholder are complex and will depend on such limited partner’s own personal tax situation. Accordingly, each U.S. holder is strongly urged to consult its own tax advisor with respect to the specific tax consequences of the Merger, taking into account its own particular circumstances.

The Partnership Items of Income, Gain, Loss and Deduction for the Taxable Period Ending on the Date of the Merger. A U.S. holder of units will be allocated its share of the Partnership’s items of income, gain, loss and deduction for the taxable period of the Partnership ending on the date of the Merger.

These allocations will be made in accordance with the terms of the Partnership Agreement. A U.S. holder will be subject to U.S. federal income taxes on any such allocated income and gain even if such U.S. holder does not receive a cash distribution from the Partnership. Any such income and gain allocated to a U.S. holder will increase the U.S. holder’s tax basis in the units or Preferred Units held and, therefore, will impact such U.S. holder’s basis in the common stock received in the Merger. Any losses or deductions allocated to a U.S. holder will decrease the U.S. holder’s tax basis in the units or Preferred Units held and, therefore, will impact such U.S. holder’s basis in the common stock received in the Merger.

Tax Consequences to U.S. Holders of Owning and Disposing of Shares Received in the Merger

Distributions on Shares. For U.S. federal income tax purposes, distributions of cash by New Legacy to a U.S. holder with respect to shares received in the Merger will generally be included in a U.S. holder’s income as ordinary dividend income to the extent of New Legacy’s current or accumulated “earnings and profits” as determined under U.S. federal income tax principles. A portion of the cash distributed to the stockholders by New Legacy after the Merger may exceed New Legacy’s current or accumulated earnings and profits. Distributions of cash in excess of New Legacy’s current or accumulated earnings and profits will be treated as a non-taxable return of capital reducing a U.S. holder’s adjusted tax basis in such U.S. holder’s shares and, to the extent the distribution exceeds such U.S. holder’s adjusted tax basis, as capital gain from the sale or exchange of such shares. Dividends received by a corporate U.S. holder may be eligible for a dividends received deduction, subject to applicable limitations. Dividends received by an individual U.S. holder may be taxed at the lower applicable long-term capital gains rate if such dividends are treated as “qualified dividend income” for U.S. federal income tax purposes.

Sale, Exchange, Certain Redemptions or Other Taxable Dispositions of Shares. Upon the sale, exchange, certain redemptions or other taxable dispositions of New Legacy shares received in the Merger, a U.S. holder will generally recognize capital gain or loss equal to the difference between (i) the amount of cash and the fair market value of any other property received upon such taxable disposition of shares and (ii) the U.S. holder’s adjusted tax basis in such shares. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period in the shares disposed of is more than twelve months at the time of such taxable disposition. Long-term capital gains of non-corporate taxpayers are generally taxed at reduced rates. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

Information returns may be required to be filed with the IRS in connection with the Merger and in connection with distributions made with respect to, or dispositions of, common stock received in the Merger. A U.S. holder may be subject to U.S. backup withholding on payments of cash received in lieu of fractional shares made pursuant to the Merger or on distributions made with respect to, or on payments made pursuant to dispositions of, common stock received in the Merger unless such holder provides proof of an applicable exemption or a correct taxpayer identification number and otherwise complies with the applicable requirements of the backup withholding rules. Any amount withheld under the U.S. backup withholding rules is not an additional tax and will generally be allowed as a refund or credit against the U.S. holder’s U.S. federal income tax liability provided that the required information is timely furnished to the IRS.

Reporting Requirements

Holders of units or Preferred Units that receive common stock representing at least 5% of the total combined voting power or value of the total outstanding common stock are required to attach to their U.S. federal income tax returns for the year in which the Merger is completed, and maintain a permanent record of, a statement containing the information listed in U.S. Treasury Regulations Section 1.351-3. The facts to be disclosed by a holder include the aggregate fair market value of, and the holder’s basis in, the units or Preferred Units exchanged in the Merger.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS OF THE PARTNERSHIP

The following discussion and analysis should be read in conjunction with the “Selected Historical Consolidated Financial Data of the Partnership” and the accompanying audited and unaudited financial statements and related notes included elsewhere in this proxy statement/prospectus. The following discussion contains forward-looking statements that reflect future plans, estimates, beliefs and expected performance of the Partnership and New Legacy. The forward-looking statements are dependent upon events, risks and uncertainties that may be outside of the control of the Partnership and New Legacy. The actual results of the Partnership and New Legacy could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, market prices for oil and natural gas, production volumes, estimates of proved reserves, capital expenditures, economic and competitive conditions, regulatory changes and other uncertainties, as well as those factors discussed below and elsewhere in this proxy statement/prospectus, particularly in “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements,” all of which are difficult to predict. In light of these risks, uncertainties and assumptions, actual results may differ materially from those anticipated or implied in the forward-looking statements.

Overview

Because of the Partnership’s historical growth through acquisitions and development of properties as well as large fluctuations in commodity prices, historical results of operations and period-to-period comparisons of these results and certain financial data may not be meaningful or indicative of future results. The operating results of the properties acquired as a part of the Partnership’s asset acquisition in conjunction with an acceleration payment (the “Acceleration Payment”) under the Partnership’s joint development agreement with TPG Sixth Street Partners (as amended, the “Development Agreement”) have been included since August 1, 2017. The operating results of the acquisition of (1) 100% of the issued and outstanding limited liability company membership interests in Dew Gathering LLC, which owns directly and indirectly natural gas gathering and processing assets in Anderson, Freestone, Houston, Leon, Limestone and Robertson Counties, Texas (the “WGR Acquisition”) from WGR Operating LP (“WGR”), and (2) various oil and natural gas properties and associated exploration and production assets (the “Anadarko E&P Acquisition,” together with the WGR Acquisition, the “Anadarko Acquisitions”) from Anadarko E&P Onshore LLC (“Anadarko”) have been included since July  31, 2015.

Recent Developments

On July 31, 2018, the lenders for the Revolving Credit Agreement agreed to waive the Partnership’s compliance with the ratio of consolidated current assets to consolidated current liabilities covenant contained in the Revolving Credit Agreement for the fiscal quarter ended June 30, 2018.

Trends Affecting the Partnership’s Business and Operations

Sustained periods of low prices for oil or natural gas have and could materially and adversely affect the Partnership’s financial position, results of operations, the quantities of oil and natural gas reserves that it can economically produce and its access to capital.

The Partnership faces the challenge of natural production declines. As initial reservoir pressures are depleted, oil and natural gas production from a given well or formation decreases. The Partnership attempts to overcome this natural decline by drilling to find additional reserves, acquiring more reserves than produced, utilizing multiple types of recovery techniques such as secondary (waterflood) and tertiary recovery methods to re-pressure the reservoir and recover additional oil, recompleting or adding pay in existing wellbores and improving artificial lift.

Outlook. The oil and natural gas industry is in a challenging environment, especially over the past four years, as evidenced by volatility in the crude oil prices that ranged from over $100 per barrel in early 2014 to less than $30 per barrel in 2016, with 2017 bringing a recovery off the lows experienced in 2016 but below levels seen in 2014. As crude oil prices have strengthened through 2018, development activity in the Permian Basin has created certain basin-wide operational challenges. Crude oil and associated natural gas production growth has strained existing takeaway capacity and caused widening basis differentials in the Permian Basin relative to benchmark crude oil and natural gas prices, which affect the prices we realize for the Partnership’s crude oil and natural gas production. The narrowing of these basis differentials is largely dependent on the construction of new takeaway capacity and other factors beyond the Partnership’s control. While the Partnership believes that a significant number of these projects will be completed in 2019, there is no guarantee that these projects will be completed on time or at all. In addition, the availability of services related to drilling, completion and other well site activity is becoming tighter. The Partnership does not have the ability to control the supply of these services and if it is unable to find adequate services for its operations at economic prices, there could be a material adverse impact on its financial condition. Also, production from the Partnership’s horizontal development within the Permian Basin has, from time to time, been temporarily shut-in or constrained due to proximate development operations. The Partnership cannot control or accurately forecast the timing, duration or other operational impositions associated with such well interference but the impacts could have a material adverse effect on its financial condition. The Partnership’s development capital expenditures are expected to be approximately $225 million in 2018 and will be focused on the development of the Partnership’s Permian Basin horizontal assets. The Partnership intends to continue to prudently manage its historical low-decline proved developed producing oil and gas properties to support the development of its high return prospects as it pursues additional cash flow and increases oil and natural gas reserves. To illustrate the sensitivity the Partnership’s proved reserves to fluctuations in commodity prices, the Partnership recalculated its proved reserves as of December 31, 2017, using the five-year average forward price as of March 31, 2018 for both WTI oil and NYMEX natural gas. While this 5-year NYMEX forward strip price is not necessarily indicative of the Partnership’s overall outlook on future commodity prices, this commonly used methodology may help provide investors with an understanding of the impact of a volatile commodity price environment. Under such assumptions, the Partnership estimates the cumulative projected production from its year-end proved reserves would increase by approximately 1.5% to 182.7 MMBoe from the reported 180.0 MMBoe, which is calculated as required by the SEC.

The Partnership could breach certain financial covenants under its Revolving Credit Agreement and its Term Loan Credit Agreement, which would constitute a default under its Revolving Credit Agreement or its Term Loan Credit Agreement. Such default, if not remedied, would require a waiver from the Partnership’s lenders in order for it to avoid an event of default and subsequent acceleration of all amounts outstanding under the Revolving Credit Agreement or the Term Loan Credit Agreement or foreclosure on its oil and natural gas properties. Certain payment defaults or acceleration under the Revolving Credit Agreement or the Term Loan Credit Agreement could cause a cross-default or cross-acceleration of all of the Partnership’s indebtedness. While no assurances can be made that, in the event of a covenant breach, such a waiver will be granted, the Partnership believes the long-term global outlook for commodity prices and its efforts to date will be viewed positively by the lenders. For further discussion on the consequences of a breach of such covenants, including a potential cross-default of all Partnership existing indebtedness, see “Risk Factors—Risks Related to the Business—Low commodity prices may impact our ability to comply with debt covenants.”

Considering the current environment for the oil and natural gas industry, the Partnership’s goals in 2018 are to:

•	efficiently develop horizontal inventory in the Permian Basin to meaningfully grow oil production and total company cash flow and reserve value;

•	minimize production declines and operating costs through efficient operations; and

•	reposition its balance sheet by (i) consummating the Corporate Reorganization and (ii) evaluating and opportunistically pursuing alternatives to materially reduce its outstanding indebtedness and restructure its near term maturity indebtedness.

In the event that cash flows from operations are greater than the Partnership currently anticipates, whether as a result of increased commodity prices, reduced interest expense or otherwise, or additional external financing sources become available to it, the Partnership intends to accelerate its development plan and increase development capital expenditures.

The Partnership’s future growth will depend on its ability to continue to add reserves in excess of production. The Partnership will maintain its focus on adding reserves through organic development projects and acquisitions. The Partnership’s ability to add reserves through organic development projects and acquisitions is dependent upon many factors including its ability to raise capital, obtain regulatory approvals and contract drilling rigs and completions equipment and personnel.

The Partnership’s revenues are highly sensitive to changes in oil and natural gas prices and to levels of production. As set forth under “—Cash Flow from Investing Activities,” the Partnership has entered into oil and natural gas derivatives designed to mitigate the effects of price fluctuations covering a portion of its expected production, which allows the Partnership to mitigate, but not eliminate, oil and natural gas price risk. By removing a portion of price volatility on future oil and natural gas production through 2019, the Partnership has mitigated, but not eliminated, the potential effects of changing oil and natural gas prices on its cash flows from operations for those periods. Commodity prices may decrease, which could alter its acquisition and development plans, and adversely affect its growth strategy and ability to access additional capital in the capital markets and through its Revolving Credit Agreement. The Partnership continuously conducts financial sensitivity analyses to assess the effect of changes in pricing and production. These analyses allow the Partnership to determine how changes in oil and natural gas prices will affect its ability to execute development plans and to meet future financial obligations. Further, the financial analyses allow the Partnership to monitor any impact such changes in oil and natural gas prices may have on the value of its proved reserves and their impact on any redetermination to the Partnership’s borrowing base under its Revolving Credit Agreement.

Restrictions on Paying Distributions

As of January 21, 2016, the Partnership has suspended all cash distributions to unitholders and monthly cash distributions to Preferred Unitholders. The Revolving Credit Agreement and the Term Loan Credit Agreement provide that cash distributions can be made only out of available cash, provided that distributions do not exceed 90% of available cash, and both before and after giving effect to any such distribution (i) no default or event of default has occurred and is continuing or would result therefrom, (ii) the Partnership has unused lender commitments of not less than 15% of the total lender commitments under the Revolving Credit Agreement then in effect, and (iii) the Partnership’s ratio of total debt at such time to its EBITDA for the four fiscal quarters ending on the last day of the fiscal quarter immediately preceding the date of determination for which financial statements are available is equal to or less than 4.00 to 1.00. The Revolving Credit Agreement currently prohibits distributions to unitholders given leverage ratios and limited availability under the Revolving Credit Agreement. Additionally, the Partnership Agreement requires it to pay or set aside for payment all accrued but unpaid distributions with respect to the Preferred Units prior to or contemporaneously with making any distribution with respect to the units.

Operating Data

The following table sets forth the Partnership’s selected financial and operating data for the periods indicated.

	Three Months Ended March 31,		Year Ended December 31,
	2018	2017	2017(b)	2016	2015(c)
	(In thousands, except per unit data and production)
Revenues:
Oil sales	$93,411	$49.142	$239,448	$152,507	$199,841
Natural gas liquids sales	7,396	5,050	24,796	15,406	16,645
Natural gas sales	36,672	45,355	172,057	146,444	122,293

Total revenues	$137,479	$99,547	$436,301	$314,357	$338,779

Expenses:
Oil and natural gas production	$45,585	$49,228	$173,599	$169,755	$183,163
Ad valorem taxes	2,382	1,989	9,620	9,578	11,328

Total	$47,967	$51,217	$183,219	$179,333	$194,491
Production and other taxes	$7,362	$4,159	$19,825	$14,267	$16,383
General and administrative, excluding transaction costs and LTIP	$9,502	$8,623	$34,006	$31,196	$30,919
Transaction costs	1,782	32	8,769	5,245	8,919
LTIP expense	12,806	1,897	6,597	7,198	6,673

Total general and administrative	$24,090	$10,552	$49,372	$43,639	$46,511
Depletion, depreciation, amortization and accretion	$36,547	$28,796	$126,938	$150,414	$177,258
Commodity derivative cash settlements:
Oil derivative cash settlements received (paid)	$(4,894)	$3,139	$11,840	$37,464	$91,953
Natural gas derivative cash settlements received	2,099	1,097	12,316	27,041	40,972

Total commodity derivative cash settlements	$(2,795)	$4,236	$24,156	$64,505	$132,925
Production:
Oil (MBbls)	1,547	1,037	5,032	4,019	4,608
Natural gas liquids (MGal)	9,244	7,653	38,159	36,757	42,210
Natural gas (MMcf)	14,280	15,592	62,833	66,824	50,687
Total (MBoe)	4,147	3,818	16,413	16,032	14,061
Average daily production (Boe/d)	46,078	42,422	44,967	43,803	38,523
Average sales price per unit (excluding commodity derivative cash settlements):
Oil price (per Bbl)	$60.38	$47.39	$47.59	$37.95	$43.37
Natural gas liquids price (per Gal)	$0.80	$0.66	$0.65	$0.42	$0.39
Natural gas price (per Mcf)(a)	$2.57	$2.91	$2.74	$2.19	$2.41
Combined (per Boe)	$33.15	$26.07	$26.58	$19.61	$24.09
Average sales price per unit (including commodity derivative cash settlements):
Oil price (per Bbl)	$57.22	$50.42	$49.94	$47.27	$63.32
Natural gas liquids price (per Gal)	$0.80	$0.66	$0.65	$0.42	$0.39
Natural gas price (per Mcf)(a)	$2.72	$2.98	$2.93	$2.60	$3.22
Combined (per Boe)	$32.48	$27.18	$28.05	$23.63	$33.55
Average WTI oil spot price (per Bbl)	$62.91	$51.62	$50.80	$43.29	$48.66
Average Henry Hub natural gas spot price (per MMBtu)	$3.08	$3.02	$2.99	$2.52	$2.62
Average unit costs per Boe:
Production costs, excluding production and other taxes	$10.99	$12.89	$10.58	$10.59	$13.03
Ad valorem taxes	$0.57	$0.52	$0.59	$0.60	$0.81
Production and other taxes	$1.77	$1.09	$1.21	$0.89	$1.17
General and administrative, excluding transaction costs and LTIP	$2.29	$2.26	$2.07	$1.95	$2.20
Total general and administrative	$5.81	$2.76	$3.01	$2.72	$3.31
Depletion, depreciation, amortization and accretion	$8.81	$7.54	$7.73	$9.38	$12.61

(a)

The Partnership primarily reports and accounts for its Permian Basin natural gas volumes inclusive of the NGL content contained within those natural gas volumes. Given the price disparity between an equivalent amount of NGLs compared to natural gas, the Partnership’s realized natural gas prices in the Permian Basin and for the Partnership as a whole are higher than Henry Hub natural gas index prices due to this NGL content.

(b)

Includes the production and operating results of the properties acquired as a part of the Partnership’s asset acquisition in conjunction with the Acceleration Payment from the closing date on August 1, 2017 through December 31, 2017.

(c)

Includes the production and operating results of the oil and natural gas properties acquired in the Anadarko Acquisitions from the closing date of the acquisition on July 31, 2015 through December 31, 2015.

Results of Operations

Three-Month Period Ended March 31, 2018 Compared to Three-Month Period Ended March 31, 2017

The Partnership’s revenues from the sale of oil were $93.4 million and $49.1 million for the three-month periods ended March 31, 2018 and 2017, respectively. The Partnership’s revenues from the sale of NGLs were $7.4 million and $5.1 million for the three-month periods ended March 31, 2018 and 2017, respectively. The Partnership’s revenues from the sale of natural gas were $36.7 million and $45.4 million for the three-month periods ended March 31, 2018 and 2017, respectively. The $44.3 million increase in oil revenues reflects an increase in production of 510 MBbls (49%) due to the Partnership’s Permian horizontal drilling program and increased working interests under the Development Agreement and the increase in average realized price of $12.99 per Bbl (27%) due to an increase in average West Texas Intermediate (“WTI”) crude oil prices of $11.29 per Bbl and increased Permian production which has realized better differentials than our other regions. The $2.3 million increase in NGL sales reflects an increase in the realized NGL price of approximately $0.14 per Gal (21%) and increased ethane recoveries in our Piceance Basin properties. The $8.7 million decrease in natural gas revenues reflects lower production and lower realized natural gas prices. Average realized natural gas prices decreased by $0.34 per Mcf (12%) during the three months ended March 31, 2018 compared to the same period in 2017. Realized prices decreased due to widening regional differentials and $0.10 attributable to our adoption of ASC 606. For further discussion of our adoption of ASC 606 and its effect on the Partnership’s financial statements, please see “Note 3—Impact of ASC 606 Adoption” in the Notes to Unaudited Condensed Consolidated Financial Statements. The Partnership’s natural gas production decreased by approximately 1,312 MMcf (8%) primarily due to natural production declines and individually immaterial divestitures partially offset by increased working interests under the Partnership’s Development Agreement.

For the three-month period ended March 31, 2018, the Partnership recorded $1.7 million of net losses on oil and natural gas derivatives. Commodity derivative gains and losses represent the changes in fair value of the Partnership’s commodity derivatives during the period and are based on oil and natural gas futures prices. The net losses recognized during the three-month period ended March 31, 2018 are primarily due to unfavorable cash settlements on the Partnership’s oil derivatives and a decrease in the value of its derivative positions resulting from an increase in commodity prices during the quarter partially offset by favorable cash settlements on its natural gas derivatives. For the three-month period ended March 31, 2017, the Partnership recorded $34.7 million of net gains on oil and natural gas derivatives. Settlements of such contracts resulted in cash (payments) receipts of $(2.8) million and $4.2 million during the three months ended March 31, 2018 and 2017, respectively.

The Partnership’s oil and natural gas production expenses, excluding ad valorem taxes, decreased to $45.6 million ($10.99 per Boe) for the three-month period ended March 31, 2018 from $49.2 million ($12.89 per Boe) for the three-month period ended March 31, 2017. This decrease is primarily attributable to cost containment efforts across all operating regions partially offset by costs associated with increased production related to the Partnership’s Permian horizontal drilling program and as well as increased working interests under the Development Agreement. The Partnership’s ad valorem tax expense increased to $2.4 million

($0.57 per Boe) for the three-month period ended March 31, 2018 compared to $2.0 million ($0.52 per Boe) for the three-month period ended March 31, 2017. The increase was attributable to higher historical oil and natural gas commodity prices, resulting in higher reserve valuations, upon which much of the Partnership’s ad valorem taxes are based, resulting in higher ad valorem tax expense.

The Partnership’s production and other taxes were $7.3 million and $4.2 million for the three-month periods ended March 31, 2018 and 2017, respectively. Production and other taxes increased due to the increase in the Partnership’s production and weighted average product price as tax rates remained relatively consistent.

The Partnership’s general and administrative expenses were $24.1 million and $10.6 million for the three-month periods ended March 31, 2018 and 2017, respectively. General and administrative expenses increased due to a $10.9 million increase in LTIP expense related to the recent increase in unit price, $1.7 million increase in transaction related expenses and general cost increases.

The Partnership incurred depletion, depreciation, amortization and accretion expense, or DD&A, of $36.5 million and $28.8 million for the three-month periods ended March 31, 2018 and 2017, respectively. DD&A increased $7.8 million due primarily to increased horizontal Permian production.

The Partnership did not recognize impairment expense in the three-month period ended March 31, 2018. In the three-month period ended March 31, 2017, the Partnership recognized impairment expense of $8.1 million on seven separate producing fields primarily related to the decline in oil and natural gas futures prices during the period since December 31, 2016.

The Partnership recorded gains on disposal of assets of $20.4 million and $5.5 million for the three-month periods ended March 31, 2018 and 2017, respectively. The gains in 2018 and 2017 were primarily related to the disposition of marginal oil and natural gas assets partially offset by costs associated with disposal.

The Partnership recorded interest expense of $27.4 million and $20.1 million for the three-month periods ended March 31, 2018 and 2017, respectively. Interest expense increased period over period due to additional expense associated with new borrowings under our Second Lien Term Loan Credit Agreement and increased interest expense on the Partnership’s revolving credit facility partially offset by lower bond interest following its 2018 repurchase of Senior Notes.

As a result of the items described above, the Partnership recorded net income of $64.4 million and $16.4 million for the three-month periods ended March 31, 2018 and 2017, respectively.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

The Partnership’s revenues from the sale of oil were $239.4 million and $152.5 million for the years ended December 31, 2017 and 2016, respectively. The Partnership’s revenues from the sale of NGLs were $24.8 million and $15.4 million for the years ended December 31, 2017 and 2016, respectively. The Partnership’s revenues from the sale of natural gas were $172.1 million and $146.4 million for the years ended December 31, 2017 and 2016, respectively. The $86.9 million increase in oil revenue reflects an increase in oil production of 1,013 MBbls (25%) and an increase in average realized price of $9.64 per Bbl (25%) to $47.59 for the year ended December 31, 2017 from $37.95 for the year ended December 31, 2016. The increase in realized oil price was primarily caused by an increase in the average WTI crude oil price of $7.51 and improved realized regional differentials. The increase in production is due to an increase in net well count under The Partnership’s Development Agreement following the Acceleration Payment and continued development of the Permian Basin horizontal assets. The increase was partially offset by individually immaterial divestitures and natural declines. The $9.4 million increase in NGL revenues reflects an increase in realized NGL price of $0.23 per Gal (55%) to $0.65 per Gal for the year ended December 31, 2017 from $0.42 per Gal for the year ended December 31, 2016 and an increase in NGL production of 1,402 MGals (4%) during 2017. The $25.6 million increase in natural gas revenues reflects an increase to the Partnership’s realized natural gas prices partially offset by a decrease in natural gas production volumes. Average realized gas prices increased by $0.55 per Mcf (25%) to $2.74 per Mcf for the year ended December 31, 2017 from $2.19 per Mcf for the year ended December 31, 2016, primarily due to an increase in the average NYMEX Henry Hub natural gas price of $0.47 per Mcf over the same time period and increased natural gas volumes produced from assets in the Permian Basin which are accounted for inclusive of the NGL content contained within the natural gas volumes, resulting in a realized gas price for those assets that is higher than the NYMEX Henry Hub index price. The Partnership’s natural gas production decreased by approximately 3,991 MMcf (6%), primarily due to natural production declines in its East Texas and Piceance Basin properties partially offset by increased production from the assets developed by its Permian Basin horizontal development program.

For the year ended December 31, 2017, the Partnership recorded $17.8 million of net gains on oil and natural gas derivatives. Commodity derivative gains and losses represent the changes in fair value of the Partnership’s commodity derivative contracts during the period and are primarily based on oil and natural gas futures prices. The net gain recognized during 2017 was primarily due to cash receipts and the decrease in natural gas futures prices for periods beyond 2017, which increased the fair value of the Partnership’s derivatives in such periods. For the year ended December 31, 2016, the Partnership recorded $41.2 million of net losses on oil and natural gas derivatives. The net loss recognized during 2016 was primarily due to the increase in futures prices for periods beyond 2016, which reduced the fair value of the Partnership’s derivatives in such periods. Settlements of such contracts resulted in cash receipts of $24.2 million and $64.5 million during 2017 and 2016, respectively.

The Partnership’s oil and natural gas production expenses, excluding ad valorem taxes, increased to $173.6 million ($10.58 per Boe) for the year ended December 31, 2017 from $169.8 million ($10.59 per Boe) for the year ended December 31, 2016. This increase is primarily attributable to increased workover and repair activity across all operating regions, increased well count due to the Partnership’s Permian horizontal drilling program and increased working interests under the Development Agreement following the Acceleration Payment partially offset by general cost reduction efforts. These reduction efforts, as well as the increase in oil and NGL production, resulted in decreased production expenses per Boe during 2017 compared to 2016. The Partnership’s ad valorem tax expense remained consistent period over period due to increased oil and natural gas property valuations offset by immaterial divestitures.

The Partnership’s production and other taxes were $19.8 million and $14.3 million for the years ended December 31, 2017 and 2016, respectively. Production and other taxes increased due to higher total revenues in 2017. On a per Boe basis, production and other taxes increased to $1.21 for the year ended December 31, 2017 from $0.89 for the year ended December 31, 2016 due to higher realized prices.

The Partnership’s general and administrative expenses were $49.4 million and $43.6 million for the years ended December 31, 2017 and 2016, respectively. General and administrative expenses increased approximately $5.7 million between periods primarily due to a $3.5 million increase in transaction-related expenses and other general cost increases.

The Partnership’s depletion, depreciation, amortization and accretion expense, or DD&A, was $126.9 million and $150.4 million for the years ended December 31, 2017 and 2016, respectively. DD&A decreased primarily due to lower depletion rates across the Partnership’s historical properties primarily related to impairment charges incurred in 2016 and 2017, which reduced the Partnership’s depletable cost basis. This decrease was partially offset by additional well count from the Partnership’s Permian Basin horizontal development program. The Partnership’s depletion rate per Boe for the year ended December 31, 2017 was $7.73 compared to $9.38 for the year ended December 31, 2016. This decrease is primarily driven by a lower net cost basis on the Partnership’s historical assets due to previously recognized depletion and impairment.

Impairment expense was $37.3 million and $61.8 million for the years ended December 31, 2017 and 2016, respectively. In 2017, the Partnership recognized $37.3 million of impairment expense in 47 separate producing fields, due primarily to the further decline in oil and natural gas futures prices in early 2017 as well as increased expenses and well performance during the year ended December 31, 2017, which decreased the expected future cash flows below the carrying value of the assets. In 2016, the Partnership recognized impairment expense of $61.8 million in 43 separate producing fields, due primarily to well performance and the further decline in commodity prices during the year ended December 31, 2016, which decreased the expected future cash flows below the carrying value of the assets.

Interest expense was $89.2 million and $79.1 million for the years ended December 31, 2017 and 2016, respectively. The increase in interest expense is primarily due to interest expense on the second lien term loans under the Term Loan Credit Agreement (“Second Lien Term Loans”) in October 2016 partially offset by a reduction in bond interest expense due to repurchases and exchanges of the Senior Notes completed during 2016. Additionally, interest expenses related to the gains (losses) on the Partnership’s interest rate swaps decreased by $3.3 million to $1.2 million in 2017 from $(2.1) million in 2016. Cash payments on the Partnership’s interest rate swaps were $0.8 million and $2.7 million in 2017 and 2016, respectively.

As a result of the items described above, the Partnership recorded net losses of $53.9 million and $55.8 million for the years ended December 31, 2017 and 2016, respectively. The decrease in net loss was primarily due to a decrease in impairment expense to $37.3 million during the year ended December 31, 2017 from $61.8 million for the year ended December 31, 2016 as well as increased revenue from the Partnership’s oil, natural gas and NGL production. These factors were partially offset by a decrease in the gain on extinguishment of debt in 2017 as compared to 2016.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

The Partnership’s revenues from the sale of oil were $152.5 million and $199.8 million for the years ended December 31, 2017 and 2016, respectively. The Partnership’s revenues from the sale of NGLs were $15.4 million and $16.6 million for the years ended December 31, 2016 and 2015, respectively. The Partnership’s revenues from the sale of natural gas were $146.4 million and $122.3 million for the years ended December 31, 2016 and 2015, respectively. The $47.3 million decrease in oil revenue reflects a decrease in average realized price of $5.42 per Bbl (12%) to $37.95 for the year ended December 31, 2016 from $43.37 for the year ended December 31, 2015, and a decrease in oil production of 589 MBbls (13%). The decrease in realized oil price was primarily caused by a decrease in the average WTI crude oil price of $5.37. The decrease in production is due to individually immaterial divestitures and natural declines related to reduced capital spending. The $1.2 million decrease in NGL revenues reflects a decrease in NGL production of 5,453 MGals (13%) during 2016 partially offset by an increase in realized NGL price of $0.03 per Gal (8%) to $0.42 per Gal for the year ended December 31, 2016 from $0.39 per Gal for the year ended December 31, 2015. The decrease in NGL production is due primarily to ethane rejection in the Partnership’s Piceance Basin properties, individually immaterial divestitures and natural production declines. The $24.2 million increase in natural gas revenues reflects an increase in the Partnership’s natural gas production volumes partially offset by a decrease in the Partnership’s realized natural gas prices. The Partnership’s natural gas production increased by approximately 16,137 MMcf (32%), primarily due to a full year of inclusion of production from the Partnership’s 2015 acquisitions, most notably the acquisitions of East Texas properties (17,767 MMcf), partially offset by natural production declines. Average realized gas prices decreased by $0.22 per Mcf (9%) to $2.19 per Mcf for the year ended December 31, 2016 from $2.41 per Mcf for the year ended December 31, 2015, primarily due to a decrease in the average NYMEX Henry Hub natural gas price of $0.10 per Mcf over the same time period and an increase in realized regional differentials.

For the year ended December 31, 2016, the Partnership recorded $41.2 million of net losses on oil and natural gas derivatives. Commodity derivative gains and losses represent the changes in fair value of the Partnership’s commodity derivative contracts during the period and are primarily based on oil and natural gas futures prices. The net loss recognized during 2016 was primarily due to the increase in futures prices for periods beyond 2016, which reduced the fair value of the Partnership’s derivatives in such periods. For the year ended

December 31, 2015, the Partnership recorded $98.3 million of net gains on oil and natural gas derivatives. The net gain recognized during 2015 was due to the significant decrease in oil futures prices during 2015 as well as the addition of natural gas derivatives during 2015 and subsequent decline in natural gas prices. Settlements of such contracts resulted in cash receipts of $64.5 million and $132.9 million during 2016 and 2015, respectively.

The Partnership’s oil and natural gas production expenses, excluding ad valorem taxes, decreased to $169.8 million ($10.59 per Boe) for the year ended December 31, 2016 from $183.2 million ($13.03 per Boe) for the year ended December 31, 2015. Production expenses decreased primarily due cost reductions realized on the Partnership’s historical properties, partially offset by increased production expenses associated with the acquisition of East Texas properties ($25.2 million). These reduction efforts, as well as the large volume of natural gas production related to the properties acquired in East Texas, resulted in decreased production expenses per Boe 2016 compared to 2015. The Partnership’s ad valorem tax expense decreased to $9.6 million ($0.60 per Boe) for the year ended December 31, 2016 from $11.3 million ($0.81 per Boe) for the year ended December 31, 2015 due to lower valuations of the Partnership’s oil and natural gas properties due to lower commodity prices partially offset by a full year of increased well counts from the Partnership’s acquisition of additional oil and natural gas properties.

The Partnership’s production and other taxes were $14.3 million and $16.4 million for the years ended December 31, 2016 and 2015, respectively. Production and other taxes decreased due to lower total revenues in 2016. On a per Boe basis, production and other taxes decreased to $0.89 for the year ended December 31, 2016 from $1.17 for the year ended December 31, 2015 due to lower total revenues.

The Partnership’s general and administrative expenses were $43.6 million and $46.5 million for the years ended December 31, 2016 and 2015, respectively. General and administrative expenses decreased approximately $2.9 million between periods primarily due to $3.7 million of decreased acquisition related expenses partially offset by increased expenses commensurate with a larger asset base.

The Partnership’s depletion, depreciation, amortization and accretion expense, or DD&A, was $150.4 million and $177.3 million for the years ended December 31, 2016 and 2015, respectively. DD&A decreased primarily due to lower depletion rates across the Partnership’s historical properties primarily related to impairment charges incurred in 2015 and 2016, which reduced the Partnership’s depletable cost basis. This decrease was partially offset by a full year of inclusion of depletion expense related to acquisitions completed in 2015, most notable the East Texas acquisitions. The Partnership’s depletion rate per Boe for the year ended December 31, 2016 was $9.38 compared to $12.61 for the year ended December 31, 2015. This decrease is primarily driven by a lower net cost basis on the Partnership’s historical assets due to previously recognized depletion and impairment.

Impairment expense was $61.8 million and $633.8 million for the years ended December 31, 2016 and 2015, respectively. In 2016, the Partnership recognized $61.8 million of impairment expense in 43 separate producing fields, due primarily to well performance and the further decline in commodity prices during the year ended December 31, 2016, which decreased the expected future cash flows below the carrying value of the assets. In 2015, the Partnership recognized impairment expense of $598.1 million in 218 separate producing fields due to the significant decrease in commodity prices during the year ended December 31, 2015, which decreased the expected future cash flows below the carrying value of the assets. Additionally, the Partnership recorded impairment of $35.7 million related to unproved properties acquired since 2010 that, in the current and expected future commodity price environment, are no longer economically viable.

Interest expense was $79.1 million and $76.9 million for the years ended December 31, 2016 and 2015, respectively. The increase in interest expense is primarily due to an increase of $10.1 million of interest expense on the Revolving Credit Agreement and $1.4 million of interest expense on the Second Lien Term Loans issued in October 2016, partially offset by a $10.8 million reduction in bond interest expense due to repurchases and exchanges of the Senior Notes completed during 2016. Additionally, interest expenses related to the

Partnership’s interest rate swaps increased by $0.6 million to $2.1 million in 2016 from $1.5 million in 2015. Cash payments on the Partnership’s interest rate swaps were $2.7 million and $3.3 million in 2016 and 2015, respectively.

As a result of the items described above, the Partnership recorded a net loss of $55.8 million and $701.5 million for the years ended December 31, 2016 and 2015, respectively. The decrease in net loss was primarily due to a decrease in impairment expense from $633.8 million during the year ended December 31, 2015 to $61.8 million for the year ended December 31, 2016.

Non-GAAP Financial Measure

The Partnership’s management uses Adjusted EBITDA as a tool to provide additional information and metrics relative to the performance of its business. The management believes that Adjusted EBITDA is useful to investors because this measure is used by many companies in the industry as a measure of operating and financial performance and is commonly employed by financial analysts and others to evaluate the operating and financial performance of the Partnership from period to period and to compare it with the performance of other publicly traded partnerships within the industry. Adjusted EBITDA may not be comparable to a similarly titled measure of other publicly traded limited partnerships or limited liability companies because all companies may not calculate Adjusted EBITDA in the same manner. The following presents a reconciliation of “Adjusted EBITDA,” which is a non-GAAP measure, to its nearest comparable GAAP measure. Adjusted EBITDA should not be considered as an alternative to GAAP measures, such as net income, operating income, cash flow from operating activities, or any other GAAP measure of financial performance. Adjusted EBITDA is defined as net income (loss) plus:

•	Interest expense;

•	(Gain) loss on extinguishment of debt;

•	Income tax expense (benefit);

•	Depletion, depreciation, amortization and accretion;

•	Impairment of long-lived assets;

•	(Gain) loss on sale of partnership investment;

•	Loss (gain) on disposal of assets;

•	Equity in (income) loss of equity method investees;

•	Unit-based compensation expense (benefit) related to LTIP unit awards accounted for under the equity or liability methods;

•	Minimum payments received in excess of overriding royalty interest earned;

•	Equity in EBITDA of equity method investee;

•	Net (gains) losses on commodity derivatives;

•	Net cash settlements received (paid) on commodity derivatives; and

•	Transaction costs.

The following table presents a reconciliation of the Partnership’s consolidated net income (loss) to Adjusted EBITDA for the three months ended March 31, 2018 and 2017, and for the years ended December 31, 2017, 2016 and 2015, respectively.

	Three Months Ended March 31,		Years Ended December 31,
	2018	2017	2017	2016	2015
	(in thousands)
Net income (loss)	$64,382	$16,372	$(53,897)	$(55,820)	$(701,541)
Plus:
Interest expense	27,368	20,133	89,206	79,060	76,891
Gain on extinguishment of debt	(51,693)	—	—	(150,802)	—
Income tax expense (benefit)	487	421	1,398	1,229	(1,498)
Depletion, depreciation, amortization and accretion	36,547	28,796	126,938	150,414	177,258
Impairment of long-lived assets	—	8,062	37,283	61,796	633,805
Loss (gain) on disposal of assets	(20,395)	(5,524)	1,606	(50,095)	(3,972)
Equity in income of equity method investees	(17)	(11)	(17)	—	(126)
Unit-based compensation expense	12,806	1,897	6,597	7,198	6,673
Minimum payments received in excess of overriding royalty interest earned(a)	522	445	1,936	1,659	1,130
Equity in EBITDA of equity method investee(b)	—	—	—	—	169
Net (gains) losses on commodity derivatives	1,704	(34,669)	(17,776)	41,224	(98,253)
Net cash settlements received (paid) on commodity derivatives	(2,795)	4,236	24,156	64,505	132,925
Transaction costs	1,782	32	8,769	5,245	8,919

Adjusted EBITDA	$70,698	$40,190	$226,199	$155,613	$232,380

(a)

A portion of minimum payments received in excess of overriding royalties earned under a contractual agreement expiring December 31, 2019. The remaining amount of the minimum payments are recognized in net income.

(b)	EBITDA applicable to equity method investee is defined as the equity method investee’s net income plus interest expense and depreciation. We divested our interest in this investee in May of 2015.

For the year ended December 31, 2017, Adjusted EBITDA increased 45% to $226.2 million from $155.6 million for the year ended December 31, 2016. This increase is due primarily to increased oil and natural gas production as well as increased realized commodity prices partially offset by lower commodity derivative realizations and increased production costs. For the year ended December 31, 2016, Adjusted EBITDA decreased 33% to $155.6 million from $232.4 million for the year ended December 31, 2015. This decrease is due primarily to significant declines in commodity prices and lower commodity derivative realizations partially offset by lower production costs.

For the three months ended March 31, 2018 and 2017, respectively, Adjusted EBITDA increased 76% to $70.7 million from $40.2 million. This increase can be attributed to the increase in realized commodity prices, increased oil production from our Permian horizontal drilling program and increased working interests under our Amended and Restated Development Agreement.

Capital Resources and Liquidity

The Partnership’s primary sources of capital and liquidity have been cash flow from operations, the issuance of the Senior Notes, the issuance of additional units and Preferred Units, the Partnership’s second lien term loans and bank borrowings, or a combination thereof. To date, the Partnership’s primary use of capital has been for the acquisition and development of oil and natural gas properties, the repayment of bank borrowings and repurchases of Senior Notes.

Based upon current oil and natural gas price expectations and the Partnership’s commodity derivatives positions, the Partnership anticipates that its cash on hand and cash flow from operations, commodity hedge realizations and borrowings under its Revolving Credit Agreement and Term Loan Credit Agreement will provide it with sufficient liquidity to fund its operations in 2018. However, the Partnership could breach certain financial covenants under the Revolving Credit Agreement or the Term Loan Credit Agreement, which would constitute a default under the Revolving Credit Agreement or the Term Loan Credit Agreement. Such a default, if not remedied, would require a waiver from the lenders in order for the Partnership to avoid an event of default and potential subsequent acceleration of all amounts outstanding under the Revolving Credit Agreement or the Term Loan Credit Agreement or foreclosure on the Partnership’s oil and natural gas properties. Certain payment defaults or acceleration under the Revolving Credit Agreement could cause a cross-default or cross-acceleration of all of the Partnership’s other indebtedness. If an event of default occurs, or if other debt agreements cross-default, and the lenders under the affected debt agreements accelerate the maturity of any loans or other debt outstanding, the Partnership will not have sufficient liquidity to repay all of its outstanding indebtedness. The Revolving Credit Agreement and Term Loan Credit Agreement contain covenants that currently prevent the Partnership from making distributions to its limited partners, including Preferred Unitholders, unless it meets certain financial criteria, which, as of March 31, 2018, it did not meet. Future cash flows are subject to a number of variables, including the level of oil and natural gas production and prices. There can be no assurance that operations and other capital resources will provide cash in sufficient amounts to operate or to maintain planned levels of capital expenditures. See “—Cash Flow from Financing Activities—The Partnership’s Revolving Credit Facility.”

The Partnership’s Revolving Credit Agreement is classified as a long-term liability as of March 31, 2018; however, it became a current liability as of April 1, 2018 as the credit facility matures on April 1, 2019. The Partnership expects to refinance or extend the maturity of this obligation prior to its expiration date and believes that the consummation of the Corporate Reorganization will improve its ability to do so; however, there is no assurance that it will be able to execute this refinancing or extension or, if it is able to refinance or extend this obligation, that the terms of such refinancing or extension would be as favorable as the terms of the existing Revolving Credit Agreement. If the Corporate Reorganization is not consummated, the Partnership believes its ability to refinance or extend the maturity of the Revolving Credit Facility will be limited. The Partnership anticipates that the Corporate Reorganization will close in late September 2018, but there is no assurance of any timing, if at all.

The amounts available for borrowing under the Revolving Credit Agreement are re-determined at least semi-annually in April and October of each year. On March 23, 2018, the Partnership’s borrowing base was re-affirmed at $575 million, leaving $66.2 million available for borrowing as of June 30, 2018. The Partnership’s next such redetermination event will occur in October 2018.

The Partnership’s commodity derivatives position, which it uses to mitigate commodity price volatility and (if positive) support its borrowing capacity, resulted in $2.8 million of unfavorable settlements and $24.2 million of cash receipts in the three months ended March 31, 2018 and in the year ended December 31, 2017, respectively.

As market conditions warrant, the Partnership may, subject to certain limitations and restrictions, repurchase, exchange or otherwise pay down its outstanding debt, including its Senior Notes, in open market transactions, privately negotiated transactions, by tender offer or otherwise which may impact the trading liquidity of such securities. The amounts involved in any such transactions, individually or in the aggregate, may be material. In January 2018, the Partnership repurchased approximately $187.1 million of original principal amount of the 2021 Senior Notes from certain holders in a single transaction. During 2016, the Partnership repurchased approximately $52.0 million of original principal amount of the 2020 Senior Notes and $117.3 million of original principal amount of the 2021 Senior Notes on the open market, and the Partnership exchanged 2,719,124 units for $15.0 million of face amount of the 2020 Senior Notes.

A significant portion of the Partnership’s horizontal operated development activity in the Permian Basin is pursued through the Partnership’s Development Agreement entered into in 2015 with Jupiter JV, LP (“Investor”), which was formed by certain of TPG Sixth Street Partners’ investment funds. The Partnership’s capital resources and liquidity benefit from its interest in the development activity under the Development Agreement as described below.

On August 1, 2017, the Partnership, along with Investor, entered into the First Amended and Restated Development Agreement (the “Restated Agreement”), which amended and restated the Development Agreement pursuant to which the Partnership and Investor agreed to participate in the funding, exploration, development and operation of certain of the Partnership’s undeveloped oil and gas properties in the Permian Basin. Under the Restated Agreement and through subsequent elections, the parties have now committed to develop a tranche of 26 wells plus 9 wells in the Restated Agreement’s area of mutual interest (the “Second Tranche”). Investor’s share of its development costs is limited to $80 million.

In connection with the Restated Agreement, the Partnership made the Acceleration Payment to cause the reversion of Investor’s working interest from 80% to 15% of the parties’ combined interests in all wells contained in the first tranche such that the Partnership’s working interest reverted from 20% to 85% of the parties’ combined working interests in all wells contained in the tranche, and all undeveloped assets subject to the terms of the Restated Agreement reverted back to the Partnership. The reversion of interests as a result of the Acceleration Payment was accounted for as an asset acquisition. Refer to Note 4 “Acquisitions” in the Notes to the Consolidated Financial Statements included in this proxy statement/prospectus for discussion of the impact ASU 2017-01 had on the Partnership’s current period consolidated financial statements. Pursuant to the Restated Agreement, Investor shall fund 40% of the costs to the parties’ combined interests to develop the wells in the Second Tranche in exchange for an undivided 33.7% working interest of the Partnership’s original working interest in the wells, subject to a reversionary interest of 6.3% of the Partnership’s original working interest in the wells upon the occurrence of Investor achieving a 15% internal rate of return in the aggregate with respect to such tranche of wells. The Restated Agreement provides that Investor can suspend its obligation to fund wells in a tranche upon the occurrence of certain events, but that the Partnership can continue to drill and fund on its own any such wells in which Investor elects to not participate (subject to Investor’s later right to participate in such wells in accordance with the Restated Agreement).

Cash Flow from Operations

The Partnership’s net cash provided by operating activities was $54.0 million and $34.9 million for the three-month periods ended March 31, 2018 and 2017, respectively. The 2018 period was impacted primarily by higher realized oil prices.

The Partnership’s net cash provided by (used in) operating activities was $100.2 million and $(0.3) million for the years ended December 31, 2017 and 2016, respectively, with the 2017 period being favorably impacted by higher realized commodity prices, partially offset by higher production expenses.

The Partnership’s net cash (used in) provided by operating activities was $(0.3) million and $2.0 million for the years ended December 31, 2016 and 2015, respectively, with the 2016 period being unfavorably impacted by lower realized commodity prices, partially offset by lower production expenses and higher production volumes primarily related to a full year of inclusion of 2015 acquisitions, most notably the Anadarko Acquisitions.

The Partnership’s cash flow from operations is subject to many variables, the most significant of which is the volatility of oil, NGL and natural gas prices. Oil, NGL and natural gas prices are determined primarily by prevailing market conditions, which are dependent on regional and worldwide economic activity, weather and other factors beyond the Partnership’s control. The Partnership’s future cash flow from operations will depend on its ability to maintain and increase production through acquisitions and development projects, as well as the prices of oil, NGLs and natural gas.

Cash Flow from Investing Activities

The Partnership invested $73.9 million of capital for the three-month period ended March 31, 2018, which consisted of $72.2 million for development projects, exclusive of accrued capital expenditures, individually immaterial acquisitions of oil and natural gas properties and prospective acreage as well as adjustments to prior period acquisitions. The Partnership received $27.1 million of proceeds net of costs related to the divestiture of various oil and natural gas properties in individually immaterial transactions and post-close adjustments. The Partnership invested $29.0 million of capital for the three-month period ended March 31, 2017, which consisted of $23.8 million for development projects, $5.2 million of individually immaterial acquisitions of oil and natural gas properties and adjustments to prior period acquisitions. The Partnership received $4.4 million of proceeds related to the divestiture of various oil and natural gas properties in individually immaterial transactions and post close adjustments.

The Partnership’s cash capital expenditures were $313.9 million for the year ended December 31, 2017. The total includes $163.4 million related to the Acceleration Payment and 6 individually immaterial acquisitions and $150.6 million of development projects.

The Partnership’s cash capital expenditures were $41.5 million for the year ended December 31, 2016. The total includes $12.0 million related to 3 individually immaterial acquisitions and $29.5 million of development projects.

The Partnership’s annual capital expenditure budget for 2018, which predominantly consists of drilling, recompletion and well stimulation projects, is set at $225 million. During the three months ended March 31, 2018, the Partnership incurred $59.7 million of such capital expenditures inclusive of the effect of accrued capital expenditures. The Partnership anticipates that it will have sufficient sources of working capital, including its cash flow from operations and available borrowing capacity under the Revolving Credit Agreement and Term Loan Credit Agreement to meet its cash obligations including its remaining planned capital expenditures. The Partnership’s remaining borrowing capacity under the Revolving Credit Agreement is $66.2 million as of June 30, 2018. The amount and timing of the Partnership’s capital expenditures is largely discretionary and within its control, with the exception of certain projects managed by other operators. The Partnership may defer a portion of its planned capital expenditures until later periods. Accordingly, the Partnership routinely monitors and adjusts its capital expenditures in response to changes in oil and natural gas prices, drilling and acquisition costs, industry conditions, non-operated capital requirements and internally generated cash flow. Future cash flows are subject to a number of variables, including the level of oil and natural gas production and prices. There can be no assurance that operations and other capital resources will provide cash in sufficient amounts to maintain planned levels of capital expenditures.

The Partnership enters into oil and natural gas derivatives to reduce the impact of oil and natural gas price volatility on its operations. At April 30, 2018, the Partnership had in place oil, natural gas and price differential derivatives covering portions of its estimated 2018 through 2019 oil and natural gas production. For the three-month periods ended March 31, 2018 and 2017, the Partnership had (unfavorable) favorable settlements of $(2.8) million and $4.2 million, respectively, related to its commodity derivatives.

By reducing the cash flow effects of price volatility from a portion of the Partnership’s oil and natural gas production, the Partnership has mitigated, but not eliminated, the potential effects of changing prices on its cash flow from operations for those periods. While mitigating negative effects of falling commodity prices, these derivative contracts also limit the benefits the Partnership would receive from increases in commodity prices. It is the Partnership’s policy to enter into derivative contracts only with counterparties that are major, creditworthy institutions deemed by management as competent and competitive market makers. In addition, none of the Partnership’s current counterparties require the Partnership to post margin. However, the Partnership cannot be assured that all of its counterparties will meet their obligations under the derivative contracts. Due to this uncertainty, the Partnership routinely monitors the creditworthiness of its counterparties.

The following tables summarize, for the periods indicated, the Partnership’s oil and natural gas derivatives in place as of April 30, 2018 covering the period from April 1, 2018 through December 31, 2019. The Partnership uses derivatives, including swaps, enhanced swaps and three-way collars, as its mechanism for offsetting the cash flow effects of changes in commodity prices whereby its pays the counterparty floating prices and receive fixed prices from the counterparty, which serves to reduce the effects on cash flow of the floating prices it is paid by purchasers of its oil and natural gas. These transactions are mostly settled based upon the monthly average closing price of front-month NYMEX WTI oil and the price on the last trading day of front-month NYMEX Henry Hub natural gas.

Oil Swaps:

Time Period	Volumes (Bbls)	Average Price per Bbl	Price Range per Bbl
April-December 2018	2,282,500	$54.76	$51.20 – $63.68
2019	2,190,000	$58.88	$57.15 – $61.20

Natural Gas Swaps:

Time Period	Volumes (MMBtu)	Average Price per MMBtu	Price Range per MMBtu
April-December 2018	27,200,000	$3.23	$3.04 – $3.39
2019	25,800,000	$3.36	$3.29 – $3.39

The Partnership has entered into regional crude oil differential swap contracts in which it has swapped the floating WTI-ARGUS (Midland) crude oil price for floating WTI-ARGUS (Cushing) less a fixed-price differential. As noted above, the Partnership receives a discount to the NYMEX WTI crude oil price at the point of sale. Due to refinery downtimes and limited takeaway capacity that has impacted the Permian Basin, the difference between the WTI-ARGUS (Midland) price, which is the price the Partnership receives on almost all of its Permian crude oil production, and the WTI-ARGUS (Cushing) price reached historic highs in late 2012 and early 2013 and again in late 2014. The Partnership entered into these differential swaps to negate a portion of this volatility. The following table summarizes the oil differential swap contracts currently in place as of April 30, 2018, covering the period from April 1, 2018 through December 31, 2019:

Time Period	Volumes (Bbls)	Average Price per Bbl	Price Range per Bbl
April-December 2018	3,025,000	$(1.13)	$(1.25) – $(0.80)
2019	730,000	$(1.15)	$(1.15)

The Partnership has also entered into multiple NYMEX WTI crude oil costless collar contracts. Each contract combines a long put option or “floor” with a short call option or “ceiling.” At an annual WTI market price of $40.00, $50.00 and $65.00, the summary positions below would result in a net price of $47.06, $50.00 and $60.29, respectively, for 2018. The following table summarizes the costless oil collar contracts currently in place as of April 30, 2018, covering the period from April 1, 2018 through December 31, 2018:

Time Period	Volumes (Bbls)	Average Long Put Price per Bbl	Average Short Call Price per Bbl
April-December 2018	1,168,750	$47.06	$60.29

The Partnership has also entered into multiple NYMEX WTI crude oil derivative enhanced swap contracts. The first type of enhanced swap contract combines buying a lower-priced put, selling a higher-priced put, and using the net proceeds from these positions to simultaneously obtain a swap at above market prices (“enhanced swap price”). If the market price is at or above the higher-priced short put, this contract allows the Partnership to settle at the enhanced swap price. If the market price is below the higher-priced short put but above the lower-priced long put, this contract allows the Partnership to settle for the market price plus the spread between the enhanced swap price and the higher-priced short put. If the market price is at or below the lower-priced long put, this contract allows the Partnership to settle for the lower-priced long put plus the spread between the enhanced swap price and the higher-priced short put. For example, at an annual average WTI market price of $40.00, $50.00 and $65.00, the summary positions below would result in a net price of $65.50, $65.50 and $73.50, respectively, for 2018. The following table summarizes these type of enhanced swap contracts currently in place as of April 30, 2018, covering the period from April 1, 2018 through December 31, 2018:

Calendar Year	Volumes (Bbls)	Average Long Put Price per Bbl	Average Short Call Price per Bbl	Average Swap Price per Bbl
April-December 2018	96,250	$57.00	$82.00	$90.50

Cash Flow from Financing Activities

The Partnership’s net cash used in financing activities was $5.6 million for the three months ended March 31, 2018, compared to cash used in financing activities of $15.0 million for the three months ended March 31, 2017. During the three months ended March 31, 2018, total net borrowings under the Revolving Credit Agreement were $19.0 million and net borrowings under the Term Loan Credit Agreement were $133.6 million. Further, the Partnership used borrowings under the Term Loan Credit Agreement to repurchase $187.1 million of Senior Notes for $132.1 million, inclusive of accrued but unpaid interest. During the three months ended March 31, 2017, total net payments under the Revolving Credit Agreement were $15.0 million.

The Partnership’s net cash provided by financing activities was $177.7 million for the year ended December 31, 2017, compared to $119.1 million used in financing activities for the year ended December 31, 2016. During the year ended December 31, 2017, total net borrowings under the Revolving Credit Agreement were $36.0 million. The Partnership raised $142.1 million in proceeds, net of original issue discount, but excluding other offering expenses paid by the Partnership, from a draw under the Term Loan Credit Agreement. the Partnership’s net cash used in financing activities was $119.1 million for the year ended December 31, 2016, compared to $376.7 million provided by financing activities for the year ended December 31, 2015. During the year ended December 31, 2016, total net repayments under the Revolving Credit Agreement were $145.0 million. The Partnership raised $58.8 million in proceeds, net of original issue discount, but excluding other offering expenses paid by the Partnership, from a draw under the Term Loan Credit Agreement. The Partnership’s net cash provided by financing activities was $376.7 million for the year ended December 31, 2015. During the year ended December 31, 2015, total net borrowings under the Revolving Credit Agreement were $499.0 million. Finally, the Partnership had a cash outflow during the year ended December 31, 2015 in the amount of $120.4 million for distributions to unitholders and the Preferred Unitholders.

On June 4, 2014, the Partnership issued 300,000 incentive distribution units representing limited partner interests in the Partnership (the “Incentive Distribution Units”) to WPX Energy Rocky Mountain, LLC (“WPX”), an affiliate of WPX Energy, Inc. (“WPX Energy”), as part of the Piceance Acquisition. The Incentive Distribution Units issued to WPX include 100,000 Incentive Distribution Units that immediately vested along with the ability to vest in up to an additional 200,000 Incentive Distribution Units (the “Unvested IDUs”) in connection with any future asset sales or transactions completed with the Partnership pursuant to the terms of the IDR Holders Agreement. Incentive Distribution Units that are not issued to WPX or other parties will remain in the Partnership’s treasury for the benefit of all limited partners until such time as the Partnership may make future issuances of Incentive Distribution Units. Effective January 1, 2016, WPX has assigned its vested and unvested Incentive Distribution Units to WPX Energy Holdings, LLC, a controlled affiliate of WPX Energy. As of June 4, 2017, all of the Unvested IDUs had been forfeited.

The Partnership’s Revolving Credit Facility

On April 1, 2014, the Partnership entered into the Revolving Credit Agreement. Borrowings under the Revolving Credit Agreement mature on April 1, 2019. The Partnership’s obligations under the Revolving Credit Agreement are secured by mortgages on over 95% of the total value of the Partnership’s oil and natural gas properties as well as a pledge of all of its ownership interests in its operating subsidiaries. The amount available for borrowing at any one time is limited to the borrowing base and contains a $2 million sub-limit for letters of credit. The borrowing base is currently set at $575 million, and as of June 30, 2018, the Partnership has approximately $508 million drawn under the Revolving Credit Agreement leaving approximately $66.2 million of availability. The borrowing base is subject to semi-annual redeterminations on or about April 1 and October 1 of each year. Additionally, either the Partnership or the lenders may, once during each calendar year, elect to redetermine the borrowing base between scheduled redeterminations. The Partnership also has the right, once during each calendar year, to request the redetermination of the borrowing base upon the proposed acquisition of certain oil and natural gas properties where the purchase price is greater than 10% of the borrowing base. Any increase in the borrowing base requires the consent of all the lenders, and any decrease in or maintenance of the borrowing base must be approved by the lenders holding at least 66-2/3% of the outstanding aggregate principal amounts of the loans or participation interests in letters of credit issued under the Revolving Credit Agreement. If the required lenders do not agree on an increase or decrease, then the borrowing base will be the highest borrowing base acceptable to the lenders holding 66-2/3% of the outstanding aggregate principal amounts of the loans or participation interests in letters of credit issued under the Revolving Credit Agreement so long as it does not increase the borrowing base then in effect.

The Revolving Credit Agreement permits the Partnership to issue additional senior notes in order to refinance its currently outstanding Senior Notes as well as to issue an additional $300 million in aggregate principal amount of new senior notes, in each case, subject to specified conditions in the Revolving Credit Agreement (including pro forma compliance with the first lien debt to EBITDA ratio and interest coverage ratio described below), which include that the borrowing base shall be reduced by an amount equal to (i) (A) in the case of new senior notes, 25% of the stated principal amount of such senior notes and (B) in the case of refinancing the Partnership’s currently outstanding Senior Notes, 100% of the portion of the new debt that exceeds the original principal amount of the senior notes being refinanced or (ii) in the sole discretion of the lenders holding at least 66-2/3% of the outstanding aggregate principal amounts of the loans or participation interests in letters of credit issued under the Revolving Credit Agreement prior to the issuance of the senior notes or new debt, an amount less than the amount specified in clause (A). In addition, the Partnership must prepay any amount outstanding under the Revolving Credit Agreement in excess of the redetermined borrowing base upon such a reduction.

The Partnership may elect that borrowings be comprised entirely of alternate base rate (“ABR”) loans or Eurodollar loans. Interest on the loans is determined as follows:

•

with respect to ABR loans, the alternate base rate equals the highest of the prime rate, the Federal funds effective rate plus 0.50%, or the one-month LIBOR plus 1.00%, plus an applicable margin ranging from and including 1.00% to 2.00% per annum, determined by the percentage of the borrowing base then in effect that is utilized, provided, that if the ratio of the Partnership’s first lien debt as of the last day of any fiscal quarter to the Partnership’s EBITDA (as defined in the Revolving Credit Agreement)

for the four fiscal quarters ending on such day is greater than 3.00 to 1.00, then the applicable margin shall be increased by 0.50% during the next succeeding fiscal quarter or

•

with respect to any Eurodollar loans, one-, two-, three- or six-month LIBOR plus an applicable margin ranging from and including 2.00% to 3.00% per annum, determined by the percentage of the borrowing base then in effect that is utilized.

The Partnership pays a commitment fee ranging from and including 0.375% to 0.50% per annum on the average daily amount of the unused amount of the commitments under the Revolving Credit Agreement, determined by the percentage of the borrowing base then in effect that is utilized, payable quarterly.

Interest is generally payable quarterly for ABR loans and on the last day of the applicable interest period for any Eurodollar loans.

The Revolving Credit Agreement also contains various covenants that limit the Partnership’s ability to:

•	incur indebtedness;

•	enter into certain leases;

•	grant certain liens;

•	enter into certain derivatives;

•	make certain loans, acquisitions, capital expenditures and investments;

•	make distributions other than from available cash;

•	merge, consolidate or allow certain material changes in the character of the Partnership’s business;

•	repurchase Senior Notes or repay second lien term loans;

•	engage in certain asset dispositions, including a sale of all or substantially all of the Partnership’s assets; or

•	maintain a consolidated cash balance in excess of $20 million without prepaying the loans in an amount equal to such excess.

The Revolving Credit Agreement also contains covenants that, among other things, require the Partnership to maintain specified ratios or conditions as follows:

•

as of any day, first lien debt to EBITDA for the four fiscal quarters ending on the last day of the fiscal quarter immediately preceding the date of determination for which financial statements are available to not be greater than: 2.50 to 1.00;

•

as of the last day of any fiscal quarter, secured debt to EBITDA for the four fiscal quarters ending on the last day of the fiscal quarter immediately preceding the date of determination to not be greater than 4.50 to 1.00 beginning with the fiscal quarter ending December 31, 2018;

•	as of the last day of any fiscal quarter, total EBITDA over the last four quarters to total interest expense over the last four quarters to be greater than 2.00 to 1.00;

•

consolidated current assets, as of the last day of the most recent quarter and including the unused amount of the total commitments, to consolidated current liabilities as of the last day of the most recent quarter of not less than 1.00 to 1.00, excluding current maturities under the Revolving Credit Agreement and non-cash assets and liabilities under ASC 815, which includes the current portion of oil, natural gas and interest rate derivatives; and

•	as of the last day of any fiscal quarter, the ratio of (a) the sum of (i) the net present value using NYMEX forward pricing, discounted at 10% per annum, of the Partnership’s proved developed producing oil and gas properties (“PDP PV-10”), as reflected in the most recent reserve report delivered either July 1 or December 31 of each year, as the case may be, beginning with the reserve report to be delivered on July 1, 2017 (giving pro forma effect to material acquisitions or dispositions since the date of such reports), (ii) the net mark to market value of the Partnership’s swap agreements and (iii) the Partnership’s cash and cash equivalents to (b) Secured Debt to not be equal to or less than 1.00 to 1.00.

If an event of default exists under the Revolving Credit Agreement, the lenders will be able to accelerate the maturity of the credit agreement and exercise other rights and remedies. Each of the following would be an event of default:

•	failure to pay any principal when due or any reimbursement amount, interest, fees or other amount within certain grace periods;

•	a representation or warranty is proven to be incorrect when made;

•	failure to perform or otherwise comply with the covenants or conditions contained in the Revolving Credit Agreement or other loan documents, subject, in certain instances, to certain grace periods;

•	default by the Partnership on the payment of any other indebtedness in excess of $15.0 million, or any event occurs that permits or causes the acceleration of the indebtedness;

•	bankruptcy or insolvency events involving us or any of our subsidiaries;

•	the loan documents cease to be in full force and effect;

•	the Partnership’s failing to create a valid lien, except in limited circumstances;

•	a change of control, which will occur upon (i) the acquisition by any person or group of persons of beneficial ownership of more than 50% of the aggregate ordinary voting power of the Partnership’s equity securities, (ii) the acquisition by any person or group of persons (excluding the Partnership and its subsidiaries) of beneficial ownership of more than 50% of the aggregate voting power or economic interest in the Partnership GP, (iii) the first day on which a majority of the members of the board of directors of the Partnership GP are not continuing directors (which is generally defined to mean members of the Partnership’s board of directors as of April 1, 2014 and persons who are nominated for election or elected to the Partnership GP’s board of directors with the approval of a majority of the continuing directors who were members of such board of directors at the time of such nomination or election), (iv) the direct or indirect sale, transfer or other disposition in one or a series of related transactions of all or greater than 50% of the properties or assets (including equity interests of subsidiaries) of the Partnership and its subsidiaries to any person, (v) the adoption of a plan related to the Partnership’s liquidation or dissolution or (vi) Partnership GP’s ceasing to be the Partnership’s sole general partner; provided that, under certain circumstances, a conversion from one form of entity to another form of entity or exchange of equity interests in another form entity shall not constitute a change in control;

•	the entry of, and failure to pay, one or more adverse judgments in excess of $15.0 million or one or more non-monetary judgments that could reasonably be expected to have a material adverse effect and for which enforcement proceedings are brought or that are not stayed pending appeal;

•	specified ERISA events relating to Partnership employee benefit plans that could reasonably be expected to result in liabilities in excess of $2.0 million in any year;

•	the Intercreditor Agreement (as defined below) ceases to be in effect, except to the extent permitted by the terms thereof; and

•	if an “Event of Default” occurs under the Term Loan Credit Agreement (as defined below).

As of March 31, 2018, the Partnership was in compliance with all financial and other covenants of the Revolving Credit Agreement. The Partnership could breach certain financial covenants under the Revolving

Credit Agreement, which would constitute a default under the Revolving Credit Agreement. Such default, if not remedied, would require a waiver from the Partnership’s lenders in order for the Partnership to avoid an event of default and subsequent acceleration of all amounts outstanding under the Revolving Credit Agreement or foreclosure on the Partnership’s oil and natural gas properties. As previously noted, if the lenders under the Revolving Credit Agreement were to accelerate the indebtedness under the Revolving Credit Agreement as a result of a default, such acceleration could cause a cross-default of all of the Partnership’s other outstanding indebtedness, including the second lien term loans and Senior Notes, and permit the holders of such indebtedness to accelerate the maturities of such indebtedness. While no assurances can be made that, in the event of a covenant breach, such a waiver will be granted, the Partnership believes the long-term global outlook for commodity prices and the Partnership’s efforts to date, which include the suspension of distributions to unitholders and Preferred Unitholders, as well as completed asset sales, will be viewed positively by lenders.

The Partnership periodically enters into interest rate swap transactions to mitigate the volatility of interest rates. As of March 31, 2018, the Partnership had interest rate swaps on notional amounts of $235 million with a weighted average fixed rate of 1.36%. These swaps mature in September 2019.

On March 23, 2018, the Partnership entered into an amendment to the Revolving Credit Agreement (the “Credit Agreement Amendment”). The Credit Agreement Amendment, subject to certain conditions, among which is the consummation of the Corporate Reorganization, amends certain provisions set forth in the Revolving Credit Agreement to, among other items:

•	permit the Corporate Reorganization and modify certain provisions to reflect the new corporate structure;

•	provide that New Legacy and the Partnership GP will guarantee the debt outstanding under the Revolving Credit Agreement;

•	provide that the Partnership may make unlimited restricted payments, subject to no default or event of default, pro forma availability under the Revolving Credit Agreement of at least 20%, and pro forma total leverage of not more than 3.00 to 1.00, as well as to pay taxes and ordinary course overhead expenses of New Legacy;

•	waive any “Change in Control” (as defined in the Credit Agreement) triggered by the Corporate Reorganization; and

•	permit redemptions of the 2020 Senior Notes, 2021 Senior Notes and loans under the Term Loan Credit Agreement with the cash proceeds from the sale of equity interests (or exchanges for equity interests) of New Legacy.

The Partnership’s Second Lien Term Loans

On October 25, 2016, the Partnership entered into the Term Loan Credit Agreement among the Partnership, as borrower, Cortland Capital Market Services LLC, as administrative agent and second lien collateral agent, and the lenders party thereto, providing for second lien term loans up to an aggregate principal amount of $300.0 million and subsequently increased to $400.0 million on December 31, 2017 as part of the third amendment to the Term Loan Credit Agreement. GSO and certain funds and accounts managed, advised or sub-advised, by GSO are the initial lenders thereunder. The second lien term loans are secured on a second lien priority basis by the same collateral that secures the Revolving Credit Agreement and are unconditionally guaranteed on a joint and several basis by the same wholly owned subsidiaries of the Partnership’s that are guarantors under the Revolving Credit Agreement.

The Partnership used the initial $60.0 million of gross loan proceeds from the Term Loan Credit Agreement to repay outstanding indebtedness and pay associated transaction expenses. The Partnership used subsequent draws to fund the acceleration payment under the Development Agreement and repurchase a portion of the 2021 Senior Notes. Additional second lien term loans up to an aggregate amount of $61.4 million are available until October 25, 2019. The Second Lien Term Loans under the Term Loan Credit Agreement will be issued with an upfront fee of 2% and bear interest at a rate of 12.00% per annum payable quarterly in cash or, prior to the 18 month anniversary of the Term Loan Credit Agreement, the Partnership may elect to pay in kind up to 50% of the interest payable. The second lien term loans may be used for general corporate purposes and for the repayment of outstanding indebtedness, in any case as may be approved by the Partnership and GSO. For the first 24 months following the effective date of the Term Loan Credit Agreement, GSO may not assign more than 49% of the second lien term loans without the Partnership’s consent. The Term Loan Credit Agreement matures on August 31, 2021; provided that, if on July 1, 2020, the Partnership has greater than or equal to a face amount of $15.0 million of Senior Notes that were outstanding on the date the Term Loan Credit Agreement was entered into or any other senior notes with a maturity date that is earlier than August 31, 2021, the Term Loan Credit Agreement will mature on August 1, 2020. The Term Loan Credit Agreement contains customary prepayment provisions and make-whole premiums.

The Term Loan Credit Agreement also contains covenants that, among other things, require the Partnership to maintain specified ratios or conditions as follows:

•

not permit, as of the last day of the fiscal quarter, the ratio of the sum of (i) PDP PV-10, (ii) the net mark to market value of the Partnership’s swap agreements and (iii) the Partnership’s cash and cash equivalents to Secured Debt to be less than (i) 0.85 to 1.00 through and including the fiscal quarter ended December 31, 2018 and (ii) 1.00 to 1.00 thereafter;

•

not permit, as of the last day of any fiscal quarter beginning with the fiscal quarter ending December 31, 2018, the Partnership’s ratio of Secured Debt as of such day to EBITDA for the four fiscal quarters then ending to be greater than 4.50 to 1.00;

•

within a certain period of time after the date of the Term Loan Credit Agreement, enter into hedging transactions covering at least 75% of the projected oil and natural gas production from Proved Developed Producing Properties for each month until the two year anniversary of the Term Loan Credit Agreement;

•

the Partnership is required to mortgage 95% of the total value of all of its Oil and Gas Properties set forth in the most recently evaluated Reserve Report and grant a mortgage on certain identified undeveloped acreage in the Permian Basin; and

•	require the Partnership to grant a perfected security interest in its cash and securities accounts, subject to certain customary exceptions.

All capitalized terms used but not defined in the foregoing description have the meaning assigned to them in the Term Loan Credit Agreement.

As of March 31, 2018, the Partnership was in compliance with all financial and other covenants of the Term Loan Credit Agreement. As of June 30, 2018, the Partnership had approximately $338.6 million drawn under the Term Loan Credit Agreement.

A customary intercreditor agreement was entered into by Wells Fargo Bank, National Association, as priority lien agent, and Cortland Capital Markets Services LLC, as junior lien agent and acknowledged and accepted by the Partnership and the subsidiary guarantors (the “Intercreditor Agreement”). If an event of default exists under the Term Loan Credit Agreement, subject to the terms of the Intercreditor Agreement, the lenders will be able to accelerate the maturity of the Term Loan Credit Agreement and exercise other rights and remedies.

On March 23, 2018, the Partnership entered into the Fourth Amendment to the Term Loan Credit Agreement (the “Fourth Term Loan Amendment”). The Fourth Term Loan Amendment, subject to certain conditions, among which is the consummation of the Corporate Reorganization, amends certain provisions set forth in the Term Loan Credit Agreement to, among other items:

•	permit the Corporate Reorganization and modify certain provisions to reflect the new corporate structure;

•	provide that New Legacy and the General Partner will guarantee the debt outstanding under the Term Loan Credit Agreement;

•

provide that the Partnership may make unlimited restricted payments, subject to no default or event of default, pro forma availability under the Term Loan Credit Agreement of at least 20%, and pro forma total leverage of not more than 3.00 to 1.00, as well as to pay taxes and ordinary course overhead expenses of New Legacy;

•	waive any “Change in Control” (as defined in the Term Loan Credit Agreement) triggered by the Corporate Reorganization;

•	waive any requirement to prepay the Term Loans using the Partnership’s Free Cash Flow or limit Capital Expenditures (each as defined in the Term Loan Credit Agreement) prior to March 31, 2019; and

•	permit redemptions of the 2020 Senior Notes and the 2021 Senior Notes with the cash proceeds from the sale of equity interests (or exchanges for equity interests) of New Legacy.

8% Senior Notes Due 2020

On December 4, 2012, the Partnership and its 100% owned subsidiary Legacy Reserves Finance Corporation completed a private placement offering to eligible purchasers of an aggregate principal amount of $300.0 million of the 2020 Senior Notes, which were subsequently registered through a public exchange offer that closed on January 8, 2014. The 2020 Senior Notes were issued at 97.848% of par. The Partnership received net proceeds of approximately $286.7 million, after deducting the discount to initial purchasers and offering expense paid by the Partnership.

The Partnership has the option to redeem the 2020 Senior Notes, in whole or in part, at any time on or after December 1, 2016, at the specified redemption prices set forth below together with any accrued and unpaid interest to the date of redemption, if redeemed during the twelve-month period beginning on December 1 of the years indicated below.

Year	Percentage
2017	102.000%
2018	100.000%

The Partnership may be required to offer to repurchase the 2020 Senior Notes at a purchase price of 101% of the principal amount, plus accrued and unpaid interest, if any, to the redemption date, in the event of a change of control as defined by the indenture. The Partnership and Legacy Reserves Finance Corporation’s obligations under the 2020 Senior Notes are guaranteed by the Partnership’s 100% owned subsidiaries Legacy Reserves Operating GP LLC, Legacy Reserves Operating LP, Legacy Reserves Services, Inc., Legacy Reserves Energy Services LLC, Dew Gathering LLC and Pinnacle Gas Treating LLC, which constitute all of the Partnership’s wholly owned subsidiaries other than Legacy Reserves Finance Corporation. In the future, the guarantees may be released or terminated under the following circumstances: (i) in connection with any sale or other disposition of all or substantially all of the properties of the guarantor; (ii) in connection with any sale or other disposition of sufficient capital stock of the guarantor so that it no longer qualifies as the Partnership’s Restricted Subsidiary (as defined in the indenture); (iii) if designated to be an unrestricted subsidiary; (iv) upon legal defeasance, covenant defeasance or satisfaction and discharge of the indenture; (v) upon the liquidation or dissolution of the guarantor provided no default or event of default has occurred or is occurring; (vi) at such time the guarantor does not have outstanding guarantees of the Partnership’s, or any other guarantor’s, other debt; or (vii) upon merging into, or transferring all of its properties to the Partnership or another guarantor and ceasing to exist. Refer to Note 14 “Subsidiary Guarantors” in the Notes to the Consolidated Financial Statements included in this proxy statement/prospectus for further details on the Partnership’s guarantors.

The indenture governing the 2020 Senior Notes limits the Partnership’s ability and the ability of certain of its subsidiaries to (i) sell assets; (ii) pay distributions on, repurchase or redeem equity interests or purchase or redeem the Partnership’s subordinated debt, provided that such subsidiaries may pay dividends to the holders of their equity interests (including the Partnership) and the Partnership may pay distributions to the holders of its equity interests subject to the absence of certain defaults, the satisfaction of a fixed charge coverage ratio test and so long as the amount of such distributions does not exceed the sum of available cash (as defined in the Partnership Agreement) at the Partnership, net proceeds from the sales of certain securities and return of or reductions to capital from restricted investments; (iii) make certain investments; (iv) incur or guarantee additional indebtedness or issue Preferred Units; (v) create or incur certain liens; (vi) enter into agreements that restrict distributions or other payments from certain of the Partnership’s subsidiaries to the Partnership; (vii) consolidate, merge or transfer all or substantially all of the Partnership’s assets; (viii) engage in certain transactions with affiliates; (ix) create unrestricted subsidiaries; and (x) engage in certain business activities. These covenants are subject to a number of important exceptions and qualifications. If at any time when the 2020 Senior Notes are rated investment grade by each of Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Services and no Default (as defined in the indenture) has occurred and is continuing, many of such covenants will terminate and the Partnership and its subsidiaries will cease to be subject to such covenants. The indenture also includes customary events of default. The Partnership is in compliance with all financial and other covenants of the 2020 Senior Notes. As previously noted, if the lenders under the Revolving Credit Agreement were to accelerate the indebtedness under the Revolving Credit Agreement as a result of a default, such acceleration could cause a cross-default of all of the Partnership’s other outstanding indebtedness and permit the holders of such indebtedness to accelerate the maturities of such indebtedness.

During the year ended December 31, 2016, the Partnership repurchased a face amount of $52.0 million of the 2020 Senior Notes on the open market. The Partnership treated these repurchases as an extinguishment of debt. Accordingly, the Partnership recognized a gain for the difference between (1) the face amount of the 2020 Senior Notes repurchased net of the unamortized portion of both the original issuer’s discount and issuance costs and (2) the repurchase price.

On June 1, 2016, the Partnership exchanged 2,719,124 units for $15.0 million of face amount of its outstanding 2020 Senior Notes. The Partnership treated this exchange as an extinguishment of debt. Accordingly, the Partnership recognized a gain for the difference between (1) the face amount of the 2020 Senior Notes repurchased net of the unamortized portion of both the original issuer’s discount and issuance costs and (2) the fair value of the units issued in the exchange based on the closing price on June 1, 2016. The Partnership previously repurchased and exchanged, and have not retired, $67.0 million of its 2020 Senior Notes. Subject to certain restrictions, the Partnership retains its voting rights under the indenture governing the 2020 Senior Notes.

6.625% Senior Notes Due 2021

On May 28, 2013, the Partnership and its 100% owned subsidiary Legacy Reserves Finance Corporation completed a private placement offering to eligible purchasers of an aggregate principal amount of $250 million of the Partnership’s 2021 Senior Notes. The 2021 Senior Notes were issued at 98.405% of par. The Partnership received approximately $240.7 million of net cash proceeds, after deducting the discount to initial purchasers and offering expenses paid by the Partnership.

On May 13, 2014, the Partnership and its 100% owned subsidiary Legacy Reserves Finance Corporation completed a private placement offering to eligible purchasers of an aggregate principal amount of an additional

$300 million of the Partnership’s 6.625% 2021 Senior Notes. This issuance of 2021 Senior Notes was at 99.0% of par. The Partnership received approximately $291.8 million of net cash proceeds, after deducting the discount to initial purchasers and offering expenses payable by the Partnership.

The terms of the 2021 Senior Notes, including details related to Partnership guarantors, are substantially identical to the terms of the 2020 Senior Notes with the exception of the interest rate and redemption provisions noted below. The Partnership will have the option to redeem the 2021 Senior Notes, in whole or in part, at any time on or after June 1, 2017, at the specified redemption prices set forth below together with any accrued and unpaid interest, if any, to the date of redemption if redeemed during the twelve-month period beginning on June 1 of the years indicated below.

Year	Percentage
2017	103.313%
2018	101.656%
2019 and thereafter	100.000%

The Partnership may be required to offer to repurchase the 2021 Senior Notes at a purchase price of 101% of the principal amount, plus accrued and unpaid interest, if any, to the redemption date, in the event of a change of control as defined by the indenture. The Partnership is in compliance with all financial and other covenants of the 2021 Senior Notes. The Partnership and Legacy Reserves Finance Corporation’s obligations under the 2021 Senior Notes are guaranteed by the same parties and on the same terms as the 2020 Senior Notes discussed above. Further, if the lenders under the Revolving Credit Agreement were to accelerate the indebtedness under the Revolving Credit Agreement as a result of a default, such acceleration could cause a cross-default of all of the 2021 Senior Notes and permit the holders of such notes to accelerate the maturities of such indebtedness.

On December 31, 2017, the Partnership entered into an agreement to repurchase a face amount of $187.1 million of its 2021 Senior Notes from certain holders in a single transaction. The transaction was settled on January 5, 2018 and will therefore be recognized in 2018. The Partnership will treat these repurchases as an extinguishment of debt. Accordingly, the Partnership recognized a gain for the difference between (1) the face amount of the 2021 Senior Notes repurchased net of the unamortized portion of both the original issuer’s discount and issuance costs and (2) the repurchase price during the three months ended March 31, 2018.

During the year ended December 31, 2016, the Partnership repurchased a face amount of $117.3 million of its 2021 Senior Notes on the open market. The Partnership treated these repurchases as an extinguishment of debt. Accordingly, the Partnership recognized a gain for the difference between (1) the face amount of the 2021 Senior Notes repurchased net of the unamortized portion of both the original issuer’s discount and issuance costs and (2) the repurchase price. The Partnership previously repurchased, and has not retired, $304.4 million of its 2021 Senior Notes. Subject to certain restrictions, the Partnership retains its voting rights under the indenture governing the 2021 Senior Notes.

Supplemental Indentures to the Senior Notes

On March 26, 2018, in connection with the Corporate Reorganization, the Partnership commenced consent solicitations relating to the 2020 Senior Notes and the 2021 Senior Notes.

On April 2, 2018, following receipt of the requisite consents of the holders of the 2020 Senior Notes and the 2021 Senior Notes, as applicable, the Partnership entered into:

•	the 2020 Supplemental Indenture; and

•	the 2021 Supplemental Indenture.

Pursuant to the supplemental indentures, the parties amended the indentures governing the Senior Notes to, among other things, (i) exclude the Corporate Reorganization from the definition of “Change of Control,”

(ii) permit the Corporate Reorganization, (iii) provide for the issuance of an unconditional and irrevocable guarantee of the 2020 Senior Notes and the 2021 Senior Notes by New Legacy and the General Partner, (iv) provide that certain covenants and other provisions under the Indentures previously applicable to the Partnership and its restricted subsidiaries will apply to New Legacy and its restricted subsidiaries, (v) make certain changes to the restricted payments covenant to reflect that the Partnership will no longer be a publicly traded master limited partnership following the Corporate Reorganization and (vi) effect certain other conforming changes.

Off-Balance Sheet Arrangements

None.

Contractual Obligations

A summary of the Partnership’s contractual obligations as of December 31, 2017 is provided in the following table.

	Obligations Due in Period
Contractual Cash Obligations	2018	2019-2020	2021-2022	Thereafter	Total
			(In thousands)
Long-term debt
Revolving credit facility(a)	$—	$499,000	$—	$—	$499,000
Interest on revolving credit facility(b)	21,806	5,452	—	—	27,258
Second Lien Term Loans	—	205,000	—	—	205,000
Interest on Second Lien Term Loans	24,600	38,950	—	—	63,550
Senior Notes(c)	—	232,989	432,656	—	665,645
Interest on Senior Notes	47,302	93,051	11,943	—	152,296
Management compensation(d)	2,430	4,860	4,860	—	12,150
Employee compensation(e)	3,101	823	—	—	3,924
Office lease	1,341	2,361	—	—	3,702

Total contractual cash obligations	$100,580	$1,082,486	$449,459	$—	$1,632,525

(a)	Represents amounts outstanding under the Revolving Credit Agreement as of December 31, 2017.
(b)	Based upon the weighted average interest rate of 4.37% under the Revolving Credit Agreement as of December 31, 2017.
(c)	Includes $187.1 million of 2021 Senior Notes repurchased on January 5, 2018.
(d)

The related employment agreements do not contain termination provisions; therefore, the ultimate payment obligation is not known. For purposes of this table, management has not reflected payments subsequent to 2022.

(e)

The Partnership has bonus agreements with certain of its non-executive employees. The bonus agreements provide for fixed bonus amounts to be paid to employees contingent upon various criteria including their continuous employment or a change in control.

Critical Accounting Policies and Estimates

The discussion and analysis of the Partnership’s financial condition and results of operations is based upon the consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of the Partnership’s consolidated financial statements requires the Partnership’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. Certain accounting policies involve judgments and uncertainties to such an extent that there is a reasonable likelihood that materially different amounts could have been reported under different conditions, or if different assumptions had been used. Estimates and assumptions are evaluated on a regular basis. The Partnership based its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates and assumptions used in preparation of the financial statements. Changes in these estimates and assumptions could materially affect the Partnership’s financial position, results of operations or cash flows. Management considers an accounting estimate to be critical if:

•	it requires assumptions to be made that were uncertain at the time the estimate was made; and

•	changes in the estimate or different estimates that could have been selected could have a material impact on the Partnership’s consolidated results of operations or financial condition.

Refer to Note 1 “Summary of Significant Accounting Policies” in the Notes to the Consolidated Financial Statements included in this proxy statement/prospectus for a detailed discussion of all significant accounting policies that the Partnership’s employs and related estimates made by management.

Nature of Critical Estimate Item: Oil and Natural Gas Reserves—The Partnership’s estimate of proved reserves is based on the quantities of oil and gas which geological and engineering data demonstrate, with reasonable certainty, to be recoverable in future years from known reservoirs under existing economic and operating conditions. LaRoche Petroleum Consultants, Ltd. (“LaRoche”) prepares a reserve and economic evaluation of all of the Partnership’s properties in accordance with SEC guidelines on a lease, unit or well-by-well basis, depending on the availability of well-level production data. The accuracy of the Partnership’s reserve estimates is a function of many factors including the following: the quality and quantity of available data, the interpretation of that data, the accuracy of various mandated economic assumptions, and the judgments of the individuals preparing the estimates. In addition, the Partnership must estimate the amount and timing of future operating costs, severance taxes, development costs, and workover costs, all of which may in fact vary considerably from actual results. In addition, as prices and cost levels change from year to year, the economics of producing the reserves may change and therefore the estimate of proved reserves also may change. Any significant variance in these assumptions could materially affect the estimated quantity and value of the Partnership’s reserves. Despite the inherent imprecision in these engineering estimates, the Partnership’s reserves are used throughout the Partnership’s financial statements. Reserves and their relation to estimated future net cash flows impact the Partnership’s depletion and impairment calculations. As a result, adjustments to depletion rates are made concurrently with changes to reserve estimates.

Assumptions/Approach Used: Units-of-production method to deplete the Partnership’s oil and natural gas properties—The quantity of reserves could significantly impact the Partnership’s depletion expense. Any reduction in proved reserves without a corresponding reduction in capitalized costs will increase the depletion rate.

Effect if Different Assumptions Used: Units-of-production method to deplete the Partnership’s oil and natural gas properties—A 10% increase or decrease in reserves would have decreased or increased, respectively, the Partnership’s depletion expense for the year ended December 31, 2017 by approximately 10%.

Nature of Critical Estimate Item: Asset Retirement Obligations—The Partnership has certain obligations to remove tangible equipment and restore land at the end of oil and gas production operations. These removal and restoration obligations are primarily associated with plugging and abandoning wells. GAAP requires the Partnership to estimate asset retirement costs for all of Partnership assets, adjust those costs for inflation to the forecast abandonment date, discount that amount using a credit-adjusted-risk-free rate back to the date the Partnership acquired the asset or obligation to retire the asset and record an asset retirement obligation (“ARO”) liability in that amount with a corresponding addition to the Partnership’s asset value. When new obligations are incurred (i.e., a new well is drilled or acquired), the Partnership adds a layer to the ARO liability. The Partnership then accretes the liability layers quarterly using the applicable effective credit-adjusted-risk-free rate for each layer. Should either the estimated life or the estimated abandonment costs of a property change materially upon periodic review, a new calculation is performed using the same methodology of taking the abandonment cost and inflating it forward to its abandonment date and then discounting it back to the present using the Partnership’s credit-adjusted-risk-free rate. The carrying value of the ARO is adjusted to the newly calculated value, with a corresponding offsetting adjustment to the asset retirement cost. When well obligations are relieved by sale of the property or plugging and abandoning the well, the related liability and asset costs are removed from the Partnership’s balance sheet. Any difference in the cost to plug and the related liability is recorded as a gain or loss on the Partnership’s income statement in the disposal of assets line item.

Assumptions/Approach Used: Estimating the future asset removal costs is difficult and requires management to make estimates and judgments because most of the removal obligations are many years in the future and contracts and regulations often have vague descriptions of what constitutes removal. Asset removal technologies and costs are constantly changing, as are regulatory, political, environmental, safety and public relations considerations. Inherent in the estimate of the present value calculation of the Partnership’s AROs are numerous assumptions and judgments including the ultimate settlement amounts, inflation factors, credit-adjusted-risk-free rates, timing of settlement, and changes in the legal, regulatory, environmental and political environments.

Effect if Different Assumptions Used: Since there are so many variables in estimating AROs, the Partnership attempts to limit the impact of management’s judgment on certain of these variables by developing a standard cost estimate based on historical costs and industry quotes updated annually. Unless the Partnership expects a well’s plugging to be significantly different than a normal abandonment, it uses this estimate. The resulting estimate, after application of a discount factor and present value calculation, could differ from actual results, despite the Partnership’s efforts to make an accurate estimate. The Partnership engages independent engineering firms to evaluate its properties annually. The Partnership considers the remaining estimated useful life from the year-end reserve report prepared by its independent reserve engineers in estimating when abandonment could be expected for each property. On an annual basis the Partnership’s management evaluates its latest estimates against actual abandonment costs incurred.

Nature of Critical Estimate Item: Derivative Instruments and Hedging Activities—The Partnership uses derivative financial instruments to achieve a more predictable cash flow from oil and natural gas production and interest expense by reducing its exposure to price fluctuations and interest rate changes. Currently, these transactions are swaps, enhanced swaps and collars whereby the Partnership exchanges its floating price for oil and natural gas for a fixed price and floating interest rates for fixed rates with qualified and creditworthy counterparties. The contracts with the Partnership’s counterparties enable it to avoid margin calls for out-of-the-money positions.

The Partnership does not specifically designate derivative instruments as cash flow hedges, even though they reduce its exposure to changes in oil and natural gas prices and interest rate changes. Therefore, the mark-to-market of these instruments is recorded in current earnings. The Partnership estimates market values utilizing software provided by a third party firm, which specializes in valuing derivatives, and validates these estimates by comparison to counterparty estimates as the basis for these end-of-period mark-to-market adjustments. In order to estimate market values, the Partnership uses forward commodity price curves, if available, or estimates of forward curves provided by third party pricing experts. For the Partnership’s interest rate swaps, the Partnership uses a yield curve based on money market rates and interest swap rates to estimate market value. When the Partnership records a mark-to-market adjustment resulting in a gain or loss in a current period, this change in fair value represents a current period mark-to-market adjustment for commodity derivatives which will be settled in future periods. As shown in the previous tables, the Partnership has hedged a portion of its future production through 2019. Taking into account the mark-to-market liabilities and assets recorded as of December 31, 2017, the future cash obligations table presented above shows the amounts which the Partnership would expect to pay the counterparties over the time periods shown. As oil and gas prices rise and fall, the Partnership’s future cash obligations related to these derivatives will rise and fall.

Nature of Critical Estimate Item: Oil and Natural Gas Property Impairments—Oil and natural gas properties are reviewed for impairment when facts and circumstances indicate that their carrying value may not be recoverable. The Partnership compares net capitalized costs of proved oil and natural gas properties to estimated undiscounted future net cash flows using management’s expectations of future oil and natural gas prices. These future price scenarios reflect the Partnership’s estimation of future price volatility. If net capitalized costs exceed estimated undiscounted future net cash flows, the measurement of impairment is based on estimated fair value, using estimated discounted future net cash flows. Significant inputs used to determine the fair values of proved properties include estimates of: (i) reserves; (ii) future operating and development costs; (iii) future commodity prices; and (iv) a market-based weighted average cost of capital rate. The underlying commodity prices embedded in the Partnership’s estimated cash flows are the product of a process that begins with NYMEX forward curve pricing, adjusted for estimated location and quality differentials, as well as other factors that the Partnership believes will impact realizable prices.

As of December 31, 2017, a 10% decrease in net cash flows attributable to the Partnership’s production caused by any one or a combination of variables, including commodity prices, development costs, changes in production levels or other factors, would increase the Partnership’s recognized oil and natural gas property impairments by $6.0 million.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases (“ASU 2016-02”). ASU 2016-02 establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Partnership is currently evaluating the impact of its pending adoption of ASU 2016-02 on its consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09”), which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP. In August 2015, the FASB issued ASU No. 2015-14, “Revenue from Contracts with Customers” (“ASU 2015-14”), which approved a one-year delay of the standard’s effective date. In accordance with ASU 2015-14, the standard is now effective for annual periods beginning after December 15, 2017, and interim periods therein, using either of the following transition methods: (i) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients; or (ii) a retrospective approach with the cumulative effect of initially adopting ASU 2014-09 recognized at the date of adoption (which includes additional footnote disclosures). The Partnership will adopt ASU 2014-09 utilizing the modified retrospective approach as of January 1, 2018.

The Partnership has completed its scoping and impact assessment of ASU 2014-09. Its assessment included involvement from a consultant to assist with implementation methodology and development of conclusions related to the impact that ASU 2014-09 is expected to have on the Partnership’s financial statements.

In performing its impact assessment, the Partnership evaluated a representative population of revenue contracts related to its three material revenue streams: oil, natural gas and natural gas liquids. Through its contract review process, the Partnership identified all material contract types and contractual features that represent its revenue. For those contracts evaluated during its implementation, the Partnership reviewed key contract provisions under ASU 2014-09 to assess the impact on the amount and timing of revenue recognition, as well as the presentation of revenues upon adoption of the new standard. As a part of this assessment, the Partnership compared its historical accounting policies and practices to that required by ASU 2014-09.

Based upon work completed to date, the adoption of ASU 2014-09 will not have a material impact on net profit. However, certain reclassifications between revenue and expenses will be required based upon the Partnership’s assessment of (i) where control of its product passes to its customers for certain natural gas and NGL contracts and (ii) whether the Partnership represents the principal or the agent in certain arrangements. In addition, the Partnership’s disclosures surrounding revenue recognition will be more robust upon adoption of ASU 2014-09. The Partnership is continuing to perform other implementation activities, including the development of new controls and policies and draft disclosures.

BUSINESS OF THE PARTNERSHIP

Overview

The Partnership is a master limited partnership headquartered in Midland, Texas, focused on the development of oil and natural gas properties primarily located in the Permian Basin, East Texas, Rocky Mountain and Mid-Continent regions of the United States.

The Partnership’s oil and natural gas production and reserve data as of December 31, 2017 are as follows:

•	the Partnership had proved reserves of approximately 180.0 MMBoe, of which 66% were natural gas, 34% were NGLs and 94% were classified as proved developed producing; and

•	the Partnership’s proved reserves to production ratio was approximately 10.0 years based on the annualized production volumes for the three months ended December 31, 2017.

The Partnership has built a diverse portfolio of oil and natural gas reserves primarily through the acquisition of producing oil and natural gas properties and the development of properties in established producing trends. These acquisitions, along with the Partnership’s ongoing development activities and operational improvements, have allowed it to achieve significant production and reserve growth over the last decade.

2017 Highlights

•	Deployed $176.8 million of development capital expenditures, primarily focused on the drilling and completion of the Partnership’s Permian Basin horizontal assets;

•	Paid $141 million Acceleration Payment to gain additional exposure to certain of the Partnership’s Permian Basin horizontal assets and improve the Partnership’s credit metrics;

•	Increased revenue 39%, relative to 2016, to $436 million;

•	Increased oil production 26%, relative to 2016, to 13,786 Bbls/d;

•	Entered into an agreement to repurchase $187 million of the 2021 Senior Notes at $0.70 per $1.00 of principal amount; and

•	Entered into an agreement to amend the Partnership’s Term Loan Credit Agreement to increase the amount of aggregate commitments from $300 million to $400 million.

Business Strategy

The key elements of the Partnership’s business strategy are to:

•	Prudently deploy capital in developing drilling opportunities that maximize return on investment, production, reserves and cash flow;

•	Identify, acquire and exploit additional opportunities to broaden the Partnership’s operational footprint and enrich its future growth potential;

•	Maintain efficient operations to minimize production declines, improve lifting costs and well economics; and

•	Rationalize the Partnership’s asset base by regularly reviewing its asset portfolio and divesting non-core assets.

2018 Operating Focus

In 2018, the Partnership plans to focus on the development of its Permian Basin horizontal drilling inventory. The Partnership’s development capital expenditures are expected to be approximately $225 million, compared to approximately $176.8 million in 2017 and $29.5 million in 2016. The Partnership expects to fund its 2018 investments from cash flow from operations and available borrowing capacity under the Revolving Credit Agreement and Term Loan Credit Agreement. Should projected commodity prices deviate from the Partnership’s current outlook, the Partnership may elect to make adjustments to its level of capital expenditures. The Partnership is evaluating and intends to evaluate and opportunistically pursue alternatives to change its legal structure and tax status as a partnership, materially reduce the Partnership’s outstanding indebtedness and extend its near term maturity indebtedness. In the event that cash flows from operations are greater than the Partnership currently anticipates, whether as a result of increased commodity prices, reduced interest expense or otherwise, or additional external financing sources become available to it, the Partnership intends to accelerate its development plan and increase capital expenditures.

Operating Regions

Permian Basin. The Permian Basin, one of the largest and most prolific oil and natural gas producing basins in the United States, was discovered in 1921 and extends over 100,000 square miles in West Texas and southeast New Mexico. It is characterized by oil and natural gas fields with long production histories and multiple producing formations. These stacked formations have been further drilled and produced following the advent and refinement of horizontal drilling. Currently, the majority of the rigs running in the Permian Basin are drilling horizontal wells. The Permian Basin has historically been the Partnership’s largest operating region and still contains the majority of its drilling locations and development projects. The Partnership’s producing wells in the Permian Basin are generally characterized as oil wells that also produce high-Btu casinghead gas with significant NGL content.

East Texas. The Partnership entered the East Texas region through its July 2015 acquisitions in Anderson, Freestone, Houston, Leon, Limestone and Robertson counties. The properties in East Texas consist of mature, low-decline natural gas wells. The East Texas properties are supported by a 601 mile natural gas gathering system and plant the Partnership acquired as part of those acquisitions.

Rocky Mountain. The Partnership’s Rocky Mountain region was originally comprised by acquisitions in the Big Horn, Wind River and Powder River Basins in Wyoming largely consisting of mature oil wells with a natural water drive producing primarily from the Dinwoody-Phosphoria, Tensleep and Minnelusa formations. The Partnership expanded its footprint with its acquisition of oil properties in North Dakota and Montana in 2012 and its acquisition of non-operated natural gas properties in Colorado in 2014. The North Dakota properties produce primarily from the Madison and Bakken formations, while the Montana properties produce mostly from the Sawtooth and Bowes formations. The Colorado properties produce primarily from the Williams Fork formation.

Mid-Continent. The Partnership’s properties in the Mid-Continent region are located in Oklahoma. These properties were acquired in 2007.

The Partnership’s proved reserves by operating region are as follows:

Proved Reserves by Operating Region as of December 31, 2017
Operating Regions	Oil (MBbls)	Natural Gas (MMcf)	NGLs (MBbls)	Total (MBoe)	% Liquids	% PDP	% Total
Permian Basin	43,023	125,810	1,433	65,424	68%	87%	36%
East Texas	79	343,720	216	57,582	1%	98%	32%
Rocky Mountain	5,987	234,176	5,338	50,354	22%	99%	28%
Mid-Continent	2,057	12,428	2,465	6,593	69%	96%	4%

Total	51,146	716,134	9,452	179,953	34%	94%	100%

Development Activities

The Partnership’s development projects are primarily focused on drilling and completing new wells, but also include accessing additional productive or improving existing formations in existing well-bores, and artificial lift equipment enhancement, as well as secondary (waterflood) and tertiary recovery projects.

The table below details the activity in the Partnership’s PUD locations from December 31, 2016 to December 31, 2017:

	Gross Locations	Net Locations	Net Volume (MBoe)
Balance, December 31, 2016	47	16.9	5,643
PUDs converted to PDP by drilling	(17)	(4.1)	(3,384)
PUDs removed due to performance(a)	(1)	(0.6)	(13)
PUDs removed from future drilling schedule(c)	(8)	(6.1)	(684)
PUDs removed due to sale	(2)	(2.0)	(212)
Extensions and discoveries(b)	21	11.3	4,402
Ownership changes	—	4.7	2,211

Balance, December 31, 2017	40	20.1	7,963

(a)

PUDs removed due to performance are those PUDs removed due to new or revised engineering, geologic and economic evaluations such as offset well production data, the drilling of offset wells, new geologic data or changes in projected capital costs or product prices. PUDs are removed depending on whether the technical criteria for the proved undeveloped reserve classification is satisfied. The reduction in PUDs due to performance was due to the removal of a PUD as it became uneconomic as of December 31, 2017 based on offset well performance.

(b)

The increases in PUDs due to extensions and discoveries were driven by offset drilling in connection with the Partnership’s drilling program in the Permian Basin, which includes the horizontal Spraberry, horizontal Wolfcamp and horizontal Bone Spring wells.

(c)

These PUD locations were removed from the Partnership’s PUD inventory because it determined, based upon review of its current inventory and as indicated in its future drilling plans, that these PUD locations are not scheduled to be drilled within five years after initial recognition as proved reserves.

As of December 31, 2017, the Partnership identified 57 gross (32.4 net) recompletion and fracture stimulation projects.

Excluding any potential acquisitions, the Partnership expects to make capital expenditures of approximately $225 million during the year ending December 31, 2018 and during the three months ended March 31, 2018, it incurred $59.7 million of such capital expenditures inclusive of the effect accrued capital expenditures.

A significant portion of the Partnership’s horizontal operated development activity in the Permian Basin is pursued through its Development Agreement. The Partnership’s capital resources and liquidity benefit from its interest in the development activity under the Development Agreement as described below.

On August 1, 2017, the Partnership, along with Investor, entered into Restated Agreement, which amended and restated the Development Agreement pursuant to which the Partnership and Investor agreed to participate in the funding, exploration, development and operation of certain of the Partnership’s undeveloped oil and gas properties in the Permian Basin. Under the Restated Agreement and through subsequent elections, the parties have now committed to develop the Second Tranche. Investor’s share of its development costs is limited to $80 million.

In connection with the Restated Agreement, the Partnership made the $141 million Acceleration Payment to cause the reversion of Investor’s working interest from 80% to 15% of the parties’ combined interests in the

48 wells contained in the first tranche such that the Partnership’s working interest reverted from 20% to 85% of the parties’ combined working interests in all such wells, and all undeveloped assets subject to the terms of the Restated Agreement reverted back to the Partnership. The reversion of interests as a result of the Acceleration Payment was accounted for as an asset acquisition. Refer to Note 4 “Acquisitions” in the Notes to the Consolidated Financial Statements included in this proxy statement/prospectus for discussion of the impact ASU 2017-01 had on the Partnership’s current period consolidated financial statements. Pursuant to the Restated Agreement, Investor shall fund 40% of the costs to the parties’ combined interests to develop the wells in the Second Tranche in exchange for an undivided 33.7% working interest of the Partnership’s original working interest in the wells, subject to a reversionary interest of 6.3% of the Partnership’s original working interest in the wells upon the occurrence of Investor achieving a 15% internal rate of return in the aggregate with respect to such tranche of wells. The Restated Agreement provides that Investor can suspend its obligation to fund wells in a tranche upon the occurrence of certain events, but that the Partnership can continue to drill and fund on its own any such wells in which Investor elects to not participate (subject to Investor’s later right to participate in such wells in accordance with the Restated Agreement).

The Acceleration Payment was funded by a $145 million draw under the Partnership’s Term Loan Credit Agreement.

During 2017, the Partnership completed several individually immaterial divestitures totaling $11.1 million net of costs subject to customary post-closing obligations. These divestitures consisted of dispositions of unproved leasehold acreage and low-volume, high-cost producing properties and resulted in a loss on disposal of assets of $1.6 million for the year ended December 31, 2017.

Oil and Natural Gas Derivative Activities

The Partnership’s business strategy includes entering into oil and natural gas derivative contracts which are designed to mitigate price risk for a portion of its oil, NGL and natural gas production from time to time. At March 31, 2018, the Partnership had in place oil and natural gas derivatives covering portions of its estimated future oil and natural gas production. The Partnership’s derivative contracts are in the form of fixed price swaps, enhanced swaps and costless collars for NYMEX WTI oil; fixed price swaps for NYMEX Henry Hub; and fixed price swaps for the Midland-to-Cushing oil differential.

Summary of Oil and Natural Gas Properties and Projects

The Partnership’s most significant fields and regions are Spraberry, East Texas, Lea and Piceance Basin. As of December 31, 2017, these four areas accounted for approximately 67% of the Partnership’s standardized measure and 73% of its total estimated proved reserves.

Spraberry Field. The Spraberry field is located in Andrews, Howard, Midland, Martin, Reagan and Upton Counties, Texas. This Spraberry field summary includes wells in the War San field which produce from the same formations and in the same area as the Partnership’s Spraberry field wells. This field produces from Spraberry and Wolfcamp age formations from 5,000 to 11,000 feet. The Partnership operates 193 active wells (187 producing, 6 injecting) in this field with working interests ranging from 12.9% to 100% and net revenue interests ranging from 9.6% to 90.8%. The Partnership also owns another 169 non-operated wells (165 producing, 4 injecting). As of December 31, 2017, the Partnership’s properties in the Spraberry field contained 19.2 MMBoe (76% liquids) of net proved reserves with a standardized measure of $289.9 million. The average net daily production from this field was 7,365 Boe/d for the fourth quarter of 2017. The estimated reserve life (R/P) for this field is 7.1 years based on the annualized fourth quarter production rate.

Twenty wells were drilled on the Partnership’s properties in the Spraberry field in 2017. The Partnership has identified six more proved undeveloped projects, four of which are horizontal Wolfcamp or horizontal Spraberry locations and the remainder are primarily 40-acre infill drilling locations, and three behind-pipe or proved developed non-producing recompletion projects in this field. The Partnership has also identified numerous unproved drilling locations in this field.

East Texas. The Partnership’s wells in the East Texas basin are primarily located in Freestone, Leon and Robertson Counties, Texas. The wells in the Partnership’s East Texas fields are produced from multiple fields and formations which primarily include the Bossier and Cotton Valley formations at depths of approximately 12,000 to 14,000 feet. The Partnership operates 911 active wells (905 producing, 6 injecting) in East Texas with working interests ranging from 19.2% to 100% and net revenue interests ranging from 3.2% to 87.5%. The Partnership also owns another 545 non-operated wells (527 producing, 18 injecting). As of December 31, 2017, the Partnership’s properties in East Texas contained 57.0 MMBoe of net proved reserves with a standardized measure of $195.2 million. The average net daily production from this field was 12,128 Boe/d for the fourth quarter of 2017. The estimated reserve life (R/P) for this field is 12.9 years based on the annualized fourth quarter production rate.

Lea Field. The Lea field is located in Lea County, New Mexico. The Partnership’s Lea field properties consist primarily of interests in the Lea Unit. The majority of the production from these properties is from the Bone Spring formation at depths of 9,500 feet to 11,500 feet. These properties also produce from the Morrow, Devonian, Delaware and Pennsylvania formations at depths ranging from 6,500 feet to 14,500 feet. The Partnership operates 36 wells (35 producing, 1 injecting) in the Lea Field with working interests ranging from 2.4% to 91.3% and net revenue interests ranging from 4.1% to 75.9%. As of December 31, 2017, the Partnership’s properties in the Lea Field contained 10.6 MMBoe (78% liquids) of net proved reserves with a standardized measure of $166.4 million. The average net daily production from this field was 4,205 Boe/d for the fourth quarter of 2017. The estimated reserve life (R/P) of the field is 6.9 years based on the annualized fourth quarter production rate.

Ten wells were drilled on the Partnership’s properties in the Lea field in 2017. The Partnership’s engineers have identified nine additional proved undeveloped horizontal Bone Spring drilling locations and two behind-pipe or proved developed non-producing recompletion projects in this field. The Partnership has also identified numerous unproved horizontal drilling locations in this field.

Piceance Basin. The Partnership’s wells in the Piceance Basin are located in Garfield County, Colorado in the Grand Valley, Parachute and Rulison fields. Most of the wells in these fields produce from the Williams Fork formation at depths of approximately 7,000 to 9,000 feet and some wells produce from the Wasatch formation at depths of 1,600 to 4,000 feet. The Partnership’s ownership in this basin is comprised of non-operated interests in 2,676 active wells acquired in 2014 (the “Piceance Acquisition”). As of December 31, 2017, the Partnership’s properties in the Piceance Basin contained 44.6 MMBoe (13% liquids) of net proved reserves with a standardized measure of $133.4 million. The average net daily production from this field was 11,464 Boe/d for the fourth quarter of 2017. The estimated reserve life (R/P) for this field is 10.7 years based on the annualized fourth quarter production rate.

Proved Reserves

The following table sets forth a summary of information related to the Partnership’s estimated net proved reserves as of the dates indicated based on reserve reports prepared by LaRoche. The estimates of net proved reserves have not been filed with or included in reports to any federal authority or agency. Standardized measure amounts shown in the table are not intended to represent the current market value of the Partnership’s estimated oil and natural gas reserves.

The following information represents estimates of the Partnership’s proved reserves as of December 31, 2017, 2016 and 2015. These reserve estimates have been prepared in compliance with the SEC rules and accounting standards using current costs and the average annual prices based on the unweighted arithmetic average of the first-day-of-the-month price for each month in the years ended December 31, 2017, 2016 and

2015. As a result of this methodology, the Partnership used an average WTI posted price of $47.79 per Bbl for oil and an average Platts’ Henry Hub natural gas price of $2.98 per MMBtu to calculate the Partnership’s estimate of proved reserves as of December 31, 2017. Please see the table below.

	As of December 31,
	2017	2016	2015
Reserve Data:
Estimated net proved reserves:
Oil (MMBbls)	51.1	32.5	36.1
Natural Gas Liquids (MMBbls)	9.5	7.8	7.8
Natural Gas (Bcf)	716.1	627	721.6

Total (MMBoe)	180	144.8	164.2

Estimated proved developed reserves:
Oil (MMBbls)	45.0	28.1	34.3
Natural Gas Liquids (MMBbls)	9.3	7.7	7.7
Natural Gas (Bcf)	705.7	620.0	718.1

Total (MMBoe)	172.0	139.2	161.7

Estimated proved undeveloped reserves:
Oil (MMBbls)	6.1	4.4	1.8
Natural Gas Liquids (MMBbls)	0.1	0.1	—
Natural Gas (Bcf)	10.5	7.1	3.5

Total (MMBoe)	8.0	5.6	2.5
Proved developed reserves as a percentage of total proved reserves	96%	96%	98%
Standardized measure (in millions)(a)	$1,172.1	$575.6	$694.9
Oil and Natural Gas Prices(b)
Oil—WTI per Bbl	$47.79	$39.25	$46.79
Natural gas—Henry Hub per MMBtu	$2.98	$2.48	$2.59

(a)

Standardized measure is the present value of estimated future net revenues to be generated from the production of proved reserves, determined in accordance with assumptions required by the FASB and the SEC (using current costs and the average annual prices based on the unweighted arithmetic average of the first-day-of-the-month price) without giving effect to non-property related expenses such as general administrative expenses and debt service or to depletion, depreciation and amortization and discounted using an annual discount rate of 10%. For the purpose of calculating the standardized measure, the costs and prices are unescalated. Federal income taxes have not been deducted from future production revenues in the calculation of standardized measure as each partner is separately taxed on its share of the Partnership’s taxable income. In addition, Texas margin taxes and the federal income taxes associated with a corporate subsidiary have not been deducted from future production revenues in the calculation of the standardized measure as the impact of these taxes would not have a significant effect on the calculated standardized measure. Standardized measure does not give effect to derivative transactions. For a description of the Partnership’s derivative transactions, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Partnership—Cash Flow from Investing Activities.” Oil and natural gas prices as of each date are based on the unweighted arithmetic average of the first-day-of-the-month price for each month as posted by Plains Marketing L.P. and Platts Gas Daily for oil and natural gas, respectively, with these representative prices adjusted by property to arrive at the appropriate net sales price, which is held constant over the economic life of the property.

(b)

Oil and natural gas prices as of each date are based on the unweighted arithmetic average of the first day of the month price for each month as posted by Plains Marketing L.P. and Platts Gas Daily for oil and natural gas, respectively, with these representative prices adjusted by property to arrive at the appropriate net sales price, which is held constant over the economic life of the property.

Proved developed reserves are reserves that can be expected to be recovered through existing wells with existing equipment and operating methods. Proved undeveloped reserves are reserves that are expected to be recovered from new wells on undrilled acreage for which the existence and recoverability of such reserves can be estimated with reasonable certainty, or from existing wells on which a relatively major expenditure is required for recompletion. None of our proved undeveloped reserves disclosed as of December 31, 2017 are expected to be developed on a date more than five years from the date of the initial disclosure of the reserves.

The data in the above table represents estimates only. Oil and natural gas reserve engineering is inherently a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured exactly. The accuracy of any reserve estimate is a function of the quality of available data and engineering and geological interpretation and judgment. Accordingly, reserve estimates may vary from the quantities of oil and natural gas that are ultimately recovered. See “Risk Factors—Risks Related to the Business—Our estimated reserves are based on many assumptions that may prove inaccurate. Any material inaccuracies in these reserve estimates or underlying assumptions will materially affect the quantities and present value of our reserves.” Future prices received for production and costs may vary, perhaps significantly, from the prices and costs assumed for purposes of these estimates. Standardized measure amounts shown above should not be construed as the current market value of the Partnership’s estimated oil and natural gas reserves. The 10% discount factor used to calculate standardized measure, which is required by FASB pronouncements, is not necessarily the most appropriate discount rate. The present value, no matter what discount rate is used, is materially affected by assumptions as to timing of future production, which may prove to be inaccurate.

From time to time, the Partnership engages LaRoche to prepare a reserve and economic evaluation of properties that the Partnership is considering purchasing. Neither LaRoche nor any of its employees have any interest in those properties, and the compensation for these engagements is not contingent on their estimates of reserves and future net revenues for the subject properties. During 2017, 2016 and 2015, the Partnership paid LaRoche approximately $314,186, $395,740 and $621,822, respectively, for such reserve and economic evaluations as well as its annual reserve report.

Internal Control over Reserve Estimations

The Partnership’s proved reserves are estimated at the well or unit level and compiled for reporting purposes by the Partnership’s reservoir engineering staff, none of whom are members of its operating teams nor are they managed by members of its operating teams. The Partnership maintains internal evaluations of its reserves in a secure engineering database. The Partnership’s reservoir engineering staff meets with LaRoche periodically throughout the year to discuss assumptions and methods used in the reserve estimation process. The Partnership provides LaRoche information on all properties acquired during the year for addition to its reserve report. LaRoche updates production data from public sources and then modifies production forecasts for all properties as necessary. The Partnership provides to LaRoche lease operating statement data at the property level from the Partnership’s accounting system for estimation of each property’s operating expenses, price differentials, gas shrinkage and NGL yield. The Partnership’s reserve engineering staff provides all changes to the Partnership’s ownership interests in the properties to LaRoche for input into the reserve report. The Partnership provides information on all capital projects completed during the year as well as changes in the expected timing of future capital projects. The Partnership provides updated capital project cost estimates and abandonment cost and salvage value estimates. The Partnership’s internal engineering staff coordinates with the Partnership’s accounting and other departments and works closely with LaRoche to ensure the integrity, accuracy and timeliness of data that is furnished to LaRoche for its reserve estimation process. All of the reserve information in the Partnership’s secure reserve engineering data base is provided to LaRoche. After evaluating and inputting all information provided by the Partnership, LaRoche, as independent third-party petroleum engineers, provides it with a preliminary reserve report which the Partnership’s engineering staff and its Chief Financial Officer review for accuracy and completeness with an emphasis on ownership interest, capital spending and timing, expense estimates and production curves. After considering comments provided by the Partnership, LaRoche completes and publishes the final reserve report. The Partnership’s engineering staff, in coordination with its accounting department and its Chief Financial Officer, ensure that the information derived from LaRoche’s reports is properly disclosed in the Partnership’s filings.

The Partnership’s Vice President, Corporate Reserves and Planning, is the reservoir engineer primarily responsible for overseeing the preparation of reserve estimates by the third-party engineering firm, LaRoche. He has held a wide variety of technical and supervisory positions during a 40-year career with four publicly traded oil and natural gas producing companies, including the Partnership. He has over 30 years of SEC reserve report preparation experience in addition to continuing education courses on reserve estimation and reporting, including one in 2009 covering the effect of the SEC’s Final Rule, Modernization of Oil and Gas Reporting. For the professional qualifications of the primary person responsible for the third-party reserve evaluation, please see the last paragraph of Exhibit 99.1—Summary Reserve Report from LaRoche Petroleum Consultants, Ltd.

Production and Price History

The following table sets forth a summary of unaudited information with respect to the Partnership’s production and sales of oil and natural gas for the three months ended March 31, 2018 and 2017, and the years ended December 31, 2017, 2016 and 2015:

	Three Months Ended March 31,		Year Ended December 31,
	2018	2017	2017(a)	2016	2015(b)
Production:
Oil (MBbls)	1,547	1,037	5,032	4,019	4,608
NGL (MGal)	9,244	7,653	38,159	36,757	42,210
Gas (MMcf)	14,280	15,592	62,833	66,824	50,687
Total (MBoe)	4,147	3,818	16,413	16,032	14,061
Average daily production (Boe per day)	46,078	42,422	44,967	43,803	38,523
Average sales price per unit (excluding commodity derivative cash settlements):
Oil (per Bbl)	$60.38	$47.39	$47.59	$37.95	$43.37
NGL (per Gal)	$0.80	$0.66	$0.65	$0.42	$0.39
Gas (per Mcf)	$2.57	$2.91	$2.74	$2.19	$2.41
Combined (per Boe)	$33.15	$26.07	$26.58	$19.61	$24.09
Average sales price per unit (including commodity derivative cash settlements):
Oil (per Bbl)	$57.22	$50.42	$49.94	$47.27	$63.32
NGL (per Gal)	$0.80	$0.66	$0.65	$0.42	$0.39
Gas (per Mcf)	$2.72	$2.98	$2.93	$2.60	$3.22
Combined (per Boe)	$32.48	$27.18	$28.05	$23.63	$33.55
Average unit costs per Boe:
Production costs, excluding production and other taxes	$10.99	$12.89	$10.58	$10.59	$13.03
Ad valorem taxes	$0.57	$0.52	$0.59	$0.60	$0.81
Production and other taxes	$1.77	$1.09	$1.21	$0.89	$1.17
General and administrative, excluding transaction costs and LTIP	$2.29	$2.26	$2.07	$1.95	$2.20
Total general and administrative	$5.81	$2.76	$3.01	$2.72	$3.31
Depletion, depreciation and amortization	$8.81	$7.54	$7.73	$9.38	$12.61

(a)

Includes the production and operating results of the properties acquired as a part of the Partnership’s asset acquisition in conjunction with the Acceleration Payment from the closing date on August 1, 2017 through December 31, 2017.

(b)	Includes the production and operating results of the properties acquired as a part of the Anadarko Acquisitions from the closing date on July 31, 2015 through December 31, 2015.

Productive Wells

The following table sets forth information at December 31, 2017 relating to the productive wells in which the Partnership owned a working interest as of that date. Productive wells consist of producing wells and wells capable of production, including natural gas wells awaiting pipeline connections to commence deliveries and oil wells awaiting connection to production facilities. Gross wells are the total number of producing wells in which the Partnership owns an interest, and net wells are the product of its fractional working interests owned in gross wells.

	Oil		Natural Gas		Total
	Gross	Net	Gross	Net	Gross	Net
Operated	2,205	1,678	1,292	1,134	3,497	2,812
Non-operated	2,819	264	4,176	1,230	6,995	1,494

Total	5,024	1,942	5,468	2,364	10,492	4,306

Developed and Undeveloped Acreage

The following table sets forth information as of December 31, 2017 relating to the Partnership’s leasehold acreage.

	Developed Acreage(a)		Undeveloped Acreage(b)		Total Acreage
	Gross(c)	Net(d)	Gross(c)	Net(d)	Gross(c)	Net(d)
Total	1,004,500	483,497	190,251	54,119	1,194,751	537,616

(a)	Developed acres are acres spaced or assigned to productive wells or wells capable of production.
(b)

Undeveloped acres include acres held by production but not currently allocated or assigned to producing wells or wells capable of production and acres not held by production and subject to the primary term of the leases, regardless of whether such acreage contains proved reserves. The majority of the Partnership’s proved undeveloped locations are located on acreage currently held by production. As the economic viability of any potential oil and natural gas development related to the acres not held by production is remote, the Partnership has assigned minimal value to its acreage not held by production and thus the minimum remaining term of those leases is immaterial to it.

(c)	A gross acre is an acre in which the Partnership owns a working interest. The number of gross acres is the total number of acres in which the Partnership owns a working interest.
(d)

A net acre is deemed to exist when the sum of the fractional ownership working interests in gross acres equals one. The number of net acres is the product of the fractional working interests owned in gross acres expressed as whole numbers and fractions thereof.

Drilling Activity

The following table sets forth information with respect to wells completed by the Partnership during the years ended December 31, 2017, 2016 and 2015. The information should not be considered indicative of future performance, nor should it be assumed that there is necessarily any correlation between the numbers of productive wells drilled, quantities of reserves found or economic value. Productive wells are those that produce commercial quantities of oil and natural gas, regardless of whether they produce a reasonable rate of return.

	Year Ended December 31,
	2017	2016	2015
Gross:
Development
Productive	42	12	14
Dry	—	—	—

Total	42	12	14
Exploratory
Productive	—	—	—
Dry	—	—	—

Total	—	—	—
Net:
Development
Productive	27.4	2.2	3.8
Dry	—	—	—

Total	27.4	2.2	3.8
Exploratory
Productive	—	—	—
Dry	—	—	—

Total	—	—	—

Summary of Development Projects

For the year ended December 31, 2017, the Partnership invested approximately $176.8 million in implementing its development strategy, including $101.0 million related to the drilling and completion of 42 gross (27.4 net) development wells. The remaining $75.8 million was comprised of the development of proved undeveloped reserves still in process, recompletions, fracture stimulation projects and various infrastructure capital. The Partnership estimates that its capital expenditures for the year ending December 31, 2018 will be approximately $225 million for development drilling, recompletions and fracture stimulation and other development-related projects to implement this strategy. Over 90% of this capital is expected to be deployed in the Permian Basin while the balance is expected to be spread across East Texas, Wyoming, North Dakota and the East Binger field in Oklahoma. The Partnership will consider adjustments to this capital program based on its assessment of additional development opportunities that are identified during the year and the cash available to invest in its development projects.

Present Activities

As of December 31, 2017, the Partnership was in the process of drilling or completing 22 gross (14.1 net) wells, all of which were development wells. Further, 4 were classified as PUD within the Partnership’s year-end reserve report while 18 were classified as unproved and therefore not included in its year-end reserve report.

Operations

General

The Partnership operates approximately 62% of its total net daily production of oil and natural gas. Excluding its assets in the Piceance Basin, the Partnership operates approximately 84% of its net daily production of oil and natural gas. The Partnership designs and manages the development, recompletion or workover for all of the wells the Partnership operates and supervises operation and maintenance activities. The Partnership does not own drilling rigs or any material oil field services equipment used for drilling or maintaining wells on properties the Partnership operate. Independent contractors engaged by us provide all the equipment and personnel associated with these activities. The Partnership employs drilling, production and reservoir engineers, geologists and other specialists who have worked and will work to improve production rates, increase reserves, and lower the cost of operating its oil and natural gas properties. The Partnership also employs field operating personnel including production superintendents, production foremen, production technicians and lease operators. The Partnership charges the non-operating partners an operating fee for operating the wells, typically on a fee per well-operated basis proportionate to each owner’s working interest. The Partnership’s non-operated wells are managed by third-party operators who are typically independent oil and natural gas companies.

Oil and Natural Gas Leases

The typical oil and natural gas lease agreement covering the Partnership’s properties provides for the payment of royalties to the mineral owner for all oil and natural gas produced from any well drilled on the lease premises. In the Partnership’s areas of operation, this amount generally ranges from 12.5% to 33.7%, resulting in an 87.5% to 66.3% net revenue interest to the working interest owners, including the Partnership. Most of the Partnership’s leases are held by production and do not require lease rental payments.

Derivative Activity

The Partnership enters into derivative transactions with unaffiliated third parties with respect to oil and natural gas prices to achieve more predictable cash flows and to reduce its exposure to short-term fluctuations in oil and natural gas prices. The Partnership has entered into derivative contracts in the form of fixed price swaps for NYMEX WTI oil, NYMEX Henry Hub natural gas as well as Midland-to-Cushing crude oil basis differentials. The Partnership has also entered into multiple NYMEX WTI oil derivative three-way collar contracts and enhanced swap contracts, as well as NYMEX Henry Hub natural gas three-way collar contracts. The Partnership also enters into derivative transactions with respect to LIBOR interest rates to achieve more predictable cash flows and to reduce its exposure to short-term fluctuations in LIBOR interest rates. All of the Partnership’s interest rate derivative transactions are LIBOR interest rate swaps. The Partnership’s derivatives swap floating LIBOR rates for fixed rates. All of these commodity and interest rate contracts were executed in a costless manner, requiring no payment of premiums. Furthermore, none of the Partnership’s current derivative counterparties require it to post collateral.

Title to Properties

Prior to completing an acquisition of producing oil and natural gas leases, the Partnership performs title reviews on significant leases and, depending on the materiality of properties, may obtain a title opinion or review previously obtained title opinions. As a result, title opinions have been obtained on a portion of the Partnership’s properties.

As is customary in the oil and natural gas industry, the Partnership initially conducts only a cursory review of the title to Partnership properties on which it does not have proved reserves. Prior to the commencement of drilling operations on those properties, the Partnership conducts a thorough title examination and performs curative work with respect to significant defects. To the extent title opinions or other investigations reflect title defects on those properties, the Partnership is typically responsible for curing any title defects at its expense. The Partnership generally will not commence drilling operations on a property until it has cured any material title defects on such property.

The Partnership believes that it has satisfactory title to all of its material assets. Although title to these properties is subject to encumbrances in some cases, such as customary interests generally retained in connection with the acquisition of real property, customary royalty interests and contract terms and restrictions, liens under operating agreements, liens related to environmental liabilities associated with historical operations, liens for current taxes and other burdens, easements, restrictions and minor encumbrances customary in the oil and natural gas industry, the Partnership believes that none of these liens, restrictions, easements, burdens and encumbrances will materially detract from the value of these properties or from its interest in these properties or will materially interfere with its use in the operation of its business. In addition, the Partnership believes that it has obtained sufficient rights-of-way grants and permits from public authorities and private parties for it to operate its business in all material respects as described in this document.

Marketing and Major Purchasers

For the year ended December 31, 2017, the Partnership sold oil, NGL and natural gas production representing 10% or more of total revenues to the purchaser as detailed in the table below. For the years ended December 31, 2016 and 2015, the Partnership did not sell oil, NGL or natural gas production representing 10% or more of total revenue to any one customer.

	2017	2016	2015
Plains Marketing, LP	10%	6%	7%

The Partnership’s oil sales prices are based on formula pricing and calculated either using a discount to NYMEX WTI oil or using the appropriate buyer’s posted price less a regional differential and transportation fee.

Although the Partnership believes it could identify a substitute purchaser if it were to lose any of its oil or natural gas purchasers, the loss could temporarily cause a loss or deferral of production and sale of oil and natural gas in that particular purchaser’s service area. However, if one or more of the Partnership’s larger purchasers ceased purchasing oil or natural gas altogether, the loss of any such purchaser could have a detrimental impact on the Partnership’s short-term production volumes and its ability to find substitute purchasers for its production volumes in a timely manner, though the Partnership does not believe this would have a long-term material adverse effect on its operations.

Competition

The Partnership operates in a highly competitive environment for acquiring leases and properties, securing and retaining trained personnel and service providers and marketing oil and natural gas. The Partnership’s competitors may be able to pay more for leases, productive oil and natural gas properties and development projects and to evaluate, bid for and purchase a greater number of properties and prospects than the Partnership’s financial or personnel resources permit. The Partnership’s ability to acquire additional properties and to find and develop reserves in the future will depend on the Partnership’s ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment.

Seasonal Nature of Business

The demand for oil and natural gas can be seasonal based on motor vehicle driving patterns and heating and cooling demands related to weather. The Rockies’ oil prices suffer relative to WTI in the winter due to reduced demand for asphaltic crude. Refinery turnarounds in the Permian typically occur in the first quarter, and, historically, the Partnership has experienced wider oil differentials during this time.

Environmental Matters and Regulation

General. The Partnership’s operations are subject to stringent and complex federal, state and local laws and regulations governing environmental protection as well as the discharge of materials into the environment. These laws and regulations may, among other things:

•	require the acquisition of various permits before drilling commences;

•	restrict the types, quantities and concentration of various substances that can be released into the environment in connection with oil and natural gas drilling and production activities;

•	limit or prohibit drilling activities on certain lands lying within wilderness, wetlands, and other protected areas; and

•	require remedial measures to mitigate pollution from former and ongoing operations, such as requirements to close pits and plug abandoned wells.

These laws, rules and regulations may also restrict the rate of oil and natural gas production below the rate that would otherwise be possible. The regulatory burden on the oil and natural gas industry increases the cost of doing business in the industry and consequently affects profitability. Additionally, Congress and federal and state agencies frequently revise environmental laws and regulations, and any changes that result in more stringent and costly waste handling, disposal and cleanup requirements for the oil and natural gas industry could have a significant impact on the Partnership’s operating costs.

The following is a summary of some of the existing laws, rules and regulations to which the Partnership’s operations are subject.

Waste Handling. The Resource Conservation and Recovery Act, or RCRA, and comparable state statutes, regulate the generation, transportation, treatment, storage, disposal and cleanup of hazardous and non-hazardous wastes. Under the auspices of the United States Environmental Protection Agency, or the EPA, the individual states administer some or all of the provisions of RCRA, sometimes in conjunction with their own, more stringent requirements. Drilling fluids, produced waters, and most of the other wastes associated with the exploration, development, and production of crude oil or natural gas are currently regulated under RCRA’s non-hazardous waste provisions. However, it is possible that certain oil and natural gas drilling and production wastes now classified as non-hazardous could be classified as hazardous wastes in the future. Any such change could result in an increase in the Partnership’s costs to manage and dispose of wastes, which could have a material adverse effect on its results of operations and financial position.

Comprehensive Environmental Response, Compensation and Liability Act. The Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, also known as the Superfund law, may impose joint and several liability, without regard to fault or legality of conduct, on classes of persons who are considered to be responsible for the release of a hazardous substance into the environment. These persons include the owner or operator of the site where the release occurred and anyone who disposed or arranged for the disposal of a hazardous substance released at the site. Under CERCLA, such persons may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies. In addition, it is not uncommon for neighboring landowners and other third-parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.

The Partnership currently owns, leases, or operates numerous properties that have been used for oil and natural gas development and production for many years. Although the Partnership believes that it has utilized operating and waste disposal practices that were standard in the industry at the time, hazardous substances, wastes, or hydrocarbons may have been released on or under the properties owned or leased by the Partnership, or on or under other locations, including off-site locations, where such substances have been taken for disposal. In addition, most of the Partnership’s properties have been operated by third parties or by previous owners or operators whose treatment and disposal of hazardous substances, wastes, or hydrocarbons were not under its control. These properties and the substances disposed or released on them may be subject to CERCLA, RCRA, and analogous state laws. Under such laws, the Partnership could be required to remove previously disposed of substances and wastes, remediate contaminated property, or perform remedial plugging or pit closure operations to prevent future contamination.

Water Discharges. The Federal Water Pollution Control Act, or the Clean Water Act, and analogous state laws, impose restrictions and strict controls with respect to the discharge of pollutants, including spills and leaks of oil and other substances, into waters of the United States. The discharge of pollutants into regulated waters is prohibited, except in accordance with the terms of a permit issued by the EPA or an analogous state agency. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with discharge permits or other requirements of the Clean Water Act and analogous state laws and regulations. The Oil Pollution Act of 1990, as amended or OPA, which amends the Clean Water Act, establishes strict liability for owners and operators of facilities that cause a release of oil into waters of the United States. In addition, owners and operators of facilities that store oil above threshold amounts must develop and implement spill response plans.

Safe Drinking Water Act. The Partnership’s injection well facilities may be regulated under the Underground Injection Control, or UIC, program established under the Safe Drinking Water Act, or SDWA. The state and federal regulations implementing that program require mechanical integrity testing and financial assurance for wells covered under the program. The federal Energy Policy Act of 2005 amended the UIC provisions of the federal SDWA to exclude hydraulic fracturing from the definition of underground injection. From time to time, Congress has considered bills to repeal this exemption. The EPA conducted a study of hydraulic fracturing and issued a final report in December 2016. This study and other studies that may be undertaken by EPA or other federal agencies could spur initiatives to further regulate hydraulic fracturing under the SDWA or other statutory and/or regulatory mechanisms.

Endangered Species Act. Additionally, environmental laws such as the Endangered Species Act, or ESA, may impact exploration, development and production activities on public or private lands. The ESA provides broad protection for species of fish, wildlife and plants that are listed as threatened or endangered in the United States, and prohibits taking of endangered species. Federal agencies are required to ensure that any action authorized, funded or carried out by them is not likely to jeopardize the continued existence of listed species or modify their critical habitat. Some of the Partnership’s facilities may be located in areas that are designated as habitat for endangered or threatened species. Though the rule listing the Lesser Prairie Chicken was vacated, portions of the Partnership’s properties in New Mexico and west Texas are enrolled in Habitat Conservation Plans and as a result the Partnership is subject to certain practices and restrictions designed to protect the habitat of the Lesser Prairie Chicken. The Partnership believes that it is in substantial compliance with the ESA and the practices and restrictions related to the Lesser Prairie Chicken should not result in material costs or constraints to the Partnership’s operations. However, the designation of previously unidentified endangered or threatened species could cause the Partnership to incur additional costs or become subject to operating restrictions or bans in the affected areas.

Air Emissions. The Federal Clean Air Act, and comparable state laws, regulates emissions of various air pollutants through air emissions permitting programs and the imposition of other requirements. In addition, the EPA has developed, and continues to develop, stringent regulations governing emissions of toxic air pollutants at specified sources including pursuing the energy extraction sector under a National Enforcement Initiative. Federal and state regulatory agencies can impose administrative, civil and criminal penalties for non-compliance with air permits or other requirements of the Federal Clean Air Act and associated state laws and regulations. In addition, more stringent federal, state and local regulations, such as the EPA rules issued in May 2016 regarding the aggregation of exploration and production equipment as a single source could result in increased costs and the need for operational changes. Finally, the EPA issued rules in May 2016 covering methane emissions from new oil and natural gas industry operations which could result in additional costs and restrictions on the Partnership’s operations. In July 2017, the EPA proposed a two-year stay of certain requirements of this rule pending reconsideration of the rule.

National Environmental Policy Act. Oil and natural gas exploration and production activities on federal lands are subject to the National Environmental Policy Act, or NEPA. NEPA requires federal agencies, including the Department of the Interior, to evaluate major agency actions having the potential to significantly impact the environment. In the course of such evaluations, an agency may prepare an Environmental Assessment that assesses the potential direct, indirect and cumulative impacts of a proposed project and, if necessary, will prepare a more detailed Environmental Impact Statement that may be made available for public review and comment. All of the Partnership’s current exploration and production activities, as well as proposed exploration and development plans, on federal lands require governmental permits that are subject to the requirements of NEPA. This process has the potential to delay the development of oil and natural gas projects.

OSHA and Other Laws and Regulation. The Partnership is subject to the requirements of the federal Occupational Safety and Health Act (OSHA) and comparable state statutes. The OSHA hazard communication standard, the EPA community right-to-know regulations under Title III of CERCLA and similar state statutes require that the Partnership organize and/or disclose information about hazardous materials used or produced in its operations. The Partnership believes that it is in compliance with these applicable requirements and with other OSHA and comparable requirements.

In 2009, the EPA began to adopt regulations that would require a reduction in emissions of greenhouse gases from certain stationary sources and has required monitoring and reporting for other stationary sources, including the oil and natural gas production industry. In May 2016, the EPA finalized regulations that establish new controls for emissions of methane and volatile organic compounds from oil and natural gas operations. In July 2017, the EPA proposed a two-year stay of certain requirements of this rule pending reconsideration of the rule. Additional regional, federal or state requirements may be imposed in the future. New legislation or regulatory programs that restrict emissions of greenhouse gases in areas in which the Partnership conducts business could have an adverse effect on its operations and demand for its products. Currently, the Partnership’s operations are not adversely impacted by existing state and local climate change initiatives and, at this time, it is not possible to accurately estimate how potential future laws or regulations addressing greenhouse gas emissions would impact the Partnership business. Finally, it should be noted that some scientists have concluded that increasing concentrations of GHGs in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, floods and other climatic events; if any such effects were to occur, they could have an adverse effect on its exploration and production operations.

The Partnership believes that it is in substantial compliance with all existing environmental laws and regulations applicable to its current operations and that its continued compliance with existing requirements will not have a material adverse impact on the Partnership’s financial condition and results of operations. For instance, the Partnership did not incur any material capital expenditures for remediation or pollution control activities for the year ended December 31, 2017. Additionally, as of the date of this document, the Partnership is not aware of any environmental issues or claims that require material capital expenditures during 2018. However, the Partnership cannot assure investors that the passage of more stringent laws or regulations in the future will not have a negative impact on its financial position or results of operations.

Activities on Federal Lands. Oil and natural gas exploitation and production activities on federal lands are subject to NEPA. NEPA requires federal agencies, including the Department of Interior, to evaluate major agency actions having the potential to significantly impact the environment. In the course of such evaluations, an agency will typically prepare an Environmental Assessment to assess the potential direct, indirect and cumulative impacts of a proposed project and, if necessary, will prepare a more detailed Environmental Impact Statement that may be made available for public review and comment. The Partnership’s current production activities, as well as proposed development plans, on federal lands require governmental permits or similar authorizations that are subject to the requirements of NEPA. This process has the potential to delay, limit or increase the cost of developing oil and natural gas projects. Authorizations under NEPA are also subject to protest, appeal or litigation, any or all of which may delay or halt projects.

Federal, State or Native American Leases. The Partnership’s operations on federal, state, or Native American oil and natural gas leases are subject to numerous restrictions, including nondiscrimination statutes. Such operations must be conducted pursuant to certain on-site security regulations and other permits and authorizations issued by the Bureau of Land Management, or BLM, and other agencies. For example, in November 2016, the BLM finalized regulations which update standards to reduce venting and flaring from oil and gas production on public lands. In December 2017, the BLM suspended or delayed certain requirements of the rule until January 17, 2019.

Other Regulation of the Oil and Natural Gas Industry

The oil and natural gas industry is extensively regulated by numerous federal, state and local authorities. Legislation affecting the oil and natural gas industry is under constant review for amendment or expansion, frequently increasing the regulatory burden. Also, numerous departments and agencies, both federal and state, are authorized by statute to issue rules and regulations binding on the oil and gas industry and its individual members, some of which carry substantial penalties for failure to comply. Although the regulatory burden on the oil and natural gas industry increases the Partnership’s cost of doing business and, consequently, affects its profitability, these burdens generally do not affect the Partnership any differently or to any greater or lesser extent than they affect other companies in the oil and natural gas industry with similar types, quantities and locations of production.

Legislation continues to be introduced in Congress and development of regulations continues in the Department of Homeland Security and other agencies concerning the security of industrial facilities, including oil and natural gas facilities. The Partnership’s operations may be subject to such laws and regulations. Presently, it is not possible to accurately estimate the costs the Partnership could incur to comply with any such facility security laws or regulations, but such expenditures could be substantial.

Drilling and Production. The Partnership’s operations are subject to various types of regulation at federal, state and local levels. These types of regulation include requiring permits for the drilling of wells, drilling bonds and reports concerning operations. Most states, and some counties and municipalities, in which the Partnership operates also regulate one or more of the following:

•	the location of wells;

•	the method of drilling and casing wells;

•	the surface use and restoration of properties upon which wells are drilled;

•	the plugging and abandoning of wells; and

•	notice to surface owners and other third parties.

State laws regulate the size and shape of drilling and spacing units or pro-ration units governing the pooling of oil and natural gas properties. Some states allow forced pooling or integration of tracts to facilitate exploration while other states rely on voluntary pooling of lands and leases. In some instances, forced pooling or unitization may be implemented by third parties and may reduce the Partnership’s interest in the unitized properties. In addition, state conservation laws establish maximum rates of production from oil and natural gas wells, generally regulate and seek to restrict the venting or flaring of natural gas and impose requirements regarding the ratability of production. These laws and regulations may limit the amount of oil and natural gas the Partnership can produce from its wells or limit the number of wells or the locations at which it can drill. Moreover, each state generally imposes a production or severance tax with respect to the production and sale of oil, natural gas and natural gas liquids within its jurisdiction.

Natural gas regulation. The availability, terms and cost of transportation significantly affect sales of natural gas. The interstate transportation and sale or resale of natural gas is subject to federal regulation, including regulation of the terms, conditions and rates for interstate transportation, storage and various other matters, primarily by the Federal Energy Regulatory Commission, or the FERC. Federal and state regulations govern the price and terms for access to natural gas pipeline transportation. The FERC’s regulations for interstate natural gas transmission in some circumstances may also affect the intrastate transportation of natural gas.

Although natural gas prices are currently unregulated, Congress historically has been active in the area of natural gas regulation. The Partnership cannot predict whether new legislation to regulate natural gas might be proposed, what proposals, if any, might actually be enacted by Congress or the various state legislatures, and what effect, if any, the proposals might have on the operations of the underlying properties. Sales of condensate and natural gas liquids are not currently regulated and are made at market prices.

State Regulation. The various states regulate the drilling for, and the production, gathering and sale of, oil and natural gas, including imposing severance taxes and requirements for obtaining drilling permits. For example, Texas currently imposes a 4.6% severance tax on oil production and a 7.5% severance tax on natural gas production. New Mexico currently imposes a 3.75% severance tax on both oil and natural gas production. States also regulate the method of developing new fields, the spacing and operation of wells and the prevention of waste of natural gas resources. States may regulate rates of production and may establish maximum daily production allowable from natural gas wells based on market demand or resource conservation, or both. States do not regulate wellhead prices or engage in other similar direct economic regulation, but there can be no assurance that they will not do so in the future. The effect of these regulations may be to limit the amounts of natural gas that may be produced from the Partnership’s wells, and to limit the number of wells or locations it can drill.

The petroleum industry is also subject to compliance with various other federal, state and local regulations and laws. Some of those laws relate to resource conservation and equal employment opportunity. The Partnership does not believe that compliance with these laws will have a material adverse effect on it.

Employees

As of March 31, 2018, the Partnership had 321 full-time employees, none of whom are subject to collective bargaining agreements. The Partnership also contract for the services of independent consultants involved in land, engineering, regulatory, accounting, financial and other disciplines as needed. The Partnership believes that it has a favorable relationship with its employees.

Legal Proceedings

The Partnership is, from time to time, involved in litigation and claims arising out of the Partnership’s operations in the normal course of business.

On March 28, 2018, Doppelt filed a putative class action challenging the Merger against the Partnership, the Partnership GP and New Legacy. The initial complaint in the Doppelt Action contained two causes of action challenging the Merger, including breach of the Partnership Agreement and breach of the implied covenant of good faith and fair dealing. Doppelt sought injunctive relief prohibiting consummation of the Merger or, in the event the Merger is consummated, rescission or rescissory damages, as well as reasonable attorneys’ and experts’ fees and expenses. On April 4, 2018, a motion to expedite was filed in connection with the Doppelt Action, by which Doppelt sought a hearing on a motion for a preliminary injunction prior to the close of the Merger and requested that the Court set an expedited discovery schedule prior to any such hearing. Doppelt also filed the Doppelt Tax Action against the Partnership and the Partnership GP in 2017 for breach of the Partnership Agreement based on the treatment of the accrued but unpaid preferred distributions as “guaranteed payments” for tax purposes.

A second putative class action lawsuit challenging the Merger was filed in the Court on April 3, 2018 by Chammah Ventures against the Partnership, the Partnership GP and New Legacy. The Chammah Ventures Action contained the same causes of action and sought the same relief as the Doppelt Action.

On April 13, 2018, the Court issued an order consolidating the Doppelt Action and Chammah Ventures Action (together, the “Consolidated Action”) and appointing the plaintiff in the Doppelt Action as lead plaintiff and his counsel as lead counsel for the putative class action. On April 13, 2018, the Court also granted the motion to expedite the Consolidated Action. On April 23, 2018, Doppelt filed an amended complaint, adding an additional count for breach of the Partnership Agreement. A hearing on Doppelt’s motion for a preliminary injunction and the Partnership’s motion to dismiss occurred on June 4, 2018.

On June 22, 2018, the Partnership, New Legacy, the Partnership GP and Doppelt reached an agreement in principle to settle the Consolidated Action. On July 6, 2018, the parties submitted the Settlement Agreement to the Court, and on July 11, 2018, the Court entered the Scheduling Order for consideration of the Settlement Agreement. The Scheduling Order sets September 12, 2018 as the date for the hearing at which the Court will consider (i) the fairness of the Settlement Agreement; (ii) whether a judgment should be entered dismissing the Consolidated Action with prejudice; (iii) the plaintiff’s counsel’s application for fees and expenses; and (iv) any objections to the Settlement Agreement. The Settlement Agreement, if approved by the Court, will grant holders of Series A Preferred Units and Series B Preferred Units approximately 10,730,000 shares of common stock in New Legacy in addition to the approximately 16,913,592 shares those holders would collectively receive pursuant to the exchange ratios that were included in the Initial Merger Agreement. In exchange, the class of Preferred Unitholders (dating back to January 21, 2016 through the consummation of the Merger) have agreed to release the Partnership, the Partnership GP and New Legacy, and the other Released Parties, from liability for any claims related to or arising out of the rights inhering to the Preferred Units (subject to limited exceptions related to tax liabilities), including all claims brought in the Consolidated Action. As part of the Settlement Agreement, the Doppelt Tax Action will be dismissed. Each of the administrative agent for the Revolving Credit Agreement and the majority lenders under the Term Loan Credit Agreement have consented to the terms of the Settlement Agreement, as required pursuant to the terms of the Revolving Credit Agreement and the Term Loan Credit Agreement, respectively.

A third putative class action lawsuit challenging the Merger was filed against the Partnership, the Partnership GP, New Legacy and Merger Sub on April 27, 2018 by Patrick Irish in the District Court in Midland County, Texas (the “Irish Action”). The Irish Action contains the same general causes of action as the initial complaint filed in the Doppelt Action and the Chammah Ventures Action and seeks the same relief. The Partnership, the Partnership GP, New Legacy and the plaintiff’s counsel in the Consolidated Action have agreed to coordinate efforts to obtain a dismissal of the Irish Action following the consummation of the Merger.

The Partnership and New Legacy cannot predict the outcome of these or any other lawsuits that might be filed subsequent to the date of the filing of this proxy statement/prospectus, nor can the Partnership or New Legacy predict the amount of time and expense that will be required to resolve such litigation. The Partnership is not aware of any legal or governmental proceedings against it, or contemplated to be brought against it, under the various environmental protection statutes to which it is subject.

Offices

The Partnership’s principal offices are located at 303 W. Wall Street, Midland, Texas. In addition to its principal offices, the Partnership has regional offices located in Cody, Wyoming for engineering, land and accounting staff and in The Woodlands, Texas for engineering, geology and land staff.

MANAGEMENT OF THE PARTNERSHIP

Management of the Partnership

The directors and officers of the Partnership GP, as the Partnership’s general partner, manage the Partnership’s operations and activities. The Partnership GP is not elected by the unitholders and will not be subject to re-election on a regular basis in the future. Other than through their ability to elect directors of the Partnership GP as described below, unitholders will not be entitled to directly or indirectly participate in the management or operation of the Partnership.

The Partnership GP owes certain fiduciary duties to the Partnership. The Partnership GP will be liable, as general partner, for all of the Partnership’s debts (to the extent not paid from the Partnership’s assets), except for indebtedness or other obligations that are made specifically nonrecourse to it. The Partnership GP therefore may cause the Partnership to incur indebtedness or other obligations that are nonrecourse to it.

The GP LLC Agreement provides for a board of directors of not less than seven and not more than nine members.

The Partnership’s unitholders, including affiliates of the Partnership GP, are entitled to elect all of the directors of the Partnership GP annually. Directors of the Partnership GP hold office for a one-year term and thereafter until the earlier of their death, resignation, removal or disqualification or until their successors have been elected and qualified.

Board of Directors of the Partnership GP

During the fiscal year ended December 31, 2017, GP Board held 9 meetings. It is the policy of the GP Board to encourage directors to attend each meeting of unitholders. All of the members of the GP Board at the time of the Annual Meeting held in 2017 attended the Annual Meeting held in 2017.

During 2017, the audit committee met 5 times, the Compensation Committee met 4 times, and the nominating, governance and conflicts committee met 3 times.

Director Independence

The GP Board includes four individuals who the GP Board has determined meet the independence and experience standards established by NASDAQ and the Exchange Act: Messrs. Granberry, Lawrence, Sullivan and Vann. The NASDAQ rules do not require the boards of publicly-traded partnerships to be made up of a majority of independent directors.

The GP Board annually reviews all relevant business relationships any director may have with the Partnership and the independence standards established by NASDAQ.

Leadership Structure of the GP Board

As prescribed by the GP LLC Agreement, the Chairman of the GP Board has the power to preside at all meetings of the GP Board. On May 12, 2016, the GP Board appointed Mr. Horne as Chairman of the GP Board. Mr. Horne also currently serves as the Partnership’s Chief Executive Officer. The nominating, governance and conflicts committee believes that Mr. Horne’s history as one of the Partnership’s founders, his industry experience and excellent performance in his previous roles at the Partnership make him the appropriate leader of the GP Board. Also on May 12, 2016, the GP Board named Mr. Vann as the Lead Independent Director of the GP Board. The Lead Independent Director has clearly defined leadership authority and responsibilities, which include presiding at all meetings of the GP Board at which the Chairman of the GP Board is not present, including executive sessions of the independent directors, and serving as liaison between the Chairman of the GP Board and the independent directors. The Partnership GP’s Lead Independent Director is afforded direct and complete access to the Chairman of the GP Board at any time as such director deems necessary or appropriate. The nominating, governance and conflicts committee will reevaluate its view on the GP Board’s leadership structure periodically.

Risk Oversight

While it is the job of management to assess and manage the Partnership’s risk, the GP Board and its audit committee (each where applicable) discuss the guidelines and policies that govern the process by which risk assessment and management is undertaken and evaluate reports from various functions with the management team on risk assessment and management. The GP Board interfaces regularly with management and receives periodic reports that include updates on operational, financial, legal and risk management matters. The audit committee assists the GP Board in oversight of the integrity of the Partnership’s financial statements and its compliance with legal and regulatory requirements, including those related to the health, safety and environmental performance of the Partnership. The audit committee also reviews and assesses the performance of the Partnership’s internal audit function and its independent auditors. The GP Board receives regular reports from the audit committee. The Partnership does not believe that the GP Board’s role in risk oversight has an effect on the GP Board’s leadership structure.

Evaluation of Compensation Risk

The GP Board’s compensation committee has reviewed the Partnership’s employee compensation programs and overall compensation structure and internal controls. There are several design features of the Partnership’s compensation policy that reduce the likelihood of excessive risk-taking:

•

annual cash incentive opportunities are contingent upon several carefully designed objective operational and financial measures (50% at target levels), as well as the compensation committee’s discretion as to whether and in what amount to award additional cash incentive compensation (also 50% at target levels);

•	the Partnership’s compensation policy is designed to provide a balanced mix of cash, equity-linked and equity and short- and long-term incentives;

•	the potential payouts pursuant to the Partnership’s annual cash incentives are subject to reasonable maximum limits; and

•

internal controls are in place to assure that payments and awards are consistent with actions approved by the compensation committee. Taking into consideration the factors above, the compensation committee does not believe that there is a reasonable likelihood that the Partnership’s compensation policy could have a material adverse effect on the Partnership.

Audit Committee

Membership

The audit committee has been established in accordance with Rule 10A-3 promulgated under the Exchange Act. The GP Board has appointed Messrs. Lawrence, Sullivan, and Granberry as members of the audit committee. Mr. Lawrence serves as the chairman of the committee. Each of the members of the audit committee has been determined by the GP Board to be independent under NASDAQ’s standards for audit committee members to serve on its audit committee. In addition, the GP Board has determined that at least one member of the audit committee (Mr. Lawrence) has such accounting or related financial management expertise sufficient to qualify such person as the audit committee financial expert in accordance with Item 407 of Regulation S-K and NASDAQ requirements.

Responsibilities

The audit committee assists the GP Board in overseeing:

•	the Partnership’s accounting and financial reporting processes;

•	the integrity of the Partnership’s financial statements;

•	the Partnership’s compliance with legal and regulatory requirements;

•	the qualifications and independence of the Partnership’s independent auditors; and

•	the performance of the Partnership’s internal audit function and its independent auditors.

The audit committee is also charged with making regular reports to the GP Board and preparing any reports that may be required under NASDAQ listing standards or SEC rules.

Charter

The GP Board has adopted a charter for the audit committee, a copy of which is available on the Partnership’s website at www.legacylp.com. Please note that the preceding Internet address is for information purposes only and is not intended to be a hyperlink. Accordingly, no information found or provided at that Internet address or at the Partnership’s website in general is intended or deemed to be incorporated by reference herein.

Compensation Committee

Membership

The compensation committee consists of three members of the GP Board, Messrs. Vann, Granberry and Sullivan, all of whom have been determined by the GP Board to be independent under NASDAQ listing standards. In addition, each member of the compensation committee qualifies as a “non-employee” director within the meaning of Rule 16b-3 promulgated under the Exchange Act. Mr. Vann is the chairman of the compensation committee.

Responsibilities

The committee’s responsibilities under its charter are to:

•

evaluate and/or develop the compensation policies applicable to the executive officers of the Partnership GP, which are required to include guidance regarding the specific relationship of performance to executive compensation;

•	review and approve, on an annual basis, the corporate goals and objectives with respect to compensation for the executive officers of the general partner;

•	evaluate at least once a year the performance of the executive officers of the general partner in light of established goals and objectives;

•

determine and approve, either as a committee or together with the other independent directors (as directed by the GP Board), the compensation for each of the executive officers of the general partner, including salary, bonus, incentive and equity compensation based on this evaluation;

•

periodically review the compensation paid to non-employee directors (including GP Board and committee chairpersons) in the form of annual retainers and meeting fees, if any, and make recommendations to the GP Board regarding any adjustments;

•	review and make recommendations to the GP Board with respect to the Partnership’s incentive compensation and other unit-based plans;

•	assist the full GP Board with respect to the administration of the Partnership’s incentive compensation and other unit-based plans;

•	maintain regular contact with the Partnership’s management team;

•	prepare and publish an annual executive compensation report in the Partnership’s proxy statement or annual report on Form 10-K; and

•

evaluate its own performance, and review the adequacy of the charter, at least annually, delivering a report setting forth the results of such evaluation and review, and any recommended changes, to the GP Board for its approval.

Charter

The GP Board has adopted a charter for the compensation committee, a copy of which is available on the Partnership’s website at www.legacylp.com. Please note that the preceding Internet address is for information purposes only and is not intended to be a hyperlink. Accordingly, no information found or provided at that Internet address or at the Partnership’s website in general is intended or deemed to be incorporated by reference herein.

Nominating, Governance and Conflicts Committee

Membership

The nominating, governance and conflicts committee consists of Messrs. Granberry, Lawrence, Sullivan and Vann. Mr. Granberry serves as the chairman of the committee. The GP Board has determined that all members of the nominating and governance committee are independent under NASDAQ listing standards.

Responsibilities

The duties of the nominating, governance and conflicts committee are to:

•	identify, recruit and evaluate candidates for membership on the GP Board and its committees;

•	develop a process to be used by the committee in identifying and evaluating candidates for membership on the GP Board and its committees;

•	annually present to the GP Board a list of nominees recommended for election to the GP Board at the annual meeting of unitholders;

•

evaluate any director candidates recommended by unitholders of the Partnership pursuant to the procedures set forth in the Partnership Agreement to be followed by unitholders in making such recommendations;

•	adopt a process for unitholders of the Partnership to send communications to the GP Board;

•	oversee the evaluation of the GP Board and the other committees of the GP Board;

•

evaluate its own performance, and review the adequacy of the charter, at least annually, delivering a report setting forth the results of such evaluation and review, and any recommended changes, to the GP Board for its approval;

•

recommend general matters for consideration by the GP Board, which may include: (i) the structure of GP Board meetings, including recommendations for the improvement of such meetings, and the timeliness and adequacy of the information provided to the GP Board prior to such meetings; (ii) director retirement policies; (iii) director and officer insurance policy requirements; (iv) policies regarding the number of boards on which a director may serve; (v) director orientation and training; and (vi) the roles of the general partner’s executive officers and the outside directorships of such executive officers;

•

consult with the Chief Executive Officer, as appropriate, and the other GP Board members to ensure that its decisions are consistent with the sound relationship between and among the GP Board, its committees, individual directors, and the general partner’s executive officers;

•

oversee the general partner’s policies and procedures regarding compliance with applicable laws and regulations relating to the honest and ethical conduct of the general partner’s directors, officers and employees;

•

have the sole responsibility for granting any waivers under the general partner’s Code of Ethics and Code of Ethics for Chief Executive Officer and Senior Financial Officers (or any successor codes, guidelines or policies) to the general partner’s directors, officers and employees;

•	review and approve certain related party transactions as described in the committee’s charter; and

•

perform any other activities consistent with the charter, the GP LLC Agreement and certificate of formation of the general partner (as each may be amended and/or restated and in effect from time to time), the Partnership Agreement and certificate of limited partnership of the Partnership (as each may be amended and/or restated and in effect from time to time) and applicable law as the committee or the GP Board deems necessary or appropriate.

Further, the nominating, governance and conflicts committee, at the request of the GP Board, will review specific matters that the GP Board believes may involve a conflict of interest. The committee will determine if the resolution of the conflict of interest is fair and reasonable to the unitholders. Any matters approved by the committee will be conclusively deemed to be fair and reasonable to us, approved by all of the Partnership’s partners and not a breach by the Partnership GP of any duties it may owe the Partnership or the unitholders.

Director Nominations

Under the Partnership Agreement, unitholders desiring to suggest a GP Board nominee must give prior written notice to the Partnership’s Secretary regarding the persons to be nominated. The notice must be received at the Partnership’s principal executive offices at the address shown on the cover page within the specified period and must be accompanied by the information and documents specified in the Partnership Agreement. A copy of the Partnership Agreement may be obtained by writing to the Partnership’s Secretary at the address shown on the cover page of this proxy statement.

Recommendations by unitholders for directors to be nominated at the 2019 annual meeting of unitholders must be in writing and include sufficient biographical and other relevant information such that an informed judgment as to the proposed nominee’s qualifications can be made and the name, address and the class and number of units owned by such unitholder. Recommendations must be accompanied by a notarized statement executed by the proposed nominee consenting to be named in the proxy statement, if nominated, and to serve as a director, if elected. Notice and the accompanying information must be received by the Partnership’s Secretary at its principal executive office at the address shown on the cover page of this proxy statement no later than January 15, 2019 and no earlier than December 31, 2018.

The Partnership Agreement does not affect any unitholder’s right to request inclusion of proposals in the Partnership’s proxy statement pursuant to Rule 14a-8 promulgated under the Exchange Act. For more information with respect to Rule 14a-8, see “Unitholder Proposals.”

Nomination Criteria

The nominating, governance and conflicts committee is responsible for assessing the skills and characteristics that candidates for election to the GP Board should possess, as well as the composition of the GP Board as a whole. The assessments include qualifications under applicable independence standards and other standards applicable to the GP Board and its committees as well as consideration of skills and experience in the context of the needs of the GP Board. Each candidate must meet certain minimum qualifications including:

•	the ability to dedicate sufficient time, energy and attention to the performance of her or his duties, taking into consideration the nominee’s service on other public company boards; and

•

skills and expertise complementary to the skills and expertise of the existing members of the GP Board (in this regard, the GP Board will consider its need for individuals with skills and expertise in operational, managerial, financial or governmental affairs or other relevant expertise).

The nominating, governance and conflicts committee may also consider the ability of a prospective candidate to work with the then-existing interpersonal dynamics of the GP Board and the candidate’s ability to contribute to the collaborative culture among the members of the GP Board.

The nominating, governance and conflicts committee will also evaluate each nominee based upon a consideration of diversity, age, skills and experience in the context of the needs of the GP Board. The committee does not have a policy with regard to the consideration of diversity in identifying director nominees. Diversity, including diversity of experience, professional expertise, gender, race and age, is one factor considered in evaluating a nominee.

Based on this initial evaluation, the nominating, governance and conflicts committee will determine whether to interview the candidate and, if warranted, will recommend that one or more of its members, other members of the GP Board or senior management, as appropriate, interview the candidate in person or by telephone. After completing this evaluation and interview process, the committee ultimately determines its list of nominees and submits it to the full GP Board for consideration and approval.

Charter

The GP Board has adopted a charter for the nominating, governance and conflicts committee, a copy of which is available on the Partnership’s website at www.legacylp.com. Please note that the preceding Internet address is for information purposes only and is not intended to be a hyperlink. Accordingly, no information found or provided at that Internet address or at the Partnership’s website in general is intended or deemed to be incorporated by reference herein.

Code of Ethics

The GP Board has adopted a Code of Ethics and Business Conduct applicable to officers and directors of the Partnership GP and the Partnership’s employees, including the principal executive officer, principal financial officer, principal accounting officer and controller, or those persons performing similar functions, of the Partnership GP. The Code of Ethics and Business Conduct is available on the Partnership’s website at www.legacylp.com and in print to any unitholder who requests it. Amendments to or waivers from the Code of Ethics and Business Conduct will also be available on the Partnership’s website and reported as may be required under SEC rules; however, any technical, administrative or other non-substantive amendments to the Code of Ethics and Business Conduct may not be posted. Please note that the preceding Internet address is for information purposes only and is not intended to be a hyperlink. Accordingly, no information found or provided at that Internet address or at the Partnership’s website in general is intended or deemed to be incorporated by reference herein.

Executive Compensation and Other Information

2017 Summary Compensation Table

The following table sets forth the aggregate compensation awarded to, earned by or paid to our named executive officers for the fiscal year ended December 31, 2017, 2016, and 2015.

Name and Principal Position	Year	Salary ($)(a)	Bonus ($)(b)	Unit Awards ($)(c)	Option Awards ($)	All Other Compensation ($)		Total ($)
Paul T. Horne	2017	$612,500	$1,436,581	$2,125,125		$87,807	(d)	$4,262,013
Chairman of the Board and Chief Executive Officer(g)	2016	$550,000	$1,131,250	$1,834,085	$—	$38,217	(d)	$3,553,552
	2015	$521,667	$425,981	$1,088,764	$—	$45,249	(d)	$2,081,660
James Daniel Westcott	2017	$438,333	$951,732	$1,129,437		$84,207	(e)	$2,603,709
President and Chief Financial Officer(g)	2016	$380,000	$727,500	$874,060		$31,368	(e)	$2,012,928
	2015	$375,000	$240,802	$1,002,817	$—	$124,860	(e)	$1,743,479
Kyle M. Hammond	2017	$417,500	$863,182	$903,550	$—	$21,600	(f)	$2,205,832
Executive Vice President and Chief Operating Officer	2016	$380,000	$680,000	$639,247	$—	$21,200	(f)	$1,720,447
	2015	$316,667	$206,446	$1,186,900	$—	$128,200	(f)	$1,838,213
Kyle A. McGraw	2017	$376,667	$538,139	$748,995	$—	$83,393	(h)	$1,747,194
Director, Executive Vice President and Chief Development Officer	2016	$360,000	$474,000	$628,587	$—	$38,217	(h)	$1,500,804
	2015	$360,000	$181,181	$902,533	$—	$42,790	(h)	$1,486,504

Dan G. LeRoy	2017	$293,333	$378,393	$247,287	$—	$40,516	(i)	$959,529
Vice President, General Counsel and Secretary	2016	$260,000	$250,500	$182,058	$—	$26,788	(i)	$719,346
	2015	$260,000	$102,040	$279,360	$—	$34,182	(i)	$675,582

(a)

For Messrs. Horne, Westcott, Hammond, McGraw and LeRoy, annual salary increases (where applicable) for 2017, 2016 and 2015 became effective on March 1, 2017, March 1, 2016 and March 1, 2015, respectively.

(b)

Includes quarterly cash retention bonuses paid with respect to continuous employment with the Partnership through each fiscal quarter in the fiscal year ended December 31, 2017 in the amounts per quarter of: $125,000 to Mr. Horne, $100,000 to Mr. Westcott, $100,000 to Mr. Hammond, $50,000 to Mr. McGraw and $25,000 to Mr. LeRoy. The total amount of the quarterly cash retention bonuses paid in 2016 will be subtracted from the cash settlement of phantom units to be paid to such executive officers in 2020, if any, in connection with vesting of phantom units awarded in 2016.

(c)

Phantom units were granted to officers on March 1, 2017, June 13, 2016 and February 24, 2015. The amount shown reflects the grant date fair value of these awards based upon the Financial Accounting Standards board’s authoritative guidance relating to stock compensation. Refer to Note 13 “Unit Based Compensation” in the Notes to the Consolidated Financial Statements included in this proxy statement/prospectus for a discussion of the assumptions used in calculating these amounts. Assuming all performance and service conditions are met at the maximum possible level, the grant date fair value of the unit awards granted in 2017 pursuant to the Compensation Policy for each NEO is as follows: Mr. Horne: $2,480,452; Mr. Westcott: $1,318,282; Mr. Hammond: $1,054,627; Mr. McGraw: $874,229; and Mr. LeRoy: $288,635.

(d)

Reflects for 2017: $21,600 of 401(k) employer matching contributions and $66,207 of unit distributions received by Mr. Horne on his phantom units. Reflects for 2016: $21,200 of 401(k) employer matching contributions and $17,017 of unit distributions received by Mr. Horne on his phantom units. Reflects for 2015: $21,200 of 401(k) employer matching contributions and $24,049 of unit distributions received by Mr. Horne on his phantom units.

(e)

Reflects for 2017: $18,000 of 401(k) employer matching contributions and $66,207 of unit distributions received by Mr. Westcott on his phantom units. Reflects for 2016: $18,000 of 401(k) employer matching contributions and $13,368 of unit distributions received by Mr. Westcott on his phantom units. Reflects for 2015: $17,995 of 401(k) employer matching contributions, $10,095 of unit distributions received by

Mr. Westcott on his phantom units and $96,770 of unit distributions received by Mr. Westcott on his unvested restricted units.
(f)

Reflects for 2017: $21,600 of 401(k) employer matching contributions received by Mr. Hammond. Reflects for 2016: $21,200 of 401(k) employer matching contributions. Reflects for 2015: $17,700 of 401(k) employer matching contributions and $110,500 of unit distributions received by Mr. Hammond on his unvested restricted units.

(g)

Effective March 1, 2018, Mr. Horne resigned as President of our general partner and Mr. Westcott was promoted to President of our general partner. Messrs. Horne and Westcott retained their positions as Chairman of the Board and Chief Executive Officer and Chief Financial Officer, respectively.

(h)

Reflects for 2017: $21,600 of 401(k) employer matching contributions and $61,793 of unit distributions received by Mr. McGraw on his phantom units. Reflects for 2016: $21,200 of 401(k) employer matching contributions and $17,017 of unit distributions received by Mr. McGraw on his phantom units. Reflects for 2015: $21,200 of 401(k) employer matching contributions and $21,590 of unit distributions received by Mr. McGraw on his phantom units.

(i)

Reflects for 2017: $21,600 of 401(k) employer matching contributions and $18,916 of unit distributions received by Mr. LeRoy on his phantom units. Reflects for 2016: $21,200 of 401(k) employer matching contributions, $5,588 of unit distributions received by Mr. LeRoy on his phantom units. Reflects for 2015: $21,200 of 401(k) employer matching contributions, $4,222 of unit distributions received by Mr. LeRoy on his phantom units and $8,760 of unit distributions received by Mr. LeRoy on his unvested restricted units.

Grants of Plan-Based Awards for Fiscal Year 2017

The following table sets forth the payments that may be made under the Compensation Policy in our LTIP.

			Estimated Future Payouts Under Objective Component of Equity Incentive Plan Awards (in Units)(c)(d)			All Other Unit Awards: Number of Units(d)	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards ($/Unit)	Grant Date Fair Value of Unit and Option Awards(e)
Name	Grant Date(a)	Approval Date(b)	Threshold	Target	Maximum
Paul T. Horne	03/01/2017	03/01/2017	—	314,978	629,956	—	$—	$—	$1,062,074
	03/01/2017	03/01/2017	100%	—	—	157,489	$—	$—	$354,350
	03/01/2017	03/01/2017	100%	—	—	314,978	$—	$—	$708,701
James Daniel Westcott	03/01/2017	03/01/2017	—	167,401	334,802	—	$—	$—	$564,459
	03/01/2017	03/01/2017	100%	—	—	83,700	$—	$—	$188,325
	03/01/2017	03/01/2017	100%	—	—	167,401	$—	$—	$376,652
Kyle M. Hammond	03/01/2017	03/01/2017	—	133,921	267,842	—	$—	$—	$451,568
	03/01/2017	03/01/2017	100%	—	—	66,960	$—	$—	$150,660
	03/01/2017	03/01/2017	100%	—	—	133,921	$—	$—	$301,322
Kyle A. McGraw	03/01/2017	03/01/2017	—	111,013	222,026	—	$—	$—	$374,325
	03/01/2017	03/01/2017	100%	—	—	55,507	$—	$—	$124,891
	03/01/2017	03/01/2017	100%	—	—	111,013	$—	$—	$249,779
Dan G. LeRoy	03/01/2017	03/01/2017	—	36,652	73,304	—	$—	$—	$123,587
	03/01/2017	03/01/2017	100%	—	—	18,326	$—	$—	$41,234
	03/01/2017	03/01/2017	100%	—	—	36,652	$—	$—	$82,467

(a)	Reflects grants made in fiscal year 2017 based, in part, on fiscal 2016 performance.
(b)	Reflects the date on which the compensation committee or Board of Directors was deemed to take action in making a grant of phantom, restricted or other units.
(c)

Phantom units for Messrs. Horne, Westcott, Hammond, McGraw and LeRoy vest on the third anniversary of their respective grant dates or other such date as determined by the compensation committee, and are payable in cash. The number of phantom units that vest is subject to the achievement of certain objective, performance-based criteria during the three fiscal years prior to the vesting date. If none or only a portion of phantom units vest as a result of specified performance levels not being met, such number of phantom units that fail to vest will be forfeited.

(d)

Phantom units for Messrs. Horne, Westcott, Hammond, McGraw and LeRoy vest on the third anniversary of their respective grant dates or other such date as determined by the compensation committee, and a portion are payable in cash and a portion are payable in units. For each executive officer, the amount payable in cash is as follows: Mr. Horne 314,978, Mr. Westcott 167,401, Mr. Hammond 133,921, Mr. McGraw 111,013, and Mr. LeRoy 36,652. For each executive officer, the amount payable in units is as follows: Mr. Horne 157,489, Mr. Westcott 83,700, Mr. Hammond 66,960, Mr. McGraw 55,507, and Mr. LeRoy 18,326. For 2017, the numbers granted reflect the subjective portion of the equity incentive plan under the Compensation Policy.

(e)

The amount shown reflects the grant date fair value of these awards based upon the Financial Accounting Standards board’s authoritative guidance relating to stock compensation. Refer to Note 13 “Unit Based Compensation” in the Notes to the Consolidated Financial Statements included in this proxy statement/prospectus for a discussion of the assumptions used in calculating these amounts.

Outstanding Equity Awards at 2017 Fiscal Year-End

The following table reflects all of the outstanding equity awards held by our named executive officers as of December 31, 2017.

	Equity Incentive Plan Awards
Name	Number of Units That Have Not Vested (#)(a)(b)	Market value of Units That Have Not Vested ($)(f)	Number of Unearned Units That Have Not Vested (#)(c)(d)	Market Value of Unearned Units That Have Not Vested ($)(e)(f)
Paul T. Horne	1,199,765	$1,931,622	1,564,746	$2,144,241
James Daniel Westcott	661,461	$1,064,952	849,764	$1,068,120
Kyle M. Hammond	594,111	$956,519	645,482	$739,226
Kyle A. McGraw	451,993	$727,709	573,690	$773,641
Dan G. LeRoy	148,184	$238,576	188,612	$228,665

(a)

Includes 183,851 phantom units that were granted to Messrs. Horne, Westcott, McGraw and LeRoy on February 24, 2015, which vest on the third anniversary of the grant date or other such date as determined by the compensation committee. Includes 1,615,716 phantom units and 1,145,947 phantom units that were granted to Messrs. Horne, Westcott, Hammond, McGraw and LeRoy on June 22, 2016 and March 1, 2017, respectively, which vest on the third anniversary of the grant date or other such date as determined by the compensation committee.

(b)	Includes 110,000 restricted units granted to Mr. Hammond on June 15, 2015 in connection with his hiring.
(c)

Includes 140,076 phantom units, 2,154,288 phantom units and 1,527,930 phantom units granted on February 24, 2015, June 22, 2016 and March 1, 2017, respectively, which represents the maximum number of phantom units available to vest on the third anniversary of the grant date or such other date as determined by the compensation committee.

(d)	Includes units that may be attributable to credit against quarterly cash retention bonus as described in (d) below.
(e)

Excludes amounts equal to the quarterly cash retention bonuses paid with respect to continuous employment with the Partnership through the fiscal quarters ended June 30, 2016, September 30, 2016 and December 31, 2016 in the amounts per quarter of: $125,000 to Mr. Horne, $100,000 to Mr. Westcott, $100,000 to Mr. Hammond, $50,000 to Mr. McGraw and $25,000 to Mr. LeRoy. Pursuant to the terms of the applicable grant agreements, the total amount of the quarterly cash retention bonuses paid in 2016 will be subtracted from the cash settlement of phantom units to be paid to such executive officers in 2019, if any, in connection with the vesting of phantom units awarded to such executive officers in 2016.

(f)	Reflects the value of phantom and restricted units based on the closing price of our units on NASDAQ on December 29, 2017 of $1.61.

Option Exercises and Units Vested in 2017

None of our executive officers exercised options during 2017. On February 18, 2017, pursuant to certain objective criteria, the phantom units vested which were granted to Messrs. Westcott, McGraw, LeRoy and Horne on March 3, 2014. The following table reflects all of the phantom units and restricted units held by our named executive officers which vested during 2017.

	Unit Awards
Name	Number of Units Acquired On Vesting (#)	Value Realized On Vesting ($)(a)
Paul T. Horne	20,216	$44,475
James Daniel Westcott	20,216	$44,475
Kyle M. Hammond	0	$0
Kyle A. McGraw	18,868	$41,510
Dan G. LeRoy	5,776	$12,707

(a)

Represents the value of the units acquired by Messrs. Horne, Westcott, McGraw and LeRoy upon vesting of the March 3, 2014 phantom unit grants for Messrs. Horne, Westcott, McGraw and LeRoy. The values of these units were calculated using units vested times the closing market price of our units on the date of vesting or, if our units were not traded on the date of vesting, the closing market price of our units on the last trading date prior to vesting.

Employment Agreements

Through the Partnership’s wholly owned subsidiary Legacy Reserves Services, Inc., the Partnership has employment agreements with Messrs. Horne, Hammond, McGraw, Westcott, and LeRoy. These agreements establish that the executive officers are employed by Legacy Reserves Services, Inc. The agreements with Messrs. Horne and McGraw became effective upon the completion of the Partnership’s private placement on March 15, 2006, and Mr. LeRoy’s employment agreement became effective May 1, 2012. Mr. Westcott’s employment agreement became effective September 24, 2012. Mr. Hammond’s employment agreement became effective March 1, 2015.

The employment agreements provide that each executive officer is entitled to participate in equity and non-equity incentive programs that the Partnership may establish from time to time and incentive compensation will be paid at the discretion of the GP Board.

Notwithstanding the foregoing, all of the NEO employment agreements shall be superseded and replaced with new employment agreements on or following the consummation of the Corporate Reorganization. For more information, see “—New Employment Agreements.”

Intellectual Property and Non-Compete Clauses

The employment agreements with each of the Partnership’s named executive officers require that the executive officer must promptly disclose and assign any individual rights that he may have in any intellectual property and business opportunities to us. For purposes of the employment agreements, intellectual property includes inventions, discoveries, processes, designs, methods, substances, articles, computer programs, or improvements and business opportunities include business ideas, prospects, proposals or other opportunities pertaining to the lease, acquisition, exploration, production, gathering or marketing of hydrocarbons and related products and the exploration potential of geographical areas on which hydrocarbon exploration prospects are located. Under the non-compete provisions of these agreements, the executive officers are prohibited from engaging or participating, with any person or entity, in any activity pertaining to the leasing, acquiring, exploring, producing, gathering or marketing of hydrocarbons during the term of the executive officer’s employment and the executive officer may not invest in any other such business unless prior approval is granted in writing by the GP Board. The non-compete provisions limit the executives’ right to engage in these activities for a period of 90 days after termination of employment in counties where the Partnership does business, 90 days in adjacent counties, and limit investment to $500,000 in publicly traded companies engaged in similar businesses for a period of one year after termination unless such competitive activity is approved in writing by a majority of the independent directors of the GP Board. The employment agreements also prohibit the executive officer from soliciting any of the Partnership’s employees or customers for two years following termination.

The employment agreements prohibit the executive officers from engaging in or participating in any publicly traded partnership or limited liability company or privately held company contemplating an initial public offering as a limited partnership or a limited liability company that is in direct competition with the Partnership for one year following the termination of employment.

The non-compete provisions contained in the employment agreements will not apply to investments by the executive officers made prior to the effective date of their respective employment agreements, provided that the investments were identified in the employment agreement. In addition, the non-compete provisions will not apply if the Partnership terminates the executive officer’s employment within one year following a change of control.

Severance and Change in Control Payments

Pursuant to the terms of the employment agreements as of December 31, 2017, the Partnership may have been obligated to make severance payments to the Partnership’s named executive officers following the termination of their employment. These benefits are described below under “—Benefits Payable Upon Termination or Change in Control.”

Effective March 1, 2015, the Partnership amended its employment agreements with Messrs. Horne and McGraw to terminate the Partnership’s obligation to make gross-up payments associated with any excise tax that could have been imposed by Section 4999 of the Code. Upon the completion of such amendments, the Partnership are no longer obligated to make any such payments to any NEO in the event that a NEO is subject to the excise tax imposed by Section 4999 of the Code. The employment agreements with the Partnership’s other officers did not include the gross-up provisions eliminated from Mr. Horne’s and Mr. McGraw’s employment agreements.

Benefits Payable Upon Termination or Change in Control

The following table presents, for each NEO, the potential post-employment payments and payments upon a change in control as of December 31, 2017. Set forth below the table is a description of certain post-employment arrangements with the Partnership’s named executive officers, including the severance benefits and change in control benefits to which they are entitled under their employment agreements.

Named Executive Officer	Benefit	Before Change in Control w/o Cause or for Good Reason	After Change in Control w/o Cause or for Good Reason
Paul T. Horne	Severance(a)	$1,250,000	$1,875,000
	Bonus(b)	$2,567,831	$3,851,747
	Benefits(c)	$44,160	$66,240
	Phantom Units(d)(e)	$4,075,863	$4,075,863
James Daniel Westcott	Severance(a)	$900,000	$1,350,000
	Bonus(b)	$1,679,232	$2,518,848
	Benefits(c)	$44,160	$66,240
	Phantom Units(e)(f)	$2,133,072	$2,133,072
Kyle M. Hammond	Severance(a)	$850,000	$1,275,000

Named Executive Officer	Benefit	Before Change in Control w/o Cause or for Good Reason	After Change in Control w/o Cause or for Good Reason
	Bonus(b)	$1,543,182	$2,314,773
	Benefits(c)	$44,160	$66,240
	Phantom and Restricted Units(e)(g)	$1,695,745	$1,695,745
Kyle A. McGraw	Severance(a)	$760,000	$1,140,000
	Bonus(b)	$1,012,139	$1,518,209
	Benefits(c)	$44,160	$66,240
	Phantom Units(d)(e)	$1,501,350	$1,501,350
Dan G. LeRoy	Severance(a)	$600,000	$900,000
	Bonus(b)	$628,893	$943,340
	Benefits(c)	$44,160	$66,240
	Phantom Units(e)(h)	$467,242	$467,242

(a)

If terminated without cause, or executive terminates with good reason, executive is entitled to an amount equal to two years’ annual salary payable in 24 monthly payments, or three years’ annual salary if termination occurs within one year of a change of control.

(b)	Executives are entitled to an average of the bonuses paid over past two years plus the pro-rata bonus earned in the year of termination but unpaid at the time of termination.
(c)	Executives are entitled to COBRA benefits for the shorter of the severance period or the time at which executive receives substantially similar benefits from a subsequent employer.
(d)	Reflects the market value on December 31, 2017 of the unvested phantom units granted on February 24, 2015, June 22, 2016 and March 1, 2017.
(e)

Excludes amounts equal to the quarterly cash retention bonuses paid with respect to continuous employment with the Partnership through the fiscal quarters ended June 30, 2016, September 30, 2016 and December 31, 2016 in the amounts per quarter of: $125,000 to Mr. Horne, $100,000 to Mr. Westcott, $100,000 to Mr. Hammond, $50,000 to Mr. McGraw and $25,000 to Mr. LeRoy. Pursuant to the terms of the applicable grant agreements, the total amount of the quarterly cash retention bonuses paid in 2016 will be subtracted from the cash settlement of phantom units to be paid to such executive officers in 2019, if any, in connection with the vesting of phantom units awarded to such executive officers in 2016.

(f)	Reflects the market value on December 31, 2017 of the unvested phantom units granted on February 24, 2015, June 22, 2016 and March 1, 2017.
(g)	Reflects the market value on December 31, 2017 of the unvested phantom units granted on June 22, 2016 and March 1, 2017 and of the unvested restricted units granted to Mr. Hammond on June 15, 2015.
(h)	Reflects the market value on December 31, 2017 of the unvested phantom units granted on February 24, 2015, June 22, 2016 and March 1, 2017.

Severance Benefits

Under the employment agreements, the Partnership may be obligated to make severance payments following the termination of each NEO’s employment if the Partnership terminates him without cause or he terminates his employment for good reason, subject to certain cure periods. “Cause” is defined under each employment agreement as:

•

the executive officer’s conviction of or plea of nolo contendere to any felony or crime or offense causing substantial harm to the Partnership, general partner, or its direct or indirect subsidiaries, or involving acts of theft, fraud, embezzlement, moral turpitude or similar conducts;

•	the executive officer’s repeated intoxication by alcohol or drugs during the performance of his duties;

•

the executive officer’s malfeasance in the conduct of the executive’s duties including, but not limited to, willful and intentional misuse or diversion of any funds, embezzlement or fraudulent or willful material misrepresentations or concealments on any written reports;

•

the executive officer’s material failure to perform the duties of his employment consistent with his position, expressly including the provisions of the employment agreements or material failure to follow or comply with the reasonable and lawful written directives of the GP Board;

•	a material breach of the employment agreement; or

•	a material breach by the executive officer of written policies of the Partnership, the general partner, or any of the Partnership’s direct or indirect subsidiaries.

Each NEO will have a 15-day cure period prior to termination for cause under these agreements.

“Good reason” is defined under each employment agreement as:

•	a reduction in the executive officer’s base salary;

•	the relocation of the executive officer’s primary place of employment to a location more than 20 miles from Midland, Texas; or

•	any material reduction in the executive officer’s title, authority or responsibilities.

If the employment of any NEO is terminated by the Partnership for cause or by the executive officer without good reason, the Partnership is not obligated to make any severance payments to the executive officer. The amount that an executive officer is entitled to receive upon a termination of his employment by the Partnership without cause or by the executive officer with good reason is based on the executive officer’s salary and his incentive compensation. Under the severance provisions of each executive officer’s employment agreement, they are each entitled to severance pay in the amount of two years’ of annual base salary payable monthly at the highest rate in effect at any time during the 36-month period prior to termination, a lump sum payment equal to the average annual bonus of the two years preceding the termination and an amount equal to the executive’s pro-rata bonus for the fiscal year in which the termination occurs, such pro-rata bonus amount to be paid in a lump sum within 30 days following the date of termination. In addition, the executive officers are entitled to the full costs of the executive’s COBRA continuation coverage for the shorter of the severance period or the time when the executive receives substantially similar benefits from a subsequent employer. In addition, Mr. McGraw would have the right to exercise one demand registration right.

Change in Control Benefits

Pursuant to the employment agreements, the Partnership may be required to make payments to its named executive officers upon a change in control, which occurs upon any of the following (provided that, with respect to Messrs. Westcott, LeRoy and Hammond, any such change in control qualifies as a change in ownership, change in effective control or change in ownership of a substantial portion of assets of the Partnership within the meaning of Section 409A of the Internal Revenue Code):

•

the acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act) (“Person”) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 35% or more of either (i) the then-outstanding equity interests of the Partnership (the “Outstanding New Legacy Equity”) or (ii) the combined voting power of the then-outstanding voting securities of the Partnership entitled to vote generally in the election of directors (the “Outstanding New Legacy Voting Securities”), provided that the following will not constitute a change of control: (A) any acquisition directly from the Partnership; (B) with respect to Messrs. McGraw and Horne only, any acquisition by the Partnership; (C) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Partnership or any affiliated company; (D) any acquisition by any corporation or other entity pursuant to a transaction that complies with clauses (i), (ii) and (iii) in the third bullet point below; or (E) any acquisition of units from the Partnership arising out of or in connection with an initial public offering or private placement of the Partnership’s securities;

•

any time at which individuals who, as of the date of the agreement, constitute the GP Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the GP Board, provided, however, that any individual becoming a director subsequent to the date of the agreement whose election, or nomination for election by the unitholders of the Partnership, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board will be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the GP Board;

•

consummation of a reorganization, merger, statutory share exchange or consolidation or similar corporate transaction involving the Partnership or any of its subsidiaries, or, solely with respect to Messrs. McGraw and Horne, a sale or other disposition of all or substantially all of the assets of the Partnership or the acquisition of assets or equity interests of another entity by the Partnership or any of its Subsidiaries, or, solely with respect to Messrs. Westcott, LeRoy and Hammond, a sale or other disposition of all or substantially all of the assets of the Partnership or any of its subsidiaries, in each case unless, following such transaction, (i) all or substantially all of the individuals and entities that were the beneficial owners of the Outstanding New Legacy Equity and the Outstanding New Legacy Voting Securities immediately prior to such transaction beneficially own, directly or indirectly, more than 50% of the then-outstanding equity interests and the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the corporation, resulting from such transaction (including, without limitation, a corporation or other entity that, as a result of such transaction, owns the Partnership or all or substantially all of the Partnership’s assets either directly or through one or more subsidiaries) in substantially the same proportions as their ownership immediately prior to such transaction of the Outstanding New Legacy Equity and the Outstanding New Legacy Voting Securities, as the case may be, (ii) no Person (excluding any corporation resulting from such transaction or any employee benefit plan (or related trust) of the Partnership or such corporation or other entity resulting from such transaction) beneficially owns, directly or indirectly, 35% or more of, respectively, the then-outstanding equity interests of the corporation or other entity resulting from such transaction or the combined voting power of the then-outstanding voting securities of such corporation or other entity, except to the extent that such ownership existed prior to such transaction, and (iii) at least a majority of the members of the board of directors of the corporation or equivalent body of any other entity resulting from such transaction were members of the Incumbent Board at the time of the execution of the initial agreement or of the action of the GP Board providing for such transaction; or

•	solely with respect to Messrs. McGraw and Horne, consummation of a complete liquidation or dissolution of the Partnership.

If a termination without cause or by the executive officer with good reason occurs within one year following a change in control, the executive officer will be entitled to a lump-sum payment in an amount equal to 36 months of his annual base salary (where each monthly amount equals one-twelfth of such executive’s annual base salary), determined at the highest rate in effect at any time during the 36-month period prior to the termination. Such lump-sum payment shall be payable, with respect to Messrs. McGraw and Horne, within 30 days of the date of termination, and with respect to Messrs. Westcott, LeRoy and Hammond, within 60 days following the date of termination, provided that if the 60-day period begins and ends in two distinct taxable years, any such payment shall not be made until the second taxable year. In addition, the executive will be entitled to receive an amount equal to the average annual bonus of the two years preceding the termination, an amount equal to the executive’s accrued but unpaid base salary and other amounts reimbursable by the employer to the executive pursuant to the agreement (any such accrued but unpaid base salary or other reimbursable amount to be paid in a lump sum within 30 days following the date of termination), an amount equal to any accrued but unpaid bonus and a cash amount equal to the executive’s pro-rata bonus for the fiscal year in which the date of termination occurs, in each case, payable at such time as bonuses of other executive officers are paid such bonuses, and the full costs of the executive’s COBRA continuation coverage for the shorter of the severance period or the time when the executive receives substantially similar benefits from a subsequent employer.

New Employment Agreements

The Partnership and New Legacy believe that in connection with the Corporate Reorganization it is advisable for Legacy Reserves Inc. to enter into new employment agreements with Messrs. Foster, Horne, Hammond, McGraw, Westcott, and LeRoy and accordingly, the GP Board has authorized new employment agreements to be entered into following the consummation of the Corporate Reorganization (the “New Employment Agreements”). The New Employment Agreements are substantially the same as the predecessor employment agreements, other than (A) the severance bonus and change in control severance bonus amount is now equal to the greater of the applicable NEO’s target annual bonus or the average annual bonus of the two years preceding the termination, (B) the executive officers are entitled to an enhanced change in control severance upon a termination without cause by the Legacy Reserves Inc. or by the executive officer with good reason, in each case, within twenty-four months of a change in control (as opposed to the 12-month period provided in the predecessor employment agreements), and (C) the non-compete provisions contained in the New Employment Agreements do not apply if the executive officer’s employment is terminated within twenty-four months following a change of control. In addition, the New Employment Agreements expand the definition of “cause” to include (A) a material breach of the restrictive covenants contained in the new employment agreement, and (B) a material breach by the executive officer of written policies of Legacy Reserves Inc. concerning employee discrimination or harassment. The executive officer’s repeated intoxication by alcohol or drugs during the performance of his duties is no longer a “cause” event under the New Employment Agreements. Additionally, for Mr. Westcott’s New Employment Agreement only, the “good reason” definition has been expanded such that if any person other than Mr. Horne or Mr. Westcott is appointed or serves as Chief Executive Officer of Legacy Reserves Inc., Mr. Westcott may terminate employment for good reason under his New Employment Agreement. Finally, the New Employment Agreements expand the definition of “change of control” to include a complete liquidation or dissolution of Legacy Reserves Inc. or the consummation of a sale or disposition by Legacy Reserves Inc. of all or substantially all of Legacy Reserves Inc.’s assets (other than the sale or disposition of all or substantially all of the assets of Legacy Reserves Inc. to a person or persons who beneficially own, directly or indirectly, 50% or more of the combined voting power of the outstanding voting securities of Legacy Reserves Inc. at the time of the sale).

Director Compensation for 2017

Officers or employees of the Partnership GP and its affiliates who also serve as directors on the GP Board did not receive additional compensation for their GP Board service in 2017. In accordance with this policy, Paul T. Horne and Kyle A. McGraw did not receive any compensation for their service as directors in 2017. Each non-employee director, other than the director nominated pursuant to the Director Nomination Agreement, was entitled to receive an annual retainer of $40,000 and $1,000 for each GP Board and committee meeting lasting less than one hour and $1,500 for each GP Board and committee meeting lasting one hour or more for each meeting in excess of the four quarterly GP Board meetings scheduled each year.

Each non-employee director, other than the director nominated pursuant to the Director Nomination Agreement, receives an annual grant of units valued at $100,000, generally corresponding to the service period between each annual election of the GP Board members. In accordance with this policy, Messrs. C. Brown, D. Brown, Granberry, Lawrence, Sullivan, and Vann each received grants of 47,847 units on May 18, 2017.

In 2017, in addition to the annual retainer and units paid to non-employee GP Board members, other than the director nominated pursuant to the Director Nomination Agreement, the chairmen of the Partnership’s audit, conflicts, compensation, and nominating and governance committees each received an annual retainer for their additional service. For 2017, Mr. Lawrence received $25,000 as chairman of the audit committee, Mr. Granberry received $10,000 as chairman of the nominating, governance and conflicts committee and Mr. Vann received

$15,000 as chairman of the compensation committee. Mr. Vann also received $20,000 for his service as Lead Independent Director and $10,000 for his service as chairman of a special conflicts committee formed in May 2017.

The Partnership GP’s directors, other than the director nominated pursuant to the Director Nomination Agreement, are eligible to receive awards under the LTIP but do not participate in any non-equity incentive plan, pension plan or deferred compensation plan. Each non-employee director is reimbursed for out-of-pocket expenses in connection with attending meetings of the GP Board or committees. Each director will be indemnified by the Partnership for actions associated with being a director to the fullest extent permitted under Delaware law.

The following table sets forth the aggregate compensation awarded to, earned by or paid to the Partnership GP’s non-employee directors during 2017.

Director Compensation for the 2017 Fiscal Year

	Year	Fees Earned ($)(a)	Unit Awards ($)(b)	Option Awards ($)	Non- Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation ($)	Total ($)
Cary D. Brown	2017	$46,000	$100,000	—	—	—	—	$146,000
Dale A. Brown	2017	$46,000	$100,000	—	—	—	—	$146,000
William R. Granberry	2017	$77,500	$100,000	—	—	—	—	$177,500
G. Larry Lawrence	2017	$86,500	$100,000	—	—	—	—	$186,500
William D. Sullivan	2017	$66,000	$100,000	—	—	—	—	$166,000
Kyle D. Vann	2017	$106,500	$100,000	—	—	—	—	$206,500
D. Dwight Scott(c)	2017	—	—	—	—	—	—	—

(a)

Includes $25,000 that Mr. Lawrence received for his service as chairman of the audit committee, $10,000 that Mr. Granberry received for his service as chairman of the nominating, governance and conflicts committee, and $15,000, $20,000 and $10,000 that Mr. Vann received for his service as chairman of the compensation committee, as Lead Independent Director and as chairman of a special conflicts committee formed in May 2017, respectively.

(b)

On May 18, 2017, each non-employee director was awarded a unit grant valued at $100,000, or 47,847 units. The amount shown reflects the grant date fair value of these awards based upon the Financial Accounting Standards Board’s authoritative guidance relating to stock compensation. Refer to Note 13 “Unit Based Compensation” in the Notes to the Consolidated Financial Statements included in this proxy statement/prospectus for a discussion of the assumptions used in calculating these amounts.

(c)

Mr. Scott is nominated pursuant to the terms of the Director Nomination Agreement and, pursuant to the terms of such agreement, does not receive compensation in connection with his service on the GP Board.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF NEW LEGACY

Overview of New Legacy

Legacy Reserves Inc. is a Delaware corporation incorporated on March 22, 2018 for the purpose of effecting the Corporate Reorganization. New Legacy has not conducted any business operations other than incidental to its formation and in connection with the transactions contemplated by the Corporate Reorganization. At the completion of the Corporate Reorganization, New Legacy will be an integrated independent energy company focused on the development of oil and natural gas properties primarily located in the Permian Basin, East Texas, Rocky Mountain and Mid-Continent regions of the United States.

As New Legacy’s only assets will be its ownership interest in the Partnership and the Partnership GP, on a pro forma basis for the Corporate Reorganization, the historical financial statements and results of operation are those of our predecessor, the Partnership, and the section “Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Partnership” included in this proxy statement/prospectus is incorporated herein by reference.

BUSINESS OF NEW LEGACY

At the completion of the Corporate Reorganization, New Legacy’s only assets will be its ownership interest in the Partnership and the Partnership GP. On a pro forma basis for the Corporate Reorganization, the business of New Legacy will be the business of the Partnership and the section “Business of the Partnership” included in this proxy statement/prospectus is incorporated herein by reference.

MANAGEMENT OF NEW LEGACY

The following table shows information regarding the current management of the Partnership who are expected to become executive officers and directors of New Legacy upon consummation of the Corporate Reorganization. If the Board Classification Proposal is approved by the unitholders, the New Legacy Board will be divided into three classes, each serving a staggered, three-year term (other than with respect to the initial terms of the Class I and Class II directors, which will be one and two years, respectively). Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms at the annual meeting of stockholders in the year in which their term expires.

If the Board Classification Proposal is not approved by the unitholders, the New Legacy Board will consist of a single class of six directors, each of whom will serve until his or her successor has been duly elected and qualified.

Each of the directors, other than Paul T. Horne and D. Dwight Scott, is expected to be an independent director, as defined in the applicable rules and regulations of NASDAQ, including Rule 5605(a)(2) of the NASDAQ Listing Standards.

Name	Age	Class	Position with New Legacy
Paul T. Horne	56	I	Chairman of the Board of Directors and Chief Executive Officer
James Daniel Westcott	37	N/A	President and Chief Financial Officer
Kyle M. Hammond	57	N/A	Executive Vice President and Chief Operating Officer
Kyle A. McGraw	58	N/A	Executive Vice President and Chief Development Officer
Dan G. LeRoy	56	N/A	Vice President, General Counsel and Secretary
Micah C. Foster	38	N/A	Chief Accounting Officer and Controller
Kyle D. Vann	70	III	Director
Cary D. Brown	51	I	Director
William R. Granberry	75	II	Director
G. Larry Lawrence	66	III	Director
D. Dwight Scott	54	II	Director

Officers of New Legacy will serve at the discretion of the New Legacy Board. None of our executive officers and directors are related.

Paul T. Horne was appointed to the GP Board in December 2014 and was appointed as the Chairman of the GP Board on May 12, 2016. Mr. Horne has also served as Chief Executive Officer of the Partnership GP since March 1, 2015. Mr. Horne previously served as President of the Partnership GP from March 1, 2015 to March 1, 2018, as Executive Vice President and Chief Operating Officer of the Partnership GP from March 16, 2012 to March 1, 2015 and as Executive Vice President of Operations of the Partnership GP from our founding in October 2005 to March 2012. From January 2000 to October 2005, Mr. Horne served as Operations Manager of Moriah Resources, Inc. From January 1985 to January 2000, Mr. Horne worked for Mobil E&P U.S. Inc. in a variety of petroleum engineering and operations management roles primarily in the Permian Basin. Mr. Horne has a Bachelor of Science degree in Petroleum Engineering from Texas A&M University.

James Daniel Westcott was promoted to President of the Partnership GP on March 1, 2018 and has served as Chief Financial Officer of the Partnership GP since September 24, 2012. Mr. Westcott previously served as Executive Vice President of the Partnership GP from September 24, 2012 to March 1, 2018. From July 2006 to his appointment at the Partnership, Mr. Westcott served as a Principal at GSO Capital Partners LP, a division of The Blackstone Group L.P., where he was involved in the sourcing, structuring, evaluation and management of debt and equity investments for public and private companies in the energy and power industries. From August

2004 to July 2006, Mr. Westcott worked as an investment banker at J.P. Morgan’s Global Energy Group. Mr. Westcott is currently a Director of Peace Gospel International, a nonprofit organization with charitable programs in Asia and Africa. Mr. Westcott received a Bachelor of Arts degree in Science Technology & Society and a Master of Science degree in Management Science, both from Stanford University.

Kyle M. Hammond was appointed Executive Vice President and Chief Operating Officer of the Partnership GP effective March 1, 2015. From its formation in August 2011 to his appointment as Executive Vice President and Chief Operating Officer of the Partnership GP, Mr. Hammond served as President and Chief Executive Officer and a director of FireWheel Energy LLC (“FireWheel”), a private equity backed oil and gas development company headquartered in Midland, Texas. Prior to forming FireWheel, Mr. Hammond served as VP of Operations for the Permian Division of XTO Energy/Exxon from 2003 to August 2011. Mr. Hammond earned a Bachelor of Science degree in Petroleum Engineering from Texas A&M University. Mr. Hammond currently serves on the board of directors of Abilene Christian University and Midland Christian School.

Kyle A. McGraw is a member of the GP Board and also serves as the Executive Vice President and Chief Development Officer of the Partnership GP. Mr. McGraw was appointed as Executive Vice President and Chief Development Officer effective March 16, 2012, and has served as a director since the founding of the Partnership in October 2005. Previously, Mr. McGraw served as Executive Vice President of Business Development and Land of the Partnership GP from our founding in October 2005 to March 2012. Mr. McGraw joined Brothers Production Company in 1983, and has served as its General Manager since 1991 and became President in 2003. During his 23-year tenure at Brothers Production Company, Mr. McGraw served in numerous capacities including reservoir and production engineering, acquisition evaluation and land management. Mr. McGraw has a Bachelor of Science degree in Petroleum Engineering from Texas Tech University. Mr. McGraw has 35 years of experience in the oil and natural gas industry in the Permian Basin.

Dan G. LeRoy is Vice President, General Counsel and Secretary of the Partnership GP, and was appointed to these roles in May 2012. Prior to joining the Partnership, Mr. LeRoy was a Shareholder and President of the board of directors of Cotton, Bledsoe, Tighe & Dawson, PC, a Midland, Texas-based law firm, where he specialized in energy-related finance, securities, and acquisition transactions for 25 years. Mr. LeRoy joined Cotton Bledsoe in August 1987 and became a Shareholder with the firm in 1994, serving on the firm’s board of directors and as its President for multiple terms. Mr. LeRoy has a Bachelor of Arts degree, with honors, from Kansas State University and graduated with a Juris Doctorate degree from Notre Dame Law School.

Micah C. Foster is Chief Accounting Officer and Controller of the Partnership GP. Mr. Foster was appointed Chief Accounting Officer effective April 1, 2012. Mr. Foster joined the Partnership’s predecessor in January 2006 and served as Financial Accountant from March 2006 to July 2008, Financial Reporting Manager from July 2008 to July 2010, and Assistant Controller from July 2010 to October 2011. In October 2011, Mr. Foster was promoted to Controller. Prior to joining the Partnership, Mr. Foster worked as staff auditor and then senior auditor at Ernst & Young, LLP from July 2003 to January 2006. Mr. Foster holds a BBA in Accounting and Finance from Abilene Christian University and is a Certified Public Accountant.

Kyle D. Vann. Mr. Vann was appointed to the GP Board upon completion of the Partnership’s private equity offering on March 15, 2006 and was named Lead Independent Director of the Board of Directors on May 12, 2016. From 1970 through 1979, Mr. Vann was employed in the refining division of Exxon Company USA, and from 1979 through January 2001, Mr. Vann was employed by Koch Industries. From February 2001 through December 2004, Mr. Vann served as Chief Executive Officer of Entergy—Koch, LP, an energy trading and transportation company. Mr. Vann continues to serve Entergy as a consultant and serves on the advisory board and consults with Texon, LP, a private energy marketing company. On May 8, 2006, Mr. Vann was appointed to the board of directors of Crosstex Energy, L.P. (now EnLink Midstream Partners, LP), a publicly traded midstream master limited partnership. From January 2009 through June 2010, Mr. Vann served as an advisory board member for Enexus, LLC, which is a subsidiary of Entergy Corporation. From October 2012 to October 2017, Mr. Vann served as an Executive Advisor for CCMP Capital Advisors, LLC, a private equity firm. In

October 2017, Mr. Vann joined the board of PQ Chemical, which is a portfolio company of CCMP Capital. Mr. Vann has a Bachelor of Science degree in Chemical Engineering, with honors, from the University of Kansas. Mr. Vann serves on the Board of Advisors for the School of Engineering at the University of Kansas, which selected him to receive its Distinguished Engineering Service Award in 2012.

Cary D. Brown. Mr. C. Brown is a member of the GP Board and previously served as Chief Executive Officer of the Partnership GP from the Partnership’s founding in October 2005 to March 1, 2015 and as Chairman of the GP Board of from the Partnership’s founding in October 2005 to May 12, 2016. Mr. C. Brown also served as President of the Partnership GP from March 16, 2012 until March 1, 2015. Since 2005, Mr. C. Brown has been a principal of Moriah Group, which invests in real estate, oil and gas and other direct investments. Prior to October 2005, Mr. C. Brown co-founded two businesses, Moriah Resources, Inc. and Petroleum Strategies, Inc. Moriah Resources, Inc. was formed in 1992 to acquire oil and natural gas reserves. Petroleum Strategies, Inc. was formed in 1991 to serve as a qualified intermediary in connection with the execution of Section 1031 transactions for major oil companies, public independents and private oil and natural gas companies. Mr. C. Brown has served as Executive Vice President of Petroleum Strategies, Inc. since its inception in 1991. Mr. C. Brown served as an auditor for Grant Thornton in Midland, Texas from January 1991 to June 1991 and for Touche Ross in Houston, Texas from June 1989 to December 1990. Mr. C. Brown has a Bachelor of Business Administration degree, with honors, from Abilene Christian University. Mr. C. Brown is the son of Dale A. Brown, a current member of the GP Board.

William R. Granberry. Mr. Granberry was appointed to the GP Board on January 23, 2008. Mr. Granberry was a member of the board of directors of The Williams Companies, Inc. (an integrated gas company with exploration and production, midstream, and gas pipeline operations) from November 2005 to December 2011. In January 2012, Mr. Granberry began serving an initial three-year term as a member of the board of directors of WPX Energy, Inc., an exploration and production company that was spun off from The Williams Companies Inc. From May 21, 2015 through May 2017, he was elected to one year terms as a member of the board of directors of WPX Energy, Inc. Mr. Granberry was a member of Compass Operating Company, LLC, a small, private oil and gas exploration, development and producing company with properties in West Texas and Southeast New Mexico from October 2004 through December 2013. In January 2014, he retired and sold his interest in Compass Operating Company, LLC, to his partners. From 1999 through September 2004, Mr. Granberry managed investments and consulted with oil and gas companies. In 1999, Mr. Granberry invested in and became a board member of Just4Biz.com, a start-up internet company engaged in online office supply, and served as Interim CEO for brief periods in 2000 and 2001. Just4Biz.com filed for bankruptcy in May 2001. From January 1996 to May 1999, Mr. Granberry was President and Chief Operating Officer of Tom Brown, Inc., a public oil and gas company with exploration, development, acquisition and production activities throughout the central United States. Mr. Granberry earned Bachelor of Science and Master of Science degrees in Petroleum Engineering from the University of Texas and upon graduation, worked for Amoco Production Company for 16 years.

G. Larry Lawrence. Mr. Lawrence has been a member of the GP Board since May 1, 2006. Mr. Lawrence is Chief Financial Officer and Vice President—Finance of Natural Gas Services Group (NGSG), a public company that provides small to medium horsepower compression equipment to the natural gas industry, and has served in this position since July 2011. Previously, Mr. Lawrence served as Controller of NGSG from September 2010 to January 2011 before being promoted to Treasurer, Manager of Accounting and Principal Accounting Officer of NGSG in January 2011. From June 2006 to September 2010, Mr. Lawrence was self-employed as a management consultant doing business as Crescent Consulting. From September 2006 to August 2009, Mr. Lawrence served as Chief Financial Officer on a contract basis for Lynx Operating Company, a private company engaged in oil and gas operations with a primary business focus on gas processing. From May 2004 through April 2006, Mr. Lawrence served as Controller of Pure Resources, an exploration and production company and a wholly owned subsidiary of Unocal Corporation which was acquired by Chevron Corporation. From June 2000 through May 2004, Mr. Lawrence was a practice manager of the Parson Group, LLC, a financial management consulting firm whose services included Sarbanes Oxley engagements with oil and natural gas industry clients. From 1973 through May 2000, Mr. Lawrence was employed by Atlantic Richfield Company, a public oil and gas company

(ARCO) where he most recently (from 1993 through 2000) served as Controller of ARCO Permian. Mr. Lawrence has a Bachelor of Arts degree in Accounting, with honors, from Dillard University.

D. Dwight Scott. Mr. Scott was appointed to the GP Board on November 15, 2016 pursuant to a Director Nomination Agreement, dated October 25, 2016, between the Partnership GP and GSO. Assuming the Board Classification Proposal is approved by the unitholders, Mr. Scott is expected to be a Class II director of New Legacy, pursuant to the Amended and Restated Director Nomination Agreement, dated March 23, 2018, among the Partnership GP, GSO and New Legacy (the “A&R Director Nomination Agreement”). Mr. Scott is a Senior Managing Director of Blackstone and President of GSO. Mr. Scott oversees the management of GSO and sits on the investment committees for GSO’s energy funds, mezzanine funds and rescue lending funds. Prior to his current role, Mr. Scott managed the energy investing activity at GSO, where he remains active. Before joining GSO in 2005, Mr. Scott was an Executive Vice President and Chief Financial Officer of El Paso Corporation. Prior to joining El Paso, Mr. Scott served as a Managing Director in the energy investment banking practice of Donaldson, Lufkin & Jenrette. Mr. Scott is currently a Director of TapStone Energy, LLC, FourPoint Energy, LLC and GEP Haynesville, LLC. He is a member of the Board of Trustees of KIPP, Inc. and the Wall Street for McCombs Board. Mr. Scott graduated from the University of North Carolina and the University of Texas’ McCombs School of Business.

Leadership Structure of the New Legacy Board

As prescribed by the amended and restated bylaws of New Legacy, the Chairman of the New Legacy Board has the power to preside at all meetings of the New Legacy Board and meetings of the New Legacy stockholders. Mr. Horne will be the chairman of the New Legacy Board unless he is not able or willing to serve as a director at the time of the consummation of the Corporate Reorganization, in which case the New Legacy Board will elect a chairman. Mr. Horne also currently serve as New Legacy’s Chief Executive Officer. We expect that Mr. Vann will be named as the Lead Independent Director of the New Legacy Board. The Lead Independent Director will have clearly defined leadership authority and responsibilities, which include presiding at all meetings of the New Legacy Board at which the Chairman of the New Legacy Board is not present, including executive sessions of the independent directors, and serving as liaison between the Chairman of the New Legacy Board and the independent directors. New Legacy’s Lead Independent Director will be afforded direct and complete access to the Chairman of the New Legacy Board at any time as such director deems necessary or appropriate. The nominating and governance committee will reevaluate its view on the New Legacy Board’s leadership structure periodically.

Compensation of Directors

Officers or employees of New Legacy and its affiliates who also serve as directors of New Legacy will not receive additional compensation. Each non-employee director, other than the director nominated pursuant to the A&R Director Nomination Agreement, will receive an annual grant of stock valued at $125,000, calculated based upon the closing price per share on the trading day immediately preceding the date of such grant. Each non-employee director, other than the director nominated pursuant to the A&R Director Nomination Agreement, will also be entitled to receive an annual cash retainer of $60,000 and up to $1,500 for each board of directors and committee meeting in excess of four per year. The chairman of the Audit Committee will be paid an additional $25,000 per year, the lead director will be paid an additional $20,000 per year, the chairman of the Compensation Committee will be paid an additional $15,000 per year and the chairman of the Nominating and Governance Committee will be paid an additional $10,000 per year. In addition, each director will be reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors or committees. Each director will be indemnified by us for actions associated with being a director pursuant to the organizational documents of New Legacy and to the fullest extent permitted under Delaware law.

Committees of the Board of Directors

Prior to or upon the consummation of the Corporate Reorganization, New Legacy intends to have an Audit Committee, a Compensation Committee and a Nominating and Governance Committee, and may have such other committees as the Board of Directors shall determine from time to time. Each of the standing committees of the Board of Directors will have the composition and responsibilities described below.

Audit Committee

Membership

The audit committee of the New Legacy Board will be established in accordance with Rule 10A-3 promulgated under the Exchange Act. The New Legacy Board intends to appoint Messrs. Brown, Granberry and Lawrence as members of the audit committee. Mr. Lawrence will serve as the chairman of the committee. Each of the members to be appointed to the audit committee have been determined by the New Legacy Board to be independent under NASDAQ standards for audit committee members. In addition, the New Legacy Board has determined that at least one of the members to be appointed to the audit committee (Mr. Lawrence) has such accounting or related financial management expertise sufficient to qualify such person as the audit committee financial expert in accordance with Item 407 of Regulation S-K and requirements.

Responsibilities

The audit committee will assist the New Legacy Board in overseeing:

•	New Legacy’s accounting and financial reporting processes;

•	the integrity of New Legacy’s financial statements;

•	New Legacy’s compliance with legal and regulatory requirements;

•	the qualifications and independence of New Legacy’s independent auditors; and

•	the performance of New Legacy’s internal audit function and its independent auditors.

The audit committee is also charged with making regular reports to the New Legacy Board and preparing any reports that may be required under NASDAQ listing standards or SEC rules.

Charter

The New Legacy Board will adopt a charter for the audit committee, a copy of which will be available on New Legacy’s website at www.legacyreserves.com. Please note that the preceding Internet address is for information purposes only and is not intended to be a hyperlink. Accordingly, no information found or provided at that Internet address or at New Legacy’s website in general is intended or deemed to be incorporated by reference herein.

Compensation Committee

Membership

The compensation committee of the New Legacy Board will consist of three members of the New Legacy Board: Messrs. Granberry, Lawrence and Vann. All of the members of the compensation committee have been determined by the New Legacy Board to be independent under NASDAQ listing standards. In addition, each of the members to be appointed to the compensation committee qualifies as a “non-employee” director within the meaning of Rule 16b-3 promulgated under the Exchange Act. Mr. Vann will be designated as the chairman of the compensation committee.

Responsibilities

The committee’s responsibilities under its charter are to:

•

evaluate and/or develop the compensation policies applicable to the executive officers of New Legacy, which are required to include guidance regarding the specific relationship of performance to executive compensation;

•	review and approve, on an annual basis, the corporate goals and objectives with respect to compensation for the executive officers of New Legacy;

•	evaluate at least once a year the performance of the executive officers of New Legacy in light of established goals and objectives;

•

determine and approve, either as a committee or together with the other independent directors (as directed by the New Legacy Board), the compensation for each of the executive officers of New Legacy, including salary, bonus, incentive and equity compensation based on this evaluation;

•

periodically review the compensation paid to non-employee directors (including New Legacy Board and committee chairpersons) in the form of annual retainers and meeting fees, if any, and make recommendations to the New Legacy Board regarding any adjustments;

•	review and make recommendations to the New Legacy Board with respect to New Legacy’s incentive compensation and other unit-based plans;

•	assist the full New Legacy Board with respect to the administration of New Legacy’s incentive compensation and other unit-based plans;

•	maintain regular contact with New Legacy’s management team;

•	prepare and publish an annual executive compensation report in New Legacy’s proxy statement or annual report on Form 10-K; and

•

evaluate its own performance, and review the adequacy of the charter, at least annually, delivering a report setting forth the results of such evaluation and review, and any recommended changes, to the New Legacy Board for its approval.

Charter

The New Legacy Board will adopt a charter for the compensation committee, a copy of which will be available on New Legacy’s website at www.legacyreserves.com. Please note that the preceding Internet address is for information purposes only and is not intended to be a hyperlink. Accordingly, no information found or provided at that Internet address or at New Legacy’s website in general is intended or deemed to be incorporated by reference herein.

Nominating and Governance Committee

Membership

The nominating and governance committee will consist of Messrs. Granberry, Lawrence and Vann. Mr. Granberry will be designated as the chairman of the nominating and governance committee. The New Legacy Board has determined that all members of the nominating and governance committee are independent under NASDAQ listing standards.

Responsibilities

The duties of the nominating and governance committee are to:

•	identify, recruit and evaluate candidates for membership on the New Legacy Board and its committees;

•	develop a process to be used by the committee in identifying and evaluating candidates for membership on the New Legacy Board and its committees;

•	annually present to the New Legacy Board a list of nominees recommended for election to the Board at the annual meeting of stockholders;

•

evaluate any director candidates recommended by stockholders of New Legacy pursuant to the procedures set forth in the amended and restated certificate of incorporation of New Legacy to be followed by stockholders in making such recommendations;

•	adopt a process for stockholders of New Legacy to send communications to the New Legacy Board;

•	oversee the evaluation of the New Legacy Board and the other committees of the New Legacy Board;

•

evaluate its own performance, and review the adequacy of the charter, at least annually, delivering a report setting forth the results of such evaluation and review, and any recommended changes, to the New Legacy Board for its approval;

•

recommend general matters for consideration by the New Legacy Board, which may include: (i) the structure of meetings of the New Legacy Board, including recommendations for the improvement of such meetings, and the timeliness and adequacy of the information provided to the New Legacy Board prior to such meetings; (ii) director retirement policies; (iii) director and officer insurance policy requirements; (iv) policies regarding the number of boards on which a director may serve; (v) director orientation and training; and (vi) the roles of New Legacy’s executive officers and the outside directorships of such executive officers;

•

consult with the Chief Executive Officer, as appropriate, and the other members of the New Legacy Board to ensure that its decisions are consistent with the sound relationship between and among the New Legacy Board, committees of the New Legacy Board, individual directors, and New Legacy’s executive officers;

•	oversee New Legacy’s policies and procedures regarding compliance with applicable laws and regulations relating to the honest and ethical conduct of New Legacy’s directors, officers and employees;

•

have the sole responsibility for granting any waivers under New Legacy’s Code of Ethics and Code of Ethics for Chief Executive Officer and Senior Financial Officers (or any successor codes, guidelines or policies) to New Legacy’s directors, officers and employees;

•	review and approve certain related party transactions as described in the committee’s charter; and

•

perform any other activities consistent with the charter, the amended and restated certificate of incorporation and amended and restated bylaws of New Legacy (as each may be amended and/or restated and in effect from time to time) and applicable law as the committee or the New Legacy Board deems necessary or appropriate.

Further, the nominating and governance committee, at the request of the New Legacy Board, will review specific matters that the New Legacy Board believes may involve a conflict of interest. The committee will determine if the resolution of the conflict of interest is fair and reasonable to the stockholders. Any matters approved by the committee will be conclusively deemed to be fair and reasonable to New Legacy and not a breach of any duties New Legacy may owe to the stockholders.

Charter

The New Legacy Board will adopt a charter for the nominating and governance committee, a copy of which will be available on New Legacy’s website at www.legacyreserves.com. Please note that the preceding Internet address is for information purposes only and is not intended to be a hyperlink. Accordingly, no information found or provided at that Internet address or at New Legacy’s website in general is intended or deemed to be incorporated by reference herein.

DESCRIPTION OF THE NEW LEGACY 2018 OMNIBUS INCENTIVE PLAN

General

The Partnership and New Legacy believe that equity compensation aligns the interests of management, employees and directors with the interests of other stakeholders. Accordingly, the GP Board authorized the adoption of the New Legacy LTIP, and the New Legacy Board adopted the New Legacy LTIP, subject to the approval of the unitholders and the consummation of the Corporate Reorganization. The New Legacy LTIP provides for grants of stock options, restricted stock awards, performance awards, other stock-based awards and other cash-based awards. The objectives of the New Legacy LTIP are to allow eligible employees, non-employee directors and consultants of New Legacy and its subsidiaries to acquire or increase equity ownership of New Legacy or to be compensated under the New Legacy LTIP based on growth in New Legacy’s equity value and to strengthen their commitment to the success of New Legacy, to stimulate their efforts on New Legacy’s behalf and to assist New Legacy and its subsidiaries in attracting new employees, non-employee directors and consultants and retaining and motivating existing employees, non-employee directors and consultants.

If the New Legacy LTIP is not approved by the unitholders or the Corporate Reorganization is not consummated, no awards will be made under the New Legacy LTIP.

The following description of the material features of the New Legacy LTIP is only a summary. For the complete copy of the New Legacy LTIP, please see Annex C to this proxy statement/prospectus.

Eligibility

Any employees, non-employee directors or consultants of New Legacy or its majority-owned subsidiaries will be eligible to receive awards under the New Legacy LTIP. An award that is an incentive stock option may only be granted to employees of New Legacy and its majority-owned corporate subsidiaries as determined under Section 424(f) of the Code. Immediately following consummation of the Corporate Reorganization, New Legacy expects there will be 6 executive officers, approximately 312 employees other than executive officers and 5 non-employee directors who are eligible to receive awards. No final determination has been made as to which of New Legacy’s employees will receive grants under the New Legacy LTIP or the types of awards to be granted, and, therefore, the benefits to be allocated to any individual or to any group of employees are not otherwise presently determinable. However, the GP Board has approved, pursuant to resolutions adopted by the Compensation Committee of the GP Board, initial grants to certain officers under the New Legacy LTIP in connection with, and upon consummation of, the Corporate Reorganization and grants to be made to non-employee directors pursuant to New Legacy’s director compensation policy under the New Legacy LTIP. See “The Corporate Reorganization—Indemnification; Directors’ and Officers’ Insurance—New Legacy LTIP Awards.”

No awards may be granted under the New Legacy LTIP after the tenth anniversary of the earlier of the date that the New Legacy LTIP is adopted or the date of unitholder approval, but awards granted prior to such tenth anniversary may extend beyond that date.

Administration

The New Legacy LTIP will be administered by the Compensation Committee (the “New Legacy Compensation Committee”) of the New Legacy Board. The New Legacy Compensation Committee will select the eligible employees, non-employee directors and consultants to whom awards will be granted and have the power to determine the form, amount and other terms and conditions of awards, any performance goals applicable to annual and long-term incentive awards. The New Legacy Compensation Committee may delegate its authority involving routine administration under the New Legacy LTIP to New Legacy’s officers or employees subject to guidelines prescribed by the New Legacy Compensation Committee.

Shares Reserved for Awards; Limits on Awards

The New Legacy LTIP provides for up to 10,500,000 shares (the “Share Reserve”) to be used for awards, and that the Share Reserve will increase proportionally by 10% of all shares of common stock issued by the Company after the effective date of the New Legacy LTIP and before the first anniversary of the effective date, including any issuances of common stock in settlement of Excess Settlement Awards. The number of shares that are subject to awards under the New Legacy LTIP that (a) are forfeited, terminated or expire unexercised, (b) are settled in cash in lieu of shares or (c) are not actually issued due to net settlement of an award will again become available for awards.

The number of shares authorized for awards, the exercise price of awards and the limitations described in the following paragraph are subject to adjustment to reflect a stock split, stock dividend, recapitalization, merger, consolidation, reorganization, combination or exchange of shares or similar events as necessary to maintain the proportionate interest of the holders of outstanding awards and to preserve the value of outstanding awards, except that no adjustment or substitution of awards will be made that results in noncompliance with the requirements of Section 409A of the Code.

No Non-Employee Director grantee may be granted awards during any single calendar year (excluding awards made at the election of the Non-Employee Director in lieu of all or a portion of annual and New Legacy Compensation Committee cash retainers) shall not exceed $500,000. Subject to the foregoing limitation, the maximum number of shares with respect to which incentive stock options may be granted under the New Legacy LTIP shall be equal to the Share Reserve.

General Terms of Awards

The New Legacy Compensation Committee will select the grantees and set the term of each award. The New Legacy Compensation Committee has the power to determine the terms of the awards granted, including the number of shares subject to each award, any performance goals, the form of consideration payable upon exercise, the period in which the award may be exercised after termination of employment, treatment of dividends or dividend equivalents, and all other matters. The exercise price of an option must be at least the fair market value (as defined in the New Legacy LTIP) of a share of common stock as of the grant date. The New Legacy Compensation Committee will also set the vesting conditions of the award.

Awards granted under the New Legacy LTIP generally are not transferable by the grantee other than by the laws of descent and distribution and, to the extent applicable, are exercisable during the lifetime of the grantee only by the grantee. The New Legacy Compensation Committee, at its discretion, may determine whether an award agreement (other than with respect to an incentive stock option) may provide for the transfer of an award in limited circumstances to certain members of the grantee’s family.

Other terms and conditions of each award will be determined by the New Legacy Compensation Committee and will be set forth in the award agreement evidencing the award. Changes to the terms of an award after it is granted generally are subject to the consent of the grantee if the change would materially adversely affect the grantee’s rights under the award.

Stock Options

The New Legacy LTIP will permit the grant of incentive stock options, which qualify for special tax treatment, to only eligible employees, and non-qualified stock options to eligible employees and non-employee directors. The Compensation Committee will determine the number of shares of our common stock subject to each option, the term of each option, which may not exceed ten years, or five years in the case of an incentive stock option granted to a ten percent stockholder, the exercise price, the vesting schedule, if any, and the other material terms of each option. No incentive stock option or nonqualified stock option may have an exercise price less than the fair market value of a share of our common stock at the time of grant or, in the case of an incentive stock option granted to a ten percent stockholder, 110% of such share’s fair market value. Options will be exercisable at such time or times and subject to such terms and conditions as determined by the Compensation Committee at grant and the exercisability of such options may be accelerated by the Compensation Committee.

Restricted Shares

Restricted shares may also be awarded. The restricted share awards will vest and become transferable upon the satisfaction of conditions set forth in the applicable award agreement. Restricted share awards may be forfeited if, for example, the recipient’s employment terminates before the award vests. Except as otherwise provided in the Legacy LTIP, a grantee of restricted shares shall have all the rights of a stockholder including the right to receive dividends, the right to vote the shares of restricted stock and, conditioned upon full vesting of shares of restricted stock, the right to tender such shares, subject to the conditions and restrictions generally applicable to restricted stock or specifically set forth in the recipient’s restricted stock agreement.

Bonus Shares

The New Legacy Compensation Committee may grant shares to grantees from time to time as a bonus and may impose such conditions or restrictions on any such bonus shares as it may deem advisable, including time vesting restrictions.

Performance Awards

Without limiting the type or number of awards that may be made under the other provisions of the New Legacy LTIP, an award may be in the form of a performance award. The New Legacy Compensation Committee will determine the terms, conditions and limitations applicable to a performance award. The New Legacy Compensation Committee will set performance goals in its discretion which, depending on the extent to which they are met, will determine the value and amount of performance awards that will be paid out to the grantee and the portion that may be exercised. If the performance award is payable in cash, it may be paid upon the attainment of the relevant performance goals either in cash or in shares of restricted stock (based on the then current fair market value of such shares), as determined by the New Legacy Compensation Committee, in its sole and absolute discretion.

If a grantee of a performance award is terminated during a performance period, then the performance award may vest or be forfeited in accordance with the terms and conditions established by the New Legacy Compensation Committee in connection with the grant.

Other Stock-Based Awards

The New Legacy Compensation Committee may grant other stock-based awards that are payable in, valued in whole or in part by reference to, or otherwise based on or related to shares, including shares awarded purely as a bonus and not subject to restrictions or conditions, shares in payment of the amounts due under an incentive or performance plan sponsored or maintained by the company or an affiliate, stock equivalent units, restricted stock units, and awards valued by reference to book value of shares. Other stock-based awards may be granted either alone, in addition to or in tandem with other awards granted under the New Legacy LTIP.

Other Cash-Based Awards

Awards may be in the form of cash. The terms, conditions and limitations applicable to any cash awards granted pursuant to the New Legacy LTIP, including, without limitation, being subject to the satisfaction of vesting conditions or awarded purely as a bonus and not subject to restrictions or conditions, will be determined by the New Legacy Compensation Committee. If a cash-based award is subject to vesting conditions, the Compensation Committee may accelerate the vesting of such award in its discretion.

Change in Control

In connection with a change in control, as defined in the New Legacy LTIP, the Compensation Committee may accelerate vesting of outstanding awards under the New Legacy LTIP. In addition, such awards may be, in the discretion of the committee, (1) assumed and continued or substituted in accordance with applicable law; (2) purchased by us for an amount equal to the excess of the price of a share of our common stock paid in a change in control over the exercise price of the awards; or (3) cancelled if the price of a share of our common stock paid in a change in control is less than the exercise price of the award. The Compensation Committee may also provide for accelerated vesting or lapse of restrictions of an award at any time.

Amendment and Termination

Notwithstanding any other provision of the New Legacy LTIP, the New Legacy Board may at any time amend any or all of the provisions of the New Legacy LTIP, or suspend or terminate it entirely, retroactively or otherwise, subject to stockholder approval in certain instances; provided, however, that, unless otherwise required by law or specifically provided in the New Legacy LTIP, the rights of a participant with respect to awards granted prior to such amendment, suspension or termination may not be adversely affected without the consent of such participant.

Transferability

Awards granted under the New Legacy LTIP generally are nontransferable, other than by will or the laws of descent and distribution, except that the committee may provide for the transferability of nonqualified stock options at the time of grant or thereafter to certain family members.

Certain U.S. Federal Income Tax Consequences

Based on current provisions of the Code and the existing regulations thereunder, the anticipated material U.S. federal income tax consequences of awards granted under the New Legacy LTIP are as described below. The following discussion is not intended to be a complete discussion of applicable law and is based on the U.S. federal income tax laws as in effect on the date hereof.

Incentive Stock Options

An employee who is granted an incentive stock option (“ISO”), which is defined in Section 422 of the Code, does not recognize taxable income either on the date of grant or on the date of exercise. Upon the exercise of an ISO, the difference between the fair market value of the common stock received and the option price is, however, a tax preference item potentially subject to the alternative minimum tax.

Upon disposition of shares acquired from the exercise of an ISO, long-term capital gain or loss is generally recognized in an amount equal to the difference between the amount realized on the sale or disposition and the exercise price. However, if the employee disposes of the common stock within two years of the date of grant or within one year of the date of the transfer of the shares to the employee (a “Disqualifying Disposition”), then the employee will recognize ordinary income, as opposed to capital gain, at the time of disposition. In general, the amount of ordinary income recognized will be equal to the lesser of (a) the amount of gain realized on the disposition, or (b) the difference between the fair market value of the common stock received on the date of exercise and the exercise price. Any remaining gain or loss is treated as a short-term or long-term capital gain or loss, depending on the period of time the common stock has been held. New Legacy is not entitled to a tax deduction upon either the exercise of an ISO or the disposition of common stock acquired pursuant to the exercise of an ISO, except to the extent that the employee recognizes ordinary income in a Disqualifying Disposition. For alternative minimum taxable income purposes, on the later sale or other disposition of the common stock, generally only the difference between the fair market value of the common stock on the exercise date and the amount realized on the sale or disposition is includable in alternative minimum taxable income.

If an employee pays the exercise price, in whole or in part, with previously acquired common stock, the exchange should not affect the ISO tax treatment of the exercise. Upon the exchange, and except as otherwise described in this summary, no gain or loss is recognized by the employee upon delivering previously acquired shares to New Legacy as payment of the exercise price. The shares received by the employee, equal in number to the previously acquired shares exchanged therefore, will have the same basis and holding period for long-term capital gain purposes as the previously acquired shares. The employee, however, will not be able to utilize the prior holding period for the purpose of satisfying the ISO statutory holding period requirements. Common stock received by the employee in excess of the number of previously acquired shares will have a basis of zero and a holding period which commences as of the date the shares are transferred to the employee upon exercise of the ISO. If the exercise of any ISO is effected using common stock previously acquired through the exercise of an ISO, the exchange of the previously acquired common stock will be considered a disposition of the common stock for the purpose of determining whether a Disqualifying Disposition has occurred.

Non-Qualified Stock Options

The grantee of a non-qualified option does not recognize taxable income on the date of grant of the non-qualified option, provided that the non-qualified option does not have a readily ascertainable fair market value at the time it is granted. In general, the grantee must recognize ordinary income at the time of exercise of the non-qualified option in the amount of the difference between the fair market value of the shares on the date of exercise and the option price. In the case of an employee, ordinary income recognized will constitute compensation for which tax withholding generally will be required. The amount of ordinary income recognized by a grantee will be deductible by New Legacy in the year that the grantee recognizes the income if New Legacy complies with the applicable withholding requirements.

Shares acquired upon the exercise of a non-qualified option will have a tax basis equal to their fair market value on the exercise date or other relevant date on which ordinary income is recognized, and the holding period for the common stock generally will begin on the date of exercise or such other relevant date. Upon subsequent disposition of the common stock, the grantee will recognize long-term capital gain or loss if the grantee has held the common stock for more than one year prior to disposition, or short-term capital gain or loss if the grantee has held the common stock for one year or less.

If a grantee pays the exercise price, in whole or in part, with previously acquired common stock, the grantee will recognize ordinary income in the amount by which the fair market value of the shares received exceeds the exercise price. The grantee will not recognize gain or loss upon delivering the previously acquired common stock to New Legacy. Common stock received by a grantee, equal in number to the previously acquired shares exchanged therefore, will have the same basis and holding period for long-term capital gain purposes as the previously acquired common stock. Common stock received by a grantee in excess of the number of such previously acquired shares will have a basis equal to the fair market value of the additional shares as of the date ordinary income is recognized. The holding period for the additional common stock will commence as of the date of exercise or such other relevant date.

Restricted Stock

The recognition of income from an award of restricted stock for federal income tax purposes depends on the restrictions imposed on the shares. Generally, taxation will be deferred until the first taxable year the common stock is no longer subject to substantial risk of forfeiture or the common stock is freely transferable. At the time the restrictions lapse, the grantee will recognize ordinary income equal to the then fair market value of the shares. The grantee may, however, make an election to include the value of the shares in gross income in the year such restricted shares are granted despite such restrictions. In the case of an employee, the amount of ordinary income recognized will constitute compensation for which tax withholding generally will be required. Generally, New Legacy will be entitled to deduct the fair market value of the shares transferred to the grantee as a business expense in the year the grantee recognizes the income.

Other Awards

Any cash payments or the fair market value of any common stock or other properly the grantee receives in connection with other stock-based awards, incentive awards, or as unrestricted payments equivalent to dividends on unfunded awards or on restricted stock are includable in income in the year received or made available to the grantee without substantial limitations or restrictions. In the case of an employee, the amount of ordinary income recognized will constitute compensation for which tax withholding generally will be required. Generally, New Legacy will be entitled to deduct the amount the grantee includes in income in the year of payment.

Certain Code Limitations on Deductibility

In order for New Legacy to deduct the amounts described above, such amounts must constitute reasonable compensation for services rendered or to be rendered and must be ordinary and necessary business expenses. New Legacy’s ability to obtain a deduction for future payments under the New Legacy LTIP could also be limited by Section 280G of the Code, which provides that certain excess parachute payments made in connection with a change in control of an employer are not deductible. New Legacy’s ability to obtain a deduction for amounts paid under the New Legacy LTIP could also be affected by Section 162(m) of the Code, which limits the deductibility, for U.S. federal income tax purposes, of compensation paid to New Legacy’s executives who are “covered employees” as defined under Section 162(m) to $1 million during any taxable year.

Section 409A

Section 409A of the Code generally provides that any deferred compensation arrangement which does not meet specific requirements regarding (i) timing of payouts, (ii) advance election of deferrals and (iii) restrictions on acceleration of payouts results in immediate taxation of any amounts deferred that are earned or vested after 2004, to the extent not subject to a substantial risk of forfeiture, with interest, and a 20% additive income tax. Section 409A may be applicable to certain awards under the New Legacy LTIP. To the extent applicable, New Legacy intends that the New Legacy LTIP and awards subject to Section 409A satisfy the requirements of Section 409A.

Other Tax Consequences

State tax consequences may in some cases differ from those described above. Awards under the New Legacy LTIP will, in some instances, be made to employees who are subject to tax in jurisdictions other than the United States and may result in tax consequences differing from those described above.

New Legacy LTIP Benefits

No benefits or awards have been granted, awarded or received under the New Legacy LTIP. The number and type of awards that will be granted under the New Legacy LTIP, or that would have been granted under the New Legacy LTIP in the last fiscal year, are not determinable at this time as the New Legacy Compensation Committee will make these determinations in its sole discretion following the Corporate Reorganization.

Other Information

The New Legacy LTIP will become effective upon consummation of the Corporate Reorganization, subject to the approval of the unitholders, and will remain in effect, subject to the right of New Legacy’s board of directors to amend or terminate the New Legacy LTIP (subject to certain limitations set forth in the New Legacy LTIP) at any time, until the earlier of the tenth anniversary of its effective time or at such time as all shares subject to it shall have been purchased or acquired according to the New Legacy LTIP’s provisions. Any awards granted before the New Legacy LTIP is terminated may extend beyond the expiration date.

The New Legacy Board may at any time, and from time to time, amend, suspend or terminate the New Legacy LTIP in whole or in part without the approval of the unitholders, except to the extent New Legacy’s board of directors determines it is desirable (i) increase the aggregate number of shares that may be issued under the New Legacy LTIP in certain instances; (ii) change the classification of individuals eligible to receive awards under the New Legacy LTIP; (iii) decrease the minimum stock option price of any stock option; (iv) extend the maximum option period; (v) award any stock option in replacement of a canceled stock option with a higher exercise price than the replacement award; or (vi) require stockholder approval in order for the New Legacy LTIP to continue to comply with the applicable provisions of Section 422 of the Code. No termination, amendment or modification of the New Legacy LTIP may materially adversely affect any award previously granted under the New Legacy LTIP without the written consent of the grantee of such award.

New Legacy Equity Compensation Plans

The following table sets forth information concerning compensation plans under which equity securities are authorized for issuance as of July 26, 2018.

New Legacy Equity Compensation Plans

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation plans approved by security holders	—	N/A	—
Equity compensation plans not approved by security holders	—	N/A	10,500,000(1)

Total	—	N/A	10,500,000(1)

(1)	The New Legacy LTIP provides for a share reserve of 10,500,000 shares (the “Share Reserve”); provided, that the Share Reserve shall increase proportionally by 10% of all shares of common stock issued by the Company after the effective date of the New Legacy LTIP and before the first anniversary including any issuances of common stock in settlement of Excess Settlement Awards. For more information regarding the New Legacy LTIP, see “Description of the New Legacy 2018 Omnibus Incentive Plan.”

UNITHOLDER PROPOSALS

Ownership of units does not entitle unitholders to make proposals at the special meeting.

HOUSEHOLDING OF PROXY STATEMENT/PROSPECTUS

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for proxy statements and annual reports with respect to two or more stockholders sharing the same address by delivering a single proxy statement or annual report, as applicable, addressed to those stockholders. As permitted by the Exchange Act, only one copy of this proxy statement/prospectus is being delivered to stockholders residing at the same address, unless the stockholders have notified the company whose shares they hold of their desire to receive multiple copies of this proxy statement/prospectus. This process, which is commonly referred to in this proxy statement/prospectus as “householding,” potentially provides extra convenience for stockholders and cost savings for companies.

If, at any time, you no longer wish to participate in householding and would prefer to receive a separate copy of this proxy statement/prospectus, or if you are receiving multiple copies of this proxy statement/prospectus and wish to receive only one, please contact the Partnership at its address identified below. The Partnership will promptly deliver, upon oral or written request, a separate copy of this proxy statement/prospectus to any unitholder residing at an address to which only one copy was mailed. Requests for additional copies should be directed to:

Legacy Reserves LP

303 W. Wall Street, Suite 1800

Midland, Texas 79701

Attention: Investor Relations

Phone: (432) 698-5200

Email: IR@legacylp.com

LEGAL MATTERS

The validity of the common stock to be issued in the Merger will be passed upon for New Legacy by Kirkland & Ellis LLP, Houston, Texas.

EXPERTS

The consolidated financial statements of Legacy Reserves LP, as of December 31, 2017 and 2016 and for each of the three years in the period ended December 31, 2017 and management’s assessment of the effectiveness of Legacy Reserves LP’s internal control over financial reporting as of December 31, 2017 and the balance sheet of Legacy Reserves Inc. as of March 22, 2018, included in this proxy statement/prospectus have been so included in reliance on the reports of BDO USA, LLP, an independent registered public accounting firm, appearing elsewhere herein, given on the authority of said firm as experts in auditing and accounting.

Estimates of our natural gas reserves, related future net cash flows and the present values thereof related to our properties as of December 31, 2017 and 2016 included elsewhere in this prospectus were based upon reserve reports prepared by independent petroleum engineers LaRoche Petroleum Consultants, Ltd. We have included these estimates in reliance on the authority of such firms as experts in such matters.

WHERE YOU CAN FIND MORE INFORMATION

New Legacy has filed a registration statement on Form S-4 to register with the SEC the offering of the common stock to be issued to unitholders in connection with the Corporate Reorganization. This proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of New Legacy in addition to being a proxy statement of the Partnership. As allowed by SEC rules, this proxy statement/prospectus does not contain all the information you can find in New Legacy’s registration statement or the exhibits to the registration statement.

The Partnership files annual, quarterly and current reports and other information with the SEC under the Exchange Act. You may read and copy any document filed with the SEC at its public reference room at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at 1-800-732-0330 for further information regarding the public reference room. The filings are also available to the public at the SEC’s website at www.sec.gov.

The Partnership also makes available free of charge on its website, www.legacylp.com, its annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K, and any amendments to those reports, as soon as reasonably practicable after it electronically files such material with, or furnishes it to, the SEC. Information contained on the Partnership’s website is not part of this proxy statement/prospectus.

Unitholders can obtain any documents attached as exhibits to this proxy statement/prospectus from the SEC through its website listed above or from the Partnership without charge by requesting them in writing or by telephone at the following address:

Legacy Reserves LP

303 W. Wall Street, Suite 1800

Midland, Texas 79701

Attention: Investor Relations

Phone: (432) 698-5200

Email: IR@legacylp.com

GLOSSARY OF TERMS

Bbl. One stock tank barrel or 42 U.S. gallons liquid volume.

Bcf. Billion cubic feet.

Boe. One barrel of oil equivalent determined using a ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

Boe/d. Barrels of oil equivalent per day.

Btu. British thermal unit, which is the heat required to raise the temperature of a one-pound mass of water from 58.5 to 59.5 degrees Fahrenheit.

Developed acres. The number of acres that are allocated or assignable to productive wells or wells capable of production.

Development project. A development project is the means by which petroleum resources are brought to the status of economically producible. As examples, the development of a single reservoir or field, an incremental development in a producing field, or the integrated development of a group of several fields and associated facilities with a common ownership may constitute a development project.

Development well. A well drilled within the proved area of an oil or natural gas reservoir to the depth of a stratigraphic horizon known to be productive.

Dry hole or well. A well found to be incapable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production would exceed production expenses and taxes.

Field. An area consisting of a single reservoir or multiple reservoirs all grouped on or related to the same individual geological structural feature and/or stratigraphic condition.

Gross acres or gross wells. The total acres or wells, as the case may be, in which a working interest is owned.

Hydrocarbons. Oil, NGLs and natural gas are all collectively considered hydrocarbons.

Liquids. Oil and NGLs.

MBbls. One thousand barrels of crude oil or other liquid hydrocarbons.

MBoe. One thousand barrels of crude oil equivalent, using a ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

Mcf. One thousand cubic feet.

MGal. One thousand gallons of natural gas liquids or other liquid hydrocarbons.

MMBbls. One million barrels of crude oil or other liquid hydrocarbons.

MMBoe. One million barrels of crude oil equivalent, using a ratio of six Mcf of natural gas to one Bbl of crude oil, condensate or natural gas liquids.

MMBtu. One million British thermal units.

MMcf. One million cubic feet.

Net acres or net wells. The sum of the fractional working interests owned in gross acres or gross wells, as the case may be.

NGLs. The combination of ethane, propane, butane and natural gasolines that when removed from natural gas become liquid under various levels of higher pressure and lower temperature.

NYMEX. New York Mercantile Exchange.

Oil. Crude oil and condensate.

Productive well. A well that is found to be capable of producing hydrocarbons in sufficient quantities such that proceeds from the sale of such production exceed production expenses and taxes.

Proved developed non-producing. Proved oil and natural gas reserves that are developed behind pipe or shut-in or that can be recovered through improved recovery only after the necessary equipment has been installed, or when the costs to do so are relatively minor. Shut-in reserves are expected to be recovered from (1) completion intervals which are open at the time of the estimate but which have not started producing, (2) wells that were shut-in for market conditions or pipeline connections, or (3) wells not capable of production for mechanical reasons. Behind-pipe reserves are expected to be recovered from zones in existing wells that will require additional completion work or future recompletion prior to the start of production.

Proved developed reserves. Reserves that can be expected to be recovered through: (i) existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared to the cost of a new well; and (ii) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is by means not involving a well.

Proved reserves. Proved oil and natural gas reserves are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible-from a given date forward, from known reservoirs, and under existing economic conditions, operating methods, and government regulations-prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation.

Proved undeveloped reserves or PUDs. Proved undeveloped oil and gas reserves that are expected to be recovered from new wells on undrilled acreage, or from existing wells where a relatively major expenditure is required for recompletion.

(i) Proved reserves on undrilled acreage shall be limited to those directly offsetting development spacing areas that are reasonably certain of production when drilled, unless evidence using reliable technology exists that establishes reasonable certainty of economic producibility at greater distances.

(ii) Proved undrilled locations can be classified as having undeveloped reserves only if a development plan has been adopted indicating that they are scheduled to be drilled within five years, unless the specific circumstances, justify a longer time.

(iii) Under no circumstances shall estimates for proved undeveloped reserves be attributable to any acreage for which an application of fluid injection or other improved recovery technique is contemplated, unless such techniques have been proved effective by actual projects in the same reservoir or an analogous reservoir or by other evidence using reliable technology establishing reasonable certainty.

Recompletion. The completion for production of an existing wellbore in another formation from that which the well has been previously completed.

Reserve replacement. The replacement of oil and natural gas produced with reserve additions from acquisitions, reserve additions and reserve revisions.

Reserve replacement cost. An amount per Boe equal to the sum of costs incurred relating to oil and natural gas property acquisition, exploitation, development and exploration activities (as reflected in the Partnership’s year-end financial statements for the relevant year) divided by the sum of all additions and revisions to estimated proved reserves, including reserve purchases. The calculation of reserve additions for each year is based upon the reserve report of the Partnership’s independent engineers. Management uses reserve replacement cost to compare the Partnership’s company to others in terms of the Partnership’s historical ability to increase the Partnership’s reserve base in an economic manner. However, past performance does not necessarily reflect future reserve replacement cost performance. For example, increases in oil and natural gas prices in past years have increased the economic life of reserves, adding additional reserves with no required capital expenditures. On the other hand, increases in oil and natural gas prices have increased the cost of reserve purchases and reserves added through development projects. The reserve replacement cost may not be indicative of the economic value of the reserves added due to differing lease operating expenses per barrel, differing timing of production, and other qualitative factors.

Reservoir. A porous and permeable underground formation containing a natural accumulation of producible oil and/or natural gas that is confined by impermeable rock or water barriers and is individual and separate from other reserves.

Standardized measure. The present value of estimated future net revenues to be generated from the production of proved reserves, determined in accordance with assumptions required by the Financial Accounting Standards Board and the Securities and Exchange Commission (using current costs and the average annual prices based on the unweighted arithmetic average of the first-day-of-the-month price for each month) without giving effect to non-property related expenses such as general and administrative expenses, debt service and future income tax expenses or to depreciation, depletion and amortization, and discounted using an annual discount rate of 10%. Federal income taxes have not been deducted from future production revenues in the calculation of standardized measure as each partner is separately taxed on its share of the Partnership’s taxable income. In addition, Texas margin taxes and the federal income taxes associated with a corporate subsidiary have not been deducted from future production revenues in the calculation of the standardized measure as the impact of these taxes would not have a significant effect on the calculated standardized measure. Standardized measure does not give effect to commodity derivative transactions.

Undeveloped acreage. Lease acreage on which wells have not been drilled or completed to a point that would permit the production of commercial quantities of oil and natural gas regardless of whether such acreage contains proved reserves.

Working interest. The operating interest that gives the owner the right to drill, produce and conduct operating activities on the property and the right to a share of production.

Workover. Operations on a producing well to restore or increase production.

LEGACY RESERVES LP

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

ASSETS

	March 31, 2018	December 31, 2017
	(In thousands)
Current assets:
Cash	$—	$1,246
Accounts receivable, net:
Oil and natural gas	66,254	62,755
Joint interest owners	21,074	27,420
Other	2	2
Fair value of derivatives (Notes 7 and 8)	15,034	13,424
Prepaid expenses and other current assets (Note 1)	7,575	7,757

Total current assets	109,939	112,604

Oil and natural gas properties using the successful efforts method, at cost:
Proved properties	3,423,592	3,529,971
Unproved properties	29,492	28,023
Accumulated depletion, depreciation, amortization and impairment	(2,093,640)	(2,204,638)

	1,359,444	1,353,356

Other property and equipment, net of accumulated depreciation and amortization of $11,746 and $11,467, respectively	2,739	2,961
Operating rights, net of amortization of $5,855 and $5,765, respectively	1,162	1,251
Fair value of derivatives (Notes 7 and 8)	14,150	14,099
Other assets	8,175	8,811

Total assets	$1,495,609	$1,493,082

See accompanying notes to condensed consolidated financial statements.

LEGACY RESERVES LP

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

LIABILITIES AND PARTNERS’ DEFICIT

	March 31, 2018	December 31, 2017
	(In thousands)
Current liabilities:
Accounts payable	$3,363	$13,093
Accrued oil and natural gas liabilities (Note 1)	72,602	81,318
Fair value of derivatives (Notes 7 and 8)	18,164	18,013
Asset retirement obligation (Note 9)	3,214	3,214
Other	42,602	29,172

Total current liabilities	139,945	144,810

Long-term debt, net (Note 2)	1,296,953	1,346,769
Asset retirement obligation (Note 9)	258,554	271,472
Fair value of derivatives (Notes 7 and 8)	628	1,075
Other long-term liabilities	643	643

Total liabilities	1,696,723	1,764,769

Commitments and contingencies (Note 6)
Partners’ deficit (Note 10):
Series A Preferred equity - 2,300,000 units issued and outstanding at March 31, 2018 and December 31, 2017	55,192	55,192
Series B Preferred equity - 7,200,000 units issued and outstanding at March 31, 2018 and December 31, 2017	174,261	174,261
Incentive distribution equity - 100,000 units issued and outstanding at March 31, 2018 and December 31, 2017	30,814	30,814
Limited partners’ deficit - 76,658,829 and 72,594,620 units issued and outstanding at March 31, 2018 and December 31, 2017, respectively	(461,236)	(531,794)
General partner’s deficit (approximately 0.02%)	(145)	(160)

Total partners’ deficit	(201,114)	(271,687)

Total liabilities and partners’ deficit	$1,495,609	$1,493,082

See accompanying notes to condensed consolidated financial statements.

LEGACY RESERVES LP

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Three Months Ended March 31,
	2018	2017
	(In thousands, except per unit data)
Revenues:
Oil sales	$93,411	$49,142
Natural gas liquids (NGL) sales	7,396	5,050
Natural gas sales	36,672	45,355

Total revenues	137,479	99,547

Expenses:
Oil and natural gas production	47,967	51,217
Production and other taxes	7,326	4,159
General and administrative	24,090	10,552
Depletion, depreciation, amortization and accretion	36,547	28,796
Impairment of long-lived assets	—	8,062
Gain on disposal of assets	(20,395)	(5,524)

Total expenses	95,535	97,262

Operating income	41,944	2,285
Other income (expense):
Interest income	12	1
Interest expense (Notes 2, 7 and 8)	(27,368)	(20,133)
Gain on extinguishment of debt (Note 2)	51,693	—
Equity in income of equity method investees	17	11
Net gains (losses) on commodity derivatives (Notes 7 and 8)	(1,704)	34,669
Other	275	(40)

Income before income taxes	64,869	16,793
Income tax expense	(487)	(421)

Net income	$64,382	$16,372
Distributions to preferred unitholders	(4,750)	(4,750)

Net income attributable to unitholders	$59,632	$11,622

Income per unit - basic and diluted (Note 10)	$0.78	$0.16

Weighted average number of units used in computing net income per unit -
Basic	76,350	72,103

Diluted	76,657	72,103

See accompanying notes to condensed consolidated financial statements.

LEGACY RESERVES LP

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)—(Continued)

Three Months Ended March 31, 2018
(In thousands, except per unit data)
Pro forma information (unaudited)
Income before income taxes	$64,869
Pro forma income tax expense	$(487)
Pro forma net income	$64,382
Pro forma net income per unit	$0.60
Weighted average number of units used in computing income per unit	107,004

LEGACY RESERVES LP

CONDENSED CONSOLIDATED STATEMENT OF PARTNERS’ DEFICIT

FOR THE THREE MONTHS ENDED MARCH 31, 2018

(UNAUDITED)

	Series A Preferred Equity		Series B Preferred Equity		Incentive Distribution Equity		Partners’ Deficit
	Units	Amount	Units	Amount	Units	Amount	Limited Partner Units	Limited Partner Amount	General Partner Amount	Total Partners’ Deficit
	(In thousands)
Balance, December 31, 2017	2,300	$55,192	7,200	$174,261	100	$30,814	72,595	$(531,794)	$(160)	$(271,687)
Unit-based compensation	—	—	—	—	—	—	—	263	—	263
Vesting of restricted and phantom units	—	—	—	—	—	—	264	—	—	—
Units issued in exchange for Standstill Agreement	—	—	—	—	—	—	3,800	5,928	—	5,928
Net income	—	—	—	—	—	—	—	64,367	15	64,382

Balance, March 31, 2018	2,300	$55,192	7,200	$174,261	100	$30,814	76,659	$(461,236)	$(145)	$(201,114)

See accompanying notes to condensed consolidated financial statements.

LEGACY RESERVES LP

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Three Months Ended March 31,
	2018	2017
	(In thousands)
Cash flows from operating activities:
Net income	$64,382	$16,372
Adjustments to reconcile net income to net cash provided by operating activities:
Depletion, depreciation, amortization and accretion	36,547	28,796
Amortization of debt discount and issuance costs	7,509	1,805
Gain on extinguishment of debt	(51,693)	—
Impairment of long-lived assets	—	8,062
(Gain) loss on derivatives	837	(35,511)
Equity in income of equity method investees	(17)	(11)
Unit-based compensation	12,324	1,401
Gain on disposal of assets	(20,395)	(5,524)
Changes in assets and liabilities:
Increase in accounts receivable, oil and natural gas	(3,499)	(2,698)
Decrease in accounts receivable, joint interest owners	6,346	2,298
Decrease (increase) in other assets	843	(1,870)
Decrease in accounts payable	(9,730)	(4,899)
(Decrease) increase in accrued oil and natural gas liabilities	3,787	19,119
Increase in other liabilities	6,776	7,552

Total adjustments	(10,365)	18,520

Net cash provided by operating activities	54,017	34,892

Cash flows from investing activities:
Investment in oil and natural gas properties	(73,870)	(28,961)
Proceeds associated with sale of assets	27,100	4,397
Investment in other equipment	(57)	(62)
Net cash settlements (paid) received on commodity derivatives	(2,795)	4,236

Net cash used in investing activities	(49,622)	(20,390)

Cash flows from financing activities:
Proceeds from long-term debt	265,626	94,000
Payments of long-term debt	(248,384)	(109,000)
Payments of debt issuance costs	(22,875)	(49)

Net cash used in financing activities	(5,633)	(15,049)

Net decrease in cash and cash equivalents	(1,238)	(547)
Cash, beginning of period (1)	4,438	6,161

Cash, end of period (1)	$3,200	$5,614

Non-cash investing and financing activities:
Asset retirement obligations associated with properties sold	$(15,708)	$(809)

Units issued in exchange for Standstill Agreement	$5,928	$—

Change in accrued capital expenditures	$(12,503)	$—

See accompanying notes to condensed consolidated financial statements.

(1)	Inclusive of $3.2 million and $3.8 million of restricted cash for March 31, 2018 and 2017, respectively. See “—Footnote 1—Summary of Significant Accounting Policies” for further discussion.

LEGACY RESERVES LP

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(1)	Summary of Significant Accounting Policies

(a) Organization, Basis of Presentation and Description of Business

Legacy Reserves LP (“LRLP,” “Legacy” or the “Partnership”) and, unless the context indicates otherwise, its affiliated entities, are referred to as Legacy in these consolidated financial statements.

The accompanying condensed consolidated financial statements have been prepared on the accrual basis of accounting whereby revenues are recognized when earned, and expenses are recognized when incurred. These condensed consolidated financial statements as of March 31, 2018 and for the three months ended March 31, 2018 and 2017 are unaudited. In the opinion of management, such financial statements include the adjustments and accruals, all of which are of a normal recurring nature, which are necessary for a fair presentation of the results for the interim periods. These interim results are not necessarily indicative of results for a full year.

Certain information and footnote disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principles in the United States (“GAAP”) have been condensed or omitted in this Form 10-Q pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). These condensed consolidated financial statements should be read in connection with the consolidated financial statements and notes thereto included in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2017.

LRLP, a Delaware limited partnership, was formed by its general partner, Legacy Reserves GP, LLC (“LRGPLLC”), on October 26, 2005 to own and operate oil and natural gas properties. LRGPLLC is a Delaware limited liability company formed on October 26, 2005, and owns an approximate 0.02% general partner interest in LRLP.

Significant information regarding rights of unitholders includes the following:

•	Right to receive, within 45 days after the end of each quarter, distributions of available cash, if distributions are declared.

•	No limited partner shall have any management power over LRLP’s business and affairs; the general partner shall conduct, direct and manage LRLP’s activities.

•

The general partner may be removed if such removal is approved by the unitholders holding at least 66 2/3 percent of the outstanding units, including units held by LRGPLLC and its affiliates, provided that a unit majority has elected a successor general partner.

•	Right to receive information reasonably required for tax reporting purposes within 90 days after the close of the calendar year.

In the event of liquidation, after making required payments to Legacy’s preferred unitholders, all property and cash in excess of that required to discharge all liabilities will be distributed to the unitholders and LRGPLLC in proportion to their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of Legacy’s assets in liquidation.

Legacy owns and operates oil and natural gas producing properties located primarily in the Permian Basin (West Texas and Southeast New Mexico), East Texas, Rocky Mountain and Mid-Continent regions of the United States.

(b) Recent Developments

On March 26, 2018, the Partnership announced its intent to consummate a transaction that would result in the Partnership and LRGPLLC becoming subsidiaries of a newly formed Delaware corporation, Legacy Reserves Inc. (“New Legacy”), and the Partnership’s unitholders and preferred unitholders becoming common stockholders of New Legacy (such Transaction referred to herein collectively as the “Corporate Reorganization”). Upon the consummation of the Corporate Reorganization:

•

New Legacy, which is currently a wholly owned subsidiary of LRGPLLC, will acquire all of the issued and outstanding limited liability company interests in LRGPLLC and will become the sole member of LRGPLLC; and

•

the Partnership will merge with Legacy Reserves Merger Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of New Legacy, with the Partnership continuing as the surviving entity and as a subsidiary of New Legacy (the “Merger”), the limited partner interests of the Partnership other than the incentive distribution units in the Partnership being exchanged for New Legacy common stock and the general partner interest remaining outstanding.

Legacy’s Revolving Credit Agreement is classified as a long-term liability as of March 31, 2018; however, it became a current liability as of April 1, 2018 as the credit facility matures on April 1, 2019. Legacy expects to refinance or extend the maturity of this obligation prior to its expiration date and Legacy believes that the consummation of the Corporate Reorganization will improve its ability to do so; however, there is no assurance that Legacy will be able to execute this refinancing or extension or, if Legacy is able to refinance or extend this obligation, that the terms of such refinancing or extension would be as favorable as the terms of Legacy’s existing Revolving Credit Agreement. If the Corporate Reorganization is not consummated, Legacy believes its ability to refinance or extend the maturity of the Revolving Credit Agreement will be limited. Legacy anticipates that the Corporate Reorganization will close in late September 2018, but there is no assurance of any timing, if at all.

(c) Accrued Oil and Natural Gas Liabilities

Below are the components of accrued oil and natural gas liabilities as of March 31, 2018 and December 31, 2017:

	March 31, 2018	December 31, 2017
	(In thousands)
Revenue payable to joint interest owners	$21,052	$18,510
Accrued lease operating expense	17,693	18,179
Accrued capital expenditures	20,695	33,198
Accrued ad valorem tax	7,249	5,807
Other	5,913	5,624

	$72,602	$81,318

(d) Restricted Cash

Restricted cash on our Consolidated Balance Sheet as of March 31, 2018 and December 31, 2017 is $3.2 million and $3.2 million, respectively, in the “Prepaid expenses and other current assets” line. The restricted cash amounts represent various deposits to secure the performance of contracts, surety bonds and other obligations incurred in the ordinary course of business. Legacy adopted Accounting Standards Update (“ASU”) No. 2016-18, “Restricted Cash” as of January 1, 2018.

(e) Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, “Leases” (“ASU 2016-02”). ASU 2016-02 establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the consolidated financial statements, with certain practical expedients available. Legacy is currently evaluating the impact of its pending adoption of ASU 2016-02 on our consolidated financial statements.

(2)	Long-Term Debt

Long-term debt consists of the following as of March 31, 2018 and December 31, 2017:

	March 31, 2018	December 31, 2017
	(In thousands)
Credit Facility due 2019	$518,000	$499,000
Second Lien Term Loans due 2020	338,626	205,000
8% Senior Notes due 2020	232,989	232,989
6.625% Senior Notes due 2021	245,579	432,656

	1,335,194	1,369,645
Unamortized discount on Second Lien Term Loans and Senior Notes	(12,946)	(13,101)
Unamortized debt issuance costs	(25,295)	(9,775)

Total Long-Term Debt, net	$1,296,953	$1,346,769

Credit Facility

On April 1, 2014, Legacy entered into a five-year $1.5 billion secured revolving credit facility with Wells Fargo Bank, National Association, as administrative agent, Compass Bank, as syndication agent, UBS Securities LLC and U.S. Bank National Association, as co-documentation agents and the lenders party thereto (as amended, the “Current Credit Agreement”). Borrowings under the Current Credit Agreement mature on April 1, 2019. Legacy’s obligations under the Current Credit Agreement are secured by mortgages on over 95% of the total value of its oil and natural gas properties as well as a pledge of all of its ownership interests in its operating subsidiaries. The amount available for borrowing at any one time is limited to the borrowing base and contains a $2 million sub-limit for letters of credit. The borrowing base was reaffirmed at $575 million as part of the spring 2018 redetermination. The borrowing base is subject to semi-annual redeterminations on or about April 1 and October 1 of each year with the next redetermination scheduled for October 2018. Additionally, either Legacy or the lenders may, once during each calendar year, elect to redetermine the borrowing base between scheduled redeterminations. Legacy also has the right, once during each calendar year, to request the redetermination of the borrowing base upon the proposed acquisition of certain oil and natural gas properties where the purchase price is greater than 10% of the borrowing base then in effect. Any increase in the borrowing base requires the consent of all the lenders and any decrease in or maintenance of the borrowing base must be approved by the lenders holding at least 66-2/3% of the outstanding aggregate principal amounts of the loans or participation interests in letters of credit issued under the Current Credit Agreement. If the requisite lenders do not agree on an increase or decrease, then the borrowing base will be the highest borrowing base acceptable to the lenders holding 66-2/3% of the outstanding aggregate principal amounts of the loans or participation interests in letters of credit issued under the Current Credit Agreement so long as it does not increase the borrowing base then in effect. The Current Credit Agreement contains a covenant that prohibits Legacy from paying distributions to its limited partners, including holders of its preferred units, if (i) Total Debt to EBITDA for the four fiscal quarters ending on the last day of the fiscal quarter immediately preceding the date of determination for which financial statements are available is greater than 4.00 to 1.00 or (ii) Legacy has unused lender commitments of not less than 15% of the total lender commitments then in effect.

The Current Credit Agreement also contains covenants that, among other things, require us to maintain specified ratios or conditions as follows:

•

as of any day, first lien debt to EBITDA for the four fiscal quarters ending on the last day of the fiscal quarter immediately preceding the date of determination for which financial statements are available to not be greater than 2.50 to 1.00;

•

as of the last day of any fiscal quarter, secured debt to EBITDA as of the last day of any fiscal quarter for the four fiscal quarters then ending of not more than 4.5 to 1.0, beginning with the fiscal quarter ending on December 31, 2018;

•	as of the last day of any fiscal quarter, total EBITDA over the last four quarters to total interest expense over the last four quarters to be greater than 2.0 to 1.0;

•

consolidated current assets, as of the last day of the most recent quarter and including the unused amount of the total commitments, to consolidated current liabilities as of the last day of the most recent quarter of not less than 1.0 to 1.0, excluding non-cash assets and liabilities under FASB Accounting Standards Codification 815, which includes the current portion of oil, natural gas and interest rate derivatives; and

•

as of the last day of any fiscal quarter, the ratio of (a) the sum of (i) the net present value using NYMEX forward pricing, discounted at 10 percent per annum, of Legacy’s proved developed producing oil and gas properties as reflected in the most recent reserve report delivered either July 1 or December 31 of each year, as the case may be (giving pro forma effect to material acquisitions or dispositions since the date of such reports) (“PDP PV-10”), (ii) the net mark to market value of Legacy’s swap agreements and (iii) Legacy’s cash and cash equivalents, in each case as of such date to (b) Secured Debt as of such day to be equal to or less than 1.00 to 1.00.

On March 23, 2018, the Partnership entered into an amendment to the Current Credit Agreement (the “Current Credit Agreement Amendment”). The Current Credit Agreement Amendment, subject to certain conditions, among which is the consummation of the Corporate Reorganization, amends certain provisions set forth in the Current Credit Agreement to, among other items:

•	permit the Corporate Reorganization and modify certain provisions to reflect the new corporate structure;

•	provide that New Legacy and the General Partner will guarantee the debt outstanding under the Current Credit Agreement;

•

provide that the Partnership may make unlimited restricted payments, subject to no default or event of default, pro forma availability under the Current Credit Agreement of at least 20%, and pro forma total leverage of not more than 3.00 to 1.00, as well as to pay taxes and ordinary course overhead expenses of New Legacy;

•	waive any “Change in Control” (as defined in the Current Credit Agreement) triggered by the Corporate Reorganization; and

•

permit redemptions of the 2020 Senior Notes, 2021 Senior Notes and loans under the Second Lien Term Loan Credit Agreement (as defined below) with the cash proceeds from the sale of equity interests (or exchanges for equity interests) of New Legacy.

All capitalized terms not defined in the foregoing description have the meaning assigned to them in the Current Credit Agreement Amendment.

As of March 31, 2018, Legacy was in compliance with all financial and other covenants of the Current Credit Agreement. Depending on future oil and natural gas prices, Legacy could breach certain financial covenants under its Current Credit Agreement, which would constitute a default under its Current Credit Agreement. Such default, if not remedied, would require a waiver from Legacy’s lenders in order for it to avoid an event of default and, subject to certain limitations, subsequent acceleration of all amounts outstanding under its Current Credit Agreement and potential foreclosure on its oil and natural gas properties. If the lenders under Legacy’s Current Credit Agreement were to accelerate the indebtedness under its Current Credit Agreement as a result of a default, such acceleration could cause a cross-default of all of its other outstanding indebtedness, including its Second Lien Term Loans (as defined below), its 8% Senior Notes due 2020 (the “2020 Senior Notes”) and its 6.625% Senior Notes due 2021 (the “2021 Senior Notes” and, together with the 2020 Senior Notes, the “Senior Notes”), and permit the holders of such indebtedness to accelerate the maturities of such indebtedness. While no assurances can be made that, in the event of a covenant breach, such a waiver will be granted, Legacy believes the long-term global outlook for commodity prices and its efforts to date will be viewed positively by its lenders. The Current Credit Agreement contains a covenant that currently prohibits us from paying distributions to our limited partners, including holders of our preferred units.

As of March 31, 2018, Legacy had approximately $518.0 million drawn under the Current Credit Agreement at a weighted-average interest rate of 4.68%, leaving approximately $56.2 million of availability under the Current Credit Agreement. For the three-month period ended March 31, 2018, Legacy paid in cash $6.2 million of interest expense on the Current Credit Agreement.

Second Lien Term Loan Credit Agreement

On October 25, 2016, Legacy entered into a Term Loan Credit Agreement (as amended, the “Second Lien Term Loan Credit Agreement”) among Legacy, as borrower, Cortland Capital Market Services LLC, as administrative agent and second lien collateral agent, and the lenders party thereto, providing for term loans up to an aggregate principal amount of $300.0 million (the “Second Lien Term Loans”). The Second Lien Term Loans under the Second Lien Term Loan Credit Agreement are issued with an upfront fee of 2% and bear interest at a rate of 12.00% per annum payable quarterly in cash or, prior to the 18 month anniversary of the Second Lien Term Loan Credit Agreement, Legacy may elect to pay in kind up to 50% of the interest payable. GSO Capital Partners L.P. (“GSO”) and certain funds and accounts managed, advised or sub-advised, by GSO are the initial lenders thereunder. The Second Lien Term Loan Credit Agreement matures on August 31, 2021; provided that, if on July 1, 2020, Legacy has greater than or equal to a face amount of $15.0 million of Senior Notes that were outstanding on the date the Term Loan Credit Agreement was entered into or any other senior notes with a maturity date that is earlier than August 31, 2021, the Term Loan Credit Agreement will mature on August 1, 2020. The Second Lien Term Loans are secured on a second lien priority basis by the same collateral that secures Legacy’s Current Credit Agreement and are unconditionally guaranteed on a joint and several basis by the same wholly owned subsidiaries of Legacy that are guarantors under the Current Credit Agreement. As of March 31, 2018, Legacy had approximately $338.6 million drawn under the Second Lien Term Loan Credit Agreement. On December 31, 2017, Legacy entered into the Third Amendment to the Second Lien Term Loan Credit Agreement (the “Third Amendment”) among Legacy, as borrower, Cortland Capital Market Services LLC, as administrative agent and second lien collateral agent, and the lenders party thereto, including GSO and certain funds and accounts managed, advised or sub-advised by GSO, which, among other things, increased the maximum amount available for borrowing under the Second Lien Term Loans to $400.0 million, extended the availability of undrawn principal ($61.4 million of availability as of March 31, 2018) to October 25, 2019 and relaxed the asset coverage ratio to 0.85 to 1.00 until the fiscal quarter ended December 31, 2018. The Third Amendment became effective on January 5, 2018. The Second Lien Term Loan Credit Agreement contains a covenant that prohibits Legacy from paying distributions to its limited partners, including holders of its preferred units, if (i) Total Debt to EBITDA for the four fiscal quarters ending on the last day of the fiscal quarter immediately preceding the date of determination for which financial statements are available is greater than 4.00 to 1.00 or (ii) Legacy has unused lender commitments of not less than 15% of the total lender commitments then in effect.

The Second Lien Term Loan Credit Agreement also contains covenants that, among other things, requires Legacy to:

•

not permit, as of the last day of any fiscal quarter, the ratio of the sum of (i) the net present value using NYMEX forward pricing of Legacy’s PDP PV-10, (ii) the net mark to market value of Legacy’s swap agreements and (iii) Legacy’s cash and cash equivalents to Secured Debt to be less than 0.85 to 1.00 until the fiscal quarter ended December 31, 2018 and 1.00 to 1.00 thereafter; and

•

not permit, as of the last day of any fiscal quarter beginning with the fiscal quarter ending December 31, 2018, Legacy’s ratio of Secured Debt as of such day to EBITDA for the four fiscal quarters then ending to be greater than 4.50 to 1.00.

On March 23, 2018, the Partnership entered into the Fourth Amendment to the Second Lien Term Loan Credit Agreement (the “Term Loan Amendment”). The Term Loan Amendment, subject to certain conditions, among which is the consummation of the Corporate Reorganization, amends certain provisions set forth in the Second Lien Term Loan Credit Agreement to, among other items:

•	permit the Corporate Reorganization and modify certain provisions to reflect the new corporate structure;

•	provide that New Legacy and the General Partner will guarantee the debt outstanding under the Second Lien Term Loan Credit Agreement;

•

provide that the Partnership may make unlimited restricted payments, subject to no default or event of default, pro forma availability under the Second Lien Term Loan Credit Agreement of at least 20%, and pro forma total leverage of not more than 3.00 to 1.00, as well as to pay taxes and ordinary course overhead expenses of New Legacy;

•	waive any “Change in Control” (as defined in the Second Lien Term Loan Credit Agreement) triggered by the Corporate Reorganization;

•

waive any requirement to prepay the Term Loans using the Partnership’s Free Cash Flow or limit Capital Expenditures (each as defined in the Second Lien Term Loan Credit Agreement) prior to March 31, 2019; and

•	permit redemptions of the 2020 Senior Notes and the 2021 Senior Notes with the cash proceeds from the sale of equity interests (or exchanges for equity interests) of New Legacy.

All capitalized terms used but not defined in the foregoing description have the meaning assigned to them in the Second Lien Term Loan Credit Agreement.

In connection with the Second Lien Term Loan Credit Agreement, a customary intercreditor agreement was entered into by Wells Fargo Bank National Association, as priority lien agent, and Cortland Capital Markets Services LLC, as junior lien agent, and acknowledged and accepted by Legacy and the subsidiary guarantors.

As of March 31, 2018, Legacy was in compliance with all financial and other covenants of the Second Lien Term Loan Credit Agreement.

8% Senior Notes Due 2020 (“2020 Senior Notes”)

On December 4, 2012, Legacy and its 100% owned subsidiary Legacy Reserves Finance Corporation completed a private placement offering to eligible purchasers of an aggregate principal amount of $300 million of its 2020 Senior Notes, which were subsequently registered through a public exchange offer that closed on January 8, 2014. The 2020 Senior Notes were issued at 97.848% of par.

Legacy has the option to redeem the 2020 Senior Notes, in whole or in part, at any time at the specified redemption prices set forth below together with any accrued and unpaid interest, if any, to the date of redemption if redeemed during the twelve-month period beginning on December 1 of the years indicated below.

Year	Percentage
2017	102.000%
2018 and thereafter	100.000%

Legacy may be required to offer to repurchase the 2020 Senior Notes at a purchase price of 101% of the principal amount, plus accrued and unpaid interest, if any, to the redemption date, in the event of a change of control as defined by the indenture as supplemented. Legacy’s and Legacy Reserves Finance Corporation’s obligations under the 2020 Senior Notes are guaranteed by its 100% owned subsidiaries Legacy Reserves Operating GP LLC, Legacy Reserves Operating LP and Legacy Reserves Services, Inc., Legacy Reserves Energy Services LLC, Dew Gathering LLC and Pinnacle Gas Treating LLC, which constitute all of Legacy’s wholly-owned subsidiaries other than Legacy Reserves Finance Corporation. In the future, the guarantees may be released or terminated under the following circumstances: (i) in connection with any sale or other disposition of all or substantially all of the properties of the guarantor; (ii) in connection with any sale or other disposition of sufficient capital stock of the guarantor so that it no longer qualifies as our Restricted Subsidiary (as defined in the indenture); (iii) if designated to be an unrestricted subsidiary; (iv) upon legal defeasance, covenant defeasance or satisfaction and discharge of the indenture; (v) upon the liquidation or dissolution of the guarantor provided no default or event of default has occurred or is occurring; (vi) at such time the guarantor does not have outstanding guarantees of its, or any other guarantor’s, other, debt; or (vii) upon merging into, or transferring all of its properties to Legacy or another guarantor and ceasing to exist. Refer to “—Footnote 12—Subsidiary Guarantors” for further details on Legacy’s guarantors.

The indenture governing the 2020 Senior Notes limits Legacy’s ability and the ability of certain of its subsidiaries to (i) sell assets; (ii) pay distributions on, repurchase or redeem equity interests or purchase or redeem Legacy’s subordinated debt, provided that such subsidiaries may pay dividends to the holders of their equity interests (including Legacy) and Legacy may pay distributions to the holders of its equity interests subject to the absence of certain defaults, the satisfaction of a fixed charge coverage ratio test and so long as the amount of such distributions does not exceed the sum of available cash (as defined in the partnership agreement) at Legacy, net proceeds from the sales of certain securities and return of or reductions to capital from restricted investments; (iii) make certain investments; (iv) incur or guarantee additional indebtedness or issue preferred units; (v) create or incur certain liens; (vi) enter into agreements that restrict distributions or other payments from certain of its subsidiaries to Legacy; (vii) consolidate, merge or transfer all or substantially all of Legacy’s assets; (viii) engage in certain transactions with affiliates; (ix) create unrestricted subsidiaries; and (x) engage in certain business activities. These covenants are subject to a number of important exceptions and qualifications. If at any time when the 2020 Senior Notes are rated investment grade by each of Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Services and no Default (as defined in the indenture) has occurred and is continuing, many of such covenants will terminate and Legacy and its subsidiaries will cease to be subject to such covenants. The indenture also includes customary events of default. The Partnership is in compliance with all financial and other covenants of the 2020 Senior Notes. However, if the lenders under Legacy’s Current Credit Agreement were to accelerate the indebtedness under Legacy’s Current Credit Agreement as a result of a default, such acceleration could cause a cross-default of all of the 2020 Senior Notes and permit the holders of such notes to accelerate the maturities of such indebtedness.

Interest is payable on June 1 and December 1 of each year.

During the fiscal year ended December 31, 2016, Legacy repurchased a face amount of $52.0 million of its 2020 Senior Notes on the open market.

On June 1, 2016, Legacy exchanged 2,719,124 units representing limited partner interests in the Partnership for $15.0 million of face amount of its outstanding 2020 Senior Notes.

See “—Footnote 13—Subsequent Events” for further discussion of the 2020 Senior Notes.

6.625% Senior Notes Due 2021 (“2021 Senior Notes”)

On May 28, 2013, Legacy and its 100% owned subsidiary Legacy Reserves Finance Corporation completed a private placement offering to eligible purchasers of an aggregate principal amount of $250 million of its 2021 Senior Notes, which were subsequently registered through a public exchange offer that closed on March 18, 2014. The 2021 Senior Notes were issued at 98.405% of par.

On May 13, 2014, Legacy and its 100% owned subsidiary Legacy Reserves Finance Corporation completed a private placement offering to eligible purchasers of an aggregate principal amount of an additional $300 million of the 2021 Senior Notes, which were subsequently registered through a public exchange offer that closed on February 10, 2015. These 2021 Senior Notes were issued at 99.0% of par.

The terms of the 2021 Senior Notes, including details related to Legacy’s guarantors, are substantially identical to the terms of the 2020 Senior Notes with the exception of the interest rate and redemption provisions noted below. Legacy will have the option to redeem the 2021 Senior Notes, in whole or in part, at the specified redemption prices set forth below together with any accrued and unpaid interest, if any, to the date of redemption if redeemed during the twelve-month period beginning on June 1 of the years indicated below.

Year	Percentage
2017	103.313%
2018	101.656%
2019 and thereafter	100.000%

Legacy may be required to offer to repurchase the 2021 Senior Notes at a purchase price of 101% of the principal amount, plus accrued and unpaid interest, if any, to the redemption date, in the event of a change of control as defined by the indenture, as supplemented. The Partnership is in compliance with all financial and other covenants of the 2021 Senior Notes. However, if the lenders under Legacy’s Current Credit Agreement were to accelerate the indebtedness under Legacy’s Current Credit Agreement as a result of a default, such acceleration could cause a cross-default of all of the 2021 Senior Notes and permit the holders of such notes to accelerate the maturities of such indebtedness.

Interest is payable on June 1 and December 1 of each year.

During the fiscal year ended December 31, 2016, Legacy repurchased a face amount of $117.3 million of its 2021 Senior Notes on the open market.

On December 31, 2017, Legacy entered into a definitive agreement with certain funds managed by Fir Tree Partners (“Fir Tree”) pursuant to which Legacy acquired $187.0 million of the 6.625% Notes for a price of approximately $132 million inclusive of accrued but unpaid interest with a settlement date of January 5, 2018. Legacy treated these repurchases for accounting purposes as an extinguishment of debt. Accordingly, Legacy recognized a gain of $51.7 million for the difference between (1) the face amount of the 2021 Senior Notes repurchased net of the unamortized portion of both the original issuer’s discount and issuance costs and (2) the repurchase price.

See “—Footnote 13—Subsequent Events” for further discussion of the 2021 Senior Notes.

(3)	Impact of ASC 606 Adoption

On January 1, 2018, Legacy adopted ASU No. 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09”) using the modified retrospective method of transition applied to all contracts. ASU 2014-09 created ASC 606 - Revenue from Contracts with Customers (“ASC 606”), which supersedes nearly all existing revenue recognition guidance under U.S. GAAP and includes a five step process to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services.

The impact of adoption on Legacy’s current period results is as follows (in thousands):

	Three Months Ended March 31, 2018
	Under ASC 606	Under ASC 605	Change
	(In thousands)
Revenues:
Oil Sales	$93,411	$93,443	$(32)
Natural gas liquids (NGL) sales	7,396	7,545	(149)
Natural gas sales	36,672	38,133	(1,461)

	$137,479	$139,121	$(1,642)
Costs and expenses:
Oil and natural gas production	$47,967	$49,609	$(1,642)
Net income	$64,382	$64,382	$—
Partners’ deficit, as of January 1, 2018	$(271,687)	$(271,687)	$—

The change to oil sales and a related change to oil production expense are due to the conclusion that Legacy transfers control of oil production to purchasers at or near the wellhead. As such, certain transportation expenses that are deducted from the sales price Legacy receives from the purchaser are presented net in revenue in accordance with ASC 606. This represents a change from Legacy’s prior practice under ASC 605 of presenting those transportation costs gross as an oil and natural gas production expense.

The change to natural gas and NGL sales and the related change to natural gas production expense are due to the conclusion that Legacy represents an agent in certain gas processing agreements with midstream entities in accordance with the control model in ASC 606. This represents a change from Legacy’s previous conclusion utilizing the principal versus agent indicators under ASC 605 that Legacy acted as the principal in those arrangements. As a result, Legacy is required to present certain gathering and processing expenses net in natural gas and NGL sales under ASC 606.

(4)	Revenue from Contracts with Customers

Oil, NGL and natural gas sales revenues are generally recognized at the point in time that control of the product is transferred to the customer and collectability is reasonably assured. This generally occurs when oil or natural gas has been delivered to a pipeline or a tank lifting has occurred. A more detailed summary of the sale of each product type is included below.

Oil Sales

Legacy’s oil sales contracts are generally structured such that Legacy sells its oil production to the purchaser at a contractually specified delivery point at or near the wellhead. The crude oil production is priced on the delivery date based upon prevailing index prices less certain deductions related to oil quality and physical location. Legacy recognizes revenue when control transfers to the purchaser upon delivery at the net price received from purchaser.

NGL and Natural Gas Sales

Under Legacy’s gas processing contracts, Legacy delivers wet gas to a midstream processing entity at the wellhead or the inlet of the midstream processing entity’s system. The midstream processing entity processes the natural gas and remits proceeds to Legacy for the resulting sales of NGLs and residue gas. In these scenarios, Legacy evaluates whether it is the principal or the agent in the transaction. In virtually all of Legacy’s gas processing contracts, Legacy has concluded that it is the agent, and the midstream processing entity is Legacy’s customer. Accordingly, Legacy recognizes revenue upon delivery based on the net amount of the proceeds received from the midstream processing entity. Proceeds are generally tied to the prevailing index prices for residue gas and NGLs less deductions for gathering, processing, transportation and other expenses.

Under Legacy’s dry gas sales that do not require processing, Legacy sells its natural gas production to third party purchasers at a contractually specified delivery point at or near the wellhead. Pricing provisions are tied to a market index, with certain deductions based on, among other factors, whether a well delivers to a gathering or transmission line, quality of natural gas, and prevailing supply and demand conditions, so that the price of the natural gas fluctuates to remain competitive with other available natural gas supplies. Legacy recognizes revenue upon delivery of the natural gas to third party purchasers based on the relevant index price net of deductions.

Imbalances

Natural gas imbalances occur when Legacy sells more or less than its entitled ownership percentage of total natural gas production. Any amount received in excess of its share is treated as a liability. If Legacy receives less than its entitled share, the underproduction is recorded as a receivable. Legacy did not have any significant natural gas imbalance positions as of December 31, 2017 and 2016.

Disaggregation of Revenue

Legacy has identified three material revenue streams in its business: oil sales, NGL sales, and natural gas sales. Revenue attributable to each of Legacy’s identified revenue streams is disaggregated in the table below.

Three Months Ended March 31,
2018
(In thousands)
Revenues:
Oil sales	$93,411
Natural gas liquids (NGL) sales	7,396
Natural gas sales	36,672

Total revenues	$137,479

Significant Judgments

Principal versus agent

Legacy engages in various types of transactions in which midstream entities process its gas and subsequently market resulting NGLs and residue gas to third-party customers on Legacy’s behalf, such as Legacy’s percentage-of-proceeds and gas purchase contracts. These types of transactions require judgment to determine whether Legacy is the principal or the agent in the contract and, as a result, whether revenues are recorded gross or net.

Transaction price allocated to remaining performance obligations

A significant number of Legacy’s product sales are short-term in nature with a contract term of one year or less. For those contracts, Legacy has utilized the practical expedient in ASC 606 that exempts it from disclosure of the transaction price allocated to remaining performance obligations if the performance obligation is part of a contract that has an original expected duration of one year or less.

For Legacy’s product sales that have a contract term greater than one year, Legacy has utilized the practical expedient in ASC 606 that states that it is not required to disclose the transaction price allocated to remaining performance obligations if the variable consideration is allocated entirely to a wholly unsatisfied performance obligation. Under these sales contracts, each unit of product represents a separate performance obligation; therefore future volumes are wholly unsatisfied and disclosure of the transaction price allocated to remaining performance obligations is not required.

Contract balances

Under Legacy’s product sales contracts, it is entitled to payment from purchasers once its performance obligations have been satisfied upon delivery of the product, at which point payment is unconditional, and record invoiced amounts as “Accounts receivable - oil and natural gas” in its consolidated balance sheet.

To the extent actual volumes and prices of oil and natural gas are unavailable for a given reporting period because of timing or information not received from third parties, the expected sales volumes and prices for those properties are estimated and also recorded as “Accounts receivable - oil and natural gas” in the accompanying consolidated balance sheets. In this scenario, payment is also unconditional, as Legacy has satisfied its performance obligations through delivery of the relevant product. As a result, Legacy has concluded that its product sales do not give rise to contract assets or liabilities under ASC 606.

Prior-period performance obligations

Legacy records revenue in the month production is delivered to the purchaser. However, settlement statements for certain oil, natural gas and NGL sales may not be received for 30 to 60 days after the date production is delivered, and as a result, Legacy is required to estimate the amount of production that was delivered to the midstream purchaser and the price that will be received for the sale of the product. Additionally, to the extent actual volumes and prices of oil are unavailable for a given reporting period because of timing or information not received from third party purchasers, the expected sales volumes and prices for those barrels of oil are also estimated.

Legacy records the differences between its estimates and the actual amounts received for product sales in the month that payment is received from the purchaser. Legacy has existing internal controls in place for its estimation process, and any identified differences between its revenue estimates and actual revenue received historically have not been significant. For the three months ended March 31, 2018, revenue recognized in the reporting period related to performance obligations satisfied in prior reporting periods was not material.

(5)	Asset Acquisition and Dispositions

On August 1, 2017, Legacy made a payment in the amount of $141 million (the “Acceleration Payment”) in connection with its First Amended and Restated Development Agreement (the “Restated Agreement”) with Jupiter JV, LP (“Jupiter”). The Acceleration Payment caused the reversion to Legacy of additional working interests in all wells and associated personal property and infrastructure (collectively, the “Wells”) and all undeveloped assets subject to the Restated Agreement. The transaction was accounted for as an asset acquisition in accordance with ASU 2017-01. Therefore, the acquired interests were recorded based upon the cash consideration paid, with all value assigned to proved oil and natural gas properties.

During the three months ended March 31, 2018, Legacy divested certain individually immaterial oil and natural gas assets for net cash proceeds of $27.1 million. These dispositions were treated as asset sales and resulted in a gain on disposition of assets of $20.4 million during the period.

(6)	Commitments and Contingencies

On March 28, 2018, a purported holder of the Partnership’s Preferred Units filed a putative class action challenging the Merger against the Partnership, LRGPLLC and New Legacy (the “Doppelt Action”). The Doppelt Action contains two causes of action challenging the Merger, including breach of the Fifth Amended and Restated Agreement of Limited Partnership of the Partnership (the “Partnership Agreement”) and breach of the implied covenant of good faith and fair dealing. The plaintiff in the Doppelt Action seeks injunctive relief prohibiting consummation of the Merger or, in the event the Merger is consummated, rescission or rescissory damages, as well as reasonable attorneys’ and experts’ fees and expenses. Additionally, on April 4, 2018, a motion to expedite was filed in connection with the Doppelt Action, by which the plaintiff sought a hearing on a motion for a preliminary injunction prior to the close of the Merger and requested that the court set an expedited discovery schedule prior to any such hearing. The plaintiff in the Doppelt Action also filed a lawsuit against the Partnership and the Partnership GP in 2017 for breach of the Partnership Agreement based on the treatment of the accrued but unpaid preferred distributions as “guaranteed payments” for tax purposes. A second putative class action lawsuit challenging the Merger was filed on April 3, 2018 against the Partnership, the LRGPLLC and New Legacy (the “Chammah Ventures Action”). The Chammah Ventures Action contains the same causes of action and that plaintiff seeks substantially the same relief as the plaintiff in the Doppelt Action. On April 13, 2018, the Court issued an order consolidating the Doppelt and Chammah actions and appointing Plaintiff Doppelt as lead plaintiff and his counsel as lead counsel for the putative class action. On April 13, 2018, the Court also granted the motion to expedite the consolidated action. On April 23, 2018 Plaintiff Doppelt filed an Amended Complaint, adding an additional count for breach of the Partnership Agreement. A hearing on Plaintiff’s motion for a preliminary injunction and Legacy’s motion to dismiss has been set for June 4, 2018.

The Partnership cannot predict the outcome of these or any other lawsuits that might be filed subsequent to the date of the filing of this quarterly report, nor can the Partnership predict the amount of time and expense that will be required to resolve such litigation. The Partnership believes the lawsuits are without merit and intends to vigorously defend against the lawsuits.

Legacy is also, from time to time, involved in litigation and claims arising out of its operations in the normal course of business. Management does not believe that it is probable that the outcome of these actions will have a material adverse effect on Legacy’s consolidated financial position, results of operations or cash flow, although the ultimate outcome and impact of such legal proceedings on Legacy cannot be predicted with certainty.

Legacy is subject to numerous laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. To the extent laws are enacted or other governmental action is taken that restricts drilling or imposes environmental protection requirements that result in increased costs to the oil and natural gas industry in general, the business and prospects of Legacy could be adversely affected.

Legacy has employment agreements and retention bonus agreements with its officers and certain other employees. The employment agreements with its officers specify that if the officer is terminated by Legacy for other than cause or following a change in control, the officer shall receive severance pay ranging from 24 to 36 months salary plus bonus and COBRA benefits, respectively. The retention bonus agreements provide for fixed bonus amounts to be paid to employees contingent upon various criteria including their continuous employment or a change in control.

(7)	Fair Value Measurements

Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are classified and disclosed in one of the following categories:

Level 1:	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Legacy considers active markets as those in which transactions for the assets or liabilities occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:	Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability. This category includes those derivative instruments that Legacy values using observable market data. Substantially all of these inputs are observable in the marketplace throughout the term of the derivative instrument, can be derived from observable data, or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category include non-exchange traded derivatives such as over-the-counter commodity price swaps and collars and interest rate swaps as well as long-term incentive plan liabilities calculated using the Black-Scholes model to estimate the fair value as of the measurement date.

Level 3:	Measured based on prices or valuation models that require inputs that are both significant to the fair value measurement and less observable from objective sources (i.e. supported by little or no market activity). Legacy’s valuation models are primarily industry standard models that consider various inputs including: (a) quoted forward prices for commodities, (b) time value, and (c) current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Level 3 instruments currently are limited to Midland-Cushing crude oil differential swaps. Although Legacy utilizes third party broker quotes to assess the reasonableness of its prices and valuation techniques, Legacy does not have sufficient corroborating evidence to support classifying these assets and liabilities as Level 2.

Financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. Legacy’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.

Fair Value on a Recurring Basis

The following table sets forth by level within the fair value hierarchy Legacy’s financial assets and liabilities that were accounted for at fair value on a recurring basis as of March 31, 2018:

	Fair Value Measurements at March 31, 2018 Using:
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Carrying Value as of March 31, 2018
	(In thousands)
LTIP (a)	$—	$(14,007)	$—	$(14,007)
Oil and natural gas derivatives	—	(2,500)	9,909	7,409
Interest rate swaps	—	2,983	—	2,983

Total	$—	$(13,524)	$9,909	$(3,615)

(a)	See Note 11 for further discussion on unit-based compensation expenses and the related Long-Term Incentive Plan (“LTIP”) liability for certain grants accounted for under the liability method.

Legacy estimates the fair values of the swaps based on published forward commodity price curves for the underlying commodities as of the date of the estimate for those commodities for which published forward pricing is readily available. For those commodity derivatives for which forward commodity price curves are not readily available, Legacy estimates, with the assistance of third-party pricing experts, the forward curves as of the date of the estimate. Legacy validates the data provided by third parties by understanding the pricing models used, obtaining market values from other pricing sources, analyzing pricing data in certain situations and confirming, where applicable, that those securities trade in active markets. Legacy estimates the option value of puts and calls combined into hedges, including three-way collars and enhanced swaps, using an option pricing model which takes into account market volatility, market prices, contract parameters and discount rates based on published London interbank offered rates (“LIBOR”) and interest rate swaps. Due to the lack of an active market for periods beyond one-month from the balance sheet date for its oil price differential swaps, Legacy has reviewed historical differential prices and known economic influences to estimate a reasonable forward curve of future pricing scenarios based upon these factors. In order to estimate the fair value of our interest rate swaps, Legacy uses a yield curve based on money market rates and interest rate swaps, extrapolates a forecast of future interest rates, estimates each future cash flow, derives discount factors to value the fixed and floating rate cash flows of each swap, and then discounts to present value all known (fixed) and forecasted (floating) swap cash flows. Curve building and discounting techniques used to establish the theoretical market value of interest bearing securities are based on readily available money market rates and interest swap market data. The determination of the fair values above incorporates various factors including the impact of our non-performance risk and the credit standing of the counterparties involved in the Partnership’s derivative contracts. The risk of nonperformance by the Partnership’s counterparties is mitigated by the fact that most of our current counterparties (or their affiliates) are also current or former bank lenders under the Partnership’s revolving credit facility. In addition, Legacy routinely monitors the creditworthiness of its counterparties. As the factors described above are based on significant assumptions made by management, these assumptions are the most sensitive to change.

The following table sets forth a reconciliation of changes in the fair value of financial assets and liabilities classified as Level 3 in the fair value hierarchy:

	Significant Unobservable Inputs (Level 3)
	Three Months Ended March 31,
	2018	2017
	(In thousands)
Beginning balance	$(5,088)	$8
Total gains	14,060	1,239
Settlements, net	937	419

Ending balance	$9,909	$1,666

Gains included in earnings relating to derivatives still held as of March 31, 2018 and 2017	$13,939	$1,142

During periods of market disruption, including periods of volatile oil and natural gas prices, rapid credit contraction or illiquidity, it may be difficult to value certain of the Partnership’s derivative instruments if trading becomes less frequent and/or market data becomes less observable. There may be certain asset classes that were previously in active markets with observable data that become illiquid due to changes in the financial environment. In such cases, more derivative instruments may fall to Level 3 and thus require more subjectivity and management judgment. As such, valuations may include inputs and assumptions that are less observable or require greater estimation as well as valuation methods which are more sophisticated or require greater estimation thereby resulting in valuations with less certainty. Further, rapidly changing commodity and unprecedented credit and equity market conditions could materially impact the valuation of derivative instruments as reported within Legacy’s consolidated financial statements and the period-to-period changes in value could vary significantly. Decreases in value may have a material adverse effect on Legacy’s results of operations or financial condition.

Fair Value on a Non-Recurring Basis

Nonfinancial assets and liabilities measured at fair value on a non-recurring basis include certain nonfinancial assets and liabilities as may be acquired in a business combination and thereby measured at fair value; measurements of oil and natural gas property impairments; and the initial recognition of asset retirement obligations (“ARO”) for which fair value is used. These ARO estimates are derived from historical costs as well as management’s expectation of future cost environments. As there is no corroborating market activity to support the assumptions used, Legacy has designated these liabilities as Level 3. A reconciliation of the beginning and ending balances of Legacy’s asset retirement obligation is presented in Note 9.

The carrying amount of the revolving long-term debt of $518 million as of March 31, 2018 approximates fair value because Legacy’s current borrowing rate does not materially differ from market rates for similar bank borrowings. Legacy has classified the revolving long-term debt as a Level 2 item within the fair value hierarchy. The carrying amount of the second lien term loan debt under Legacy’s Second Lien Term Loan Credit Agreement approximates fair value because Legacy’s current borrowing rate does not materially differ from market rates for similar borrowings. Legacy has classified the Second Lien Term Loans as a Level 2 item within the fair value hierarchy. As of March 31, 2018, the fair values of the 2020 Senior Notes and the 2021 Senior Notes were $187.9 million and $186.3 million, respectively. As these valuations are based on unadjusted quoted prices in an active market, the fair values are classified as Level 1 items within the fair value hierarchy.

(8)	Derivative Financial Instruments

Commodity derivative transactions

Due to the volatility of oil and natural gas prices, Legacy periodically enters into price-risk management transactions (e.g., swaps, enhanced swaps or collars) for a portion of its oil and natural gas production to achieve a more predictable cash flow, as well as to reduce exposure from price fluctuations. While the use of these arrangements limits Legacy’s ability to benefit from increases in the prices of oil and natural gas, it also reduces Legacy’s potential exposure to adverse price movements. Legacy’s arrangements, to the extent it enters into any, apply to only a portion of its production, provide only partial price protection against declines in oil and natural gas prices and limit Legacy’s potential gains from future increases in prices. None of these instruments are used for trading or speculative purposes and required no upfront or deferred cash premium paid or payable to our counterparty.

All of these price risk management transactions are considered derivative instruments. These derivative instruments are intended to reduce Legacy’s price risk and may be considered hedges for economic purposes, but Legacy has chosen not to designate them as cash flow hedges for accounting purposes. Therefore, all derivative instruments are recorded on the balance sheet at fair value with changes in fair value being recorded in current period earnings.

By using derivative instruments to mitigate exposures to changes in commodity prices, Legacy exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes Legacy, which creates credit risk. Legacy minimizes the credit or repayment risk in derivative instruments by entering into transactions with high-quality counterparties, all of whom are current or former members of Legacy’s lending group.

The following table sets forth a reconciliation of the changes in fair value of Legacy’s commodity derivatives for the three months ended March 31, 2018 and 2017:

	Three Months Ended March 31,
	2018	2017
	(In thousands)
Beginning fair value of commodity derivatives	$6,318	$12,698
Total gain (loss) - oil derivatives	(742)	15,000
Total gain (loss) - natural gas derivatives	(962)	19,669
Crude oil derivative cash settlements paid (received)	4,894	(3,139)
Natural gas derivative cash settlements received	(2,099)	(1,097)

Ending fair value of commodity derivatives	$7,409	$43,131

Certain of our commodity derivatives and interest rate derivatives are presented on a net basis on the Consolidated Balance Sheets. The following table summarizes the gross fair values of our derivative instruments, presenting the impact of offsetting the derivative assets and liabilities on our Consolidated Balance Sheets as of the dates indicated below (in thousands):

	March 31, 2018
	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Consolidated Balance Sheets	Net Amounts Presented in the Consolidated Balance Sheets
		(In thousands)
Offsetting Derivative Assets:
Commodity derivatives	$38,737	$(12,536)	$26,201
Interest rate derivatives	2,983	—	2,983

Total derivative assets	$41,720	$(12,536)	$29,184

Offsetting Derivative Liabilities:
Commodity derivatives	$(31,328)	$12,536	$(18,792)

Total derivative liabilities	$(31,328)	$12,536	$(18,792)

	December 31, 2017
	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Consolidated Balance Sheets	Net Amounts Presented in the Consolidated Balance Sheets
		(In thousands)
Offsetting Derivative Assets:
Commodity derivatives	$34,070	$(8,664)	$25,406
Interest rate derivatives	2,118	(1)	2,117

Total derivative assets	$36,188	$(8,665)	$27,523

Offsetting Derivative Liabilities:
Commodity derivatives	$(27,752)	$8,664	$(19,088)
Interest rate derivatives	(1)	1	—

Total derivative liabilities	$(27,753)	$8,665	$(19,088)

As of March 31, 2018, Legacy had the following NYMEX West Texas Intermediate (“WTI”) crude oil swaps paying floating prices and receiving fixed prices for a portion of its future oil production as indicated below:

Time Period	Volumes (Bbls)	Average Price per Bbl	Price Range per Bbl
April-December 2018	2,282,500	$54.76	$51.20 - $63.68
2019	1,095,000	$57.67	$57.15 - $58.69

As of March 31, 2018, Legacy had the following Midland-to-Cushing crude oil differential swaps paying a floating differential and receiving a fixed differential for a portion of its future oil production as indicated below:

Time Period	Volumes (Bbls)	Average Price per Bbl	Price Range per Bbl
April-December 2018	3,025,000	$(1.13)	$(1.25) - $(0.80)
2019	730,000	$(1.15)	$(1.15)

As of March 31, 2018, Legacy had the following NYMEX WTI crude oil costless collars that combine a long put with a short call as indicated below:

Time Period	Volumes (Bbls)	Average Long Put Price per Bbl	Average Short Call Price per Bbl
April-December 2018	1,168,750	$47.06	$60.29

As of March 31, 2018, Legacy had the following NYMEX WTI crude oil enhanced swap contracts that combine a short put and long put with a fixed-price swap as indicated below:

Time Period	Volumes (Bbls)	Average Long Put Price per Bbl	Average Short Put Price per Bbl	Average Swap Price per Bbl
April-December 2018	96,250	$57.00	$82.00	$90.50

As of March 31, 2018, Legacy had the following NYMEX Henry Hub natural gas swaps paying floating natural gas prices and receiving fixed prices for a portion of its future natural gas production as indicated below:

Time Period	Volumes (MMBtu)	Average Price per MMBtu	Price Range per MMBtu
April-December 2018	27,200,000	$3.23	$3.04 - $3.39
2019	25,800,000	$3.36	$3.29 - $3.39

Interest rate derivative transactions

Due to the volatility of interest rates, Legacy periodically enters into interest rate risk management transactions in the form of interest rate swaps for a portion of its outstanding debt balance. These transactions allow Legacy to reduce exposure to interest rate fluctuations. While the use of these arrangements limits Legacy’s ability to benefit from decreases in interest rates, it also reduces Legacy’s potential exposure to increases in interest rates. Legacy’s arrangements, to the extent it enters into any, apply to only a portion of its outstanding debt balance, provide only partial protection against interest rate increases and limit Legacy’s potential savings from future interest rate declines. It is never management’s intention to hold or issue derivative instruments for speculative trading purposes. Conditions sometimes arise where actual borrowings are less than notional amounts hedged, which has, and could result in overhedged amounts.

Legacy accounts for these interest rate swaps at fair value and included in the consolidated balance sheet as assets or liabilities.

Legacy does not designate these derivatives as cash flow hedges, even though they reduce its exposure to changes in interest rates. Therefore, the mark-to-market of these instruments is recorded in current earnings as a component of interest expense. The total impact on interest expense from the mark-to-market and settlements was as follows:

	Three Months Ended March 31,
	2018	2017
	(In thousands)
Beginning fair value of interest rate swaps	$2,117	$183
Total gain on interest rate swaps	943	424
Cash settlements (received) paid	(77)	418

Ending fair value of interest rate swaps	$2,983	$1,025

The table below summarizes the interest rate swap position as of March 31, 2018:

Notional Amount	Weighted Average Fixed Rate	Effective Date	Maturity Date	Estimated Fair Value at March 31, 2018
(Dollars in thousands)
$235,000	1.363%	9/1/2015	9/1/2019	$2,983

(9)	Asset Retirement Obligation

AROs associated with the retirement of a tangible long-lived asset are recognized as a liability in the period in which it is incurred and becomes determinable. Under this method, when liabilities for dismantlement and abandonment costs, excluding salvage values, are initially recorded, the carrying amount of the related oil and natural gas properties is increased. The fair value of the ARO asset and liability is measured using expected future cash outflows discounted at Legacy’s credit-adjusted risk-free interest rate. Accretion of the liability is recognized each period using the interest method of allocation, and the capitalized cost is depleted over the useful life of the related asset.

The following table reflects the changes in the ARO during the three months ended March 31, 2018 and year ended December 31, 2017:

	March 31, 2018	December 31, 2017
	(In thousands)
Asset retirement obligation - beginning of period	$274,686	$272,148
Liabilities incurred with properties acquired	—	62
Liabilities incurred with properties drilled	—	39
Liabilities settled during the period	(358)	(1,891)
Liabilities associated with properties sold	(15,708)	(8,464)
Current period accretion	3,148	12,792

Asset retirement obligation - end of period	$261,768	$274,686

(10)	Partners’ Deficit

Preferred Units

As of March 31, 2018, 2,300,000 of Legacy’s 8% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (the “Series A Preferred Units”) were outstanding.

As of March 31, 2018, 7,200,000 of Legacy’s 8.00% Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (the “Series B Preferred Units” and, together with the Series A Preferred Units, the “Preferred Units”) were outstanding

Distributions on the Preferred Units are cumulative from the date of original issue and will be payable monthly in arrears on the 15th day of each month of each year, when, as and if declared by the board of directors of the Partnership’s general partner. Distributions on the Series A Preferred Units will be payable from, and including, the date of the original issuance to, but not including April 15, 2024 at an initial rate of 8.00% per annum of the stated liquidation preference. Distributions on the Series B Preferred Units will be payable from, and including, the date of the original issuance to, but not including June 15, 2024 at an initial rate of 8.00% per annum of the stated liquidation preference. Distributions accruing on and after April 15, 2024 for the Series A Preferred Units and June 15, 2024 for the Series B Preferred Units will accrue at an annual rate equal to the sum of (a) three-month LIBOR as calculated on each applicable date of determination and (b) 5.24% for Series A and 5.26% for Series B, based on the $25.00 liquidation preference per preferred unit.

At any time on or after April 15, 2019 or June 15, 2019, Legacy may redeem the Series A Preferred Units or Series B Preferred Units, respectively, in whole or in part at a redemption price of $25.00 per Preferred Unit plus an amount equal to all accumulated and unpaid distributions thereon through and including the date of redemption, whether or not declared. Legacy may also redeem the Preferred Units in the event of a Change of Control.

The Series A Preferred Units and the Series B Preferred Units trade on NASDAQ under the symbols “LGCYP” and “LGCYO,” respectively.

On January 21, 2016, Legacy announced that its general partner suspended monthly cash distributions for both its Series A Preferred Units and its Series B Preferred Units. As of March 31, 2018, $4.42 of distributions per unit were in arrears, representing a total cumulative arrearage of approximately $42.0 million.

Incentive Distribution Units

On June 4, 2014, Legacy issued 300,000 Incentive Distribution Units to WPX Energy Rocky Mountain, LLC (“WPX”) as part of Legacy’s purchase of a non-operated interest in oil and natural gas properties located in the Piceance Basin in Garfield County, Colorado. The Incentive Distribution Units issued to WPX include 100,000 Incentive Distribution Units that immediately vested along with the ability to vest in up to an additional 200,000 Incentive Distribution Units (the “Unvested IDUs”) in connection with any future asset sales or transactions completed with Legacy pursuant to the terms of the IDR Holders Agreement. Incentive Distribution Units that are not issued to WPX or other parties will remain in Legacy’s treasury for the benefit of all limited partners until such time as Legacy may make future issuances of Incentive Distribution Units.

The Incentive Distribution Units represent a right to incremental cash distributions from Legacy after certain target levels of distributions are paid to unitholders, which targets are set above the current levels of Legacy’s distributions to unitholders. As of June 4, 2017, all of the Unvested IDUs had been forfeited pursuant to their terms of issuance.

In addition, the vested and outstanding Incentive Distribution Units held by WPX may be converted by Legacy, subject to applicable conversion factors, into units on a one-for-one basis at any time when Legacy has made a distribution in respect of its units for each of the four full fiscal quarters prior to the delivery of its conversion notice, and the amount of the distribution in respect of the units for the full quarter immediately preceding delivery of its conversion notice was equal to at least $0.90 per unit; and the amount of all distributions during each quarter within the four-quarter period immediately preceding delivery of its conversion notice did not exceed the adjusted operating surplus, as defined in Legacy’s Partnership Agreement, for such quarter. Further, WPX also has the ability to similarly convert any of its vested Incentive Distribution Units beginning three years after June 4, 2014. WPX may not transfer any of the Incentive Distribution Units it holds to any person that is not a controlled affiliate of WPX.

Income per unit

The following table sets forth the computation of basic and diluted income per unit:

	Three Months Ended March 31,
	2018	2017
	(In thousands)
Net income	$64,382	$16,372
Distributions to preferred unitholders	(4,750)	(4,750)

Net income attributable to unitholders	$59,632	$11,622

Weighted average number of units outstanding - basic	76,350	72,103

Effect of dilutive securities:
Restricted and phantom units	307	—

Weighted average units and outstanding - diluted	76,657	72,103

Basic and diluted income per unit	$0.78	$0.16

For the three months ended March 31, 2018, 191,430 restricted units and 1,160,424 phantom units were excluded from the calculation of diluted income per unit due to their anti-dilutive effect. For the three months ended March 31, 2017, 473,647 restricted units and 1,389,773 phantom units were excluded from the calculation of diluted income per unit due to their anti-dilutive effect.

(11)	Unit-Based Compensation

Long-Term Incentive Plan

On March 15, 2006, the LTIP for Legacy was implemented for its employees, consultants and directors, its affiliates and its general partner. On June 12, 2015, the unitholders of Legacy approved an amendment to the LTIP to provide for an increase in the number of units available for issuance from 2,000,000 to 5,000,000. The awards under the LTIP may include unit grants, restricted units, phantom units, unit options and unit appreciation rights (“UARs”). As of March 31, 2018, grants of awards net of forfeitures and, in the case of phantom units, historical exercises covering 3,399,767 units had been made, comprised of 266,014 unit option awards, 988,873 restricted unit awards, 1,424,114 phantom unit awards and 720,766 unit awards. The UAR awards and certain phantom unit awards granted under the LTIP may only be settled in cash, and therefore are not included in the aggregate number of units granted under the LTIP. The LTIP is administered by the compensation committee (the “Compensation Committee”) of the board of directors of LRGPLLC.

The cost of employee services in exchange for an award of equity instruments is measured based on a grant-date fair value of the award (with limited exceptions), and that cost must generally be recognized over the vesting period of the award. However, if an entity that nominally has the choice of settling awards by issuing stock predominately settles in cash, or if an entity usually settles in cash whenever an employee asks for cash settlement, the entity is settling a substantive liability rather than repurchasing an equity instrument. Because the UARs are settled in cash, Legacy accounts for them by utilizing the liability method. The liability method requires companies to measure the cost of the employee services in exchange for a cash award based on the fair value of the underlying security at the end of each reporting period. Compensation cost is recognized based on the change in the liability between periods.

Unit Appreciation Rights

A UAR is a notional unit that entitles the holder, upon vesting, to receive cash valued at the difference between the closing price of units on the exercise date and the exercise price, as determined on the date of grant. Because these awards are settled in cash, Legacy is accounting for the UARs by utilizing the liability method.

Legacy did not issue UARs to employees during the year ended December 31, 2017 or the three-month period ended March 31, 2018.

For the three-month periods ended March 31, 2018 and 2017, Legacy recorded $825,811 and $69,851, respectively, of compensation (benefit) expense due to the change in liability from December 31, 2017 and 2016, respectively, based on its use of the Black-Scholes model to estimate the March 31, 2018 and 2017 fair value of these UARs (see Note 7). As of March 31, 2018, there was a total of approximately $93,310 of unrecognized compensation costs related to the unexercised and non-vested portion of these UARs. At March 31, 2018, this cost was expected to be recognized over a weighted-average period of approximately 0.45 years. Compensation expense is based upon the fair value as of March 31, 2018 and is recognized as a percentage of the service period satisfied. Based on historical data, Legacy has assumed a volatility factor of approximately 87% and employed the Black-Scholes model to estimate the March 31, 2018 fair value to be realized as compensation cost based on the percentage of service period satisfied. Based on historical data, Legacy has assumed an estimated forfeiture rate of 5.6%. Legacy will adjust the estimated forfeiture rate based upon actual experience. Legacy has assumed no annual distribution.

A summary of UAR activity for the three months ended March 31, 2018 is as follows:

	Units	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2018	722,021	$20.13	2.99	$—
Expired and forfeited	(334)	4.70

Outstanding at March 31, 2018	721,687	$20.14	3.05	$2,955

UARs exercisable at March 31, 2018	599,854	$23.04	2.76	$1,555

The following table summarizes the status of Legacy’s non-vested UARs since January 1, 2018:

	Non-Vested UARs
	Number of Units	Weighted- Average Exercise Price
Non-vested at January 1, 2018	129,499	$5.97
Vested	(7,332)	8.19
Forfeited	(334)	4.70

Non-vested at March 31, 2018	121,833	$5.84

Legacy has used a weighted-average risk-free interest rate of 2.4% in its Black-Scholes calculation of fair value, which approximates the U.S. Treasury interest rates at March 31, 2018 whose terms are consistent with the expected life of the UARs. Expected life represents the period of time that UARs are expected to be outstanding and is based on Legacy’s best estimate. The following table represents the weighted-average assumptions used for the Black-Scholes option-pricing model.

Three Months Ended March 31, 2018
Expected life (years)	3.05
Risk free interest rate	2.4%
Annual distribution rate per unit	$0.00
Volatility	87.5%

Phantom Units

Legacy has also issued phantom units under the LTIP to executive officers. A phantom unit is a notional unit that entitles the holder, upon vesting, to receive either one Partnership unit for each phantom unit or the cash equivalent of a Partnership unit, as stipulated by the form of the grant. Legacy is accounting for the phantom units settled in Partnership units by utilizing the equity method. Legacy is accounting for the phantom units settled in cash by utilizing the liability method.

On February 21, 2017, the Compensation Committee approved the award to Legacy’s executive officers of 396,850 subjective, or service-based, phantom units that, upon vesting, settle in units, 793,701 subjective phantom units that, upon vesting, settle in cash and a maximum of 1,587,402 objective, or performance-based, phantom units that, upon vesting, settle in cash. The phantom units settled in units had a grant date fair value of $2.25 per unit.

On February 16, 2018, the Compensation Committee approved the award to Legacy’s executive officers of 635,590 subjective, or service-based, phantom units that, upon vesting, settle in units, 317,794 subjective phantom units that, upon vesting, settle in cash and a maximum of 3,813,536 objective, or performance-based, phantom units that, upon vesting, settle in cash. The phantom units had a grant date fair value of $3.69 per unit.

Compensation expense related to the phantom units was $11.8 million and $1.3 million for the three months ended March 31, 2018 and 2017, respectively. As of March 31, 2018, there was a total of $29.5 million of unrecognized compensation expense remaining. This cost was expected to be recognized over a weighted average period of approximately 2.4 years.

Restricted Units

During the year ended December 31, 2017, Legacy did not issue restricted units to any employees. During the three-month period ended March 31, 2018, Legacy did not issue restricted units to any employees. Compensation expense related to restricted units was $0.2 million and $0.5 million for the three months ended March 31, 2018 and 2017, respectively. As of March 31, 2018, there was a total of $0.6 million of unrecognized compensation expense related to the unvested portion of these restricted units. At March 31, 2018, this cost was expected to be recognized over a weighted-average period of 1.6 years. Pursuant to the provisions of ASC 718, Legacy’s issued units, as reflected in the accompanying consolidated balance sheet at March 31, 2018, do not include 234,930 units related to unvested restricted unit awards.

Board Units

On May 16, 2017, Legacy granted and issued 47,847 units to each of the six non-employee directors who receive compensation for their service on Legacy’s board of directors. The value of each unit was $2.04 at the time of issuance.

(12) Subsidiary Guarantors

The Partnership’s 2020 Senior Notes were issued in a private offering on December 4, 2012 and were subsequently registered through a public exchange offer that closed on January 8, 2014. The Partnership’s 2021 Senior Notes were issued in two separate private offerings on May 28, 2013 and May 8, 2014. $250 million aggregate principal amount of our 2021 Senior Notes were subsequently registered through a public exchange offer that closed on March 18, 2014. The remaining $300 million of aggregate principal amount of Legacy’s 2021 Senior Notes were subsequently registered through a public exchange offer that closed on February 10, 2015. The 2020 Senior Notes and the 2021 Senior Notes are guaranteed by Legacy’s 100% owned subsidiaries Legacy Reserves Operating GP LLC, Legacy Reserves Operating LP, Legacy Reserves Services, Inc., Legacy Reserves Energy Services LLC, Dew Gathering LLC and Pinnacle Gas Treating LLC, which constitute all of Legacy’s wholly-owned subsidiaries other than Legacy Reserves Finance Corporation, and certain other future subsidiaries (the “Guarantors,” together with any future 100% owned subsidiaries that guarantee the Partnership’s 2020 Senior Notes and 2021 Senior Notes, the “Subsidiaries”). The Subsidiaries are 100% owned, directly or indirectly, by the Partnership and the guarantees by the Subsidiaries are full and unconditional, except for customary release provisions described in “—Footnote 2—Long-Term Debt.” The Partnership has no assets or operations independent of the Subsidiaries, and there are no significant restrictions upon the ability of the Subsidiaries to distribute funds to the Partnership. The guarantees constitute joint and several obligations of the Guarantors.

(13) Subsequent Events

On March 26, 2018, in connection with the Corporate Reorganization, the Partnership commenced consent solicitations relating to the 2020 Senior Notes and the 2021 Senior Notes.

On April 2, 2018, following receipt of the requisite consents of the holders of the 2020 Senior Notes and the 2021 Senior Notes, as applicable, the Partnership entered into:

•

the Second Supplemental Indenture (the “2020 Notes Supplemental Indenture”), by and among the Partnership, New Legacy, LRGPLLC, Legacy Reserves Finance Corporation, a Delaware corporation and a subsidiary of the Partnership (“Finance Corp.”), the guarantors named therein and Wilmington Trust, National Association, as successor trustee (the “Trustee”), to the Indenture, dated as of December 4, 2012 (the “2020 Notes Indenture”), by and among the Partnership, Finance Corp., the guarantors named therein and the Trustee; and

•

the Second Supplemental Indenture (the “2021 Notes Supplemental Indenture” and, together with the 2020 Notes Supplemental Indenture, the “Supplemental Indentures”), by and among the Partnership, New Legacy, LRGPLLC, the guarantors named therein and the Trustee, to the Indenture, dated as of May 28, 2013 (the “2021 Notes Indenture” and, together with the 2020 Notes Indenture, the “Indentures”), by and among the Partnership, Finance Corp., the guarantors named therein and the Trustee.

Pursuant to the Supplemental Indentures, the parties amended the Indentures to, among other things, (i) exclude the Corporate Reorganization from the definition of “Change of Control” in the Indentures, (ii) permit the Corporate Reorganization, (iii) provide for the issuance of an unconditional and irrevocable guarantee of the 2020 Senior Notes and the 2021 Senior Notes by New Legacy and LRGPLLC, (iv) provide that certain covenants and other provisions under the Indentures previously applicable to the Partnership and its restricted subsidiaries will apply to New Legacy and its restricted subsidiaries, (v) make certain changes to the restricted payments covenant to reflect that the Partnership will no longer be a publicly traded master limited partnership following the Corporate Reorganization and (vi) effect certain other conforming changes.

Report of Independent Registered Public Accounting Firm

Board of Directors and Unitholders

Legacy Reserves LP

Midland, Texas

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Legacy Reserves LP (the “Partnership”) and subsidiaries as of December 31, 2017 and 2016, the related consolidated statements of operations, unitholders’ equity, and cash flows for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Partnership and subsidiaries at December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Partnership’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and our report dated February 23, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These consolidated financial statements are the responsibility of the Partnership’s management. Our responsibility is to express an opinion on the Partnership’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ BDO USA, LLP

We have served as the Partnership’s auditor since 2005.

Houston, Texas

February 23, 2018

LEGACY RESERVES LP

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2017 AND 2016

	2017	2016
	(In thousands)
ASSETS
Current assets:
Cash	$1,246	$2,555
Accounts receivable, net:
Oil and natural gas	62,755	43,192
Joint interest owners	27,420	23,414
Other	2	2
Fair value of derivatives (Notes 8 and 9)	13,424	6,162
Prepaid expenses and other current assets	7,757	7,447

Total current assets	112,604	82,772
Oil and natural gas properties, at cost:
Proved oil and natural gas properties using the successful efforts method of accounting	3,529,971	3,305,856
Unproved properties	28,023	13,448
Accumulated depletion, depreciation, amortization and impairment	(2,204,638)	(2,137,395)

Total oil and natural gas properties, net	1,353,356	1,181,909

Other property and equipment, net of accumulated depreciation and amortization of $11,467 and $10,412, respectively	2,961	3,423
Operating rights, net of amortization of $5,765 and $5,369, respectively	1,251	1,648
Fair value of derivatives (Notes 8 and 9)	14,099	20,553
Other assets	8,811	9,521

Total assets	$1,493,082	$1,299,826

LIABILITIES AND PARTNERS’ DEFICIT
Current liabilities:
Accounts payable	$13,093	$9,092
Accrued oil and natural gas liabilities (Note 1)	81,318	53,248
Fair value of derivatives (Notes 8 and 9)	18,013	9,743
Asset retirement obligation (Note 11)	3,214	2,980
Other (Notes 8 and 13)	29,172	11,546

Total current liabilities	144,810	86,609

Long-term debt (Note 3)	1,346,769	1,161,394
Asset retirement obligation (Note 11)	271,472	269,168
Fair value of derivatives (Notes 8 and 9)	1,075	4,091
Other long-term liabilities	643	643

Total liabilities	1,764,769	1,521,905

Commitments and contingencies (Note 6)
Partners’ equity (deficit):
Series A Preferred equity—2,300,000 units issued and outstanding at December 31, 2017 and December 31, 2016	55,192	55,192
Series B Preferred equity—7,200,000 units issued and outstanding at December 31, 2017 and December 31, 2016	174,261	174,261
Incentive distribution equity—100,000 units issued and outstanding at December 31, 2017 and December 31, 2016	30,814	30,814
Limited partners’ deficit—72,594,620 and 72,056,097 units issued and outstanding at December 31, 2017 and 2016, respectively	(531,794)	(482,200)
General partner’s deficit (approximately 0.03%)	(160)	(146)

Total partners’ deficit	(271,687)	(222,079)

Total liabilities and partners’ deficit	$1,493,082	$1,299,826

See accompanying notes to consolidated financial statements.

LEGACY RESERVES LP

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

	2017	2016	2015
	(In thousands, except per unit data)
Revenues:
Oil sales	$239,448	$152,507	$199,841
Natural gas liquids (NGL) sales	24,796	15,406	16,645
Natural gas sales	172,057	146,444	122,293

Total revenues	436,301	314,357	338,779

Expenses:
Oil and natural gas production	183,219	179,333	194,491
Production and other taxes	19,825	14,267	16,383
General and administrative	49,372	43,639	46,511
Depletion, depreciation, amortization and accretion	126,938	150,414	177,258
Impairment of long-lived assets	37,283	61,796	633,805
Loss (gain) on disposal of assets	1,606	(50,095)	(3,972)

Total expenses	418,243	399,354	1,064,476

Operating income (loss)	18,058	(84,997)	(725,697)
Other income (expense):
Interest income	64	67	329
Interest expense (Notes 3, 8 and 9)	(89,206)	(79,060)	(76,891)
Gain on extinguishment of debt	—	150,802	—
Equity in income of equity method investees	17	—	126
Net gains (losses) on commodity derivatives (Notes 8 and 9)	17,776	(41,224)	98,253
Other	792	(179)	841

Loss before income taxes	(52,499)	(54,591)	(703,039)
Income tax (expense) benefit	(1,398)	(1,229)	1,498

Net loss	$(53,897)	$(55,820)	$(701,541)
Distributions to preferred unitholders	(19,000)	(19,000)	(19,000)

Net loss attributable to unitholders	$(72,897)	$(74,820)	$(720,541)

Loss per unit—basic and diluted (Note 12)	$(1.01)	$(1.06)	$(10.45)

Weighted average number of units used in computing loss per unit—Basic and Diluted	72,405	70,605	68,928

2017
(In thousands, except per unit data)
Pro forma information (unaudited)
Loss before income taxes	$(52,499)
Pro forma income tax expense	$(1,398)
Pro forma net loss	$(53,897)
Pro forma net loss per share	$(0.52)
Weighted average pro forma number of shares used in computing loss per share	103,059

See accompanying notes to consolidated financial statements.

LEGACY RESERVES LP

CONSOLIDATED STATEMENTS OF UNITHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

	Series A Preferred Equity		Series B Preferred Equity		Incentive Distribution Equity		Unitholders’ Equity (Deficit)			Total Partners’ Equity (Deficit)
	Units	Amount	Units	Amount	Units	Amount	Limited Partner Units	Limited Partner Amount	General Partner Amount
Balance, December 31, 2014	2,300	$55,192	7,200	$174,261	100	$30,814	68,911	$376,885	$53	$637,205
Units issued to Legacy Board of Directors for services	—	—	—	—	—	—	66	604	—	604
Unit-based compensation	—	—	—	—	—	—	—	5,858	—	5,858
Vesting of restricted and phantom units	—	—	—	—	—	—	78	—	—	—
Issuance of units, net	—	—	—	—	—	—	—	(103)	—	(103)
Incentive Distribution Units issued in exchange for oil and natural gas properties	—	—	—	—	—	—	(105)	(1,349)	—	(1,349)
Distributions to preferred unitholders	—	—	—	—	—	—	—	(19,000)	—	(19,000)
Distributions to unitholders, $1.46 per unit	—	—	—	—	—	—	—	(101,351)	—	(101,351)
Net loss	—	—	—	—	—	—	—	(701,355)	(186)	(701,541)

Balance, December 31, 2015	2,300	$55,192	7,200	$174,261	100	$30,814	68,950	$(439,811)	$(133)	$(179,677)
Units issued to Legacy Board of Directors for services	—	—	—	—	—	—	237	614	—	614
Unit-based compensation	—	—	—	—	—	—	—	6,252	—	6,252
Vesting of restricted and phantom units	—	—	—	—	—	—	150	—	—	—
Units issued in exchange for retirement of debt	—	—	—	—	—	—	2,719	6,607	—	6,607
Distributions to unitholders	—	—	—	—	—	—	—	(55)	—	(55)
Net loss	—	—	—	—	—	—	—	(55,807)	(13)	(55,820)

Balance, December 31, 2016	2,300	$55,192	7,200	$174,261	100	$30,814	72,056	$(482,200)	$(146)	$(222,079)
Units issued to Legacy Board of Directors for services	—	—	—	—	—	—	287	586	—	586
Unit-based compensation	—	—	—	—	—	—	—	3,703	—	3,703
Vesting of restricted and phantom units	—	—	—	—	—	—	252	—	—	—
Net loss	—	—	—	—	—	—	—	(53,883)	(14)	(53,897)

Balance, December 31, 2017	2,300	$55,192	7,200	$174,261	100	$30,814	72,595	$(531,794)	$(160)	$(271,687)

See accompanying notes to consolidated financial statements.

LEGACY RESERVES LP

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2017, 2016 AND 2015

	2017	2016	2015
	(In thousands)
Cash flows from operating activities:
Net loss	$(53,897)	$(55,820)	$(701,541)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depletion, depreciation, amortization and accretion	126,938	150,414	177,258
Amortization of debt discount and issuance costs	7,657	10,319	5,532
Gain on extinguishment of debt	—	(150,802)	—
Impairment of long-lived assets	37,283	61,796	633,805
(Gain) loss on derivatives	(19,711)	40,679	(99,971)
Equity in income of equity method investees	(17)	—	(126)
Distribution from equity method investee	—	—	191
Unit-based compensation	6,011	7,035	6,451
Loss (gain) on disposal of assets	1,606	(50,095)	(3,972)
Changes in assets and liabilities:
(Increase) decrease in accounts receivable, oil and natural gas	(19,563)	(9,248)	15,447
(Increase) decrease in accounts receivable, joint interest owners	(4,006)	1,964	(9,143)
Decrease in accounts receivable, other	—	84	151
(Increase) decrease in other assets	417	(940)	333
Increase (decrease) in accounts payable	4,001	(4,489)	10,794
Increase (decrease) in accrued oil and natural gas liabilities	1,891	2,675	(28,042)
Increase (decrease) in other liabilities	11,599	(3,882)	(5,121)

Total adjustments	154,106	55,510	703,587

Net cash provided by (used in) operating activities	100,209	(310)	2,046

Cash flows from investing activities:
Investment in oil and natural gas properties	(313,898)	(41,496)	(577,186)
Proceeds from sale of assets	11,099	97,416	69,118
Investment in other equipment	(593)	(436)	(2,277)
Net cash settlements on commodity derivatives	24,156	64,505	132,925

Net cash (used in) provided by investing activities	(279,236)	119,989	(377,420)
Cash flows from financing activities:
Proceeds from long-term debt	538,000	266,000	840,000
Payments of long-term debt	(357,000)	(376,402)	(341,000)
Payments of debt issuance costs	(3,282)	(8,728)	(1,891)
Proceeds from issuance of limited partner interests, net	—	—	(103)
Distributions to unitholders	—	—	(120,351)

Net cash provided by (used in) financing activities	177,718	(119,130)	376,655

Net (decrease) increase in cash	(1,309)	549	1,281
Cash, beginning of period	2,555	2,006	725
Cash, end of period	$1,246	$2,555	$2,006
Non-Cash Investing and Financing Activities:
Asset retirement obligation costs and liabilities	$39	$1	$92
Asset retirement obligations associated with property acquisitions	62	24	60,526
Asset retirement obligations associated with properties sold	(8,464)	(24,605)	(9,386)
Units acquired in exchange for investment in equity method investee	—	—	(1,349)
Units issued in exchange for Senior Notes	—	6,607	—
Change in accrued capital expenditures	$26,179	$—	$—

See accompanying notes to consolidated financial statements.

LEGACY RESERVES LP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	Summary of Significant Accounting Policies

(a)	Organization, Basis of Presentation and Description of Business

Legacy Reserves LP (“LRLP,” “Legacy” or the “Partnership”) and its affiliated entities are referred to as Legacy in these financial statements.

LRLP, a Delaware limited partnership, was formed by its general partner, Legacy Reserves GP, LLC (“LRGPLLC”), on October 26, 2005 to own and operate oil and natural gas properties. LRGPLLC is a Delaware limited liability company formed on October 26, 2005, and it currently owns an approximately 0.03% general partner interest in LRLP.

Significant information regarding rights of the unitholders includes the following:

•	Right to receive distributions of available cash within 45 days after the end of each quarter.

•	No limited partner shall have any management power over our business and affairs; the general partner shall conduct, direct and manage LRLP’s activities.

•

The general partner may be removed if such removal is approved by the unitholders holding at least 66 2/3 percent of the outstanding units, including units held by LRLP’s general partner and its affiliates.

•	Right to receive information reasonably required for tax reporting purposes within 90 days after the close of the calendar year.

In the event of a liquidation, after making required payments to Legacy’s preferred unitholders, all property and cash in excess of that required to discharge all liabilities will be distributed to the unitholders and LRLP’s general partner in proportion to their capital account balances, as adjusted to reflect any gain or loss upon the sale or other disposition of Legacy’s assets in liquidation.

Legacy owns and operates oil and natural gas producing properties located primarily in East Texas, the Permian Basin (West Texas and Southeast New Mexico), Rocky Mountain and Mid-Continent regions of the United States. Legacy has acquired oil and natural gas producing properties and drilled and undrilled leasehold.

The accompanying financial statements have been prepared on the accrual basis of accounting whereby revenues are recognized when earned, and expenses are recognized when incurred.

(b)	Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. Legacy routinely assesses the financial strength of its customers. Bad debts are recorded based on an account-by-account review. Accounts are written off after all means of collection have been exhausted and potential recovery is considered remote. Legacy does not have any off-balance-sheet credit exposure related to its customers (see Note 10).

(c)	Oil and Natural Gas Properties

Legacy accounts for oil and natural gas properties using the successful efforts method. Under this method of accounting, costs relating to the acquisition and development of proved areas are capitalized when incurred. The costs of development wells are capitalized whether productive or non-productive. Leasehold acquisition costs are capitalized when incurred. If proved reserves are found on an unproved property, leasehold cost is transferred to proved properties. Exploration dry holes are charged to expense when it is determined that no commercial reserves exist. Other exploration costs, including personnel costs, geological and geophysical expenses and delay rentals for oil and natural gas leases, are charged to expense when incurred. The costs of acquiring or constructing support equipment and facilities used in oil and gas producing activities are capitalized. Production costs are charged to expense as incurred and are those costs incurred to operate and maintain our wells and related equipment and facilities.

Depreciation and depletion of producing oil and natural gas properties is recorded based on units of production. Acquisition costs of proved properties are amortized on the basis of all proved reserves, developed and undeveloped, and capitalized development costs (wells and related equipment and facilities) are amortized on the basis of proved developed reserves. As more fully described below, proved reserves are estimated annually by Legacy’s independent petroleum engineer, LaRoche Petroleum Consultants, Ltd. (“LaRoche”), and are subject to future revisions based on availability of additional information. Legacy’s in-house reservoir engineers prepare an updated estimate of reserves each quarter. Depletion is calculated each quarter based upon the latest estimated reserves data available. As discussed in Note 11, asset retirement costs are recognized when the asset is placed in service, and are amortized over proved developed reserves using the units of production method. Asset retirement costs are estimated by Legacy’s engineers using existing regulatory requirements and anticipated future inflation rates.

Upon sale or retirement of complete fields of depreciable or depletable property, the book value thereof, less proceeds from sale or salvage value, is charged to income. On sale or retirement of an individual well the proceeds are credited to accumulated depletion and depreciation.

Oil and natural gas properties are reviewed for impairment when facts and circumstances indicate that their carrying value may not be recoverable. Legacy compares net capitalized costs of proved oil and natural gas properties to estimated undiscounted future net cash flows using management’s expectations of future oil and natural gas prices. These future price scenarios reflect Legacy’s estimation of future price volatility. If net capitalized costs exceed estimated undiscounted future net cash flows, the measurement of impairment is based on estimated fair value, using estimated discounted future net cash flows. Significant inputs used to determine the fair values of proved properties include estimates of: (i) reserves; (ii) future operating and development costs; (iii) future commodity prices and (iv) a market-based weighted average cost of capital rate. The underlying commodity prices embedded in Legacy’s estimated cash flows are the product of a process that begins with NYMEX forward curve pricing, adjusted for estimated location and quality differentials, as well as other factors that Legacy’s management believes will impact realizable prices. For the year ended December 31, 2017, Legacy recognized $37.3 million of impairment expense in 47 separate producing fields, due primarily to the further decline in oil and natural gas futures prices, increased expenses and well performance during the year ended December 31, 2017, which decreased the expected future cash flows below the carrying value of the assets. For the year ended December 31, 2016, Legacy recognized $61.8 million of impairment expense, in 43 separate producing fields, due primarily to well performance and the further decline in commodity prices during the year ended December 31, 2016, which decreased the expected future cash flows below the carrying value of the assets. For the year ended December 31, 2015, Legacy recognized $633.8 million of impairment expense, $598.1 million of which was in 218 separate producing fields, due to the significant decline in commodity prices during the year ended December 31, 2015, which decreased the expected future cash flows below the carrying value of the assets. The remainder of the impairment related primarily to unproven properties.

Unproven properties that are individually significant are assessed for impairment and if considered impaired are charged to expense when such impairment is deemed to have occurred. Legacy did not recognize impairment expense on unproved properties during the years ended December 31, 2017 and 2016. During the year ended December 31, 2015, Legacy recognized $35.7 million of impairment of unproven properties.

(d)	Oil, NGLs and Natural Gas Reserve Quantities

Legacy’s estimates of proved reserves are based on the quantities of oil, NGLs and natural gas that engineering and geological analyses demonstrate, with reasonable certainty, to be recoverable from established reservoirs in the future under current operating and economic parameters. LaRoche prepares a reserve and economic evaluation of all Legacy’s properties on a case-by-case basis utilizing information provided to it by Legacy and information available from state agencies that collect information reported to it by the operators of Legacy’s properties. The estimates of Legacy’s proved reserves have been prepared and presented in accordance with SEC rules and accounting standards.

Reserves and their relation to estimated future net cash flows impact Legacy’s depletion and impairment calculations. As a result, adjustments to depletion and impairment are made concurrently with changes to reserve estimates. Legacy prepares its reserve estimates, and the projected cash flows derived from these reserve estimates, in accordance with SEC guidelines. The independent engineering firm described above adheres to the same guidelines when preparing the reserve report. The accuracy of Legacy’s reserve estimates is a function of many factors including the quality and quantity of available data, the interpretation of that data, the accuracy of various mandated economic assumptions, and the judgments of the individuals preparing the estimates.

Legacy’s proved reserve estimates are a function of many assumptions, all of which could deviate significantly from actual results. As such, reserve estimates may materially vary from the ultimate quantities of oil, NGLs and natural gas eventually recovered.

(e)	Income Taxes

Legacy is structured as a limited partnership, which is a pass-through entity for United States income tax purposes.

The State of Texas has a margin-based franchise tax law that is commonly referred to as the Texas margin tax and is assessed at a 0.75% rate. Corporations, limited partnerships, limited liability companies, limited liability partnerships and joint ventures are examples of the types of entities that are subject to the tax. The tax is considered an income tax and is determined by applying a tax rate to a base that considers both revenues and expenses.

Legacy recorded income tax (expense) benefit of $(1.4) million, $(1.2) million and $1.5 million for the years ended December 31, 2017, 2016 and 2015, respectively, which consists primarily of the Texas margin tax and federal income tax on a corporate subsidiary which employs full and part-time personnel providing services to the Partnership. The Partnership’s total effective tax rate differs from statutory rates for federal and state purposes primarily due to being structured as a limited partnership, which is a pass-through entity for federal income tax purposes.

Net income for financial statement purposes may differ significantly from taxable income reportable to unitholders as a result of differences between the tax bases and financial reporting bases of assets and liabilities and the taxable income allocation requirements under the partnership agreement. In addition, individual unitholders have different investment bases depending upon the timing and price of acquisition of their common units, and each unitholder’s tax accounting, which is partially dependent upon the unitholder’s tax position, differs from the accounting followed in the consolidated financial statements. As a result, the aggregate difference in the basis of net assets for financial and tax reporting purposes cannot be readily determined as the Partnership does not have access to information about each unitholder’s tax attributes in the Partnership. However, with respect to the Partnership, the Partnership’s book basis in its net assets exceeds the Partnership’s net tax basis by $1.7 billion at December 31, 2017.

(f)	Derivative Instruments and Hedging Activities

Legacy uses derivative financial instruments to achieve more predictable cash flows by reducing its exposure to oil and natural gas price fluctuations and interest rate changes. Legacy does not specifically designate derivative instruments as cash flow hedges, even though they reduce its exposure to changes in oil and natural gas prices and interest rates. Therefore, Legacy records the change in the fair market values of oil and natural gas derivatives in current earnings. Changes in the fair values of interest rate derivatives are recorded in interest expense (see Notes 8 and 9).

(g)	Use of Estimates

Management of Legacy has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ materially from those estimates. Estimates which are particularly significant to the consolidated financial statements include estimates of oil and natural gas reserves, valuation of derivatives, impairment of oil and natural gas properties, depreciation, depletion and amortization, asset retirement obligations and accrued revenues.

(h)	Revenue Recognition

Sales of crude oil, NGLs and natural gas are recognized when the delivery to the purchaser has occurred and title has been transferred. This occurs when oil or natural gas has been delivered to a pipeline or a tank lifting has occurred. Crude oil is priced on the delivery date based upon prevailing prices published by purchasers with certain adjustments related to oil quality and physical location. Virtually all of Legacy’s natural gas contracts’ pricing provisions are tied to a market index, with certain adjustments based on, among other factors, whether a well delivers to a gathering or transmission line, quality of natural gas, and prevailing supply and demand conditions, so that the price of the natural gas fluctuates to remain competitive with other available natural gas supplies. These market indices are determined on a monthly basis. As a result, Legacy’s revenues from the sale of oil and natural gas will suffer if market prices decline and benefit if they increase. Legacy believes that the pricing provisions of its oil and natural gas contracts are customary in the industry.

To the extent actual volumes and prices of oil and natural gas are unavailable for a given reporting period because of timing or information not received from third parties, the expected sales volumes and prices for those properties are estimated and recorded as “Accounts receivable—oil and natural gas” in the accompanying consolidated balance sheets.

Natural gas imbalances occur when Legacy sells more or less than its entitled ownership percentage of total natural gas production. Any amount received in excess of its share is treated as a liability. If Legacy receives less than its entitled share, the underproduction is recorded as a receivable. Legacy did not have any significant natural gas imbalance positions as of December 31, 2017, 2016 and 2015.

(i)	Investments

Undivided interests in oil and natural gas properties owned through joint ventures are consolidated on a proportionate basis. Investments in entities where Legacy exercises significant influence, but not a controlling interest, are accounted for by the equity method. Under the equity method, Legacy’s investments are stated at cost plus the equity in undistributed earnings and losses after acquisition.

(j)	Intangible assets

Legacy has capitalized certain operating rights acquired in the acquisition of oil and natural gas properties. The operating rights, which have no residual value, are amortized over their estimated economic life of approximately 15 years beginning July 1, 2006. Amortization expense is included as an element of depletion, depreciation, amortization and accretion expense. Impairment is assessed on a quarterly basis or when there is a material change in the remaining useful life. The expected amortization expenses for 2018, 2019, 2020 and 2021 are $358,000, $349,000, $322,000 and $223,000, respectively.

(k)	Environmental

Legacy is subject to extensive federal, state and local environmental laws and regulations. These laws, which are frequently changing, regulate the discharge of materials into the environment and may require Legacy to remove or mitigate the environmental effects of the disposal or release of petroleum or chemical substances at various sites. Environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefits are expensed. Liabilities for expenditures of a non-capital nature are recorded when environmental assessment and/or remediation are probable, and the costs can be reasonably estimated. Such liabilities are generally undiscounted unless the timing of cash payments is fixed and readily determinable.

(l)	Income (Loss) Per Unit

Basic income (loss) per unit amounts are calculated after deducting distributions paid to Legacy’s Preferred Units using the weighted average number of units outstanding during each period. Diluted income (loss) per unit also give effect to dilutive unvested restricted units (calculated based upon the treasury stock method) (see Note 12).

(m)	Segment Reporting

Legacy’s management initially treats each new acquisition of oil and natural gas properties as a separate operating segment. Legacy aggregates these operating segments into a single segment for reporting purposes.

(n)	Unit-Based Compensation

Concurrent with its formation on March 15, 2006, a Long-Term Incentive Plan (“LTIP”) for Legacy was created. Due to Legacy’s history of cash settlements for option exercises and certain phantom unit awards, Legacy accounts for these awards under the liability method, which requires the Partnership to recognize the fair value of each unit option at the end of each period. Expense or benefit is recognized as the fair value of the liability changes from period to period. Legacy accounts for executive phantom unit and restricted unit awards under the equity method. Legacy’s issued units, as reflected in the accompanying consolidated balance sheet at December 31, 2017, do not include 241,373 units related to unvested restricted unit awards.

(o)	Accrued Oil and Natural Gas Liabilities

Below are the components of accrued oil and natural gas liabilities as of December 31, 2017 and 2016.

	December 31,
	2017	2016
	(In thousands)
Accrued capital expenditures	$33,198	$7,019
Revenue payable to joint interest owners	18,510	19,576
Accrued lease operating expense	18,179	17,696
Accrued ad valorem tax	5,807	5,300
Other	5,624	3,657

	$81,318	$53,248

(p)	Restricted Cash

Restricted cash of $3.2 million and $3.6 million as of December 31, 2017 and 2016, respectively, is recorded in the “Prepaid expenses and other current assets” line. The restricted cash amounts represent various deposits to secure the performance of contracts, surety bonds and other obligations incurred in the ordinary course of business.

(q)	Prior Year Financial Statement Presentation

Certain prior year balances have been reclassified to conform to the current year presentation of balances as stated in this annual report on Form 10-K.

(r)	Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, “Leases” (“ASU 2016-02”). ASU 2016-02 establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. We are currently evaluating the impact of our pending adoption of ASU 2016-02 on our consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers” (“ASU 2014-09”), which supersedes nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of ASU 2014-09 is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration to which an entity expects to be entitled for those goods or services. ASU 2014-09 defines a five step process to achieve this core principle and, in doing so, more judgment and estimates may be required within the revenue recognition process than are required under existing U.S. GAAP. In August 2015, the FASB issued ASU No. 2015-14, “Revenue from Contracts with Customers” (“ASU 2015-14”), which approved a one-year delay of the standard’s effective date. In accordance with ASU 2015-14, the standard is now effective for annual periods beginning after December 15, 2017, and interim periods therein, using either of the following transition methods: (i) a full retrospective approach reflecting the application of the standard in each prior reporting period with the option to elect certain practical expedients, or (ii) a retrospective approach with the cumulative effect of initially adopting ASU 2014-09 recognized at the date of adoption (which includes additional footnote disclosures). Legacy will adopt ASU 2014-09 utilizing the modified retrospective approach as of January 1, 2018.

Legacy has completed its scoping and impact assessment of ASU 2014-09. Legacy’s assessment included involvement from a consultant to assist with its implementation methodology and development of conclusions related to the impact that ASU 2014-09 is expected to have on the Partnership’s financial statements.

In performing its impact assessment, Legacy evaluated a representative population of revenue contracts related to its three material revenue streams: oil, natural gas and natural gas liquids. Through Legacy’s contract review process, the Partnership identified all material contract types and contractual features that represent its revenue. For those contracts evaluated during its implementation, Legacy reviewed key contract provisions under ASU 2014-09 to assess the impact on the amount and timing of revenue recognition, as well as the presentation of revenues upon adoption of the new standard. As a part of this assessment, Legacy compared its historical accounting policies and practices to that required by ASU 2014-09.

Based upon work completed to date, the adoption of ASU 2014-09 will not have a material impact on net profit. However, Legacy does believe that certain reclassifications between revenue and expenses will be required based upon its assessment of (i) where control of Legacy’s product passes to its customer for certain natural gas and NGL contracts and (ii) whether Legacy represents the principal or the agent in certain arrangements. In addition, Legacy’s disclosures surrounding revenue recognition will be more robust upon adoption of ASU 2014-09. Legacy is continuing to perform other implementation activities, including the development of new controls and policies and draft disclosures.

(2)	Fair Values of Financial Instruments

The estimated fair values of Legacy’s financial instruments approximate the carrying amounts except as discussed below:

Debt. The carrying amount of the revolving long-term debt approximates fair value because Legacy’s current borrowing rate does not materially differ from market rates for similar bank borrowings. The carrying amount of the second lien term loan debt under Legacy’s term loan credit agreement approximates fair value because Legacy’s current borrowing rate does not materially differ from market rates for similar borrowings. The fair value of the 8% senior notes due 2020 (the “2020 Senior Notes”) and the 6.625% senior notes due 2021 (the “2021 Senior Notes”) was $175.9 million and $301.2 million, respectively, as of December 31, 2017. As these valuations are based on unadjusted quoted prices in an active market, the fair values would be classified as Level 1.

Long-term incentive plan obligations. See Note 13 for discussion of process used in estimating the fair value of the long-term incentive plan obligations.

Derivatives. See Note 8 for discussion of process used in estimating the fair value of commodity price and interest rate derivatives.

(3)	Long-Term Debt

Long-term debt consists of the following at December 31, 2017 and 2016:

	December 31,
	2017	2016
	(In thousands)
Credit Facility due 2019	$499,000	$463,000
Second Lien Term Loans due 2020	205,000	60,000
8% Senior Notes due 2020	232,989	232,989
6.625% Senior Notes due 2021	432,656	432,656

	1,369,645	1,188,645
Unamortized discount on Second Lien Term Loans and Senior Notes	(13,101)	(12,802)
Unamortized debt issuance costs	(9,775)	(14,449)

Total long term debt	$1,346,769	$1,161,394

Credit Facility

On April 1, 2014, Legacy entered into a five-year $1.5 billion secured revolving credit facility with Wells Fargo Bank, National Association, as administrative agent, (as amended through the Eighth Amendment, the “Credit Agreement”). Borrowings under the Credit Agreement mature on April 1, 2019. Legacy’s obligations under the Credit Agreement are secured by mortgages on over 95% of the total value of its oil and natural gas properties as well as a pledge of all of its ownership interests in its operating subsidiaries. The amount available for borrowing at any one time is limited to the lesser of the borrowing base and the facility amount and contains a $2 million sub-limit for letters of credit. The borrowing base at December 31, 2017 was set at $575 million. The borrowing base is subject to semi-annual redeterminations on April 1 and October 1 of each year. Any borrowings in excess of the redetermined borrowing base must be repaid. Additionally, either Legacy or the lenders may, once during each calendar year, elect to redetermine the borrowing base between scheduled redeterminations. Legacy also has the right, once during each calendar year, to request the redetermination of the borrowing base upon the proposed acquisition of certain oil and natural gas properties where the purchase price is greater than 10% of the borrowing base then in effect. Any increase in the borrowing base requires the consent of all the lenders and any decrease in or maintenance of the borrowing base must be approved by the lenders holding at least 66-2/3% of the outstanding aggregate principal amounts of the loans or participation interests in letters of credit issued under the Credit Agreement. If the requisite lenders do not agree on an increase or decrease, then the borrowing base will be the highest borrowing base acceptable to the lenders holding 66-2/3% of the outstanding aggregate principal amounts of the loans or participation interests in letters of credit issued under the Credit Agreement so long as it does not increase the borrowing base then in effect. Under the Credit Agreement, interest on debt outstanding is charged based on Legacy’s selection of a one-, two-, three- or six-month LIBOR rate plus 1.5% to 2.5%, or the ABR which equals the highest of the prime rate, the Federal funds effective rate plus 0.50% or one-month LIBOR plus 1.00%, plus an applicable margin from 0.5% to 1.5% per annum, determined by the percentage of the borrowing base then in effect that is drawn.

The Credit Agreement contains various covenants that limit Legacy’s ability to: (i) incur indebtedness, (ii) enter into certain leases, (iii) grant certain liens, (iv) enter into certain swaps, (v) make certain loans, acquisitions, capital expenditures and investments, (vi) make distributions other than from available cash, (vii) merge, consolidate or allow certain material changes in the character of its business, (viii) repurchase Senior Notes or repay second lien term loans, (ix) engage in certain asset dispositions, including a sale of all or substantially all of its assets or (x) maintain a consolidated cash balance in excess of $20 million without prepaying the loans in an amount equal to such excess. Effective October 25, 2016, Legacy entered into an amendment (the “Eighth Amendment”) to the Credit Agreement with the Administrative Agent and certain other financial institutions party thereto as lenders to, among other items: (i) permit the issuance and use of the Second Lien Term Loans pursuant to the Second Lien Term Loan Credit Agreement (as defined below), (ii) increase the percentage of the total value of Legacy’s Oil and Gas Properties required to be subject to a mortgage to 95% of the value or the most recently evaluated Reserve Report and grant a mortgage on certain identified undeveloped acreage in the Permian Basin, (iii) require Legacy to grant a perfected security interest in its cash and securities accounts, subject to certain customary exceptions and (iv) allow Legacy to hedge on an unsecured basis with counterparties who (or whose credit support provider) has an issuer rating or whose long term senior unsecured debt rating of BBB-/Baa3. The Credit Agreement, as amended by the Eighth Amendment, also contains covenants that, among other things, require Legacy to maintain specified ratios or conditions. As of December 31, 2017 these covenants were as follows: (i) as of any day, first lien debt to EBITDA for the four fiscal quarters ending on the last day of the fiscal quarter immediately preceding the date of determination for which financial statements are available to not be greater than: 2.50 to 1.00, (ii) As of the last day of any fiscal quarter, beginning the fiscal quarter ended December 31, 2018, secured debt at any time to EBITDA for the four fiscal quarters ending on the last day of the fiscal quarter preceding such day of not more than 4.5 to 1.0, (iii) as of the last day of the most recent quarter, total EBITDA over the last four quarters to total interest expense over the last four quarters to be greater than 2.0 to 1.0, (iv) as of the last day of any fiscal quarter, consolidated current assets, as of the last day of the most recent quarter and including the unused amount of the total commitments, to consolidated current liabilities as of the last day of the most recent quarter of not less than 1.0 to 1.0, excluding current maturities under the Credit Agreement and non-cash assets and liabilities under FASB Accounting Standards Codification 815, which includes the current portion of oil, natural gas and interest rate derivatives and (v) as of the last day of any fiscal quarter, the ratio of (a) the sum of (i) the net present value using NYMEX forward pricing, discounted at 10 percent per annum, of Legacy’s proved developed producing oil and gas properties (“PDP PV-10”) as reflected in the most recent reserve report delivered either July 1 or December 31 of each year, as the case may be, beginning with the reserve report to be delivered on July 1, 2017 (giving pro forma effect to material acquisitions or dispositions since the date of such reports), (ii) the net mark to market value of Legacy’s swap agreements and (iii) Legacy’s cash and cash equivalents, in each case as of such date to (b) Secured Debt as of such day to be equal to or less than 1.00 to 1.00.

All capitalized terms not defined in the foregoing description have the meaning assigned to them in the Credit Agreement, as amended by the Eighth Amendment.

As of December 31, 2017, Legacy had outstanding borrowings of $499 million under the Credit Agreement at a weighted average interest rate of 4.37% and therefore had approximately $75.2 million of borrowing availability remaining. For the year ended December 31, 2017, Legacy paid $20.1 million of interest expense on the Credit Agreement.

At December 31, 2017, Legacy was in compliance with all covenants contained in the Credit Agreement. Should commodity prices dramatically fall in 2018, Legacy could breach certain financial covenants under its revolving credit facility, which would constitute a default under its revolving credit facility. Such default, if not remedied, would require a waiver from Legacy’s lenders in order for Legacy to avoid an event of default and subsequent acceleration of all amounts outstanding under Legacy’s revolving credit facility or foreclosure on Legacy’s oil and natural gas properties. While no assurances can be made that, in the event of a covenant breach, such a waiver will be granted, Legacy believes the long-term global outlook for commodity prices and its efforts to date, which include the suspension of distributions to Legacy’s unitholders and Preferred Unitholders, as well as asset sales, will be viewed positively by its lenders. A default under Legacy’s revolving credit facility could cause all of Legacy’s existing indebtedness, including Legacy’s Second Lien Term Loans (as defined below), 2020 Senior Notes and 2021 Senior Notes, to be immediately due and payable.

Second Lien Term Loans

On October 25, 2016, Legacy entered into a Term Loan Credit Agreement (as amended, the “Second Lien Term Loan Credit Agreement”) among Legacy, as borrower, Cortland Capital Market Services LLC, as administrative agent and second lien collateral agent, and the lenders party thereto, providing for term loans up to an increased aggregate principal amount of $300.0 million as part of the third amendment to the credit agreement (the “Second Lien Term Loans”). GSO Capital Partners L.P. (“GSO”) and certain funds and accounts managed, advised or sub-advised, by GSO are the initial lenders thereunder. The Second Lien Term Loans are secured on a second lien priority basis by the same collateral that secures Legacy’s Credit Agreement and are unconditionally guaranteed on a joint and several basis by the same wholly owned subsidiaries of Legacy that are guarantors under the Credit Agreement.

Legacy used the initial $60.0 million of gross loan proceeds from its Second Lien Term Loan to repay outstanding indebtedness and pay associated transaction expenses. Legacy used subsequent draws to fund the Acceleration Payment as defined in Note 4. As of December 31, 2017, there was $205.0 million drawn under the Second Lien Term Loan. The Second Lien Term Loans under the Second Lien Term Loan Credit Agreement will be issued with an upfront fee of 2% and bear interest at a rate of 12.00% per annum payable quarterly in cash or, prior to the 18 month anniversary of the Second Lien Term Loan Credit Agreement, Legacy may elect to pay in kind up to 50% of the interest payable. The Second Lien Term Loans may be used for general corporate purposes and for the repayment of outstanding indebtedness, in any case as may be approved by GSO. For the first 24 months following the effective date of the Term Loan Credit Agreement, GSO may not assign more than 49% of the Second Lien Term Loans without the Partnership’s consent. The Second Lien Term Loan Credit Agreement matures on August 31, 2021; provided, however, that, if on July 1, 2020, Legacy has greater than or equal to a face amount of $15.0 million of Senior Notes that were outstanding on the date the Second Lien Term Loan Credit Agreement was entered into or any other senior notes with a maturity date that is earlier than August 31, 2021, the Second Lien Term Loan Credit Agreement will mature on August 1, 2020. The Second Lien Term Loan Credit Agreement contains customary prepayment provisions and make-whole premiums.

The Second Lien Term Loan Credit Agreement was amended on January 5, 2018. See Note 15 for further discussion.

The Second Lien Term Loan Credit Agreement also contains covenants that, among other things, require us to maintain specified ratios or conditions as follows:

•

not permit, as of the last day of the fiscal quarter, the ratio of the sum of (i) PDP PV-10, (ii) the net mark to market value of Legacy’s swap agreements and (iii) Legacy’s cash and cash equivalents to Secured Debt to be less than (i) 0.85 to 1.00 through and including the fiscal quarter ended December 31, 2018 and (ii) 1.00 to 1.00 thereafter;

•

not permit, as of the last day of any fiscal quarter beginning with the fiscal quarter ending December 31, 2018, Legacy’s ratio of Secured Debt as of such day to EBITDA for the four fiscal quarters then ending to be greater than 4.50 to 1.00;

•

within a certain period of time after the date of the Second Lien Term Loan Credit Agreement, enter into hedging transactions covering at least 75% of the projected oil and natural gas production from proved developed producing oil and gas properties for each month until the two year anniversary of the Second Lien Term Loan Credit Agreement;

•

Legacy is required to mortgage 95% of the total value of all of its Oil and Gas Properties set forth in the most recently evaluated Reserve Report and grant a mortgage on certain identified undeveloped acreage in the Permian Basin; and

•	require us to grant a perfected security interest in its cash and securities accounts, subject to certain customary exceptions.

All capitalized terms used but not defined in the foregoing description have the meaning assigned to them in the Second Lien Term Loan Credit Agreement.

At December 31, 2017, Legacy was in compliance with all covenants contained in the Second Lien Term Loan Credit Agreement.

For the year ended December 31, 2017, Legacy incurred interest expense of $15.0 million under the Second Lien Term Loan Credit Agreement.

8% Senior Notes Due 2020

On December 4, 2012, Legacy and its 100% owned subsidiary Legacy Reserves Finance Corporation completed a private placement offering to eligible purchasers of an aggregate principal amount of $300.0 million of Legacy’s 8% Senior Notes due 2020 (the “2020 Senior Notes”), which were subsequently registered through a public exchange offer that closed on January 8, 2014. The 2020 Senior Notes were issued at 97.848% of par.

Legacy has the option to redeem the 2020 Senior Notes, in whole or in part, at any time on or after December 1, 2016, at the specified redemption prices set forth below together with any accrued and unpaid interest, if any, to the date of redemption if redeemed during the twelve-month period beginning on December 1 of the years indicated below.

Year	Percentage
2017	102.000%
2018	100.000%

Legacy may be required to offer to repurchase the 2020 Senior Notes at a purchase price of 101% of the principal amount, plus accrued and unpaid interest, if any, to the redemption date, in the event of a change of control as defined by the indenture. Legacy and Legacy Reserves Finance Corporation’s obligations under the 2020 Senior Notes are guaranteed by its 100% owned subsidiaries Legacy Reserves Operating GP LLC, Legacy Reserves Operating LP, Legacy Reserves Services, Inc., Legacy Reserves Energy Services LLC, Dew Gathering

LLC and Pinnacle Gas Treating LLC, which constitute all of Legacy’s wholly-owned subsidiaries other than Legacy Reserves Finance Corporation. In the future, the guarantees may be released or terminated under the following circumstances: (i) in connection with any sale or other disposition of all or substantially all of the properties of the guarantor; (ii) in connection with any sale or other disposition of sufficient capital stock of the guarantor so that it no longer qualifies as Legacy’s Restricted Subsidiary (as defined in the indenture); (iii) if designated to be an unrestricted subsidiary; (iv) upon legal defeasance, covenant defeasance or satisfaction and discharge of the indenture; (v) upon the liquidation or dissolution of the guarantor provided no default or event of default has occurred or is occurring; (vi) at such time the guarantor does not have outstanding guarantees of its, or any other guarantor’s, other debt; or (vii) upon merging into, or transferring all of its properties to Legacy or another guarantor and ceasing to exist. Refer to Note 14—Subsidiary Guarantors for further details on Legacy’s guarantors.

The indenture governing the 2020 Senior Notes limits Legacy’s ability and the ability of certain of its subsidiaries to (i) sell assets; (ii) pay distributions on, repurchase or redeem equity interests or purchase or redeem Legacy’s subordinated debt, provided that such subsidiaries may pay dividends to the holders of their equity interests (including Legacy) and Legacy may pay distributions to the holders of its equity interests subject to the absence of certain defaults, the satisfaction of a fixed charge coverage ratio test and so long as the amount of such distributions does not exceed the sum of available cash (as defined in the partnership agreement) at Legacy, net proceeds from the sales of certain securities and return of or reductions to capital from restricted investments; (iii) make certain investments; (iv) incur or guarantee additional indebtedness or issue preferred units; (v) create or incur certain liens; (vi) enter into agreements that restrict distributions or other payments from certain of its subsidiaries to Legacy; (vii) consolidate, merge or transfer all or substantially all of Legacy’s assets; (viii) engage in certain transactions with affiliates; (ix) create unrestricted subsidiaries; and (x) engage in certain business activities. These covenants are subject to a number of important exceptions and qualifications. If at any time when the 2020 Senior Notes are rated investment grade by each of Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Services and no Default (as defined in the indenture) has occurred and is continuing, many of such covenants will terminate and Legacy and its subsidiaries will cease to be subject to such covenants. Further, if the lenders under Legacy’s Credit Agreement were to accelerate the indebtedness under Legacy’s Credit Agreement as a result of a default, such acceleration could cause a cross-default of all of the 2020 Senior Notes and permit the holders of such notes to accelerate the maturities of such indebtedness.

The indenture also includes customary events of default. As of the December 31, 2017, the Partnership was in compliance with all covenants of the 2020 Senior Notes.

Interest is payable on June 1 and December 1 of each year.

During the year ended December 31, 2016, Legacy repurchased a face amount of $52.0 million of its 2020 Senior Notes on the open market. Legacy treated these repurchases as an extinguishment of debt. Accordingly, Legacy recognized a gain for the difference between (1) the face amount of the 2020 Senior Notes repurchased net of the unamortized portion of both the original issuer’s discount and issuance costs and (2) the repurchase price.

On June 1, 2016, Legacy exchanged 2,719,124 units representing limited partner interests in the Partnership for $15.0 million of face amount of its outstanding 2020 Senior Notes. Legacy treated this exchange as an extinguishment of debt. Accordingly, Legacy recognized a gain for the difference between (1) the face amount of the 2020 Senior Notes repurchased net of the unamortized portion of both the original issuer’s discount and issuance costs and (2) the fair value of the units issued in the exchange based on the closing price on June 1, 2016.

6.625% Senior Notes Due 2021

On May 28, 2013, Legacy and its 100% owned subsidiary Legacy Reserves Finance Corporation completed a private placement offering to eligible purchasers of an aggregate principal amount of $250 million of Legacy’s

6.625% Senior Notes due 2021 (the “2021 Senior Notes”), which were subsequently registered through a public exchange offer that closed on March 18, 2014. The 2021 Senior Notes were issued at 98.405% of par.

On May 13, 2014, Legacy and its 100% owned subsidiary Legacy Reserves Finance Corporation completed a private placement offering to eligible purchasers of an aggregate principal amount of an additional $300 million of the 6.625% 2021 Senior Notes. These 2021 Senior Notes were issued at 99% of par.

The terms of the 2021 Senior Notes, including details related to Legacy’s guarantors, are substantially identical to the terms of the 2020 Senior Notes with the exception of the maturity date, interest rate and redemption provisions noted below. Legacy will have the option to redeem the 2021 Senior Notes, in whole or in part, at any time on or after June 1, 2017, at the specified redemption prices set forth below together with any accrued and unpaid interest, if any, to the date of redemption if redeemed during the twelve-month period beginning on June 1 of the years indicated below.

Year	Percentage
2017	103.313%
2018	101.656%
2019 and thereafter	100.000%

Legacy may be required to offer to repurchase the 2021 Senior Notes at a purchase price of 101% of the principal amount, plus accrued and unpaid interest, if any, to the redemption date, in the event of a change of control as defined by the indenture. Legacy and Legacy Reserves Finance Corporation’s obligations under the 2021 Senior Notes are guaranteed by the same parties and on the same terms as Legacy’s 2020 Senior Notes discussed above. Further, if the lenders under Legacy’s Credit Agreement were to accelerate the indebtedness under Legacy’s Credit Agreement as a result of a default, such acceleration could cause a cross-default of all of the 2021 Senior Notes and permit the holders of such notes to accelerate the maturities of such indebtedness.

As of December 31, 2017, the Partnership was in compliance with all covenants of the 2021 Senior Notes.

Interest is payable on June 1 and December 1 of each year.

On December 31, 2017, Legacy entered into an agreement to repurchase a face amount of $187.1 million of its 2021 Senior Notes from certain holders in a single transaction. The transaction was funded on January 5, 2018 and will therefore be recognized in 2018. Legacy will treat this repurchase as an extinguishment of debt. Accordingly, Legacy will recognize a gain for the difference between (1) the face amount of the 2021 Senior Notes repurchased net of the unamortized portion of both the original issuer’s discount and issuance costs and (2) the repurchase price. See Note 15 for further discussion.

During the year ended December 31, 2016, Legacy repurchased a face amount of $117.3 million of its 2021 Senior Notes on the open market. Legacy treated these repurchases as an extinguishment of debt. Accordingly, Legacy recognized a gain for the difference between (1) the face amount of the 2021 Senior Notes repurchased net of the unamortized portion of both the original issuer’s discount and issuance costs and (2) the repurchase price.

For the year ended December 31, 2017, Legacy paid $47.3 million of cash interest expense for the 2020 Senior Notes and 2021 Senior Notes.

(4)	Acquisitions

Asset Acquisition

On August 1, 2017, Legacy made a payment in the amount of $141 million (the “Acceleration Payment”) in connection with its First Amended and Restated Development Agreement (the “Restated Agreement”) with

Jupiter JV, LP (“Jupiter”). The Acceleration Payment caused the reversion to Legacy of additional working interests in all wells and associated personal property and infrastructure (collectively, the “Wells”) and all undeveloped assets subject to the Restated Agreement. The transaction was accounted for as an asset acquisition in accordance with ASU 2017-01. Therefore, the acquired interests were recorded based upon the cash consideration paid, with all value assigned to proved oil and natural gas properties.

Anadarko Acquisitions

On July 31, 2015, Legacy purchased (1) 100% of the issued and outstanding limited liability company membership interests in Dew Gathering LLC, which owns directly and indirectly natural gas gathering and processing assets in Anderson, Freestone, Houston, Leon, Limestone and Robertson Counties, Texas (the “WGR Acquisition”) from WGR Operating LP (“WGR”) for a net purchase price of $96.7 million, and (2) various oil and natural gas properties and associated production assets (the “Anadarko E&P Acquisition,” together with the WGR Acquisition, the “Anadarko Acquisitions”) from Anadarko E&P Onshore LLC (“Anadarko”) for a net purchase price of $337.2 million. The purchase prices were financed with borrowings under Legacy’s revolving credit facility. The effective date of these purchases was April 1, 2015. The operating results from the Anadarko Acquisitions have been included from their acquisition on July 31, 2015. During the year ended December 31, 2015, Legacy incurred acquisition costs, recorded in general and administrative expense, of approximately $2.4 million related to the Anadarko Acquisitions and other acquisitions.

The allocation of the purchase price to the fair value of the acquired assets and liabilities assumed was as follows (in thousands):

Proved oil and natural gas properties including related equipment	$461,306
Future abandonment costs	(27,351)

Fair value of net assets acquired	$433,955

Pro Forma Operating Results

The following table reflects the unaudited pro forma results of operations as though the Anadarko Acquisitions had occurred on January 1, 2014. The pro forma amounts are not necessarily indicative of the results that may be reported in the future:

Year Ended December 31, 2015
(In thousands)
Revenues	$380,619

Net loss attributable to unitholders	$(713,364)

Loss per unit—basic and diluted	$(10.35)

Units used in computing loss per unit:
Basic	68,928

Diluted	68,928

(5)	Related Party Transactions

Blue Quail Energy Services, LLC (“Blue Quail”), a company specializing in water transfer services, is an affiliate of Moriah Energy Services LLC, an entity which Cary D. Brown and Dale A. Brown, directors of Legacy, are principals. Legacy has contracted with Blue Quail to provide water transfer services and paid $9,758, $98,297 and $382,629 in 2017, 2016 and 2015, respectively to Blue Quail for such services.

In mid-2015 Legacy performed a technical evaluation of a potential acquisition and, based on such evaluation and Legacy’s business model, subsequently decided not to pursue such acquisition. In September 2015, Moriah Powder River LLC, an oil and natural gas exploration and production company which Cary D. Brown and Dale Brown indirectly control, decided to pursue such opportunity and paid Legacy a one-time expense reimbursement of $500,000 to utilize Legacy’s prior technical work product.

(6)	Commitments and Contingencies

From time to time Legacy is a party to various legal proceedings arising in the ordinary course of business. While the outcome of lawsuits cannot be predicted with certainty, Legacy is not currently a party to any proceeding that it believes could have a potential material adverse effect on its financial condition, results of operations or cash flows.

Legacy is subject to numerous laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. To the extent laws are enacted or other governmental action is taken that restricts drilling or imposes environmental protection requirements that result in increased costs to the oil and natural gas industry in general, the business and prospects of Legacy could be adversely affected.

Legacy has employment agreements and retention bonus agreements with its officers and certain other employees. The employment agreements with its officers specify that if the officer is terminated by Legacy for other than cause or following a change in control, the officer shall receive severance pay ranging from 24 to 36 months’ salary plus bonus and COBRA benefits, respectively. The retention bonus agreements provide for fixed bonus amounts to be paid to employees contingent upon various criteria including their continuous employment or a change in control.

(7)	Business and Credit Concentrations

Cash

Legacy maintains its cash in bank deposit accounts, which, at times, may exceed federally insured amounts. Legacy has not experienced any losses in such accounts. Legacy believes it is not exposed to any significant credit risk on its cash.

Revenue and Accounts Receivable

Substantially all of Legacy’s accounts receivable result from oil and natural gas sales or joint interest billings to third parties in the oil and natural gas industry. This concentration of customers and joint interest owners may impact Legacy’s overall credit risk in that these entities may be similarly affected by changes in economic and other conditions. Historically, Legacy has not experienced significant credit losses on such receivables. No bad debt expense was recorded in 2017, 2016 or 2015. Legacy cannot ensure that such losses will not be realized in the future. A listing of oil and natural gas purchasers exceeding 10% of Legacy’s sales is presented in Note 10.

Commodity Derivatives

Due to the volatility of oil and natural gas prices, Legacy periodically enters into price-risk management transactions (e.g., swaps, enhanced swaps, costless collars or three-way collars) for a portion of its oil and natural gas production to achieve a more predictable cash flow, as well as to reduce exposure from price fluctuations. Legacy values these transactions at fair value on a recurring basis (Note 8). As of December 31, 2017, Legacy’s commodity derivative transactions have a fair value favorable to the Partnership of $6.3 million, collectively. Legacy enters into commodity derivative transactions with entities which Legacy’s management believes are creditworthy. In addition, Legacy reviews and assesses the creditworthiness of these institutions on a routine basis.

(8)	Fair Value Measurements

Fair value is defined as the price that would be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements are classified and disclosed in one of the following categories:

Level 1:

Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Legacy considers active markets as those in which transactions for the assets or liabilities occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:

Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability. This category includes those derivative instruments that Legacy values using observable market data. Substantially all of these inputs are observable in the marketplace throughout the term of the derivative instrument, can be derived from observable data, or are supported by observable levels at which transactions are executed in the marketplace. Instruments in this category include non-exchange traded derivatives such as over-the-counter commodity price swaps and collars and interest rate swaps as well as long-term incentive plan liabilities calculated using the Black-Scholes model to estimate the fair value as of the measurement date.

Level 3:

Measured based on prices or valuation models that require inputs that are both significant to the fair value measurement and less observable from objective sources (i.e. supported by little or no market activity). Legacy’s valuation models are primarily industry standard models that consider various inputs including: (a) quoted forward prices for commodities, (b) time value, and (c) current market and contractual prices for the underlying instruments, as well as other relevant economic measures. Level 3 instruments currently are limited to Midland-Cushing crude oil differential swaps. Although Legacy utilizes third party broker quotes to assess the reasonableness of its prices and valuation techniques, Legacy does not have sufficient corroborating evidence to support classifying these assets and liabilities as Level 2.

Financial assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. Legacy’s assessment of the significance of a particular input to the fair value measurement requires judgment, and may affect the valuation of the fair value of assets and liabilities and their placement within the fair value hierarchy levels.

Fair Value on a Recurring Basis

The following table sets forth by level within the fair value hierarchy Legacy’s financial assets and liabilities that were accounted for at fair value on a recurring basis as of December 31, 2017 and 2016:

	Fair Value Measurements Using
Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Carrying Value as of
	(In thousands)
LTIP liability(a)	$—	$(1,947)	$—	$(1,947)
Oil and natural gas derivatives	—	11,406	(5,088)	6,318
Interest rate swaps	—	2,117	—	2,117
Total as of December 31, 2017	$—	$11,576	$(5,088)	$6,488
LTIP liability(a)	—	(224)	—	(224)
Oil and natural gas derivatives	—	12,690	8	12,698
Interest rate swaps	—	183	—	183
Total as of December 31, 2016	$—	$12,649	$8	$12,657

(a)

See Note 13 for further discussion on unit-based compensation expenses related to the LTIP liability for certain grants accounted for under the liability method and included in other current liabilities in the accompanying consolidated balance sheet.

Legacy estimates the fair values of its commodity swaps based on published forward commodity price curves for the underlying commodities as of the date of the estimate for those commodities for which published forward pricing is readily available. For those commodity derivatives for which forward commodity price curves are not readily available, Legacy estimates, with the assistance of third-party pricing experts, the forward curves as of the date of the estimate. Legacy validates the data provided by third parties by understanding the pricing models used, obtaining market values from other pricing sources, analyzing pricing data in certain situations and confirming, where applicable, that those securities trade in active markets. Legacy estimates the option value of puts and calls combined into hedges, including costless collars, three-way collars and enhanced swaps using an option pricing model which takes into account market volatility, market prices, contract parameters and discount rates based on published LIBOR rates and interest swap rates. Due to the lack of an active market for periods beyond one-month from the balance sheet date for Legacy’s oil price differential swaps, Legacy has reviewed historical differential prices and known economic influences to estimate a reasonable forward curve of future pricing scenarios based upon these factors. In order to estimate the fair value of its interest rate swaps, Legacy uses a yield curve based on money market rates and interest rate swaps, extrapolates a forecast of future interest rates, estimates each future cash flow, derives discount factors to value the fixed and floating rate cash flows of each swap, and then discounts to present value all known (fixed) and forecasted (floating) swap cash flows. Curve building and discounting techniques used to establish the theoretical market value of interest bearing securities are based on readily available money market rates and interest swap market data. The determination of the fair values above incorporates various factors including the impact of Legacy’s non-performance risk and the credit standing of the counterparties involved in the Partnership’s derivative contracts. The risk of nonperformance by the Partnership’s counterparties is mitigated by the fact that enters into derivative transactions with entities which Legacy’s management believes are creditworthy. In addition, Legacy routinely monitors the creditworthiness of its counterparties. As the factors described above are based on significant assumptions made by management, these assumptions are the most sensitive to change.

The following table sets forth a reconciliation of changes in the fair value of financial assets and liabilities classified as Level 3 in the fair value hierarchy:

	Significant Unobservable Inputs (Level 3)
	December 31,
	2017	2016	2015
	(In thousands)
Beginning balance	$8	$(4,493)	$555
Total gains (losses)	(5,073)	253	(10,029)
Settlements	(23)	4,248	4,981

Ending balance	(5,088)	8	(4,493)

Gains (losses) included in earnings relating to derivatives still held as of December 31, 2017, 2016 and 2015	$(5,088)	$68	$(4,493)

During periods of market disruption, including periods of volatile oil and natural gas prices, rapid credit contraction or illiquidity, it may be difficult to value certain of the Partnerships’ derivative instruments if trading becomes less frequent and/or market data becomes less observable. There may be certain asset classes that were in active markets with observable data that become illiquid due to changes in the financial environment. In such cases, more derivative instruments may fall to Level 3 and thus require more subjectivity and management judgment. As such, valuations may include inputs and assumptions that are less observable or require greater estimation as well as valuation methods which are more sophisticated or require greater estimation thereby resulting in valuations with less certainty. Further, rapidly changing commodity and unprecedented credit and equity market conditions could materially impact the valuation of derivative instruments as reported within Legacy’s consolidated financial statements and the period-to-period changes in value could vary significantly. Decreases in value may have a material adverse effect on Legacy’s results of operations or financial condition.

Fair Value on a Non-Recurring Basis

Nonfinancial assets and liabilities measured at fair value on a non-recurring basis include certain nonfinancial assets and liabilities as may be acquired in a business combination, measurements of oil and natural gas property impairments, and the initial recognition of asset retirement obligations, for which fair value is used. These asset retirement obligation (“ARO”) estimates are derived from historical costs as well as management’s expectation of future cost environments. As there is no corroborating market activity to support the assumptions used, Legacy has designated these measurements as Level 3. A reconciliation of the beginning and ending balances of Legacy’s ARO is presented in Note 11.

Nonrecurring fair value measurements of proved oil and natural gas properties during the years ended December 31, 2017 and 2016 consist of:

Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
	(In thousands)
2017
Impairment(a)	$—	$—	$31,850

2016
Impairment(a)	$—	$—	$60,729
Acquisitions(b)	$—	$—	$11,998

(a)

Legacy periodically reviews oil and natural gas properties for impairment when facts and circumstances indicate that their carrying value may not be recoverable. During the year ended December 31, 2017,

Legacy incurred impairment charges of $37.3 million as oil and natural gas properties with a net cost basis of $69.1 million were written down to their fair value of $31.8 million. During the year ended December 31, 2016, Legacy incurred impairment charges of $61.8 million as oil and natural gas properties with a net cost basis of $122.5 million were written down to their fair value of $60.7 million. In order to determine whether the carrying value of an asset is recoverable, Legacy compares net capitalized costs of proved oil and natural gas properties to estimated undiscounted future net cash flows using management’s expectations of future oil and natural gas prices. These future price scenarios reflect Legacy’s estimation of future price volatility. If the net capitalized cost exceeds the undiscounted future net cash flows, Legacy writes the net cost basis down to the discounted future net cash flows, which is management’s estimate of fair value. Significant inputs used to determine the fair value include estimates of: (i) reserves; (ii) future operating and development costs; (iii) future commodity prices; and (iv) a market-based weighted average cost of capital rate. The underlying commodity prices embedded in the Company’s estimated cash flows are the product of a process that begins with NYMEX forward curve pricing, adjusted for estimated location and quality differentials, as well as other factors that Legacy’s management believes will impact realizable prices. The inputs used by management for the fair value measurements utilized in this review include significant unobservable inputs, and therefore, the fair value measurements employed are classified as Level 3 for these types of assets.

(b)

Legacy records the fair value of assets and liabilities acquired in business combinations. During the year ended December 31, 2016, Legacy acquired oil and natural gas properties with a fair value of $12.0 million in 3 immaterial transactions, both individually and in the aggregate. Properties acquired are recorded at fair value, which correlates to the discounted future net cash flow. Significant inputs used to determine the fair value include estimates of: (i) reserves; (ii) future operating and development costs; (iii) future commodity prices; and (iv) a market-based weighted average cost of capital rate. The underlying commodity prices embedded in the Company’s estimated cash flows are the product of a process that begins with NYMEX forward curve pricing, adjusted for estimated location and quality differentials, as well as other factors that Legacy’s management believes will impact realizable prices. For acquired unproved properties, the market-based weighted average cost of capital rate is subjected to additional project specific risking factors. The inputs used by management for the fair value measurements of these acquired oil and natural gas properties include significant unobservable inputs, and therefore, the fair value measurements employed are classified as Level 3 for these types of assets.

(9)	Derivative Financial Instruments

Commodity derivative transactions

Due to the volatility of oil and natural gas prices, Legacy periodically enters into price-risk management transactions (e.g., swaps, enhanced swaps or collars) for a portion of its oil and natural gas production to achieve a more predictable cash flow, as well as to reduce exposure from price fluctuations. While the use of these arrangements limits Legacy’s ability to benefit from increases in the prices of oil and natural gas, it also reduces Legacy’s potential exposure to adverse price movements. Legacy’s arrangements, to the extent it enters into any, apply to only a portion of its production, provide only partial price protection against declines in oil and natural gas prices and limit Legacy’s potential gains from future increases in prices. None of these instruments are used for trading or speculative purposes.

These derivative instruments are intended to mitigate a portion of Legacy’s price-risk and may be considered hedges for economic purposes, but Legacy has chosen not to designate them as cash flow hedges for accounting purposes. Therefore, all derivative instruments are recorded on the balance sheet at fair value with changes in fair value being recorded in current period earnings.

By using derivative instruments to mitigate exposures to changes in commodity prices, Legacy exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes Legacy, which creates credit risk. Legacy minimizes the credit or repayment risk in derivative instruments by entering into transactions with high-quality counterparties.

The following table sets forth a reconciliation of the changes in fair value of Legacy’s commodity derivatives for the years ended December 31, 2017, 2016, and 2015.

	December 31,
	2017	2016	2015
	(In thousands)
Beginning fair value of commodity derivatives	$12,698	$118,427	$153,099
Total gain (loss) crude oil derivatives	(15,325)	(9,410)	25,715
Total gain (loss) natural gas derivatives	33,101	(31,814)	72,538
Crude oil derivative cash settlements paid (received)	(11,840)	(37,464)	(91,953)
Natural gas derivative cash settlements received	(12,316)	(27,041)	(40,972)

Ending fair value of commodity derivatives	$6,318	$12,698	$118,427

Certain of our commodity derivatives and interest rate derivatives are presented on a net basis on the Consolidated Balance Sheets. The following table summarizes the gross fair values of our derivative instruments, presenting the impact of offsetting the derivative assets and liabilities on our Consolidated Balance Sheets as of the dates indicated below (in thousands):

	December 31, 2017
	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Consolidated Balance Sheets	Net Amounts Presented in the Consolidated Balance Sheets
	(In thousands)
Offsetting Derivative Assets:
Commodity derivatives	$34,070	$(8,664)	$25,406
Interest rate derivatives	2,118	(1)	2,117

Total derivative assets	$36,188	$(8,665)	$27,523

Offsetting Derivative Liabilities:
Commodity derivatives	$(27,752)	$8,664	$(19,088)
Interest rate derivatives	(1)	1	—

Total derivative liabilities	$(27,753)	$8,665	$(19,088)

	December 31, 2016
	Gross Amounts of Recognized Assets	Gross Amounts Offset in the Consolidated Balance Sheets	Net Amounts Presented in the Consolidated Balance Sheets
	(In thousands)
Offsetting Derivative Assets:
Commodity derivatives	$56,103	$(30,648)	$25,455
Interest rate derivatives	1,328	(68)	1,260

Total derivative assets	$57,431	$(30,716)	$26,715

Offsetting Derivative Liabilities:
Commodity derivatives	$(43,405)	$30,648	$(12,757)
Interest rate derivatives	(1,145)	68	(1,077)
Total derivative liabilities	$(44,550)	$30,716	$(13,834)

As of December 31, 2017, Legacy had the following NYMEX WTI crude oil swaps paying floating prices and receiving fixed prices for a portion of its future oil production as indicated below:

Calendar Year	Volumes (Bbls)	Average Price per Bbl	Price Range per Bbl
2018	2,664,500	$53.54	$51.20—$58.04

As of December 31, 2017, Legacy had the following Midland-to-Cushing crude oil differential swaps paying a floating differential and receiving a fixed differential for a portion of its future oil production as indicated below:

Time Period	Volumes (Bbls)	Average Price per Bbl	Price Range per Bbl
2018	4,015,000	$(1.13)	$(1.25)—$(0.80)
2019	730,000	$(1.15)	$(1.15)

As of December 31, 2017, Legacy had the following NYMEX WTI crude oil costless collars that combine a long put with a short call as indicated below:

Time Period	Volumes (Bbls)	Average Long Put Price per Bbl	Average Short Call Price per Bbl
2018	1,551,250	$47.06	$60.29

As of December 31, 2017, Legacy had the following NYMEX WTI crude oil enhanced swap contracts that combine a short put, a long put and a fixed-price swap as indicated below:

Calendar Year	Volumes (Bbls)	Average Long Put Price per Bbl	Average Short Put Price per Bbl	Average Swap Price per Bbl
2018	127,750	$57.00	$82.00	$90.50

As of December 31, 2017, Legacy had the following NYMEX Henry Hub natural gas swaps paying floating natural gas prices and receiving fixed prices for a portion of its future natural gas production as indicated below:

Calendar Year	Volumes (MMBtu)	Average Price per MMBtu	Price Range per MMBtu
2018	36,200,000	$3.23	$3.04—$3.39
2019	25,800,000	$3.36	$3.29—$3.39

Interest rate derivative transactions

Due to the volatility of interest rates, Legacy periodically enters into interest rate risk management transactions in the form of interest rate swaps for a portion of its outstanding debt balance. These transactions allow Legacy to reduce exposure to interest rate fluctuations. While the use of these arrangements limits Legacy’s ability to benefit from decreases in interest rates, it also reduces Legacy’s potential exposure to increases in interest rates. Legacy’s arrangements, to the extent it enters into any, apply to only a portion of its outstanding debt balance, provide only partial protection against interest rate increases and limit Legacy’s potential savings from future interest rate declines. It is never management’s intention to hold or issue derivative instruments for speculative trading purposes. Conditions sometimes arise where actual borrowings are less than notional amounts hedged which has and could result in overhedged amounts.

Legacy does not designate these derivatives as cash flow hedges, even though they reduce its exposure to changes in interest rates. Therefore, the mark-to-market of these instruments is recorded in current earnings and classified as a component of interest expense. The total impact on interest expense from the mark-to-market and settlements was as follows:

	December 31,
	2017	2016	2015
	(In thousands)
Beginning fair value of interest rate swaps	$183	$(362)	$(2,080)
Total gain (loss) on interest rate swaps	1,168	(2,108)	(1,548)
Cash settlements paid	766	2,653	3,266

Ending fair value of interest rate swaps	$2,117	$183	$(362)

The table below summarizes the interest rate swap assets and liabilities as of December 31, 2017.

Notional Amount	Weighted Average Fixed Rate	Effective Date	Maturity Date	Estimated Fair Market Value at December 31, 2017
	(Dollars in thousands)
$235,000	1.363%	9/1/2015	9/1/2019	$2,117

Total fair value of interest rate derivatives				$2,117

(10)	Sales to Major Customers

For the year ended December 31, 2017, Legacy sold oil, NGL and natural gas production representing 10% or more of total revenues to the purchaser as detailed in the table below. For the years ended December 31, 2016 and 2015, Legacy did not sell oil, NGL or natural gas production representing 10% or more of total revenue to any one customer.

	2017	2016	2015
Plains Marketing, LP	10%	6%	7%

(11)	Asset Retirement Obligation

An asset retirement obligation (“ARO”) associated with the retirement of a tangible long-lived asset is recognized as a liability in the period in which it is incurred and becomes determinable. When liabilities for dismantlement and abandonment costs, excluding salvage values, are initially recorded, the carrying amount of the related oil and natural gas properties is increased. The fair value of the additions to the ARO asset and liability is estimated using valuation techniques that convert future cash flows to a single discounted amount. Significant inputs to the valuation include estimates of: (i) plug and abandon costs per well based on existing regulatory requirements; (ii) remaining life per well; (iii) future inflation factors; and (iv) a credit-adjusted risk-free interest rate. These inputs require significant judgments and estimates by the Partnership’s management at the time of the valuation and are the most sensitive and subject to change. Accretion of the liability is recognized each period using the interest method of allocation, and the capitalized cost is depleted using the units of production method. Should either the estimated life or the estimated abandonment costs of a property change materially upon Legacy’s periodic review, a new calculation is performed using the same methodology of taking the abandonment cost and inflating it forward to its abandonment date and then discounting it back to the present using Legacy’s credit-adjusted-risk-free rate. The carrying value of the ARO is adjusted to the newly calculated value, with a corresponding offsetting adjustment to the asset retirement cost. When obligations are relieved by sale of the property or plugging and abandoning the well, the related liability and asset costs are removed from Legacy’s balance sheet. Any difference in the cost to plug and the related liability is recorded as a gain or loss on Legacy’s statement of operations in the disposal of assets line item.

The following table reflects the changes in the ARO during the years ended December 31, 2017, 2016 and 2015.

	December 31,
	2017	2016	2015
	(In thousands)
Asset retirement obligation—beginning of period	$272,148	$286,405	$226,525
Liabilities incurred with properties acquired	62	24	60,526
Liabilities incurred with properties drilled	39	1	92
Liabilities settled during the period	(1,891)	(2,351)	(2,615)
Liabilities associated with properties sold	(8,464)	(24,605)	(9,386)
Current period accretion	12,792	12,674	11,263

Asset retirement obligation—end of period	$274,686	$272,148	$286,405

Each year the Partnership reviews and, to the extent necessary, revises its ARO estimates. During 2015, 2016 and 2017, no revisions of previous estimates were deemed necessary.

(12)	Partners’ Equity

As of December 31, 2017, 2,300,000 of Legacy’s 8% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (the “Series A Preferred Units”) were outstanding.

As of December 31, 2017, 7,200,000 of Legacy’s 8.00% Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (the “Series B Preferred Units”) were outstanding.

Distributions on the Series A Preferred Units and Series B Preferred Units (collectively, the “Preferred Units”) are cumulative from the date of original issue and will be payable monthly in arrears on the 15th day of each month of each year, when, as and if declared by the board of directors of the Partnership’s general partner. Distributions on the Series A Preferred Units will be payable from, and including, the date of the original issuance to, but not including April 15, 2024 at an initial rate of 8.00% per annum of the stated liquidation preference. Distributions on the Series B Preferred Units will be payable from, and including, the date of the original issuance to, but not including June 15, 2024 at an initial rate of 8.00% per annum of the stated liquidation preference. Distributions accruing on and after April 15, 2024 for the Series A Preferred Units and June 15, 2024 for the Series B Preferred Units will accrue at an annual rate equal to the sum of (a) three-month LIBOR as calculated on each applicable date of determination and (b) 5.24% for Series A Preferred Units and 5.26% for Series B Preferred Units, based on the $25.00 liquidation preference per preferred unit.

At any time on or after April 15, 2019 or June 15, 2019, Legacy may redeem the Series A Preferred Units or Series B Preferred Units, respectively, in whole or in part at a redemption price of $25.00 per Preferred Unit plus an amount equal to all accumulated and unpaid distributions thereon through and including the date of redemption, whether or not declared. Legacy may also redeem the Preferred Units in the event of a change of control.

The Series A Preferred Units and the Series B Preferred Units trade on the NASDAQ Global Select Market under the symbols “LGCYP” and “LGCYO,” respectively.

On January 21, 2016, Legacy announced that its general partner suspended monthly cash distribution for both its Series A Preferred Units and its Series B Preferred Units. As of December 31, 2017, $3.92 of distributions per unit were in arrears, representing a total cumulative arrearage of approximately $37.2 million.

Incentive Distribution Units

On June 4, 2014, Legacy issued 300,000 Incentive Distribution Units to WPX Energy Rocky Mountain, LLC (“WPX”) as part of the Piceance Acquisition. The Incentive Distribution Units issued to WPX include

100,000 Incentive Distribution Units that immediately vested along with the ability to vest in up to an additional 200,000 Incentive Distribution Units (the “Unvested IDUs”) in connection with any future asset sales or transactions completed with Legacy pursuant to the terms of the IDR Holders Agreement. Incentive Distribution Units that are not issued to WPX or other parties will remain in Legacy’s treasury for the benefit of all limited partners until such time as Legacy may make future issuances of Incentive Distribution Units.

The Incentive Distribution Units represent a right to incremental cash distributions from Legacy after certain target levels of distributions are paid to unitholders, which targets are set above the current levels of Legacy’s distributions to unitholders. As of June 4, 2017, all of the Unvested IDUs had been forfeited pursuant to their terms of issuance.

In addition, the vested and outstanding Incentive Distribution Units held by WPX may be converted by Legacy, subject to applicable conversion factors, into units on a one-for-one basis at any time when Legacy has made a distribution in respect of its units for each of the four full fiscal quarters prior to the delivery of its conversion notice, and the amount of the distribution in respect of the units for the full quarter immediately preceding delivery of its conversion notice was equal to at least $0.90 per unit; and the amount of all distributions during each quarter within the four-quarter period immediately preceding delivery of its conversion notice did not exceed the adjusted operating surplus, as defined in Legacy’s Partnership Agreement, for such quarter. Further, WPX also has the ability to similarly convert any of its vested Incentive Distribution Units beginning three years after June 4, 2014. WPX may not transfer any of the Incentive Distribution Units it holds to any person that is not a controlled affiliate of WPX.

Loss per unit

The following table sets forth the computation of basic and diluted loss per unit:

	Years Ended December 31,
	2017	2016	2015
	(In thousands)
Net loss	$(53,897)	$(55,820)	$(701,541)
Distributions to preferred unitholders	(19,000)	(19,000)	(19,000)
Net loss attributable to unitholders	$(72,897)	$(74,820)	$(720,541)

Weighted average number of units outstanding	72,405	70,605	68,928

Effect of dilutive securities:
Restricted and phantom units	—	—	—

Weighted average units and potential units outstanding	72,405	70,605	68,928

Basic and diluted loss per unit	$(1.01)	$(1.06)	$(10.45)

As of December 31, 2017, 241,373 restricted units and 1,389,773 phantom units were excluded from the calculation of diluted earnings per unit due to their anti-dilutive effect. Additionally, as the conditions for conversion on the Incentive Distribution Units have not been met, they have been excluded from the calculation. As of December 31, 2016, 484,447 restricted units and 1,212,692 phantom units were excluded from the calculation of diluted earnings per unit due to their anti-dilutive effect. As of December 31, 2015, 550,447 restricted units and 862,064 phantom units were excluded from the calculation of diluted earnings per unit due to their anti-dilutive effect.

On December 31, 2017, Legacy entered into a standstill and voting agreement that included the issuance of 3.8 million units. The units were issued on January 5, 2018. See Note 15 for further discussion.

(13)	Unit-Based Compensation

Long Term Incentive Plan

On March 15, 2006, a Long-Term Incentive Plan (as amended, “LTIP”) for Legacy was created and Legacy adopted the LTIP for its employees, consultants and directors, its affiliates and its general partner. The awards under the long-term incentive plan may include unit grants, restricted units, phantom units, unit options and unit appreciation rights (“UARs”). The LTIP permits the grant of awards that may be made or settled in units up to an aggregate of 5,000,000 units. As of December 31, 2017 grants of awards net of forfeitures and, in the case of phantom units, historical exercises covering 3,365,716 units have been made, comprised of 266,014 unit option awards, 989,163 restricted unit awards, 1,389,773 phantom unit awards and 720,766 unit awards. The UAR awards granted under the LTIP may only be settled in cash, and therefore are not included in the aggregate number of units granted under the LTIP. The LTIP is administered by the compensation committee of the board of directors (“Compensation Committee”) of Legacy’s general partner.

The cost of employee services in exchange for an award of equity instruments is measured based on a grant-date fair value of the award (with limited exceptions), and that cost must generally be recognized over the vesting period of the award. However, if an entity that nominally has the choice of settling awards by issuing units predominately settles in cash, or if an entity usually settles in cash whenever an employee asks for cash settlement, the entity is settling a substantive liability rather than repurchasing an equity instrument. Due to Legacy’s historical practice of settling options, UARs and certain phantom unit awards in cash, Legacy accounts for unit options, UARS and certain phantom unit awards by utilizing the liability method. The liability method requires companies to measure the cost of the employee services in exchange for a cash award based on the fair value of the underlying security at the end of each reporting period until settlement. Compensation cost is recognized based on the change in the liability between periods.

Unit Appreciation Rights

A UAR is a notional unit that entitles the holder, upon vesting, to receive cash valued at the difference between the closing price of units on the exercise date and the exercise price, as determined on the date of grant. Because these awards are settled in cash, Legacy accounts for the UARs under the liability method.

During the year ended December 31, 2015, Legacy issued (i) 204,500 UARs to employees which vest ratably over a three-year period and (ii) 96,520 UARs to employees which cliff-vest at the end of a three-year period. Legacy did not issue UARs to employees during the years ended December 31, 2016 and 2017. All of the UARs granted in 2015 expire seven years from the grant date and are exercisable when they vest.

For the years ended December 31, 2017, 2016 and 2015, Legacy recorded compensation (benefit) expense of $(37,240), $223,569 and $(10,713), respectively, due to the changes in the compensation liability related to the above awards based on its use of the Black-Scholes model to estimate the December 31, 2017, 2016 and 2015 fair value of these UARs (see Note 8). As of December 31, 2017, there was a total of $32,662 of unrecognized compensation costs related to the unexercised and non-vested portion of the UARs. At December 31, 2017, this cost was expected to be recognized over a weighted-average period of 0.69 years. Compensation expense is based upon the fair value as of the balance sheet date and is recognized as a percentage of the service period satisfied. Based on historical data, Legacy has assumed a volatility factor of approximately 89% and employed the Black-Scholes model to estimate the December 31, 2017 fair value to be realized as compensation cost based on the percentage of the service period satisfied. Based on historical data, Legacy has assumed an estimated forfeiture rate of 5.6%. The Partnership will adjust the estimated forfeiture rate based upon actual experience. Legacy has assumed an annual distribution rate of $0.00 per unit.

A summary of UAR activity for the year ended December 31, 2017, 2016 and 2015 is as follows:

	Units	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2015	671,229	$26.97
Granted	301,020	6.49
Forfeited	(36,133)	21.07

Outstanding at December 31, 2015	936,116	$20.61	4.91	$—

UARs exercisable at December 31, 2015	372,049	$26.45	3.28	$—

Outstanding at January 1, 2016	936,116	$20.61
Expired	(21,067)	16.07
Forfeited	(30,503)	19.80

Outstanding at December 31, 2016	884,546	$20.75	3.68	$—

UARs exercisable at December 31, 2016	570,369	24.38	2.77	$—

Outstanding at January 1, 2017	884,546	$20.75
Expired	(147,024)	24.50
Forfeited	(15,501)	13.91

Outstanding at December 31, 2017	722,021	$20.13	3.29	$—

UARs exercisable at December 31, 2017	592,522	$23.23	2.99	$—

The following table summarizes the status of the Partnership’s non-vested UARs since January 1, 2017:

	Non-Vested UARs
	Number of Units	Weighted- Average Exercise Price
Non-vested at January 1, 2017	312,510	$14.08
Vested	(167,510)	20.37
Forfeited	(15,501)	13.91

Non-vested at December 31, 2017	129,499	$5.97

Legacy has used a weighted-average risk free interest rate of 2.0% in its Black-Scholes calculation of fair value, which approximates the U.S. Treasury interest rates at December 31, 2017. Expected life represents the period of time that options and UARs are expected to be outstanding and is based on the Partnership’s best estimate. The following table represents the weighted average assumptions used for the Black-Scholes option-pricing model:

	Year Ended December 31,
	2017	2016	2015
Expected life (years)	3.29	4.02	4.91
Annual interest rate	2.0%	1.6%	1.7%
Annual distribution rate per unit	$0.00	$0.00	$0.60
Volatility	89%	87%	59%

Phantom Units

Legacy has also issued phantom units under the LTIP to executive officers. A phantom unit is a notional unit that entitles the holder, upon vesting, to receive either one Partnership unit for each phantom unit or the cash equivalent of a Partnership unit, as stipulated by the form of the grant. Legacy accounts for the phantom units settled in Partnership units under the equity method. Legacy accounts for the phantom units settled in cash under the liability method.

During March 2015, the Compensation Committee approved the award of 341,251 subjective, or service-based, phantom units and 259,998 objective, or performance-based, phantom units to Legacy’s executive officers. During June 2016, the Compensation Committee approved with respect to Paul Horne, and the board of directors of LRGPLLC approved the recommendation of the Compensation Committee with respect to the other executive officers the award of a maximum of 391,674 subjective, or service-based, phantom units that, upon vesting, settle in Partnership units, a maximum of 1,286,930 subjective phantom units that, upon vesting, settle in cash and a maximum of 2,238,138 objective, or performance-based, phantom units to Legacy’s executive officers. During February 2017, the Compensation Committee approved the award to Legacy’s executive officers of a maximum of 396,850 subjective, or service-based, phantom units that, upon vesting, settle in units, a maximum of 793,701 subjective phantom units that, upon vesting, settle in cash and a maximum of 1,587,402 objective, or performance-based, phantom units that, upon vesting, settle in cash.

Compensation expense related to the phantom units and associated DERs was $4.6 million, $3.7 million and $3.4 million for the years ended December 31, 2017, 2016 and 2015, respectively.

Restricted Units

During the year ended December 31, 2015, Legacy issued an aggregate of 381,860 restricted units to both non-executive employees and an executive employee. The restricted units awarded to non-executive employees vest ratably over a three-year period beginning at the date of grant. The restricted units granted to the executive employee vest ratably over a three-year period for a portion of the restricted units, with the remainder vesting in full at the end of a five-year period. During the year ended December 31, 2016, Legacy issued an aggregate of 137,569 restricted units to non-executive employees. The restricted units vest ratably over a three-year period beginning at the date of grant. During the year ended December 31, 2017, did not issue restricted units to any employees. Compensation expense related to restricted units was $1.5 million, $2.7 million and $2.7 million for the years ended December 31, 2017, 2016 and 2015, respectively. As of December 31, 2017, there was a total of $0.9 million of unrecognized compensation costs related to the non-vested portion of these restricted units. At December 31, 2017, this cost was expected to be recognized over a weighted-average period of 1.6 years.

Pursuant to the provisions of ASC 718, Legacy’s issued units as reflected in the accompanying consolidated balance sheet at December 31, 2017, do not include 241,373 units related to unvested restricted unit awards.

Board Units

On June 15, 2015, Legacy granted and issued 11,025 units to each of its five non-employee directors as part of their annual compensation for serving on the board of directors of Legacy’s general partner. The value of each unit was $9.13 at the time of issuance. On May 10, 2016, Legacy granted and issued 39,526 units to each of its six non-employee directors as part of their annual compensation for serving on the board of directors of Legacy’s general partner. The value of each unit was $2.59 at the time of issuance. On May 16, 2017, Legacy granted and issued 47,847 units to each of its six non-employee directors who receive compensation for their service on Legacy’s board of directors as part of their annual compensation for serving on the board of directors of Legacy’s general partner. The value of each unit was $2.04 at the time of issuance. None of these units were subject to vesting. Legacy recognized the expense associated with the unit grants on the date of grant.

(14)	Subsidiary Guarantors

On October 17, 2014, Legacy filed a registration statement on Form S-3 with the Securities and Exchange Commission (“SEC”) to register the issuance and sale of, among other securities, its debt securities, which may be co-issued by Legacy Reserves Finance Corporation. The registration statement also registered guarantees of debt securities by Legacy Reserves Operating GP, LLC, Legacy Reserves Operating LP and Legacy Reserves Services, Inc. The Partnership’s 2020 Senior Notes were issued in a private offering on December 4, 2012 and were subsequently registered through a public exchange offer that closed on January 8, 2014. The Partnership’s 2021 Senior Notes were issued in two separate private offerings on May 28, 2013 and May 8, 2014. $250 million aggregate principal amount of our 2021 Senior Notes were subsequently registered through a public exchange offer that closed on March 18, 2014. The remaining $300 million of aggregate principal amount of our 2021 Senior Notes were subsequently registered through a public exchange offer that closed on February 10, 2015. The 2020 Senior Notes and the 2021 Senior Notes are guaranteed by Legacy’s 100% owned subsidiaries Legacy Reserves Operating GP LLC, Legacy Reserves Operating LP, Legacy Reserves Services, Inc., Legacy Reserves Energy Services LLC, Dew Gathering LLC and Pinnacle Gas Treating LLC, which constitute all of its wholly-owned subsidiaries other than Legacy Reserves Finance Corporation, and certain other future subsidiaries (the “Guarantors,” together with any future 100% owned subsidiaries that guarantee the Partnership’s 2020 Senior Notes and 2021 Senior Notes, the “Subsidiaries”). The Subsidiaries are 100% owned by the Partnership and the guarantees by the Subsidiaries are full and unconditional, except for customary release provisions described in Note 3—Long-Term Debt. The Partnership has no assets or operations independent of the Subsidiaries, and there are no significant restrictions upon the ability of the Subsidiaries to distribute funds to the Partnership. The guarantees constitute joint and several obligations of the Guarantors.

(15)	Subsequent Events

Note Purchase Agreement

On December 31, 2017, Legacy entered into a definitive agreement with certain funds managed by Fir Tree Partners (“Fir Tree”) pursuant to which Legacy acquired $187.0 million of the 6.625% Notes for a price of approximately $132 million with a settlement date of January 5, 2018. Legacy funded the purchase price with borrowings under its Term Loan Credit Agreement, leaving $60.4 million available for borrowing under the Term Loan Credit Agreement as of February 20, 2018. The portion of the purchase price attributable to accrued and unpaid interest was funded with borrowings under Legacy’s Revolving Credit Agreement.

Amendment to Term Loan Credit Agreement

On December 31, 2017, Legacy entered into the Third Amendment to the Term Loan Credit Agreement (the “Third Amendment”) with GSO. Among other items, the Third Amendment increased the total commitment of terms loans under the Term Loan Credit Agreement to $400.0 million, extended the availability of borrowings under the Term Loan Credit Facility to October 26, 2019 and relaxed the asset coverage ratio to 0.85 to 1.00 until the fiscal quarter ended December 31, 2018. The Third Amendment became effective on January 5, 2018.

Standstill and Voting Agreement

On December 31, 2017, Legacy entered into a Standstill and Voting Agreement in which Legacy agreed to pay cash and issue units representing limited partnership interests to certain entities controlled by Fir Tree, in exchange for Fir Tree, among other things, limiting their ability to acquire additional Legacy securities, agreeing to vote the issued units in accordance with the recommendation of the Board of Directors of Legacy’s general partner and generally support Legacy’s actions. Total consideration to Fir Tree of $8.6 million included $2.5 million in cash and 3.8 million units which were valued for accounting purposes at the December 29, 2017 closing price of $1.61 and is recognized as a general and administrative expense in the year ended December 31, 2017. Legacy settled the transaction with the cash payment and issuance of units on January 5, 2018.

LEGACY RESERVES LP

SUPPLEMENTARY INFORMATION

Costs Incurred in Oil and Natural Gas Property Acquisition and Development Activities (Unaudited)

Costs incurred by Legacy in oil and natural gas property acquisition and development are presented below:

	Year Ended December 31,
	2017	2016	2015
	(In thousands)
Development costs	$176,827	$29,499	$36,934
Exploration costs	—	—	—
Acquisition costs:
Proved properties	148,776	11,998	598,693
Unproved properties	14,575	24	2,180

Total acquisition, development and exploration costs	$340,178	$41,521	$637,807

Property acquisition costs include costs incurred to purchase, lease, or otherwise acquire a property. Development costs include costs incurred to gain access to and prepare development well locations for drilling, to drill and equip development wells, and to provide facilities to extract, treat, and gather natural gas. Please see page F-32 for total capitalized costs and associated accumulated depletion.

Net Proved Oil, NGL and Natural Gas Reserves (Unaudited)

The proved oil, NGL and natural gas reserves of Legacy have been estimated by an independent petroleum engineer, LaRoche, as of December 31, 2017, 2016 and 2015. These reserve estimates have been prepared in compliance with the Securities and Exchange Commission rules and accounting standards based on the 12-month unweighted first-day-of-the-month average price for December 31, 2017, 2016 and 2015.

An analysis of the change in estimated quantities of oil and natural gas reserves, all of which are located within the United States, is shown below. The 2017, 2016 and 2015 amounts have been revised to properly reflect the appropriate category associated with the estimated oil and natural reserve quantity changes.

	Oil (MBbls)	NGL (MBbls)(a)	Natural Gas (MMcf)(a)	Total (MBoe)
Total Proved Reserves:
Balance, December 31, 2014	56,925	12,373	417,975	138,961
Purchases of minerals-in-place	131	4	440,661	73,579
Sales of minerals-in-place	(800)	(149)	(59)	(959)
Extensions and discoveries	1,388	2	2,421	1,794
Revisions from ownership changes	(417)	—	(540)	(507)
Revisions of previous estimates due to price	(17,321)	(2,796)	(94,588)	(35,882)
Revisions of previous estimates due to performance	845	(679)	6,450	1,241
Production	(4,608)	(1,005)	(50,687)	(14,061)

Balance, December 31, 2015	36,143	7,750	721,633	164,166
Purchases of minerals-in-place	13	—	156	39
Sales of minerals-in-place	(1,185)	(40)	(5,573)	(2,154)
Revisions from ownership changes	(142)	5	180	(107)
Extensions and discoveries	4,458	54	6,909	5,664

	Oil (MBbls)	NGL (MBbls)(a)	Natural Gas (MMcf)(a)	Total (MBoe)
Revisions of previous estimates due to price	(3,358)	746	(12,987)	(4,777)
Revisions of previous estimates due to performance	548	203	(16,474)	(1,995)
Production	(4,019)	(875)	(66,824)	(16,032)

Balance, December 31, 2016	32,458	7,843	627,020	144,804
Purchases of minerals-in-place	6,363	—	9,971	8,025
Sales of minerals-in-place	(442)	—	(1,121)	(629)
Revisions from ownership changes	998	15	1,751	1,305
Extensions and discoveries	10,219	339	16,647	13,332
Revisions of previous estimates due to price	5,387	672	51,975	14,722
Revisions of previous estimates due to performance	1,195	1,490	72,722	14,807
Production	(5,032)	(909)	(62,833)	(16,413)
Balance, December 31, 2017	51,146	9,450	716,132	179,953

Proved Developed Reserves:
December 31, 2014	47,203	12,073	402,802	126,410
December 31, 2015	34,297	7,729	718,094	161,708
December 31, 2016	28,092	7,743	619,959	139,162
December 31, 2017	45,045	9,333	705,679	171,991
Proved Undeveloped Reserves:
December 31, 2014	9,722	300	15,173	12,551
December 31, 2015	1,846	21	3,539	2,457
December 31, 2016	4,366	100	7,061	5,642
December 31, 2017	6,101	117	10,453	7,963

(a)

We primarily report and account for our Permian Basin natural gas volumes inclusive of the NGL content in those natural gas volumes. Given the price disparity between an equivalent amount of NGLs compared to natural gas, Legacy’s realized natural gas prices in the Permian Basin are substantially higher than NYMEX Henry Hub natural gas prices due to NGL content.

The primary drivers behind the changes to our proved reserves in each of 2015, 2016 and 2017 are described in more detail below.

2015: The increase in proved reserve quantities for the year ended December 31, 2015 was due primarily to our acquisition of producing properties in 4 separate transactions, including the Anadarko Acquisitions. This increase was partially offset by a net decrease in reserves due to the decline in average NYMEX-WTI oil and Henry Hub natural gas prices during 2015.

2016: The decrease in proved reserve quantities for the year ended December 31, 2016 was due primarily to production of the assets, the decline in average NYMEX-WTI oil and Henry Hub natural gas prices during 2016 which decreased the economic life or our properties and divestitures of low-production, high-cost properties.

2017: The increase in proved reserve quantities for the year ended December 31, 2017 was due primarily to the development of our unproved assets, the increase in average NYMEX-WTI oil and Henry Hub natural gas prices during 2017 which increased the economic life of our properties and the acquisition of producing oil and natural gas properties.

Standardized Measure of Discounted Future Net Cash Flows and Changes Therein Relating to Proved Reserves (Unaudited)

Summarized in the following table is information for Legacy with respect to the standardized measure of discounted future net cash flows relating to proved reserves. Future cash inflows are computed by applying the

12-month unweighted first-day-of-the-month average price for the years ended December 31, 2017, 2016 and 2015. Future production, development, site restoration, and abandonment costs are derived based on current costs assuming continuation of existing economic conditions. Future net cash flows have not been adjusted for commodity derivative contracts outstanding at the end of each year. Federal income taxes have not been deducted from future production revenues in the calculation of standardized measure as each partner is separately taxed on their share of Legacy’s taxable income. In addition, Texas margin taxes and the federal income taxes associated with a corporate subsidiary, as discussed in Note 1(f), have not been deducted from future production revenues in the calculation of the standardized measure as the impact of these taxes would not have a significant effect on the calculated standardized measure.

	December 31,
	2017	2016	2015
	(In thousands)
Future production revenues	$4,657,406	$2,814,259	$3,471,519
Future costs:
Production	(2,347,759)	(1,618,241)	(2,015,514)
Development	(148,936)	(202,304)	(205,213)

Future net cash flows before income taxes	2,160,711	993,714	1,250,792
10% annual discount for estimated timing of cash flows	(988,563)	(418,088)	(555,851)

Standardized measure of discounted net cash flows	$1,172,148	$575,626	$694,941

Had we been subject to entity-level U.S. federal income taxes, the estimated pro forma, undiscounted income tax expense as of December 31, 2017 would have been $227.7 million, and our estimated pro forma standardized measure of discounted net cash flows would have been reduced by $137.6 million to $1,034.5 million.

The standardized measure is based on the following oil and natural gas prices realized over the life of the properties at the wellhead as of the following dates:

	December 31,
	2017	2016	2015
Oil (per Bbl)(a)	$47.79	$39.25	$46.79
Natural Gas (per MMBtu)(b)	$2.98	$2.48	$2.59

(a)

The quoted oil price for all fiscal years is the 12-month unweighted average first-day-of-the-month West Texas Intermediate price, as posted by Plains Marketing, L.P., for each month of 2017, 2016 and 2015.

(b)	The quoted gas price for all fiscal years is the 12-month unweighted average first-day-of-the-month Henry Hub price, as posted by Platts Gas Daily, for each month of 2017, 2016 and 2015.

The following table summarizes the principal sources of change in the standardized measure of discounted future estimated net cash flows:

	Year ended December 31,
	2017	2016	2015
	(In thousands)
Increase (decrease):
Sales, net of production costs	$(233,257)	$(120,757)	$(127,905)
Net change in sales prices, net of production costs	310,206	(109,125)	(1,367,523)
Changes in estimated future development costs	(591)	99	9,428
Revisions of previous estimates due to infill drilling, recompletions and stimulations	135,700	15,632	24,694
Revisions of previous quantity estimates due to performance	89,941	57,188	38,083
Previously estimated development costs incurred	16,328	2,097	14,136
Purchases of minerals-in-place	206,038	294	218,463
Sales of minerals-in-place	(2,861)	(14,781)	(19,095)
Ownership interest changes	14,533	(3,886)	(7,341)
Other	5,534	(9,028)	(10,854)
Accretion of discount	54,951	62,952	168,241

Net increase (decrease)	596,522	(119,315)	(1,059,673)
Standardized measure of discounted future net cash flows:
Beginning of year	575,626	694,941	1,754,614

End of year	$1,172,148	$575,626	$694,941

The data presented should not be viewed as representing the expected cash flow from or current value of, existing proved reserves since the computations are based on a large number of estimates and arbitrary assumptions. Reserve quantities cannot be measured with precision and their estimation requires many judgmental determinations and frequent revisions. Actual future prices and costs are likely to be substantially different from the current prices and costs utilized in the computation of reported amounts.

Selected Quarterly Financial Data (Unaudited)

For the three-month periods ended:

	March 31	June 30	September 30	December 31
	(In thousands, except per unit data)
2017
Revenues:
Oil sales	$49,142	$46,096	$59,060	$85,150
Natural gas liquids sales	5,050	4,921	6,720	8,105
Natural gas sales	45,355	41,830	41,035	43,837

Total revenues	99,547	92,847	106,815	137,092

Expenses:
Oil and natural gas production	51,217	44,802	42,079	45,121
Production and other taxes	4,159	4,145	5,475	6,046
General and administrative	10,552	8,581	10,023	20,216
Depletion, depreciation, amortization and accretion	28,796	27,689	33,715	36,738
Impairment of long-lived assets	8,062	1,821	14,665	12,735
(Gain) loss on disposal of assets	(5,524)	11,049	(2,034)	(1,885)

Total expenses	97,262	98,087	103,923	118,971

Operating income (loss)	2,285	(5,240)	2,892	18,121

Interest income	1	8	35	20
Interest expense	(20,133)	(20,614)	(23,621)	(24,838)
Equity in income of equity method investee	11	1	—	5
Net gains (losses) on commodity derivatives	34,669	14,516	(13,309)	(18,100)
Other	(40)	402	403	27

Incomes (loss) before income taxes	16,793	(10,927)	(33,600)	(24,765)
Income taxes	(421)	(150)	(266)	(561)

Net income (loss)	$16,372	$(11,077)	$(33,866)	$(25,326)
Distributions to preferred unitholders	(4,750)	(4,750)	(4,750)	(4,750)

Net income (loss) attributable to unitholders	$11,622	$(15,827)	$(38,616)	$(30,076)

Net income (loss) per unit—basic and diluted	$0.16	$(0.22)	$(0.53)	$(0.41)

Production volumes:
Oil (MBbl)	1,037	1,044	1,323	1,628
Natural gas liquids (MGal)	7,653	8,514	11,375	10,617
Natural gas (MMcf)	15,592	15,604	15,771	15,866
Total (MBoe)	3,818	3,847	4,222	4,525

For the three-month periods ended:

	March 31	June 30	September 30	December 31
	(In thousands, except per unit data)
2016
Revenues:
Oil sales	$30,320	$41,272	$38,751	$42,164
Natural gas liquids sales	2,453	3,922	3,457	5,574
Natural gas sales	33,086	28,173	41,332	43,853

Total revenues	65,859	73,367	83,540	91,591

Expenses:
Oil and natural gas production	50,023	44,561	43,121	41,628
Production and other taxes	2,573	3,390	3,986	4,318
General and administrative	9,434	10,993	9,231	13,981
Depletion, depreciation, amortization and accretion	36,959	37,668	36,068	39,719
Impairment of long-lived assets	15,447	—	4,618	41,731
(Gain) loss on disposal of assets	(31,701)	(9,141)	(8,447)	(806)

Total expenses	82,735	87,471	88,577	140,571

Operating loss	(16,876)	(14,104)	(5,037)	(48,980)

Interest income	38	16	—	13
Interest expense	(25,176)	(20,302)	(17,080)	(16,502)
Gain on extinguishment of debt	130,804	19,998	—	—
Equity in income of equity method investee	(5)	(9)	7	7
Net gains (losses) on commodity derivatives	17,038	(37,675)	18,326	(38,913)
Other	(94)	(98)	(296)	309

Income (loss) before income taxes	$105,729	$(52,174)	$(4,080)	$(104,066)
Income taxes	(400)	(87)	(223)	(519)

Net income (loss)	$105,329	$(52,261)	$(4,303)	$(104,585)
Distributions to preferred unitholders	$(3,958)	$(4,750)	$(4,750)	$(5,542)

Net income (loss) attributable to unitholders	$101,371	$(57,011)	$(9,053)	$(110,127)

Net income (loss) per unit—basic and diluted	$1.47	$(0.81)	$(0.13)	$(1.53)

Production volumes:
Oil (MBbl)	1,069	1,039	962	949
Natural gas liquids (MGal)	8,241	9,663	9,742	9,111
Natural gas (MMcf)	17,266	16,743	16,572	16,243
Total (MBoe)	4,143	4,060	3,956	3,873

LEGACY RESERVES INC.

BALANCE SHEET

AS OF MARCH 31, 2018

(In whole dollars)

(Unaudited)

March 31, 2018
ASSETS
Cash	$10
Total current assets	10

Total assets	$10

LIABILITIES AND STOCKHOLDER’S EQUITY
Total liabilities	—

Commitments and contingencies
Stockholders’ equity:
Common Stock, $0.01 par value; 1,000 shares authorized, issued and outstanding at	$10

Total stockholders’ equity	10

Total liabilities and stockholders’ equity	$10

See accompanying notes to balance sheet.

(1) Organization and Background of Business

Legacy Reserves Inc., or New Legacy, was incorporated on March 22, 2018 as a Delaware corporation.

New Legacy was formed for the purpose of effecting the corporate reorganization of Legacy Reserves LP (“Corporate Reorganization”). Concurrent with the Corporate Reorganization, New Legacy will serve as the new parent holding company of Legacy Reserves LP and its subsidiaries.

The balance sheet has been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Separate Statements of Operations, Changes in Stockholders’ Equity and of Cash Flows have not been presented because New Legacy had no business transactions or activities as of March 31, 2018, except for the initial capitalization of New Legacy which was funded by an affiliate. In this regard, general and administrative costs associated with the formation and daily management of New Legacy have been determined by New Legacy to be insignificant.

(2) Summary of Significant Accounting Policies

(a) Estimates

The preparation of the balance sheet, in accordance with GAAP, requires management to make estimates and assumptions that affect the amounts reported in the balance sheet and accompanying notes. Actual results could differ from those estimates.

(b) Income Taxes

New Legacy is a corporation and is subject to U.S. federal and state income taxes. Income taxes are accounted for under the asset and liability method. New Legacy recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts and income tax basis of assets and liabilities and the expected benefits of utilizing net operating loss and tax credit carryforwards, using enacted tax rates in effect for the taxing jurisdiction in which New Legacy operates for the year in which those temporary differences are expected to be recovered or settled. New Legacy recognizes the financial statement effects of a tax position when it is more-likely-than-not, based on technical merits, that the position will be sustained upon examination. Net deferred tax assets are then reduced by a valuation allowance if New Legacy believes it more-likely-than-not such net deferred tax assets will not be realized. As of March 31, 2018, there are no income tax related balances reflected in our balance sheet.

(3) Stockholder’s Equity

New Legacy has authorized share capital of 1,000 common shares with $0.01 par value. On March 31, 2018, all 1,000 shares were issued and acquired by an affiliate for consideration of $10. Each share has one voting right.

(4) Subsequent Events

There have been no events subsequent to March 31, 2018 that would require additional adjustments to or disclosure in New Legacy’s financial statements.

Report of Independent Registered Public Accounting Firm

Shareholder and Board of Directors

Legacy Reserves, Inc.

Midland, Texas

Opinion on the Financial Statement

We have audited the accompanying balance sheet of Legacy Reserves, Inc. (the “Company”) as of March 22, 2018 (date of inception) and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at March 22, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

/s/ BDO USA, LLP

We have served as the Company’s auditor since 2018.

Houston, Texas

April 6, 2018

LEGACY RESERVES INC.

BALANCE SHEET

AS OF MARCH 22, 2018

(In whole dollars)

March 22, 2018
ASSETS
Cash	$10
Total current assets	10

Total assets	$10

LIABILITIES AND STOCKHOLDER’S EQUITY
Total liabilities	—

Commitments and contingencies
Stockholders’ equity:
Common Stock, $0.01 par value; 1,000 shares authorized, issued and outstanding at	$10

Total stockholders’ equity	10

Total liabilities and stockholders’ equity	$10

See accompanying notes to balance sheet.

(1) Organization and Background of Business

Legacy Reserves Inc., or New Legacy, was incorporated on March 22, 2018 as a Delaware corporation.

New Legacy was formed for the purpose of effecting the corporate reorganization of Legacy Reserves LP (“Corporate Reorganization”). Concurrent with the Corporate Reorganization, New Legacy will serve as the new parent holding company of Legacy Reserves LP and its subsidiaries.

The balance sheet has been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Separate Statements of Operations, Changes in Stockholders’ Equity and of Cash Flows have not been presented because New Legacy had no business transactions or activities as of March 22, 2018, except for the initial capitalization of New Legacy which was funded by an affiliate. In this regard, general and administrative costs associated with the formation and daily management of New Legacy have been determined by New Legacy to be insignificant.

(2) Summary of Significant Accounting Policies

(a) Estimates

The preparation of the balance sheet, in accordance with GAAP, requires management to make estimates and assumptions that affect the amounts reported in the balance sheet and accompanying notes. Actual results could differ from those estimates.

(b) Income Taxes

New Legacy is a corporation and is subject to U.S. federal and state income taxes. Income taxes are accounted for under the asset and liability method. New Legacy recognizes deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts and income tax basis of assets and liabilities and the expected benefits of utilizing net operating loss and tax credit carryforwards, using enacted tax rates in effect for the taxing jurisdiction in which New Legacy operates for the year in which those temporary differences are expected to be recovered or settled. New Legacy recognizes the financial statement effects of a tax position when it is more-likely-than-not, based on technical merits, that the position will be sustained upon examination. Net deferred tax assets are then reduced by a valuation allowance if New Legacy believes it more-likely-than-not such net deferred tax assets will not be realized. As of March 22, 2018, there are no income tax related balances reflected in our balance sheet.

(3) Stockholder’s Equity

New Legacy has authorized share capital of 1,000 common shares with $0.01 par value. On March 22, 2018, all 1,000 shares were issued and acquired by an affiliate for consideration of $10. Each share has one voting right.

(4) Subsequent Events

There have been no events subsequent to March 22, 2018 that would require additional adjustments to or disclosure in New Legacy’s financial statements.

Annex A

AMENDED AND RESTATED

AGREEMENT AND PLAN OF MERGER

DATED AS OF JULY 9, 2018

BY AND AMONG

LEGACY RESERVES INC.,

LEGACY RESERVES MERGER SUB LLC,

LEGACY RESERVES LP

AND

LEGACY RESERVES GP, LLC

A-i

EXHIBIT A	Form of Amended and Restated Certificate of Incorporation of the Company
EXHIBIT B	Form of Amended and Restated Bylaws of the Company
EXHIBIT C	Post-Closing Board of Directors of the Company
EXHIBIT D	Post-Closing Officers of the Company

A-ii

AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

This AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER, dated as of July 9, 2018 (this “Agreement”), is by and among Legacy Reserves Inc., a Delaware corporation (the “Company”), Legacy Reserves Merger Sub LLC, a Delaware limited liability company and a Subsidiary of the Company (“Merger Sub”), Legacy Reserves LP, a Delaware limited partnership (the “Partnership”), and Legacy Reserves GP, LLC, a Delaware limited liability company, the general partner of the Partnership (the “Partnership GP”) and, at the Closing, a Subsidiary of the Company. The Company, Merger Sub, Partnership and Partnership GP are each referred to herein separately as a “Party” and collectively as the “Parties.”

WHEREAS, the Parties entered into an Agreement and Plan of Merger (the “Original Merger Agreement”) dated as of March 23, 2018 (the “Original Execution Date”), pursuant to which the Parties agreed to effect the Merger (as defined below) upon the terms and subject to the conditions of the Original Merger Agreement;

WHEREAS, the Parties now desire to amend and restate the Original Merger Agreement in its entirety in the form of this Agreement and to effect the Merger upon the terms and subject to the conditions of this Agreement;

WHEREAS, the Conflicts Committee of the Board of Directors of the Partnership GP has (i) determined that the GP Purchase (as defined below) is fair and reasonable to, and in the best interests of, the Partnership and the Partnership Unaffiliated Unitholders and (ii) approved, and recommended that the Board of Directors of the Partnership GP (the “GP Board”) approve, the GP Purchase Agreement and the transactions contemplated thereby;

WHEREAS, the GP Board has determined, in the good faith exercise of its reasonable business judgment, that no conflict exists between the interests of the Partnership GP or any of its Affiliates, on the one hand, and the interests of the Partnership and the Unaffiliated Unitholders, on the other hand, in connection with the Corporate Reorganization other than in connection with the GP Purchase;

WHEREAS, the GP Board has (i) determined that the Corporate Reorganization, including the GP Purchase, is fair and reasonable to, and in the best interests of, the Partnership and the Unitholders, (ii) approved this Agreement and the GP Purchase Agreement (as defined below), the execution, delivery and performance of this Agreement and the GP Purchase Agreement and the transactions contemplated by this Agreement and the GP Purchase Agreement and (iii) resolved to submit this Agreement to a vote of the Unitholders and recommend approval of this Agreement by the Unitholders;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has (i) determined that the Corporate Reorganization , including the GP Purchase, is in the best interests of the Company and the Company Stockholders and declared it advisable to enter into this Agreement and the GP Purchase Agreement and (ii) approved the execution, delivery and performance of this Agreement and the GP Purchase Agreement and the transactions contemplated by this Agreement and the GP Purchase Agreement, including the issuance of Company Shares pursuant to the Merger (the “Company Stock Issuance”);

WHEREAS, the sole member of Merger Sub has (i) determined that the Corporate Reorganization is in the best interests of Merger Sub and declared it advisable to enter into this Agreement and (ii) approved the execution, delivery and performance of this Agreement and the transactions contemplated hereby; and

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement, and intending to be legally bound, the Parties hereto agree to amend and restate the Original Merger Agreement as follows:

ARTICLE I

DEFINITIONS

Section 1.01 Definitions. As used in this Agreement, the following terms have the meanings ascribed thereto below:

“Affiliate” of any Person means any other Person, directly or indirectly, Controlling, Controlled by or under common Control with such particular Person; provided, however, that, except where otherwise expressly provided, for the purposes of this Agreement, the Partnership, the Partnership GP and their Subsidiaries shall not be considered Affiliates of the Company, Merger Sub or any of its other Subsidiaries.

“Agreement” has the meaning specified in the introductory paragraph of this Agreement.

“Amended and Restated Bylaws” has the meaning specified in Section 2.07.

“Amended and Restated Charter” has the meaning specified in Section 2.03.

“Antitrust Laws” means the Sherman Act of 1890, as amended, the Clayton Antitrust Act of 1914, as amended, the HSR Act, the Federal Trade Commission Act, as amended, in each case including the rules and regulations promulgated thereunder, and all other applicable Laws issued by a Governmental Entity that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.

“Average Closing Price” means, as of any date, the average of the closing sale prices of a Unit as reported on NASDAQ for the five (5) consecutive full trading days (in which such Units are traded on NASDAQ) ending at the close of trading on the full trading day immediately preceding such date.

“Book-Entry Units” has the meaning specified in Section 3.01(g).

“Business Day” means a day except a Saturday, a Sunday or other day on which the Commission or banks in the City of Houston or New York are authorized or required by applicable Law to be closed.

“Certificate” has the meaning specified in Section 3.01(g).

“Certificate of Merger” has the meaning specified in Section 2.03.

“Classified Board Proposal” has the meaning specified in Section 2.06.

“Closing” has the meaning specified in Section 2.02.

“Closing Date” has the meaning specified in Section 2.02.

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Commission” means the United States Securities and Exchange Commission.

“Company” has the meaning specified in the introductory paragraph of this Agreement.

“Company Common Stock” means the common stock of the Company, par value $0.01 per share.

“Company Equity Awards” means the incentive equity awards of the Company pursuant to the Company Long-Term Incentive Plan.

“Company Long-Term Incentive Plan” means the Legacy Reserves Inc. 2018 Omnibus Incentive Plan.

“Company Material Adverse Effect” has the meaning specified in Section 5.01(a).

“Company Shares” means shares of Company Common Stock.

“Company Stockholders” means the holders of the outstanding Company Shares.

“Contract” means any written contract, agreement, indenture, note, bond, mortgage, deed of trust, loan, instrument, lease, license, commitment or other arrangement, understanding, undertaking, commitment or obligation.

“Control” (including the correlative meanings of the terms “Controlling” “Controlled by” and “under common Control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Corporate Reorganization” means, collectively, this Agreement and the transactions contemplated hereby, including the GP Purchase.

“DGCL” means the General Corporation Law of the State of Delaware, as amended from time to time.

“DLLCA” means the Delaware Limited Liability Company Act, as amended from time to time.

“DRULPA” means the Delaware Revised Uniform Limited Partnership Act, as amended from time to time.

“Effective Time” has the meaning specified in Section 2.03.

“Environmental Law” means any Law relating to (i) pollution, the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource) or workplace health or occupational safety, or (ii) the exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of Hazardous Substances, in each case as in effect at the date of this Agreement.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Agent” has the meaning specified in Section 3.02(a).

“Exchange Fund” has the meaning specified in Section 3.02(b).

“Finance Corp.” means Legacy Reserves Finance Corporation, a Delaware corporation.

“First Amended Execution Date” means July 9, 2018.

“GAAP” means generally accepted accounting principles in the United States.

“General Partner Interest” has the meaning set forth in the Partnership Agreement.

“Governmental Entity” means the United States of America or any other nation, any state or other political subdivision thereof, or any entity exercising executive, legislative, judicial, regulatory or administrative functions of government.

“GP Board” has the meaning specified in the introductory paragraph of this Agreement.

“GP Member Consent” means the consent of the Members authorizing, among other things, this Agreement and the transactions contemplated hereby.

“GP Purchase” means the purchase of the limited liability company interest in Partnership GP by the Company from Lion GP Interests, LLC, a Delaware limited liability company, and the admission of the Company as the sole member of Partnership GP, pursuant to the terms of the GP Purchase Agreement.

“GP Purchase Agreement” means that certain GP Purchase Agreement, dated as of March 23, 2018, by and among the Company, Lion GP Interests, LLC, a Delaware limited liability company, Moriah Properties, Ltd. and Brothers Production Properties, Ltd., Brothers Production Company, Inc., Brothers Operating Company, Inc., J&W McGraw Properties, Ltd., DAB Resources, Ltd. and H2K Holdings, Ltd.

“Hazardous Substance” means any substance, material or waste that is listed, defined, designated or classified as hazardous, toxic, radioactive, dangerous or a “pollutant” or “contaminant” or words of similar meaning under any applicable Environmental Law or are otherwise regulated by any Governmental Entity with jurisdiction over the environment, natural resources, or workplace health or occupational safety, including without limitation petroleum or any derivative or byproduct thereof, radon, radioactive material, asbestos or asbestos containing material, urea formaldehyde, foam insulation or polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended from time to time, and the rules and regulations promulgated thereunder.

“Hydrocarbons” means oil, gas, casinghead gas, drip gasoline, natural gasoline, condensate, distillate, liquid hydrocarbons, gaseous hydrocarbons and all products refined or separated therefrom.

“Incentive Distribution Unit” has the meaning set forth in the Partnership Agreement.

“Indemnified Person” mean any person who is now, or has been or becomes at any time prior to the Effective Time, an officer, director or employee of the Partnership or any of its Subsidiaries or the Partnership GP and also with respect to any such Person, in their capacity as a director, officer, employee, member, trustee or fiduciary of another corporation, foundation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise (whether or not such other entity or enterprise is affiliated with the Partnership) serving at the request of or on behalf of the Partnership or the Partnership GP or any of their respective Subsidiaries and together with such Person’s heirs, executors or administrators

“Issuers” means, collectively, the Partnership and Finance Corp.

“Law” means any federal, state, local or foreign order, writ, injunction, judgment, settlement, award, decree, statute, law (including common law), rule or regulation.

“Liens” has the meaning specified in Section 4.01(c).

“Limited Partner” has the meaning set forth in the Partnership Agreement.

“Material Adverse Effect” means, when used with respect to a Person, any change, effect, event or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a material adverse effect on the business, financial condition or results of operations of such Person and its Subsidiaries, taken as a whole; provided, however, that “Material Adverse Effect” shall not include (i) any effect resulting from entering into this Agreement or the announcement of the transactions contemplated by this Agreement; (ii) any effect resulting from changes in general market, economic, financial, regulatory or political conditions or any outbreak of hostilities or war, terrorism, earthquakes, hurricanes, tornadoes, floods or other natural disasters, (iii) any effect that affects the Hydrocarbon exploration, production, development, processing, gathering and/or transportation industry generally (including changes in commodity prices or general market prices in the Hydrocarbon exploration, production, development, processing, gathering and/or transportation industry generally), and (iv) any effect resulting from a change in Laws or regulatory policies.

“Maximum Amount” has the meaning specified in Section 6.04(b).

“Member” has the meaning specified in the Partnership GP LLC Agreement.

“Merger” has the meaning specified in Section 2.01.

“Merger Consideration” has the meaning specified in Section 3.01(e).

“Merger Sub” has the meaning specified in the introductory paragraph of this Agreement.

“NASDAQ” means the NASDAQ Stock Market LLC.

“National Securities Exchange” means an exchange registered with the Commission under Section 6(a) of the Exchange Act.

“Organizational Documents” means any charter, certificate of incorporation, articles of association, bylaws, operating agreement or similar formation or governing documents and instruments.

“Original Execution Date” has the meaning specified in the introductory paragraph of this Agreement.

“Original Merger Agreement” has the meaning specified in the introductory paragraph of this Agreement.

“Outside Date” means December 31, 2018.

“Partnership” has the meaning specified in the introductory paragraph of this Agreement.

“Partnership Agreement” means the Fifth Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of April 10, 2017, as amended or supplemented from time to time.

“Partnership Board Recommendation” has the meaning specified in Section 6.01(b).

“Partnership GP” has the meaning specified in the introductory paragraph of this Agreement.

“Partnership GP LLC Agreement” means the Amended and Restated Limited Liability Company Agreement of the Partnership GP, dated as of March 15, 2006, as amended or supplemented from time to time.

“Partnership Interest” has the meaning set forth in the Partnership Agreement.

“Partnership Long-Term Incentive Plan” means the Legacy Reserves LP Long-Term Incentive Plan.

“Partnership Material Adverse Effect” has the meaning specified in Section 4.01(a).

“Partnership Proxy Statement” has the meaning specified in Section 4.04.

“Partnership SEC Documents” means all reports, schedules, forms, certifications, prospectuses and registration, proxy and other statements required to be filed or furnished by the Partnership with the Commission and publicly available prior to the date of this Agreement.

“Partnership Security” has the meaning set forth in the Partnership Agreement.

“Partnership Unaffiliated Unitholders” means holders of Units other than the Company, Partnership GP and their Affiliates.

“Partnership Unitholder Approval” has the meaning specified in Section 7.01(a).

“Partnership Unitholder Meeting” has the meaning specified in Section 6.01(b).

“Party” and “Parties” have the meanings set forth in the introductory paragraph of this Agreement.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, association or other entity or a Governmental Entity.

“Proceeding” shall mean any actual or threatened claim (including a claim of a violation of Law), action, audit, demand, suit, proceeding, investigation or other proceeding at law or in equity or order or ruling, in each case whether civil, criminal, administrative, investigative or otherwise and whether or not such claim, action, audit, demand, suit, proceeding, investigation or other proceeding or order or ruling results in a formal civil or criminal litigation or regulatory action.

“Registration Statement” means the registration statement on Form S-4 to be filed with the Commission by the Company in connection with the issuance of Company Shares in connection with the Merger, as amended or supplemented from time to time.

“Representatives” means with respect to a Person, its directors, officers, employees, agents and representatives, including any investment banker, financial advisor, attorney, accountant or other advisor, agent or representative.

“Restraints” has the meaning specified in Section 7.01(c).

“Restricted Unit” has the meaning specified in Section 3.03(a).

“Rights” means, with respect to any Person, (a) options, warrants, preemptive rights, subscriptions, calls or other rights, convertible securities, exchangeable securities, agreements or commitments of any character obligating such Person (or the general partner of such Person) to issue, transfer or sell any partnership or other equity interest of such Person or any of its Subsidiaries or any securities convertible into or exchangeable for such partnership interests or equity interests, or (b) contractual obligations of such Person (or the general partner of such Person) to repurchase, redeem or otherwise acquire any partnership interest or other equity interest in such Person or any of its Subsidiaries or any such securities or agreements listed in clause (a) of this definition.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Series A Merger Consideration” has the meaning specified in Section 3.01(d).

“Series A Preferred Units” has the meaning set forth in the Partnership Agreement.

“Series B Merger Consideration” has the meaning specified in Section 3.01(e).

“Series B Preferred Units” has the meaning set forth in the Partnership Agreement.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association or business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or Controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof and (ii) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of limited liability company, partnership or other similar ownership interests thereof with voting rights at the time owned or Controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association or other business entity (other than a corporation) if such Person or Persons shall be allocated a majority of limited liability company, partnership, association or other business entity gains or losses or shall be or Control, directly or indirectly, the manager, managing member, managing director (or a board comprised of any of the foregoing) or general partner of such limited liability company, partnership, association or other business entity.

“Surviving Entity” has the meaning specified in Section 2.01.

“Takeover Laws” has the meaning specified in Section 5.03(a).

“Tax” or “Taxes” means any and all federal, state, local or foreign or provincial taxes, charges, imposts, levies or other assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and similar charges, including any and all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Entity with respect thereto.

“Tax Return” means any return, report or similar filing (including any attached schedules, supplements and additional or supporting material) filed or required to be filed with respect to Taxes, including any information return, claim for refund or declaration of estimated Taxes (and including any amendments with respect thereto).

“Trustee” has the meaning specified in Section 7.01(f).

“Unit” has the meaning set forth in the Partnership Agreement.

“Unitholders” means the holders of Units.

“Unit Merger Consideration” has the meaning specified in Section 3.01(a).

ARTICLE II

THE MERGER

Section 2.01 The Merger and Surviving Entity. Upon the terms and subject to the conditions of this Agreement, and in accordance with the DRULPA and the DLLCA, at the Effective Time, Merger Sub shall merge with and into the Partnership (the “Merger”), the separate limited liability company existence of Merger Sub will cease and the Partnership shall survive and continue to exist as a Delaware limited partnership (the Partnership as the surviving entity in the Merger, sometimes being referred to herein as the “Surviving Entity”).

Section 2.02 Closing. Subject to the provisions of Article VII, the closing of the Merger (the “Closing”) shall take place at the offices of Kirkland & Ellis LLP, 609 Main Street, Suite 4700, Houston, Texas 77002 at

10:00 A.M., Houston, Texas time, on the second (2nd) Business Day after the satisfaction or waiver of the conditions set forth in Article VII (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions), or at such other place, date and time as the Partnership and the Company shall agree. The date on which the Closing actually occurs is referred to as the “Closing Date.”

Section 2.03 Effective Time. Subject to the provisions of this Agreement, at the Closing, Partnership GP and the Company, as applicable, will cause each of a certificate of merger, executed in accordance with the relevant provisions of the Partnership Agreement, the DRULPA and the DLLCA (the “Certificate of Merger”), and the certificate of incorporation of the Company as amended and restated in accordance with Section 2.06 hereof (the “Amended and Restated Charter”), executed in accordance with the relevant provisions of the DGCL, to be duly filed with the Secretary of State of the State of Delaware. The Merger will become effective at such time as the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later date or time as may be agreed by the Partnership and the Company in writing and specified in the Certificate of Merger (the effective time of the Merger being hereinafter referred to as the “Effective Time”). The Amended and Restated Charter shall be filed with the Secretary of State of the State of Delaware prior to the filing of the Certificate of Merger and shall become effective at or prior to the Effective Time.

Section 2.04 Effects of the Merger. The Merger shall have the effects set forth in this Agreement, the Partnership Agreement and the applicable provisions of the DRULPA and the DLLCA.

Section 2.05 Organizational Documents of the Surviving Entity and Partnership GP. At the Effective Time, (a) the certificate of limited partnership of the Partnership as in effect immediately prior to the Effective Time shall remain unchanged and shall be the certificate of limited partnership of the Surviving Entity from and after the Effective Time, until duly amended in accordance with applicable Law, and (b) the Partnership Agreement as in effect immediately prior to the Effective Time shall remain unchanged and shall be the agreement of limited partnership of the Surviving Entity from and after the Effective Time, until duly amended in accordance with the terms thereof and applicable Law.

Section 2.06 Organizational Documents of the Company. At the Partnership Unitholder Meeting, the Partnership will submit the inclusion of a provision implementing a classified board in the amended and restated certificate of incorporation of the Company to the Unitholders for approval thereof (the “Classified Board Proposal”). If the Unitholders approve the Classified Board Proposal, the certificate of incorporation of the Company shall be amended and restated as set forth in Exhibit A and will include the language in brackets that is identified as language to be used for a classified board and the bylaws of the Company shall be amended and restated as set forth in Exhibit B and will include the language in brackets that is identified as language to be used for a classified board, in each case, prior to the Effective Time. If the Unitholders do not approve the Classified Board Proposal, the certificate of incorporation of the Company shall be amended and restated as set forth in Exhibit A and will include the language in brackets that is identified as language to be used if there is no classified board and the bylaws of the Company shall be amended and restated as set forth in Exhibit B and will include the language in brackets that is identified as language to be used if there is no classified board, in each case, prior to the Effective Time. The certificate of incorporation of the Company, as so amended and restated, shall be the certificate of incorporation of the Company, and the bylaws of the Company, as so amended and restated by such Bylaws Amendment, shall be the bylaws of the Company, until thereafter amended or changed as provided herein or by applicable Law, consistent with the obligations set forth in Section  6.04(a).

Section 2.07 Directors and Officers of the Company.

(a) Directors. From and after the Effective Time, the Persons identified on Exhibit C to this Agreement as the directors of the Company shall be the directors of the Company. Such directors shall serve until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Amended and Restated Charter and the bylaws of the Company as amended and restated in accordance with Section 2.06 hereof (the “Amended and Restated Bylaws”).

(b) Officers. From and after the Effective Time, the Persons identified on Exhibit D to this Agreement as the officers of the Company shall be the officers of the Company, holding the positions set forth on Exhibit D. Such officers shall serve until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Amended and Restated Charter and the Amended and Restated Bylaws.

ARTICLE III

MERGER CONSIDERATION; EXCHANGE PROCEDURES

Section 3.01 Merger Consideration. Subject to the provisions of this Agreement, at the Effective Time, by virtue of the Merger and without any action on the part of the Company, Merger Sub, the Partnership, the Partnership GP or any holder of Company securities or Partnership Securities:

(a) Conversion of Units. Subject to Section 3.01(c), Section 3.02(h) and Section 3.04, each Unit issued and outstanding as of immediately prior to the Effective Time shall be converted into the right to receive 1.0 Company Share (the “Unit Merger Consideration”), which Company Shares will be duly authorized and validly issued in accordance with applicable Laws, subject to adjustment in accordance with Section 3.04.

(b) Equity of Merger Sub. The limited liability company interests in Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into a number of Units of the Surviving Entity equal to the number of Units converted into the right to receive the Unit Merger Consideration pursuant to Section 3.01(a), and the Company shall be admitted as a limited partner of the Partnership and hold such Units. At the Effective Time, the books and records of the Partnership shall be revised to reflect the conversion of all Units held by Persons other than the Partnership GP, the Company and any Subsidiaries of the Company, and the Partnership (as the Surviving Entity) shall continue without dissolution. For the avoidance of doubt, the Partnership GP shall continue to hold the General Partner Interest and shall continue as the general partner of the Partnership.

(c) Treatment of Partnership Owned Partnership Securities and Company Owned Partnership Interests. Notwithstanding anything to the contrary in this Agreement, at the Effective Time, all Partnership Securities that are owned immediately prior to the Effective Time by the Partnership or its Subsidiaries shall be automatically canceled and shall cease to exist and no consideration shall be delivered in exchange for such canceled Partnership Securities. All Partnership Interests that are owned immediately prior to the Effective Time by the Partnership GP, the Company or any Subsidiaries of the Company shall remain outstanding as Partnership Interests in the Surviving Entity, unaffected by the Merger.

(d) Treatment of Series A Preferred Units. Subject to Section 3.02(h) and Section 3.04 hereof, each Series A Preferred Unit issued and outstanding as of immediately prior to the Effective Time shall be converted into the right to receive 2.92033118 Company Shares (the “Series A Merger Consideration”), which Company Shares will be duly authorized and validly issued in accordance with applicable Laws, subject to adjustment in accordance with Section 3.04. For the avoidance of doubt, the Series A Merger Consideration shall constitute any and all consideration to be paid in respect of Series A Preferred Units, and any rights to accumulated and unpaid distributions on the Series A Preferred Units shall be discharged on the Closing Date.

(e) Treatment of Series B Preferred Units. Subject to Section 3.02(h) and Section 3.04 hereof, each Series B Preferred Unit issued and outstanding as of immediately prior to the Effective Time shall be converted into the right to receive 2.90650421 Company Shares (the “Series B Merger Consideration” and together with the Unit Merger Consideration and the Series A Merger Consideration, the “Merger Consideration”), which Company Shares will be duly authorized and validly issued in accordance with applicable Laws, subject to adjustment in accordance with Section 3.04. For the avoidance of doubt, the Series B Merger Consideration shall constitute any and all consideration to be paid in respect of Series B Preferred Units, and any rights to accumulated and unpaid distributions on the Series B Preferred Units shall be discharged on the Closing Date.

(f) Treatment of Incentive Distribution Units. Notwithstanding anything to the contrary in this Agreement and pursuant to Section 6.7 of the Partnership Agreement, at the Effective Time, all Incentive Distribution Units that are issued and outstanding as of immediately prior to the Effective Time shall be automatically canceled and shall cease to exist and no consideration shall be delivered in exchange for such canceled Incentive Distribution Units.

(g) Certificates. As of the Effective Time, all Partnership Securities converted into the right to receive the applicable Merger Consideration pursuant to Section 3.01(a), Section 3.01(d) or Section 3.01(e) shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and each holder of a certificate that immediately prior to the Effective Time represented any such Partnership Securities (a “Certificate”) or non-certificated Partnership Securities represented in book-entry form immediately prior to the Effective Time (“Book-Entry Units”) shall cease to have any rights with respect thereto, except the right to receive the applicable Merger Consideration, any dividends or other distributions to which such holder is entitled pursuant to Section 3.02(g) and cash in lieu of any fractional shares to which such holder is entitled pursuant to Section 3.02(h), in each case to be issued or paid in consideration therefor upon surrender of such Certificate or Book-Entry Unit in accordance with Section 3.02(c), without interest.

Section 3.02 Exchange of Certificates.

(a) Exchange Agent. Prior to the Closing Date, the Company shall appoint an exchange agent reasonably acceptable to the Partnership (the “Exchange Agent”) for the purpose of exchanging Certificates and Book-Entry Units for the applicable Merger Consideration and paying any dividends or other distributions to which a holder of Partnership Securities is entitled pursuant to Section 3.02(g) and any cash in lieu of any fractional shares to which such holder is entitled pursuant to Section 3.02(h). As promptly as practicable after the Effective Time, the Company will send, or will cause the Exchange Agent to send, to each holder of record of Partnership Securities as of the Effective Time whose Partnership Securities were converted into the right to receive the applicable Merger Consideration, a letter of transmittal (which shall specify that, with respect to certificated Partnership Securities, the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the Certificates (or affidavits of loss in lieu thereof pursuant to Section 3.02(i)) to the Exchange Agent) in such customary forms as the Partnership and the Company may reasonably agree, including, as applicable, instructions for use in effecting the surrender of Certificates (or effective affidavits of loss in lieu thereof pursuant to Section 3.02(i)) and Book-Entry Units to the Exchange Agent in exchange for the applicable Merger Consideration, cash in lieu of any fractional shares payable pursuant to Section 3.02(h) and any dividends or distributions pursuant to Section 3.02(g).

(b) Deposit. On or prior to the Closing Date, the Company shall cause to be deposited with the Exchange Agent, in trust for the benefit of the holders of Partnership Securities whose Partnership Securities are converting into the right to receive the applicable Merger Consideration at the Effective Time, Company Shares (which shares shall be uncertificated and registered in book-entry form), payable upon due surrender of the Certificates (or affidavits of loss in lieu thereof pursuant to Section 3.02(i) with respect to certificated Partnership Securities) or Book-Entry Units pursuant to the provisions of this Article III. Following the Effective Time, the Company agrees to make available to the Exchange Agent, from time to time as needed, cash or other consideration as applicable sufficient to pay any dividends and other distributions pursuant to Section 3.02(g) and any Company Shares or cash in lieu of any fractional shares payable pursuant to Section 3.02(h), in each case, that may be payable from time to time following the Effective Time. All Company Shares and cash or other consideration payable in respect of any dividends or distributions pursuant to Section 3.02(g) deposited with the Exchange Agent or cash in lieu of any fractional shares as such holders have the right to receive pursuant to Section 3.02(h) shall be referred to in this Agreement as the “Exchange Fund.” The Exchange Agent shall, pursuant to irrevocable instructions delivered by the Company at or prior to the Effective Time, deliver the applicable Merger Consideration contemplated to be issued or paid pursuant to this Article III out of the Exchange Fund. The Exchange Fund shall not be used for any purpose other than to pay such applicable Merger Consideration, cash in lieu of any fractional shares payable pursuant to Section 3.02(h) and any dividends and other distributions pursuant to Section 3.02(g).

(c) Exchange. Each holder of Partnership Securities that have been converted into the right to receive the applicable Merger Consideration, upon delivery to the Exchange Agent of a properly completed letter of transmittal, duly executed and completed in accordance with the instructions thereto, and surrender of a Certificate (or affidavit of loss in lieu thereof pursuant to Section 3.02(i) with respect to certificated Partnership Securities) or Book-Entry Units and such other documents as may reasonably be required by the Exchange Agent (including with respect to Book-Entry Units), will be entitled to receive in exchange therefor (i) the number of Company Shares representing, in the aggregate, the whole number of Company Shares that such holder has the right to receive in accordance with the provisions of this Article III, (ii) a check in the amount of cash in lieu of any fractional shares payable pursuant to Section 3.02(h) and (iii) such dividends or other distributions as such holder has the right to receive pursuant to Section 3.02(g). Any and all Company Shares delivered in accordance with this Section 3.02(c) shall be uncertificated and shall be registered in book-entry form. The Merger Consideration and such other amounts as reflected in the immediately preceding sentence shall be paid as promptly as practicable by mail after receipt by the Exchange Agent of the Certificate (or affidavit of loss in lieu thereof pursuant to Section 3.02(i) with respect to certificated Partnership Securities) or any applicable documentation with respect to the surrender of Book-Entry Units, and letter of transmittal in accordance with the foregoing. No interest shall be paid or accrued on any Merger Consideration, cash in lieu of fractional shares or on any unpaid dividends and distributions payable to holders of Certificates and Book-Entry Units. Until so surrendered, each such Certificate and Book-Entry Unit shall, after the Effective Time, represent for all purposes only the right to receive such Merger Consideration and such other amounts as contemplated by Section 3.02(g) and Section 3.02(h).

(d) Other Payees. If any cash payment is to be made to a Person other than the Person in whose name the applicable surrendered Certificate or Book-Entry Unit is registered, it shall be a condition of such payment that the Person requesting such payment shall pay any transfer or other similar Taxes required by reason of the making of such cash payment to a Person other than the registered holder of the surrendered Certificate or Book-Entry Unit or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable. If any portion of the Merger Consideration is to be registered in the name of a Person other than the Person in whose name the applicable surrendered Certificate or Book-Entry Unit is registered, it shall be a condition to the registration thereof that the surrendered Certificate shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such delivery of the Merger Consideration shall pay to the Exchange Agent any transfer or other similar Taxes required as a result of such registration in the name of a Person other than the registered holder of such Certificate, or establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.

(e) No Further Transfers. From and after the Effective Time, there shall be no further registration on the books of the Partnership of transfers of Partnership Securities converted into the right to receive the applicable Merger Consideration. From and after the Effective Time, the holders of Certificates or Book-Entry Units representing Partnership Securities converted into the right to receive the applicable Merger Consideration which were outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Partnership Securities, except as otherwise provided in this Agreement or by applicable Law. If, after the Effective Time, Certificates or Book-Entry Units are presented to the Exchange Agent or the Company, they shall be canceled and exchanged for the consideration provided for, and in accordance with the procedures set forth, in this Article III.

(f) Termination of Exchange Fund. Any portion of the Exchange Fund that remains unclaimed by the holders of Partnership Securities converted into the right to receive the Merger Consideration nine (9) months after the Effective Time shall be returned to the Company, upon demand, and any such holder who has not exchanged his, her or its Partnership Securities for the applicable Merger Consideration in accordance with this Section 3.02 prior to that time shall thereafter look only to the Company for delivery of the applicable Merger Consideration, the payment of cash in lieu of any fractional shares payable pursuant to Section 3.02(h) and the payment of any dividends and other distributions pursuant to Section 3.02(g) in respect of such holder’s Partnership Securities. Notwithstanding the foregoing, the Company, Merger Sub and the Partnership shall not be liable to any holder of Partnership Securities for any Merger Consideration duly delivered to a public official pursuant to applicable abandoned property Laws. Any Merger Consideration remaining unclaimed by holders of Partnership Securities immediately prior to such time as such amounts would otherwise escheat to, or become property of, any Governmental Entity shall, to the extent permitted by applicable Law, become the property of the Company free and clear of any claims or interest of any Person previously entitled thereto.

(g) Dividends and Distributions. No dividends or other distributions declared or made after the Effective Time with respect to Company Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificates or Book-Entry Units with respect to Company Shares represented thereby, unless and until the holder of such Certificate or Book-Entry Unit shall surrender such Certificate or Book-Entry Unit. Subject to the effect of escheat, Tax or other applicable Law, following surrender of any such Certificate, there shall be paid by the Company to the holder of Company Shares issued in exchange therefor, without interest, (i) promptly, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such Company Shares and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such Company Shares.

(h) No Fractional Shares. No fractions of a Company Share will be issued upon the surrender of Partnership Securities outstanding immediately prior to the Effective Time in accordance with Section 3.02(c), and such fractional interests will not entitle the owner thereof to vote or to have any rights as a holder of any Company Shares. Notwithstanding any other provision of this Agreement, each holder of Partnership Securities converted into the right to receive the applicable Merger Consideration in the Merger who would otherwise have been entitled to receive a fraction of a Company Share (after taking into account all Partnership Securities exchanged by such holder) will receive, in lieu thereof, a cash payment (without interest rounded up to the nearest whole cent) in an amount equal to the product of (i) the Average Closing Price as of the Closing Date and (ii) the fraction of a Company Share that such holder would otherwise be entitled to receive pursuant to this Article III. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional interests, the Company will cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms of this Agreement. The Parties acknowledge that payment of such cash consideration in lieu of issuing fractional Company Shares was not separately bargained-for consideration but merely represents a mechanical rounding off for purposes of avoiding the expense and inconvenience to the Company that would otherwise be caused by the issuance of fractional Company Shares.

(i) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Company, the posting by such Person of a bond, in such reasonable amount as the Company may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration to be paid in respect of the applicable Partnership Securities represented by such Certificate as contemplated by this Article III and pay cash in lieu of any fractional shares payable pursuant to Section 3.02(h) and any dividends and other distributions pursuant to Section 3.02(g).

(j) Withholding Taxes. The Company, Merger Sub, the Surviving Entity and the Exchange Agent shall deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts, if any, as are required to be deducted and withheld with respect to the making of such payment under the Code, the Treasury Regulations issued thereunder or under any provision of applicable state, local or foreign tax Law (and to the extent deduction and withholding is required, such deduction and withholding shall be taken in cash or Company Common Stock, as determined by the Company). To the extent amounts are so withheld and paid over to the appropriate taxing authority, such withheld amounts shall be treated for the purposes of this Agreement as having been paid to the former holder of the Partnership Securities in respect of whom such withholding was made. If withholding is taken in Company Shares, the Company and the Exchange Agent shall be treated as having sold such consideration for an amount of cash equal to the fair market value of such consideration at the time of such deemed sale and paid such cash proceeds to the appropriate taxing authority.

Section 3.03 Treatment of Restricted Units; Termination of Partnership Equity Plan.

(a) As soon as reasonably practicable following the date of this Agreement, and in any event prior to the Effective Time, the GP Board (or, if appropriate, any committee administering the Partnership Long-Term Incentive Plan) will adopt resolutions, and the Partnership will take all other actions as may be necessary or required in accordance with applicable Law and the Partnership Long-Term Incentive Plan (including, the award agreements in respect of awards granted thereunder) to give effect to this Section 3.03 to provide that each Unit subject to forfeiture or restricted unit or phantom unit that settles in Units granted under the Partnership Long-Term Incentive Plan (each, a “Restricted Unit”) that is outstanding immediately prior to the Effective Time shall, as of the Effective Time, automatically and without any action on the part of the holder thereof, (i) be treated as an issued and outstanding Unit as of immediately prior to the Effective Time and otherwise subject to the terms and conditions of this Agreement (including Section 3.01 and Section 3.02) and (ii) shall continue to be subject to the same terms and conditions applicable to such Restricted Unit as in effect immediately prior to the Effective Time (which such changes as are necessary or appropriate to give effect to consummation of the transactions contemplated by this Agreement).

(b) Prior to the Effective Time, the GP Board shall take all actions necessary to terminate the Partnership Long-Term Incentive Plan, such termination to be effective at the Effective Time, and from and after the Effective Time, the Partnership Long-Term Incentive Plan shall be terminated and no Restricted Units or other rights with respect to Units or other Partnership Interests shall be granted or be outstanding thereunder, it being understood that the terminations contemplated by this Agreement shall in no respect limit the Company’s obligations under this Section 3.03 with respect to Restricted Units granted prior to the Effective Time.

(c) Prior to the Effective Time, the Company Board or its compensation committee shall adopt the Company Long-Term Incentive Plan as of the Effective Time, authorize the Company Equity Awards at the Effective Time and shall take all other actions as may be necessary to authorize the events contemplated in Section 3.03(a). As soon as practicable following the Effective Time, the Company shall file a Form S-8 registration statement with respect to the Company Shares available for grant and delivery under the Company Long-Term Incentive Plan from and after the Effective Time and shall maintain the effectiveness of such registration statement (and maintain the current status of the prospectus contained therein) for so long as such shares are available for grant and delivery under the Company Long-Term Incentive Plan.

Section 3.04 Adjustments. Notwithstanding any provision of this Article III to the contrary, if between the date of this Agreement and the Effective Time the number of outstanding Partnership Securities or Company Shares shall have been changed into a different number of units or shares or a different class or series by reason of the occurrence or record date of any unit or share dividend, subdivision, reclassification, recapitalization, split, split-up, unit or share distribution, combination, exchange of units or shares or similar transaction, the Merger Consideration and any other similar dependent item, as the case may be, shall be appropriately adjusted to reflect fully the effect of such unit or share dividend, subdivision, reclassification, recapitalization, split, split-up, unit or share distribution, combination, exchange of units or shares or similar transaction and to provide the holders of Partnership Securities the same economic effect as contemplated by this Agreement prior to such event.

Section 3.05 No Dissenters’ Rights. No dissenters’ or appraisal rights shall be available with respect to the Merger or the other transactions contemplated by this Agreement.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE PARTNERSHIP AND THE

PARTNERSHIP GP

The Partnership and, with respect to itself where provided for in this Article IV, the Partnership GP each represent and warrant to the Company as follows:

Section 4.01 Organization, Standing and Corporate Power.

(a) Each of the Partnership, the Partnership GP and their respective Subsidiaries is a legal entity duly organized, validly existing and in good standing under the applicable Laws of the jurisdiction in which it is incorporated, formed or organized, as applicable, and has all requisite limited liability company, corporate, partnership or other applicable entity power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted, except where the failure to have such power or authority has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Partnership (“Partnership Material Adverse Effect”).

(b) Each of the Partnership and its Subsidiaries is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect.

(c) All the outstanding limited liability company interests, partnership interests, shares of capital stock of, or other equity interests in, each material Subsidiary of the Partnership that are owned directly or indirectly by the Partnership have been duly authorized and validly issued in accordance with the Organizational Documents of each such entity (in each case as in effect on the date of this Agreement and on the Closing Date) and are fully paid (in the case of an interest in a limited partnership or limited liability company, to the extent required under the Organizational Documents of such entity) and nonassessable (to the extent such Subsidiary is a corporate entity) and, except as disclosed in the Partnership SEC Documents, are owned free and clear of any mortgage, claim, encumbrance, pledge, lien (statutory or otherwise), security agreement, conditional sale or trust receipt or a lease, consignment or bailment, preference or priority, assessment, deed of trust, charge, easement, servitude or other encumbrance upon or with respect to any property of any kind (including any restriction on the right to vote or transfer the same, except for such transfer restrictions as set forth in the Organizational Documents of such Subsidiary and for such transfer restrictions of general applicability as may be provided under the Securities Act, and the “blue sky” Laws of the various states of the United States) (collectively, “Liens”).

Section 4.02 Capitalization.

(a) The authorized equity interests of the Partnership consist of Units, Series A Preferred Units, Series B Preferred Units, the Incentive Distribution Units and the General Partner Interest. As of March 20, 2018, the issued and outstanding limited partner interests and general partner interests of the Partnership consisted of (i) 76,894,049 Units, (ii) 2,300,000 Series A Preferred Units, (iii) 7,200,000 Series B Preferred Units, (iv) 100,000 Incentive Distribution Units and (v) the General Partner Interest, and there were 236,120 Restricted Units and 1,424,114 phantom units which settle in Units pursuant to the Partnership Long-Term Incentive Plan outstanding. The Partnership GP is the sole general partner of the Partnership and owns all of the General Partner Interest. All outstanding equity interests of the Partnership are, and all Units issuable pursuant to the Restricted Units, when issued in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the DRULPA) and free of preemptive rights (except as set forth in the Partnership Agreement).

(b) As of March 23, 2018, except as set forth above in this Section 4.02 or as set forth in the Partnership’s equity plans or grant documents issued thereunder or the Partnership Agreement, (i) there are no equity securities of the Partnership issued or authorized and reserved for issuance, (ii) there are no outstanding options, profits interest units, phantom units, restricted units, unit appreciation rights, warrants, preemptive rights, subscriptions, calls or other Rights, convertible securities, exchangeable securities, agreements or commitments of any character obligating the Partnership or any of its Subsidiaries to issue, transfer or sell any partnership or other equity interest of the Partnership or such Subsidiary or any securities convertible into or exchangeable for such partnership interests or equity interests, or any commitment to authorize, issue or sell the same or any such equity securities, except pursuant to this Agreement, and (iii) there are no contractual obligations of the Partnership or any of its Subsidiaries to repurchase, redeem or otherwise acquire any partnership interest or other equity interest in the Partnership or any of its Subsidiaries or any such securities or agreements listed in clause (ii) of this sentence.

(c) Neither the Partnership nor any of its Subsidiaries has any outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the holders of Units on any matter.

(d) Except as disclosed in the Partnership SEC Documents, there are no voting trusts or other agreements or understandings to which the Partnership or any of its Subsidiaries is a party with respect to the voting or registration of capital stock or other equity interest of the Partnership or any of its Subsidiaries.

Section 4.03 Authority; Noncontravention; Voting Requirements.

(a) Each of the Partnership and the Partnership GP has all necessary entity power and authority to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement, subject to obtaining the Partnership Unitholder Approval in the case of the Partnership. The execution, delivery and performance by each of the Partnership and the Partnership GP of this Agreement, and the consummation of the transactions contemplated by this Agreement, have been duly authorized and approved by the GP Board and the Members and, except for obtaining the Partnership Unitholder Approval, no other entity action on the part of the Partnership and the Partnership GP is necessary to authorize the execution, delivery and performance by the Partnership and the Partnership GP of this Agreement and the consummation of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by the Partnership and the Partnership GP and, assuming due authorization, execution and delivery of this Agreement by the other Parties hereto, constitutes a legal, valid and binding obligation of the Partnership and the Partnership GP, enforceable against them in accordance with its terms.

(b) Neither the execution and delivery of this Agreement by the Partnership or the Partnership GP nor the consummation by the Partnership and the Partnership GP of the transactions contemplated by this Agreement, nor compliance by the Partnership and the Partnership GP with any of the terms or provisions of this Agreement, will (i) assuming the Partnership Unitholder Approval is obtained, conflict with or violate any provision of the Partnership Agreement or any of the Organizational Documents of the Partnership’s material Subsidiaries, (ii) assuming the authorizations, consents and approvals referred to in Section 4.04 and the Partnership Unitholder Approval are obtained and the filings referred to in Section 4.04 are made, (x) violate any applicable Law, judgment, writ or injunction of any Governmental Entity applicable to the Partnership or any of its Subsidiaries or any of their respective properties or assets, or (y) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, or result in the creation of any Lien upon any of the respective properties or assets of, the Partnership or any of its Subsidiaries under, any of the terms, conditions or provisions of any Contract, to which the Partnership or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected or (iii) result in the exercisability of any right to purchase or acquire any material asset of the Partnership or any of its Subsidiaries, except, in the case of clause (ii), such violations, conflicts, losses, defaults, terminations, cancellations, accelerations or Liens that have not had and would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect.

(c) All of the Members have consented to this Agreement and the transactions contemplated hereby pursuant to the GP Member Consent.

(d) Except for the GP Member Consent, which was obtained prior to the execution of this Agreement, the Partnership Unitholder Approval is the only vote or approval of the holders of any class or series of Partnership Interests that is necessary to approve and adopt this Agreement and the transactions contemplated by this Agreement.

(e) The GP Board, at a meeting duly called and held, has (i) determined that the Merger is fair and reasonable to, and in the best interests of, the Partnership and the Unitholders, (ii) approved this Agreement, the execution, delivery and performance of this Agreement and the transactions contemplated by this Agreement and (iii) resolved to submit this Agreement to a vote of the Unitholders and recommend approval of this Agreement by the Unitholders.

Section 4.04 Governmental Approvals. Except for (a) filings required under, and compliance with other applicable requirements of, the Exchange Act, the Securities Act, including the filing of a proxy statement/prospectus with the Commission in connection with the Merger (the “Partnership Proxy Statement”) and applicable state securities and “blue sky” laws, (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (c) filings required under, and compliance with other applicable requirements of, applicable Antitrust Laws or (d) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules of NASDAQ or any other National Securities Exchange, no consents or approvals of, or filings, declarations or registrations with, any Governmental Entity are necessary for the execution, delivery and performance of this Agreement by the Partnership and the consummation by the Partnership of the transactions contemplated by this Agreement, other than such other consents, approvals, filings, declarations or registrations that are not required to be obtained or made prior to the consummation of such transactions or, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to (i) prevent or materially impede, interfere with or hinder the consummation of the transactions contemplated by this Agreement or (ii) result in a Partnership Material Adverse Effect.

Section 4.05 No Other Representations or Warranties. Except for the representations and warranties set forth in this Article IV, neither the Partnership nor any other Person makes or has made any express or implied representation or warranty with respect to the Partnership or with respect to any other information provided to the Company or Merger Sub in connection with the Merger or the other transactions contemplated by this Agreement. Without limiting the generality of the foregoing, neither the Partnership nor any other Person will have or be subject to any liability or other obligation to the Company, Merger Sub or any other Person resulting from the distribution to the Company or Merger Sub (including their respective Representatives), or the Company’s or Merger Sub’s (or such Representatives’) use of, any such information, including any information, documents, projections, forecasts or other materials made available to the Company or Merger Sub in expectation of the Merger, unless any such information is the subject of an express representation or warranty set forth in this Article IV.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND MERGER SUB

The Company represents and warrants to the Partnership as follows:

Section 5.01 Organization, Standing and Corporate Power.

(a) Each of the Company and its Subsidiaries is a legal entity duly organized, validly existing and in good standing under the applicable Laws of the jurisdiction in which it is incorporated, formed or organized, as applicable, and has all requisite partnership, corporate, limited liability company or other applicable entity power and authority necessary to own or lease all of its properties and assets and to carry on its business as it is now being conducted, except where the failure to have such power or authority has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Company (“Company Material Adverse Effect”).

(b) Each of the Company and its Subsidiaries is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) All the outstanding partnership interests, limited liability company interests, shares of capital stock of, or other equity interests in, each material Subsidiary of the Company that are owned directly or indirectly by the Company have been duly authorized and validly issued in accordance with the Organizational Documents of such entity (in each case as in effect on the date of this Agreement and on the Closing Date) and are fully paid (in the case of an interest in a limited partnership or limited liability company, to the extent required under the Organizational Documents of such entity) and nonassessable (to the extent such Subsidiary is a corporate entity) and are owned free and clear of all Liens.

Section 5.02 Capitalization.

(a) As of the date of this Agreement and immediately prior to the Effective Time, the Company has and will have 1,000 outstanding shares of Company Common Stock, which shares are and will be duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights.

(b) As of the date of this Agreement, except as set forth above in this Section 5.02 and set forth in the Company’s equity plans or grant documents issued thereunder, (i) there are no partnership interests, limited liability company interests or other equity securities of the Company issued or authorized and reserved for issuance, (ii) there are no outstanding options, profits interest units, phantom units, restricted units, unit appreciation rights, warrants, preemptive rights, subscriptions, calls or other Rights, convertible securities, exchangeable securities, agreements or commitments of any character obligating the Company to issue, transfer or sell any equity interest of the Company or any securities convertible into or exchangeable for such equity interests, or any commitment to authorize, issue or sell the same or any such equity securities, except pursuant to this Agreement, and (iii) there are no contractual obligations of the Company to repurchase, redeem or otherwise acquire any other equity interest in the Company or any such securities or agreements listed in clause (ii) of this sentence.

(c) Neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with Company Stockholders on any matter.

(d) There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting or registration of capital stock or other equity interest of the Company.

(e) When issued pursuant to the terms of this Agreement, all Company Shares constituting any part of the Merger Consideration will be duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights.

(f) All of the issued and outstanding limited liability company interests of Merger Sub are beneficially owned by the Company. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. Except for obligations and liabilities incurred in connection with its formation and the transactions contemplated by this Agreement, Merger Sub has not and will not have incurred, directly or indirectly, any obligations or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

Section 5.03 Authority; Noncontravention; Voting Requirements.

(a) Each of the Company and Merger Sub has all necessary entity power and authority to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement. The execution, delivery and performance by the Company and Merger Sub of this Agreement, and the consummation of the transactions contemplated by this Agreement, have been duly authorized and approved by Merger Sub and the Company, as its sole member, and by the Company Board, and no other entity action on the part of the Company and Merger Sub is necessary to authorize the execution, delivery and performance by the Company and Merger Sub of this Agreement and the consummation of the transactions contemplated by this Agreement. This Agreement has been duly executed and delivered by the Company and Merger Sub and, assuming due authorization, execution and delivery of this Agreement by the other Parties hereto constitutes a legal, valid and binding obligation of each of the Company and Merger Sub, enforceable against each of them in accordance with its terms. The Company Board has taken all necessary action so that any takeover, anti-takeover, moratorium, “fair price”, “control share” or similar Law applicable to the Company or any of its Subsidiaries (including the restrictions on “business combinations” with an “interested stockholder” (each as defined in Section 203 of the DGCL) under Section 203 of the DGCL) (“Takeover Laws”) do not, and will not, apply to this Agreement and the consummation of the transactions contemplated this Agreement, including the Merger and the Company Stock Issuance.

(b) Neither the execution and delivery of this Agreement by the Company and Merger Sub, nor the consummation by the Company and Merger Sub of the transactions contemplated by this Agreement, nor compliance by the Company and Merger Sub with any of the terms or provisions of this Agreement, will (i) conflict with or violate any provision of the Organizational Documents of the Company or any of the Company’s material Subsidiaries, (ii) assuming the authorizations, consents and approvals referred to in Section 5.04 are obtained and the filings referred to in Section 5.04 are made, (A) violate any Law, judgment, writ or injunction of any Governmental Entity applicable to the Company or any of its Subsidiaries or any of their respective properties or assets, or (B) violate, conflict with, result in the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, give rise to a right to receive a change of control payment (or similar payment) under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of, the Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any Contract to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound or affected or (iii) result in the exercisability of any right to purchase or acquire any material asset of the Company or any of its Subsidiaries, except, in the case of clause (ii), for such violations, conflicts, losses, defaults, terminations, cancellations, accelerations or Liens that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c) The Company Board, at a meeting duly called and held, has (i) determined that it is in the best interests of the Company and the Company Stockholders, and declared it advisable, to enter into this Agreement and (ii) approved the execution, delivery and performance of this Agreement and the transactions contemplated by this Agreement, including the Company Stock Issuance.

Section 5.04 Governmental Approvals. Except for (a) filings required under, and compliance with other applicable requirements of, the Exchange Act, the Securities Act, including the filing of the Registration Statement with the Commission and applicable state securities and “blue sky” laws, (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (c) filings required under, and compliance with other applicable requirements of, applicable Antitrust Laws or (d) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules of NASDAQ or any other National Securities Exchange, no consents or approvals of, or filings, declarations or registrations with, any Governmental Entity are necessary for the execution, delivery and performance of this Agreement by the Company and Merger Sub and the consummation by the Company and Merger Sub of the transactions contemplated by this Agreement, other than such other consents, approvals, filings, declarations or registrations that are not required to be obtained or made prior to consummation of such transactions or, if not obtained, made or given, would not, individually or in the aggregate, reasonably be expected to (i) prevent or materially impede, interfere with or hinder the consummation of the transactions contemplated by this Agreement or (ii) result in a Company Material Adverse Effect.

Section 5.05 No Other Representations or Warranties. Except for the representations and warranties set forth in this Article V, neither the Company nor any other Person makes or has made any express or implied representation or warranty with respect to the Company and Merger Sub or with respect to any other information provided to the Partnership in connection with the transactions contemplated by this Agreement. Without limiting the generality of the foregoing, neither the Company nor any other Person will have or be subject to any liability or other obligation to the Partnership or the Partnership GP or any other Person resulting from the distribution to the Partnership (including their Representatives), or the Partnership’s or the Partnership GP’s (or such Representatives’) use of, any such information, including any information, documents, projections, forecasts or other materials made available to the Partnership and the Partnership GP in expectation of the Merger, unless any such information is the subject of an express representation or warranty set forth in this Article V.

ARTICLE VI

ADDITIONAL COVENANTS AND AGREEMENTS

Section 6.01 Preparation of the Registration Statement and the Partnership Proxy Statement; Partnership Unitholder Meeting.

(a) As promptly as practicable following the date of this Agreement, the Partnership and the Company shall jointly prepare and file with the Commission the Partnership Proxy Statement and the Partnership and the Company shall prepare and file with the Commission the Registration Statement, in which the Partnership Proxy Statement will be included as a prospectus. Each of the Partnership and the Company shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing and keep the Registration Statement effective for so long as necessary to consummate the transactions contemplated by this Agreement. Each of the Partnership and the Company shall use its reasonable best efforts to cause the Partnership Proxy Statement to be mailed to the Unitholders as promptly as practicable after the Registration Statement is declared effective under the Securities Act. No filing of, or amendment or supplement to, including by incorporation by reference, the Registration Statement or the Partnership Proxy Statement will be made by any Party without providing the other Party a reasonable opportunity to review and comment thereon. If at any time prior to the Effective Time any information relating to the Partnership or the Company, or any of their respective Affiliates, directors or officers, is discovered by the Partnership or the Company that should be set forth in an amendment or supplement to either the Registration Statement or the Partnership Proxy Statement, so that any such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the Commission and, to the extent required by applicable Law, disseminated to the Unitholders.

(b) The Partnership shall, as promptly as practicable following the date of this Agreement, establish a record date for, duly call, give notice of, convene and hold a special meeting of the Unitholders (the “Partnership Unitholder Meeting”) for the purpose of obtaining the Partnership Unitholder Approval. The Partnership shall, through the

GP Board, recommend to the Unitholders approval of this Agreement (the “Partnership Board Recommendation”) unless the GP Board has concluded that recommending to the Unitholders approval of this Agreement would be inconsistent with its duties to the holders of Units under applicable Law, and the Partnership shall, through the GP Board, use reasonable best efforts to obtain from the Unitholders the Partnership Unitholder Approval. The Partnership Proxy Statement shall include the Partnership Board Recommendation. Without limiting the generality of the foregoing, the Partnership’s obligations pursuant to the first sentence of this Section 6.01(b) shall not be affected by the withdrawal or modification of the Partnership Board Recommendation or the GP Board’s approval of this Agreement or the transactions contemplated by this Agreement. Notwithstanding anything in this Agreement to the contrary, the Partnership may postpone or adjourn the Partnership Unitholder Meeting (A) to solicit additional proxies for the purpose of obtaining the Partnership Unitholder Approval, (B) for the absence of quorum, and (C) to the extent reasonably necessary to ensure that any supplement or amendment to the Partnership Proxy Statement that the GP Board has determined after consultation with outside legal counsel is necessary under applicable Law is provided to the Unitholders within the minimum amount of time reasonably practicable prior to the Partnership Unitholder Meeting.

(c) Unless this Agreement is validly terminated in accordance with Article VIII, the Partnership shall submit this Agreement to the Unitholders for approval at the Partnership Unitholder Meeting.

Section 6.02 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, the Company, on the one hand, and each of the Partnership and the Partnership GP, on the other hand, shall cooperate with the other and use and shall cause each of their respective Subsidiaries to use its reasonable best efforts to (i) take, or cause to be taken, all actions, and do, or cause to be done, all things, necessary, proper or advisable to cause the conditions to the Closing to be satisfied as promptly as practicable (and in any event no later than the Outside Date), including, for the avoidance of doubt, in the case of the Company until the Effective Time or the termination of this Agreement, voting or causing to be voted all Units beneficially owned by the Company in favor of the Merger at the Partnership Unitholder Meeting, and to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by this Agreement, including preparing and filing as promptly as practicable all documentation to effect all necessary filings, notifications, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required or recommended filings under applicable Antitrust Laws), (ii) obtain promptly (and in any event no later than the Outside Date) all approvals, consents, clearances, expirations or terminations of waiting periods, registrations, permits, authorizations and other confirmations from any Governmental Entity or third party necessary, proper or advisable to consummate the transactions contemplated by this Agreement and (iii) defend any Proceedings challenging this Agreement or the consummation of the transactions contemplated by this Agreement.

(b) In furtherance and not in limitation of the foregoing, each Party hereto (including by their respective Subsidiaries) agrees to make an appropriate filing (if required by applicable Law) of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated by this Agreement as promptly as practicable and in any event within fifteen (15) Business Days after the date of this Agreement (unless a later date is mutually agreed to by the Parties hereto) and to supply as promptly as practicable any additional information and documentary material that may be requested by any Governmental Entity pursuant to the HSR Act or any other applicable Antitrust Law and use its reasonable best efforts to take, or cause to be taken (including by their respective Subsidiaries), all other actions consistent with this Section 6.02 necessary to cause the expiration or termination of any applicable waiting periods under the HSR Act as promptly as practicable (and in any event no later than the Outside Date).

Section 6.03 Access to Information. Upon reasonable advance notice and subject to applicable Laws relating to the exchange of information, each Party shall, and shall cause each of its Subsidiaries to afford to the other Party and its Representatives reasonable access during normal business hours (and, with respect to books and records, the right to copy) to all of its and its Subsidiaries’ properties, commitments, books, Contracts, records and correspondence (in each case, whether in physical or electronic form), officers, employees, accountants, counsel, financial advisors and other Representatives.

Section 6.04 Indemnification and Insurance.

(a) From and after the Effective Time, solely to the extent that the Partnership or the Partnership GP or any applicable Subsidiary thereof would be permitted to indemnify an Indemnified Person immediately prior to the Effective Time, the Company and the Surviving Entity jointly and severally agree to (i) indemnify and hold harmless against any cost or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages or liabilities and amounts paid in settlement in connection with any actual or threatened Proceeding, and provide advancement of expenses with respect to each of the foregoing to, all Indemnified Persons to the fullest extent permitted under applicable Law and (ii) honor the provisions regarding elimination of liability of officers and directors, indemnification of officers, directors and employees and advancement of expenses contained in the Organizational Documents of the Partnership and the Partnership GP immediately prior to the Effective Time and ensure that the Organizational Documents of the Partnership and the Partnership GP or any of their respective successors or assigns, if applicable, shall, for a period of six (6) years following the Effective Time, contain provisions no less favorable with respect to indemnification, advancement of expenses and exculpation of present and former directors, officers, employees and agents of the Partnership and the Partnership GP than are presently set forth in such Organizational Documents. Any right of an Indemnified Person pursuant to this Section 6.04(a) shall not be amended, repealed, terminated or otherwise modified at any time in a manner that would adversely affect the rights of such Indemnified Person as provided herein, and shall be enforceable by such Indemnified Person and their respective heirs and representatives against the Company and the Partnership GP and their respective successors and assigns.

(b) The Company shall maintain in effect for six (6) years from the Effective Time directors’ and officers’ liability insurance policies covering acts or omissions occurring at or prior to the Effective Time with respect to Indemnified Persons (provided that the Company may substitute therefor policies with reputable carriers of at least the same coverage containing terms and conditions that are no less favorable to the Indemnified Persons); provided, however, that in no event shall the Company be required to expend pursuant to this Section 6.04(b) more than an amount per year equal to 300% of current annual premiums paid by the Partnership for such insurance (the “Maximum Amount”). In the event that, but for the proviso to the immediately preceding sentence, the Company would be required to expend more than the Maximum Amount, the Company shall obtain the maximum amount of such insurance as is available for the Maximum Amount. If the Company in its sole discretion elects, then, in lieu of the obligations of the Company under this Section 6.04(b), the Company may (but shall be under no obligation to), prior to the Effective Time, purchase a “tail policy” with respect to acts or omissions occurring or alleged to have occurred prior to the Effective Time that were committed or alleged to have been committed by such Indemnified Persons in their capacity as such.

(c) The rights of any Indemnified Person under this Section 6.04 shall be in addition to any other rights such Indemnified Person may have under the Organizational Documents of the Partnership and the Partnership GP, any indemnification agreements, or the DLLCA and DRULPA. The provisions of this Section 6.04 shall survive the consummation of the transactions contemplated by this Agreement for a period of six (6) years and are expressly intended to benefit each of the Indemnified Persons and their respective heirs and representatives; provided, however, that in the event that any claim or claims for indemnification or advancement set forth in this Section 6.04 are asserted or made within such six (6)-year period, all rights to indemnification and advancement in respect of any such claim or claims shall continue until disposition of all such claims. If the Company and/or the Partnership GP, or any of their respective successors or assigns (i) consolidates with or merges into any other Person, or (ii) transfers or conveys all or substantially all of their businesses or assets to any other Person, then, in each such case, to the extent necessary, a proper provision shall be made so that the successors and assigns of the Company and/or the Partnership GP shall assume the obligations of the Company and the Partnership GP set forth in this Section 6.04.

Section 6.05 Fees and Expenses. Except as otherwise provided in Section 3.02(d) or Section 8.02, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Partnership.

Section 6.06 Section 16 Matters. Prior to the Effective Time, the Company and the Partnership shall take all such steps as may be required (to the extent permitted under applicable Law) to cause any dispositions of Partnership Securities (including derivative securities with respect to Partnership Securities) or acquisitions of Company Common Stock (including derivative securities with respect to Company Common Stock) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Partnership, or will become subject to such reporting requirements with respect to the Company, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 6.07 Listing. The Company shall cause the Company Common Stock to be issued pursuant to and in accordance with this Agreement to be approved for listing (subject, if applicable, to notice of issuance) for trading on a National Securities Exchange prior to the Closing.

Section 6.08 Dividends and Distributions. After the date of this Agreement until the Effective Time, neither the Partnership nor the Company shall declare any dividend or distribution in respect of any Company Common Stock or Partnership Securities.

Section 6.09 Performance by Partnership GP. The Partnership GP shall cause the Partnership and its Subsidiaries to comply with the provisions of this Agreement.

Section 6.10 Tax Treatment. For United States federal income tax purposes (and for purposes of any applicable state, local or foreign income Tax Laws that follows the United States federal income tax treatment), the Parties agree to treat the Merger as an exchange described in Section 351 of the Code. The Parties will prepare and file all Tax Returns consistent with the foregoing and will not take any inconsistent position on any Tax Return, or during the course of any Proceeding with respect to Taxes, except as otherwise required by applicable Law following a final determination by a court of competent jurisdiction or other administrative settlement with or final administrative decision by the relevant Governmental Entity.

Section 6.11 Takeover Statutes. If any Takeover Law shall become applicable to this Agreement, the Merger, the Company Stock Issuance or the other transactions contemplated hereby or related thereto, each of (i) the Partnership, the Partnership GP and the Partnership GP Board and (ii) the Company and the Company Board shall grant such approvals and shall use reasonable best efforts to take such actions so that the transactions contemplated hereby, including the Merger and the Company Stock Issuance, may be consummated as promptly as practicable on the terms contemplated hereby and otherwise use reasonable best efforts to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby, including the Merger and the Company Stock Issuance.

ARTICLE VII

CONDITIONS PRECEDENT

Section 7.01 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each Party hereto to effect the Merger shall be subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Partnership Unitholder Approval. The affirmative vote or consent of a majority of the votes cast by Unitholders who are entitled to vote on the matter at the Partnership Unitholder Meeting or any adjournment or postponement thereof in favor of the approval of this Agreement (the “Partnership Unitholder Approval”) shall have been obtained in accordance with applicable Law and the Organizational Documents of the Partnership. For the avoidance of doubt, abstentions and broker non-votes shall be deemed to not be votes cast with respect to the Partnership Unitholder Approval.

(b) Regulatory Approval. Any waiting period applicable to the transactions contemplated by this Agreement under the HSR Act shall have been terminated or shall have expired.

(c) No Injunctions or Restraints. No Law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Entity (collectively, “Restraints”) shall be in effect enjoining, restraining, preventing or prohibiting consummation of the transactions contemplated by this Agreement or making the consummation of the transactions contemplated by this Agreement illegal.

(d) Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending the effectiveness of the Registration Statement shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the Commission.

(e) Stock Exchange Listing. The Company Common Stock deliverable to the Limited Partners as contemplated by this Agreement shall have been approved for listing on a National Securities Exchange, subject to official notice of issuance.

(f) Supplemental Indentures. (i) The Second Supplemental Indenture, among the Issuers, the guarantors party thereto and Wilmington Trust, National Association (as successor to Wells Fargo Bank, National Association), as trustee (the “Trustee”), to the Indenture, dated as of December 4, 2012, among the Issuers, the guarantors party thereto and the Trustee relating to the issuance by the Issuers of the 8% Senior Notes due 2020 and (ii) the Second Supplemental Indenture, among the Issuers, the guarantors party thereto and the Trustee, to the Indenture, dated as of May 28, 2013, among the Issuers, the guarantors party thereto and the Trustee relating to the issuance by the Issuers of the 6.625% Senior Notes due 2021, shall have been entered into and all conditions precedent necessary for their effectiveness, other than any conditions related to the transactions contemplated by this Agreement, shall have been satisfied or waived.

(g) RBL Amendment. The Ninth Amendment to the Third Amended and Restated Credit Agreement, among the Partnership, as Borrower, Wells Fargo Bank, National Association, as Administrative Agent, Compass Bank, as Syndication Agent, UBS Securities LLC and U.S. Bank National Association, as Co-Documentation Agents and the Lenders party thereto, dated as of April 1, 2014, shall have been entered into and all conditions precedent necessary for the effectiveness of such amendment, other than any conditions related to the transactions contemplated by this Agreement, shall have been satisfied or waived.

(h) Term Loan Amendment. The Fourth Amendment to the Credit Agreement, dated as of October 25, 2016, by and among the Partnership, the financial institutions from time to time party thereto as lenders, and Cortland Capital Market Services LLC, as the Administrative Agent, shall have been entered into and all conditions precedent necessary for the effectiveness of such amendment, other than any conditions related to the transactions contemplated by this Agreement, shall have been satisfied or waived.

(i) GP Purchase Agreement. All conditions precedent required to consummate the GP Purchase, other than any conditions related to the transactions contemplated by this Agreement, shall have been satisfied or waived.

(j) Company Long-Term Incentive Plan; Company Equity Awards. The Company Board or its compensation committee shall have adopted the Company Long-Term Incentive Plan as of the Effective Time and authorized the Company Equity Awards as of the Effective Time.

Section 7.02 Conditions to Obligations of the Company and Merger Sub to Effect the Merger. The obligations of the Company and Merger Sub to effect the Merger are further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Partnership and the Partnership GP contained in Section 4.03(a) and Section 4.03(d) shall be true and correct in all respects, in each case both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); (ii) the representations and warranties of the Partnership and the Partnership GP contained in Section 4.02(a) shall be true and correct in all respects, other than immaterial misstatements or omissions, both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); and (iii) all other representations and warranties of the Partnership and the Partnership GP set forth herein shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Partnership Material Adverse Effect” set forth in any individual such representation or warranty) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Partnership Material Adverse Effect. The Company shall have received a certificate signed on behalf of the Partnership and the Partnership GP by an executive officer of the Partnership GP to such effect.

(b) Performance of Obligations of the Partnership and Partnership GP. The Partnership and the Partnership GP shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date. The Company shall have received a certificate signed on behalf of the Partnership and the Partnership GP by an executive officer of the Partnership GP to such effect.

Section 7.03 Conditions to Obligation of the Partnership to Effect the Merger. The obligation of the Partnership to effect the Merger is further subject to the satisfaction (or waiver, if permissible under applicable Law) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company contained in Section 5.03(a) shall be true and correct in all respects, in each case both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); (ii) the representations and warranties of the Company contained in Section 5.02(a) shall be true and correct in all respects, other than immaterial misstatements or omissions, both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); and (iii) all other representations and warranties of the Company set forth herein shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except, in the case of this clause (iii), where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth in any individual such representation or warranty) does not have, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. The Partnership shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

(b) Performance of Obligations of the Company and Merger Sub. Each of the Company and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date. Partnership shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.

Section 7.04 Frustration of Closing Conditions.

(a) Neither the Partnership nor the Partnership GP may rely on the failure of any condition set forth in Section 7.01, Section 7.02 or Section 7.03, as the case may be, to be satisfied if such failure was due to the failure of either such Party to perform and comply in all material respects with the covenants and agreements to be performed or complied with by it prior to the Closing.

(b) Neither the Company nor Merger Sub may rely on the failure of any condition set forth in Section 7.01, Section 7.02 or Section 7.03, as the case may be, to be satisfied if such failure was due to the failure of either such Party to perform and comply in all material respects with the covenants and agreements to be performed or complied with by it prior to the Closing.

ARTICLE VIII

TERMINATION

Section 8.01 Termination. This Agreement may be terminated and the transactions contemplated by this Agreement abandoned at any time prior to the Effective Time:

(a) by the mutual written consent of the Partnership and the Company duly authorized by the Company Board and the GP Board.

(b) by either of the Partnership or the Company:

(i) if the Closing shall not have been consummated on or before the Outside Date;

(ii) if any Restraint having the effect set forth in Section 7.01(c) shall be in effect and shall have become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 8.01(b)(ii) shall not be available to the Partnership or the Company if such Restraint was due to the failure of, in the case of the Partnership, the Partnership or the Partnership GP and in the case of the Company, the Company or Merger Sub, to perform any of its obligations under this Agreement; or

(iii) if the Partnership Unitholder Meeting and any postponements or adjournments thereof shall have concluded and the Partnership Unitholder Approval shall not have been obtained.

(c) by the Company, if the Partnership or the Partnership GP shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (or if any of the representations or warranties of the Partnership or the Partnership GP set forth in this Agreement shall fail to be true), which breach or failure (A) would (if it occurred or was continuing as of the Closing Date) give rise to the failure of a condition set forth in Section 7.02(a) or Section 7.02(b) and (B) is incapable of being cured, or is not cured, by the Partnership or the Partnership GP within thirty (30) days following receipt of written notice from the Company of such breach or failure; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 8.01(c) if the Company or Merger Sub is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement.

(d) by the Partnership,

(i) if the GP Board, prior to the Partnership Unitholder Meeting, shall have concluded that recommending to the Unitholders approval of this Agreement would be inconsistent with its duties to the holders of Units under applicable Law; or

(ii) if the Company shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement (or if any of the representations or warranties of the Company set forth in this Agreement shall fail to be true), which breach or failure (A) would (if it occurred or was continuing as of the Closing Date) give rise to the failure of a condition set forth in Section 7.03(a) or Section 7.03(b) and (B) is incapable of being cured, or is not cured, by the Company within thirty (30) days following receipt of written notice from the Partnership of such breach or failure; provided, however, that the

Partnership shall not have the right to terminate this Agreement pursuant to this Section 8.01(d)(ii) if the Partnership or the Partnership GP is then in material breach of any of its representations, warranties, covenants or agreements contained in this Agreement.

Section 8.02 Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.01, written notice thereof shall be given to the other Party or Parties, specifying the provision of this Agreement pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than the provisions in the last sentence of Section 6.03, the provisions in Section 6.05, Section 8.02 and Article IX, all of which shall survive termination of this Agreement), and, except as otherwise provided in this Section 8.02, there shall be no liability on the part of any of the Company, Merger Sub or the Partnership and the Partnership GP or their respective directors, officers and Affiliates; provided, however, that no such termination shall relieve any Party hereto from (a) any liability for any failure to consummate the Merger and the other transactions contemplated by this Agreement when required pursuant to this Agreement or (b) any liability for fraud.

ARTICLE IX

MISCELLANEOUS

Section 9.01 Survival. The representations, warranties and agreements in this Agreement (including, for the avoidance of doubt, any schedule, instrument or other document delivered pursuant to this Agreement) shall terminate at the Effective Time or, except as otherwise provided in Section 8.02, upon the termination of this Agreement pursuant to Section 8.01, as the case may be, except that the agreements set forth in Article I, Article II, Article III and the last sentence of Section 6.03, Section 6.05 and Section 6.07 and any other agreement in this Agreement that contemplates performance after the Effective Time shall survive the Effective Time.

Section 9.02 Interpretation. The provision of a table of contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to Exhibits, Appendices, Articles, Sections, subsections, clauses and other subdivisions refer to the corresponding Exhibits, Appendices, Articles, Sections, subsections, clauses and other subdivisions of or to this Agreement unless expressly provided otherwise. The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof,” and words of similar import, refer to this Agreement as a whole and not to any particular Article, Section, subsection, clause or other subdivision unless expressly so limited. The words “this Article,” “this Section,” “this subsection,” “this clause,” and words of similar import, refer only to the Article, Section, subsection and clause hereof in which such words occur. The word “including” (in its various forms) means “including without limitation.” All references to “$” or “dollars” shall be deemed references to the lawful currency of the United States of America. Each accounting term not defined herein will have the meaning given to it under GAAP as interpreted as of the date of this Agreement. Unless expressly provided to the contrary, the word “or” is not exclusive. Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender, and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires. Appendices and Exhibits referred to herein are attached to and by this reference incorporated herein for all purposes. Reference herein to any federal, state, local or foreign Law shall be deemed to also refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The words “day” or “days” shall mean calendar day, unless denoted as a Business Day. The words “will” and “will not” are expressions of command and not merely expressions of future intent or expectation. When used in this Agreement, the word “either” shall be deemed to mean “one or the other”, not “both”. Unless otherwise noted, references herein to a “party” are references to the applicable Party to this Agreement. All references in this Agreement to “the date hereof” or “the date of this Agreement” shall refer to the First Amended Execution Date.

Section 9.03 Amendment or Supplement. At any time prior to the Effective Time, this Agreement may be amended or supplemented in any and all respects, whether before or after receipt of the Partnership Unitholder

Approval, by written agreement of the Parties hereto, by action taken or authorized by the Company Board and the GP Board; provided, however, that following receipt of the Partnership Unitholder Approval, there shall be no amendment or change to the provisions of this Agreement which by applicable Law or stock exchange rule would require further approval by the Unitholders, without such approval. Unless otherwise expressly set forth in this Agreement, whenever a determination, decision, approval or consent of the Partnership or Partnership GP is required pursuant to this Agreement, such determination, decision, approval or consent must be authorized by the GP Board.

Section 9.04 Extension of Time, Waiver, Etc. At any time prior to the Effective Time, any Party may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of any other Party hereto, (b) extend the time for the performance of any of the obligations or acts of any other Party hereto, (c) waive compliance by the other Party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such Party’s conditions or (d) make or grant any consent under this Agreement. Notwithstanding the foregoing, no failure or delay by the Partnership, the Partnership GP, the Company or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a Party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party.

Section 9.05 Communications. All notices and other communications hereunder shall be in writing and shall be given by registered or certified mail, return receipt requested, telecopy, air courier guaranteeing overnight delivery or personal delivery to the following addresses:

If to the Company or Merger Sub, to:

Legacy Reserves Inc.

303 W. Wall Street, Suite 1800

Midland, Texas 79701

Attention:     Bert Ferrara

Email:           bferrara@legacylp.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

609 Main Street

Houston, Texas 77002

Attention:     Matthew R. Pacey, P.C.

                     Michael P. Fisherman

Email:          matt.pacey@kirkland.com

                      michael.fisherman@kirkland.com

If to the Partnership or the Partnership GP, to:

Legacy Reserves LP

303 W. Wall Street, Suite 1800

Midland, Texas 79701

Attention:     Bert Ferrara

Email:           bferrara@legacylp.com

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP

609 Main Street

Houston, Texas 77002

Attention:     Matthew R. Pacey, P.C.

                     Michael P. Fisherman

Email:          matt.pacey@kirkland.com

                      michael.fisherman@kirkland.com

with a copy (which shall not constitute notice) to:

Richards Layton & Finger, P.A.

One Rodney Square

920 North King Street

Wilmington, Delaware 19801

Attention:     Srinivas M. Raju

                     Kenneth E. Jackman

Email:          raju@rlf.com

                     jackman@rlf.com

or to such other address as the Parties hereto may designate in writing. All notices and communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; upon actual receipt if sent by certified or registered mail, return receipt requested, or regular mail, if mailed; upon actual receipt of the overnight courier copy, if sent via facsimile; and upon actual receipt when delivered to an air courier guaranteeing overnight delivery.

Section 9.06 Entire Understanding; No Third-Party Beneficiaries. This Agreement and any certificates delivered by any Party pursuant to this Agreement (a) constitute the entire agreement and understanding, and supersede all other prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter of this Agreement and thereof and (b) shall not confer upon any Person other than the Parties hereto any rights (including third-party beneficiary rights or otherwise) or remedies hereunder, except for, in the case of clause (b), the provisions of Section 6.04 and Section 9.12 and the right of the holders of Partnership Securities to receive the applicable Merger Consideration after the Closing (a claim by the holders of Partnership Securities with respect to which may not be made unless and until the Closing shall have occurred). Notwithstanding anything to the contrary in this Agreement, Section 9.07 and Section 9.12 shall be for the benefit of, and enforceable by, any financing sources or lender providing financing in connection with the Merger.

Section 9.07 Governing Law; Submission to Jurisdiction.

(a) This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement), will be construed in accordance with and governed by the laws of the State of Delaware without regard to principles of conflicts of laws.

(b) Each of the Parties agrees (i) that this Agreement involves at least $100,000.00, and (ii) that this Agreement has been entered into by the Parties hereto in express reliance upon 6 Del. C. § 2708. Each of the Parties hereby irrevocably and unconditionally agrees (i) to be subject to the jurisdiction of the courts of the State of Delaware and of the federal courts sitting in the State of Delaware, and (ii)(1) to the extent such Party is not otherwise subject to service of process in the State of Delaware, to appoint and maintain an agent in the State of Delaware as such Party’s agent for acceptance of legal process and notify the other Party or Parties hereto of the name and address of such agent, and (2) that service of process may, to the fullest extent permitted by law, also be made on such Party by prepaid certified mail with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service, and that service made pursuant to (ii)(1) or (2) above shall, to the fullest extent permitted by law, have the same legal force and effect as if served upon such Party personally within the State of Delaware. Any action against any Party relating to the foregoing shall be brought in the Delaware Court of Chancery (or, solely if the Delaware Court of Chancery declines to accept jurisdiction over any action, to the exclusive jurisdiction of the Superior Court of the State of Delaware (Complex Commercial Division) or, if the subject matter jurisdiction over the action is vested exclusively in the federal courts of the United States of America, the United States District Court for the District of Delaware) and any appellate courts of any thereof. The Parties hereby irrevocably waive, to the fullest extent permitted by applicable Law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the Parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

Section 9.08 Waiver of Jury Trial. THE PARTIES TO THIS AGREEMENT EACH HEREBY WAIVES, AND AGREES TO CAUSE ITS AFFILIATES TO WAIVE, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION (A) ARISING UNDER THIS AGREEMENT OR (B) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE. THE PARTIES TO THIS AGREEMENT EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

Section 9.09 Execution in Counterparts. This Agreement may be executed in any number of counterparts and by different Parties hereto in separate counterparts, each of which counterparts, when so executed and delivered, shall be deemed to be an original and all of which counterparts, taken together, shall constitute but one and the same agreement.

Section 9.10 Successors and Assigns. The provisions of this Agreement will be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns. No Party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement (including any transfer by way of merger or operation of law) without the consent of each other Party, except that Merger Sub may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to any Subsidiary of the Company, but no such assignment shall relieve the Company or Merger Sub of any of its obligations hereunder, and any such purported assignment in violation of this Section 9.10 shall be void ab initio.

Section 9.11 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but, if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law, such invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction in such manner as will effect as nearly as lawfully possible the purposes and intent of such invalid, illegal or unenforceable provision.

Section 9.12 No-Recourse. Notwithstanding anything that may be expressed or implied in this Agreement or any document, agreement, or instrument delivered contemporaneously herewith, and notwithstanding the fact that any Party may be a partnership or limited liability company, each Party hereto, by its acceptance of the benefits of this Agreement, covenants, agrees and acknowledges that no Persons other than the Parties to this Agreement (and their respective successors and assigns) shall have any obligation hereunder and that it has no rights of recovery hereunder against, and no recourse hereunder or under any documents, agreements, or instruments delivered contemporaneously herewith or in respect of any oral representations made or alleged to be made in connection herewith or therewith shall be had against, (a) any former, current or future director, officer, agent, Affiliate, manager, advisor, subadvisor, assignee, incorporator, controlling Person, fiduciary, representative or employee of any Party (or any of their successors or permitted assignees), (b) any former, current, or future general or limited partner, manager, stockholder or member of any Party (or any of their successors or permitted assignees) or (c) any Affiliate thereof or against any former, current or future director, officer, agent, employee, Affiliate, manager, advisor, subadvisor, assignee, incorporator, controlling Person, fiduciary, representative, general or limited partner, stockholder, manager or member of any of the foregoing, or in each case, any financing sources of any of the foregoing, but in each case not including the Parties to this Agreement (and their respective successors and assigns), whether by or through attempted piercing of the corporate veil, by or through a claim (whether in tort, contract or otherwise) by or on behalf of such Party against such persons and entities, by the enforcement of any assessment or by any legal or equitable proceeding, or by virtue of any statute, regulation or other applicable law, or otherwise; it being expressly agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on, or otherwise be incurred by any such Persons, as such, for any obligations of the applicable Party under this Agreement or the transactions contemplated hereby, under any documents or instruments delivered contemporaneously herewith, or in connection or contemplation hereof, in respect of any oral representations made or alleged to be made in connection herewith or therewith, or for any claim (whether in tort, contract or otherwise) based on, in respect of, or by reason of, such obligations or their creation; provided, however, that nothing in this Section 9.12 shall limit any liability of the Parties to this Agreement for breaches of the terms and conditions of this Agreement.

Section 9.13 Specific Performance. The Parties agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and it is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, in accordance with this Section 9.13 in the Delaware Court of Chancery or any federal court sitting in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (a) either Party has an adequate remedy at law or (b) an award of specific performance is not an appropriate remedy for any reason at law or equity. Each Party further agrees that no Party shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 9.13, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

Section 9.14 Effect of Amendment and Restatement. This Agreement amends and restates the Original Merger Agreement in its entirety. This Agreement shall be effective as of the First Amended Execution Date, and all amendments to the Original Merger Agreement effected by this Agreement, and all other covenants, agreements, terms and provisions of this Agreement, shall be deemed to have effect as of the First Amended Execution Date unless expressly stated otherwise. Each of the representations and warranties made in this Agreement shall be deemed to be made on the First Amended Execution Date.

[Signature page follows]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

COMPANY:

LEGACY RESERVES INC.

By:	/s/ James Daniel Westcott
Name:	James Daniel Westcott
Title:	President and Chief Financial Officer

MERGER SUB:

LEGACY RESERVES MERGER SUB LLC

By:	Legacy Reserves Inc.,
its sole member

By:	/s/ James Daniel Westcott
Name:	James Daniel Westcott
Title:	President and Chief Financial Officer

PARTNERSHIP:

LEGACY RESERVES LP

By:	Legacy Reserves GP, LLC,
its general partner

By:	/s/ James Daniel Westcott
Name:	James Daniel Westcott
Title:	President and Chief Financial Officer

PARTNERSHIP GP:

LEGACY RESERVES GP, LLC

By:	/s/ James Daniel Westcott
Name:	James Daniel Westcott
Title:	President and Chief Financial Officer

[Signature Page to the Amended and Restated Agreement and Plan of Merger]

EXHIBIT A

FORM OF AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

THE COMPANY

[See attached.]

[Exhibit A to the Amended and Restated Agreement and Plan of Merger]

Final

FORM OF

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

LEGACY RESERVES INC.

ARTICLE I

Section 1.1. Name. The name of the corporation is Legacy Reserves Inc. (the “Corporation”).

ARTICLE II

Section 2.1. Address. The registered office of the Corporation in the State of Delaware is 1675 S. State Street, Suite B, Dover, Kent County, Delaware 19001, and the name of the Corporation’s registered agent at such address is Capitol Services, Inc.

ARTICLE III

Section 3.1. Purpose. The purpose of the Corporation is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the General Corporation Law of the State of Delaware (the “DGCL”).

ARTICLE IV

Section 4.1. Capitalization. The total number of shares of all classes of stock that the Corporation is authorized to issue is 1,050,000,000 shares, consisting of (i) 105,000,000 shares of Preferred Stock, par value $0.01 per share (“Preferred Stock”) and (ii) 945,000,000 shares of common stock, par value $0.01 per share (the “Common Stock”). The number of authorized shares of any of the Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), and no vote of the holders of any of the Common Stock or Preferred Stock voting separately as a class shall be required therefor, unless a vote of any such holder is required pursuant to this Amended and Restated Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock).

Section 4.2. Preferred Stock.

(A) The Board of Directors of the Corporation (the “Board”) is hereby expressly authorized, by resolution or resolutions, at any time and from time to time, to provide, out of the unissued shares of Preferred Stock, for one or more series of Preferred Stock and, with respect to each such series, to fix the number of shares constituting such series and the designation of such series, the voting powers (if any) of the shares of such series, and the powers, preferences and relative, participating, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof, of the shares of such series and to cause to be filed with the Secretary of State of the State of Delaware a certificate of designation with respect thereto. The powers, preferences and relative, participating, optional and other special rights of each series of Preferred Stock, and the qualifications, limitations or restrictions thereof, if any, may differ from those of any and all other series at any time outstanding.

(B) Except as otherwise required by law, holders of a series of Preferred Stock, as such, shall be entitled only to such voting rights, if any, as shall expressly be granted thereto by this Amended and Restated Certificate of Incorporation (including any certificate of designation relating to such series of Preferred Stock).

Section 4.3. Common Stock.

(A) Voting Rights.

(1) Each holder of Common Stock, as such, shall be entitled to one vote for each share of Common Stock held of record by such holder on all matters on which stockholders generally are entitled to vote.

(2) Notwithstanding the foregoing, to the fullest extent permitted by law, holders of Common Stock, as such, shall have no voting power with respect to, and shall not be entitled to vote on, any amendment to this Amended and Restated Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Amended and Restated Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock) or pursuant to the DGCL. Except as otherwise provided in this Amended and Restated Certificate of Incorporation or required by applicable law, the holders of Common Stock shall vote together as a single class (or, if the holders of one or more series of Preferred Stock are entitled to vote together with the holders of Common Stock, as a single class with the holders of such other series of Preferred Stock) on all matters submitted to a vote of the stockholders generally.

(B) Dividends. Subject to applicable law and the rights, if any, of the holders of any outstanding series of Preferred Stock or any class or series of stock having a preference over or the right to participate with the Common Stock with respect to the payment of dividends in cash, property of the Corporation or shares of the Corporation’s capital stock, such dividends may be declared and paid ratably on the Common Stock out of the assets of the Corporation that are by law available therefor at such times and in such amounts as the Board in its discretion shall determine.

(C) Liquidation, Dissolution or Winding Up. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation and subject to the rights, if any, of the holders of Preferred Stock or any class or series of stock having a preference over or the right to participate with the Common Stock as to distributions upon dissolution or liquidation or winding up, the holders of all outstanding shares of Common Stock shall be entitled to receive the remaining assets of the Corporation available for distribution ratably in proportion to the number of shares held by each such stockholder.

ARTICLE V

Section 5.1. Amendment of Certificate of Incorporation. The Corporation reserves the right to amend this Amended and Restated Certificate of Incorporation in any manner permitted by the DGCL. Notwithstanding the foregoing, the following provisions in this Amended and Restated Certificate of Incorporation may be amended, altered, repealed or rescinded, in whole or in part, or any provision inconsistent therewith or herewith may be adopted, only by the affirmative vote of the holders of at least sixty six and two thirds percent (66 2/3%) in voting power of all the then outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class: this Article V, Article VI, Article VII, Article VIII, Article IX and Article X.

Section 5.2. Amendment of Bylaws. The Board is expressly authorized to make, repeal, alter, amend and rescind, in whole or in part, the bylaws of the Corporation (as in effect from time to time, the “Bylaws”) without the assent or vote of the stockholders in any manner not inconsistent with the laws of the State of Delaware or this Amended and Restated Certificate of Incorporation. Stockholders shall also have the power to make, repeal, alter, amend and rescind, in whole or in part, the Bylaws without any requirement to obtain separate Board approval; provided, however, that, in addition to any vote of the holders of any class or series of stock of the Corporation required by applicable law, by this Amended and Restated Certificate of Incorporation or by the Bylaws, the affirmative vote of the holders of at least sixty six and two thirds percent (66 2/3%) in voting power of all the then outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class, shall be required in order for the stockholders of the Corporation to alter, amend, repeal or rescind, in whole or in part, any provision of the Bylaws. No Bylaws hereafter made or adopted, nor any alteration or amendment thereto or repeal or rescission thereof, shall invalidate any prior act of the Board that was valid at the time it was taken.

ARTICLE VI

Section 6.1. Board of Directors.

(A) Except as provided in this Amended and Restated Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of the Board. Except as otherwise provided for or fixed pursuant to the provisions of Article IV (including any certificate of designation with respect to any series of Preferred Stock) and this Article VI relating to the rights of the holders of any series of Preferred Stock to elect additional directors, the total number of directors shall be determined from time to time exclusively by resolution adopted by the Board. [The directors (other than those directors elected by the holders of any series of Preferred Stock, voting separately as a series or together with one or more other such series, as the case may be) shall be divided into three classes designated Class I, Class II and Class III. Each class shall consist, as nearly as possible, of one-third of the total number of such directors. Each director shall serve for a term ending on the date of the third annual meeting following the annual meeting at which such director was elected; provided, that each director initially appointed to Class I shall serve for an initial term expiring at the Corporation’s first annual meeting of stockholders following the effectiveness of this provision; each director initially appointed to Class II shall serve for an initial term expiring at the Corporation’s second annual meeting of stockholders following the effectiveness of this provision; and each director initially appointed to Class III shall serve for an initial term expiring at the Corporation’s third annual meeting of stockholders following the effectiveness of this provision. If the number of such directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible, and any such additional director of any class elected to fill a newly created directorship resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class, but in no case shall a decrease in the number of directors remove or shorten the term of any incumbent director. Any such director shall hold office until the annual meeting at which his or her term expires and until his or her successor shall be elected and qualified, or his or her death, resignation, retirement, disqualification or removal from office. The Board is authorized to assign members of the Board already in office to their respective class.]1 [At each annual meeting of stockholders, directors shall be elected for a term of office to expire at the next succeeding annual meeting of stockholders after their election, with each director to hold office until his or her successor shall have been duly elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.]2

(B) Subject to the rights granted to the holders of any one or more series of Preferred Stock then outstanding, any newly created directorship on the Board that results from an increase in the number of directors and any vacancy occurring in the Board (whether by death, resignation, retirement, disqualification, removal or other cause) may only be filled by a majority of the directors then in office, although less than a quorum or by a sole remaining director. Any director elected to fill a vacancy or newly created directorship shall hold office until

[1]	Note: To be inserted if Classified Board Proposal is approved at the Partnership Unitholder Meeting.
[2]	Note: To be inserted if Classified Board Proposal is not approved at the Partnership Unitholder Meeting.

the next [election of the class for which such director shall have been chosen]3 [annual meeting]4 and until his or her successor shall be elected and qualified, or until his or her earlier death, resignation, retirement, disqualification or removal.

(C) Any or all of the directors (other than the directors elected by the holders of any series of Preferred Stock, voting separately as a series or together with one or more other such series, as the case may be) may be removed [only for cause and]5 [with or without cause]6 only by the affirmative vote of the holders of at least sixty six and two thirds percent (66 2/3%) in voting power of all the then outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class.

(D) During any period when the holders of any series of Preferred Stock, voting separately as a series or together with one or more series, have the right to elect additional directors, then upon commencement and for the duration of the period during which such right continues: (i) the then otherwise total authorized number of directors of the Corporation shall automatically be increased by such specified number of directors, and the holders of such Preferred Stock shall be entitled to elect the additional directors so provided for or fixed pursuant to said provisions, and (ii) each such additional director shall serve until such director’s successor shall have been duly elected and qualified, or until such director’s right to hold such office terminates pursuant to said provisions, whichever occurs earlier, subject to his or her earlier death, resignation, retirement, disqualification or removal. Except as otherwise provided by the Board in the resolution or resolutions establishing such series, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such stock, the terms of office of all such additional directors elected by the holders of such stock, or elected to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors, shall forthwith terminate and the total authorized number of directors of the Corporation shall be reduced accordingly.

(E) Elections of directors need not be by written ballot unless the Bylaws shall so provide.

ARTICLE VII

Section 7.1. Limitation on Liability of Directors.

(A) To the fullest extent permitted by the DGCL as it now exists or may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty owed to the Corporation or its stockholders.

(B) Neither the amendment nor repeal of this Article VII, nor the adoption of any provision of this Amended and Restated Certificate of Incorporation, nor, to the fullest extent permitted by the DGCL, any modification of law shall eliminate, reduce or otherwise adversely affect any right or protection of a current or former director of the Corporation existing at the time of such amendment, repeal, adoption or modification.

ARTICLE VIII

Section 8.1. Consent of Stockholders in Lieu of Meeting. Any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of such holders and may not be effected by any consent in writing by such holders; provided, however, that any action required or

[3]	Note: To be inserted if Classified Board Proposal is approved at the Partnership Unitholder Meeting.
[4]	Note: To be inserted if Classified Board Proposal is not approved at the Partnership Unitholder Meeting.
[5]	Note: To be inserted if Classified Board Proposal is approved at the Partnership Unitholder Meeting.
[6]	Note: To be inserted if Classified Board Proposal is not approved at the Partnership Unitholder Meeting.

permitted to be taken by the holders of Preferred Stock, voting separately as a series or separately as a class with one or more other such series, may be taken without a meeting, without prior notice and without a vote, to the extent expressly so provided herein (including in a certificate of designation relating to such series of Preferred Stock).

Section 8.2. Special Meetings of the Stockholders. Except as otherwise required by law and subject to the rights of the holders of any series of Preferred Stock, special meetings of the stockholders of the Corporation for any purpose or purposes may be called at any time only by or at the direction of the Board or the Chairman of the Board.

Section 8.3. Annual Meetings of the Stockholders. An annual meeting of stockholders for the election of directors to succeed those directors whose terms then expire and for the transaction of such other business as may properly come before the meeting, shall be held at such place, if any, on such date, and at such time as shall be fixed exclusively by resolution of the Board or a duly authorized committee thereof.

ARTICLE IX

Section 9.1. Competition and Corporate Opportunities.

(A) In recognition and anticipation that members of the Board who are not employees of the Corporation (the “Non-Employee Directors”) and their respective Affiliates (as defined below) may now engage and may continue to engage in the same or similar activities or related lines of business as those in which the Corporation, directly or indirectly, may engage and/or other business activities that overlap with or compete with those in which the Corporation, directly or indirectly, may engage, the provisions of this Article IX are set forth to regulate and define the conduct of certain affairs of the Corporation with respect to certain classes or categories of business opportunities as they may involve any of the Non-Employee Directors or their respective Affiliates and the powers, rights, duties and liabilities of the Corporation and its directors, officers and stockholders in connection therewith.

(B) No Non-Employee Director (including any Non-Employee Director who serves as an officer of the Corporation in both his or her director and officer capacities) or his or her Affiliates (the Persons (as defined below) identified above being referred to, collectively, as “Identified Persons” and, individually, as an “Identified Person”) shall, to the fullest extent permitted by law, have any duty to refrain from directly or indirectly (1) engaging in the same or similar business activities or lines of business in which the Corporation or any of its Affiliates now engages or proposes to engage or (2) otherwise competing with the Corporation or any of its Affiliates, and, to the fullest extent permitted by law, no Identified Person shall be liable to the Corporation or its stockholders or to any Affiliate of the Corporation for breach of any fiduciary duty solely by reason of the fact that such Identified Person engages in any such activities. To the fullest extent permitted by law, the Corporation, pursuant to Section 122(17) of the DGCL hereby renounces any interest or expectancy in, or right to be offered an opportunity to participate in, any business opportunity that may be a corporate opportunity for an Identified Person and the Corporation or any of its Affiliates, except as provided in Section 9.1(C) of this Article IX. Subject to Section 9.1(C) of this Article IX, in the event that any Identified Person acquires knowledge of a potential transaction or other business opportunity that may be a corporate opportunity for itself, herself or himself and the Corporation or any of its Affiliates, such Identified Person shall, to the fullest extent permitted by law, have no duty to communicate or offer such transaction or other business opportunity to the Corporation or any of its Affiliates and, to the fullest extent permitted by law, shall not be liable to the Corporation or its stockholders or to any Affiliate of the Corporation for breach of any fiduciary duty as a stockholder, director or officer of the Corporation solely by reason of the fact that such Identified Person pursues or acquires such corporate opportunity for itself, herself or himself, or offers or directs such corporate opportunity to another Person.

(C) The Corporation does not renounce its interest in any corporate opportunity offered to any Non-Employee Director (including any Non-Employee Director who serves as an officer of this Corporation) if such opportunity is (i) expressly offered to such person solely in his or her capacity as a director or officer of the Corporation or (ii) identified by a Non-Employee Director solely through the disclosure of information by or on behalf of the Corporation, and the provisions of Section 9.1(B) of this Article IX shall not apply to any such corporate opportunity.

(D) In addition to and notwithstanding the foregoing provisions of this Article IX, a corporate opportunity shall not be deemed to be a potential corporate opportunity for the Corporation if it is a business opportunity that (i) the Corporation is neither financially or legally able, nor contractually permitted to undertake, (ii) from its nature, is not in the line of the Corporation’s business or is of no practical advantage to the Corporation or (iii) is one in which the Corporation has no interest or reasonable expectancy.

(E) For purposes of this Article IX, (i) “Affiliate” shall mean (a) in respect of a Non-Employee Director, any Person that, directly or indirectly, controls or is controlled by, or is under common control with, such Non-Employee Director (other than the Corporation and any entity that is controlled by the Corporation) and (b) in respect of the Corporation, any Person that, directly or indirectly, is controlled by the Corporation; (ii) “Person” shall mean any individual, corporation, general or limited partnership, limited liability company, joint venture, trust, association or any other entity; and (iii) “control” (including the correlative meanings of the terms “controlled by” and “under common control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

(F) To the fullest extent permitted by law, any Person purchasing or otherwise acquiring or holding any interest in any shares of capital stock of the Corporation shall be deemed to have notice of and to have consented to the provisions of this Article IX.

ARTICLE X

Section 10.1. DGCL Section 203. The Corporation hereby expressly elects not to be governed by Section 203 of the DGCL.

Section 10.2. Severability. If any provision or provisions of this Amended and Restated Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Amended and Restated Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Amended and Restated Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not, to the fullest extent permitted by applicable law, in any way be affected or impaired thereby and (ii) to the fullest extent permitted by applicable law, the provisions of this Amended and Restated Certificate of Incorporation (including, without limitation, each such portion of any paragraph of this Amended and Restated Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to or for the benefit of the Corporation to the fullest extent permitted by law.

*    *    *    *

EXHIBIT B

FORM OF AMENDED AND RESTATED BYLAWS OF THE COMPANY

[See attached.]

[Exhibit B to the Amended and Restated Agreement and Plan of Merger]

Final

FORM OF

AMENDED AND RESTATED

BYLAWS

OF

LEGACY RESERVES INC.

ARTICLE I

Offices

Section 1.01 Registered Office. The registered office and registered agent of Legacy Reserves Inc. (the “Corporation”) in the State of Delaware shall be as set forth in the Amended and Restated Certificate of Incorporation (as defined below). The Corporation may also have offices in such other places in the United States or elsewhere (and may change the Corporation’s registered agent) as the Board of Directors of the Corporation (the “Board”) may, from time to time, determine or as the business of the Corporation may require as determined by any officer of the Corporation.

ARTICLE II

Meetings of Stockholders

Section 2.01 Annual Meetings. Annual meetings of stockholders may be held at such place, if any, either within or without the State of Delaware, and at such time and date as the Board shall determine and state in the notice of meeting. The Board may, in its sole discretion, determine that meetings of stockholders shall not be held at any place, but may instead be held solely by means of remote communication as described in Section 2.12 in accordance with Section 211(a)(2) of the General Corporation Law of the State of Delaware (the “DGCL”). The Board may postpone, reschedule or cancel any annual meeting of stockholders previously scheduled by the Board.

Section 2.02 Special Meetings. Special meetings of the stockholders may only be called in the manner provided in the Corporation’s certificate of incorporation as then in effect (as the same may be amended and/or restated from time to time, the “Amended and Restated Certificate of Incorporation”) and may be held at such place, if any, either within or without the State of Delaware, and at such time and date as the Board or the Chairman of the Board shall determine and state in the notice of meeting. The Board may postpone, reschedule or cancel any special meeting of stockholders previously scheduled by the Board or the Chairman of the Board. Business transacted at any special meeting of stockholders shall be limited to the purposes stated in the notice.

Section 2.03 Notice of Stockholder Business and Nominations.

(A) Annual Meetings of Stockholders.

(1) Nominations of persons for election to the Board and the proposal of other business to be considered by the stockholders may be made at an annual meeting of stockholders only (a) pursuant to the Corporation’s notice of meeting (or any supplement thereto) delivered pursuant to Section 2.05, (b) by or at the direction of the Board or any authorized committee thereof, (c) by any stockholder of the Corporation who (i) was a stockholder of record at the time of giving of notice provided for in this Section 2.03 and at the time of the annual meeting, (ii) is entitled to vote at the meeting and (iii) complies with the notice procedures set forth in this Section 2.03 as to such business or nomination, or (d) with respect to nominations, by any Eligible Stockholder (as defined in paragraph (C)(2) of this Section 2.03) whose Stockholder Nominee (as defined in paragraph (C)(1) of this Section 2.03) is included in the Corporation’s proxy materials for the relevant annual meeting. Clauses (c) and (d) of the foregoing sentence shall be the exclusive means for a stockholder to make director nominations and clause (c) of the foregoing sentence shall be the exclusive means for a stockholder to submit other business (other than matters properly brought under Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and included in the Corporation’s notice of meetings) before an annual meeting of stockholders.

(2) Without qualification, for nominations or any other business to be properly brought before an annual meeting by a stockholder pursuant to clause (c) of paragraph (A)(1) of this Section 2.03, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation, and, in the case of business other than nominations of persons for election to the Board, such other business must constitute a proper matter for stockholder action. To be timely, such stockholder’s notice shall be delivered to the Secretary of the Corporation at the principal executive offices of the Corporation not less than ninety (90) days nor more than one hundred and twenty (120) days prior to the first anniversary of the preceding year’s annual meeting (which date shall, for purposes of the Corporation’s first annual meeting of stockholders after its shares of Common Stock (as defined in the Amended and Restated Certificate of Incorporation) are first publicly traded, be deemed to have occurred on May 15, 2018); provided, however, that in the event that the date of the annual meeting is advanced by more than thirty (30) days, or delayed by more than seventy (70) days, from the anniversary date of the previous year’s meeting, or if no annual meeting was held in the preceding year, notice by the stockholder to be timely must be so delivered not earlier than the close of business on the one hundred and twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made. Public announcement of an adjournment or postponement of an annual meeting shall not commence a new time period (or extend any time period) for the giving of a stockholder’s notice. Notwithstanding anything in this Section 2.03(A)(2) to the contrary, if the number of directors to be elected to the Board at an annual meeting is increased, and there is no public announcement by the Corporation naming all of the nominees for director or specifying the size of the increased Board at least one hundred (100) calendar days prior to the first anniversary of the prior year’s annual meeting of stockholders, then a stockholder’s notice required by this Section 2.03 shall be considered timely, but only with respect to nominees for any new positions created by such increase, if it is received by the Secretary of the Corporation not later than the close of business on the tenth (10th) calendar day following the day on which such public announcement is first made by the Corporation.

(3) To be in proper form, a stockholder’s notice delivered pursuant to this Section 2.03 must: (a) set forth, as to the stockholder giving the notice, the beneficial owner, if any, on whose behalf the nomination or proposal is made, and their respective affiliates or associates or others acting in concert therewith (i) the name and address of such stockholder, as they appear on the Corporation’s books, and of such beneficial owner, and of their respective affiliates or associates or others acting in concert therewith; (ii) (A) the class or series and number of shares of the Corporation which are, directly or indirectly, owned beneficially and of record by such stockholder and such beneficial owner, and their respective affiliates or associates or others acting in concert therewith (B) any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the Corporation or with a value derived in whole or in part from the value of any class or series of shares of the Corporation, or any derivative or synthetic arrangement having the characteristics of a long position in any class or series of shares of the Corporation, or any contract, derivative, swap or other transaction or series of transactions designed to produce economic benefits and risks that correspond substantially to the ownership of any class or series of shares of the Corporation, including due to the fact that the value of such contract, derivative, swap or other transaction or series of transactions is determined by reference to the price, value or volatility of any class or series of shares of the Corporation, whether or not such instrument, contract or right shall be subject to settlement in the underlying class or series of capital stock of the Corporation, through the delivery of cash or other property, or otherwise, and without regard to whether the stockholder of record, the beneficial owner, or any affiliates or associates or others acting in concert therewith, may have entered into transactions that hedge or mitigate the economic effect of such instrument, contract or right, or any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of shares of the Corporation and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of any class or series of shares of the Corporation (any of the foregoing, a “Derivative Instrument”) directly or indirectly owned beneficially by such stockholder, the beneficial owner, or any of their respective affiliates or associates or others acting in concert therewith, (C) any proxy, contract, arrangement, understanding, or relationship pursuant to which such stockholder, such beneficial owner and their respective affiliates or associates or others acting in concert therewith have any right to vote any class or series of shares of any security of the Corporation, and any contract, arrangement, understanding, relationship or otherwise, the purpose or effect of which is to increase or decrease the voting power of such stockholder, such beneficial owner and their respective affiliates or associates or others acting in concert therewith, (D) any short interest in any security of the Corporation (for purposes of this Section 2.03 a person shall be deemed to have a short interest in a security if such person directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has the opportunity to profit or share in any profit derived from any decrease in the value of the subject security) involving such stockholder, such beneficial owner and their respective affiliates or associates or others acting in concert therewith, (E) any rights to dividends on the shares of the Corporation owned beneficially by such stockholder, such beneficial owner and their respective affiliates or associates or others acting in concert therewith that are separated or separable from the underlying shares of the Corporation, (F) any proportionate interest in shares of the Corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership in which such stockholder, such beneficial owner and their respective affiliates or associates or others acting in concert therewith is a general partner or, directly or indirectly, beneficially owns an interest in a general partner, (G) any performance-related fees (other than an asset-based fee) that such stockholder, such beneficial owner and their respective affiliates or associates or others acting in concert therewith is entitled to based on any increase or decrease in the value of shares of the Corporation or Derivative Instruments, if any, as of the date of such notice, including, without limitation, any such interests held by members of the immediate family sharing the same household of such stockholder, such beneficial owner and their respective affiliates or associates or others acting in concert therewith, (H) any significant equity interests or any Derivative Instruments or short interests in any principal competitor of the Corporation held by such stockholder, such beneficial owner and their respective affiliates or associates or others acting in concert therewith and (I) any direct or indirect interest of such stockholder, such beneficial owner and their respective affiliates or associates or others acting in concert therewith in any contract with the Corporation, any affiliate of the Corporation or any principal competitor of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement) (which information shall be supplemented by such stockholder and beneficial owner, if any, not later than ten (10) days after the record date for the meeting to disclose such ownership as of the record date); (iii) any other information relating to such stockholder and beneficial owner, if any, that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for, as applicable, the proposal and/or for the election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder; and (iv) a representation whether the stockholder or the beneficial owner, if any, intends or is part of a group which intends (y) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the business to be proposed or to elect the nominee and/or (z) otherwise to solicit proxies from stockholders in support of such proposal or the nomination; (b) if the notice relates to any business other than a nomination of a director or directors that the stockholder proposes to bring before the meeting, set forth (i) a brief description of the business desired to be brought before the meeting (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend the Bylaws of the Corporation, the language of the proposed amendment), the reasons for conducting such business at the meeting and any material interest of such stockholder and beneficial owner, if any, in such business and (ii) a description of all agreements, arrangements and understandings between such stockholder and beneficial owner, if any, and any other person or persons

(including their names) in connection with the proposal of such business by such stockholder; (c) set forth, as to each person, if any, whom the stockholder proposes to nominate for election or reelection to the Board of Directors (i) all information relating to such person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder (including such person’s written consent to being named in the Corporation’s proxy statement as a nominee of the stockholder and to serving as a director if elected) and (ii) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among such stockholder and the beneficial owner, if any, on whose behalf the nomination is made and their respective affiliates and associates, or others acting in concert therewith, on the one hand, and each proposed nominee, and his or her respective affiliates and associates, or others acting in concert therewith, on the other hand, including, without limitation all information that would be required to be disclosed pursuant to Item 404 promulgated under Regulation S-K if the stockholder making the nomination, such beneficial owner, or any affiliate or associate thereof or person acting in concert therewith, were the “registrant” for purposes of such rule and the nominee were a director or executive officer of such registrant, and a description of any other agreements, arrangements and understandings between or among such stockholder, such beneficial owner, any of their respective affiliates or associates or others acting in concert therewith, and any other person or persons (including their names) in connection with the nomination by such stockholder; and (d) with respect to each nominee for election or reelection to the Board of Directors, include a completed and signed questionnaire, representation and agreement required by Section 2.04. The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as a director of the Corporation, including information relevant to the independence, or lack thereof, of such nominee.

(B) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting. Nominations of persons for election to the Board may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting (1) by or at the direction of the Board or any committee thereof or (2) provided that the Board has determined that directors shall be elected at such meeting, by any stockholder of the Corporation who is entitled to vote at the meeting, who complies with the notice procedures set forth in this Section 2.03 and who is a stockholder of record at the time such notice is delivered to the Secretary of the Corporation. In the event the Corporation calls a special meeting of stockholders for the purpose of electing one or more directors to the Board, any such stockholder entitled to vote in such election of directors may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation’s notice of meeting if the stockholder’s notice as required by paragraph (A)(2) of this Section 2.03 with respect to any nomination (including the completed and signed questionnaire, representation and agreement required by Section 2.04) shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the one hundred twentieth (120th) day prior to such special meeting and not later than the close of business on the later of the ninetieth (90th) day prior to such special meeting or the tenth (10th) day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board to be elected at such meeting. In no event shall the public announcement of an adjournment or postponement of a special meeting commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above.

(C) Proxy Access for Director Nominations.

(1) Subject to the terms and conditions of these Bylaws and the Amended and Restated Certificate of Incorporation, in connection with an annual meeting of stockholders at which directors are to be elected, the Corporation will include in its proxy statement and on its form of proxy and on any ballot distributed at such annual meeting (in addition to the persons nominated for election by the Board or any committee thereof) the name of a nominee for election to the Board submitted pursuant to this paragraph (C) of Section 2.03 (a

“Stockholder Nominee”), and will include in its proxy statement information relating to the Stockholder Nominee (the “Required Information,” as defined below), if (i) the Stockholder Nominee satisfies the eligibility requirements in this paragraph (C) of Section 2.03, (ii) the Stockholder Nominee is identified in a notice (the “Stockholder Notice”) that is timely and proper and delivered in accordance with this paragraph (C) of Section 2.03 by a stockholder that qualifies as, or is acting on behalf of, an Eligible Stockholder (as defined below), (iii) the Eligible Stockholder expressly elects at the time of the delivery of the Stockholder Notice to have the Stockholder Nominee included in the Corporation’s proxy materials pursuant to this Section 2.03(C), and (iv) the additional requirements of these Bylaws are met.

(2) To qualify as an “Eligible Stockholder,” a stockholder or beneficial owner must (i) Own and have Owned, continuously for at least three years as of the date of the Stockholder Notice, a number of shares that represents at least three percent (3%) of the outstanding shares of the Voting Stock (as defined below) as of the date of the Stockholder Notice (the “Required Shares”), and (ii) thereafter continue to own the Required Shares through such annual meeting of stockholders. For purposes of this paragraph (C) of Section 2.03, “Voting Stock” shall mean the capital stock of the Corporation generally entitled to vote in the election of directors. For purposes of satisfying the ownership requirements of this paragraph (C)(2) of Section 2.03, a group of no more than twenty (20) stockholders and/or beneficial owners may aggregate the shares of Voting Stock that each stockholder and/or beneficial owner has Owned continuously for at least three years as of the date of the Stockholder Notice. No stockholder or beneficial owner, alone or together with any of its affiliates, may be a member of more than one group of stockholders constituting an Eligible Stockholder under this paragraph (C) of Section 2.03 per each annual meeting of stockholders. A group of funds that are (i) under common management and investment control, (ii) under common management and funded primarily by the same employer or (iii) a “group of investment companies,” as such term is defined in Section 12(d)(1)(G)(ii) of the Investment Company Act of 1940, as amended, shall be treated as one stockholder or beneficial owner. Whenever an Eligible Stockholder consists of a group of stockholders and/or beneficial owners, any and all requirements and obligations for an Eligible Stockholder set forth in this paragraph (C) of Section 2.03 must be satisfied by each such stockholder or beneficial owner, except that shares may be aggregated as specified in this paragraph (C)(2) of Section 2.03.

(3) For purposes of this paragraph (C) or Section 2.03:

(a) A stockholder or beneficial owner shall be deemed to “Own” only those outstanding shares of Voting Stock as to which such person possesses both (A) the full voting and investment rights pertaining to the shares and (B) the full economic interest in (including the opportunity for profit and risk of loss on) such shares; provided that the number of shares calculated in accordance with clauses (A) and (B) shall not include any shares (1) sold by such person or any of its affiliates in any transaction that has not been settled or closed, including any short sale, (2) borrowed by such person or any of its affiliates for any purposes or purchased by such person or any of its affiliates pursuant to an agreement to resell, or (3) subject to any option, warrant, forward contract, swap, contract of sale, or other derivative or similar agreement entered into by such person or any of its affiliates, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of outstanding shares of Voting Stock, in any such case which instrument or agreement has, or is intended to have, or if exercised would have, the purpose or effect of (x) reducing in any manner, to any extent or at any time in the future, such person’s or its affiliates’ full right to vote or direct the voting of any such shares, and/or (y) hedging, offsetting, or altering to any degree any gain or loss arising from the full economic ownership of such shares by such person or its affiliates. The terms “Owned,” “Owning” and other variations of the word “Own,” when used with respect to a stockholder or beneficial owner, shall have correlative meanings.

(b) A stockholder or beneficial owner shall “Own” shares held in the name of a nominee or other intermediary so long as the person retains the right to instruct how the shares are voted with respect to the election of directors and possesses the full economic interest in the shares. The person’s Ownership of shares shall be deemed to continue during any period in which the person has delegated any voting power by means of a proxy, power of attorney, or other instrument or arrangement that is revocable at any time by the person.

(c) A stockholder or beneficial owner’s Ownership of shares shall be deemed to continue during any period in which the person has loaned such shares provided that the person (A) both has the power to recall such loaned shares on five business days’ notice and recalls the loaned shares within five business days of being notified that its Stockholder Nominee will be included in the Corporation’s proxy materials for the relevant annual meeting, and (B) holds the recalled shares through the annual meeting.

(4) For purposes of this paragraph (C) of Section 2.03, the “Required Information” that the Corporation will include in its proxy statement is:

(a) The information concerning each Stockholder Nominee and the Eligible Stockholder that is required to be disclosed in the Corporation’s proxy statement by the applicable requirements of the Exchange Act and the rules and regulations thereunder, and

(b) If the Eligible Stockholder so elects, a written statement of the Eligible Stockholder (or, in the case of a group, a written statement of the group), not to exceed five-hundred (500) words, in support of each Stockholder Nominee, which must be provided at the same time as the Stockholder Notice for inclusion in the Corporation’s proxy statement for the annual meeting (the “Statement”).

Notwithstanding anything to the contrary contained in this paragraph (C) of Section 2.03, the Corporation may omit from its proxy materials any information or Statement that it, in good faith, believes is untrue in any material respect (or omits a material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading) or would violate any applicable law, rule, regulation or listing standard. Nothing in this paragraph (C) of Section 2.03 shall limit the Corporation’s ability to solicit against and include in its proxy materials its own statements relating to any Eligible Stockholder or Stockholder Nominee.

(5) Within the time period specified herein, the Stockholder Notice shall be delivered by a stockholder and shall set forth all information, representations and agreements required under paragraphs (A)(3)(a) and (A)(3)(c) of this Section 2.03 above (and for such purposes, references therein to “stockholder” and to the “beneficial owner,” if any, on whose behalf the nomination is made shall be deemed to refer to “Eligible Stockholder”), and in addition such Stockholder Notice shall include:

(a) a copy of the Schedule 14N that has been or concurrently is filed with the SEC under the Exchange Act,

(b) a statement setting forth and certifying to the number of shares of Voting Stock the Eligible Stockholder Owns and has Owned (as defined in paragraph (C)(3) of this Section 2.03 of these Bylaws) continuously for at least three years as of the date of the Stockholder Notice and agreeing to continue to Own such shares through the annual meeting and stating whether it intends to maintain Ownership of the Required Shares for at least one year following the annual meeting, which statement shall also be included in the Schedule 14N filed with the SEC,

(c) the written agreement of the Eligible Stockholder addressed to the Corporation, setting forth the following additional agreements, representations, and warranties:

i. it will provide (1) the information required under paragraph (A)(3) of this Section 2.03 as of the record date, (2) notification in writing verifying the Eligible Stockholder’s continuous Ownership of the Required Shares as of the record date, and (3) immediate notice to the Corporation if the Eligible Stockholder ceases to own any of the Required Shares prior to the annual meeting of stockholders,

ii. it (1) acquired the Required Shares in the ordinary course of business and not with the intent to change or influence control at the Corporation, and does not presently have any such intent, (2) has not nominated and will not nominate for election to the Board at the annual meeting any person other than the

Stockholder Nominee(s) being nominated pursuant to this paragraph (C) of Section 2.03, (3) has not engaged and will not engage in, and has not been and will not be a participant (as defined in Item 4 of Exchange Act Schedule 14A) in, a solicitation within the meaning of Exchange Act Rule 14a-1(l), in support of the election of any individual as a director at the annual meeting other than its Stockholder Nominee or a nominee of the Board, and (4) will not distribute to any stockholder any form of proxy for the annual meeting other than the form distributed by the Corporation, and

iii. it will (1) assume all liability stemming from any legal or regulatory violation arising out of the Eligible Stockholder’s communications with the stockholders of the Corporation or out of the information that the Eligible Stockholder provided to the Corporation, (2) indemnify and hold harmless the Corporation and each of its directors, officers and employees individually against any liability, loss or damages in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the Corporation or any of its directors, officers or employees arising out of any nomination submitted by the Eligible Stockholder pursuant to this paragraph (C) of Section 2.03, (3) comply with all laws, rules, regulations and listing standards applicable to any solicitation in connection with the annual meeting, (4) file all materials described below in clause (c) of paragraph (C)(7) of this Section 2.03 with the SEC, regardless of whether any such filing is required under Exchange Act Regulation 14A, or whether any exemption from filing is available for such materials under Exchange Act Regulation 14A, and (5) promptly provide to the Corporation prior to the day of the annual meeting such additional information as reasonably requested by the Corporation, and

iv. in the case of a nomination by a group, the designation by all group members of one group member that is authorized to act on behalf of all members of the nominating stockholder group with respect to the nomination and matters related thereto, including withdrawal of the nomination.

(6) To be timely under this paragraph (C) of Section 2.03, the Stockholder Notice must be delivered by a stockholder to the Secretary of the Corporation at the principal executive offices of the Corporation not later than the close of business on the one hundred twentieth (120th) day, nor earlier than the close of business on the one hundred fiftieth (150th) day, prior to the first anniversary of the date (as stated in the Corporation’s proxy materials) the definitive proxy statement was first sent to stockholders in connection with the preceding year’s annual meeting of stockholders (which date shall, for purposes of the Corporation’s first annual meeting of stockholders after its shares of Common Stock are first publicly traded, be deemed to have occurred on April 15, 2018); provided, however, that in the event that the date of the annual meeting is more than thirty (30) days before or more than seventy (70) days after such anniversary date, notice by the stockholder must be so delivered not earlier than the close of business on the one hundred fiftieth (150th) day prior to such annual meeting and not later than the close of business on the later of the one hundred twentieth (120th) day prior to such annual meeting or the tenth (10th) day following the day on which public announcement of the date of such meeting is first made by the Corporation. In no event shall an adjournment, recess or postponement of an annual meeting or the public announcement thereof commence a new time period (or extend any time period) for the giving of the Stockholder Notice as described above.

(7) An Eligible Stockholder must:

(a) within five business days after the date of the Stockholder Notice, provide to the Corporation one or more written statements from the record holder(s) of the Required Shares and from each intermediary through which the Required Shares are or have been held, in each case during the requisite three-year holding period, specifying the number of shares that the Eligible Stockholder Owns, and has Owned continuously in compliance with this paragraph (C) of Section 2.03,

(b) include in the Schedule 14N filed with the SEC (A) the number of shares of Voting Stock Owned by the Eligible Stockholder and (B) a statement certifying that it Owns and has Owned the Required Shares in compliance with this paragraph (C) of Section 2.03,

(c) file with the SEC any solicitation or other communication by or on behalf of the Eligible Stockholder relating to the Corporation’s annual meeting of stockholders, one or more of the Corporation’s directors or director nominees or any Stockholder Nominee, regardless of whether any such filing is required under Exchange Act Regulation 14A or whether any exemption from filing is available for such solicitation or other communication under Exchange Act Regulation 14A, and

(d) as to any group of funds whose shares are aggregated for purposes of constituting an Eligible Stockholder, within five business days after the date of the Stockholder Notice, provide to the Corporation documentation reasonably satisfactory to the Corporation that demonstrates that the funds satisfy the requirements of the fifth sentence of paragraph (C)(2) of this Section 2.03.

The information provided pursuant to this paragraph (C)(7) of Section 2.03 shall be deemed part of the Stockholder Notice for purposes of this paragraph (C) of Section 2.03

(8) Within the time period and in the manner prescribed in paragraph (C)(6) of this Section 2.03 for delivery of the Stockholder Notice, a written representation and agreement of each Stockholder Nominee shall be delivered to the Secretary of the Corporation, which shall be deemed part of the Stockholder Notice for purposes of this paragraph (C) of Section 2.03 and signed by each Stockholder Nominee and representing and agreeing that such Stockholder Nominee:

(a) consents to being named in the Corporation’s proxy statement and form of proxy as a nominee and to serving as a director if elected,

(b) is not and will not become a party to any agreement, arrangement, or understanding with, and has not given any commitment or assurance to, any person or entity as to how such Stockholder Nominee, if elected as a director, will act or vote on any issue or question that has not been disclosed to the Corporation, and

(c) is not and will not become a party to any agreement, arrangement, or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement, or indemnification in connection with candidacy or service or action as a director that has not been disclosed to the Corporation.

The Stockholder Nominee must promptly provide to the Corporation prior to the date of the annual meeting such other information as it may reasonably request. The Corporation may request such additional information as necessary to permit the Board to determine if each Stockholder Nominee satisfies the requirements of this paragraph (C) of Section 2.03.

(9) In the event that any information or communications provided by the Eligible Stockholder or any Stockholder Nominees to the Corporation or its stockholders is not, when provided, or thereafter ceases to be, true, correct and complete in all material respects (including omitting a material fact necessary to make the statements made, in light of the circumstances under which they were made, not misleading), each Eligible Stockholder or Stockholder Nominee, as the case may be, shall promptly notify the Secretary and provide the information that is required to make such information or communication true, correct, complete and not misleading; it being understood that providing any such notification shall not be deemed to cure any defect or limit the Corporation’s right to omit a Stockholder Nominee from its proxy materials as provided in this paragraph (C) of Section 2.03.

(10) Notwithstanding anything to the contrary contained in this paragraph (C) of Section 2.03, the Corporation may omit from its proxy materials any Stockholder Nominee, and such nomination shall be disregarded and no vote on such Stockholder Nominee will occur, notwithstanding that proxies in respect of such vote may have been received by the Corporation, if:

(a) the Eligible Stockholder or Stockholder Nominee breaches any of its respective agreements, representations, or warranties set forth in the Stockholder Notice (or otherwise submitted pursuant to this paragraph (C) of Section 2.03) or any of the information in the Stockholder Notice (or otherwise submitted pursuant to this paragraph (C) of Section 2.03) was not, when provided, true, correct and complete, or the requirements of this paragraph (C) of Section 2.03 have otherwise not been met,

(b) the Stockholder Nominee (A) is not independent under any applicable listing standards, any applicable rules of the SEC, and any publicly disclosed standards used by the Board in determining and disclosing the independence of the Corporation’s directors, (B) does not qualify either (1) as independent under the audit committee independence requirements set forth in the rules of any stock exchange applicable to the Corporation, or (2) as a “non-employee director” under Exchange Act Rule 16b-3 (or any successor provision), (C) is or has been, within the past three years, an officer or director of a competitor, as defined for purposes of Section 8 of the Clayton Antitrust Act of 1914, as amended, (D) is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses), has been convicted in a criminal proceeding (excluding traffic violations and other minor offenses), is a named subject of a pending civil fraud investigation or has been convicted of fraud in a civil proceeding, in each case, within the past ten (10) years, or (E) is subject to any order of the type specified in Rule 506(d) of Regulation D promulgated under the Securities Act of 1933, as amended,

(c) the Corporation has received a notice (whether or not subsequently withdrawn) that a stockholder intends to nominate any candidate for election to the Board pursuant to the advance notice requirements for stockholder nominees for director in paragraph (A)(3) of this Section 2.03,

(d) the election of the Stockholder Nominee to the Board would cause the Corporation to violate the Amended and Restated Certificate of Incorporation, these Bylaws, any applicable law, rule, regulation or listing standard, or

(e) the Eligible Stockholder or applicable Stockholder Nominee fails to comply with its obligations pursuant to these Bylaws, including but not limited to its obligations under this paragraph (C) of Section 2.03.

(11) The maximum number of Stockholder Nominees submitted by all Eligible Stockholders that may be included in the Corporation’s proxy materials pursuant to this paragraph (C) of Section 2.03 shall not exceed the greater of (i) two or (ii) twenty percent (20%) of the number of directors in office as of the last day on which a Stockholder Notice may be delivered pursuant to this paragraph (C) of Section 2.03 with respect to the annual meeting, or if such amount is not a whole number, the closest whole number (rounding down) below twenty percent (20%) (such resulting number, the “Permitted Number”); provided that the Permitted Number shall be reduced by: (i) any Stockholder Nominee whose name was submitted for inclusion in the Corporation’s proxy materials pursuant to this paragraph (C) of Section 2.03 but who the Board of Directors decides to nominate as a Board nominee or whose name is withdrawn [,]1 [and]2 (ii) any nominees who were previously elected to the Board as Stockholder Nominees at any of the preceding two annual meetings and who are nominated for election at such annual meeting by the Board as a Board nominee [, (iii) any director currently serving on the Board who was a Stockholder Nominee at any of the two preceding annual meetings and (iv) any director currently serving on the Board who was a Stockholder Nominee at the third preceding annual meeting and who the Board decides to nominate as a Board nominee at the upcoming annual meeting]3. In the event that one or more vacancies for any reason occurs after the date of the Stockholder Notice but before the annual meeting and the Board resolves to reduce the size of the Board in connection therewith, the Permitted Number shall be calculated based on the number of directors in office as so reduced. In the event that the number of Stockholder Nominees submitted by Eligible Stockholders pursuant to this paragraph (C) of Section 2.03 exceeds the Permitted Number, the Corporation shall determine which Stockholder Nominees shall be included in the

[1]	Note: To be inserted if Classified Board Proposal is approved at the Partnership Unitholder Meeting.
[2]	Note: To be inserted if Classified Board Proposal is not approved at the Partnership Unitholder Meeting.
[3]	Note: To be inserted if Classified Board Proposal is approved at the Partnership Unitholder Meeting.

Corporation’s proxy materials in accordance with the following provisions: each Eligible Stockholder will select one Stockholder Nominee for inclusion in the Corporation’s proxy materials until the Permitted Number is reached, going in order of the amount (largest to smallest) of shares of Voting Stock each Eligible Stockholder disclosed as Owned in its respective Stockholder Notice submitted to the Corporation. If the Permitted Number is not reached after each Eligible Stockholder has selected one Stockholder Nominee, this selection process will continue as many times as necessary, following the same order each time, until the Permitted Number is reached. Following such determination, if any Stockholder Nominee who satisfies the eligibility requirements in this paragraph (C) of Section 2.03 thereafter is nominated by the Board, thereafter is not included in the Corporation’s proxy materials or thereafter is not submitted for director election for any reason (including the Eligible Stockholder’s or Stockholder Nominee’s failure to comply with this paragraph (C) of Section 2.03), no other nominee or nominees shall be included in the Corporation’s proxy materials or otherwise submitted for director election in substitution thereof.

(12) Any Stockholder Nominee who is included in the Corporation’s proxy materials for a particular annual meeting of stockholders but either (i) withdraws from or becomes ineligible or unavailable for election at the annual meeting for any reason, including for the failure to comply with any provision of these Bylaws (provided that in no event shall any such withdrawal, ineligibility or unavailability commence a new time period (or extend any time period) for the giving of a Stockholder Notice) or (ii) does not receive a number of votes cast in favor of his or her election at least equal to twenty-five percent (25%) of the shares present in person or represented by proxy and entitled to vote in the election of directors, will be ineligible to be a Stockholder Nominee pursuant to this paragraph (C) of Section 2.03 for the next two annual meetings.

(13) The Board (and any other person or body authorized by the Board) shall have the power and authority to interpret this paragraph (C) of Section 2.03 and to make any and all determinations necessary or advisable to apply this paragraph (C) of Section 2.03 to any persons, facts or circumstances, including the power to determine (i) whether one or more stockholders or beneficial owners qualifies as an Eligible Stockholder, (ii) whether a Stockholder Notice complies with this paragraph (C) of Section 2.03 and has otherwise met the requirements of this paragraph (C) of Section 2.03, (iii) whether a Stockholder Nominee satisfies the qualifications and requirements in this paragraph (C) of Section 2.03, and (iv) whether any and all requirements of this paragraph (C) of Section 2.03 have been satisfied. Any such interpretation or determination adopted in good faith by the Board (or any other person or body authorized by the Board) shall be binding on all persons, including the Corporation and its stockholders (including any beneficial owners). Notwithstanding the foregoing provisions of this paragraph (C) of Section 2.03, unless otherwise required by law or otherwise determined by the chairman of the meeting or the Board, if the Eligible Stockholder (or a qualified representative (as defined below) of the Eligible Stockholder) does not appear at the annual meeting of stockholders of the Corporation to present its Stockholder Nominee or Stockholder Nominees, such nomination or nominations shall be disregarded, notwithstanding that proxies in respect of the election of the Stockholder Nominee or Stockholder Nominees may have been received by the Corporation. This paragraph (C) of Section 2.03 shall be the exclusive method for stockholders to include nominees for director election in the Corporation’s proxy materials.

(D) General.

(1) Only such persons who are nominated in accordance with the procedures set forth in this Section 2.03 shall be eligible to be elected at an annual or special meeting of stockholders of the Corporation to serve as directors and only such business shall be conducted at an annual or special meeting of stockholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 2.03. Except as otherwise provided by law, the Amended and Restated Certificate of Incorporation or these Bylaws, the chairman of the meeting shall, in addition to making any other determination that may be appropriate for the conduct of the meeting, have the power and duty (a) to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in these Bylaws, including whether the stockholder or beneficial owner, if any, on whose behalf the nomination or proposal is made solicited (or is part of a group which solicited) or did not so solicit, at the case may be, proxies in support of such stockholder’s nominee or proposal in compliance with such stockholder’s representation as required by clause (A)(3)(a)(iv) of this Section 2.03 and, (b) if any proposed nomination or business is not in compliance with these Bylaws, to declare that such defective proposal or nomination shall be disregarded. The date and time of the opening and the closing of the polls for each matter upon which the stockholders will vote at a meeting shall be announced at the meeting by the chairman of the meeting. The Board may adopt by resolution such rules and regulations for the conduct of the meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules and regulations as adopted by the Board, the chairman of the meeting shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairman, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the chairman of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders entitled to vote at the meeting, their duly authorized and constituted proxies or such other persons as the chairman of the meeting shall determine; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. Notwithstanding the foregoing provisions of this Section 2.03, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the annual or special meeting of stockholders of the Corporation to present a nomination or business, such nomination shall be disregarded and such proposed business shall not be transacted, notwithstanding that proxies in respect of such vote may have been received by the Corporation. For purposes of this Section 2.03, to be considered a qualified representative of the stockholder, a person must be a duly authorized officer, manager or partner of such stockholder or must be authorized by a writing executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, at the meeting of stockholders. Unless and to the extent determined by the Board or the chairman of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.

(2) Whenever used in these Bylaws, “public announcement” shall mean disclosure (a) in a press release released by the Corporation; provided such press release is released by the Corporation following its customary procedures, is reported by the Dow Jones News Service, Associated Press or comparable national news service, or is generally available on internet news sites, or (b) in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act and the rules and regulations promulgated thereunder.

(3) Notwithstanding the foregoing provisions of this Section 2.03, a stockholder shall also comply with all applicable requirements of the Exchange Act and the rules and regulations promulgated thereunder with respect to the matters set forth in this Section 2.03; provided, however, that, to the fullest extent permitted by law, any references in these Bylaws to the Exchange Act or the rules and regulations promulgated thereunder are not intended to and shall not limit any requirements applicable to nominations or proposals as to any other business to be considered pursuant to these Bylaws (including paragraph (A)(1)(c) and paragraph (B) of this Section 2.03), and compliance with paragraph (A)(1)(c) and paragraph (B) of this Section 2.03 of these Bylaws shall be the exclusive means for a stockholder to make nominations or submit other business (other than, as provided in the last sentence of (A)(1), business other than nominations brought properly under and in compliance with Rule 14a-8 of the Exchange Act, as may be amended from time to time). Nothing in these Bylaws shall be deemed to affect any rights of the holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation to elect directors under specified circumstances.

Section 2.04 Submission of Questionnaire, Representation and Agreement. To be eligible to be a nominee for election or reelection as a director of the Corporation, a person must deliver by mail (in the case of nominee nominated by a stockholder pursuant to Section 2.03, in accordance with the time periods prescribed for delivery of notice under Section 2.03 of these Bylaws, as applicable) to the Secretary of the Corporation at the principal executive offices of the Corporation a written questionnaire with respect to the background and qualification of such person and the background of any other person or entity on whose behalf the nomination is being made (which questionnaire shall be provided by the Secretary upon written request) and a written representation and agreement (in the form provided by the Secretary upon written request) that such person (i) is not and will not become a party to (1) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such person, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to the Corporation or (2) any Voting Commitment that could limit or interfere with such person’s ability to comply, if elected as a director of the Corporation, with such person’s fiduciary duties under applicable law, (ii) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with such person’s candidacy or service or action as a director that has not been disclosed to the Corporation, and (iii) in such person’s individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director of the Corporation, and will comply with all applicable corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines of the Corporation, and any other Corporation policies and guidelines applicable to directors.

Section 2.05 Notice of Meetings. Whenever stockholders are required or permitted to take any action at a meeting, a timely notice in writing or by electronic transmission, in the manner provided in Section 232 of the DGCL, of the meeting, which shall state the place, if any, date and time of the meeting, the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, and, in the case of a special meeting, the purposes for which the meeting is called, shall be mailed to or transmitted electronically by the Secretary of the Corporation to each stockholder of record entitled to vote thereat as of the record date for determining the stockholders entitled to notice of the meeting. Unless otherwise provided by law, the Amended and Restated Certificate of Incorporation or these Bylaws, the notice of any meeting shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting.

Section 2.06 Quorum. Unless otherwise required by law, the Amended and Restated Certificate of Incorporation or the rules of any stock exchange upon which the Corporation’s securities are listed, the holders of record of a majority of the voting power of the issued and outstanding shares of capital stock of the Corporation entitled to vote thereat, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of stockholders. Notwithstanding the foregoing, where a separate vote by a class or series or classes or series is required, a majority in voting power of the outstanding shares of such class or series or classes or series, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to the vote on that matter. Once a quorum is present to organize a meeting, it shall not be broken by the subsequent withdrawal of any stockholders. At any meeting of stockholders of the Corporation, if less than a quorum be present, the chairman of the meeting or stockholders holding a majority in voting power of the shares of stock of the Corporation, present in person or by proxy and entitled to vote thereat, shall have the power to adjourn the meeting from time to time in accordance with Section 2.11.

Section 2.07 Voting. Except as otherwise provided by or pursuant to the provisions of the Amended and Restated Certificate of Incorporation, each stockholder entitled to vote at any meeting of stockholders shall be entitled to one vote for each share of stock held by such stockholder that has voting power upon the matter in question. Each stockholder entitled to vote at a meeting of stockholders or to express consent to corporate action in writing without a meeting may authorize another person or persons to act for such stockholder by proxy in any manner provided by applicable law, but no such proxy shall be voted or acted upon after three years from its date, unless the proxy provides for a longer period. A proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. A stockholder may revoke any proxy that is not irrevocable by attending the meeting and voting in person or by delivering to the Secretary of the Corporation a revocation of the proxy or a new proxy bearing a later date. Unless required by the Amended and Restated Certificate of Incorporation or applicable law, or determined by the chairman of the meeting to be advisable, the vote on any question need not be by ballot. On a vote by ballot, each ballot shall be signed by the stockholder voting, or by such stockholder’s proxy, if there be such proxy. When a quorum is present or represented at any meeting, the vote of the holders of a majority of the voting power of the outstanding shares of stock present in person or represented by proxy and entitled to vote and voting on the subject matter shall decide any question brought before such meeting, unless the question is one upon which, by express provision of applicable law, of the rules or regulations of any stock exchange applicable to the Corporation, of any regulation applicable to the Corporation or its securities, of the Amended and Restated Certificate of Incorporation or of these Bylaws, a different vote is required, in which case such express provision shall govern and control the decision of such question. Notwithstanding the foregoing sentence and subject to the Amended and Restated Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock (as defined in the Amended and Restated Certificate of Incorporation)), all elections of directors shall be determined by a plurality of the votes cast in respect of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors.

Section 2.08 Chairman of Meetings. The Chairman of the Board, if one is elected, or, in his or her absence or disability, the Chief Executive Officer of the Corporation, or in the absence of the Chairman of the Board and the Chief Executive Officer, a person designated by the Board shall be the chairman of the meeting and, as such, preside at all meetings of the stockholders.

Section 2.09 Secretary of Meetings. The Secretary of the Corporation shall act as secretary at all meetings of the stockholders. In the absence or disability of the Secretary, the Chairman of the Board or the Chief Executive Officer shall appoint a person to act as Secretary at such meetings.

Section 2.10 Consent of Stockholders in Lieu of Meeting. Any action required or permitted to be taken at any annual or special meeting of stockholders of the Corporation may be taken without a meeting, without prior notice and without a vote only to the extent permitted by and in the manner provided in the Amended and Restated Certificate of Incorporation and in accordance with applicable law.

Section 2.11 Adjournment. Any meeting of stockholders, annual or special, may adjourn from time to time to reconvene at the same or some other place, and notice need not be given of any such adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken. Any business may be transacted at the adjourned meeting that might have been transacted at the meeting originally noticed. If the adjournment is for more than thirty (30) days, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote at the meeting. If after the adjournment a new record date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix as the record date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date so fixed for notice of such adjourned meeting.

Section 2.12 Remote Communication. If authorized by the Board in its sole discretion, and subject to such guidelines and procedures as the Board may adopt, stockholders and proxyholders not physically present at a meeting of stockholders may, by means of remote communication:

(A) participate in a meeting of stockholders; and

(B) be deemed present in person and vote at a meeting of stockholders whether such meeting is to be held at a designated place or solely by means of remote communication; provided that:

(1) the Corporation shall implement reasonable measures to verify that each person deemed present and permitted to vote at the meeting by means of remote communication is a stockholder or proxyholder;

(2) the Corporation shall implement reasonable measures to provide such stockholders and proxyholders a reasonable opportunity to participate in the meeting and to vote on matters submitted to the stockholders, including an opportunity to read or hear the proceedings of the meeting substantially concurrently with such proceedings; and

(3) if any stockholder or proxyholder votes or takes other action at the meeting by means of remote communication, a record of such vote or other action shall be maintained by the Corporation.

Section 2.13 Inspectors of Election. The Corporation may, and shall if required by law, in advance of any meeting of stockholders, appoint one or more inspectors of election, who may be employees of the Corporation, to act at the meeting or any adjournment thereof and to make a written report thereof. The Corporation may designate one or more persons as alternate inspectors to replace any inspector who fails to act. In the event that no inspector so appointed or designated is able to act at a meeting of stockholders, the chairman of the meeting shall appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath to execute faithfully the duties of inspector with strict impartiality and according to the best of his or her ability. The inspector or inspectors so appointed or designated shall (i) ascertain the number of shares of capital stock of the Corporation outstanding and the voting power of each such share, (ii) determine the shares of capital stock of the Corporation represented at the meeting and the validity of proxies and ballots, (iii) count all votes and ballots, (iv) determine and retain for a reasonable period a record of the disposition of any challenges made to any determination by the inspectors and (v) certify their determination of the number of shares of capital stock of the Corporation represented at the meeting and such inspectors’ count of all votes and ballots. Such certification and report shall specify such other information as may be required by law. In determining the validity and counting of proxies and ballots cast at any meeting of stockholders of the Corporation, the inspectors may consider such information as is permitted by applicable law. No person who is a candidate for an office at an election may serve as an inspector at such election.

ARTICLE III

Board of Directors

Section 3.01 Powers. Except as otherwise provided by the Amended and Restated Certificate of Incorporation or the DGCL, the business and affairs of the Corporation shall be managed by or under the direction of its Board. The Board may exercise all such authority and powers of the Corporation and do all such lawful acts and things as are not by the DGCL or the Amended and Restated Certificate of Incorporation directed or required to be exercised or done by the stockholders.

Section 3.02 Number and Term; Chairman. Subject to the rights of the holders of any series of Preferred Stock to elect directors under specific circumstances, if any, the number of directors shall be fixed from time to time exclusively pursuant to a resolution adopted by the affirmative vote of a majority of the Board. Directors shall be elected by the stockholders at their annual meeting, and the term of each director shall be as set forth in the Amended and Restated Certificate of Incorporation. Directors need not be stockholders. The Board shall elect from its ranks a Chairman of the Board, who shall have the powers and perform such duties as provided in these Bylaws and as the Board may from time to time prescribe. The Chairman of the Board shall preside at all meetings of the Board at which he or she is present. If the Chairman of the Board is not present at a meeting of the Board, the Chief Executive Officer (if the Chief Executive Officer is a director and is not also the Chairman of the Board) shall preside at such meeting, and, if the Chief Executive Officer is not present at such meeting or is not a director, a majority of the directors present at such meeting shall elect one (1) of their members to preside over such meeting.

Section 3.03 Resignations. Any director may resign at any time upon notice given in writing or by electronic transmission to the Board, the Chairman of the Board, the Chief Executive Officer or the Secretary of

the Corporation. The resignation shall take effect at the time or upon the happening of any event specified therein, and if no specification is so made, at the time of its receipt. The acceptance of a resignation shall not be necessary to make it effective unless otherwise expressly provided in the resignation.

Section 3.04 Removal. Directors of the Corporation may be removed in the manner provided in the Amended and Restated Certificate of Incorporation and applicable law.

Section 3.05 Vacancies and Newly Created Directorships. Subject to applicable law and the rights granted to the holders of any one or more series of Preferred Stock then outstanding, vacancies occurring in any directorship (whether by death, resignation, retirement, disqualification, removal or other cause) and newly created directorships resulting from any increase in the number of directors shall be filled in accordance with the Amended and Restated Certificate of Incorporation. Any director elected to fill a vacancy or newly created directorship shall hold office until the next [election of the class for which such director shall have been chosen]4 [annual meeting]5 and until his or her successor shall be elected and qualified, or until his or her earlier death, resignation, retirement, disqualification or removal.

Section 3.06 Meetings. Regular meetings of the Board may be held at such places and times as shall be determined from time to time by the Board. Special meetings of the Board may be called by the Chief Executive Officer of the Corporation or the Chairman of the Board, and shall be called by the Chief Executive Officer or the Secretary of the Corporation if directed by the Board and shall be at such places and times as they or he or she shall fix. Notice need not be given of regular meetings of the Board. At least twenty-four (24) hours before each special meeting of the Board, either written notice, notice by electronic transmission or oral notice (either in person or by telephone) of the time, date and place of the meeting shall be given to each director; provided, however, that if written notice is given only by United States mail, such notice be deposited in the United States mail, postage prepaid at least five (5) days before such special meeting of the Board. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.

Section 3.07 Quorum, Voting and Adjournment. Unless otherwise provided by the Amended and Restated Certificate of Incorporation, a majority of the total number of directors shall constitute a quorum for the transaction of business. Unless otherwise provided in the Amended and Restated Certificate of Incorporation, cumulative voting for the election of directors shall be prohibited. Except as otherwise provided by law, the Amended and Restated Certificate of Incorporation or these Bylaws, the act of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board. In the absence of a quorum, a majority of the directors present thereat may adjourn such meeting to another time and place. Notice of such adjourned meeting need not be given if the time and place of such adjourned meeting are announced at the meeting so adjourned.

Section 3.08 Committees; Committee Rules. The Board may designate one or more committees, including but not limited to an Audit Committee, a Compensation Committee and a Corporate Governance and Nominating Committee, each such committee to consist of one or more of the directors of the Corporation. The Board may designate one or more directors as alternate members of any committee to replace any absent or disqualified member at any meeting of the committee. Any such committee, to the extent provided in the resolution of the Board establishing such committee, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation, and may authorize the seal of the Corporation to be affixed to all papers that may require it; provided that no such committee shall have the power or authority in reference to the following matters: (a) approving or adopting, or recommending to the stockholders, any action or matter (other than the election or removal of directors) expressly required by the DGCL to be submitted to stockholders for approval or (b) adopting, amending or repealing these Bylaws. Each committee of the Board may fix its own rules of procedure and shall hold its meetings as provided by such rules, except as may otherwise

[4]	Note: To be inserted if Classified Board Proposal is approved at the Partnership Unitholder Meeting.
[5]	Note: To be inserted if Classified Board Proposal is not approved at the Partnership Unitholder Meeting.

be provided by a resolution of the Board designating such committee. Unless otherwise provided in such a resolution, the presence of at least a majority of the members of the committee shall be necessary to constitute a quorum unless the committee shall consist of one or two members, in which event one member shall constitute a quorum; and all matters shall be determined by a majority vote of the members present at a meeting of the committee at which a quorum is present. Unless otherwise provided in such a resolution, in the event that a member and that member’s alternate, if alternates are designated by the Board, of such committee is or are absent or disqualified, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in place of any such absent or disqualified member.

Section 3.09 Action Without a Meeting. Unless otherwise restricted by the Amended and Restated Certificate of Incorporation, any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting if all members of the Board or any committee thereof, as the case may be, consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed in the minutes of proceedings of the Board. Such filing shall be in paper form if the minutes are maintained in paper form or shall be in electronic form if the minutes are maintained in electronic form.

Section 3.10 Remote Meeting. Unless otherwise restricted by the Amended and Restated Certificate of Incorporation, members of the Board, or any committee designated by the Board, may participate in a meeting by means of conference telephone or other communications equipment in which all persons participating in the meeting can hear each other. Participation in a meeting by means of conference telephone or other communications equipment shall constitute presence in person at such meeting.

Section 3.11 Compensation. The Board shall have the authority to fix the compensation, including fees and reimbursement of expenses, of directors for services to the Corporation in any capacity.

Section 3.12 Reliance on Books and Records. A member of the Board, or a member of any committee designated by the Board shall, in the performance of such person’s duties, be fully protected in relying in good faith upon records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of the Corporation’s officers or employees, or committees of the Board, or by any other person as to matters the member reasonably believes are within such other person’s professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.

ARTICLE IV

Officers

Section 4.01 Number. The officers of the Corporation shall include a Chief Executive Officer and a Secretary, each of whom shall be elected by the Board and who shall hold office for such terms as shall be determined by the Board and until their successors are elected and qualify or until their earlier death, resignation, retirement, disqualification or removal. In addition, the Board may elect a President, one or more Vice Presidents, including one or more Executive Vice Presidents, Senior Vice Presidents, a Treasurer and one or more Assistant Treasurers and one or more Assistant Secretaries, who shall hold their office for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board. Any number of offices may be held by the same person.

Section 4.02 Other Officers and Agents. The Board may appoint such other officers and agents as it deems advisable, who shall hold their office for such terms and shall exercise and perform such powers and duties as shall be determined from time to time by the Board. The Board may appoint one or more officers called a Vice Chairman, each of whom does not need to be a member of the Board.

Section 4.03 Chief Executive Officer. The Chief Executive Officer, subject to the determination of the Board, shall have general executive charge, management, and control of the properties and operations of the Corporation in the ordinary course of its business, with all such powers with respect to such properties and operations as may be reasonably incident to such responsibilities. If the Board has not elected a Chairman of the Board or in the absence or inability to act as the Chairman of the Board, the Chief Executive Officer shall exercise all of the powers and discharge all of the duties of the Chairman of the Board, but only if the Chief Executive Officer is a director of the Corporation.

Section 4.04 President. The President, if any, shall have such powers and shall perform such duties as shall be assigned to him or her by the Chief Executive Officer or the Board.

Section 4.05 Vice Presidents. Each Vice President, if any are elected, of whom one or more may be designated an Executive Vice President or Senior Vice President, shall have such powers and shall perform such duties as shall be assigned to him or her by the Chief Executive Officer or the Board.

Section 4.06 Treasurer.

(A) The Treasurer, if any, shall have custody of the corporate funds, securities, evidences of indebtedness and other valuables of the Corporation and shall keep full and accurate accounts of receipts and disbursements in books belonging to the Corporation. The Treasurer shall deposit all moneys and other valuables in the name and to the credit of the Corporation in such depositories as may be designated by the Board or its designees selected for such purposes. The Treasurer shall disburse the funds of the Corporation, taking proper vouchers therefor. The Treasurer shall render to the Chief Executive Officer and the Board, upon their request, a report of the financial condition of the Corporation. If required by the Board, the Treasurer shall give the Corporation a bond for the faithful discharge of his or her duties in such amount and with such surety as the Board shall prescribe.

(B) In addition, the Treasurer shall have such further powers and perform such other duties incident to the office of Treasurer as from time to time are assigned to him or her by the Chief Executive Officer or the Board.

Section 4.07 Secretary. The Secretary shall: (A) cause minutes of all meetings of the stockholders and directors to be recorded and kept properly; (B) cause all notices required by these Bylaws or otherwise to be given properly; (C) see that the minute books, stock books, and other nonfinancial books, records and papers of the Corporation are kept properly; and (D) cause all reports, statements, returns, certificates and other documents to be prepared and filed when and as required. The Secretary shall have such further powers and perform such other duties as prescribed from time to time by the Chief Executive Officer or the Board.

Section 4.08 Assistant Treasurers and Assistant Secretaries. Each Assistant Treasurer and each Assistant Secretary, if any are elected, shall be vested with all the powers and shall perform all the duties of the Treasurer and Secretary, respectively, in the absence or disability of such officer, unless or until the Chief Executive Officer or the Board shall otherwise determine. In addition, Assistant Treasurers and Assistant Secretaries shall have such powers and shall perform such duties as shall be assigned to them by the Chief Executive Officer or the Board.

Section 4.09 Corporate Funds and Checks. The funds of the Corporation shall be kept in such depositories as shall from time to time be prescribed by the Board or its designees selected for such purposes. All checks or other orders for the payment of money shall be signed by the Chief Executive Officer, the President, a Vice President, the Treasurer or the Secretary or such other person or agent as may from time to time be authorized and with such countersignature, if any, as may be required by the Board.

Section 4.10 Contracts and Other Documents. The Chief Executive Officer and the Secretary, or such other officer or officers as may from time to time be authorized by the Board or any other committee given specific authority in the premises by the Board during the intervals between the meetings of the Board, shall have power to sign and execute on behalf of the Corporation deeds, conveyances and contracts, and any and all other documents requiring execution by the Corporation.

Section 4.11 Ownership of Equity Interests or Other Securities of Another Entity. Unless otherwise directed by the Board, the Chief Executive Officer, the President, a Vice President, the Treasurer or the Secretary, or such other officer or agent as shall be authorized by the Board, shall have the power and authority, on behalf of the Corporation, to attend and to vote at any meeting of securityholders of any entity in which the Corporation holds securities or equity interests and may exercise, on behalf of the Corporation, any and all of the rights and powers incident to the ownership of such securities or equity interests at any such meeting, including the authority to execute and deliver proxies and consents on behalf of the Corporation.

Section 4.12 Delegation of Duties. In the absence, disability or refusal of any officer to exercise and perform his or her duties, the Board may delegate to another officer such powers or duties.

Section 4.13 Resignation and Removal. Any officer of the Corporation may be removed from office for or without cause at any time by the Board. Any officer may resign at any time in the same manner prescribed for directors under Section 3.03 of these Bylaws.

Section 4.14 Vacancies. The Board shall have the power to fill vacancies occurring in any office.

ARTICLE V

Stock

Section 5.01 Certificated Shares. The shares of stock of the Corporation shall be represented by certificates; provided that the Board may provide by resolution or resolutions that some or all of any or all classes or series of the Corporation’s stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Every holder of stock in the Corporation represented by certificates shall be entitled to have a certificate signed by, or in the name of the Corporation by, any two authorized officers of the Corporation, including, but not limited to, the Chairman of the Board, the Vice Chairman of the Board, the Chief Executive Officer, the President, a Vice President, the Treasurer, an Assistant Treasurer, the Secretary or an Assistant Secretary of the Corporation, certifying the number and class of shares of stock of the Corporation owned by such holder. Any or all of the signatures on the certificate may be a facsimile. The Board shall have the power to appoint one or more transfer agents and/or registrars for the transfer or registration of certificates of stock of any class, and may require stock certificates to be countersigned or registered by one or more of such transfer agents and/or registrars.

Section 5.02 Uncertificated Shares. If the Board chooses to issue uncertificated shares, the Corporation, if required by the DGCL, shall, within a reasonable time after the issue or transfer of uncertificated shares, send the stockholder a written statement of the information required by the DGCL. The Corporation may adopt a system of issuance, recordation and transfer of its shares of stock by electronic or other means not involving the issuance of certificates; provided that the use of such system by the Corporation is permitted by applicable law.

Section 5.03 Transfer of Shares. Shares of stock of the Corporation represented by certificates shall be transferable upon its books by the holders thereof, in person or by their duly authorized attorneys or legal representatives, upon surrender to the Corporation by delivery thereof to the person in charge of the stock and transfer books and ledgers. Certificates representing such shares, if any, shall be cancelled and new certificates, if the shares are to be certificated, shall thereupon be issued. Shares of capital stock of the Corporation that are not represented by a certificate shall be transferred in accordance with any procedures adopted by the Corporation or its agents and applicable law. A record shall be made of each transfer. Whenever any transfer of shares shall be made for collateral security, and not absolutely, it shall be so expressed in the entry of the transfer if, when the certificates are presented to the Corporation for transfer or uncertificated shares requested to be transferred, both the transferor and transferee request the Corporation do so. Subject to the requirements of applicable law, the Corporation shall have power and authority to make such rules and regulations as it may deem necessary or proper concerning the issue, transfer and registration of certificates representing shares of stock of the Corporation and uncertificated shares.

Section 5.04 Lost, Stolen, Destroyed or Mutilated Certificates. A new certificate of stock or uncertificated shares may be issued in the place of any certificate previously issued by the Corporation alleged to have been lost, stolen or destroyed, and the Corporation may, in its discretion, require the owner of such lost, stolen or destroyed certificate, or his or her legal representative, to give the Corporation a bond, in such sum as the Corporation may direct, in order to indemnify the Corporation against any claims that may be made against it in connection therewith. A new certificate or uncertificated shares of stock may be issued in the place of any certificate previously issued by the Corporation that has become mutilated upon the surrender by such owner of such mutilated certificate and, if required by the Corporation, the posting of a bond by such owner in an amount sufficient to indemnify the Corporation against any claim that may be made against it in connection therewith.

Section 5.05 List of Stockholders Entitled to Vote. The Corporation shall prepare, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth (10th) day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting at least ten (10) days prior to the meeting (a) on a reasonably accessible electronic network; provided that the information required to gain access to such list is provided with the notice of meeting or (b) during ordinary business hours at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation. If the meeting is to be held at a place, then a list of stockholders entitled to vote at the meeting shall be produced and kept at the time and place of the meeting during the whole time thereof and may be examined by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then the list shall also be open to the examination of any stockholder during the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Except as otherwise provided by law, the stock ledger shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 5.05 or to vote in person or by proxy at any meeting of stockholders.

Section 5.06 Fixing Date for Determination of Stockholders of Record.

(A) In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall, unless otherwise required by law, not be more than sixty (60) nor less than ten (10) days before the date of such meeting. If the Board so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.

(B) In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights, or entitled to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall not be more than sixty (60) days prior to such action. If no such record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board adopts the resolution relating thereto.

(C) Unless otherwise restricted by the Amended and Restated Certificate of Incorporation, in order that the Corporation may determine the stockholders entitled to express consent to corporate action in writing without a meeting, the Board may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board, and which record date shall not be more than ten (10) days after the date upon which the resolution fixing the record date is adopted by the Board. If no record date for determining stockholders entitled to express consent to corporate action in writing without a meeting is fixed by the Board, (i) when no prior action of the Board is required by law, the record date for such purpose shall be the first date on which a signed written consent setting forth the action taken or proposed to be taken is delivered to the Corporation in accordance with applicable law, and (ii) if prior action by the Board is required by law, the record date for such purpose shall be at the close of business on the day on which the Board adopts the resolution taking such prior action.

Section 5.07 Registered Stockholders. Prior to the surrender to the Corporation of the certificate or certificates for a share or shares of stock or notification to the Corporation of the transfer of uncertificated shares with a request to record the transfer of such share or shares, the Corporation may treat the registered owner of such share or shares as the person entitled to receive dividends, to vote, to receive notifications and otherwise to exercise all the rights and powers of an owner of such share or shares. To the fullest extent permitted by law, the Corporation shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof.

ARTICLE VI

Notice and Waiver of Notice

Section 6.01 Notice. If mailed, notice to stockholders shall be deemed given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the Corporation. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders may be given by electronic transmission in the manner provided in Section 232 of the DGCL.

Section 6.02 Waiver of Notice. A written waiver of any notice, signed by a stockholder or director, or waiver by electronic transmission by such person, whether given before or after the time of the event for which notice is to be given, shall be deemed equivalent to the notice required to be given to such person. Neither the business nor the purpose of any meeting need be specified in such a waiver. Attendance at any meeting (in person or by remote communication) shall constitute waiver of notice except attendance for the express purpose of objecting at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened.

ARTICLE VII

Indemnification

Section 7.01 Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she is or was a director or an officer of the Corporation or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee, agent or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an “indemnitee”), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee, agent or trustee or in any other capacity while serving as a director, officer, employee, agent or trustee, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by Delaware law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys’ fees, judgments, fines, Employee Retirement Income Security Act of 1974 excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith; provided, however, that, except as provided in Section 7.03 with respect to proceedings to enforce rights to indemnification or advancement of expenses or with respect to any compulsory counterclaim brought by such indemnitee, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board.

Section 7.02 Right to Advancement of Expenses. In addition to the right to indemnification conferred in Section 7.01, an indemnitee shall also have the right to be paid by the Corporation the expenses (including attorney’s fees) incurred in appearing at, participating in or defending any such proceeding in advance of its final disposition or in connection with a proceeding brought to establish or enforce a right to indemnification or advancement of expenses under this Article VII (which shall be governed by Section 7.03 (hereinafter an “advancement of expenses”)); provided, however, that, except as provided in Section 7.03 with respect to proceedings to enforce rights to indemnification or advancement of expenses or with respect to any compulsory counterclaim brought by such indemnitee, the Corporation shall be responsible for an advancement of expenses in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board; provided, further, however, that, if the DGCL requires or in the case of an advance made in a proceeding brought to establish or enforce a right to indemnification or advancement, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer of the Corporation (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made solely upon delivery to the Corporation of an undertaking (hereinafter an “undertaking”), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a “final adjudication”) that such indemnitee is not entitled to be indemnified or entitled to advancement of expenses under Section 7.01 and this Section 7.02 or otherwise.

Section 7.03 Right of Indemnitee to Bring Suit. If a claim under Section 7.01 or Section 7.02 is not paid in full by the Corporation within (A) sixty (60) days after a written claim for indemnification has been received by the Corporation or (B) twenty (20) days after a claim for an advancement of expenses has been received by the Corporation, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim or to obtain advancement of expenses, as applicable. To the fullest extent permitted by law, if the indemnitee is successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the DGCL. Neither the failure of the Corporation (including by its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the DGCL, nor an actual determination by the Corporation (including by its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VII or otherwise shall be on the Corporation.

Section 7.04 Indemnification Not Exclusive.

(A) General. The provision of indemnification to or the advancement of expenses and costs to any indemnitee under this Article VII, or the entitlement of any indemnitee to indemnification or advancement of expenses and costs under this Article VII, shall not limit or restrict in any way the power of the Corporation to indemnify or advance expenses and costs to such indemnitee in any other way permitted by law or be deemed exclusive of, or invalidate, any right to which any indemnitee seeking indemnification or advancement of expenses and costs may be entitled under any law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such indemnitee’s capacity as an officer, director, employee or agent of the Corporation and as to action in any other capacity.

(B) Responsibility for Payment.

(1) Given that certain jointly indemnifiable claims (as defined below) may arise due to the service of the indemnitee as a director and/or officer of the Corporation at the request of the indemnitee-related entities (as defined below), the Corporation shall be fully and primarily responsible for the payment to the indemnitee in respect of indemnification or advancement of expenses in connection with any such jointly indemnifiable claims, pursuant to and in accordance with the terms of this Article VII, irrespective of any right of recovery the indemnitee may have from the indemnitee-related entities. Under no circumstance shall the Corporation be entitled to any right of subrogation or contribution by the indemnitee-related entities and no right of advancement or recovery the indemnitee may have from the indemnitee-related entities shall reduce or otherwise alter the rights of the indemnitee or the obligations of the Corporation hereunder. In the event that any of the indemnitee-related entities shall make any payment to the indemnitee in respect of indemnification or advancement of expenses with respect to any jointly indemnifiable claim, the indemnitee-related entity making such payment shall be subrogated to the extent of such payment to all of the rights of recovery of the indemnitee against the Corporation, and the indemnitee shall execute all papers reasonably required and shall do all things that may be reasonably necessary to secure such rights, including the execution of such documents as may be necessary to enable the indemnitee-related entities effectively to bring suit to enforce such rights. Each of the indemnitee-related entities shall be third-party beneficiaries with respect to this Section 7.04(B), entitled to enforce this Section 7.04(B).

(2) For purposes of this Section 7.04(B), the following terms shall have the following meanings:

(a) The term “indemnitee-related entities” means any corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise (other than the Corporation or any other corporation, limited liability company, partnership, joint venture, trust, employee benefit plan or other enterprise for which the indemnitee has agreed, on behalf of the Corporation or at the Corporation’s request, to serve as a director, officer, employee or agent and which service is covered by the indemnity described herein) from whom an indemnitee may be entitled to indemnification or advancement of expenses with respect to which, in whole or in part, the Corporation may also have an indemnification or advancement obligation.

(b) The term “jointly indemnifiable claims” shall be broadly construed and shall include, without limitation, any action, suit or proceeding for which the indemnitee shall be entitled to indemnification or advancement of expenses from both the indemnitee-related entities and the Corporation pursuant to applicable law, any agreement, certificate of incorporation, bylaws, partnership agreement, operating agreement, certificate of formation, certificate of limited partnership or comparable organizational documents of the Corporation or the indemnitee-related entities, as applicable.

Section 7.05 Nature of Rights. The rights conferred upon indemnitees in this Article VII shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director or officer and shall inure to the benefit of the indemnitee’s heirs, executors and administrators. Any amendment, alteration or repeal of this Article VII that adversely affects any right of an indemnitee or its successors shall be prospective only and shall not limit, eliminate, or impair any such right with respect to any proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment or repeal.

Section 7.06 Insurance. The Corporation may purchase and maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the DGCL.

Section 7.07 Indemnification of Employees and Agents of the Corporation. The Corporation may, to the extent authorized from time to time by the Board, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Article VII with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

ARTICLE VIII

Miscellaneous

Section 8.01 Electronic Transmission. For purposes of these Bylaws, “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.

Section 8.02 Corporate Seal. The Board may provide a suitable seal, containing the name of the Corporation, which seal shall be in the charge of the Secretary. If and when so directed by the Board or a committee thereof, duplicates of the seal may be kept and used by the Treasurer or by an Assistant Secretary or Assistant Treasurer.

Section 8.03 Fiscal Year. The fiscal year of the Corporation shall begin on the first day of January and end on the thirty-first day of December of each year.

Section 8.04 Section Headings. Section headings in these Bylaws are for convenience of reference only and shall not be given any substantive effect in limiting or otherwise construing any provision herein.

Section 8.05 Inconsistent Provisions. In the event that any provision of these Bylaws is or becomes inconsistent with any provision of the Amended and Restated Certificate of Incorporation, the DGCL or any other applicable law, such provision of these Bylaws shall not be given any effect to the extent of such inconsistency but shall otherwise be given full force and effect.

ARTICLE IX

Amendments

Section 9.01 Amendments. The Board is expressly authorized to make, repeal, alter, amend and rescind, in whole or in part, these Bylaws without the assent or vote of the stockholders in any manner not inconsistent with the laws of the State of Delaware or the Amended and Restated Certificate of Incorporation. Stockholders shall also have the power to make, repeal, alter, amend and rescind, in whole or in part, these Bylaws without any requirement to obtain separate Board approval; provided, however, that, in addition to any vote of the holders of any class or series of capital stock of the Corporation required by the Amended and Restated Certificate of Incorporation (including any certificate of designation relating to any series of Preferred Stock), these Bylaws or applicable law, the affirmative vote of the holders of at least sixty six and two thirds (66 2/3%) in voting power of all outstanding shares of stock of the Corporation entitled to vote thereon, voting together as a single class, shall be required in order for the stockholders of the Corporation to alter, amend, repeal or rescind, in whole or in part, any provision of these Bylaws (including, without limitation, this Section 9.01). No Bylaws hereafter made or adopted, nor any alteration or amendment thereto or repeal or rescission thereof, shall invalidate any prior act of the Board that was valid at the time it was taken.

EXHIBIT C

POST-CLOSING BOARD OF DIRECTORS OF THE COMPANY

Class I:

•	Paul T. Horne

•	Cary D. Brown

Class II:

•	D. Dwight Scott

•	William R. Granberry

Class III:

•	G. Larry Lawrence

•	Kyle D. Vann

Note: If the Classified Board Proposal is not approved at the Partnership Unitholder Meeting, these same six individuals will serve on the Board of Directors of the Company.

[Exhibit C to the Amended and Restated Agreement and Plan of Merger]

EXHIBIT D

POST-CLOSING OFFICERS OF THE COMPANY

•	Paul T. Horne – Chief Executive Officer

•	James Daniel Westcott – President and Chief Financial Officer

•	Kyle M. Hammond – Executive Vice President and Chief Operating Officer

•	Kyle A. McGraw – Executive Vice President and Chief Development Officer

•	Dan G. LeRoy – Vice President, General Counsel and Secretary

•	Micah C. Foster – Chief Accounting Officer and Controller

•	John Eklund – Vice President – Permian Basin Operations

•	Cory Elliot – Vice President – Information Technology

•	David J. Hartman – Vice President – Corporate Reserves and Planning

[Exhibit D to the Amended and Restated Agreement and Plan of Merger]

Annex B

LEGACY RESERVES INC.

2018 OMNIBUS INCENTIVE PLAN

ARTICLE I

PURPOSE

The purpose of this Legacy Reserves Inc. 2018 Omnibus Incentive Plan is to enhance the profitability and value of the Company for the benefit of its stockholders by enabling the Company to offer Eligible Individuals cash and stock-based incentives in order to attract, retain and reward such individuals and strengthen the mutuality of interests between such individuals and the Company’s stockholders. The Plan is effective as of the date set forth in Article XIV.

ARTICLE II

DEFINITIONS

For purposes of the Plan, the following terms shall have the following meanings:

2.1    “Affiliate” means each of the following: (a) any Subsidiary; (b) any Parent; (c) any corporation, trade or business (including, without limitation, a partnership or limited liability company) which is directly or indirectly controlled 50% or more (whether by ownership of stock, assets or an equivalent ownership interest or voting interest) by the Company or one of its Affiliates; (d) any trade or business (including, without limitation, a partnership or limited liability company) which directly or indirectly controls 50% or more (whether by ownership of stock, assets or an equivalent ownership interest or voting interest) of the Company; and (e) any other entity in which the Company or any of its Affiliates has a material equity interest and which is designated as an “Affiliate” by resolution of the Committee; provided that, unless otherwise determined by the Committee, the Common Stock subject to any Award constitutes “service recipient stock” for purposes of Section 409A of the Code or otherwise does not subject the Award to Section 409A of the Code.

2.2    “Award” means any award under the Plan of any Stock Option, Restricted Stock, Performance Award, Other Stock-Based Award or Other Cash-Based Award. All Awards shall be granted by, confirmed by, and subject to the terms of, a written agreement executed by the Company and the Participant.

2.3    “Award Agreement” means the written or electronic agreement setting forth the terms and conditions applicable to an Award.

2.4    “Board” means the Board of Directors of the Company.

2.5    “Cause” means, unless otherwise determined by the Committee in the applicable Award Agreement, with respect to a Participant’s Termination of Employment or Termination of Consultancy, the following: (a) in the case where there is no employment agreement, consulting agreement, change in control agreement or similar agreement in effect between the Company or an Affiliate and the Participant at the time of the grant of the Award (or where there is such an agreement but it does not define “cause” (or words of like import)), termination due to a Participant’s insubordination, dishonesty, fraud, incompetence, moral turpitude, willful misconduct, refusal to perform the Participant’s duties or responsibilities for any reason other than illness or incapacity or materially unsatisfactory performance of the Participant’s duties for the Company or an Affiliate, as determined by the

Committee in its good faith discretion; or (b) in the case where there is an employment agreement, consulting agreement, change in control agreement or similar agreement in effect between the Company or an Affiliate and the Participant at the time of the grant of the Award that defines “cause” (or words of like import), “cause” as defined under such agreement; provided, however, that with regard to any agreement under which the definition of “cause” only applies on occurrence of a change in control, such definition of “cause” shall not apply until a change in control actually takes place and then only with regard to a termination thereafter. With respect to a Participant’s Termination of Directorship, “cause” means an act or failure to act that constitutes cause for removal of a director under applicable Delaware law.

2.6    “Change in Control” has the meaning set forth in 10.2.

2.7     “Code” means the Internal Revenue Code of 1986, as amended. Any reference to any section of the Code shall also be a reference to any successor provision and any treasury regulation promulgated thereunder.

2.8    “Committee” means any committee of the Board duly authorized by the Board to administer the Plan. If no committee is duly authorized by the Board to administer the Plan, the term “Committee” shall be deemed to refer to the Board for all purposes under the Plan.

2.9    “Common Stock” means the common stock, $0.001 par value per share, of the Company.

2.10    “Company” means Legacy Reserves Inc., a Delaware corporation, and its successors by operation of law.

2.11    “Consultant” means any natural person who is an advisor or consultant to the Company or its Affiliates.

2.12    “Disability” means, unless otherwise determined by the Committee in the applicable Award Agreement, with respect to a Participant’s Termination, a permanent and total disability as defined in Section 22(e)(3) of the Code. A Disability shall only be deemed to occur at the time of the determination by the Committee of the Disability. Notwithstanding the foregoing, for Awards that are subject to Section 409A of the Code, Disability shall mean that a Participant is disabled under Section 409A(a)(2)(C)(i) or (ii) of the Code.

2.13    “Effective Date” means the effective date of the Plan as defined in Article XIV.

2.14    “Eligible Employees” means each employee of the Company or an Affiliate.

2.15    “Eligible Individual” means an Eligible Employee, Non-Employee Director or Consultant who is designated by the Committee in its discretion as eligible to receive Awards subject to the conditions set forth herein.

2.16    “Exchange Act” means the Securities Exchange Act of 1934, as amended. Reference to a specific section of the Exchange Act or regulation thereunder shall include such section or regulation, any valid regulation or interpretation promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

2.17    “Fair Market Value” means, for purposes of the Plan, unless otherwise required by any applicable provision of the Code or any regulations issued thereunder, as of any date and except as provided below, the sales price reported for the Common Stock on the applicable date: (a) as reported on the principal national securities exchange in the United States on which it is then traded or (b) if the Common Stock is not traded, listed or otherwise reported or quoted, the Committee shall determine in good faith the Fair Market Value in whatever manner it considers appropriate taking into account the requirements of Section 409A of the Code. For purposes of the grant of any Award, the applicable date shall be the last trading day immediately prior to the date on which the Award is granted or, if not a day on which the applicable market is open, the trading day immediately prior to the date on which the Award is granted. For purposes of the exercise of any Award, the applicable date shall be the date a notice of exercise is received by the Committee or, if not a day on which the applicable market is open, the next day that it is open.

2.18    “Family Member” means the Participant’s child, stepchild, grandchild, parent, stepparent, grandparent, spouse, former spouse, sibling, niece, nephew, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships, any person sharing the Participant’s household (other than a tenant or employee), a trust in which these persons have more than fifty percent (50%) of the beneficial interest, a foundation in which these persons (or the Participant) control the management of assets, and any other entity in which these persons (or the Participant) own more than fifty percent (50%) of the voting interests.

2.19     “Incentive Stock Option” means any Stock Option awarded to an Eligible Employee of the Company, its Subsidiaries and its Parents (if any) under the Plan intended to be and designated as an “Incentive Stock Option” within the meaning of Section 422 of the Code.

2.20    “Lead Underwriter” has the meaning set forth in Section 13.20.

2.21    “Lock-Up Period” has the meaning set forth in Section 13.20.

2.22    “Non-Employee Director” means a director or a member of the Board of the Company or any Affiliate who is not an active employee of the Company or any Affiliate.

2.23    “Non-Qualified Stock Option” means any Stock Option awarded under the Plan that is not an Incentive Stock Option.

2.24     “Other Cash-Based Award” means an Award granted pursuant to Section 10.3 of the Plan and payable in cash at such time or times and subject to such terms and conditions as determined by the Committee in its sole discretion.

2.25    “Other Stock-Based Award” means an Award under Article IX of the Plan that is valued in whole or in part by reference to, or is payable in or otherwise based on, Common Stock, including, without limitation, an Award valued by reference to an Affiliate.

2.26    “Parent” means any parent corporation of the Company within the meaning of Section 424(e) of the Code.

2.27    “Participant” means an Eligible Individual to whom an Award has been granted pursuant to the Plan.

2.28    “Performance Award” means an Award granted to a Participant pursuant to Article IX hereof contingent upon achieving certain performance goals.

2.29     “Performance Period” means the designated period during which the performance goals must be satisfied with respect to the Award to which the performance goals relate.

2.30    “Plan” means this Legacy Reserves Inc. 2018 Omnibus Incentive Plan, as amended from time to time.

2.31    “Predecessor Awards” means Awards issued under the Plan pursuant to the cancellation of equity awards issued under the Amended and Restated Legacy Reserves LP Long-Term Incentive Plan, in each case, in connection with the closing of the transactions contemplated by that certain Agreement and Plan of Merger dated as of March 23, 2018 by and among the Company, Legacy Reserves Merger Sub LLC, Legacy Reserves LP and Legacy Reserves GP, LLC.

2.32    “Proceeding” has the meaning set forth in Section 13.9.

2.33     “Registration Date” means the date on which the Company sells its Common Stock in a bona fide, firm commitment underwriting pursuant to a registration statement under the Securities Act.

2.34    “Reorganization” has the meaning set forth in Section 4.2(b)(ii).

2.35    “Restricted Stock” means an Award of shares of Common Stock under the Plan that is subject to restrictions under Article VII.

2.36    “Restriction Period” has the meaning set forth in Section 7.3(a) with respect to Restricted Stock.

2.37    “Rule 16b-3” means Rule 16b-3 under Section 16(b) of the Exchange Act as then in effect or any successor provision.

2.38     “Section 409A of the Code” means the nonqualified deferred compensation rules under Section 409A of the Code and any applicable treasury regulations and other official guidance thereunder.

2.39    “Securities Act” means the Securities Act of 1933, as amended and all rules and regulations promulgated thereunder. Reference to a specific section of the Securities Act or regulation thereunder shall include such section or regulation, any valid regulation or interpretation promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

2.40     “Stock Option” or “Option” means any option to purchase shares of Common Stock granted to Eligible Individuals granted pursuant to Article VI.

2.41    “Subsidiary” means any subsidiary corporation of the Company within the meaning of Section 424(f) of the Code.

2.42     “Ten Percent Stockholder” means a person owning stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company, its Subsidiaries or its Parent.

2.43    “Termination” means a Termination of Consultancy, Termination of Directorship or Termination of Employment, as applicable.

2.44    “Termination of Consultancy” means: (a) that the Consultant is no longer acting as a consultant to the Company or an Affiliate; or (b) when an entity which is retaining a Participant as a Consultant ceases to be an Affiliate unless the Participant otherwise is, or thereupon becomes, a Consultant to the Company or another Affiliate at the time the entity ceases to be an Affiliate. In the event that a Consultant becomes an Eligible Employee or a Non-Employee Director upon the termination of such Consultant’s consultancy, unless otherwise determined by the Committee, in its sole discretion, no Termination of Consultancy shall be deemed to occur until such time as such Consultant is no longer a Consultant, an Eligible Employee or a Non-Employee Director. Notwithstanding the foregoing, the Committee may otherwise define Termination of Consultancy in the Award Agreement or, if no rights of a Participant are reduced, may otherwise define Termination of Consultancy thereafter, provided that any such change to the definition of the term “Termination of Consultancy” does not subject the applicable Award to Section 409A of the Code.

2.45    “Termination of Directorship” means that the Non-Employee Director has ceased to be a director of the Company; except that if a Non-Employee Director becomes an Eligible Employee or a Consultant upon the termination of such Non-Employee Director’s directorship, such Non-Employee Director’s ceasing to be a director of the Company shall not be treated as a Termination of Directorship unless and until the Participant has a Termination of Employment or Termination of Consultancy, as the case may be.

2.46    “Termination of Employment” means: (a) a termination of employment (for reasons other than a military or personal leave of absence granted by the Company) of a Participant from the Company and its Affiliates; or (b) when an entity which is employing a Participant ceases to be an Affiliate, unless the Participant otherwise is, or thereupon becomes, employed by the Company or another Affiliate at the time the entity ceases to be an Affiliate. In the event that an Eligible Employee becomes a Consultant or a Non-Employee Director upon the termination of such Eligible Employee’s employment, unless otherwise determined by the Committee, in its sole discretion, no Termination of Employment shall be deemed to occur until such time as such Eligible Employee is no longer an Eligible Employee, a Consultant or a Non-Employee Director. Notwithstanding the foregoing, the Committee may otherwise define Termination of Employment in the Award Agreement or, if no rights of a Participant are reduced, may otherwise define Termination of Employment thereafter, provided that any such change to the definition of the term “Termination of Employment” does not subject the applicable Award to Section 409A of the Code.

2.47    “Transfer” means: (a) when used as a noun, any direct or indirect transfer, sale, assignment, pledge, hypothecation, encumbrance or other disposition (including the issuance of equity in any entity), whether for value or no value and whether voluntary or involuntary (including by operation of law), and (b) when used as a verb, to directly or indirectly transfer, sell, assign, pledge, encumber, charge, hypothecate or otherwise dispose of (including the issuance of equity in any entity) whether for value or for no value and whether voluntarily or involuntarily (including by operation of law). “Transferred” and “Transferable” shall have a correlative meaning.

ARTICLE III

ADMINISTRATION

3.1    The Committee. The Plan shall be administered and interpreted by the Committee.

3.2    Grants of Awards. The Committee shall have full authority to grant, pursuant to the terms of the Plan, to Eligible Individuals: (i) Stock Options, (ii) Restricted Stock Awards, (iii) Performance Awards; (iv) Other Stock-Based Awards; and (v) Other Cash-Based Awards. In particular, the Committee shall have the authority:

(a)    to select the Eligible Individuals to whom Awards may from time to time be granted hereunder;

(b)    to determine whether and to what extent Awards, or any combination thereof, are to be granted hereunder to one or more Eligible Individuals;

(c)    to determine the number of shares of Common Stock to be covered by each Award granted hereunder;

(d)    to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder (including, but not limited to, the exercise or purchase price (if any), any restriction or limitation, any vesting schedule or acceleration thereof, or any forfeiture restrictions or waiver thereof, regarding any Award and the shares of Common Stock relating thereto, based on such factors, if any, as the Committee shall determine, in its sole discretion);

(e)    to determine the amount of cash to be covered by each Award granted hereunder;

(f)    to determine whether, to what extent and under what circumstances grants of Options and other Awards under the Plan are to operate on a tandem basis and/or in conjunction with or apart from other awards made by the Company outside of the Plan;

(g)    to determine whether and under what circumstances a Stock Option may be settled in cash, Common Stock and/or Restricted Stock under Section 6.4(d);

(h)    to determine whether a Stock Option is an Incentive Stock Option or Non-Qualified Stock Option;

(i)    to modify, extend or renew an Award, subject to Article XI and Section 6.4(l), provided, however, that such action does not subject the Award to Section 409A of the Code without the consent of the Participant; and

(j)    solely to the extent permitted by applicable law, to determine whether, to what extent and under what circumstances to provide loans (which may be on a recourse basis and shall bear interest at the rate the Committee shall provide) to Participants in order to exercise Options under the Plan.

3.3    Guidelines. Subject to Article XI hereof, the Committee shall have the authority to adopt, alter and repeal such administrative rules, guidelines and practices governing the Plan and perform all acts, including the delegation of its responsibilities (to the extent permitted by applicable law and applicable stock exchange rules), as it shall, from time to time, deem advisable; to construe and interpret the terms and provisions of the Plan and any Award issued under the Plan (and any agreements relating thereto); and to otherwise supervise the administration of the Plan. The Committee may correct any defect, supply any omission or reconcile any inconsistency in the Plan or in any agreement relating thereto in the manner and to the extent it shall deem necessary to effectuate the purpose and intent of the Plan. The Committee may adopt special guidelines and provisions for persons who are residing in or employed in, or subject to, the taxes of, any domestic or foreign jurisdictions to comply with applicable tax and securities laws of such domestic or foreign jurisdictions. Notwithstanding the foregoing, no action of the Committee under this Section 3.3 shall impair the rights of any Participant without the Participant’s consent. To the extent applicable, the Plan is intended to comply with the applicable requirements of Rule 16b-3, and the Plan shall be limited, construed and interpreted in a manner so as to comply therewith.

3.4    Decisions Final. Any decision, interpretation or other action made or taken in good faith by or at the direction of the Company, the Board or the Committee (or any of its members) arising out of or in connection with the Plan shall be within the absolute discretion of all and each of them, as the case may be, and shall be final, binding and conclusive on the Company and all employees and Participants and their respective heirs, executors, administrators, successors and assigns.

3.5    Procedures. If the Committee is appointed, the Board shall designate one of the members of the Committee as chairman and the Committee shall hold meetings, subject to the By-Laws of the Company, at such times and places as it shall deem advisable, including, without limitation, by telephone conference or by written consent to the extent permitted by applicable law. A majority of the Committee members shall constitute a quorum. All determinations of the Committee shall be made by a majority of its members. Any decision or determination reduced to writing and signed by all of the Committee members in accordance with the By-Laws of the Company, shall be fully effective as if it had been made by a vote at a meeting duly called and held. The Committee shall keep minutes of its meetings and shall make such rules and regulations for the conduct of its business as it shall deem advisable.

3.6    Designation of Consultants/Liability.

(a)    The Committee may designate employees of the Company and professional advisors to assist the Committee in the administration of the Plan and (to the extent permitted by applicable law and applicable exchange rules) may grant authority to officers to grant Awards and/or execute agreements or other documents on behalf of the Committee. In the event of any designation of authority hereunder, subject to applicable law, applicable stock exchange rules and any limitations imposed by the Committee in connection with such designation, such designee or designees shall have the power and authority to take such actions, exercise such powers and make such determinations that are otherwise specifically designated to the Committee hereunder.

(b)    The Committee may employ such legal counsel, consultants and agents as it may deem desirable for the administration of the Plan and may rely upon any opinion received from any such counsel or consultant and any computation received from any such consultant or agent. Expenses incurred by the Committee or the Board in the engagement of any such counsel, consultant or agent shall be paid by the Company. The Committee, its members and any person designated pursuant to sub-section (a) above shall not be liable for any action or determination made in good faith with respect to the Plan. To the maximum extent permitted by applicable law, no officer of the Company or member or former member of the Committee or of the Board shall be liable for any action or determination made in good faith with respect to the Plan or any Award granted under it.

3.7    Indemnification. To the maximum extent permitted by applicable law and the Certificate of Incorporation and By-Laws of the Company and to the extent not covered by insurance directly insuring such person, each officer or employee of the Company or any Affiliate and member or former member of the Committee or the Board shall be indemnified and held harmless by the Company against any cost or expense (including reasonable fees of counsel reasonably acceptable to the Committee) or liability (including any sum paid in settlement of a claim with the approval of the Committee), and advanced amounts necessary to pay the foregoing at the earliest time and to the fullest extent permitted, arising out of any act or omission to act in connection with the administration of the Plan, except to the extent arising out of such officer’s, employee’s, member’s or former member’s own fraud or bad faith. Such indemnification shall be in addition to any right of indemnification the employees, officers, directors or members or former officers, directors or members may have under applicable law or under the Certificate of Incorporation or By-Laws of the Company or any Affiliate. Notwithstanding anything else herein, this indemnification will not apply to the actions or determinations made by an individual with regard to Awards granted to such individual under the Plan.

ARTICLE IV

SHARE LIMITATION

4.1    Shares. The aggregate number of shares of Common Stock that may be issued with respect to Awards under the Plan shall not exceed 10,500,000 shares (the “Share Reserve”); provided, that the Share Reserve shall increase proportionally by 10% of all shares of Common Stock issued by the Company after the Effective Date and before the first anniversary of the Effective Date, including any issuances of Common Stock in settlement of Predecessor Awards but otherwise excluding for this purpose any issuance of Common Stock pursuant to the Plan. The Share Reserve shall be automatically increased without the necessity of any further action which may be either authorized and unissued Common Stock or Common Stock held in or acquired for the treasury of the Company or both. The maximum number of shares of Common Stock with respect to which Incentive Stock Options may be granted under the Plan shall be equal to 10,500,000. If any Option or Other Stock-Based Awards granted under the Plan expires, terminates or is canceled for any reason without having been exercised in full, the number of shares of Common Stock underlying any unexercised Award shall again be available for the purpose of Awards under the Plan. If any shares of Restricted Stock, Performance Awards or Other Stock-Based Awards denominated in shares of Common Stock awarded under the Plan to a Participant are forfeited for any reason, the number of forfeited shares of Restricted Stock, Performance Awards or Other Stock-Based Awards denominated in shares of Common Stock shall again be available for purposes of Awards under the Plan. Any Award under the Plan settled in cash shall not be counted against the foregoing maximum share limitations. Notwithstanding anything to the contrary contained herein, shares of Common Stock subject to an Award under the Plan shall not again be made available for issuance or delivery under the Plan if such shares of Common Stock are shares of Common Stock tendered in payment of the exercise of an Option. Notwithstanding any other provision of the Plan to the contrary, the aggregate grant date fair value (computed as of the date of grant in accordance with applicable financial accounting rules) of all Awards granted to any Non-Employee Director during any single calendar year (excluding Awards made at the election of the Director in lieu of all or a portion of annual and committee cash retainers pursuant to Section 6.3) shall not exceed $500,000.

4.2    Changes.

(a)    The existence of the Plan and the Awards granted hereunder shall not affect in any way the right or power of the Board, the Committee or the stockholders of the Company to make or authorize (i) any adjustment, recapitalization, reorganization, stock split, or other change in the Company’s capital structure or its business, (ii) any merger or consolidation of the Company or any Affiliate, (iii) any issuance of bonds, debentures, preferred or prior preference stock ahead of or affecting the Common Stock, (iv) the dissolution or liquidation of the Company or any Affiliate, (v) any sale or transfer of all or part of the assets or business of the Company or any Affiliate or (vi) any other corporate act or proceeding.

(b)    Subject to the provisions of Section 10.1:

(i)    If the Company at any time subdivides (by any split, recapitalization or otherwise) the outstanding Common Stock into a greater number of shares of Common Stock, or combines (by reverse split, combination or otherwise) its outstanding Common Stock into a lesser number of shares of Common Stock, then the respective exercise prices for outstanding Awards that provide for a Participant elected exercise and the number of shares of Common Stock covered by outstanding Awards shall be appropriately adjusted by the Committee to prevent dilution or enlargement of the rights granted to, or available for, Participants under the Plan.

(ii)    Excepting transactions covered by Section 4.2(b)(i), if the Company effects any merger, consolidation, statutory exchange, spin-off, reorganization, sale or transfer of all or substantially all the Company’s assets or business, or other corporate transaction or event in such a manner that the Company’s outstanding shares of Common Stock are converted into the right to receive (or the holders of Common Stock are entitled to receive in exchange therefor), either immediately or upon liquidation of the Company, securities or other property of the Company or other entity (each, a “Reorganization”), then, subject to the provisions of Section 10.1, (A) the aggregate number or kind of securities that thereafter may be issued under the Plan, (B) the number or kind of securities or other property (including cash) to be issued pursuant to Awards granted under the Plan (including as a result of the assumption of the Plan and the obligations hereunder by a successor entity, as applicable), or (C) the purchase price thereof, shall be appropriately adjusted by the Committee to prevent dilution or enlargement of the rights granted to, or available for, Participants under the Plan.

(iii)    If there shall occur any change in the capital structure of the Company other than those covered by Section 4.2(b)(i) or 4.2(b)(ii), including by reason of any extraordinary dividend (whether cash or equity), any conversion, any adjustment, any issuance of any class of securities convertible or exercisable into, or exercisable for, any class of equity securities of the Company, then the Committee shall adjust any Award and make such other adjustments to the Plan to prevent dilution or enlargement of the rights granted to, or available for, Participants under the Plan.

(iv)    Any such adjustment determined by the Committee pursuant to this Section 4.2(b) shall be final, binding and conclusive on the Company and all Participants and their respective heirs, executors, administrators, successors and permitted assigns. Any adjustment to, or assumption or substitution of, an Award under this Section 4.2(b) shall be intended to comply with the requirements of Section 409A of the Code and Treasury Regulation §1.424-1 (and any amendments thereto), to the extent applicable. Except as expressly provided in this Section 4.2 or in the applicable Award Agreement, a Participant shall have no additional rights under the Plan by reason of any transaction or event described in this Section 4.2.

(v)    Fractional shares of Common Stock resulting from any adjustment in Awards pursuant to Section 4.2(a) or this Section 4.2(b) shall be aggregated until, and eliminated at, the time of exercise or payment by rounding-down for fractions less than one-half and rounding-up for fractions equal to or greater than one-half. No cash settlements shall be required with respect to fractional shares eliminated by rounding. Notice of any adjustment shall be given by the Committee to each Participant whose Award has been adjusted and such adjustment (whether or not such notice is given) shall be effective and binding for all purposes of the Plan.

4.3    Minimum Purchase Price. Notwithstanding any provision of the Plan to the contrary, if authorized but previously unissued shares of Common Stock are issued under the Plan, such shares shall not be issued for a consideration that is less than as permitted under applicable law.

ARTICLE V

ELIGIBILITY

5.1    General Eligibility. All current and prospective Eligible Individuals are eligible to be granted Awards. Eligibility for the grant of Awards and actual participation in the Plan shall be determined by the Committee in its sole discretion. The Committee shall have full discretion to treat different Participants under the Plan differently in any circumstance.

5.2    Incentive Stock Options. Notwithstanding the foregoing, only Eligible Employees of the Company, its Subsidiaries and its Parent (if any) are eligible to be granted Incentive Stock Options under the Plan. Eligibility for the grant of an Incentive Stock Option and actual participation in the Plan shall be determined by the Committee in its sole discretion.

5.3    General Requirement. The vesting and exercise of Awards granted to a prospective Eligible Individual are conditioned upon such individual actually becoming an Eligible Employee, Consultant or Non-Employee Director, respectively.

ARTICLE VI

STOCK OPTIONS

6.1    Options. Stock Options may be granted alone or in addition to other Awards granted under the Plan. Each Stock Option granted under the Plan shall be of one of two types: (a) an Incentive Stock Option or (b) a Non-Qualified Stock Option.

6.2    Grants. The Committee shall have the authority to grant to any Eligible Employee one or more Incentive Stock Options, Non-Qualified Stock Options, or both types of Stock Options. The Committee shall have the authority to grant any Consultant or Non-Employee Director one or more Non-Qualified Stock Options. To the extent that any Stock Option does not qualify as an Incentive Stock Option (whether because of its provisions or the time or manner of its exercise or otherwise), such Stock Option or the portion thereof which does not so qualify shall constitute a separate Non-Qualified Stock Option.

6.3    Incentive Stock Options. Notwithstanding anything in the Plan to the contrary, no term of the Plan relating to Incentive Stock Options shall be interpreted, amended or altered, nor shall any discretion or authority granted under the Plan be so exercised, so as to disqualify the Plan under Section 422 of the Code, or, without the consent of the Participants affected, to disqualify any Incentive Stock Option under such Section 422.

6.4    Terms of Options. Options granted under the Plan shall be subject to the following terms and conditions and shall be in such form and contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the Committee shall deem desirable:

(a)    Exercise Price. The exercise price per share of Common Stock subject to a Stock Option shall be determined by the Committee at the time of grant, provided that the per share exercise price of a Stock Option shall not be less than 100% (or, in the case of an Incentive Stock Option granted to a Ten Percent Stockholder, 110%) of the Fair Market Value of the Common Stock at the time of grant.

(b)    Stock Option Term. The term of each Stock Option shall be fixed by the Committee, provided that no Stock Option shall be exercisable more than 10 years after the date the Option is granted; and provided further that the term of an Incentive Stock Option granted to a Ten Percent Stockholder shall not exceed five years.

(c)    Exercisability. Unless otherwise provided by the Committee in accordance with the provisions of this Section 6.4, Stock Options granted under the Plan shall be exercisable at such time or times and subject to such terms and conditions as shall be determined by the Committee at the time of grant. If the Committee provides, in its discretion, that any Stock Option is exercisable subject to certain limitations (including, without limitation, that such Stock Option is exercisable only in installments or within certain time periods), the Committee may waive such limitations on the exercisability at any time at or after the time of grant in whole or in part (including, without limitation, waiver of the installment exercise provisions or acceleration of the time at which such Stock Option may be exercised), based on such factors, if any, as the Committee shall determine, in its sole discretion.

(d)    Method of Exercise. Subject to whatever installment exercise and waiting period provisions apply under Section 6.4(c), to the extent vested, Stock Options may be exercised in whole or in part at any time during the Option term, by giving written notice of exercise to the Company specifying the number of shares of Common Stock to be purchased. Such notice shall be accompanied by payment in full of the purchase price as follows: (i) in cash or by check, bank draft or money order payable to the order of the Company; (ii) solely to the extent permitted by applicable law, if the Common Stock is traded on a national securities exchange, and the Committee authorizes, through a procedure whereby the Participant delivers irrevocable instructions to a broker reasonably acceptable to the Committee to deliver promptly to the Company an amount equal to the purchase price; or (iii) on such other terms and conditions as may be acceptable to the Committee (including, without limitation, with the consent of the Committee, having the Company withhold shares of Common Stock issuable upon exercise of the Stock Option, or by payment in full or in part in the form of Common Stock owned by the Participant, based on the Fair Market Value of the Common Stock on the payment date as determined by the Committee). No shares of Common Stock shall be issued until payment therefor, as provided herein, has been made or provided for.

(e)    Non-Transferability of Options. No Stock Option shall be Transferable by the Participant other than by will or by the laws of descent and distribution, and all Stock Options shall be exercisable, during the Participant’s lifetime, only by the Participant. Notwithstanding the foregoing, the Committee may determine, in its sole discretion, at the time of grant or thereafter that a Non-Qualified Stock Option that is otherwise not Transferable pursuant to this Section is Transferable to a Family Member in whole or in part and in such circumstances, and under such conditions, as specified by the Committee. A Non-Qualified Stock Option that is Transferred to a Family Member pursuant to the preceding sentence (i) may not be subsequently Transferred other than by will or by the laws of descent and distribution and (ii) remains subject to the terms of the Plan and the applicable Award Agreement. Any shares of Common Stock acquired upon the exercise of a Non-Qualified Stock Option by a permissible transferee of a Non-Qualified Stock Option or a permissible transferee pursuant to a Transfer after the exercise of the Non-Qualified Stock Option shall be subject to the terms of the Plan and the applicable Award Agreement.

(f)    Termination by Death or Disability. Unless otherwise determined by the Committee at the time of grant, or if no rights of the Participant are reduced, thereafter, if a Participant’s Termination is by reason of death or Disability, all Stock Options that are held by such Participant that are vested and exercisable at the time of the Participant’s Termination may be exercised by the Participant (or in the case of the Participant’s death, by the legal representative of the Participant’s estate) at any time within a period of one (1) year from the date of such Termination, but in no event beyond the expiration of the stated term of such Stock Options; provided, however, that, in the event of a Participant’s Termination by reason of Disability, if the Participant dies within such exercise period, all unexercised Stock Options held by such Participant shall thereafter be exercisable, to the extent to which they were exercisable at the time of death, for a period of one (1) year from the date of such death, but in no event beyond the expiration of the stated term of such Stock Options.

(g)    Involuntary Termination Without Cause. Unless otherwise determined by the Committee at the time of grant, or if no rights of the Participant are reduced, thereafter, if a Participant’s Termination is by involuntary termination by the Company without Cause, all Stock Options that are held by such Participant that are vested and exercisable at the time of the Participant’s Termination may be exercised by the Participant at any time within a period of ninety (90) days from the date of such Termination, but in no event beyond the expiration of the stated term of such Stock Options.

(h)    Voluntary Resignation. Unless otherwise determined by the Committee at the time of grant, or if no rights of the Participant are reduced, thereafter, if a Participant’s Termination is voluntary (other than a voluntary termination described in Section 6.4(i)(y) hereof), all Stock Options that are held by such Participant that are vested and exercisable at the time of the Participant’s Termination may be exercised by the Participant at any time within a period of thirty (30) days from the date of such Termination, but in no event beyond the expiration of the stated term of such Stock Options.

(i)    Termination for Cause. Unless otherwise determined by the Committee at the time of grant, or if no rights of the Participant are reduced, thereafter, if a Participant’s Termination (x) is for Cause or (y) is a voluntary Termination (as provided in Section 6.4(h)) after the occurrence of an event that would be grounds for a Termination for Cause, all Stock Options, whether vested or not vested, that are held by such Participant shall thereupon terminate and expire as of the date of such Termination.

(j)    Unvested Stock Options. Unless otherwise determined by the Committee at the time of grant, or if no rights of the Participant are reduced, thereafter, Stock Options that are not vested as of the date of a Participant’s Termination for any reason shall terminate and expire as of the date of such Termination.

(k)    Incentive Stock Option Limitations. To the extent that the aggregate Fair Market Value (determined as of the time of grant) of the Common Stock with respect to which Incentive Stock Options are exercisable for the first time by an Eligible Employee during any calendar year under the Plan and/or any other stock option plan of the Company, any Subsidiary or any Parent exceeds $100,000, such Options shall be treated as Non-Qualified Stock Options. In addition, if an Eligible Employee does not remain employed by the Company, any Subsidiary or any Parent at all times from the time an Incentive Stock Option is granted until three months prior to the date of exercise thereof (or such other period as required by applicable law), such Stock Option shall be treated as a Non-Qualified Stock Option. Should any provision of the Plan not be necessary in order for the Stock Options to qualify as Incentive Stock Options, or should any additional provisions be required, the Committee may amend the Plan accordingly, without the necessity of obtaining the approval of the stockholders of the Company.

(l)    Form, Modification, Extension and Renewal of Stock Options. Subject to the terms and conditions and within the limitations of the Plan, Stock Options shall be evidenced by such form of agreement or grant as is approved by the Committee, and the Committee may (i) modify, extend or renew outstanding Stock Options granted under the Plan (provided that the rights of a Participant are not reduced without such Participant’s consent and provided further that such action does not subject the Stock Options to Section 409A of the Code without the consent of the Participant), and (ii) accept the surrender of outstanding Stock Options (to the extent not theretofore exercised) and authorize the granting of new Stock Options in substitution therefor (to the extent not theretofore exercised). Notwithstanding the foregoing, an outstanding Option may not be modified to reduce the exercise price thereof nor may a new Option at a lower price be substituted for a surrendered Option (other than adjustments or substitutions in accordance with Section 4.2), unless such action is approved by the stockholders of the Company.

(m)    Deferred Delivery of Common Stock. The Committee may in its discretion permit Participants to defer delivery of Common Stock acquired pursuant to a Participant’s exercise of an Option in accordance with the terms and conditions established by the Committee in the applicable Award Agreement, which shall be intended to comply with the requirements of Section 409A of the Code.

(n)    Early Exercise. The Committee may provide that a Stock Option include a provision whereby the Participant may elect at any time before the Participant’s Termination to exercise the Stock Option as to any part or all of the shares of Common Stock subject to the Stock Option prior to the full vesting of the Stock Option and such shares shall be subject to the provisions of Article VII and be treated as Restricted Stock. Unvested shares of Common Stock so purchased may be subject to a repurchase option in favor of the Company or to any other restriction the Committee determines to be appropriate.

(o)    Other Terms and Conditions. The Committee may include a provision in an Award Agreement providing for the automatic exercise of a Non-Qualified Stock Option on a cashless basis on the last day of the term of such Option if the Participant has failed to exercise the Non-Qualified Stock Option as of such date, with respect to which the Fair Market Value of the shares of Common Stock underlying the Non-Qualified Stock Option exceeds the exercise price of such Non-Qualified Stock Option on the date of expiration of such Option, subject to Section 13.4. Stock Options may contain such other provisions, which shall not be inconsistent with any of the terms of the Plan, as the Committee shall deem appropriate.

ARTICLE VII

RESTRICTED STOCK

7.1    Awards of Restricted Stock. Shares of Restricted Stock may be issued either alone or in addition to other Awards granted under the Plan. The Committee shall determine the Eligible Individuals, to whom, and the time or times at which, grants of Restricted Stock shall be made, the number of shares to be awarded, the price (if any) to be paid by the Participant (subject to Section 8.2), the time or times within which such Awards may be subject to forfeiture, the vesting schedule and rights to acceleration thereof, and all other terms and conditions of the Awards.

The Committee may condition the grant or vesting of Restricted Stock upon the attainment of specified performance targets (including, the performance goals) or such other factor as the Committee may determine in its sole discretion.

7.2    Awards and Certificates. Eligible Individuals selected to receive Restricted Stock shall not have any right with respect to such Award, unless and until such Participant has delivered a fully executed copy of the agreement evidencing the Award to the Company, to the extent required by the Committee, and has otherwise complied with the applicable terms and conditions of such Award. Further, such Award shall be subject to the following conditions:

(a)    Purchase Price. The purchase price of Restricted Stock shall be fixed by the Committee. Subject to Section 4.3, the purchase price for shares of Restricted Stock may be zero to the extent permitted by applicable law, and, to the extent not so permitted, such purchase price may not be less than par value.

(b)    Acceptance. Awards of Restricted Stock must be accepted within a period of 60 days (or such shorter period as the Committee may specify at grant) after the grant date, by executing a Restricted Stock agreement and by paying whatever price (if any) the Committee has designated thereunder.

(c)    Legend. Each Participant receiving Restricted Stock shall be issued a stock certificate in respect of such shares of Restricted Stock, unless the Committee elects to use another system, such as book entries by the transfer agent, as evidencing ownership of shares of Restricted Stock. Such certificate shall be registered in the name of such Participant, and shall, in addition to such legends required by applicable securities laws, bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Award, substantially in the following form:

“The anticipation, alienation, attachment, sale, transfer, assignment, pledge, encumbrance or charge of the shares of stock represented hereby are subject to the terms and conditions (including forfeiture) of the Legacy Reserves Inc. (the “Company”) 2018 Omnibus Incentive Plan (the “Plan”) and an Agreement entered into between the registered owner and the Company dated                     . Copies of such Plan and Agreement are on file at the principal office of the Company.”

(d)    Custody. If stock certificates are issued in respect of shares of Restricted Stock, the Committee may require that any stock certificates evidencing such shares be held in custody by the Company until the restrictions thereon shall have lapsed, and that, as a condition of any grant of Restricted Stock, the Participant shall have delivered a duly signed stock power or other instruments of assignment (including a power of attorney), each endorsed in blank with a guarantee of signature if deemed necessary or appropriate by the Company, which would permit transfer to the Company of all or a portion of the shares subject to the Restricted Stock in the event that such Award is forfeited in whole or part.

7.3    Restrictions and Conditions. The shares of Restricted Stock awarded pursuant to the Plan shall be subject to the following restrictions and conditions:

(a)    Restriction Period. (i) The Participant shall not be permitted to Transfer shares of Restricted Stock awarded under the Plan during the period or periods set by the Committee (the “Restriction Period”) commencing on the date of such Award, as set forth in the Restricted Stock Award Agreement and such agreement shall set forth a vesting schedule and any event that would accelerate vesting of the shares of Restricted Stock. Within these limits, based on service, attainment of performance goals and/or such other factors or criteria as the Committee may determine in its sole discretion, the Committee may condition the grant or provide for the lapse of such restrictions in installments in whole or in part, or may accelerate the vesting of all or any part of any Restricted Stock Award and/or waive the deferral limitations for all or any part of any Restricted Stock Award.

(ii)    If the grant of shares of Restricted Stock or the lapse of restrictions is based on the attainment of performance goals, the Committee shall establish the objective performance goals and the applicable vesting percentage of the Restricted Stock applicable to each Participant or class of Participants in writing prior to the beginning of the applicable fiscal year or at such later date as otherwise determined by the Committee and while the outcome of the performance goals are substantially uncertain. Such performance goals may incorporate provisions for disregarding (or adjusting for) changes in accounting methods, corporate transactions (including, without limitation, dispositions and acquisitions) and other similar type events or circumstances.

(b)    Rights as a Stockholder. Except as provided in Section 7.3(a) and this Section 7.3(b) or as otherwise determined by the Committee in an Award Agreement, the Participant shall have, with respect to the shares of Restricted Stock, all of the rights of a holder of shares of Common Stock of the Company, including, without limitation, the right to vote such shares and, subject to and conditioned upon the full vesting of shares of Restricted Stock, the right to tender such shares and the right to receive dividends or other distributions paid with respect to the Restricted Stock; provided, that any such dividends or other distributions will be subject to the same vesting requirements as the underlying Restricted Stock and shall be paid at the time the Restricted Stock becomes vested. If any dividends or distributions are paid in shares of Common Stock or other property, such shares (or property) shall be deposited with the Company and shall be subject to the same restrictions on transferability and forfeitability as the Restricted Stock with respect to which they were paid. The Committee may, in its sole discretion, determine at the time of grant that the payment of dividends shall be deferred until, and conditioned upon, the expiration of the applicable Restriction Period.

(c)    Termination. Unless otherwise determined by the Committee at grant or, if no rights of the Participant are reduced, thereafter, subject to the applicable provisions of the Award Agreement and the Plan, upon a Participant’s Termination for any reason during the relevant Restriction Period, all Restricted Stock still subject to restriction will be forfeited in accordance with the terms and conditions established by the Committee at grant or thereafter.

(d)    Lapse of Restrictions. If and when the Restriction Period expires without a prior forfeiture of the Restricted Stock, the certificates for such shares shall be delivered to the Participant. All legends shall be removed from said certificates at the time of delivery to the Participant, except as otherwise required by applicable law or other limitations imposed by the Committee.

ARTICLE VIII

PERFORMANCE AWARDS

8.1    Performance Awards. The Committee may grant a Performance Award to a Participant payable upon the attainment of specific performance goals. If the Performance Award is payable in shares of Restricted Stock, such shares shall be transferable to the Participant only upon attainment of the relevant performance goal in accordance with Article VII. If the Performance Award is payable in cash, it may be paid upon the attainment of the relevant performance goals either in cash or in shares of Restricted Stock (based on the then current Fair Market Value of such shares), as determined by the Committee, in its sole and absolute discretion. Each Performance Award shall be evidenced by an Award Agreement in such form that is not inconsistent with the Plan and that the Committee may from time to time approve.

8.2    Terms and Conditions. Performance Awards awarded pursuant to this Article VIII shall be subject to the following terms and conditions:

(a)    Earning of Performance Award. At the expiration of the applicable Performance Period, the Committee shall determine the extent to which the performance goals are achieved and the percentage of each Performance Award that has been earned.

(b)    Non-Transferability. Subject to the applicable provisions of the Award Agreement and the Plan, Performance Awards may not be Transferred during the Performance Period.

(c)    Dividends. Unless otherwise determined by the Committee at the time of grant, amounts equal to dividends declared during the Performance Period with respect to the number of shares of Common Stock covered by a Performance Award will be accumulated and paid upon vesting.

(d)    Payment. Following the Committee’s determination in accordance with Section 8.2(a), the Company shall settle Performance Awards, in such form (including, without limitation, in shares of Common Stock or in cash) as determined by the Committee, in an amount equal to such Participant’s earned Performance Awards.

(e)    Termination. Subject to the applicable provisions of the Award Agreement and the Plan, upon a Participant’s Termination for any reason during the Performance Period for a given Performance Award, the Performance Award in question will vest or be forfeited in accordance with the terms and conditions established by the Committee at grant.

(f)    Accelerated Vesting. Based on service, performance and/or such other factors or criteria, if any, as the Committee may determine, the Committee may, at or after grant, accelerate the vesting of all or any part of any Performance Award.

ARTICLE IX

OTHER STOCK-BASED AND CASH-BASED AWARDS

9.1    Other Stock-Based Awards. The Committee is authorized to grant to Eligible Individuals Other Stock-Based Awards that are payable in, valued in whole or in part by reference to, or otherwise based on or related to shares of Common Stock, including but not limited to, shares of Common Stock awarded purely as a bonus and not subject to restrictions or conditions, shares of Common Stock in payment of the amounts due under an incentive or performance plan sponsored or maintained by the Company or an Affiliate, stock equivalent units, restricted stock units, and Awards valued by reference to book value of shares of Common Stock. Other Stock-Based Awards may be granted either alone or in addition to or in tandem with other Awards granted under the Plan.

Subject to the provisions of the Plan, the Committee shall have authority to determine the Eligible Individuals, to whom, and the time or times at which, such Awards shall be made, the number of shares of Common Stock to be awarded pursuant to such Awards, and all other conditions of the Awards. The Committee may also provide for the grant of Common Stock under such Awards upon the completion of a specified Performance Period.

The Committee may condition the grant or vesting of Other Stock-Based Awards upon the attainment of specified performance goals as the Committee may determine, in its sole discretion.

9.2    Terms and Conditions. Other Stock-Based Awards made pursuant to this Article IX shall be subject to the following terms and conditions:

(a)    Non-Transferability. Subject to the applicable provisions of the Award Agreement and the Plan, shares of Common Stock subject to Awards made under this Article IX may not be Transferred prior to the date on which the shares are issued, or, if later, the date on which any applicable restriction, performance or deferral period lapses.

(b)    Dividends. Unless otherwise determined by the Committee at the time of Award, subject to the provisions of the Award Agreement and the Plan, the recipient of an Award under this Article IX, dividends or dividend equivalents in respect of the number of shares of Common Stock covered by the Award shall be accumulated and paid upon vesting.

(c)    Vesting. Any Award under this Article IX and any Common Stock covered by any such Award shall vest or be forfeited to the extent so provided in the Award Agreement, as determined by the Committee, in its sole discretion.

(d)    Price. Common Stock issued on a bonus basis under this Article IX may be issued for no cash consideration. Common Stock purchased pursuant to a purchase right awarded under this Article IX shall be priced, as determined by the Committee in its sole discretion.

9.3    Other Cash-Based Awards. The Committee may from time to time grant Other Cash-Based Awards to Eligible Individuals in such amounts, on such terms and conditions, and for such consideration, including no consideration or such minimum consideration as may be required by applicable law, as it shall determine in its sole discretion. Other Cash-Based Awards may be granted subject to the satisfaction of vesting conditions or may be awarded purely as a bonus and not subject to restrictions or conditions, and if subject to vesting conditions, the Committee may accelerate the vesting of such Awards at any time in its sole discretion. The grant of an Other Cash-Based Award shall not require a segregation of any of the Company’s assets for satisfaction of the Company’s payment obligation thereunder.

ARTICLE X

CHANGE IN CONTROL PROVISIONS

10.1    Benefits. In the event of a Change in Control of the Company (as defined below), and except as otherwise provided by the Committee in an Award Agreement, the Compensation Committee may treat a Participant’s Award in accordance with one or more of the following methods as determined by the Committee:

(a)    Awards, whether or not then vested, shall be continued, assumed, or have new rights substituted therefor, as determined by the Committee in a manner consistent with the requirements of Section 409A of the Code, and restrictions to which shares of Restricted Stock or any other Award granted prior to the Change in Control are subject shall not lapse upon a Change in Control and the Restricted Stock or other Award shall, where appropriate in the sole discretion of the Committee, receive the same distribution as other Common Stock on such terms as determined by the Committee; provided that the Committee may decide to award additional Restricted Stock or other Awards in lieu of any cash distribution. Notwithstanding anything to the contrary herein, for purposes of Incentive Stock Options, any assumed or substituted Stock Option shall comply with the requirements of Treasury Regulation Section 1.424-1 (and any amendment thereto).

(b)    The Committee, in its sole discretion, may provide for the purchase of any Awards by the Company or an Affiliate for an amount of cash equal to the excess (if any) of the Change in Control Price (as defined below) of the shares of Common Stock covered by such Awards, over the aggregate exercise price of such Awards. For purposes hereof, “Change in Control Price” shall mean the highest price per share of Common Stock paid in any transaction related to a Change in Control of the Company.

(c)    The Committee may, in its sole discretion, terminate all outstanding and unexercised Stock Options or any Other Stock-Based Award that provides for a Participant elected exercise, effective as of the date of the Change in Control, by delivering notice of termination to each Participant at least twenty (20) days prior to the date of consummation of the Change in Control, in which case during the period from the date on which such notice of termination is delivered to the consummation of the Change in Control, each such Participant shall have the right to exercise in full all of such Participant’s Awards that are then outstanding (without regard to any limitations on exercisability otherwise contained in the Award Agreements), but any such exercise shall be contingent on the occurrence of the Change in Control, and, provided that, if the Change in Control does not take place within a specified period after giving such notice for any reason whatsoever, the notice and exercise pursuant thereto shall be null and void.

(d)    Notwithstanding any other provision herein to the contrary, the Committee may, in its sole discretion, provide for accelerated vesting or lapse of restrictions, of an Award at any time.

10.2    Change in Control. Unless otherwise determined by the Committee in the applicable Award Agreement or other written agreement with a Participant approved by the Committee, a “Change in Control” shall be deemed to occur if:

(a)    any “person,” as such term is used in Sections 13(d) and 14(d) of the Exchange Act (other than the Company, any trustee or other fiduciary holding securities under any employee benefit plan of the Company, or any company owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their ownership of Common Stock of the Company), becoming the beneficial owner (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company’s then outstanding securities, excluding for purposes herein, acquisitions pursuant to a Business Combination (as defined below) that does not constitute a Change in Control as defined in Section 10.2(b) herein;

(b)    a merger, reorganization, or consolidation of the Company or in which equity securities of the Company are issued (each, a “Business Combination”), other than a merger, reorganization or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its Parent) more than 50% of the combined voting power of the voting securities of the Company or such surviving entity (or, as applicable, the Parent of the Company or such surviving entity) outstanding immediately after such merger or consolidation; provided, however, that a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no person (other than those covered by the exceptions in Section 10.2(a)) acquires more than 50% of the combined voting power of the Company’s then outstanding securities shall not constitute a Change in Control of the Company; or

(c)    a complete liquidation or dissolution of the Company or the consummation of a sale or disposition by the Company of all or substantially all of the Company’s assets other than the sale or disposition of all or substantially all of the assets of the Company to a person or persons who beneficially own, directly or indirectly, 50% or more of the combined voting power of the outstanding voting securities of the Company at the time of the sale.

For purposes herein, a Change in Control shall not be deemed to occur if such event is triggered by (x) any acquisition of securities pursuant to a conversion or exchange (any such conversion or exchange, a “Conversion”) of any rights set forth in that certain Term Loan Credit Agreement, dated as of October 24, 2016, among Legacy Reserves LP, Cortland Capital Market Services LLC and the lenders party thereto, as amended from time to time (the “Credit Agreement”), by GSO Capital Partners LP or its Affiliates (or any successor lender under the Credit Agreement) (collectively, “GSO”) or (y) following any such Conversion, acquisitions by GSO generally. Notwithstanding the foregoing, with respect to any Award that is characterized as “nonqualified deferred compensation” within the meaning of Section 409A of the Code, an event shall not be considered to be a Change in Control under the Plan for purposes of payment of such Award unless such event is also a “change in ownership,” a “change in effective control” or a “change in the ownership of a substantial portion of the assets” of the Company within the meaning of Section 409A of the Code.

ARTICLE XI

TERMINATION OR AMENDMENT OF PLAN

Notwithstanding any other provision of the Plan, the Board may at any time, and from time to time, amend, in whole or in part, any or all of the provisions of the Plan (including any amendment deemed necessary to ensure that the Company may comply with any regulatory requirement referred to in Article XIII or Section 409A of the Code), or suspend or terminate it entirely, retroactively or otherwise; provided, however, that, unless otherwise required by law or specifically provided herein, the rights of a Participant with respect to Awards granted prior to such amendment, suspension or termination, may not be impaired without the consent of such Participant and, provided further, that without the approval of the holders of the Company’s Common Stock entitled to vote in accordance with applicable law, no amendment may be made that would (i) increase the aggregate number of shares of Common Stock that may be issued under the Plan (except by operation of Section 4.2); (ii) change the classification of individuals eligible to receive Awards under the Plan; (iii) decrease the minimum Stock Option price of any Stock Option; (iv) extend the maximum option period under Section 6.4; (v) award any Stock Option in replacement of a canceled Stock Option with a higher exercise price than the replacement award; or (vi) require stockholder approval in order for the Plan to continue to comply with the applicable provisions of Section 422 of the Code. Notwithstanding anything herein to the contrary, the Board may amend the Plan or any Award Agreement at any time without a Participant’s consent to comply with applicable law including Section 409A of the Code. The Committee may amend the terms of any Award theretofore granted, prospectively or retroactively, but, subject to Article IV or as otherwise specifically provided herein, no such amendment or other action by the Committee shall impair the rights of any holder without the holder’s consent.

ARTICLE XII

UNFUNDED STATUS OF PLAN

The Plan is intended to constitute an “unfunded” plan for incentive and deferred compensation. With respect to any payment as to which a Participant has a fixed and vested interest but which are not yet made to a Participant by the Company, nothing contained herein shall give any such Participant any right that is greater than those of a general unsecured creditor of the Company.

ARTICLE XIII

GENERAL PROVISIONS

13.1    Legend. The Committee may require each person receiving shares of Common Stock pursuant to a Stock Option or other Award under the Plan to represent to and agree with the Company in writing that the Participant is acquiring the shares without a view to distribution thereof. In addition to any legend required by the Plan, the certificates for such shares may include any legend that the Committee deems appropriate to reflect any restrictions on Transfer. All certificates for shares of Common Stock delivered under the Plan shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations and other requirements of the Securities and Exchange Commission, any stock exchange upon which the Common Stock is then listed or any national securities exchange system upon whose system the Common Stock is then quoted, any applicable federal or state securities law, and any applicable corporate law, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

13.2    Other Plans. Nothing contained in the Plan shall prevent the Board from adopting other or additional compensation arrangements, subject to stockholder approval if such approval is required, and such arrangements may be either generally applicable or applicable only in specific cases.

13.3    No Right to Employment/Directorship/Consultancy. Neither the Plan nor the grant of any Option or other Award hereunder shall give any Participant or other employee, Consultant or Non-Employee Director any right with respect to continuance of employment, consultancy or directorship by the Company or any Affiliate, nor shall there be a limitation in any way on the right of the Company or any Affiliate by which an employee is employed or a Consultant or Non-Employee Director is retained to terminate such employment, consultancy or directorship at any time.

13.4    Withholding of Taxes. The Company shall have the right to deduct from any payment to be made pursuant to the Plan, or to otherwise require, prior to the issuance or delivery of shares of Common Stock or the payment of any cash hereunder, payment by the Participant of, any federal, state or local taxes required by law to be withheld. Upon the vesting of Restricted Stock (or other Award that is taxable upon vesting), or upon making an election under Section 83(b) of the Code, a Participant shall pay all required withholding to the Company. Any statutorily required withholding obligation or any other tax obligation with regard to any Participant may be satisfied, subject to the consent of the Committee, by reducing the number of shares of Common Stock otherwise deliverable or by delivering shares of Common Stock already owned. Any fraction of a share of Common Stock required to satisfy such tax obligations shall be disregarded and the amount due shall be paid instead in cash by the Participant.

13.5    No Assignment of Benefits. No Award or other benefit payable under the Plan shall, except as otherwise specifically provided by law or permitted by the Committee, be Transferable in any manner, and any attempt to Transfer any such benefit shall be void, and any such benefit shall not in any manner be liable for or subject to the debts, contracts, liabilities, engagements or torts of any person who shall be entitled to such benefit, nor shall it be subject to attachment or legal process for or against such person.

13.6    Listing and Other Conditions.

(a)    Unless otherwise determined by the Committee, as long as the Common Stock is listed on a national securities exchange or system sponsored by a national securities association, the issuance of shares of Common Stock pursuant to an Award shall be conditioned upon such shares being listed on such exchange or system. The Company shall have no obligation to issue such shares unless and until such shares are so listed, and the right to exercise any Option or other Award with respect to such shares shall be suspended until such listing has been effected.

(b)    If at any time counsel to the Company shall be of the opinion that any sale or delivery of shares of Common Stock pursuant to an Option or other Award is or may in the circumstances be unlawful or result in the imposition of excise taxes on the Company under the statutes, rules or regulations of any applicable jurisdiction, the Company shall have no obligation to make such sale or delivery, or to make any application or to effect or to maintain any qualification or registration under the Securities Act or otherwise, with respect to shares of Common Stock or Awards, and the right to exercise any Option or other Award shall be suspended until, in the opinion of said counsel, such sale or delivery shall be lawful or will not result in the imposition of excise taxes on the Company.

(c)    Upon termination of any period of suspension under this Section 13.6, any Award affected by such suspension which shall not then have expired or terminated shall be reinstated as to all shares available before such suspension and as to shares which would otherwise have become available during the period of such suspension, but no such suspension shall extend the term of any Award.

(d)    A Participant shall be required to supply the Company with certificates, representations and information that the Company requests and otherwise cooperate with the Company in obtaining any listing, registration, qualification, exemption, consent or approval the Company deems necessary or appropriate.

13.7    Stockholders Agreement and Other Requirements. Notwithstanding anything herein to the contrary, as a condition to the receipt of shares of Common Stock pursuant to an Award under the Plan, to the extent required by the Committee, the Participant shall execute and deliver a stockholder’s agreement or such other documentation that shall set forth certain restrictions on transferability of the shares of Common Stock acquired upon exercise or purchase, and such other terms as the Board or Committee shall from time to time establish. Such stockholder’s agreement or other documentation shall apply to the Common Stock acquired under the Plan and covered by such stockholder’s agreement or other documentation. The Company may require, as a condition of exercise, the Participant to become a party to any other existing stockholder agreement (or other agreement).

13.8    Governing Law. The Plan and actions taken in connection herewith shall be governed and construed in accordance with the laws of the State of Delaware (regardless of the law that might otherwise govern under applicable Delaware principles of conflict of laws).

13.9    Jurisdiction; Waiver of Jury Trial. Any suit, action or proceeding with respect to the Plan or any Award Agreement, or any judgment entered by any court of competent jurisdiction in respect of any thereof, shall be resolved only in the courts of the State of Delaware or the United States District Court for the District of Delaware and the appellate courts having jurisdiction of appeals in such courts. In that context, and without limiting the generality of the foregoing, the Company and each Participant shall irrevocably and unconditionally (a) submit in any proceeding relating to the Plan or any Award Agreement, or for the recognition and enforcement of any judgment in respect thereof (a “Proceeding”), to the exclusive jurisdiction of the courts of the State of Delaware, the court of the United States of America for the District of Delaware, and appellate courts having jurisdiction of appeals from any of the foregoing, and agree that all claims in respect of any such Proceeding shall be heard and determined in such Delaware State court or, to the extent permitted by law, in such federal court, (b) consent that any such Proceeding may and shall be brought in such courts and waives any objection that the Company and each Participant may now or thereafter have to the venue or jurisdiction of any such Proceeding in any such court or that such Proceeding was brought in an inconvenient court and agree not to plead or claim the same, (c) waive all right to trial by jury in any Proceeding (whether based on contract, tort or otherwise) arising out of or relating to the Plan or any Award Agreement, (d) agree that service of process in any such Proceeding may be effected by mailing a copy of such process by registered or certified mail (or any substantially similar form of mail), postage prepaid, to such party, in the case of a Participant, at the Participant’s address shown in the books and records of the Company or, in the case of the Company, at the Company’s principal offices, attention General Counsel, and (e) agree that nothing in the Plan shall affect the right to effect service of process in any other manner permitted by the laws of the State of Delaware.

13.10    Construction. Wherever any words are used in the Plan in the masculine gender they shall be construed as though they were also used in the feminine gender in all cases where they would so apply, and wherever words are used herein in the singular form they shall be construed as though they were also used in the plural form in all cases where they would so apply.

13.11    Other Benefits. No Award granted or paid out under the Plan shall be deemed compensation for purposes of computing benefits under any retirement plan of the Company or its Affiliates nor affect any benefit under any other benefit plan now or subsequently in effect under which the availability or amount of benefits is related to the level of compensation.

13.12    Costs. The Company shall bear all expenses associated with administering the Plan, including expenses of issuing Common Stock pursuant to Awards hereunder.

13.13    No Right to Same Benefits. The provisions of Awards need not be the same with respect to each Participant, and such Awards to individual Participants need not be the same in subsequent years.

13.14    Death/Disability. The Committee may in its discretion require the transferee of a Participant to supply it with written notice of the Participant’s death or Disability and to supply it with a copy of the will (in the case of the Participant’s death) or such other evidence as the Committee deems necessary to establish the validity of the transfer of an Award. The Committee may also require that the agreement of the transferee to be bound by all of the terms and conditions of the Plan.

13.15    Section 16(b) of the Exchange Act. All elections and transactions under the Plan by persons subject to Section 16 of the Exchange Act involving shares of Common Stock are intended to comply with any applicable exemptive condition under Rule 16b-3. The Committee may establish and adopt written administrative guidelines, designed to facilitate compliance with Section 16(b) of the Exchange Act, as it may deem necessary or proper for the administration and operation of the Plan and the transaction of business thereunder.

13.16    Section 409A of the Code. The Plan is intended to comply with, or be exempt from, the applicable requirements of Section 409A of the Code and shall be limited, construed and interpreted in accordance with such intent. To the extent that any Award is subject to Section 409A of the Code, it shall be paid in a manner that will comply with Section 409A of the Code, including proposed, temporary or final regulations or any other guidance issued by the Secretary of the Treasury and the Internal Revenue Service with respect thereto. Notwithstanding anything herein to the contrary, any provision in the Plan that is inconsistent with Section 409A of the Code shall be deemed to be amended to comply with Section 409A of the Code and to the extent such provision cannot be amended to comply therewith, such provision shall be null and void. The Company shall have no liability to a Participant, or any other party, if an Award that is intended to be exempt from, or compliant with, Section 409A of the Code is not so exempt or compliant or for any action taken by the Committee or the Company and, in the event that any amount or benefit under the Plan becomes subject to penalties under Section 409A of the Code, responsibility for payment of such penalties shall rest solely with the affected Participants and not with the Company. Notwithstanding any contrary provision in the Plan or Award Agreement, any payment(s) of “nonqualified deferred compensation” (within the meaning of Section 409A of the

Code) that are otherwise required to be made under the Plan to a “specified employee” (as defined under Section 409A of the Code) as a result of such employee’s separation from service (other than a payment that is not subject to Section 409A of the Code) shall be delayed for the first six (6) months following such separation from service (or, if earlier, the date of death of the specified employee) and shall instead be paid (in a manner set forth in the Award Agreement) upon expiration of such delay period. For purposes of Code Section 409A, the Participant’s right to receive any installment payments pursuant to this Agreement shall be treated as a right to receive a series of separate and distinct payments. Whenever a payment under this Agreement specifies a payment period with reference to a number of days, the actual date of payment within the specified period shall be within the sole discretion of the Company.

13.17    Successor and Assigns. The Plan shall be binding on all successors and permitted assigns of a Participant, including, without limitation, the estate of such Participant and the executor, administrator or trustee of such estate.

13.18    Severability of Provisions. If any provision of the Plan shall be held invalid or unenforceable, such invalidity or unenforceability shall not affect any other provisions hereof, and the Plan shall be construed and enforced as if such provisions had not been included.

13.19    Payments to Minors, Etc. Any benefit payable to or for the benefit of a minor, an incompetent person or other person incapable of receipt thereof shall be deemed paid when paid to such person’s guardian or to the party providing or reasonably appearing to provide for the care of such person, and such payment shall fully discharge the Committee, the Board, the Company, its Affiliates and their employees, agents and representatives with respect thereto.

13.20    Lock-Up Agreement. As a condition to the grant of an Award, if requested by the Company and the lead underwriter of any public offering of the Common Stock (the “Lead Underwriter”), a Participant shall irrevocably agree not to sell, contract to sell, grant any option to purchase, transfer the economic risk of ownership in, make any short sale of, pledge or otherwise transfer or dispose of, any interest in any Common Stock or any securities convertible into, derivative of, or exchangeable or exercisable for, or any other rights to purchase or acquire Common Stock (except Common Stock included in such public offering or acquired on the public market after such offering) during such period of time following the effective date of a registration statement of the Company filed under the Securities Act that the Lead Underwriter shall specify (the “Lock-Up Period”). The Participant shall further agree to sign such documents as may be requested by the Lead Underwriter to effect the foregoing and agree that the Company may impose stop-transfer instructions with respect to Common Stock acquired pursuant to an Award until the end of such Lock-Up Period.

13.21    Headings and Captions. The headings and captions herein are provided for reference and convenience only, shall not be considered part of the Plan, and shall not be employed in the construction of the Plan.

13.22    Company Recoupment of Awards. A Participant’s rights with respect to any Award hereunder shall in all events be subject to (i) any right that the Company may have under any Company recoupment policy or other agreement or arrangement with a Participant, or (ii) any right or obligation that the Company may have regarding the clawback of “incentive-based compensation” under Section 10D of the Exchange Act and any applicable rules and regulations promulgated thereunder from time to time by the U.S. Securities and Exchange Commission.

ARTICLE XIV

EFFECTIVE DATE OF PLAN

The Plan shall become effective on the closing of the transaction contemplated by that certain Agreement and Plan of Merger dated as of March 23, 2018 by and among the Company, Legacy Reserves Merger Sub LLC, Legacy Reserves LP and Legacy Reserves GP, LLC, subject to the approval of the Plan by the stockholders of the Company in accordance with the requirements of the laws of the State of Delaware.

ARTICLE XV

TERM OF PLAN

No Award shall be granted pursuant to the Plan on or after the tenth anniversary of the earlier of the date that the Plan is adopted or the date of stockholder approval, but Awards granted prior to such tenth anniversary may extend beyond that date.

Annex C

GP PURCHASE AGREEMENT

by and among

LEGACY RESERVES INC.,

and

LION GP INTERESTS, LLC

and

Solely for Purposes of Section 6.01, Section 8.12, Section 8.16 and Section 8.17,

LEGACY RESERVES GP, LLC

and

LEGACY RESERVES LP

and

Solely for Purposes of Section 5.02, Section 6.01, Section 8.12, Section 8.16 and Section 8.18,

MORIAH PROPERTIES, LTD.,

and Solely for Purposes of Section 5.02, Section 6.01, Section 8.12 and Section 8.16,

BROTHERS PRODUCTION PROPERTIES, LTD., BROTHERS PRODUCTION COMPANY,

INC., BROTHERS OPERATING COMPANY, INC., J&W MCGRAW PROPERTIES, LTD.,

DAB RESOURCES, LTD. and H2K HOLDINGS, LTD.

Dated as of March 23, 2018

C-i

EXHIBITS

EXHIBIT A – Form of Assignment

EXHIBIT B – Form of LLC Agreement Amendment

EXHIBIT C – Exhibit A to the LLC Agreement

C-ii

GP PURCHASE AGREEMENT

This GP PURCHASE AGREEMENT (this “Agreement”) is entered into as of March 23, 2018 (the “Effective Date”) by and among Legacy Reserves Inc., a Delaware corporation (the “Company”), Lion GP Interests, LLC, a Delaware limited liability company (the “Seller”); and solely for purposes of Section 8.12, Section 8.16 and Section 8.17, Legacy Reserves LP, a Delaware limited partnership (the “MLP”), and Legacy Reserves GP, LLC, a Delaware liability company (“GP LLC”); and solely for purposes of Section 5.02, Section 8.12, Section 8.16 and Section 8.18, Moriah Properties, Ltd., a Texas limited partnership (“Moriah Properties”); and solely for purposes of Section 5.02, Section 8.12 and Section 8.16, Brothers Production Properties, Ltd., Brothers Production Company, Inc., Brothers Operating Company, Inc., J&W McGraw Properties, Ltd., DAB Resources, Ltd. and H2K Holdings, Ltd. (collectively, the “Other Members”).

WHEREAS, it is contemplated that the MLP, GP LLC, the Company and Legacy Reserves Merger Sub LLC, a Delaware limited liability company and wholly-owned subsidiary of the Company (“Merger Sub”), will enter into an Agreement and Plan of Merger (the “Merger Agreement”) by which Merger Sub will merge into the MLP, with the MLP surviving as a subsidiary of the Company (the transactions contemplated by the Merger Agreement, the “Corporate Reorganization”);

WHEREAS, Moriah Properties is a current member of GP LLC and has entered into an agreement (the “MIPA”) with the other current members of GP LLC by which the other current members will sell all of their respective Interests (as defined below) in GP LLC to Moriah Properties, and Moriah Properties has agreed to assign to the Seller its Interests in GP LLC and its right to purchase the Interests in GP LLC under the MIPA (collectively, the “Consolidation”);

WHEREAS, the Consolidation is to occur immediately prior to closing the Corporate Reorganization, and following the Consolidation but before the Corporate Reorganization the Seller will hold all of the Equity Securities of GP LLC;

WHEREAS, the Company desires to purchase, and the Seller desires to sell to the Company, all of the Interests, and in consideration therefor, the Company shall pay to the Seller such amount as further set forth in Section 2.01 on the terms and subject to the provisions of this Agreement (the “GP Interest Sale”); and

WHEREAS, each of this Agreement, the transactions contemplated hereunder and the LLC Agreement Amendment (as defined below) have been approved by the Conflicts Committee (the “Conflicts Committee”) of the board of directors of GP LLC (the “Board”), by a unanimous vote and acting in good faith (which action constitutes “Special Approval” as such term is defined in the MLP Agreement (as defined below)), and by the Board, after receipt of the recommendation of the Conflicts Committee;

NOW THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties to this Agreement hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.01 Definitions. As used in this Agreement, the following terms have the meanings indicated:

“Affiliate” of any Person means any other Person, directly or indirectly, Controlling, Controlled by or under common Control with such particular Person; provided that, solely for purposes of this Agreement, no director or officer of the Partnership Entities, solely in such capacity, shall be deemed to be an Affiliate of any GP LLC Member.

“Agreement” has the meaning set forth in the introductory paragraph of this Agreement.

“Assignment” means an Assignment in the form attached hereto as Exhibit A, pursuant to which the Seller shall assign and contribute the Interests to the Company at the Closing.

“Board” has the meaning set forth in the recitals of this Agreement.

“Business Day” means a day except a Saturday, a Sunday or other day on which the Commission or banks in the City of Houston or New York are authorized or required by applicable Law to be closed.

“Claim Notice” has the meaning specified in Section 6.02(a),

“Closing” means the consummation of the GP Interest Sale hereunder.

“Closing Date” means the date on which the “Closing” occurs.

“Code” means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Commission” means the United States Securities and Exchange Commission.

“Common Stock” means the common stock of the Company, par value $0.01, per share.

“Company” has the meaning set forth in the introductory paragraph of this Agreement.

“Company Indemnitee” has the meaning specified in Section 6.01(a).

“Conflicts Committee” has the meaning set forth in the recitals of this Agreement.

“Contract” means any written contract, agreement, indenture, note, bond, mortgage, deed of trust, loan, instrument, lease, license, commitment or other arrangement, understanding, undertaking, commitment or obligation.

“Consolidation” has the meaning set forth in the recitals of this Agreement.

“Control” (including the correlative meanings of the terms “Controlling,” “Controlled by” and “under common Control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Corporate Reorganization” has the meaning set forth in the recitals of this Agreement.

“Damages” means judgments, awards, liabilities, damages, fines, diminution in value, and losses and all actual costs, fees, outlays, expenses, expenditures and disbursements of every nature, whether attributable to personal injury or death, property damage, contract claims (including contractual indemnity claims), torts, or otherwise (including costs of investigation and/or monitoring) and fees and expenses of attorneys, accountants, consultants, expert witnesses and other witnesses and the costs of enforcement of the indemnity.

“Effective Date” has the meaning set forth in the introductory paragraph of this Agreement.

“Equity Securities” means, with respect to any Person, (i) equity interests in such Person, including, in the case of the Company, the Common Stock, (ii) obligations, evidences of indebtedness or other securities or interests convertible or exchangeable into equity interests in such Person, including, in the case of the Company, the Common Stock and (iii) warrants, options or other rights to purchase or otherwise acquire equity interests in such Person, including, in the case of the Company, the Common Stock.

“GAAP” means generally accepted principles of the United States.

“General Partner Interest” has the meaning set forth in the MLP Agreement.

“Governmental Entity” means the United States of America or any other nation, any state or other political subdivision thereof, or any entity exercising executive, legislative, judicial, regulatory or administrative functions of government.

“GP Interest Sale” has the meaning set forth in the recitals.

“GP LLC” has the meaning set forth in the recitals of this Agreement.

“GP LLC Member” means any former, current or future member of GP LLC.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended from time to time, and the rules and regulations promulgated thereunder.

“Indemnified Party” has the meaning specified in Section 6.02(a).

“Indemnifying Party” has the meaning specified in Section 6.02(a).

“Interests” has the meaning given to such term in the LLC Agreement.

“Law” means any federal, state, local or foreign order, writ, injunction, judgment, settlement, award, decree, statute, law (including common law), rule or regulation.

“Lien” means any mortgage, claim, encumbrance, pledge, lien (statutory or otherwise), security agreement, conditional sale or trust receipt or a lease, consignment or bailment, preference or priority, assessment, deed of trust, charge, easement, servitude or other encumbrance upon or with respect to any property of any kind.

“LLC Agreement” means that certain Amended and Restated Limited Liability Company Agreement of GP LLC, dated as of March 15, 2006, as heretofore amended and as amended from time to time.

“LLC Agreement Amendment” means an amendment to the LLC Agreement substantially in the form attached as Exhibit B.

“Merger Agreement” has the meaning set forth in the recitals of this Agreement.

“Merger Sub” has the meaning set forth in the recitals of this Agreement.

“MIPA Assignment Agreement” means the assignment agreement pursuant to which Moriah Properties assigns to the Seller its interests in the GP LLC and its right to purchase the Interests in GP LLC under the MIPA in connection with the Consolidation.

“MIPA” has the meaning set forth in the recitals of this Agreement.

“MLP” has the meaning set forth in the recitals of this Agreement.

“MLP Agreement” means the Fifth Amended and Restated Agreement of Limited Partnership of the MLP, dated as of April 10, 2017, as amended or supplemented from time to time.

“Moriah Properties” has the meaning set forth in the recitals of this Agreement.

“Other Members” has the meaning set forth in the recitals of this Agreement.

“Partnership Entities” means the MLP, GP LLC and any Subsidiary of the MLP.

“Partnership Released Party” has the meaning specified in Section 8.16(b).

“Party” means individually each of the Company and the Seller and collectively the “Parties”; provided that (w), solely for purposes of Section 5.02, such terms shall include Moriah Properties and the Other Members, (x) solely for purposes of Section 6.01, Section 8.12 and Section 8.16, such terms shall include Moriah Properties, the Other Members, the MLP and GP LLC, (y) solely for purposes of Section 8.17, such terms shall include the MLP and GP LLC and (z) solely for purposes of Section 8.18, such terms shall include Moriah Properties.

“Permits” means any approvals, authorizations, consents, licenses, permits, variances, waivers, grants, franchises, concessions, exemptions, orders, registrations or certificates of a Governmental Entity.

“Permitted Liens” means (a) generally applicable restrictions on transfer that may be imposed by state or federal securities laws and (b) any Liens created by or approved by the Company.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization, association or other entity or a Governmental Entity.

“Proceedings” means all proceedings, actions, claims, suits, investigations and inquiries by or before any arbitrator or Governmental Entity.

“Purchase Price” has the meaning set forth in Section 2.01.

“Released Party” has the meaning set forth in Section 6.01(c).

“Seller” has the meaning set forth in the introductory paragraph of this Agreement.

“Seller Group” means Seller, Moriah Properties and the Other Members.

“Seller Indemnitee” has the meaning specified in Section 6.01(b).

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership, association or business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or Controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof and (ii) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of limited liability company, partnership or other similar ownership interests thereof with voting rights at the time owned or Controlled, directly or indirectly, by any Person or one or more Subsidiaries of that Person or a combination thereof. For purposes hereof, a Person or Persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association or other business entity (other than a corporation) if such Person or Persons shall be allocated a majority of limited liability company, partnership, association or other business entity gains or losses or shall be or Control, directly or indirectly, the manager, managing member, managing director (or a board comprised of any of the foregoing) or general partner of such limited liability company, partnership, association or other business entity.

“Tax” means all federal, state, county, local, foreign and other taxes, charges, fees, imposts, levies or other assessments of any kind whatsoever, including corporate franchise, income, sales, use ad valorem, receipts, value added, profits, license, withholding, payroll, employment, excise, premium, property, customers, net worth, capital gains, transfer, stamp, documentary, social security, environmental, alternative minimum, occupation, recapture and other taxes, and including all interest, penalties and additions imposed with respect to such amounts, and all amounts payable pursuant to any arrangement or agreement with respect to Tax.

“Tax Return” means any return, declaration, report, claim for refund, election, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Third Party Claim” has the meaning specified in Section 6.02(b).

ARTICLE II

GP INTEREST SALE

Section 2.01 GP Interest Sale. The Closing shall occur concurrently with the consummation of the Corporate Reorganization. On and subject to the terms and conditions hereof, at the Closing, Seller shall sell to the Company, and the Company shall purchase from the Seller, all the Interests in GP LLC, free and clear of all Liens (other than Permitted Liens), pursuant to an Assignment, and in exchange therefor, the Company shall pay to the Seller $3,000,000.00 in cash (the “Purchase Price”).

Section 2.02 Deliveries Upon the Closing.

(a) Deliveries of the Seller. At the Closing, Seller shall deliver, or cause to be delivered to the Company:

(i) an Assignment, duly executed by or on behalf of Seller;

(ii) a certificate of Seller’s non-foreign status complying with the provisions of Section 1446(f) of the Code and Treasury Regulations Section 1.1445-2(b) in a form reasonably acceptable to the Company;

(iii) a cross-receipt duly executed by Seller certifying that Seller has received in full from the Company the aggregate Purchase Price;

(iv) a certificate from Seller duly executed by an authorized officer of Seller, dated as of Closing, certifying on behalf of Seller that the conditions set forth in Section 2.04(e) and Section 2.04(f) have been satisfied.

(b) Deliveries of the Company. At the Closing, the Company shall deliver, or cause to be delivered to Seller:

(i) payment of the Purchase Price by Federal (same day) funds by wire transfer to an account at a bank designated by Seller at least three (3) Business Days prior to the Closing;

(ii) an Assignment, duly executed by or on behalf of the Company; and

(iii) a certificate from the Company duly executed by an authorized officer of the Company, dated as of Closing, certifying on behalf of the Company that the conditions set forth in Section 2.03(e) and Section 2.03(f) have been satisfied.

Section 2.03 Conditions of Seller’s Obligations at the Closing. The obligation of Seller to sell its Interest at the Closing is subject to the satisfaction (or waiver by Seller) on or prior to Closing Date of the following conditions:

(a) No Law, injunction, judgment or ruling has been enacted, promulgated, issued, entered, amended or enforced by any Governmental Entity or shall be in effect enjoining, restraining, preventing or prohibiting consummation of the transactions contemplated by this Agreement or the Merger Agreement or making the consummation of the transactions contemplated by this Agreement or the Merger Agreement illegal, and there shall not be pending any suit, action or proceeding by any Governmental Entity or other Person seeking to restrain, preclude, enjoin or prohibit the transactions contemplated by this Agreement or the Merger Agreement;

(b) all of the representations and warranties of the Company contained in this Agreement shall be true and correct as of the Effective Date and as of the Closing Date as though made on and as of the Closing Date as if such representations and warranties were made on and as of that date, in the case of the representations and warranties of the Company set forth in Section 3.01 and Section 3.02(a), in all respects, and in the case of all other representations and warranties of the Company, in all material respects;

(c) the transactions contemplated by the Merger Agreement shall close simultaneously with the closing of the transactions contemplated by this Agreement in accordance with the terms of the Merger Agreement;

(d) any consents required under the HSR Act with respect to the GP Interest Sale and the Corporate Reorganization shall have been obtained or the waiting periods thereunder shall have expired or otherwise been terminated;

(e) the Company shall have performed in all material respects all of the covenants required to be performed by the Company hereunder on or prior to the Closing Date; and

(f) the Company shall have delivered to the Seller the items and duly executed counterparts of the documents to be delivered by the Company pursuant to Section 2.02(b).

Section 2.04 Conditions of Company’s Obligations at the Closing. The obligation of the Company to consummate the transactions contemplated by this Agreement is subject to the satisfaction (or waiver by the Company) on or prior to Closing Date of the following conditions:

(a) No Law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Entity shall be in effect enjoining, restraining, preventing or prohibiting consummation of the transactions contemplated by this Agreement or the Merger Agreement or making the consummation of the transactions contemplated by this Agreement or the Merger Agreement illegal;

(b) all of the representations and warranties of the Seller contained in this Agreement shall be true and correct as of the Effective Date and as of the Closing Date as though made on and as of the Closing Date as if such representations and warranties were made on and as of that date in the case of the representations and warranties of the Seller set forth in Section 4.01 and Section 4.03(a), in all respects, and, in the case of all other representations and warranties of the Seller, in all material respects;

(c) the transactions contemplated by the Merger Agreement shall close simultaneously with the closing of the transactions contemplated by this Agreement in accordance with the terms of the Merger Agreement;

(d) all consents required under the HSR Act with respect to the GP Interest Sale and the Corporate Reorganization shall have been obtained or the waiting periods thereunder shall have expired or otherwise been terminated;

(e) the Seller shall have performed in all material respects all of the covenants required to be performed by the Seller hereunder on or prior to the Closing Date; and

(f) the Seller shall have delivered to the Company the items and duly executed counterparts of the documents to be delivered by the Seller pursuant to Section 2.02(a).

Section 2.05 Tax Treatment. For U.S. federal income and applicable state and local income tax purposes, the Parties shall treat the GP Interest Sale as a sale to the Company of the assets of GP LLC and, unless otherwise required by a “determination” within the meaning of Section 1313 of the Code, the Parties shall not take any U.S. federal, state or local income tax reporting position inconsistent with such treatment.

Section 2.06 Further Assurances. From time to time after the Effective Date, without further consideration, the Company and the Seller shall use their commercially reasonable efforts to take, or cause to be taken, all actions necessary or appropriate to consummate the transactions contemplated by this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES

RELATED TO THE COMPANY

As of the Effective Date and as of the Closing Date, the Company represents and warrants to the Seller:

Section 3.01 Existence.

(a) The Company has been duly organized and is validly existing as a corporation in good standing under the Laws of the jurisdiction of its organization, has the full corporate authority to own or lease its properties and assets, and is duly registered or qualified as a foreign corporation, as the case may be, for the transaction of business under the Laws of each jurisdiction in which the character of the business conducted by it or the nature or location of the properties owned or leased by it makes such registration or qualification necessary except where the failure to have such power or authority or qualification would not prevent the consummation of the transactions contemplated by this Agreement.

(b) The Company is not in default in the performance, observance or fulfillment of any provision of its certificate of incorporation or bylaws.

Section 3.02 No Conflicts. Assuming the accuracy of the representations of Moriah Properties in Section 8.18(a), the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby will not (a) assuming the authorizations, consents and approvals referred to in Section 5.04 of the Merger Agreement are obtained and the filings referred to in Section 5.04 of the Merger Agreement are made, conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute such a default) under, any Contract to which the Company is a party or by which the Company is bound or to which any of the property or assets of the Company is subject, (b) conflict with or result in any violation of the provisions of the organizational documents of the Company or (c) assuming the authorizations, consents and approvals referred to in Section 5.04 of the Merger Agreement are obtained and the filings referred to in Section 5.04 of the Merger Agreement are made, violate or will not violate any statute, Law, Permit or regulation of any court or Governmental Entity or body having jurisdiction over the Company or the property or assets of the Company, except in the case of clauses (a) and (c), for such conflicts, breaches, violations or defaults as would not prevent the consummation of the transactions contemplated by this Agreement.

Section 3.03 Authority; Enforceability. The Company has all necessary corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement. The execution, delivery and performance by the Company of this Agreement and the consummation by it of the transactions contemplated hereby have been duly and validly authorized by all necessary legal action on the part of the Company. This Agreement has been duly and validly authorized and has been validly executed and delivered by the Company and, assuming due authorization, execution and delivery of this Agreement by Seller, Moriah Properties and the Other Members, constitutes the legal, valid and binding obligation of the Company enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights and by general principles of equity.

Section 3.04 Approvals. Except for authorizations, consents and approvals referred to in Section 5.04 of the Merger Agreement and the filings referred to in Section 5.04 of the Merger Agreement, no authorization, consent, approval, waiver, license, qualification or written exemption from, nor any filing, declaration, qualification or registration with, any Governmental Entity or any other Person is required in connection with the execution, delivery or performance by the Company of this Agreement.

Section 3.05 Certain Fees. No fees or commissions are or will be payable by the Company, and, except to the extent engaged by Seller or its Affiliates, Seller shall not be subject to any liability or other obligation with respect to brokers, finders or investment bankers in connection with or relating to the consummation of the transactions contemplated by this Agreement.

Section 3.06 Financing. The Company or its Affiliates has, and at the Closing will have, available funds sufficient to pay the Purchase Price, and to pay all fees and expenses to be paid by the Company in connection with the transactions contemplated hereby.

Section 3.07 Limitation. THE COMPANY ACKNOWLEDGES THAT EXCEPT AS AND TO THE EXTENT EXPRESSLY SET FORTH IN ARTICLE IV OF THIS AGREEMENT OR IN THE CERTIFICATES OF SELLER TO BE DELIVERED PURSUANT TO SECTION 2.02(A)(II) AND SECTION 2.02(A)(IV), THERE ARE NO REPRESENTATIONS AND WARRANTIES, EXPRESS, STATUTORY OR IMPLIED, BY SELLER, ITS AFFILIATES AND THEIR RESPECTIVE REPRESENTATIVES AS TO THE INTERESTS OR THE PARTNERSHIP ENTITIES OR THEIR ASSETS, AND THE COMPANY HAS NOT RELIED UPON ANY ORAL OR WRITTEN INFORMATION PROVIDED BY OR ON BEHALF OF THE SELLER OR ITS AFFILIATES.

Section 3.08 Certain Disclaimers. EXCEPT AS AND TO THE EXTENT EXPRESSLY SET FORTH IN ARTICLE III OF THIS AGREEMENT OR IN THE CERTIFICATE OF THE COMPANY TO BE DELIVERED PURSUANT TO SECTION 2.02(B)(III), (A) THE COMPANY, ITS AFFILIATES AND THEIR RESPECTIVE REPRESENTATIVES MAKE NO REPRESENTATIONS OR WARRANTIES, EXPRESS, STATUTORY OR IMPLIED, AND (B) THE COMPANY, ON BEHALF OF ITSELF AND ITS AFFILIATES, EXPRESSLY DISCLAIMS ALL LIABILITY AND RESPONSIBILITY FOR ANY STATEMENT OR INFORMATION MADE OR COMMUNICATED (ORALLY OR IN WRITING) TO THE SELLER OR ANY OF ITS AFFILIATES, EMPLOYEES, AGENTS, CONSULTANTS OR REPRESENTATIVES (INCLUDING ANY OPINION, INFORMATION OR ADVICE THAT MAY HAVE BEEN PROVIDED TO THE SELLER BY THE COMPANY, ITS CURRENT AND FORMER AFFILIATES, OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES, AGENTS, ADVISORS OR OTHER REPRESENTATIVES).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLER

As of the Effective Date and as of the Closing Date, Seller represents and warrants to the Company as follows:

Section 4.01 Existence. Seller (i) is duly organized and validly existing and in good standing under the Laws of its state of formation and (ii) has all necessary power and authority to own properties and to conduct its business as currently conducted except where the failure to have such power or authority as would not prevent the consummation of the transactions contemplated by this Agreement.

Section 4.02 Authorization, Enforceability. Seller has all necessary limited liability company power and authority to execute and deliver this Agreement, the MIPA and the MIPA Assignment Agreement and to consummate the transactions contemplated by this Agreement and the Consolidation. The execution, delivery and performance by Seller of this Agreement, the MIPA and the MIPA Assignment Agreement and the consummation by it of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary legal action on the part of Seller. Each of this Agreement, the MIPA and the MIPA Assignment Agreement has been duly executed and delivered by Seller and, assuming due authorization, execution and delivery of this Agreement by the Company, GP LLC, Moriah Properties, the MLP and the Other Members with regards to this Agreement, and assuming the due authorization, execution and delivery of the MIPA by each party thereto other than Seller with regards to the MIPA, constitutes the legal, valid and binding obligation of Seller, except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws relating to or affecting creditors’ rights generally and by general principles of equity and except as the rights to indemnification may be limited by applicable Law (regardless of whether such enforceability is considered in a proceeding in equity or at law).

Section 4.03 No Conflicts. Assuming the accuracy of the representations of GP LLC and the MLP in Section 8.17(a), the execution, delivery and performance by Seller of this Agreement and the consummation by Seller of the transactions contemplated hereby will not (a) assuming the authorizations, consents and approvals referred to in Section 4.03 and 4.04 of the Merger Agreement are obtained and the filings referred to in Section 4.04 of the Merger Agreement are made, conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute such a default), under the LLC Agreement or any Contract to which Seller is a party or by which Seller is bound or to which any of the property or assets of Seller is subject, (b) conflict with or result in any violation of the provisions of the organizational documents of Seller or (c) assuming the authorizations, consents and approvals referred to in Section 4.03 and 4.04 of the Merger Agreement are obtained and the filings referred to in Section 4.04 of the Merger Agreement are made, violate or will not violate any statute, Law, Permit or regulation of any court or Governmental Entity or body having jurisdiction over Seller or the property or assets of Seller, except in the case of clauses (a) and (c), for such conflicts, breaches, violations or defaults as would not prevent the consummation of the transactions contemplated by this Agreement.

Section 4.04 Contributed Property. Immediately prior to Closing, after the consummation of the transactions contemplated by the MIPA, (a) Seller will own the Interests free and clear of any Liens (other than Permitted Liens) and (b) Seller will be the sole member of GP LLC. As of the Closing Date, after giving effect to the GP Interest Sale, the Company will own the Interests free and clear of any Liens (other than Permitted Liens) and will be the sole member of GP LLC.

Section 4.05 MIPA. The Seller has provided to the Company a true and correct copy of the MIPA.

Section 4.06 Financing. The Seller or its Affiliates has, and at the closing of the Consolidation the Seller will have, available funds sufficient to fund the Consolidation pursuant to the MIPA.

Section 4.07 Certain Fees. No fees or commissions are or will be payable by Seller to brokers, finders or investment bankers with respect to the purchase of any of the Interests or the consummation of the transactions contemplated by this Agreement, in each case, for which the Company may be liable.

Section 4.08 Limitation. THE SELLER ACKNOWLEDGES THAT EXCEPT AS AND TO THE EXTENT EXPRESSLY SET FORTH IN ARTICLE III OF THIS AGREEMENT OR IN THE CERTIFICATE OF THE COMPANY TO BE DELIVERED PURSUANT TO SECTION 2.02(B)(III), THERE ARE NO REPRESENTATIONS AND WARRANTIES, EXPRESS, STATUTORY OR IMPLIED, BY THE COMPANY, ITS AFFILIATES AND THEIR RESPECTIVE REPRESENTATIVES AS TO THE PARTNERSHIP ENTITIES OR THEIR ASSETS (OTHER THAN THOSE REPRESENTATIONS AND

WARRANTIES PURSUANT TO SECTION 8.18(A)), AND THE SELLER HAS NOT RELIED UPON ANY ORAL OR WRITTEN INFORMATION PROVIDED BY OR ON BEHALF OF THE COMPANY OR ITS AFFILIATES.

Section 4.09 Certain Disclaimers. EXCEPT AS AND TO THE EXTENT EXPRESSLY SET FORTH IN ARTICLE IV OF THIS AGREEMENT OR IN THE CERTIFICATES OF SELLER TO BE DELIVERED PURSUANT TO SECTION 2.02(A)(II) AND SECTION 2.02(A)(IV), (A) SELLER, ITS AFFILIATES AND THEIR RESPECTIVE REPRESENTATIVES MAKE NO REPRESENTATIONS OR WARRANTIES, EXPRESS, STATUTORY OR IMPLIED, AND (B) SELLER, ON BEHALF OF ITSELF AND ITS AFFILIATES, EXPRESSLY DISCLAIMS ALL LIABILITY AND RESPONSIBILITY FOR ANY STATEMENT OR INFORMATION MADE OR COMMUNICATED (ORALLY OR IN WRITING) TO THE COMPANY OR ANY OF ITS AFFILIATES, EMPLOYEES, AGENTS, CONSULTANTS OR REPRESENTATIVES (INCLUDING ANY OPINION, INFORMATION OR ADVICE THAT MAY HAVE BEEN PROVIDED TO THE COMPANY BY SELLER, ITS CURRENT AND FORMER AFFILIATES, OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, EMPLOYEES, AGENTS, ADVISORS OR OTHER REPRESENTATIVES).

ARTICLE V

COVENANTS

Section 5.01 Access. The Company and its Affiliates (including the Partnership Entities) shall make or cause to be made available to the Seller all books, records and documents of the Partnership Entities (and the assistance of employees responsible for such books, records and documents), for a purpose reasonably related to Seller’s business, upon reasonable written demand stating the purpose of such demand and notice during regular business hours, at Seller’s own expense, as may be reasonably necessary for (a) investigating, settling, preparing for the defense or prosecution of, defending or prosecuting any Proceeding (including relating to any Tax) relating to this Agreement or the transactions contemplated hereby or matters related to Taxes, (b) preparing reports to Governmental Entities, (c) the filing of all Tax Returns, the making of any election relating to Taxes and the preparation for any audit by any Tax authority, and (d) such other purposes for which access to such documents is determined by Seller to be reasonably necessary, including preparing and delivering any statement provided for under this Agreement or otherwise or the determination of any matter relating to the rights and obligations of Seller or any of its Affiliates under this Agreement, the LLC Agreement or the Merger Agreement; provided, however, that access to such books, records, documents and employees shall not unreasonably interfere with the normal operations of the Company or its Affiliates. The Company shall, and shall cause each Partnership Entity to, maintain and preserve all such Tax Returns, books, records and other documents for the greater of (A) one year after the Closing Date and (B) any applicable statutory or regulatory retention period, as the same may be extended and, in each case, shall offer to transfer such records to the Seller at the end of any such period. Notwithstanding any other provision of this Agreement, the Company may keep confidential from the Seller, for such period of time as the Seller deems reasonable, (i) any information that the Company reasonably believes to be in the nature of trade secrets or (ii) other information the disclosure of which the Company in good faith believes (A) is not in the best interests of the Company or the Partnership Entities, (B) could damage the Company or its business or (C) that the Company or any of the Partnership Entities is required by law or by agreement with any third party to keep confidential (other than agreements with Affiliates of the Company the primary purpose of which is to circumvent the obligations set forth in this Section 5.01).

Section 5.02 Voting Covenant. Seller and each of the Other Members shall (and shall cause their Affiliates to) (a) vote (including, without limitation, if applicable, through the execution of one or more written consents if the Seller and each of the Other Members or their Affiliates, as equityholders of the MLP, are requested to vote through the execution of an action by written consent in lieu of any such annual or special meeting of the equityholders of the MLP) at each meeting of the equityholders of the MLP of which Seller and the Other Members have due notice (including without limitation at any adjournments or postponements thereof) as may be required so that all of the Equity Securities in the MLP held, directly or indirectly, by them and/or by any of their Affiliates, are voted in the same manner (“for,” “against,” “withheld,” “abstain” or otherwise) as recommended by the Board with respect to the Corporate Reorganization as contemplated in the Merger Agreement (including without limitation with respect to director elections); and (b) be present, in person or by proxy, at all meetings of the equityholders of the MLP of which Seller and the Other Members have due notice so that all of the Equity Securities held by them in the MLP, directly or indirectly, by them and/or by any of their Affiliates, from time to time may be counted for the purposes of determining the presence of a quorum with respect to the Corporate Reorganization and voted in accordance with Section 5.02(a) at such meetings (including without limitation at any adjournments or postponements thereof).

Section 5.03 Public Announcements; Confidentiality. Seller shall be given a reasonable opportunity to review and comment on the portion of the initial press release concerning the execution of this Agreement, and the Company shall consider any such comments in good faith. Thereafter, no Party shall make any press release or other public announcement which specifically mentions the other Party without the prior written consent of the other Party (which consent may be via email and shall not be unreasonably withheld, conditioned or delayed); provided, however, that the foregoing shall not restrict disclosures (i) to the extent required (upon advice of counsel) by applicable securities or other Laws or the applicable rules of any stock exchange having jurisdiction over the Parties or their respective Affiliates, (ii) of the terms of this Agreement by any Seller to its Affiliates or (iii) to the extent such Party has been given a reasonable opportunity to review such disclosure prior to its release and no objection is raised. Seller shall be given a reasonable opportunity to review and comment on any portion of any Form 8-K, proxy statement or other public statements and any amendments or supplements thereof that specifically references Seller, its Affiliates or the GP Interest Sale (other than references to the GP Interest Sale that have been previously approved by Seller) and the Company shall consider any such comments in good faith.

ARTICLE VI

INDEMNIFICATION, COSTS AND EXPENSES

Section 6.01 Indemnification.

(a) From and after the Closing, Seller shall indemnify, defend and hold harmless the Company and its officers, managers, advisors, subadvisors, directors, employees, Affiliates, members, partners, equityholders, and agents, and the successors to and permitted assigns of the foregoing (and their respective officers, managers, directors, employees, Affiliates, members, partners, equityholders, agents and successors and permitted assigns) (collectively, the “Company Indemnitees”) from and against any and all Damages incurred or suffered by any of the Company Indemnitees:

(i) as a result of or arising out of a breach of any representation or warranty made by Seller in Article IV or Moriah Properties in Section 8.18(a); or

(ii) as a result of or arising out of the breach of any covenant or agreement made or to be performed by Seller or Moriah Properties pursuant to this Agreement.

EVEN IF SUCH DAMAGES ARE CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER SOLE, JOINT OR CONCURRENT), STRICT LIABILITY OR OTHER LEGAL FAULT OF THE COMPANY INDEMNITEES.

(b) From and after the Closing, the Company shall indemnify, defend and hold harmless Seller and the Other Members and their respective officers, managers, advisors, subadvisors, directors, employees, Affiliates, members, partners, equityholders, and agents, and the successors to and permitted assigns of the foregoing (and their respective officers, managers, directors, employees, Affiliates, members, partners, equityholders, agents and successors and permitted assigns) (collectively, the “Seller Indemnitees”) from and against any and all Damages incurred or suffered by any of the Seller Indemnitees:

(i) as a result of or arising out of a breach of any representation or warranty made by the Company in Article IV or the MLP or GP LLC in Section 8.17(a);

(ii) as a result of or arising out of the breach of any covenant or agreement made or to be performed by the Company, GP LLC or the MLP pursuant to this Agreement; or

(iii) relating to the release in Section 8.16(a).

EVEN IF SUCH DAMAGES ARE CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER SOLE, JOINT OR CONCURRENT), STRICT LIABILITY OR OTHER LEGAL FAULT OF THE SELLER INDEMNITEES.

(c) EXCEPT FOR THE REMEDIES CONTAINED IN SECTION 8.15, SECTION 8.17 AND CAUSES OF ACTION BASED UPON INTENTIONAL FRAUD OR AN INTENTIONAL MISREPRESENTATION HEREUNDER, FOLLOWING THE CLOSING, THIS SECTION 6.01 CONTAINS THE PARTIES’ EXCLUSIVE REMEDIES AGAINST EACH OTHER WITH RESPECT TO BREACHES OF THE REPRESENTATIONS, WARRANTIES, COVENANTS AND AGREEMENTS OF THE PARTIES IN THIS AGREEMENT, AND THE AFFIRMATIONS OF SUCH REPRESENTATIONS, WARRANTIES, COVENANTS AND AGREEMENTS CONTAINED IN THE CERTIFICATE DELIVERED BY EACH PARTY AT CLOSING PURSUANT TO SECTION 2.02(A)(IV) AND SECTION 2.02(B)(III), AS APPLICABLE. EXCEPT FOR THE REMEDIES CONTAINED IN THIS SECTION 6.01, SECTION 8.15, SECTION 8.17 AND CAUSES OF ACTION BASED ON INTENTIONAL FRAUD OR INTENTIONAL MISREPRESENTATION, EFFECTIVE AS OF THE CLOSING, THE COMPANY, ON BEHALF OF ITSELF AND THE PARTNERSHIP ENTITIES, RELEASES, REMISES, ACQUITS AND FOREVER DISCHARGES EACH OF SELLER, MORIAH PROPERTIES AND THE OTHER MEMBERS AND THEIR RESPECTIVE AFFILIATES, EACH OF THE PRESENT AND FORMER PARTNERS, MEMBERS, EQUITYHOLDERS, OFFICERS, DIRECTORS, MANAGERS, EMPLOYEES, AGENTS, ADVISORS AND REPRESENTATIVES OF ANY OF THE FOREGOING, AND EACH OF THEIR RESPECTIVE HEIRS, EXECUTORS, ADMINISTRATORS, SUCCESSORS AND ASSIGNS (COLLECTIVELY, THE “RELEASED PARTIES”), FROM ANY AND ALL PROCEEDINGS, SUITS, LEGAL OR ADMINISTRATIVE ACTIONS, CLAIMS, DEMANDS, DAMAGES, LOSSES, COSTS, LIABILITIES, OBLIGATIONS, INTEREST, OR CAUSES OF ACTION WHATSOEVER, WHETHER KNOWN OR UNKNOWN, BOTH IN LAW OR IN EQUITY, WHETHER IN CONTRACT, TORT OR OTHERWISE, WHICH SUCH PERSONS MIGHT NOW OR SUBSEQUENTLY MAY HAVE, BASED ON, RELATING TO OR ARISING OUT OF THIS AGREEMENT, THE LLC AGREEMENT AMENDMENT, THE MERGER AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN, OR THE NEGOTIATION, APPROVAL OR CONSUMMATION OF ANY OF THE FOREGOING, EVEN IF CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER SOLE, JOINT OR CONCURRENT), STRICT LIABILITY OR OTHER LEGAL FAULT OF ANY RELEASED PERSON; PROVIDED, HOWEVER, THAT THE COMPANY, GP LLC AND MLP AND THE PARTNERSHIP ENTITIES DO NOT RELEASE (X) ANY ADVISOR OF A PARTNERSHIP ENTITY FOR ANY CLAIMS OF SUCH PARTNERSHIP ENTITY AGAINST SUCH ADVISOR SOLELY IN ITS CAPACITY AS AN ADVISOR TO SUCH PARTNERSHIP ENTITY OR (Y) ANY OF THE PARTIES TO THIS AGREEMENT FOR BREACHES OF THE EXPRESS TERMS OF THIS AGREEMENT BY SUCH PARTY. FOR THE AVOIDANCE OF DOUBT AND NOTWITHSTANDING THE FOREGOING, THE COMPANY, GP LLC AND MLP AND THE PARTNERSHIP ENTITIES DO NOT RELEASE ANY RELEASED PARTY FOR ANY CLAIMS AGAINST SUCH RELEASED PARTY IN SUCH RELEASED PARTY’S CAPACITY AS A DIRECTOR OR OFFICER OF THE COMPANY OR ANY OF THE PARTNERSHIP ENTITIES; PROVIDED THAT THE FOREGOING SHALL NOT LIMIT ANY

EXCULPATION FROM LIABILITY, RIGHTS TO INDEMNITY OR OTHER LIMITATIONS ON LIABILITIES OR DUTIES ANY RELEASED PARTY MAY HAVE (WHETHER IN SUCH RELEASED PARTY’S CAPACITY AS A DIRECTOR OR OFFICER OF THE COMPANY OR PARTNERSHIP ENTITIES OR OTHERWISE).

(d) The indemnity of each Party provided in this Section 6.01 shall be for the benefit of and extend to each Person included in the Seller Group, the Other Members, the Company and the Partnership Entities, as applicable; provided, however, that any claim for indemnity under this Section 6.01 by any such Person must be brought and administered by a Party to this Agreement. No Indemnified Party (including any Person within the Seller Group, the Other Members and the Company and the Partnership Entities) other than Seller, the Other Members and the Company shall have any rights against either the Seller, the Other Members or the Company under the terms of this Section 6.01 except as may be exercised on its behalf by the Company, the Other Members or the Seller, as applicable, pursuant to this Section 6.01(d). Each of the Seller, the Other Members and the Company, as applicable, may elect to exercise or not exercise indemnification rights under this Article VI on behalf of the other Indemnified Parties affiliated with it in its sole discretion and shall have no liability to any such other Indemnified Party for any action or inaction under this Article VI.

Section 6.02 Indemnification Procedure.

(a) A claim for indemnification not based upon a Third Party Claim (as defined below) may be asserted by written notice from the Party that may be entitled to indemnification pursuant to this Article VI (the “Indemnified Party”) to the Party that may be obligated to provide indemnification pursuant to this Article VI (the “Indemnifying Party”); provided, however, that failure to so notify the Indemnifying Party shall not release, waive or otherwise affect the Indemnifying Party’s obligations with respect thereto, except to the extent that the Indemnifying Party can demonstrate actual loss and material prejudice as a result of such failure. Any notice of claim under this Section 6.02 shall be in writing and state in reasonable detail the basis of the claim for indemnification (the “Claim Notice”). In the case of a claim for indemnification not based upon a Third Party Claim, the Indemnifying Person shall have 30 days from its receipt of the Claim Notice to (i) cure the Damages complained of, (ii) admit its obligation to provide indemnification with respect to such Damages or (iii) dispute the claim for such indemnification. If the Indemnifying Party does not notify the Indemnified Party within such 30-day period that it has cured the Damages or that it disputes the claim for such indemnification, the Indemnifying Party shall be conclusively deemed obligated to provide such indemnification hereunder.

(b) If any legal proceedings shall be instituted or any claim or demand shall be asserted by any third party in respect of which indemnification may be sought under Section 6.01 (a “Third Party Claim”), the Indemnified Party shall, promptly after the Indemnified Party has actual knowledge of the Third Party Claim, give its Claim Notice of the assertion of the Third Party Claim to the Indemnifying Party; provided, however, that failure of the Indemnified Party to so notify the Indemnifying Party shall not release, waive or otherwise affect the Indemnifying Party’s obligations with respect thereto, except to the extent such failure materially prejudices the Indemnifying Person’s ability to defend against such Third Party Claim.

(c) Subject to the provisions of this Section 6.02, in the case of a claim for indemnification based upon a Third Party Claim, the Indemnifying Party shall have the right, at its sole expense, to be represented by counsel of its choice, which must be reasonably satisfactory to the Indemnified Party, and to defend against, negotiate, settle or otherwise deal with any Third Party Claim which relates to any losses indemnified against by it hereunder; provided, that, in order to defend against, negotiate, settle or otherwise deal with any such Third Party Claim, the Indemnifying Party must first acknowledge in writing to the Indemnified Party its unqualified obligation to indemnify the Indemnified Party as provided hereunder and provide to the Indemnified Party reasonable evidence that the Indemnifying Party has reasonably sufficient financial resources to enable it to fulfill its obligations under this Article VI. Notwithstanding the preceding sentence, the Indemnifying Party shall not have the right to defend against, negotiate, settle, or otherwise deal with any Third Party Claim (i) if the Third Party Claim is not solely for monetary damages (except where any non-monetary relief being sought is merely incidental to a primary claim for monetary damages), (ii) if the Third Party Claim involves criminal allegations, or (iii) if the Indemnifying Party fails to prosecute or defend, actively and diligently, the Third Party Claim. If the Indemnifying Party elects to defend against, negotiate, settle or otherwise deal with any Third Party Claim, it shall within fifteen (15) days of the Indemnified Party’s written notice of the assertion of such Third Party Claim (or sooner if the nature of the Third Party Claim so requires) notify the Indemnified Party of its intent to do so; provided, that, the Indemnifying Party must conduct its defense of the Third Party Claim actively and diligently thereafter in order to preserve its rights in this regard. If the Indemnifying Party elects not to defend against, negotiate, settle, or otherwise deal with any Third Party Claim, fails to notify the Indemnified Party of its election as herein provided or contests its obligation to indemnify the Indemnified Party for losses relating to such Third Party Claim under this Agreement, the Indemnified Party may defend against the Third Party Claim (at the sole cost and expense of the Indemnifying Party, if the Indemnified Party is entitled to indemnification hereunder), with counsel of the Indemnified Party’s choosing, subject to the right of the Indemnifying Party to admit its obligation and assume the defense of the Third Party Claim at any time prior to settlement or final determination thereof. If the Indemnifying Party has not yet admitted its obligation to provide indemnification with respect to a Third Party Claim, the Indemnified Party shall send written notice to the Indemnifying Party of any proposed settlement and the Indemnifying Party shall have the option for 10 days following receipt of such notice to (i) admit in writing its obligation to provide indemnification with respect to the Third Party Claim and (ii) if its obligation is so admitted, reject, in its reasonable judgment, the proposed settlement. If the Indemnified Party settles any Third Party Claim over the objection of the Indemnifying Party after the Indemnifying Party has timely admitted its obligation in writing and assumed the defense of a Third Party Claim, the Indemnified Party shall be deemed to have waived any right to indemnity therefor. If the Indemnified Party controls the defense of any Third Party Claim, then the Indemnifying Party shall reimburse the Indemnified Party for the expenses of defending such Third Party Claim upon submission of periodic bills, which reimbursement shall be made within thirty (30) days of the applicable submission.

(d) If the Indemnifying Party shall assume the defense of any Third Party Claim, the Indemnified Party may participate, at his, her or its own expense (except that fees and disbursements of counsel to Seller shall be borne by the Company), in the defense of such Third Party Claim; provided, further, that such Indemnified Party shall be entitled to participate in any such defense with separate counsel at the expense of the Indemnifying Party if (A) so requested by the Indemnifying Party to participate or (B) in the reasonable opinion of counsel to the Indemnified Party a conflict or potential conflict exists between the Indemnified Party and the Indemnifying Party that would make such separate representation advisable; provided, further, that the Indemnifying Party shall not be required to pay for more than one such counsel (plus any appropriate local counsel) for all Indemnified Parties in connection with any single Third Party Claim. Each Party hereto shall provide reasonable access to each other Party to such documents and information as may reasonably be requested in connection with the defense, negotiation or settlement of any Third Party Claim. Notwithstanding anything in this Section 6.02 to the contrary, the Indemnifying Party shall not enter into any settlement of any Third Party Claim or consent to the entry of any judgment with respect thereto without the written consent of the Indemnified Party if such settlement or judgment (1) would create any liability of the Indemnified Party for which the Indemnified Party is not entitled to indemnification hereunder, (2) would provide for any injunctive relief or other non-monetary obligation affecting the Indemnified Party, or (3) does not result in a final and unconditional release of the Indemnified Party from all liability in respect of the Third Party Claim (including, in the case of a settlement, an unconditional written release of the Indemnified Party).

(e) After any final decision, judgment or award shall have been rendered by a Governmental Entity of competent jurisdiction and the expiration of the time in which to appeal therefrom, or a settlement shall have been consummated, or the Indemnified Party and the Indemnifying Party shall have arrived at a mutually binding agreement, in each case with respect to a Third Party Claim, the Indemnified Party shall forward to the Indemnifying Party notice of any sums due and owing by the Indemnifying Party pursuant to this Agreement with respect to such matter and the Indemnifying Party shall pay all of such remaining sums so due and owing to the Indemnified Party by wire transfer of immediately available funds within five (5) Business Days after the date of such notice.

Section 6.03 Limitation on Liability.

(a) NOTWITHSTANDING ANYTHING TO THE CONTRARY, SELLER AND MORIAH PROPERTIES SHALL HAVE NO LIABILITY IN THE AGGREGATE TO ANY INDEMNIFIED PARTY FOR ANY DAMAGES ARISING FROM OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREIN IN EXCESS OF THE PURCHASE PRICE.

(b) NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS ARTICLE VI OR ANY OTHER PROVISION OF THIS AGREEMENT, IN NO EVENT SHALL SELLER, MORIAH PROPERTIES OR THE COMPANY HAVE ANY LIABILITY OR INDEMNIFICATION OBLIGATION TO ANY OTHER PERSON FOR PUNITIVE, SPECIAL, INDIRECT, LOSS OF PROFIT, PENALTY OR OTHER INDIRECT OR UNFORESEEN DAMAGES, WHETHER IN LAW OR EQUITY, ARISING FROM THE PERFORMANCE OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY; PROVIDED THAT THIS SECTION 6.03 SHALL NOT LIMIT THE RIGHT OF AN INDEMNIFIED PARTY TO RECOVER ANY SUCH DAMAGES TO THE EXTENT A COMPONENT OF ANY THIRD PARTY CLAIM.

Section 6.04 Survival. All representations and warranties set forth in Article III and Article IV shall survive the execution and delivery of this Agreement and the consummation of the Closing for a period equal to the statute of limitations applicable to breach of contract under Delaware law. All covenants contemplated herein to be performed at or prior to the Closing shall survive the Closing until fully performed or expressly  waived.

ARTICLE VII

TERMINATION

Section 7.01 Termination. This Agreement may be terminated at any time prior to the Closing Date by either the Seller or the Company, in each case, if the Merger Agreement shall have been validly terminated in accordance with its terms.

Section 7.02 Notice of Termination. The Seller may exercise its right to terminate this Agreement pursuant to Section 7.01 by giving written notice thereof from time to time to the Company. The Company may exercise its right to terminate this Agreement pursuant to Section 7.01 by giving written notice thereof from time to time to the Seller.

Section 7.03 Effect of Termination. If a termination of this Agreement pursuant to the provisions of this Article VII occurs, this Agreement shall become void and have no effect, and there shall be no further liability on the part of Seller or the Company to any Person in respect hereof, except under the provisions of Section 6.03, this Section 7.03 and Article VIII (including Section 8.01(a) and Section 8.17(c)); provided, however, that no such termination shall relieve any Party of any liability resulting from any Willful Breach of this Agreement by such Party prior to the time of such termination. For purposes of this Section 7.03, “Willful Breach” shall mean a material breach that is a consequence of an act or a failure to take such act by the breaching Party with the knowledge that the taking of such act (or the failure to take such act) would cause a material breach of this Agreement.

ARTICLE VIII

MISCELLANEOUS

Section 8.01 Expenses.

(a) All costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such costs and expenses, except (i) the Company shall reimburse Seller for all reasonable and documented fees and disbursements of counsel with respect to the Corporate Reorganization, this Agreement, the Merger Agreement, the MIPA, the Consolidation, the LLC Agreement Amendment, and (ii) the Company shall reimburse Seller for $100,000 in advisory fees.

(b) All transfer, documentary, sales, use, stamp, registration and other similar Taxes, and all conveyance fees and recording charges, in each case incurred by reason of the GP Interest Sale shall be borne by the Company when due, and the Party responsible by applicable Law for filing any Tax Returns with respect to such Taxes shall timely file all such necessary Tax Returns and other documentation with respect to all such Taxes, and, if required by applicable Law, the other Party or Parties shall, and shall cause its Affiliates to, join in the execution of any such Tax Returns and other documentation.

Section 8.02 Interpretation. The provision of a table of contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to Exhibits, Appendices, Articles, Sections, subsections, clauses and other subdivisions refer to the corresponding Exhibits, Appendices, Articles, Sections, subsections, clauses and other subdivisions of or to this Agreement unless expressly provided otherwise. The words “this Agreement,” “herein,” “hereby,” “hereunder” and “hereof,” and words of similar import, refer to this Agreement as a whole and not to any particular Article, Section, subsection, clause or other subdivision unless expressly so limited. The words “this Article,” “this Section,” “this subsection,” “this clause,” and words of similar import, refer only to the Article, Section, subsection and clause hereof in which such words occur. The word “including” (in its various forms) means “including without limitation.” All references to “$” or “dollars” shall be deemed references to the lawful currency of the United States of America. Each accounting term not defined herein will have the meaning given to it under GAAP as interpreted as of the date of this Agreement. Unless expressly provided to the contrary, the word “or” is not exclusive. Pronouns in masculine, feminine or neuter genders shall be construed to state and include any other gender, and words, terms and titles (including terms defined herein) in the singular form shall be construed to include the plural and vice versa, unless the context otherwise requires. Appendices and Exhibits referred to herein are attached to and by this reference incorporated herein for all purposes. Reference herein to any federal, state, local or foreign Law shall be deemed to also refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. The words “day” or “days” shall mean calendar day, unless denoted as a Business Day. The words “will” and “will not” are expressions of command and not merely expressions of future intent or expectation. When used in this Agreement, the word “either” shall be deemed to mean “one or the other”, not “both”. Unless otherwise noted, references herein to a “party” are references to the applicable party to this  Agreement.

Section 8.03 Amendments and Waivers.

(a) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing, expressly identified as an amendment or waiver and is signed by each of the Parties. For the purposes of clarity, no signature or consent of any third-party beneficiary to any provision of Article VI shall be required in order to amend or waive any provision of Article VI. The Company agrees not to amend or waive any provision of the Merger Agreement in a manner that would materially and adversely affect the rights of the Seller or its Affiliates under this Agreement or amend or waive Section 6.04 (Indemnification and Insurance), Section 8.02 (Effect of Termination) or Section 9.12 (No Recourse) without the prior written consent of Seller.

(b) No failure or delay by any Party in exercising any right, power or privilege hereunder will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided will be cumulative and not exclusive of any rights or remedies hereunder, or at law or in equity; accordingly, no exercise of any right or remedy shall be construed as an election of remedies by any Party.

Section 8.04 Conspicuous. THE PARTIES AGREE THAT, TO THE EXTENT REQUIRED BY APPLICABLE LAW TO BE EFFECTIVE, THE PROVISIONS IN THIS AGREEMENT IN ALL UPPERCASE TYPE OR BOLD-TYPE FONT ARE “CONSPICUOUS” FOR THE PURPOSE OF ANY APPLICABLE LAW.

Section 8.05 Communications. All notices and other communications hereunder shall be in writing and shall be given by registered or certified mail, return receipt requested, telecopy, air courier guaranteeing overnight delivery or personal delivery to the following addresses:

(a) If to Seller:

Lion GP Interests, LLC

c/o Moriah Properties, Ltd.

303 W. Wall Street, Suite 2400

Midland, Texas 79701

Attention:    Terry Creech

                      Tyler Harris

Email:          terry@moriahgroup.net

                      tharris@moriahgroup.net

with a copy to (which shall not constitute notice):

Baker Botts L.L.P.

910 Louisiana Street

Houston, Texas 77002

Attention:     Joshua Davidson

                     Travis J. Wofford

Email:           joshua.davidson@bakerbotts.com

                       travis.wofford@bakerbotts.com

(b) If to the Company, MLP or GP LLC:

Legacy Reserves Inc.

303 W. Wall Street, Suite 1800

Midland, Texas 79701

Attention:    Bert Ferrara

                    Email: bferrara@legacylp.com

with a copy to (which shall not constitute notice):

Kirkland & Ellis LLP

609 Main Street

Houston, Texas 77002

Attention:    Matthew R. Pacey, P.C.

                    Michael P. Fisherman

Email:         matt.pacey@kirkland.com

                     michael.fisherman@kirkland.com

and

Kyle Vann, Chairman of the Conflicts Committee

c/o Legacy Reserves Inc.

303 W. Wall Street, Suite 1800

Midland, Texas 79701

Email:          vannk@swbell.net

and

Richards, Layton & Finger, P.A.

One Rodney Square

920 N. King St.

Wilmington, Delaware 19801

Attention:        Srinivas M. Raju

                         Kenneth E. Jackman

Email:             raju@rlf.com

                         jackman@rlf.com

or to such other address as the Parties hereto may designate in writing. All notices and communications shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; upon actual receipt if sent by certified or registered mail, return receipt requested, or regular mail, if mailed; upon actual receipt of the overnight courier copy, if sent via facsimile; and upon actual receipt when delivered to an air courier guaranteeing overnight delivery.

Section 8.06 Entire Understanding. This Agreement, the LLC Agreement Amendment, the Assignment and any certificates delivered by any Party pursuant to this Agreement are intended by the Parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the Parties hereto in respect of the subject matter contained herein. This Agreement supersedes all prior agreements and understandings between the Parties with respect to such subject matter.

Section 8.07 Governing Law; Submission to Jurisdiction. This Agreement, and all claims or causes of action (whether in contract, tort, equity or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement), will be construed in accordance with and governed by the laws of the State of Delaware without regard to principles of conflicts of laws. Each of the Parties agrees (a) that this Agreement involves at least $100,000.00, and (b) that this Agreement has been entered into by the Parties hereto in express reliance upon 6 Del. C. § 2708. Each of the Parties hereby irrevocably and unconditionally agrees (a) to be subject to the jurisdiction of the courts of the State of Delaware and of the federal courts sitting in the State of Delaware, and (b) that service of process may, to the fullest extent permitted by law, be made on such Party by prepaid certified mail in accordance with Section 8.05 with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service, and that service made pursuant to this clause (b) shall, to the fullest extent permitted by law, have the same legal force and effect as if served upon such Party personally within the State of Delaware. Any action against any Party relating to the foregoing shall be brought exclusively in the Delaware Court of Chancery (or, solely if the Delaware Court of Chancery declines to accept jurisdiction over any action, in the Superior Court of the State of Delaware (Complex Commercial Division) or, if the subject matter jurisdiction over the action is vested exclusively in the federal courts of the United States of America, in the United States District Court for the District of Delaware), and any appellate courts of any thereof. The Parties hereby irrevocably waive, to the fullest extent permitted by applicable Law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the Parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

Section 8.08 Waiver of Jury Trial. THE PARTIES TO THIS AGREEMENT EACH HEREBY WAIVES, AND AGREES TO CAUSE ITS AFFILIATES TO WAIVE, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY CLAIM, DEMAND, ACTION OR CAUSE OF ACTION (A) ARISING UNDER THIS AGREEMENT OR (B) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES HERETO IN RESPECT OF THIS AGREEMENT OR ANY OF THE TRANSACTIONS RELATED HERETO, IN EACH CASE WHETHER NOW EXISTING OR

HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY OR OTHERWISE. THE PARTIES TO THIS AGREEMENT EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES TO THIS AGREEMENT MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY.

Section 8.09 Execution in Counterparts. This Agreement may be executed in any number of counterparts and by different Parties hereto in separate counterparts, each of which counterparts, when so executed and delivered, shall be deemed to be an original and all of which counterparts, taken together, shall constitute but one and the same agreement.

Section 8.10 Successors and Assigns. The provisions of this Agreement will be binding upon and inure to the benefit of the Parties and their respective permitted successors and assigns. No Party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement (including any transfer by way of merger or operation of law) without the consent of each other Party, and any such purported assignment in violation of this Section 8.10 shall be void ab initio. Notwithstanding the foregoing, any valid transfer of Interests or Seller’s rights prior to the Closing shall be made expressly subject to the terms of this Agreement, and Seller shall assign its rights and obligations under this Agreement to any such transferee with respect to such transferred Interests and Seller shall cause a transferee to execute a joinder to this Agreement pursuant to which it shall agree to be bound by this Agreement as Seller. Except as expressly provided in this Agreement, this Agreement shall not be construed so as to confer any right or benefit upon any Person other than the Parties to this Agreement and their respective successors and permitted assigns.

Section 8.11 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but, if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law, such invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction in such manner as will effect as nearly as lawfully possible the purposes and intent of such invalid, illegal or unenforceable provision.

Section 8.12 No Recourse. NOTWITHSTANDING ANYTHING THAT MAY BE EXPRESSED OR IMPLIED IN THIS AGREEMENT OR ANY DOCUMENT, AGREEMENT, OR INSTRUMENT DELIVERED CONTEMPORANEOUSLY HEREWITH, AND NOTWITHSTANDING THE FACT THAT ANY PARTY MAY BE A PARTNERSHIP OR LIMITED LIABILITY COMPANY, EACH PARTY HERETO, BY ITS ACCEPTANCE OF THE BENEFITS OF THIS AGREEMENT, COVENANTS, AGREES AND ACKNOWLEDGES THAT NO PERSONS OTHER THAN THE PARTIES TO THIS AGREEMENT (AND THEIR RESPECTIVE SUCCESSORS AND ASSIGNS) SHALL HAVE ANY OBLIGATION HEREUNDER AND THAT IT HAS NO RIGHTS OF RECOVERY HEREUNDER AGAINST, AND NO RECOURSE HEREUNDER OR UNDER ANY DOCUMENTS, AGREEMENTS, OR INSTRUMENTS DELIVERED CONTEMPORANEOUSLY HEREWITH OR IN RESPECT OF ANY ORAL REPRESENTATIONS MADE OR ALLEGED TO BE MADE IN CONNECTION HEREWITH OR THEREWITH SHALL BE HAD AGAINST, (A) ANY FORMER, CURRENT OR FUTURE DIRECTOR, OFFICER, AGENT, AFFILIATE, MANAGER, ADVISOR, SUBADVISOR, ASSIGNEE, INCORPORATOR, CONTROLLING PERSON, FIDUCIARY, REPRESENTATIVE OR EMPLOYEE OF ANY PARTY (OR ANY OF THEIR SUCCESSORS OR PERMITTED ASSIGNEES), (B) ANY FORMER, CURRENT, OR FUTURE GENERAL OR LIMITED PARTNER, MANAGER, STOCKHOLDER OR MEMBER OF ANY PARTY (OR ANY OF THEIR SUCCESSORS OR PERMITTED ASSIGNEES) OR (C) ANY AFFILIATE THEREOF OR AGAINST ANY FORMER, CURRENT OR FUTURE DIRECTOR, OFFICER, AGENT, EMPLOYEE, AFFILIATE, MANAGER, ADVISOR, SUBADVISOR, ASSIGNEE, INCORPORATOR, CONTROLLING PERSON, FIDUCIARY, REPRESENTATIVE, GENERAL OR LIMITED PARTNER, STOCKHOLDER, MANAGER OR

MEMBER OF ANY OF THE FOREGOING, OR IN EACH CASE, ANY FINANCING SOURCES OF ANY OF THE FOREGOING, BUT IN EACH CASE NOT INCLUDING THE PARTIES TO THIS AGREEMENT (AND THEIR RESPECTIVE SUCCESSORS AND ASSIGNS), WHETHER BY OR THROUGH ATTEMPTED PIERCING OF THE CORPORATE VEIL, BY OR THROUGH A CLAIM (WHETHER IN TORT, CONTRACT OR OTHERWISE) BY OR ON BEHALF OF SUCH PARTY AGAINST SUCH PERSONS AND ENTITIES, BY THE ENFORCEMENT OF ANY ASSESSMENT OR BY ANY LEGAL OR EQUITABLE PROCEEDING, OR BY VIRTUE OF ANY STATUTE, REGULATION OR OTHER APPLICABLE LAW, OR OTHERWISE; IT BEING EXPRESSLY AGREED AND ACKNOWLEDGED THAT NO PERSONAL LIABILITY WHATSOEVER SHALL ATTACH TO, BE IMPOSED ON, OR OTHERWISE BE INCURRED BY ANY SUCH PERSONS, AS SUCH, FOR ANY OBLIGATIONS OF THE APPLICABLE PARTY UNDER THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, UNDER ANY DOCUMENTS OR INSTRUMENTS DELIVERED CONTEMPORANEOUSLY HEREWITH, OR IN CONNECTION OR CONTEMPLATION HEREOF, IN RESPECT OF ANY ORAL REPRESENTATIONS MADE OR ALLEGED TO BE MADE IN CONNECTION HEREWITH OR THEREWITH, OR FOR ANY CLAIM (WHETHER IN TORT, CONTRACT OR OTHERWISE) BASED ON, IN RESPECT OF, OR BY REASON OF, SUCH OBLIGATIONS OR THEIR CREATION; PROVIDED, HOWEVER, THAT NOTHING IN THIS SECTION 8.12 SHALL LIMIT ANY LIABILITY OF THE PARTIES TO THIS AGREEMENT FOR BREACHES OF THE TERMS AND CONDITIONS OF THIS AGREEMENT OR THE MERGER AGREEMENT.

Section 8.13 Creditors. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company or by any creditors of Affiliates of the Company.

Section 8.14 Time is of the Essence. This Agreement contains a number of dates and times by which performance or the exercise of rights is due, and the Parties intend that each and every such date and time be the firm and final date and time, as agreed. For this reason, each Party hereby waives and relinquishes any right it might otherwise have to challenge its failure to meet any performance or rights election date applicable to it on the basis that its late action constitutes substantial performance, to require the other Party to show prejudice, or on any equitable grounds. Without limiting the foregoing, time is of the essence in the performance of all obligations under this Agreement. If the date specified in this Agreement for giving any notice or taking any action is not a Business Day (or if the period during which any notice is required to be given or any action taken expires on a date that is not a Business Day), then the date for giving such notice or taking such action (and the expiration date of such period during which notice is required to be given or action taken) shall be the next day that is a Business Day.

Section 8.15 Specific Performance. The Parties agree that irreparable damage would occur and that the Parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and it is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, in accordance with this Section 8.15 in the Delaware Court of Chancery or any federal court sitting in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (a) either Party has an adequate remedy at law or (b) an award of specific performance is not an appropriate remedy for any reason at law or equity. Each Party further agrees that no Party shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.15, and each Party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

Section 8.16 Release.

(a) EXCEPT FOR THE EXPRESS OBLIGATIONS OF THE PARTIES UNDER THIS AGREEMENT, THE LLC AGREEMENT AMENDMENT, THE MIPA, THE MIPA ASSIGNMENT

AGREEMENT OR THE MERGER AGREEMENT, EFFECTIVE AS OF THE CLOSING, EACH OF THE COMPANY, GP LLC AND THE MLP, ON BEHALF OF ITSELF AND THE OTHER PARTNERSHIP ENTITIES, ABSOLUTELY AND UNCONDITIONALLY RELEASES, REMISES, ACQUITS AND FOREVER DISCHARGES EACH OF THE RELEASED PARTIES FROM ANY AND ALL COSTS, EXPENSES, DAMAGES, DEBTS, OR ANY OTHER OBLIGATIONS, LIABILITIES AND CLAIMS WHATSOEVER, WHETHER KNOWN OR UNKNOWN, BOTH IN LAW AND IN EQUITY, WHETHER IN CONTRACT, TORT OR OTHERWISE, WHICH SUCH PERSONS MIGHT NOW OR SUBSEQUENTLY MAY HAVE, IN EACH CASE (A) TO THE EXTENT ARISING OUT OF OR RESULTING FROM THE OWNERSHIP AND/OR OPERATION OF THE PARTNERSHIP ENTITIES, OR THE ASSETS, BUSINESS, OPERATIONS, CONDUCT, SERVICES PRODUCTS AND/OR EMPLOYEES (INCLUDING FORMER EMPLOYEES) OF ANY OF THE PARTNERSHIP ENTITIES (AND ANY PREDECESSORS), RELATED TO ANY PERIOD OF TIME AT OR BEFORE THE CLOSING, OR (B) BASED ON, RELATING TO OR ARISING OUT OF THIS AGREEMENT, THE LLC AGREEMENT AMENDMENT, THE MERGER AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN, OR THE NEGOTIATION, APPROVAL OR CONSUMMATION OF ANY OF THE FOREGOING, IN EACH CASE OF CLAUSE (A) AND (B) EVEN IF CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER SOLE, JOINT OR CONCURRENT), STRICT LIABILITY OR OTHER LEGAL FAULT OF ANY RELEASED PERSON; PROVIDED, HOWEVER, THAT THE COMPANY, GP LLC AND MLP AND THE PARTNERSHIP ENTITIES DO NOT RELEASE (X) ANY ADVISOR OF A PARTNERSHIP ENTITY FOR ANY CLAIMS OF SUCH PARTNERSHIP ENTITY AGAINST SUCH ADVISOR SOLELY IN ITS CAPACITY AS AN ADVISOR TO SUCH PARTNERSHIP ENTITY OR (Y) ANY OF THE PARTIES TO THIS AGREEMENT FOR BREACHES OF THE EXPRESS TERMS OF THIS AGREEMENT BY SUCH PARTY. FOR THE AVOIDANCE OF DOUBT AND NOTWITHSTANDING THE FOREGOING, THE COMPANY, GP LLC AND MLP AND THE PARTNERSHIP ENTITIES DO NOT RELEASE ANY RELEASED PARTY FOR ANY CLAIMS AGAINST SUCH RELEASED PARTY IN SUCH RELEASED PARTY’S CAPACITY AS A DIRECTOR OR OFFICER OF THE COMPANY OR THE PARTNERSHIP ENTITIES OR UNDER THE EXPRESS TERMS OF ANY WRITTEN EMPLOYMENT, CONSULTING OR DIRECTOR AGREEMENT WITH THE COMPANY, GP LLC, MLP OR ANY PARTNERSHIP ENTITY; PROVIDED THAT THIS SENTENCE SHALL NOT LIMIT ANY EXCULPATION FROM LIABILITY, RIGHTS TO INDEMNITY OR OTHER LIMITATIONS ON LIABILITIES OR DUTIES ANY RELEASED PARTY MAY HAVE (WHETHER IN SUCH RELEASED PARTY’S CAPACITY AS A DIRECTOR OR OFFICER OF THE COMPANY OR PARTNERSHIP ENTITIES OR OTHERWISE).

(b) EXCEPT FOR THE EXPRESS OBLIGATIONS OF THE PARTIES UNDER THIS AGREEMENT THE LLC AGREEMENT AMENDMENT, OR THE MERGER AGREEMENT, EFFECTIVE AS OF THE CLOSING, EACH OF THE SELLER, MORIAH PROPERTIES AND THE OTHER MEMBERS ABSOLUTELY AND UNCONDITIONALLY RELEASES, REMISES, ACQUITS AND FOREVER DISCHARGES EACH OF THE COMPANY AND THE PARTNERSHIP ENTITIES AND THEIR RESPECTIVE AFFILIATES, EACH OF THE PRESENT AND FORMER PARTNERS, MEMBERS, EQUITYHOLDERS, OFFICERS, DIRECTORS, MANAGERS, EMPLOYEES, AGENTS, ADVISORS AND REPRESENTATIVES OF ANY OF THE FOREGOING, AND EACH OF THEIR RESPECTIVE HEIRS, EXECUTORS, ADMINISTRATORS, SUCCESSORS AND ASSIGNS (COLLECTIVELY, THE “PARTNERSHIP RELEASED PARTIES”), FROM ANY AND ALL COSTS, EXPENSES, DAMAGES, DEBTS, OR ANY OTHER OBLIGATIONS, LIABILITIES AND CLAIMS WHATSOEVER, WHETHER KNOWN OR UNKNOWN, BOTH IN LAW AND IN EQUITY, WHETHER IN CONTRACT, TORT OR OTHERWISE, WHICH SUCH PERSONS MIGHT NOW OR SUBSEQUENTLY MAY HAVE, IN EACH CASE (A) TO THE EXTENT ARISING OUT OF OR RESULTING FROM THE OWNERSHIP AND/OR OPERATION OF THE PARTNERSHIP ENTITIES, OR THE ASSETS, BUSINESS, OPERATIONS, CONDUCT, SERVICES, PRODUCTS AND/OR EMPLOYEES (INCLUDING FORMER EMPLOYEES) OF ANY OF THE PARTNERSHIP ENTITIES (AND ANY PREDECESSORS), RELATED TO ANY PERIOD OF TIME AT OR BEFORE THE CLOSING, OR (B) BASED ON, RELATING TO OR ARISING OUT OF THIS AGREEMENT, THE

MERGER AGREEMENT, THE LLC AGREEMENT AMENDMENT OR THE TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN, OR THE NEGOTIATION, APPROVAL OR CONSUMMATION OF ANY OF THE FOREGOING, IN EACH CASE OF CLAUSE (A) AND (B), EVEN IF CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER SOLE, JOINT OR CONCURRENT), STRICT LIABILITY OR OTHER LEGAL FAULT OF ANY RELEASED PERSON; PROVIDED, HOWEVER, THAT THE SELLER, MORIAH PROPERTIES AND THE OTHER MEMBERS DO NOT RELEASE (X) ANY ADVISOR FOR ANY CLAIMS OF SUCH PERSON AGAINST SUCH ADVISOR SOLELY IN ITS CAPACITY AS AN ADVISOR TO SELLER, MORIAH PROPERTIES OR ANY OTHER MEMBER OR (Y) ANY OF THE PARTIES TO THIS AGREEMENT FOR BREACHES OF THE EXPRESS TERMS OF THIS AGREEMENT OR THE MERGER AGREEMENT BY SUCH PARTY. FOR THE AVOIDANCE OF DOUBT AND NOTWITHSTANDING THE FOREGOING, SELLER, MORIAH PROPERTIES AND THE OTHER MEMBERS DO NOT RELEASE ANY PARTNERSHIP RELEASED PARTY FOR ANY CLAIMS AGAINST SUCH PARTNERSHIP RELEASED PARTY IN SUCH PARTNERSHIP RELEASED PARTY’S CAPACITY AS A DIRECTOR OR OFFICER OF THE COMPANY OR THE PARTNERSHIP ENTITIES; PROVIDED THAT THIS SENTENCE SHALL NOT LIMIT ANY EXCULPATION FROM LIABILITY, RIGHTS TO INDEMNITY OR OTHER LIMITATIONS ON LIABILITIES OR DUTIES ANY PARTNERSHIP RELEASED PARTY MAY HAVE (WHETHER IN SUCH RELEASED PARTY’S CAPACITY AS A DIRECTOR OR OFFICER OF THE COMPANY OR PARTNERSHIP ENTITIES OR OTHERWISE).

Section 8.17 Guarantors’ Representations; Guaranty; Indemnification and Insurance.

(a) Each of the MLP and GP LLC is a legal entity duly organized, validly existing and in good standing under the applicable Laws of the jurisdiction in which it is formed or organized, as applicable, and has all requisite limited liability company or partnership power and authority necessary to enter into this Agreement and to consummate the transactions contemplated by this Agreement. The execution, delivery and performance by each of the MLP and GP LLC of this Agreement, and the consummation of the transactions contemplated by this Agreement, have been duly authorized and approved by the Board and no other entity action on the part of the MLP and GP LLC is necessary to authorize the execution, delivery and performance by the MLP and GP LLC of this Agreement and the consummation of the transactions contemplated by this Agreement. The Conflicts Committee has granted Special Approval (as defined in the MLP Agreement) with respect to this Agreement, the LLC Agreement Amendment and the transactions contemplated thereby. GP LLC is the sole general partner of the MLP and owns the General Partner Interest. GP LLC engages in no other business other than those related to owning the General Partner Interest. There are no Equity Securities in GP LLC other than the Interests and GP LLC hereby agrees, prior to the Closing, not to issue any new Equity Securities in GP LLC or admit any new members without the prior written consent of Seller. A true and correct copy of Exhibit A to the LLC Agreement as of the Effective Date is attached as Exhibit C to this Agreement. This Agreement has been duly and validly authorized and has been validly executed and delivered by the MLP and GP LLC and, assuming due authorization, execution and delivery of this Agreement by the other Parties hereto, constitutes the legal, valid and binding obligations of the MLP and GP LLC enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights and by general principles of equity. Assuming the accuracy of the representations of Moriah Properties in Section 8.18(a), the execution, delivery and performance by the MLP and GP LLC of this Agreement and the consummation by the MLP and GP LLC of the transactions contemplated hereby will not (i) assuming the authorizations, consents and approvals referred to in Section 5.04 of the Merger Agreement are obtained and the filings referred to in Section 5.04 of the Merger Agreement are made, conflict with or result in a breach of violation of, any of the terms of provisions of, or constitute a default (of an event which, with notice or lapse of time or both, would constitute such a default) under, any Contract to which the MLP or GP LLC is a party or by which the MLP or GP LLC is bound or to which any of the property or assets of the MLP or GP LLC is subject, (ii) conflict with or result in any violation of the provisions of the organizational documents of the MLP or GP LLC or (iii) assuming the authorizations, consents and approvals referred to in Section 5.04 of the Merger Agreement are obtained and the filings referred to in Section 5.04 of the Merger

Agreement are made, violate or will not violate any statute, Law, Permit or regulation of any court or Governmental Entity or body having jurisdiction over the MLP or GP LLC or the property or assets of the MLP or GP LLC, except in the case of clauses (i) and (iii), for such conflicts, breaches, violations or defaults as would not prevent the consummation of the transactions contemplated by this Agreement.

(b) The MLP and GP LLC each hereby unconditionally and irrevocably guarantees to Seller the performance in full by the Company of the obligations of the Company hereunder, including the obligations of the Company under Section 8.16 and Article VI. Each of the MLP and GP LLC hereby waives all defenses as a surety including notice, and agrees that its obligations under this Section 8.17 shall not be impaired, diminished or discharged by any extension of time granted by the Company, by any course of dealing between the parties, or by any events or circumstances which might operate to discharge a guarantor. Each of the MLP and GP LLC waives the right to require Seller to first proceed against the Company with respect to any dispute, controversy, or claim arising out of or related to this Agreement, and agrees that any such dispute, controversy, or claim may be brought directly against the MLP, GP LLC, the Company, or against any one or more of them.

(c) THE MLP AND GP LLC EACH HEREBY UNCONDITIONALLY AND IRREVOCABLY JOINTLY AND SEVERALLY AGREE TO (AND TO CAUSE THEIR APPLICABLE SUBSIDIARIES TO) INDEMNIFY, DEFEND AND HOLD HARMLESS EACH OF THE RELEASED PARTIES FROM AND AGAINST ANY PROCEEDING, COST OR EXPENSES (INCLUDING ATTORNEYS’ FEES), JUDGMENTS, FINES, LOSSES, CLAIMS, DEMANDS, DAMAGES, OBLIGATIONS, INTEREST, CAUSES OF ACTION OR LIABILITIES WHATSOEVER AND AMOUNTS PAID IN SETTLEMENT IN CONNECTION WITH ANY ACTUAL OR THREATENED PROCEEDING, WHETHER KNOWN OR UNKNOWN, BOTH IN LAW OR IN EQUITY, WHETHER IN CONTRACT, TORT OR OTHERWISE, WHICH ANY PERSON MIGHT NOW OR SUBSEQUENTLY MAY HAVE, RELATING TO OR ARISING OUT OF THIS AGREEMENT (EXCEPT ANY INDEMNIFICATION LIABILITY OF SELLER, MORIAH PROPERTIES OR THE OTHER MEMBERS UNDER SECTION 6.01(A), OF THIS AGREEMENT OR FOR BREACHES OF THE EXPRESS TERMS OF THIS AGREEMENT BY SELLER, MORIAH PROPERTIES OR THE OTHER MEMBERS), THE LLC AGREEMENT AMENDMENT, THE MERGER AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, EVEN IF CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER SOLE, JOINT OR CONCURRENT), STRICT LIABILITY OR OTHER LEGAL FAULT OF ANY SUCH PERSON TO BE INDEMNIFIED, AND PROVIDE ADVANCEMENT OF EXPENSES (INCLUDING ATTORNEYS’ FEES) WITH RESPECT TO EACH OF THE FOREGOING, TO THE FULLEST EXTENT PERMITTED UNDER APPLICABLE LAW. FOR THE AVOIDANCE OF DOUBT AND NOTWITHSTANDING THE FOREGOING, THE COMPANY, GP LLC AND MLP AND THE PARTNERSHIP ENTITIES DO NOT INDEMNIFY ANY RELEASED PARTY FOR ANY CLAIMS AGAINST SUCH RELEASED PARTY IN SUCH RELEASED PARTY’S CAPACITY AS A DIRECTOR OR OFFICER OF THE COMPANY OR THE PARTNERSHIP ENTITIES OR UNDER THE EXPRESS TERMS OF ANY WRITTEN EMPLOYMENT, CONSULTING OR DIRECTOR AGREEMENT WITH THE COMPANY, GP LLC, MLP OR ANY PARTNERSHIP ENTITY; PROVIDED THAT THIS SENTENCE SHALL NOT LIMIT ANY EXCULPATION FROM LIABILITY, RIGHTS TO INDEMNITY OR OTHER LIMITATIONS ON LIABILITIES OR DUTIES ANY RELEASED PARTY MAY HAVE (WHETHER IN SUCH RELEASED PARTY’S CAPACITY AS A DIRECTOR OR OFFICER OF THE COMPANY OR PARTNERSHIP ENTITIES OR OTHERWISE).

(d) From and after the Effective Date, the Company and its Affiliates shall honor any provision of the organizational documents of any of the Partnership Entities setting forth exculpation from liability, rights to indemnification, or other limitations on liabilities or duties for any of the Partnership Entities or any of their respective officers, managers, advisors, subadvisors, directors, employees, Affiliates, members, partners, equityholders, and agents, and the successors to and permitted assigns of the foregoing (and their respective officers, managers, directors, employees, Affiliates, members, partners, equityholders, agents and successors and permitted assigns).

(e) The rights of any Released Party under this Section 8.17 shall be in addition to any other rights such Released Party may have under the organizational documents of any GP LLC Members, their respective Affiliates, the Company or any Partnership Entities, indemnification or employment agreements with any such person (including as provided under this Agreement or the Merger Agreement) or under applicable Law (including the Delaware Limited Liability Company Act, the Delaware Revised Uniform Limited Partnership Act and the Delaware General Corporation Law). The provisions of this Section 8.17 shall survive the consummation of the transactions contemplated by this Agreement for a period of six years and are expressly intended to benefit, and be enforceable by, each of the Released Parties and their respective heirs and representatives; provided, however, that in the event that any claim or claims for indemnification or advancement set forth in this Section 8.17 are asserted or made within such six-year period, all rights to indemnification and advancement in respect of any such claim or claims will continue until disposition of all such claims. If the Company or any Partnership Entity or any of their respective successors or assigns (i) consolidates with or merges into any other Person or (ii) in one or more series of transactions, directly or indirectly, transfers all or substantially all of its businesses or assets to any Person (whether by consolidation, merger or otherwise), then, in each such case, proper provision shall be made so that such continuing or surviving entity or transferee of such assets or its respective successors and assigns, as the case may be, shall assume the obligations set forth in this Section 8.17.

Section 8.18 Moriah Properties’ Representation; Guaranty, Indemnification and Insurance.

(a) Moriah Properties is a legal entity duly organized, validly existing and in good standing under the applicable Laws of the jurisdiction in which it is formed or organized, as applicable, and has all requisite partnership power and authority necessary to enter into this Agreement, provide its consent as a GP LLC Member to the Corporate Reorganization and to consummate the transactions contemplated by this Agreement, the MIPA and the MIPA Assignment Agreement. The execution, delivery and performance by Moriah Properties of this Agreement, the MIPA and the MIPA Assignment Agreement, and the consummation of the transactions contemplated hereby and thereby, have been duly authorized and approved by Moriah Properties and its general partner and no other entity action on the part of Moriah Properties or its general partner is necessary to authorize the execution, delivery and performance by Moriah Properties of this Agreement, the MIPA and the MIPA Assignment Agreement and the consummation of the transactions contemplated hereby and thereby. Each of this Agreement, Moriah Properties’ consent as a GP LLC Member to the Corporate Reorganization, the MIPA and the MIPA Assignment Agreement has been duly and validly authorized and has been validly executed and delivered by Moriah Properties and, assuming due authorization, execution and delivery of this Agreement by the other Parties hereto (other than Seller) with respect to this Agreement, constitutes the legal, valid and binding obligations of Moriah Properties enforceable in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors’ rights and by general principles of equity. Assuming the accuracy of the representations of the Company, GP LLC and the MLP herein, the execution, delivery and performance by Moriah Properties of this Agreement and the consummation by Moriah Properties of the transactions contemplated hereby will not (a) assuming the authorizations, consents and approvals referred to in Section 4.03 and 4.04 of the Merger Agreement are obtained and the filings referred to in Section 4.04 of the Merger Agreement are made, conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute such a default) under, any contract to which Moriah Properties is a party or by which Moriah Properties is bound or to which any of the property or assets of Moriah Properties is subject, (b) conflict with or result in any violation of the provisions of the organizational documents of Moriah Properties or (c) assuming the authorizations, consents and approvals referred to in Section 4.03 and 4.04 of the Merger Agreement are obtained and the filings referred to in Section 4.04 of the Merger Agreement are made, violate or will not violate any statute, law, permit or regulation of any court or Governmental Entity or body having jurisdiction over Moriah Properties or the property or assets of Moriah Properties, except in the case of clauses (a) and (c), for such conflicts, breaches, violations or defaults as would not prevent the consummation of the transactions contemplated by this Agreement.

(b) Moriah Properties hereby unconditionally and irrevocably guarantees to the Company the performance in full by Seller of the obligations of Seller hereunder, including the obligations of Seller under Article VI. Moriah Properties hereby waives all defenses as a surety including notice, and agrees that its obligations under this Section 8.18 shall not be impaired, diminished or discharged by any extension of time granted by Seller, by any course of dealing between the parties, or by any events or circumstances which might operate to discharge a guarantor. Moriah Properties waives the right to require the Company to first proceed against the Seller with respect to any dispute, controversy, or claim arising out of or related to this Agreement, and agrees that any such dispute, controversy, or claim may be brought directly against Moriah Properties, the Seller, or against any one or both of them.

(c) MORIAH PROPERTIES HEREBY UNCONDITIONALLY AND IRREVOCABLY AGREES TO (AND TO CAUSE ITS SUBSIDIARIES TO) INDEMNIFY, DEFEND AND HOLD HARMLESS EACH OF THE PARTNERSHIP RELEASED PARTIES FROM AND AGAINST ANY PROCEEDING, COST OR EXPENSES (INCLUDING ATTORNEYS’ FEES), JUDGMENTS, FINES, LOSSES, CLAIMS, DEMANDS, DAMAGES, OBLIGATIONS, INTEREST, CAUSES OF ACTION OR LIABILITIES WHATSOEVER AND AMOUNTS PAID IN SETTLEMENT IN CONNECTION WITH ANY ACTUAL OR THREATENED PROCEEDING, WHETHER KNOWN OR UNKNOWN, BOTH IN LAW OR IN EQUITY, WHETHER IN CONTRACT, TORT OR OTHERWISE, WHICH ANY PERSON MIGHT NOW OR SUBSEQUENTLY MAY HAVE, AS A RESULT OF OR ARISING OUT OF A BREACH OF ANY REPRESENTATION OR WARRANTY MADE BY MORIAH PROPERTIES IN SECTION 8.18(A) OR AS A RESULT OF OR ARISING OUT OF THE BREACH OF ANY COVENANT OR AGREEMENT MADE OR TO BE PERFORMED BY MORIAH PROPERTIES PURSUANT TO THIS AGREEMENT, EVEN IF CAUSED IN WHOLE OR IN PART BY THE NEGLIGENCE (WHETHER SOLE, JOINT OR CONCURRENT), STRICT LIABILITY OR OTHER LEGAL FAULT OF ANY SUCH PERSON TO BE INDEMNIFIED, AND PROVIDE ADVANCEMENT OF EXPENSES (INCLUDING ATTORNEYS’ FEES) WITH RESPECT TO EACH OF THE FOREGOING, TO THE FULLEST EXTENT PERMITTED UNDER APPLICABLE LAW, SUBJECT IN EACH CASE TO THE LIMITATIONS IN SECTION 6.03.

(d) The rights of any Indemnified Party under this Section 8.18 shall be in addition to any other rights such Indemnified Party may have under the organizational documents of any GP LLC Members, their respective Affiliates, the Company or any Partnership Entities, indemnification or employment agreements with any such person (including as provided under this Agreement or the Merger Agreement) or under applicable Law (including the Delaware Limited Liability Company Act, the Delaware Revised Uniform Limited Partnership Act and the Delaware General Corporation Law). The provisions of this Section 8.18 shall survive the consummation of the transactions contemplated by this Agreement for a period of six years and are expressly intended to benefit, and be enforceable by, each of the Indemnified Parties and their respective heirs and representatives; provided, however, that in the event that any claim or claims for indemnification or advancement set forth in this Section 8.18 are asserted or made within such six-year period, all rights to indemnification and advancement in respect of any such claim or claims will continue until disposition of all such claims. If Moriah Properties or any of its successors or assigns (i) consolidates with or merges into any other Person or (ii) in one or more series of transactions, directly or indirectly, transfers all or substantially all of its businesses or assets to any Person (whether by consolidation, merger or otherwise), then, in each such case, proper provision shall be made so that such continuing or surviving entity or transferee of such assets or its respective successors and assigns, as the case may be, shall assume the obligations set forth in this Section 8.18.

[Signature Pages Follow]

IN WITNESS WHEREOF, the Parties hereto execute this Agreement, effective as of the Effective Date.

THE COMPANY:

LEGACY RESERVES INC.

By:	/s/ James Daniel Westcott
Name:	James Daniel Westcott
Title:	President and Chief Financial Officer

THE COMPANY GUARANTORS:

LEGACY RESERVES LP

By: Legacy Reserves GP, LLC, its general partner

By:	/s/ James Daniel Westcott
Name:	James Daniel Westcott
Title:	President and Chief Financial Officer

LEGACY RESERVES GP, LLC

By:	/s/ James Daniel Westcott
Name:	James Daniel Westcott
Title:	President and Chief Financial Officer

SIGNATURE PAGE TO

GP PURCHASE AGREEMENT

SELLER:

LION GP INTERESTS, LLC

By:	/s/ Cary D. Brown
Name:	Cary D. Brown
Title:	Chief Executive Officer

THE SELLER GUARANTOR:

MORIAH PROPERTIES, LTD.

By: Moriah Resources, Inc., its general partner,

By:	/s/ Cary D. Brown
Name:	Cary D. Brown
Title:	Chief Executive Officer

SIGNATURE PAGE TO

GP PURCHASE AGREEMENT

THE OTHER MEMBERS:

BROTHERS PRODUCTION PROPERTIES, LTD.

By:	Brothers Production Company, Inc.,
its general partner

By:	/s/ Kyle A. McGraw
Name:	Kyle A. McGraw
Title:	President

BROTHERS PRODUCTION COMPANY, INC.

By:	/s/ Kyle A. McGraw
Name:	Kyle A. McGraw
Title:	President

BROTHERS OPERATING COMPANY, INC.

By:	/s/ Kyle A. McGraw
Name:	Kyle A. McGraw
Title:	President

J&W MCGRAW PROPERTIES, LTD.

By:	Wanda J. McGraw Management, LLC, its general partner

By:	/s/ Kyle A. McGraw
Name:	Kyle A. McGraw
Title:	President

SIGNATURE PAGE TO

GP PURCHASE AGREEMENT

DAB RESOURCES, LTD.

By:	DAB 1999 Corp., its general partner

By:	/s/ Dale A. Brown
Name:	Dale A. Brown
Title:	President

H2K HOLDINGS, LTD.

By:	H2K Management, LLC,
its general partner

By:	/s/ Paul T. Horne
Name:	Paul T. Horne
Title:	President

SIGNATURE PAGE TO

GP PURCHASE AGREEMENT

EXHIBIT A

FORM OF ASSIGNMENT AGREEMENT

[See attached.]

EXHIBIT A TO

GP PURCHASE AGREEMENT

Exhibit A

FORM OF ASSIGNMENT AGREEMENT

This Assignment Agreement (this “Assignment”) is made and entered into effective as of 12:01 a.m., Houston, Texas time, on [                ], 2018, by and between Legacy Reserves Inc., a Delaware corporation (“Assignee”), and Lion GP Interests, LLC, a Delaware limited liability company (“Assignor”). Capitalized terms used but not defined herein shall have the meaning assigned to such term in the GP Purchase Agreement (as defined below).

W I T N E S S E T H:

WHEREAS, Assignor is a member of and owns all of the limited liability company interests (the “Assigned Interests”) in Legacy Reserves GP, LLC (“GP LLC”);

WHEREAS, pursuant to the GP Purchase Agreement, dated as of March 23, 2018 (the “GP Purchase Agreement”), by and among Assignee, Assignor, Legacy Reserves LP, Legacy Reserves GP, LLC, Moriah Properties, Ltd. and Brothers Production Properties, Ltd., Brothers Production Company, Inc., Brothers Operating Company, Inc., J&W McGraw Properties, Ltd., DAB Resources, Ltd. and H2K Holdings, Ltd., Assignor agreed to transfer, and Assignee has agreed to acquire, all of the Assigned Interests, such that Assignee will become the sole member of GP LLC upon the terms and conditions contained in the GP Purchase Agreement; and

WHEREAS, Assignor desires to effect the sale, assignment, transfer, conveyance and delivery of all of the Assigned Interests to Assignee as set forth above;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and confessed, the parties hereto do hereby agree as follows:

1. Assignment. Notwithstanding any provision to the contrary in the Amended and Restated Limited Liability Company Agreement of GP LLC, dated March 15, 2006 (as amended, the “GP LLC Agreement”), Assignor irrevocably and forever SELLS, ASSIGNS, TRANSFERS, CONVEYS AND DELIVERS to Assignee, its successors and assigns, to have and to hold forever, and Assignee PURCHASES, ASSUMES AND ACCEPTS, Assignor’s entire right, title and interest in and to any and all Assigned Interests and any and all income, distributions, value, rights, benefits and privileges associated therewith or deriving therefrom, free and clear of all Liens, other than (a) generally applicable restrictions on transfer that may be imposed by state or federal securities laws and (b) any Liens created by or approved by the Company.

2. Substitution as Member. Notwithstanding any provision to the contrary in the GP LLC Agreement, from and after the Closing, Assignee shall be substituted for Assignor as a member of GP LLC with respect to the Assigned Interests and Assignor shall be withdrawn from GP LLC as a member and cease to have or exercise any right or power as a member of GP LLC or in any regard with respect to the Assigned Interests. The parties hereto agree that the assignment of the Assigned Interests, the admission of Assignee as a substitute member, and the cessation of Assignor as a member of GP LLC shall not dissolve GP LLC and the business of GP LLC shall continue.

EXHIBIT A TO

GP PURCHASE AGREEMENT

3. General Provisions.

(a) Applicable Law; Submission to Jurisdiction; Waiver of Jury Trial. The provisions of Section 8.07 and Section 8.08 to the GP Purchase Agreement (Governing Law; Submission to Jurisdiction; Waiver of Jury Trial) are hereby incorporated into this Assignment by reference, mutatis mutandis.

(b) Counterparts. This Assignment may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which counterparts, when so executed and delivered, shall be deemed to be an original and all of which counterparts, taken together, shall constitute but one and the same agreement.

(c) Successors and Assigns. Subject to Section 8.10 of the GP Purchase Agreement, this Assignment shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

(d) Conflict.

(i) This Assignment is made pursuant to, and is subject to the terms of, the GP Purchase Agreement. Notwithstanding anything to the contrary contained in this Assignment, nothing contained herein is intended to or shall be deemed to limit, restrict, modify, alter, amend or otherwise change in any manner the rights and obligations of the parties to the GP Purchase Agreement under the GP Purchase Agreement, and in the event of any conflict between the terms and provisions hereof and the terms and the provisions of the GP Purchase Agreement, the terms and provisions of the GP Purchase Agreement shall control.

(ii) In the event of any conflict between the terms and provisions hereof and the terms and provisions of the GP LLC Agreement, the terms and provisions of this Assignment shall control.

(e) Amendment or Supplement. This Assignment may be amended, modified or supplemented only by written agreement of the parties hereto.

[Signature Pages Follow]

EXHIBIT A TO

GP PURCHASE AGREEMENT

IN WITNESS WHEREOF, this Assignment has been duly executed by each of the parties hereto as of the date and year first above written.

ASSIGNEE:

LEGACY RESERVES INC.

By:
Name:
Title:

SIGNATURE PAGE TO

ASSIGNMENT AGREEMENT

ASSIGNOR:

LION GP INTERESTS, LLC

By:
Name:
Title:

SIGNATURE PAGE TO

ASSIGNMENT AGREEMENT

EXHIBIT B

LLC AGREEMENT AMENDMENT

[See attached.]

EXHIBIT B TO

GP PURCHASE AGREEMENT

Final

THIRD AMENDMENT

TO

AMENDED AND RESTATED

LIMITED LIABILITY COMPANY AGREEMENT

OF

LEGACY RESERVES GP, LLC

THIS THIRD AMENDMENT TO AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT OF LEGACY RESERVES GP, LLC (this “Amendment”) (i) is entered into effective as of March 23, 2018 (the “Effective Date”) by and among Brothers Production Properties, Ltd. (“Brothers Properties”), Brothers Production Company, Inc. (“Brothers Production”), Brothers Operating Company, Inc., (“Brothers Operating”), J&W McGraw Properties, Ltd. (“J&W McGraw”), Moriah Properties, Ltd. (“Moriah”), DAB Resources, Ltd. (“DAB Resources”), and H2K Holdings, Ltd. (“H2K Holdings”; and together with Brothers Properties, Brothers Production, Brothers Operating, J&W McGraw, Moriah and DAB Resources, the “Members” and each, a “Member”) and (ii) has been approved by the unanimous consent of the Conflicts Committee (the “Conflicts Committee”) of the Board of Directors (the “Board”) of Legacy Reserves GP, LLC, a Delaware limited liability company (the “Company”), pursuant to Sections 7.10(d) and 13.5 of the GP LLC Agreement (as defined below).

Reference is made to the Amended and Restated Limited Liability Company Agreement of Legacy Reserves GP, LLC, dated March 15, 2006, as amended by the First Amendment, effective as of December 31, 2009, and as further amended by the Second Amendment, effective as of March 16, 2012 (as so amended, the “GP LLC Agreement”). Unless otherwise defined herein, all capitalized terms used herein shall have the meaning given to them in the GP LLC Agreement.

PREAMBLE

WHEREAS, it is contemplated that Legacy Reserves LP, a Delaware limited partnership (the “Partnership”), the Company and Legacy Reserves Inc., a Delaware corporation (“New Legacy”), will enter into an Agreement and Plan of Merger (the “Merger Agreement”) by which the Partnership will merge with and into Legacy Reserves Merger Sub LLC, a Delaware limited liability company and wholly-owned subsidiary of New Legacy, with the Partnership surviving as a subsidiary of New Legacy (the transactions contemplated by the Merger Agreement, the “Corporate Reorganization”);

WHEREAS, the Members have previously consented to the Corporate Reorganization;

WHEREAS, Section 13.5 of the GP LLC Agreement provides that the GP LLC Agreement may only be amended by a written instrument executed by the Members (except in the case of amendments to the provisions contained in Article VII that are subject to the restrictions on amendment contained in such Article);

WHEREAS, Section 7.10(d) of the GP LLC Agreement requires Special Approval (as defined in the GP LLC Agreement) as a condition to amending Section 7.10(c) of the GP LLC Agreement; and

WHEREAS, the Conflicts Committee, pursuant to the authority granted to the Conflicts Committee by the Board in accordance with the GP LLC Agreement, has approved this Amendment, such approval constituting Special Approval of this Amendment.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto amend the GP LLC Agreement as follows:

AMENDMENTS

1.	Section 7.10(c)(ii). Section 7.10(c)(ii) shall be amended by deleting subclause (6) in its entirety and replacing it with “(6) dissolve (to the fullest extent permitted by law) or liquidate”.

2.	Effect on GP LLC Agreement. Except as amended hereby, the GP LLC Agreement shall be and remain in full force and effect and this Amendment shall become a part of the GP LLC Agreement.

3.

Counterparts. This Amendment may be executed in counterparts, all of which together shall constitute one agreement binding on all the parties hereto, notwithstanding that all such parties are not signatories to the original or the same counterpart.

4.

Governing Law. This Amendment shall be governed by and shall be construed in accordance with the laws of the State of Delaware, excluding any conflict-of-laws rules or principle that might refer the governance or the construction of this Agreement to the law of another jurisdiction.

IN WITNESS WHEREOF, the parties hereto have executed this Amendment effective as of the Effective Date.

MEMBERS

BROTHERS PRODUCTION PROPERTIES, LTD.

By:	Brothers Production Company, Inc., its general partner

By:
Name:	Kyle A. McGraw
Title:	President

BROTHERS PRODUCTION COMPANY, INC.

By:
Name:	Kyle A. McGraw
Title:	President

BROTHERS OPERATING COMPANY, INC.

By:
Name:	Kyle A. McGraw
Title:	President

J&W MCGRAW PROPERTIES, LTD.

By:	Wanda J. McGraw Management, LLC, its general partner

By:
Name:	Kyle A. McGraw
Title:	Vice President

SIGNATURE PAGE TO

LLC AGREEMENT AMENDMENT

MORIAH PROPERTIES, LTD.

By:	Moriah Resources, Inc., its general partner

By:
Name:	Cary D. Brown
Title:	Vice President

SIGNATURE PAGE TO

LLC AGREEMENT AMENDMENT

DAB RESOURCES, LTD.

By:	DAB 1999 Corp., its general partner

By:
Name:	Dale A. Brown
Title:	President

SIGNATURE PAGE TO

LLC AGREEMENT AMENDMENT

H2K HOLDINGS, LTD.

By:	H2K Management, LLC, its general partner

By:
Name:	Paul T. Horne
Title:	President

SIGNATURE PAGE TO

LLC AGREEMENT AMENDMENT

EXHIBIT C

EXHIBIT A TO THE LLC AGREEMENT AS OF THE EFFECTIVE DATE

MEMBER	PERCENTAGE INTEREST
Moriah Properties, Ltd.	57.87%
DAB Resources, Ltd.	5.20%
Brothers Production Properties, Ltd.	29.26%
Brothers Production Company, Inc.	1.56%
Brothers Operating Company, Inc.	0.26%
J&W McGraw Properties, Ltd.	5.33%
H2K Holdings, Ltd.	0.52%

EXHIBIT C TO

GP PURCHASE AGREEMENT

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Officers and Directors.

The Merger Agreement provides that from and after the effective time of the Corporate Reorganization, the Partnership (as the surviving entity of the Corporate Reorganization) and New Legacy jointly and severally agree to indemnify and hold harmless against any cost or expenses (including attorneys’ fees), judgments, fines, losses, claims, damages or liabilities and amounts paid in settlement in connection with any actual or threatened legal proceeding, and provide advancement of expenses with respect to each of the foregoing to, any person who is now, or has been or becomes at any time prior to the effective time of the Corporate Reorganization, an officer, director or employee of the Partnership or any of its subsidiaries or the Partnership GP, to the fullest extent permitted under applicable law. In addition, the Partnership (as the surviving entity of the Corporate Reorganization) and New Legacy will honor the provisions regarding elimination of liability of officers and directors, indemnification of officers, directors and employees and advancement of expenses contained in the organizational documents of the Partnership and the Partnership GP immediately prior to the effective time of the Corporate Reorganization and ensure that the organizational documents of the Partnership and the Partnership GP or any of their respective successors or assigns, if applicable, will contain provisions no less favorable, for a period of six years following the effective time, with respect to indemnification, advancement of expenses and exculpation of present and former directors, officers, employees and agents of the Partnership and the Partnership GP than are presently set forth in such organizational documents. In addition, New Legacy will maintain in effect for six years from the effective time of the Corporate Reorganization New Legacy’s current directors’ and officers’ liability insurance policies covering acts or omissions occurring at or prior to the effective time of the Corporate Reorganization with respect to such indemnified persons, provided that in no event will New Legacy be required to expend more than an amount per year equal to 300% of current annual premiums paid by New Legacy for such insurance.

Legacy Reserves Inc.’s amended and restated bylaws, which will become effective upon the consummation of the Corporate Reorganization, provide that a director will not be liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of the law, (3) under section 174 of the DGCL for unlawful payment of dividends or improper redemption of stock or (4) for any transaction from which the director derived an improper personal benefit. In addition, if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of the corporation, in addition to the limitation on personal liability provided for in Legacy Reserves Inc.’s amended and restated certificate of incorporation, which will become effective upon the consummation of the Corporate Reorganization, will be limited to the fullest extent permitted by the amended DGCL. Legacy Reserves Inc.’s amended and restated bylaws further provide that the corporation will indemnify, and advance expenses to, any officer or director to the fullest extent authorized by the DGCL.

Section 145 of the DGCL provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses, including attorneys’ fees, judgments, fines and amounts paid in settlement in connection with specified actions, suits and proceedings whether civil, criminal, administrative, or investigative, other than a derivative action by or in the right of the corporation, if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful. A similar standard is applicable in the case of derivative actions, except that indemnification extends only to expenses, including attorneys’ fees, incurred in connection with the defense or settlement of such action and the statute requires court approval before there can be any indemnification where the person seeking indemnification has been found liable to the corporation. The statute provides that it is not exclusive of other indemnification that may be granted by a corporation’s certificate of incorporation, bylaws, disinterested director vote, stockholder vote, agreement or otherwise.

Item 21. Exhibits and Financial Statement Schedules.

(a) Exhibits.

Reference is made to the Exhibit Index following the signature page hereof, which Exhibit Index is hereby incorporated into this Item.

Exhibit Number	Description

2.1*	Membership Interest Purchase and Sale Agreement, dated July 3, 2015, by and between Legacy Reserves Operating LP and WGR Operating LP.

2.2*	Purchase and Sale Agreement, dated July 3, 2015, by and between Legacy Reserves Operating LP and Anadarko E&P Onshore LLC.

2.3*	Amended and Restated Agreement and Plan of Merger, dated as of July 9, 2018, by and among Legacy Reserves Inc., Legacy Reserves Merger Sub LLC, Legacy Reserves LP and Legacy Reserves GP, LLC (included as Annex A to the proxy statement/prospectus that forms a part of this registration statement on Form S-4).

3.1*	Certificate of Incorporation of Legacy Reserves Inc.

3.2*	Bylaws of Legacy Reserves Inc.

3.3*	Form of Amended and Restated Certificate of Incorporation of Legacy Reserves Inc. (included as Exhibit A to Annex A to the proxy statement/prospectus that forms a part of this registration statement on Form S-4).

3.4*	Form of Amended and Restated Bylaws of Legacy Reserves Inc. (included as Exhibit B to Annex A to the proxy statement/prospectus that forms a part of this registration statement on Form S-4).

4.1*	Registration Rights Agreement dated June 29, 2006, between Henry Holdings LP and Legacy Reserves LP and Legacy Reserves GP, LLC.

4.2*	Registration Rights Agreement dated March 15, 2006, by and among Legacy Reserves LP, Legacy Reserves GP, LLC and the other parties thereto.

4.3*	Indenture, dated as of December 4, 2012, among Legacy Reserves LP, Legacy Reserves Finance Corporation, the Guarantors named therein and Wells Fargo Bank, National Association, as trustee.

4.4*	Indenture, dated as of May 28, 2013, among Legacy Reserves LP, Legacy Reserves Finance Corporation, the Guarantors named therein and Wells Fargo Bank, National Association, as trustee.

4.5*	First Supplemental Indenture, dated as of August 25, 2015, among Legacy Reserves LP, Legacy Reserves Finance Corporation, the Guarantors named therein and Wells Fargo Bank, National Association, as trustee.

4.6*	First Supplemental Indenture, dated as of August 25, 2015, among Legacy Reserves LP, Legacy Reserves Finance Corporation, the Guarantors named therein and Wells Fargo Bank, National Association, as trustee.

4.7*	Second Supplemental Indenture, dated as of April 2, 2018, by and among Legacy Reserves LP, Legacy Reserves Inc., Legacy Reserves GP, LLC, Legacy Reserves Finance Corporation, the guarantors named therein and Wells Fargo Bank, National Association, as trustee (related to 8% Senior Notes due 2020).

4.8*	Second Supplemental Indenture, dated as of April 2, 2018, by and among Legacy Reserves LP, Legacy Reserves Inc., Legacy Reserves GP, LLC, Legacy Reserves Finance Corporation, the guarantors named therein and Wells Fargo Bank, National Association, as trustee (related to 6.625% Senior Notes due 2021).

Exhibit Number	Description

5.1	Opinion of Kirkland & Ellis LLP regarding validity of the securities being registered.

8.1	Opinion of Kirkland & Ellis LLP as to certain tax matters.

10.1*	Third Amended and Restated Credit Agreement, among Legacy Reserves LP, as Borrower, Wells Fargo Bank, National Association, as Administrative Agent, Compass Bank, as Syndication Agent, UBS Securities LLC and U.S. Bank National Association, as Co-Documentation Agents and the Lenders Party thereto, dated as of April 1, 2014.

10.2*	First Amendment to Third Amended and Restated Credit Agreement, dated April 17, 2014, by and between Legacy Reserves LP, Wells Fargo Bank, National Association, as administrative agent and certain other financial institutions party thereto as lenders.

10.3*	Second Amendment to Third Amended and Restated Credit Agreement, dated May 22, 2014, among Legacy Reserves LP, as borrower, the guarantors named therein, Wells Fargo Bank, National Association as administrative agent, and the lenders signatory thereto.

10.4*	Third Amendment to Third Amended and Restated Credit Agreement, dated December 29, 2014, among Legacy Reserves LP, as borrower, the guarantors named therein, Wells Fargo Bank, National Association, as administrative agent, and the lenders signatory thereto.

10.5*	Fourth Amendment to Third Amended and Restated Credit Agreement, dated February 23, 2015, among Legacy Reserves LP, as borrower, the guarantors named therein, Wells Fargo Bank, National Association, as administrative agent, and the lenders signatory thereto.

10.6*	Fifth Amendment to Third Amended and Restated Credit Agreement, dated August 5, 2015, among Legacy Reserves LP, as borrower, the guarantors named therein, Wells Fargo Bank, National Association, as administrative agent, and the lenders signatory thereto.

10.7*	Sixth Amendment to Third Amended and Restated Credit Agreement, dated November 13, 2015, among Legacy Reserves LP, as borrower, the guarantors named therein, Wells Fargo Bank, National Association, as administrative agent, and the lenders signatory thereto.

10.8*	Seventh Amendment to Third Amended and Restated Credit Agreement, dated February 19, 2016, among Legacy Reserves LP, as borrower, the guarantors named therein, Wells Fargo Bank, National Association, as administrative agent, and the lenders signatory thereto.

10.9*	Eighth Amendment to Third Amended and Restated Credit Agreement, dated October 25, 2016, among Legacy Reserves LP, as borrower, the guarantors named therein, Wells Fargo Bank, National Association, as administrative agent, and the lenders signatory thereto.

10.10*	Ninth Amendment to Third Amended and Restated Credit Agreement, dated as of March 23, 2018, by and among Legacy Reserves LP, as borrower, the guarantors named therein, Wells Fargo Bank, National Association, as administrative agent, and the lenders signatory thereto.

10.11*	Term Loan Credit Agreement, among Legacy Reserves LP, as Borrower, Cortland Capital Market Services LLC, as Administrative Agent and the lenders party thereto, dated as of October 25, 2016.

10.12*	First Amendment and Waiver to Term Loan Credit Agreement, among Legacy Reserves LP, as Borrower, Cortland Capital Market Services LLC, as Administrative Agent, and the lenders party thereto, dated as of July 31, 2017.

10.13*	Second Amendment to Term Loan Credit Agreement, among Legacy Reserves LP, as Borrower, Cortland Capital Market Services LLC, as Administrative Agent, and the lenders party thereto, dated as of October 30, 2017.

10.14*	Third Amendment to Term Loan Credit Agreement, among Legacy Reserves LP, as Borrower, Cortland Capital Market Services LLC, as Administrative Agent, and the lenders party thereto, dated as of December 31, 2017.

Exhibit Number	Description

10.15*	Fourth Amendment to Term Loan Credit Agreement, dated as of March 23, 2018, by and among Legacy Reserves LP, Cortland Capital Market Services LLC and the lenders party thereto.

10.16*	Note Purchase Agreement, among Legacy Reserves LP, Fir Tree Value Master Fund, L.P., Fir Tree Capital Opportunity Master Fund, L.P., Fir Tree Capital Opportunity Master Fund III, L.P., FT SOF IV Holdings, LLC, FT SOF V Holdings, LLC and FT SOF VII Holdings, LLC, dated as of December 31, 2017.

10.17*	Standstill and Voting Agreement, among Legacy Reserves GP, Legacy Reserves LP, Fir Tree Capital Management LP, Fir Tree Value Master Fund, L.P., Fir Tree Capital Opportunity Master Fund, L.P., Fir Tree Capital Opportunity Master Fund III, L.P., FT SOF IV Holdings, LLC, FT SOF V Holdings, LLC, FT SOF VII Holdings, LLC and Fir Tree E&P Holdings XI, LLC, dated as of December 31, 2017

10.18*	GP Purchase Agreement, dated as of March 23, 2018, by and among Legacy Reserves Inc., Legacy Reserves LP, Legacy Reserves GP, LLC and Lion GP Interests, LLC and Moriah Properties, Ltd., Brothers Production Properties, Ltd., Brothers Production Company, Inc., Brothers Operating Company, Inc., J&W McGraw Properties, Ltd., DAB Resources, Ltd. and H2K Holdings, Ltd. (included as Annex C to the proxy statement/prospectus that forms a part of this registration statement on Form S-4).

10.19*	Legacy 2018 Omnibus Incentive Plan (included as Annex B to the proxy statement/prospectus that forms a part of this registration statement on Form S-4).

10.20*	Form of Employment Agreement.

10.21*	Form of Restricted Stock Unit Award Agreement.

10.22*	Stipulation and Agreement of Settlement, dated July 6, 2018, by and among Legacy Reserves Inc., Legacy Reserves LP, Legacy Reserves GP, LLC, the other released parties thereto, plaintiff Jeffrey Doppelt, the members of the Settlement Class (as defined therein), and the other releasing parties thereto.

21.1*	List of subsidiaries of Legacy Reserves Inc.

23.1	Consent of BDO USA, LLP.

23.2	Consent of LaRoche Petroleum Consultants, Ltd.

23.3	Consent of Kirkland & Ellis LLP (included in Exhibits 5.1 and 8.1).

24.1*	Power of Attorney.

99.1*	Summary Reserve Report from LaRoche Petroleum Consultants, Ltd.

99.2	Form of Proxy for Legacy Reserves LP.

99.3*	Consent of Director Nominee (Paul T. Horne).

99.4*	Consent of Director Nominee (Cary D. Brown).

99.5*	Consent of Director Nominee (D. Dwight Scott).

99.6*	Consent of Director Nominee (William R. Granberry).

99.7*	Consent of Director Nominee (G. Larry Lawrence).

99.8*	Consent of Director Nominee (Kyle D. Vann).

*	Previously filed.
**	To be filed by amendment.

(b) Financial Statement Schedules.

Financial statement schedules are omitted because they are not required or the required information is shown in the consolidated financial statements or the notes thereto incorporated by reference in the proxy statement/prospectus that forms a part of this registration statement.

Item 22. Undertakings.

The undersigned registrant hereby undertakes:

(a) (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser: if the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(a) That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(b) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(c) That every prospectus (i) that is filed pursuant to paragraph (b) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.

(e) To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question as to whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement, or amendment thereto, to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Midland, State of Texas, on August 1, 2018.

LEGACY RESERVES INC.

BY:	/s/ James Daniel Westcott
Name:	James Daniel Westcott
Title:	President, Chief Financial Officer and Director (Principal Financial Officer)

Pursuant to the requirements of the Securities Act, this registration statement, or amendment thereto, has been signed by the following persons in the capacities indicated on August 1, 2018.

Signature	Title

*	Chief Executive Officer
Paul T. Horne	(Principal Executive Officer)

/s/ James Daniel Westcott	President, Chief Financial Officer and Director
James Daniel Westcott	(Principal Financial Officer)

*	Chief Accounting Officer and Controller
Micah C. Foster	(Principal Accounting Officer)

*By:	/s/ James Daniel Westcott
James Daniel Westcott
Attorney-in-fact